     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1999

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             3DFX INTERACTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           CALIFORNIA                          3674                          77-0390421
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               L. GREGORY BALLARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                ROBERT P. LATTA, ESQ.                                  JOHN B. MCKNIGHT, ESQ.
                CHRIS F. FENNELL, ESQ.                                LOCKE LIDDELL & SAPP LLP
           WILSON SONSINI GOODRICH & ROSATI                         2200 ROSS AVENUE, SUITE 2200
               PROFESSIONAL CORPORATION                                 DALLAS, TEXAS 75201
                  650 PAGE MILL ROAD                                       (214) 740-8000
                 PALO ALTO, CA 94304
                    (650) 493-9300

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Merger described herein.

    If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                              PROPOSED MAXIMUM
TITLE OF EACH CLASS                          AMOUNT         PROPOSED MAXIMUM     AGGREGATE
OF SECURITIES TO                              TO BE          OFFERING PRICE       OFFERING           AMOUNT OF
BE REGISTERED                             REGISTERED(1)       PER SHARE(2)        PRICE(2)      REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------------------
Common Stock, no par value (and
  associated preferred stock purchase
  rights)............................   9,680,000 shares         $10.47         $101,349,600          $28,175
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Represents the number of shares of the Common Stock (and associated preferred stock purchase rights) of the Registrant which may be issued to shareholders of STB Systems, Inc., a Texas corporation ("STB"), pursuant to the Merger described herein.

(2) Pursuant to 457(f)(l) and Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), the registration fee has been calculated based on the average of the high and low prices per share of STB's Common Stock on April 9, 1999 as reported on the Nasdaq National Market.

(3) A fee of $16,615 was previously paid by the Registrant pursuant to Rule 14a-6 promulgated under the Exchange Act of 1934, as amended, in connection with the filing of the preliminary Joint Proxy Statement/Prospectus on January 8, 1999. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee and accordingly, an additional $11,560 is being paid in connection with this Registration Statement.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      LOGO

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 30, 1999

TO THE SHAREHOLDERS OF 3DFX INTERACTIVE, INC.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of 3Dfx Interactive, Inc., will be held at 3Dfx's offices at 4435 Fortran Drive, San Jose, California 95134 on Friday, April 30, 1999 at 10:00 a.m., local time, to consider and vote on the following proposals:

     1. To approve and adopt the Agreement and Plan of Reorganization, dated as of December 13, 1998, among 3Dfx, Voodoo Merger Sub, a wholly-owned subsidiary of 3Dfx, and STB Systems, Inc., to approve the merger of 3Dfx and STB, and to approve the issuance of shares of 3Dfx common stock necessary to complete the merger. After the merger, STB will be a wholly-owned subsidiary of 3Dfx. A copy of this Agreement and Plan of Reorganization, which is referred to as the merger agreement, is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice;

     2. To approve an amendment to the bylaws of 3Dfx to increase the size of the board of directors to nine members;

     3. To ratify and approve an increase in the number of shares reserved for issuance under 3Dfx's 1995 Employee Stock Plan by 2,000,000 to 6,375,000;

     4. To transact such other business as may properly come before the 3Dfx meeting, including any motion to adjourn to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the proposals, or before any postponements or adjournments thereof.

     The merger agreement, the proposed merger, the proposed amendment to the bylaws, the proposed increase to the number of shares reserved under the stock plan and other related matters are more fully described in the attached joint proxy statement/prospectus.

     Shareholders of record at the close of business on March 26, 1999 are entitled to notice of, and to vote at, the 3Dfx meeting and any adjournments or postponements thereof.

     All 3Dfx shareholders are cordially invited to attend the 3Dfx meeting in person. Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                                          By Order of the Board of Directors,

                                          Gregory Ballard
                                          President and Chief Executive Officer
San Jose, California
April 19, 1999

     TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE 3DFX MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE 3DFX MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

  THE 3DFX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF
   EACH OF THE PROPOSALS LISTED ABOVE, INCLUDING THE APPROVAL OF THE MERGER.

                                      LOGO

                               STB SYSTEMS, INC.
                             3400 WATERVIEW PARKWAY
                            RICHARDSON, TEXAS 75080

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 30, 1999

TO THE SHAREHOLDERS OF STB SYSTEMS, INC.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of STB Systems, Inc., will be held on Friday, April 30, 1999 at 1:00 p.m., local time, at STB's offices at 3400 Waterview Parkway, Richardson, Texas to consider and vote upon the following proposals:

          1. To approve and adopt the Agreement and Plan of Reorganization dated as of December 13, 1998 among 3Dfx Interactive, Inc., Voodoo Merger Sub, Inc., a wholly-owned subsidiary of 3Dfx, and STB, and to approve the merger of 3Dfx and STB. After the merger, STB will be a wholly-owned subsidiary of 3Dfx. A copy of this Agreement and Plan of Reorganization, which is referred to as the merger agreement, is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice.

          2. To transact such other business as may properly come before the STB meeting, including any motion to adjourn to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the proposal, or before any adjournments or postponements thereof.

     The merger agreement, the proposed merger and other related matters are more fully described in the attached joint proxy statement/prospectus.

     Shareholders of record at the close of business on March 30, 1999 are entitled to notice of, and to vote at, the STB meeting and any adjournments or postponements thereof.

     All STB shareholders are cordially invited to attend the STB meeting in person. Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                                          By Order of the Board of Directors

                                          William E. Ogle
                                          Chief Executive Officer and
                                          Chairman of the Board of Directors

Richardson, Texas
April 19, 1999

     TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE STB MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE STB MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

THE STB BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER.

                                                                            LOGO

                        JOINT PROXY STATEMENT/PROSPECTUS

PROXY STATEMENT/PROSPECTUS OF  PROXY STATEMENT OF
3DFX INTERACTIVE, INC.         STB SYSTEMS, INC.

     The boards of directors of 3Dfx Interactive, Inc. and STB Systems, Inc. have approved and recommend to you the merger of 3Dfx and STB. After the merger, STB will operate as a wholly-owned subsidiary of 3Dfx. In the merger, 3Dfx will issue to STB shareholders 0.65 of a share of 3Dfx common stock for each share of STB common stock held by them. Based on the capitalization of the two companies as of March 26, 1999, an aggregate of approximately 8,194,400 shares of 3Dfx common stock will be issued to STB shareholders in connection with the merger, representing approximately 34.2% of the outstanding shares of 3Dfx common stock after the merger, excluding shares issuable upon the exercise of options and warrants.

     Special meetings are scheduled for the 3Dfx and STB shareholders to vote on the matters described in this joint proxy statement/prospectus. Shareholders of both 3Dfx and STB are being asked to approve the merger. In addition, 3Dfx shareholders are being asked to approve amendments to 3Dfx's bylaws and one of its stock option plans.

     You may vote at your special meeting if you own shares as of the record date, which is the close of business on March 26, 1999 in the case of 3Dfx and March 30, 1999 in the case of STB. The dates, times and places of the special meetings are set forth in the accompanying notice. YOUR VOTE IS VERY IMPORTANT.

     3Dfx common stock trades on the Nasdaq National Market, which is referred to as Nasdaq, under the symbol TDFX. STB common stock trades on Nasdaq under the symbol STBI.

     WE STRONGLY URGE YOU TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING ON PAGE 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/ PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated and was first mailed to shareholders on or about April 19, 1999.

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Frequently Asked Questions About the
  Merger.............................    1
Summary..............................    2
  The Companies......................    2
  Reasons for the Merger.............    2
  3Dfx Shareholder Meeting...........    3
  STB Shareholder Meeting............    3
  Record Date; Voting Power..........    3
  Vote Required to Approve the
     Merger..........................    3
  Recommendations to Shareholders....    3
  Where You Can Find a More Detailed
     Description of the Merger
     Agreement.......................    4
  What STB Securityholders Will
     Receive in Connection With the
     Merger..........................    4
  Some 3Dfx and STB Shareholders Have
     Entered into Voting Agreements
     Obligating Them to Vote in Favor
     of the Merger...................    4
  STB Entered into a Stock Option
     Agreement That May Discourage
     Others from Acquiring a Stake in
     STB.............................    5
  Material Federal Income Tax
     Matters.........................    5
  3Dfx and STB Received Opinions from
     their Financial Advisors........    5
  Interests of Some Executive
     Officers and Directors of STB in
     the Merger May Be Conflicts of
     Interest........................    5
  The Merger is Subject to
     Conditions......................    6
  Termination of the Merger
     Agreement.......................    7
  Termination Fees and Expenses......    7
  Anticipated Accounting Treatment...    7
  Board of Directors and Management
     of
     3Dfx and STB Following the
     Merger..........................    7
  Shareholders Do Not Have
     Dissenters' or Appraisal
     Rights..........................    8
  Rights of Holders of STB Common
     Stock Following the Merger Will
     be Different than Now...........    8
  Markets and Market Prices..........    8
Risk Factors.........................    9
  Risks Related to the Merger........    9
  Risks Related to the Business and
     Operations of 3Dfx and STB......   14

                                       PAGE
                                       ----
Where You Can Find More
  Information........................   27
The Companies........................   29
  Business of 3Dfx...................   29
  Business of STB....................   30
Selected Historical and Pro Forma
  Financial Data.....................   31
  3Dfx Selected Historical Financial
     Data............................   32
  STB Selected Historical Financial
     Data............................   33
  Selected Unaudited Pro Forma
     Financial Data..................   34
Comparative Per Share Data...........   35
Comparative Market Price Data........   36
The 3Dfx Meeting.....................   37
  When and Where the Meeting Will Be
     Held............................   37
  What Will Be Voted Upon............   37
  Which Shareholders May Vote........   37
  How Do 3Dfx Shareholders Vote......   37
  How to Change Your Vote............   38
  Vote Required to Approve Each
     Proposal........................   38
  Quorum; Abstentions; Broker
     Non-Votes.......................   39
  Solicitation of Proxies and
     Expenses of Solicitation........   39
The STB Meeting......................   40
  When and Where the Meeting Will Be
     Held............................   40
  What Will Be Voted Upon............   40
  Which Shareholders May Vote........   40
  How Do STB Shareholders Vote.......   40
  How to Change Your Vote............   41
  Vote Required to Approve the
     Merger..........................   41
  Quorum; Abstentions; Broker
     Non-Votes.......................   41
  Solicitation of Proxies and
     Expenses of Solicitation........   42
Ownership of Certain Beneficial
  Owners and Management of 3Dfx......   43
Ownership of Certain Beneficial
  Owners and Management of STB.......   45
The Merger and Related
  Transactions.......................   46
  General............................   46
  Effective Time of the Merger.......   46
  Conversion of STB Securities.......   46
  Background of the Merger...........   48
  Reasons for the Merger.............   54

                                       PAGE
                                       ----
  3Dfx Board Considerations..........   55
  STB Board Considerations...........   57
  Recommendation of the STB Special
     Committee.......................   59
  Board of Directors
     Recommendations.................   60
  Opinion of 3Dfx's Financial
     Advisor.........................   60
  Opinion of STB's Financial
     Advisor.........................   69
  Interests of Some Executive
     Officers and Directors in the
     Merger..........................   77
  Representations and Covenants......   80
  Conditions to Consummation of the
     Merger..........................   81
  Regulatory Approvals Required......   82
  Limitation on Negotiations.........   83
  Waiver and Amendment...............   84
  Termination; Breakup Fees..........   84
  The Stock Option Agreement.........   85
  Voting Agreements..................   86
  STB Executive Employment
     Agreements......................   87
  Material Federal Income Tax
     Matters.........................   88
  Accounting Treatment...............   89
  Restrictions on Resale of 3Dfx
     Common Stock....................   90

                                       PAGE
                                       ----
  Dissenters' Rights.................   90
  Stock Exchange Listing of 3Dfx
     Common Stock....................   90
  Expenses...........................   90
  Surrender of STB Common Stock
     Certificates....................   90
Unaudited Pro Forma Financial
  Information and Notes Thereto......   92
Comparison of Shareholder Rights.....   99
Description of 3Dfx Capital Stock....  111
Description of STB Capital Stock.....  115
Proposed Approval of Amendment to the
  3Dfx 1995 Employee Stock Plan......  117
Proposed Amendment to the Bylaws of
  3Dfx...............................  122
Adjournment of Special Meetings......  123
Shareholder Proposals................  123
Experts..............................  124
Legal Matters........................  124
Forward-Looking Statements...........  124
Trademarks...........................  125

Appendix A -- Agreement and Plan of Reorganization

Appendix B -- Form of 3Dfx Voting Agreement

Appendix C -- Form of STB Voting Agreement

Appendix D -- STB Option Agreement

Appendix E -- Opinion of BancBoston Robertson Stephens

Appendix F -- Opinion of Hoak Breedlove Wesneski & Co.

Appendix G -- Form of STB Affiliate Agreement

Appendix H -- 3Dfx's Form 8-A for registration of certain classes of securities pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed on June 4, 1997

Appendix I -- 3Dfx's Form 8-A for registration of certain classes of securities pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed on November 11, 1998

Appendix J -- 3Dfx's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1998

Appendix K -- 3Dfx's Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 1998

Appendix L -- 3Dfx's Current Report on Form 8-K filed March 30, 1999

Appendix M -- STB's Annual Report on Form 10-K for the fiscal year ended October
              31, 1998

Appendix N -- STB's Annual Report on Form 10-K/A (Amendment No. 1) for the
              fiscal year ended October 31, 1998

Appendix O -- STB's Annual Report on Form 10-K/A (Amendment No. 2) for the
              fiscal year ended October 31, 1998

Appendix P -- STB's Quarterly Report on Form 10-Q for the quarter ended January
              31, 1999

Appendix Q -- STB's Form 8-A/A for registration of certain classes of securities pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed on October 28, 1997

                  FREQUENTLY ASKED QUESTIONS ABOUT THE MERGER

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working to complete the merger as quickly as possible. We hope to complete the merger by April 30, 1999.

Q: AS A STB SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A: You will receive 0.65 of a share of 3Dfx common stock for each share of STB common stock that you own. For example, if you own 1,000 shares of STB common stock, you will receive 650 shares of 3Dfx common stock. You will receive only whole shares. You will receive cash for any fractional shares.

Q: AS A 3DFX SHAREHOLDER, WILL I RECEIVE ADDITIONAL SHARES OF 3DFX COMMON STOCK
   IN THE MERGER?

A: No, you will continue to hold the same number of shares of 3Dfx common stock after the merger. Shares of 3Dfx common stock will be issued only to STB shareholders in the merger. The merger will result in 3Dfx shareholders holding a smaller percentage of the combined company's stock than the percentage of 3Dfx stock they currently hold. After the merger, pre-merger 3Dfx shareholders will own approximately 65.8% of the shares of 3Dfx common stock.

Q: IF I AM NOT GOING TO ATTEND THE SHAREHOLDER MEETING, SHOULD I RETURN MY PROXY
   CARD INSTEAD?

A: Yes. Please fill out and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at your special meeting.

Q: IF MY SHARES OF STOCK ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER
   VOTE MY SHARES FOR ME?

A: Your broker will only vote your shares if you provide instructions on how to vote. Without instructions, your shares will not be voted. You should instruct your broker to vote your shares by following the directions provided by your broker. If you do not instruct your broker to vote your shares, this will have the effect of a vote against the proposals relating to approval and adoption of the merger agreement and approval of the merger.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: Send in a later-dated, signed proxy card to your company's secretary before your special meeting or attend your special meeting and vote in person.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, 3Dfx will send STB shareholders a letter of transmittal and written instructions for exchanging their stock certificates. STB shareholders should not surrender their STB stock certificates until after the merger and until they receive the letter of transmittal.

    3Dfx shareholders should keep their current certificates.

    For more information on exchanging shares see, "Surrender of STB Common Stock Certificates" on page 90.

Q: WILL THE MERGER BE TAX-FREE TO ME?

A: The merger will be a tax-free reorganization for federal income tax purposes for the companies and their shareholders. In general, STB shareholders will not recognize gain or loss on the exchange of their stock, other than on account of cash received for a fractional share. 3Dfx shareholders will not recognize any gain or loss in connection with the merger.

    To review the tax consequences to 3Dfx and STB shareholders in greater detail, see "The Merger and Related Transactions -- Material Federal Income Tax Matters" on page 88.

Q: WHO CAN ANSWER MY QUESTIONS?

A: If you have more questions about the merger, you should contact:

         For 3Dfx:
          David Zacarias
          (408) 935-4400

         For STB:
          Bryan F. Keyes
          (972) 234-8750

                                    SUMMARY

     This summary highlights selected information found in greater detail elsewhere in this joint proxy statement/prospectus. This summary does not contain all of the information that is important to you. We urge you to read the entire document, including the appendices, and the documents which 3Dfx and STB have incorporated by reference before you decide how to vote.

THE COMPANIES (SEE PAGE 29)

    3DFX INTERACTIVE, INC.
    4435 Fortran Drive
    San Jose, California 95134
    (408) 935-4400

     3Dfx develops products designed to enable personal computers to display realistic 3D images at very high levels of performance in a cost-effective manner. These products are commonly known as graphics chips. Personal computer users see the benefit of these graphics chips primarily when playing computer games or when using other 3D software programs. 3Dfx's products are included as part of small card-like electronic devices known as graphics boards that plug in to the inside of personal computers. Currently, 3Dfx does not sell graphics boards. It only sells graphics chips which are included in graphics boards sold by other companies. The primary market focus for 3Dfx's products has been the retail graphics board market. This is the market for the sale of graphics boards to customers for installation in their personal computers. In addition, 3Dfx develops products that have both 2D and 3D capability to optimize both a realistic 3D experience and more generalized 2D requirements, such as the creation of charts and graphs. These products are well suited to both the personal computer manufacturer, who sells fully configured systems, and the retail graphics board market.

     For more information on 3Dfx, see "Where You Can Find More Information" on page 27.

    STB SYSTEMS, INC.
    3400 Waterview Parkway
    Richardson, Texas 75080
    (972) 234-8750

     STB primarily designs, manufactures and sells graphics boards for use in desktop personal computers. These products enable a personal computer to display text and images on the computer's screen. More advanced product versions incorporate graphics chips, such as the ones sold by 3Dfx, that allow a high-quality, rapid display of 3D images and display motion video like a television. Unlike most of its competitors, STB manufactures its products in its own factory, which is located in Juarez, Mexico, and focuses its sales efforts on manufacturers of personal computers, or OEMs, rather than retail stores.

     For more information on STB, see "Where You Can Find More Information" on page 27.

REASONS FOR THE MERGER (SEE PAGE 54)

     We believe that the merger will enhance shareholder value by providing customers with a direct source for graphics boards using 3Dfx graphics chips. Supplying graphics boards directly instead of through independent graphics board companies will allow the combined company to develop a more focused brand message, which we believe will result in more consistent product demand and price stability. In addition, a combined graphics chip and graphics board company can achieve operational efficiencies that are not available if the companies remain independent. For example, a more tightly integrated graphics chip, software and graphics board design provides faster time to market and a more cost-effective product.

     Other operational efficiencies result from 3Dfx having fewer customers to support, since most of 3Dfx's customers are graphics board companies, and from STB having fewer suppliers of graphics chips allowing both companies to better focus their engineering and marketing resources. Additionally, while 3Dfx developed a strong retail market demand for its products, STB historically emphasized sales to original equipment manufacturers, or OEMs, the companies that manufacture a finished personal computer product for sale to customers. As a result, we also believe that the market focuses of each company are complementary and that a major benefit of the merger will be a larger market opportunity for the combined company.

     For a more detailed discussion of the reasons for the merger and the deliberations by the boards of directors of 3Dfx and STB, see pages 54 to 60.

3DFX SHAREHOLDER MEETING (SEE PAGE 37)

     The 3Dfx meeting will be held at 3Dfx's offices located at 4435 Fortran Drive, San Jose, California on April 30, 1999 at 10:00 a.m., local time. At the meeting, 3Dfx will ask its shareholders to approve the merger and the issuance of 3Dfx common stock in the merger. In addition, 3Dfx shareholders will be asked to approve amendments to 3Dfx's bylaws and one of its stock plans.

     3Dfx shareholders will also consider and vote upon other matters properly brought before the 3Dfx meeting.

STB SHAREHOLDER MEETING (SEE PAGE 40)

     The STB meeting will be held at STB's offices at 3400 Waterview Parkway, Richardson, Texas on April 30, 1999 at 1:00 p.m., local time. At the meeting, STB will ask its shareholders approve the merger.

     STB shareholders may also consider and vote upon other matters properly brought before the STB meeting.

RECORD DATE; VOTING POWER (SEE PAGES 37 AND 40)

     You are entitled to vote at your shareholders' meeting if you owned shares of 3Dfx as of the close of business on March 26, 1999 or if you owned shares of STB as of the close of business on March 30, 1999.

     At the close of business on 3Dfx's record date, 15,861,088 shares of 3Dfx common stock were outstanding and entitled to vote at the 3Dfx meeting. You will have one vote at the 3Dfx meeting for each share of 3Dfx common stock you owned as of 3Dfx's record date.

     At the close of business on STB's record date, 12,606,787 shares of STB common stock were outstanding and entitled to vote at the STB meeting. You will have one vote at the STB meeting for each share of STB common stock you owned as of STB's record date.

VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGES 38 AND 41)

     The approval of the proposals to approve the merger and the issuance of shares of 3Dfx common stock in the merger and to approve the amendment to 3Dfx's bylaws requires the affirmative vote of a majority of the outstanding shares of 3Dfx common stock. The affirmative vote of a majority of the shares of 3Dfx common stock represented and voting at the 3Dfx meeting will be required to approve the amendment to the stock plan.

     The affirmative vote of the holders of two-thirds of the outstanding shares of STB common stock entitled to vote at the STB meeting is required to approve the merger.

RECOMMENDATIONS TO SHAREHOLDERS (SEE PAGE 60)

To 3Dfx shareholders:

     After careful consideration, the 3Dfx board of directors has unanimously approved the merger agreement and the merger and believes that the terms of the merger agreement are fair to, and that the merger is in the best interests of, both you and 3Dfx. The 3Dfx board of directors unanimously recommends that you vote for approval of the merger. In addition, the 3Dfx board of directors has unanimously approved the amendments to the bylaws and the stock plan and unanimously recommends that you vote for approval of these amendments.

To STB shareholders:

     The STB board or directors has approved the merger agreement and the transactions it contemplates and has determined that the merger is fair to, and in the best interests of, both you and STB. All members of the STB board or directors voted in favor of approval of the merger agreement and related matters, except Lawrence E. Wesneski, who abstained from voting. Mr. Wesneski is the President, Chief Executive Officer, Chairman of the Board of Directors, and a shareholder of Hoak Breedlove Wesneski, which is serving as STB's financial advisor in connection with the merger and has issued a fairness opinion in connection with the merger. After careful consideration, the STB board of directors recommends that you vote for approval of the merger agreement and the merger.

WHERE YOU CAN FIND A MORE DETAILED DESCRIPTION OF THE MERGER AGREEMENT

     For a more detailed description of the terms of the merger agreement, see pages 46 to 92. A copy of the signed merger agreement is attached as Appendix A.

WHAT STB SECURITYHOLDERS WILL RECEIVE IN CONNECTION WITH THE MERGER (SEE PAGES 46 - 48)

     Holders of STB common stock. STB shareholders will receive 0.65 of a share of 3Dfx common stock for each share of STB common stock they own prior to the merger.

     Holders of STB options. Some options to purchase STB common stock that were granted under STB's 1995 Long-Term Incentive Plan will accelerate and become fully vested and exercisable as a result of the merger. This category of options are referred to as "accelerated STB options." Holders of accelerated STB options will have the choice of either (1) exercising the option prior to the effective time of the merger, or (2) receiving a cash payment. The per share cash payment will be equal to the difference between an average closing price of STB common stock as reported on Nasdaq prior to the effective date of the merger and the exercise price of the option. Any accelerated STB options that are not exercised or cashed out will terminate at the effective time of the merger.

     Options to purchase shares of STB common stock issued under STB's 1995 Long-Term Incentive Plan that would already be exercisable regardless of the merger and options issued under another STB stock option plan will convert into options to purchase 65% as many shares of 3Dfx common stock at an adjusted exercise price. These options are referred to as "converting STB options." 3Dfx will assume each converting STB option in accordance with the terms of the stock option plan under which the option was issued. The terms and conditions that will apply to the new options will be substantially the same as the terms and conditions that apply to the existing options.

     Holders of STB warrants. 3Dfx will assume all outstanding warrants to purchase shares of STB common stock.

     Based on the capitalization of STB on March 26, 1999, 3Dfx will issue an aggregate of approximately 8,194,400 shares of 3Dfx common stock, excluding shares issuable upon the exercise of options and warrants, in connection with the merger. Based on the closing price of 3Dfx common stock on April 14, 1999, the approximately 8,194,400 shares that 3Dfx expects to issue will be valued in aggregate at $179.3 million. In addition, by virtue of the merger, 3Dfx will be obligated to issue a maximum of approximately 586,100 additional shares of 3Dfx common stock upon exercise, if and when exercised, of the converting STB options assumed in the merger.

     For more information on conversion of shares and on stock options, see "The Merger and Related Transactions -- Conversion of STB Securities" on pages 46 to 48.

SOME 3DFX AND STB SHAREHOLDERS HAVE ENTERED INTO VOTING AGREEMENTS OBLIGATING THEM TO VOTE IN FAVOR OF THE MERGER (SEE PAGE 86)

     Some shareholders of 3Dfx, including all executive officers and directors, have agreed with STB that they will vote their shares of 3Dfx common stock in favor of the merger. These shareholders beneficially owned an aggregate of approximately 13.3% of the outstanding shares of 3Dfx common stock as of March 26, 1999.

     Similarly, some shareholders of STB, including all executive officers and directors, have agreed with 3Dfx that they will vote their shares of STB common stock in favor of the merger, and against approval of any proposal opposing or competing against the merger. These shareholders beneficially owned an aggregate of approximately 12.1% of the outstanding shares of STB common stock as of March 26, 1999.

     For more information on these voting agreements, see "The Merger and Related Transactions -- Voting Agreements" on page 86.

STB ENTERED INTO A STOCK OPTION AGREEMENT WITH 3DFX THAT MAY DISCOURAGE OTHERS FROM ACQUIRING A STAKE IN STB (SEE PAGE 85)

     At the same time as the signing of the merger agreement, STB entered into a stock option agreement, which grants 3Dfx the option to purchase up to 1,890,883 shares of STB common stock at an exercise price of $5.78 per share. The number of shares subject to the option represents approximately 15.0% of the outstanding shares of STB common stock as of March 26, 1999. The option is not currently exercisable and 3Dfx may only exercise it in circumstances similar to those in which STB must pay a breakup fee. The option is intended to increase the likelihood that the merger will be completed, as it may discourage third parties from acquiring a significant stake in STB.

     For more information see "The Merger and Related Transactions -- The Stock Option Agreement," beginning on page 85.

MATERIAL FEDERAL INCOME TAX MATTERS (SEE PAGE 88)

     We have structured the merger so that, in general, 3Dfx, STB and the shareholders of 3Dfx and STB will not recognize gain or loss for federal income tax purposes in the merger, except for taxes payable because of cash received by STB shareholders instead of fractional shares. Each company has already received an opinion from tax counsel to this effect. It is a condition to the merger that we also receive legal opinions from tax counsel at the closing of the merger consistent with the opinions we have already received. For more information, see "The Merger and Related Transactions -- Material Federal Income Tax Matters" beginning on page 88.

     TAX MATTERS ARE VERY COMPLICATED. THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

3DFX AND STB RECEIVED OPINIONS FROM THEIR FINANCIAL ADVISORS (SEE PAGES 60 THROUGH 77)

     In deciding to approve the merger, the board of directors of 3Dfx considered the opinion of its financial advisor and the board of directors of STB considered the opinion of its financial advisor. 3Dfx received an opinion from its financial advisor, BancBoston Robertson Stephens, that the exchange ratio was fair, from a financial point of view, to 3Dfx. STB received an opinion from its financial advisor, Hoak Breedlove Wesneski, that the exchange ratio was fair, from a financial point of view, to STB's shareholders.

     More information about these opinions is provided in the sections entitled "The Merger and Related Transactions -- Opinion of 3Dfx's Financial Advisor" beginning on page 60 and "-- Opinion of STB's Financial Advisor" beginning on page 69.

INTERESTS OF SOME EXECUTIVE OFFICERS AND DIRECTORS OF STB IN THE MERGER MAY BE CONFLICTS OF INTEREST (SEE PAGE 77)

     You should note that some members of STB management and the STB board of directors have personal interests in the merger that are different from, or in addition to, your interests as a shareholder. As a result, these people may have a conflict of interest that influenced their support of the merger.

     At the time of signing the merger agreement, the terms of the employment agreements of William E. Ogle, Randall E. Eisenbach, James L. Hopkins and J. Shane Long were amended. The amendments will be effective only upon the consummation of the merger. For more information see "The Merger and Related Transactions -- STB Executive Employment Agreements" beginning on page 87.

     Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes will receive the following option related benefits upon the merger:

     - 3Dfx will assume their vested STB stock options

     - Their unvested STB stock options will accelerate and become vested

     - They may either exercise or receive a cash payment equal to the value of their accelerated options

     - They are expected to receive awards of options under a 3Dfx stock plan

     If each of Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes were to exercise all of the STB stock options granted to him, then, based on the $13.56 closing price of STB common stock on Nasdaq on April 8, 1999, the value (net of exercise price) of his options would be $1,603,113, $1,195,735, $1,053,764,
$992,045 and $224,690.

     3Dfx has also agreed to take all actions necessary to nominate and appoint Mr. Ogle to serve as Vice Chairman of the 3Dfx board of directors and Mr. Hopkins as a member of the 3Dfx board of directors immediately following the merger.

     Options for a total of 71,250 shares of STB common stock held by STB's non-employee directors, James J. Byrne, Dennis G. Sabo and Lawrence E. Wesneski, will accelerate in full prior to the merger and, unless exercised prior to the effective time of the merger, will be assumed by 3Dfx.

     All members of the STB board of directors voted in favor of approval of the merger agreement and related matters, except Lawrence E. Wesneski who abstained from voting. Mr. Wesneski is the President, Chief Executive Officer, Chairman of the Board of Directors, and a shareholder of Hoak Breedlove Wesneski, which is serving as STB's financial advisor and has issued a fairness opinion in connection with the merger.

     If 3Dfx and STB complete the merger, 3Dfx will continue for at least six years after the merger indemnification arrangements for persons serving as directors and officers of STB at the time of the merger. Also, subject to limitations, 3Dfx will maintain a policy of directors' and officers' liability insurance for the benefit of those persons for six years after the merger.

     For more information see "The Merger and Related Transactions -- Interests of Some Executive Officers and Directors in the Merger" beginning on page 77.

THE MERGER IS SUBJECT TO CONDITIONS (SEE PAGE 81)

     3Dfx and STB will complete the merger only if a number of standard contractual and legal conditions are either satisfied or waived by the other party. These standard conditions are set forth in detail in the section "Conditions to the Consummation of the Merger" on page 81.

     In addition to these standard conditions, STB will complete the merger only if:

     - The 3Dfx common stock to be issued in the merger is authorized for listing on Nasdaq, and

     - The 3Dfx board of directors is reconstituted to include Messrs. Ogle and Hopkins.

     Either STB or 3Dfx may waive any of the contractual conditions to its closing the merger. If either 3Dfx or STB waives any material conditions, they will resolicit proxies from their shareholders and recirculate this joint proxy statement/prospectus.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 84)

     The merger agreement may be terminated by either 3Dfx or STB if:

     - The conditions to completion of the merger would not be satisfied because of a material breach of the merger agreement by the other or

     - A representation or warranty of the other in the merger agreement becomes untrue.

     The merger agreement may also be terminated under some other circumstances typically found in merger agreements, or by our mutual consent.

     In addition, the merger agreement may be terminated by either of us under any of the following circumstances:

     - If the merger is not completed by May 31, 1999

     - If the 3Dfx or STB shareholders do not approve the merger at the special meetings

     - If STB has accepted or recommended to its shareholders a superior proposal

     A "superior proposal" is a written, unsolicited acquisition proposal that the STB board of directors determines is reasonably capable of being consummated and likely to be financially superior to the merger.

     3Dfx may also terminate the merger agreement at any time prior to the time of the merger if the STB board of directors withdraws, modifies or refrains from recommending the merger or if a third party has acquired beneficial ownership, or the right to acquire beneficial ownership of, at least 33% of STB's outstanding stock.

     STB does not have "walk-away rights" and consequently cannot terminate the merger agreement solely because 3Dfx's stock price declines.

TERMINATION FEES AND EXPENSES (SEE PAGES 84 AND 90)

     We have agreed that we will each pay our own fees and expenses in connection with the merger, whether or not it is completed. However, we will share equally all fees and expenses, other than attorneys' fees, in connection with the printing and filing of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition if the merger agreement is terminated for some reason, the terminating party will be entitled to fees and expenses from the non-terminating party. While the total amount that might be payable in a termination situation cannot be known at this time, the aggregate costs and expenses the companies expect to incur in connection with the merger are approximately $4.5 million.

     STB has agreed to pay 3Dfx a breakup fee of $5.0 million upon the occurrence of any of the following events:

     - STB accepts a superior proposal

     - The STB board of directors withdraws, modifies or refrains from recommending the merger

     - A third-party acquires beneficial ownership, or the right to acquire beneficial ownership of, at least 33% of STB's outstanding voting stock

     For more information, see "The Merger and Related
Transactions -- Termination; Breakup Fees" and "-- Expenses" beginning on pages 84 and 90.

ANTICIPATED ACCOUNTING TREATMENT (SEE PAGE 89)

     We expect the merger will be accounted for as a purchase.

BOARD OF DIRECTORS AND MANAGEMENT OF 3DFX AND STB FOLLOWING THE MERGER

     After the merger, the 3Dfx board of directors will include two additional directors, Messrs. Ogle and Hopkins. In addition, Mr. Ogle will be Vice Chairman of the 3Dfx board of directors and an Executive Vice President of 3Dfx. Mr. Hopkins will be 3Dfx's Senior Vice President of Finance and Strategic Planning; Mr. Eisenbach will be 3Dfx's Senior Vice President of Texas Operations; Mr. Long will be 3Dfx's Senior Vice President of World Wide Sales; and Mr. Keyes will be a vice president of 3Dfx. Otherwise, the management of 3Dfx will not change as a result of the merger. Once the merger occurs, the officers and directors of 3Dfx will become the officers and directors of STB.

SHAREHOLDERS DO NOT HAVE DISSENTERS' OR APPRAISAL RIGHTS (SEE PAGE 90)

     Neither 3Dfx nor STB shareholders are entitled to dissenters' or appraisal rights in the merger.

RIGHTS OF HOLDERS OF STB COMMON STOCK FOLLOWING THE MERGER WILL BE DIFFERENT THAN NOW (SEE PAGE 99)

     The rights of STB's shareholders are currently governed by Texas law and STB's articles of incorporation and bylaws. The rights of 3Dfx's shareholders are governed by California law and 3Dfx's articles of incorporation and bylaws. As of the effective time of the merger, STB shareholders will become 3Dfx shareholders. There are important differences between the rights of shareholders of STB and shareholders of 3Dfx. In particular, 3Dfx has adopted a shareholder rights plan that discourages certain types of change of control transactions. For a description of these differences, see "Comparison of Shareholder Rights" beginning on page 99.

MARKETS AND MARKET PRICES (SEE PAGE 36)

     3Dfx common stock is quoted on Nasdaq under the symbol "TDFX." STB common stock is quoted on Nasdaq under the symbol "STBI." Following the consummation of the merger, STB common stock will cease to be quoted on Nasdaq.

     The following table sets forth various 3Dfx and STB common stock closing sale prices per share, as well as the STB equivalent per share price, which is the equivalent of one share of STB common stock calculated by multiplying the price per share of 3Dfx common stock by 0.65.

                         3DFX          STB          STB
                        COMMON       COMMON      EQUIVALENT
                         STOCK        STOCK         PER
                       PER SHARE    PER SHARE      SHARE
                         PRICE        PRICE        PRICE
                       ---------   -----------   ----------
December 11, 1998....   $16.38       $ 5.78        $10.64
April 14, 1999.......   $21.88       $13.56        $14.22

     For more information on risks relating to markets and prices, see "Risk Factors -- Risks Related to Merger -- If the price of 3Dfx common stock decreases..." on page 11.

                                  RISK FACTORS

     The following factors should be considered carefully by 3Dfx shareholders and STB shareholders common stock in evaluating whether to approve the merger. These factors should be considered together with the other information included or incorporated by reference in this joint proxy statement/prospectus.

RISKS RELATED TO THE MERGER

  DIFFICULTIES INTEGRATING 3DFX AND STB MAY PREVENT THE BENEFITS OF THE MERGER FROM BEING REALIZED.

     As a result of the broad scope of 3Dfx's and STB's operations and the geographic distance separating their bases of operation, it will be difficult to quickly integrate the products, technologies, research and development activities, administration, sales and marketing and other operations of the two companies. Integration difficulties may disrupt the combined company's business and could prevent the achievement of the anticipated benefits of the merger. See "The Merger and Related Transactions -- Reasons for the Merger."

     The difficulties, costs and delays involved in integrating the companies, which may be substantial, may include:

     - Distracting management and other key personnel, particularly senior engineers involved in product development and product definition, from the business of the combined company

     - Perceived and potential adverse changes in business focus or product offerings, especially the focus on retail consumers versus original equipment manufacturers, or OEMs

     - Potential incompatibility of business cultures

     - Costs and delays in implementing common systems and procedures, particularly in integrating different information systems

     - Possible negative effects on customer service resulting from the differing focus on the retail consumer and the OEMs

     - Inability to retain and integrate key management, technical, sales and customer support personnel

     - Potential conflicts in direct sales channels and valued added resellers

  AS A RESULT OF THE MERGER, 3DFX EXPECTS THAT SOME OF ITS SIGNIFICANT CUSTOMERS WILL NOT DO BUSINESS WITH THE COMBINED COMPANY BECAUSE THESE CUSTOMERS ARE CURRENTLY COMPETITORS OF STB AND WILL BE COMPETITORS OF THE COMBINED COMPANY, WHICH COULD CAUSE A DECLINE IN THE COMBINED COMPANY'S SALES.

     The loss of customers of 3Dfx could cause a decline in sales for the combined company unless new sales by the combined company have an offsetting effect. The announcement and consummation of the merger are expected to cause some of 3Dfx's customers to end or curtail their relationships with the combined company. This is expected because the combined company's products will be both graphics chips and graphics boards. Thus, the combined company will be competing with 3Dfx's current customers, graphics board manufacturers. In fact, 3Dfx has told existing customers that are graphics board manufacturers that new generations of 3Dfx graphics chips will not be offered for sale to them after the merger.

     For example, two of 3Dfx's largest customers, Creative Labs and Diamond, compete directly with STB. During 1998, sales to Diamond (and its subsidiaries) represented approximately 32% of 3Dfx's total revenue and sales to Creative Labs (and its subsidiaries) represented approximately 26% of 3Dfx's total revenue. In dollars, these customers together accounted for approximately $117.5 million of 3Dfx's total revenue in 1998. New products being developed by 3Dfx will primarily be sold directly to OEM and retail customers rather than through Diamond and Creative Labs. As a result, 3Dfx expects that sales to Diamond and Creative Labs following the merger will be reduced significantly from prior levels and that these customers will no longer continue to be significant customers of the combined company. As of the date of this document, neither Creative Labs nor Diamond has communicated to 3Dfx that it will terminate the customer relationship for current products.

     3DFX IS CURRENTLY IN A DISPUTE WITH ONE OF ITS LARGEST CUSTOMERS THAT COULD HAVE A NEGATIVE IMPACT ON 3DFX'S EARNINGS AND COULD DIVERT 3DFX'S MANAGEMENT'S ATTENTION.

     As of March 1, 1999, Diamond owed 3Dfx approximately $3.9 million under open invoices. On March 6, 1999, Diamond notified 3Dfx that it would not pay this amount and claimed, instead, that 3Dfx owes Diamond rebates of approximately $3.9 million under Diamond's interpretation of an existing contract between the parties. 3Dfx believes that Diamond's interpretation of the contract is without merit. Diamond has also claimed that 3Dfx owes it an additional $1.0 million in credits for claimed defective products. 3Dfx believes that these claims for defective products are overstated and is in the process of investigating this issue. 3Dfx has received returned product for only some of the claims. Diamond has claimed that the claims for rebates and defective products offset the invoice owed by Diamond to 3Dfx and, consequently, that 3Dfx owes Diamond approximately $941,000. 3Dfx further believes that these claims for rebates and defective product may be motivated by the change in Diamond's relationship with 3Dfx as a result of the merger. 3Dfx intends to vigorously contest Diamond's claims. However, if 3Dfx is not successful and Diamond does not make payment of $3.9 million, this will have a negative impact on 3Dfx's earnings. In addition, even if the dispute is ultimately resolved in 3Dfx's favor, the dispute may lead to litigation, which could be costly and could divert management resources.

  AS A RESULT OF THE MERGER, STB EXPECTS THAT SOME OF ITS SUPPLIERS WILL NOT DO BUSINESS WITH THE COMBINED COMPANY BECAUSE THESE SUPPLIERS ARE CURRENTLY COMPETITORS OF 3DFX AND WILL BE COMPETITORS OF THE COMBINED COMPANY, WHICH MAY REDUCE STB'S REVENUE CONTRIBUTION TO THE COMBINED COMPANY.

     The announcement and consummation of the merger may disrupt STB's relationships with its suppliers, some of whom are competitors of 3Dfx. If STB loses one or more suppliers, it may lose customers that want STB's products to contain components from those suppliers. In particular, nVidia is a major supplier of STB and competes directly with 3Dfx. nVidia's graphics chips were incorporated into STB products representing 63.9% of STB's net sales in fiscal 1998, or approximately $170.1 million net sales. After the merger, STB plans to continue to sell to its customers its current products that use nVidia graphics chips, but does not expect to use nVidia's graphic chips on any new products. Unless the combined company can persuade STB's existing customers that are purchasing products using nVidia graphics chips to purchase new products based on 3Dfx graphics chips, STB's revenue contribution to the combined company will be reduced significantly. Similarly, while no suppliers of graphics chips to STB have as of the date of this joint proxy statement/prospectus indicated to STB that they intend to terminate their supplier relationship with STB, to the extent that any such relationship is terminated or curtailed and STB cannot persuade its existing customers who purchase products containing any of those supplier's graphics chips to purchase products containing 3Dfx graphics chips, then STB's revenue contribution to the combined company could be reduced significantly.

  THE COMBINED COMPANY WILL BE DEPENDENT ON A LIMITED SOURCE OF GRAPHICS CHIPS AND GRAPHICS BOARDS BECAUSE EACH COMPANY IS A SUPPLIER TO THE OTHER, RESULTING IN HEIGHTENED RISKS BECAUSE ONE COMPANY'S SUPPLIERS MAY NOT MEET THE OTHER COMPANY'S REQUIREMENTS.

     As a result of the merger, STB will become significantly dependent on 3Dfx's graphics chip design and development capabilities and 3Dfx will become more dependent on STB's graphics boards and manufacturing capabilities. This will occur because both companies will be more restricted in their ability to select products produced by either STB's or 3Dfx's competitors. If either 3Dfx's graphics chips or STB's graphics boards fail to meet the requirements of either company's customers, the combined company's relationship with those customers could be hurt. This could negatively affect the combined company's financial performance. In addition, STB will be highly dependent on 3Dfx's ability to provide graphics chips on a timely basis meeting the rigid scheduling requirements of OEMs. If 3Dfx's graphics chips could not be provided on a timely basis, STB may not be able to readily find suitable alternative graphics chips, which could result in the loss of business and customers as well as unused manufacturing capacity.

  3DFX EXPECTS TO LOSE RELATIONSHIPS WITH KEY CUSTOMERS THAT HAVE SUPPORTED 3DFX'S FOCUS ON THE RETAIL SALES CHANNEL, CAUSING 3DFX TO RELY ON STB'S DISTRIBUTION RELATIONSHIPS, WHICH HISTORICALLY HAVE NOT FOCUSED ON RETAIL SALES.

     A significant component of the near-term success of the combined company will be continued success in the retail sales channel. 3Dfx has developed its strong presence in the retail market through its own marketing efforts, as well as through the significant marketing efforts of a number of customers, including Diamond and Creative Labs. As a result of the merger, 3Dfx expects to lose some of its largest customers, who are direct competitors of STB, and will become primarily dependent on STB to support the retail sales channel. Historically, STB has targeted low levels of retail sales volume and has directed most of its sales and marketing resources to the OEM sales channel. As a result, there may be substantial risks associated with the combined company's dependence on near-term revenues from the retail channel as the combined company transitions to direct sales in the retail channel.

  IF THE PRICE OF 3DFX COMMON STOCK DECREASES BEFORE THE MERGER, STB SHAREHOLDERS WILL RECEIVE LESS DOLLAR VALUE FOR THEIR STB STOCK, AND AT THE TIME THEY VOTE TO APPROVE THE MERGER THEY WILL NOT KNOW THE VALUE OF THE 3DFX COMMON STOCK THEY WILL RECEIVE WHEN THE MERGER IS COMPLETED.

     As a result of the merger, each STB shareholder will receive 0.65 of a share of 3Dfx common stock for each share of STB common stock held. This exchange ratio is fixed, and as a result STB shareholders will not be compensated for decreases in the market price of 3Dfx common stock that could occur before the merger. In addition, STB does not have "walk-away rights" and consequently cannot terminate the merger agreement solely because 3Dfx's stock price declines. The market prices of 3Dfx common stock and STB common stock as of a recent date are set forth under "Summary -- Markets and Market Prices." STB shareholders are advised to obtain recent market quotations for 3Dfx common stock and STB common stock. Additionally, there may be some time between when STB shareholders vote to approve the merger and when the merger is actually completed, during which the price of 3Dfx common stock could decline. As a consequence, STB shareholders may not know at the time they vote the value of the shares of 3Dfx common stock they will receive in the merger. See
"Summary -- Markets and Market Prices."

  THE MERGER WILL RESULT IN CURRENT 3DFX SHAREHOLDERS OWNING A SUBSTANTIALLY SMALLER PERCENTAGE OF THE COMBINED COMPANY'S STOCK THAN THEY OWN OF 3DFX'S STOCK, WHICH MEANS THAT THEY WILL HAVE LESS VOTING CONTROL OVER THE COMBINED COMPANY.

     After the merger, the current shareholders of 3Dfx will own approximately 65.8% of the outstanding shares of 3Dfx common stock. Therefore, 3Dfx's current shareholders' ownership interest in 3Dfx will be diluted by approximately 34.2%. The issuance of additional shares of 3Dfx common stock in connection with converting STB options being assumed by 3Dfx in the merger will cause further dilution to the current shareholders of 3Dfx. This decrease in ownership means that current 3Dfx shareholders will have reduced voting power in the combined company.

  3DFX AND STB MAY NOT BE ABLE TO RETAIN OR INTEGRATE KEY PERSONNEL, WHICH MAY PREVENT THE COMBINED COMPANY FROM SUCCEEDING.

     The combined company may not be able to retain its key personnel or attract other qualified personnel in the future. The success of the combined company will depend upon the continued service of key management personnel of both 3Dfx and STB. The loss of services of any of the key members of the combined company's management team or the combined company's failure to attract and retain other key personnel could disrupt the combined company's operations and have a negative effect on employee productivity and morale, decreasing production and harming financial results for the combined company. Except for employment agreements between STB and four members of STB management, which agreements will be assumed by 3Dfx, none of 3Dfx's or STB's key personnel is currently subject to an employment agreement. The four STB executives are William E. Ogle, Randall D. Eisenbach, James L. Hopkins and J. Shane Long. 3Dfx does not currently intend to obtain key man life insurance for these executives.

     In addition, the competition to attract, retain and motivate qualified technical, sales and operations personnel is intense. 3Dfx and STB have at times experienced, and continue to experience, difficulty recruiting qualified software and hardware development, customer support and other personnel.

  RIGHTS OF HOLDERS OF STB COMMON STOCK WILL BE CHANGED BY THE MERGER BECAUSE THEY WILL BECOME SHAREHOLDERS OF A CALIFORNIA CORPORATION AND BECAUSE 3DFX HAS ADOPTED A SHAREHOLDER RIGHTS PLAN, WHICH MAY HAVE THE EFFECT OF PREVENTING A CHANGE OF CONTROL OF THE COMBINED ENTITY EVEN THOUGH A MAJORITY OF THE SHAREHOLDERS BELIEVE THE CHANGE OF CONTROL TO BE IN THEIR BEST INTEREST.

     Upon consummation of the merger, STB shareholders will become 3Dfx shareholders. There are important differences between the rights of shareholders of STB and shareholders of 3Dfx, including differences due to the fact that STB is a Texas corporation and 3Dfx is a California corporation. In addition, 3Dfx has adopted a shareholder rights plan that may discourage certain types of transactions involving an actual or threatened change of control of 3Dfx. STB has no such plan. For a description of these differences, see "Comparison of Shareholders Rights."

  THE MERGER WILL GREATLY INCREASE THE NUMBER OF FREELY TRADEABLE 3DFX SHARES, WHICH COULD DRIVE DOWN THE PRICE OF 3DFX STOCK.

     If the merger is consummated, 3Dfx will issue to shareholders of STB an aggregate of approximately 8,194,400 shares of 3Dfx common stock based on the number of shares of STB common stock outstanding as of the record date. Almost all of these shares will be freely tradeable upon consummation of the merger. As a result, substantial sales of 3Dfx common stock could occur immediately after the merger, which could cause the price of 3Dfx common stock to drop. In addition, based on the number of converting STB options outstanding as of the record date, approximately 586,100 additional shares of 3Dfx common stock will be reserved for issuance to holders of converting STB options to be assumed by 3Dfx in the merger. Future sales of a substantial number of such shares of 3Dfx common stock could adversely affect or cause substantial fluctuations in the market price of 3Dfx common stock.

  THERE WILL BE SUBSTANTIAL EXPENSES RESULTING FROM THE MERGER THAT COULD HURT EARNINGS OF THE COMBINED COMPANY AND DIVERT RESOURCES FROM OTHER PRODUCTIVE USES.

     3Dfx and STB estimate that the negotiation and implementation of the merger will result in aggregate costs and expenses of approximately $4.5 million. These expenses will prevent the combined company from spending those amounts on other, possibly more productive, uses. These costs will primarily relate to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants. Although we believe that the costs will not exceed the estimate, the estimate may be incorrect or unanticipated contingencies may occur that substantially increase the costs of combining our operations.

  SOME OFFICERS AND DIRECTORS OF STB HAVE CONFLICTS OF INTEREST ARISING OUT OF PERSONAL BENEFITS TO BE RECEIVED IN THE MERGER THAT COULD INFLUENCE THEIR SUPPORT OF THE MERGER.

     The personal benefits to be received in the merger by STB's executive officers and directors, including Messrs. William E. Ogle, Randall D. Eisenbach, James L. Hopkins, J. Shane Long, Bryan F. Keyes, James J. Byrne, Dennis G. Sabo and Lawrence E. Wesneski, may raise conflicts of interest for each of these individuals because the receipt of these benefits may favorably influence their support of the merger. In particular, upon consummation of the merger, 3Dfx will assume employment agreements with Messrs. Ogle, Eisenbach, Hopkins and Long, which agreements were amended in connection with the execution of the merger agreement. In addition, all vested STB options will convert into 3Dfx options and all unvested options granted to the officers, directors and employees of STB will, in accordance with their terms, become fully vested as a result of the merger. Further, Messrs. Ogle and Hopkins will be nominated and appointed to serve as directors on the 3Dfx board of directors immediately following the merger. Under the merger agreement, 3Dfx has agreed to indemnify and provide directors' and officers' liability insurance for the directors and officers of STB for six years following the merger. In addition, Mr. Wesneski, a director and shareholder of STB, is the President, Chief Executive Officer and Chairman of the Board of Directors and a shareholder of Hoak Breedlove Wesneski, which is providing financial advisory services, and has issued a fairness opinion to STB in connection with the merger. See "The Merger and Related
Transactions -- Interests of Some Executive Officers and Directors in the
Merger."

RISKS RELATED TO THE BUSINESS AND OPERATIONS OF 3DFX AND STB

     The risks set forth below are a number of the risks relating to the business and operations of each of 3Dfx and STB. It is important for shareholders of 3Dfx and STB to understand these risks because, after the merger, they could harm the business of the combined company.

  THE MERGER WILL COMBINE TWO COMPANIES WHOSE QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS CAUSED BY MANY FACTORS, WHICH COULD RESULT IN 3DFX OR STB FAILING TO ACHIEVE ITS REVENUE OR PROFITABILITY EXPECTATIONS.

     3Dfx's and STB's quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond 3Dfx's or STB's control. Any one or more of the factors listed below or other factors could cause 3Dfx or STB to fail to achieve its revenue or profitability expectations. In particular, the failure to meet market expectations could cause a sharp drop in the combined company's stock price. These factors include:

     - The industry in which 3Dfx and STB compete is always changing with the constant introduction of new technologies, products and methods of doing business

     - The ability of 3Dfx and STB to successfully develop, introduce and market new or enhanced products.

     - The ability to introduce and market products in accordance with specialized customer design requirements and short design cycles

     - Changes in the relative volume of sales of various products with sometimes significantly different margins

     - Changes in demand for 3Dfx's and STB's products and their customers' products

     - Frequent gains or losses of significant customers or strategic relationships

     - Unpredictable volume and timing of customer orders

     - The availability, pricing and timeliness of delivery of components for 3Dfx's and STB's products

     - The timing of new product announcements or introductions by competitors

     - Product obsolescence and the management of product transitions

     - Production delays

     - Decreases in the average selling prices of products

     - Seasonal fluctuations in sales

     Most of 3Dfx's and STB's operating expenses are relatively fixed in the short term. 3Dfx or STB may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could harm quarterly operating results. This is especially true of STB, which operates its own manufacturing facility. As a result, STB incurs relatively high fixed overhead and labor costs compared with those of its competitors that outsource their manufacturing requirements. If STB fails to generate the level of product revenues needed to absorb its fixed overhead and labor costs, its financial results would be adversely impacted.

     As a result of the above factors, 3Dfx and STB believe that you should not rely on period-to-period comparisons of results of operations as an indication of future performance. The results of any one quarter are not indicative of results to be expected for a full fiscal year.

  3DFX HAS A LIMITED OPERATING HISTORY, WHICH MAKES IT MORE DIFFICULT TO GAUGE 3DFX'S POTENTIAL FOR SUCCESS.

     3Dfx has been shipping products only since the third quarter of 1996. This limited operating history makes the assessment of 3Dfx's future operating results difficult. Additionally, 3Dfx incurred net losses in 1995, 1996 and 1997, which losses were attributable to the lack of substantial sales and to continuing significant costs incurred in product research, development and testing. Although 3Dfx has experienced revenue growth in both fiscal 1997 and 1998, historical growth rates may not be sustained. Additionally, significant revenues or profitability may not be sustained or increased on a quarterly or annual basis in the future.

  3DFX AND STB BOTH OPERATE IN MARKETS THAT ARE INTENSELY AND INCREASINGLY COMPETITIVE, WHICH PUTS BOTH COMPANIES IN CONSTANT AND INCREASING RISK OF LOSING CUSTOMERS AND TENDS TO DRIVE PRODUCT PRICES AND PROFIT MARGINS LOWER.

     The markets in which 3Dfx and STB compete are intensely competitive and are likely to become more competitive in the future. Because of this competition, both companies constantly and increasingly risk losing customers to their competitors. The competitive environment also creates downward pressure on prices and requires higher spending to address the competition, both of which tend to keep profit margins lower. 3Dfx and STB believe that the principal competitive factors for their products are:

     - Product performance and quality

     - Conformity to industry standard application programming interfaces, or APIs

     - Access to customers and distribution channels

     - Manufacturing capabilities and cost of manufacturing

     - Price

     - Product support

     - Ability to bring new products to the market in a timely way

     Many of 3Dfx's and STB's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than 3Dfx or STB. These competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product breadth, lower cost structures and larger customer bases than 3Dfx and STB. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of 3Dfx's principal competitors offer a single vendor solution, because they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     In addition to graphics board manufacturers, STB's competitors include suppliers who sell graphics chips directly to OEMs, from OEMs who internally produce graphics chips or integrate graphics chips on the main computer processing board of their personal computers, commonly known as the motherboard, and from the makers of other personal computer components and software that are increasingly providing graphics processing capabilities. See "-- The Capabilities of STB's Products Are Being Provided By Personal Computer Components And Operating Systems That Are Not Sold By STB."

  3DFX AND STB DEPEND ON THE PERSONAL COMPUTER AND GRAPHICS CHIPS MARKETS, WHICH ARE RAPIDLY CHANGING, HIGHLY CYCLICAL AND VULNERABLE TO SHARP CHANGES IN DEMAND.

     3Dfx and STB operate in the personal computer and graphics chips markets. These markets are constantly and rapidly changing and have in the past, and may in the future, experience significant downturns. These downturns are characterized by lower product demand and accelerated product price reductions. In the event of a downturn, both STB and 3Dfx would likely experience significantly reduced demand for their products. Substantially all of 3Dfx's and STB's revenues are currently derived from products sold for use in personal computers. Both 3Dfx and STB expect to continue to derive almost all of their revenues from the sales of products for use in personal computers.

     Changes in demand in the personal computer and graphics chips markets could be large and sudden. Since graphics board and personal computer manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecasted product transitions. In such cases, the manufacturers may abruptly stop purchasing additional inventory from suppliers such as 3Dfx and STB until the excess inventory has been used. This suspension of purchases or any reduction in demand for personal computers generally, or for particular products that incorporate 3Dfx's or STB's products, would negatively impact 3Dfx's and/or STB's revenues and financial results. 3Dfx and STB may experience substantial period-to-period fluctuations in results of operations due to these general semiconductor industry conditions.

  3DFX DEPENDS ON GRAPHICS BOARD MANUFACTURERS TO REACH THE RETAIL DISTRIBUTION CHANNEL, WHICH MAKES IT DIFFICULT FOR 3DFX TO PREDICT DEMAND AND INCREASES 3DFX'S RISK OF OVERPRODUCING PRODUCTS.

     3Dfx's products are distributed primarily in the retail distribution channel. To access the retail channel, 3Dfx depends on graphics board manufacturers whose products are sold to consumers. Heavy reliance on these graphics board manufacturers makes it difficult for 3Dfx to determine current demand for its existing products and anticipate demand for newly introduced products. These graphics board manufacturers generally are not contractually required to make future purchases of 3Dfx's products and can stop including 3Dfx's products on their graphics boards for any reason. Further, these manufacturers have in the past been subject to product allocation by 3Dfx and as a result may overstate their needs for 3Dfx's products in order to ensure an adequate supply of 3Dfx's products. Also, initial orders for a new product may be the result of interest by the graphics board manufacturers and not an indication of long-term consumer demand. If a significant number of graphics board manufacturers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for 3Dfx's products, 3Dfx's revenues and financial results would be adversely impacted.

  THE CAPABILITIES OF STB'S PRODUCTS ARE BEING PROVIDED BY PERSONAL COMPUTER COMPONENTS AND OPERATING SYSTEMS THAT ARE NOT SOLD BY STB, THUS POTENTIALLY REDUCING THE DEMAND FOR STB'S PRODUCTS.

     A majority of STB's net sales are derived from the sale of graphics boards. However, there is a trend within the industry for graphics functionality to migrate from the graphics board to other personal computer components or into operating systems. This trend could significantly reduce the demand for STB's products.

     Based upon an independent industry newsletter published by Jon Peddie Associates to which STB subscribes (for approximately $2,000 annually), STB believes approximately 71% of all graphics chips manufactured in the twelve month period ended June 30, 1998 were incorporated onto graphics boards, and approximately 29% were incorporated onto the motherboard. Graphics boards are usually used in higher-end personal computers offering the latest technology and performance features. However, as graphics functionality becomes technologically stable and widely accepted by personal computer users, it typically migrates to the personal computer motherboard. STB expects this trend to continue, especially with respect to its low-end graphics boards. In this regard, the MMX instruction set from Intel and the expanded capabilities provided by the DirectX applications programming interface from Microsoft have increased the capability of Microsoft's operating systems to control display features that have traditionally been performed by graphics boards. Similarly, Intel has announced new motherboard chips that will incorporate graphics processing that has traditionally been accomplished by specialized graphics chips on separate graphics boards. As a result of these trends of technology migration, STB's success largely depends on its ability to continue to develop products that incorporate new and rapidly evolving technologies that manufacturers have not yet fully incorporated onto personal computer motherboards or into operating systems.

  3DFX AND STB HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE GROWTH THAT PLACES SIGNIFICANT STRAIN ON THEIR RESOURCES AND JEOPARDIZES THE SUCCESS OF THEIR OPERATIONS.

     Growth has placed, and is expected to continue to place, a significant strain on 3Dfx's and STB's managerial, operational and financial resources, including their sales, customer support, research and development, and finance and administrative operations. As a result of this growth, 3Dfx and STB may experience difficulty securing adequate quantities of components or manufacturing equipment. In addition, to the extent that new OEM customers are added, gross profit margins derived from initial orders with new OEM customers are frequently lower than STB's typical gross profit margins. This could reduce the combined company's overall gross profit margin.

     In response to its growth, STB has increased its expenditures and made certain long-term spending commitments, such as the expansion of production lines at its Juarez manufacturing facility and the relocation of its corporate headquarters to a larger facility in Richardson, Texas. These expenditures would be difficult to reduce quickly if STB's business declined, which in turn could negatively impact STB's earnings.

  IF 3DFX AND STB DO NOT CONTINUE TO DEVELOP AND MARKET NEW AND ENHANCED PRODUCTS, THEY WILL NOT BE ABLE TO SUCCESSFULLY COMPETE IN THEIR MARKETS.

     The markets for which 3Dfx's and STB's products are designed are intensely competitive and are characterized by short product life cycles, rapidly changing technology, evolving industry standards and declining average selling prices. As a result, 3Dfx and STB cannot succeed unless they consistently develop and market new products. 3Dfx and STB believe this will require expenditures for research and development in the future consistent with the combined historical research and development expenditures of 3Dfx and STB, taking into account efficiencies that may be achieved in integrating the companies' research and development organizations. To succeed in this environment 3Dfx and STB must anticipate the features and functionality that customers will demand. 3Dfx and STB must then incorporate those features and functionality into products that meet the design, performance, quality and pricing requirements of the personal computer market and the timing requirements of retail selling seasons. Both 3Dfx and STB have in the past experienced delays in completing development and introduction of new products.

  IF 3DFX AND STB DO NOT CONTINUE TO DEVELOP AND MARKET NEW AND ENHANCED PRODUCTS, THEIR AVERAGE SELLING PRICES AND GROSS PROFITS WILL LIKELY DECLINE.

     3Dfx and STB must continue to develop new products in order to maintain average selling prices and gross margins. As the markets for 3Dfx's and STB's products continue to develop and competition increases, we anticipate that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins for each of 3Dfx's and STB's products will decline as products mature. To do this, 3Dfx and STB must successfully identify new product opportunities and develop and bring new products to market in a timely manner.

  3DFX'S AND STB'S PRODUCTS HAVE SHORT PRODUCT LIFE CYCLES, REQUIRING 3DFX AND STB TO SUCCESSFULLY MANAGE PRODUCT TRANSITIONS IN ORDER TO REMAIN COMPETITIVE.

     Both STB's and 3Dfx's products have short product life cycles. A failure by STB or 3Dfx to successfully introduce new products within a given time frame could increase the risk that 3Dfx's and STB's competitors will gain market share, which could result in a loss of revenue to both 3Dfx and STB. Any failure to introduce a planned new product on time could also damage 3Dfx's or STB's brand name, reputation and relationships with their customers and cause longer term harm to their financial condition. STB's major OEM customers typically introduce new computer system configurations as often as twice a year. The life cycles of STB's graphics boards and 3Dfx's graphics chips typically range from six to nine months.

     Short product life cycles are the result of frequent transitions in the computer market in which products rapidly incorporate new features and performance standards on an industry-wide basis. 3Dfx's and STB's products must be able to support the new features and performance levels being required by personal computer manufacturers at the beginning of these transitions. Otherwise, 3Dfx and STB would likely lose business as well as the opportunity to compete for new design contracts until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could significantly reduce 3Dfx's and STB's revenues for a substantial period. A revenue reduction of that nature would likely negatively impact 3Dfx's and STB's revenues and financial performance.

  SHORT PRODUCT LIFE CYCLES RISKS ARE COMPOUNDED BY INVENTORY RISKS DUE TO LONG COMPONENT LEAD TIMES.

     The short product life cycles of 3Dfx's and STB's products also give rise to a number of risks involving product and component inventories. These risks are heightened by the fact that long lead times are required to acquire some components of 3Dfx's and STB's products. STB and 3Dfx may not be able to quickly reduce their production or inventory levels in response to unexpected shortfalls in sales. This could leave 3Dfx or STB with significant and costly obsolete inventory. Long component lead times could cause these inventory levels to be larger than they otherwise would be. Long component lead times also may prevent 3Dfx or STB from quickly taking advantage of an unexpected new product cycle. This can lead to costly lost sales opportunities and loss of market share, which could result in a loss of revenues.

  STB'S PRODUCTS DEPEND UPON THIRD-PARTY CERTIFICATION, WHICH MAY NOT BE GRANTED FOR FUTURE PRODUCTS, RESULTING IN PRODUCT SHIPMENT DELAYS AND LOST SALES.

     STB submits most of its products for compatibility and performance testing to the Microsoft Windows Hardware Quality Lab because STB'S OEM customers typically require STB's products to have this certification prior to making volume purchases. This certification typically requires up to several weeks to complete and entitles STB to claim that a particular product is "Designed for Microsoft Windows." STB may not receive this certification for future products in a timely fashion, which could result in product shipment delays and lost sales.

  THE LOSS OF A MAJOR CUSTOMER MAY SEVERELY REDUCE SALES BECAUSE A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF 3DFX'S AND STB'S SALES AND THESE CUSTOMERS DO NOT HAVE LONG TERM COMMITMENTS TO PURCHASE FROM 3DFX AND STB.

     The high concentration of 3Dfx's and STB's sales among a limited number of customers that do not have long term contractual commitments to purchase from 3Dfx or STB means that the loss or reduction in business of even a single customer could severely reduce 3Dfx's or STB's sales. This risk is particularly high for 3Dfx because the merger is expected to cause 3Dfx to lose customers. This is because, after the merger, the combined company will compete with some of 3Dfx's largest customers. It is likely that customers will not continue to do business with a company against which they compete.

     Sales to Diamond (and its subsidiaries), Creative (and its subsidiaries) and Elitetron accounted for approximately 32%, 26% and 16% of 3Dfx's revenues in 1998. STB's three largest original equipment manufacturer, or OEM, customers, Gateway, Dell Computer Corporation and Compaq Computer Corporation, accounted for approximately 75% of net sales during fiscal 1998. Historically, Gateway has been STB's largest customer, while Dell and Compaq have recently become more significant customers. STB's other significant customers change from period to period. Both 3Dfx and STB expect that a small number of customers will continue to account for a substantial portion of their revenues for the foreseeable future.

     Another result of customer concentration and lack of long term purchasing contracts is that 3Dfx's and STB's customers have significantly more power over 3Dfx and STB to influence the pricing of their products. This could reduce 3Dfx's and STB's gross margins and negatively impact their financial results.

  3DFX AND STB HAVE SIGNIFICANT PRODUCT CONCENTRATION, WHICH MEANS THAT POOR RESULTS FROM A SINGLE PRODUCT COULD SEVERELY IMPACT OVERALL REVENUES AND FINANCIAL RESULTS.

     3Dfx's revenues are dependent on the markets for 3D/2D and 3D graphics chips for PCs and on 3Dfx's ability to compete in those markets. Since 3Dfx has no other products, 3Dfx's business would be materially harmed if it were unsuccessful in selling these graphic chips. Historically, a majority of STB's net sales have come from sales of graphics boards. Also, from time to time, a majority of STB's net sales in a fiscal quarter have come from the sale of a single or a limited number of types of graphics boards.

  3DFX DEPENDS ON A SINGLE INDEPENDENT MANUFACTURER, WHICH MAKES 3DFX VULNERABLE IF IT EXPERIENCES PROBLEMS WITH ANY OF THESE SERVICE PROVIDERS.

     3Dfx's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. 3Dfx does not manufacture the wafers used for its products and does not own or operate a wafer fabrication facility. Taiwan Semiconductor Manufacturing

Company, or TSMC, currently manufactures all of 3Dfx's wafers in Taiwan. There is no readily available alternative sources of supply and it could take several months to establish a strategic relationship with a new manufacturing partner. Therefore, any disruption in the quality, timing or quantity of manufacturing services provided by TSMC would impact the production of 3Dfx's products for a substantial period of time. Additionally, TSMC fabricates wafers for other companies and could choose to prioritize capacity for other uses or reduce or eliminate deliveries to 3Dfx on short notice. Any disruption in 3Dfx's access to TSMC's production capacity would hurt 3Dfx's business. 3Dfx obtains manufacturing services from TSMC on a purchase order basis. 3Dfx expects to continue to be dependent upon TSMC in the future.

     There are other risks associated with 3Dfx's dependence upon third party manufacturers, including:

     - Reduced control over delivery schedules, quality assurance, manufacturing yields and cost

     - The potential lack of adequate capacity during periods of excess demand

     - Limited warranties on wafers supplied to 3Dfx

     - Potential misappropriation of 3Dfx's intellectual property

  3DFX DEPENDS ON TWO SUBCONTRACTORS FOR TESTING AND PACKAGING AND MAY NOT BE ABLE TO EASILY FIND REPLACEMENT SUBCONTRACTORS IF NECESSARY.

     3Dfx's products are packaged and tested by two third party subcontractors on a purchase order basis rather than under a long-term agreement. As a result of its reliance on these subcontractors to assemble and test its products, 3Dfx cannot directly control product delivery schedules. This could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of 3Dfx's products. A significant amount of time is required to qualify assembly and test subcontractors. Therefore, product shipments could be delayed significantly if 3Dfx is required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and testing of 3Dfx's products could negatively impact 3Dfx's financial performance.

  THE MANUFACTURER ON WHICH 3DFX DEPENDS MAY EXPERIENCE MANUFACTURING YIELD PROBLEMS THAT COULD INCREASE 3DFX'S PER UNIT COSTS AND OTHERWISE JEOPARDIZE THE SUCCESS OF 3DFX'S PRODUCTS.

     3Dfx's products are graphics chips. The fabrication of graphics chips is a complex and precise process that often experiences problems that are difficult to diagnose and time consuming or expensive to solve. As a result, companies like 3Dfx often experience problems in achieving acceptable wafer manufacturing yields. These yields reflect the quality of a particular wafer. Once production yields for a product stabilize, 3Dfx pays only for wafers of acceptable quality. Until production yields for a product stabilize, however, 3Dfx must pay an agreed price for wafers regardless of yield. Accordingly, in this latter circumstance, 3Dfx bears the risk of poor yields.

     Manufacturing yields for graphics chips can be affected by both 3Dfx's product design and the manufacturer's process technology. Thus, yield problems may not be determined or resolved until late in the production process, after an actual product exists that can be analyzed and tested. At that point, resolution of yield problems would require cooperation by and communication between 3Dfx and the manufacturer. The offshore location of

3Dfx's manufacturer compounds this risk because it increases the effort and time required to identify, communicate and resolve manufacturing yield problems. As 3Dfx's relationships with TSMC and any additional manufacturing partners develop, yields could be harmed from difficulties in adapting 3Dfx's technology and product design to the proprietary process technology and design rules of each manufacturer.

     3Dfx's manufacturers may not achieve or maintain acceptable manufacturing yields in the future. Because of 3Dfx's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in 3Dfx's per unit costs and force 3Dfx to allocate its available product supply among its customers. Such an allocation could potentially adversely impact customer relationships as well as revenues and gross profit. 3Dfx also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, 3Dfx's revenues and gross profit could be negatively impacted.

  STB DEPENDS UPON A SINGLE MANUFACTURING FACILITY THAT IT OWNS AND OPERATES, INCREASING STB'S RISKS IN THE EVENT OF MANUFACTURING DIFFICULTIES AND INCREASING STB'S FIXED COSTS.

     STB's sole manufacturing facility is located in Juarez, Mexico. Since STB is dependent on this single manufacturing facility, any disruption of STB's manufacturing operations at this facility would have far reaching negative consequences. A disruption could result from various factors, including difficulties in attracting and retaining qualified manufacturing employees, difficulties associated with the use of new, reconfigured or upgraded manufacturing equipment, labor disputes, human error, governmental or political risks or a natural disaster such as an earthquake, tornado, fire or flood.

     In comparison to those of its competitors that do not maintain their own manufacturing facilities, STB incurs higher relative fixed overhead and labor costs as a result of operating its own manufacturing facility. Any failure to generate the level of product revenues needed to absorb these overhead and labor costs would negatively affect STB's financial results.

  CHANGES IN THE MIX OF STB'S PRODUCT SALES BY PRODUCT OR BY SALES CHANNEL COULD SIGNIFICANTLY HARM STB'S GROSS PROFITS AND GROSS PROFIT MARGINS.

     STB offers two broad categories of products: graphics boards and other multimedia subsystems that are primarily sold to major original equipment manufacturers, or OEMs, and, to a lesser degree, to commercial customers, and specialized technology products that are primarily sold to resellers, the workstation groups of OEMs and corporate customers in certain industries. As a result of the varying gross profit margins associated with its products and sales channels, shifts in the mix of products sold or in the sales channels into which such products are sold could significantly harm STB's gross profits and gross profit margins. In particular, a decrease in sales of graphics boards and other multimedia subsystems to the commercial market or in sales of specialized technology products could result in a disproportionately greater decrease in STB's gross profit margin. This is because these sales currently have higher gross profit margins than sales of graphics boards and other multimedia subsystem products to STB's OEM customers. On the other hand, any decrease in the volume of graphics boards and other multimedia subsystems sold to STB's OEM customers would significantly reduce total net sales and negatively impact STB's financial results.

  3DFX AND STB RELY ON INTELLECTUAL PROPERTY THAT MAY NOT BE ADEQUATELY PROTECTED AND THAT MAY BE EXPENSIVE TO PROTECT, AND THEY EACH ARE CURRENTLY DEFENDING CLAIMS BY THIRD PARTIES THAT 3DFX AND STB INFRINGE THE THIRD PARTIES' INTELLECTUAL PROPERTY RIGHTS.

     The industry in which 3Dfx and STB compete is characterized by vigorous protection and pursuit of intellectual property rights. 3Dfx and STB rely heavily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect their intellectual property. If these efforts are not sufficient, 3Dfx's or STB's business may suffer from the piracy of their technology and the associated loss of sales. Also, the protection provided to 3Dfx's and STB's proprietary technology by the laws of foreign jurisdictions, many of which offer less protection than the United States, may not be sufficient to protect their technology.

     It is common in the personal computer industry for companies to assert intellectual property infringement claims against other companies. Therefore, 3Dfx's and STB's products may also become the target of infringement claims. In fact, in March 1999, Real 3D, Inc., a competing 3D graphics company, sued 3Dfx alleging that some of 3Dfx's products and technology infringe on patents owned by Real 3D. In addition, in March 1999, 3Dfx received notice of infringement of some patents owned by Lemelson Medical, Education & Research Foundation. 3Dfx believes both of these claims are without merit. These infringement claims or any future ones could cause 3Dfx and STB to spend significant time and money to defend their products, redesign their products or develop or license a substitute technology. Any of those events could materially harm 3Dfx's or STB's business. Litigation by or against 3Dfx and STB could result in significant expense to 3Dfx and STB and could divert the efforts of 3Dfx's and STB's technical and management personnel, regardless of the outcome of such litigation.

     STB indemnifies some of its original equipment manufacturer, or OEM, customers against certain intellectual property claims relating to STB's products used in OEM customers' products. Several OEM customers have sent STB notices of potential indemnity claims based upon a notice of patent infringement. Subsequently, the patent owner filed a patent infringement lawsuits in the U.S. and elsewhere against several of such OEM customers and a number of other major personal computer systems manufacturers. Based upon STB's preliminary evaluation of the patent, it does not believe the infringement claims have merit as to its products sold to its customers. However, even if the claims do not have merit, STB may be required to dedicate significant management time and expense to defending itself if it is directly sued, or assisting its OEM customers in their defense of this or other infringement claims pursuant to such indemnity agreements. This could have a negative effect on STB's financial results.

  STB HAS IN THE PAST HAD TO RECORD EXPENSES FOR OBSOLETE INVENTORY, PRICE PROTECTION AND STOCK ROTATIONS, AND INVENTORY OBSOLESCENCE EXPENSE WAS RELATIVELY HIGH IN 1998.

     STB establishes reserves for obsolete inventory, which may be in the form of components, work in process or finished goods. These reserves usually arise as a result of price erosion in the marketplace or changes in technology. In fiscal 1998, STB recorded a relatively high expense for inventory obsolescence of $6.4 million. Approximately half of this expense related to non-recurring charges and the remainder of which related to normal obsolescence and manufacturing scrap associated with continuing operations. STB does not anticipate expense for inventory obsolescence to be this high in the future.

     If there is a price decrease in STB's products, STB's credit arrangements with its commercial customers generally allow such customers credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. This practice is common in the industry. In addition, commercial customers generally have the right to return slow-moving or excess inventory for product credit equal to an agreed upon percentage of shipments within specified time periods. STB establishes reserves to cover these practices, and in fiscal 1998 recorded a relatively high expense of $4.2 million for price protection. The increase in this expense over the prior period was principally due to the delayed release of certain products, which expense management believes is non-recurring in nature. This product release delay was due to STB's inability to obtain an adequate supply of memory chips, resulting in the need to price protect the products shortly after their introduction.

     High levels of expenses for obsolete inventory, price protection claims or returns may negatively impact STB's financial results.

  A SECURITIES CLASS ACTION LAWSUIT HAS BEEN FILED AGAINST STB ALLEGING THAT STB MADE FALSE AND MISLEADING STATEMENTS IN, AND OMITTED MATERIAL FACTS FROM, A REGISTRATION STATEMENT RELATING TO ITS SECONDARY PUBLIC OFFERING, WHICH COULD HAVE A NEGATIVE IMPACT ON STB'S FINANCIAL CONDITION AND RESULTS.

     A securities class action lawsuit was filed on October 9, 1998 in Dallas County, Texas against STB and certain of its officers and directors, along with the underwriters who participated in STB's public offering on March 20, 1998. The lawsuit alleges that the registration statement for STB's secondary public offering contained false and misleading statements of material facts and omitted to state material facts, alleging that the registration statement failed to disclose certain alleged STB product defects, alleged difficulties with some of STB's major customers and STB's allegedly deteriorating financial performance. The lawsuit asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Sections 581-33A and 581-33F of the Texas Securities Act on behalf of a purported class of persons who purchased or otherwise acquired STB's common stock in the public offering. The lawsuit seeks recission and/or unspecified damages. STB denies the allegations in the lawsuit and intends to vigorously defend the lawsuit. In the event the plaintiffs in the lawsuit prevail in connection with any of their claims, then, depending upon the magnitude of damages and expenses incurred by STB and the extent to which such damages and expenses are covered by insurance, the lawsuit could have a negative effect on the financial condition and results of STB or the combined company.

  3DFX AND STB MAY ENCOUNTER YEAR 2000 COMPLIANCE PROBLEMS INVOLVING BUSINESS AND ADMINISTRATIVE SYSTEMS, INCLUDING PHONE AND OTHER COMMUNICATIONS AND ADMINISTRATIVE SUPPORT SYSTEMS, THAT COULD NEGATIVELY AFFECT THEIR OPERATIONS AND FINANCIAL RESULTS.

     Both 3Dfx and STB use a significant number of computer software programs and operating systems in their internal operations. These include applications used in financial business systems and various administration functions, including phone and other communications and administrative support systems, and also software programs in their products. If these software applications are unable to appropriately interpret dates occurring in the upcoming calendar year 2000, some level of modification or replacement of such software may be necessary. 3Dfx and STB believe that all of their existing products are year 2000 compliant and have conducted or are conducting year 2000 compliance testing. Despite such belief, 3Dfx's and STB's products may not be year 2000 compliant. If 3Dfx's or STB's products fail to perform, including failures due to the onset of calendar year 2000, its product sales and financial results would suffer.

     3Dfx and STB are currently evaluating their information technology for year 2000 compliance. This evaluation includes reviewing what actions are required to make all internally used software systems year 2000 compliant as well as actions necessary to make both 3Dfx and STB less vulnerable to year 2000 compliance problems associated with third parties' systems. Such measures may not solve all year 2000 problems. Any year 2000 problems could have a negative effect on 3Dfx's or STB's operations and financial results. In addition, 3Dfx's or STB's customers and suppliers may not be year 2000 compliant, which could also negatively affect 3Dfx or STB.

  3DFX DEPENDS ON A LIMITED NUMBER OF THIRD PARTY DEVELOPERS AND PUBLISHERS THAT DEVELOP GRAPHICS SOFTWARE PRODUCTS THAT WILL OPERATE WITH AND FULLY UTILIZE THE CAPABILITIES OF 3DFX'S PRODUCTS TO GENERATE DEMAND FOR 3DFX'S PRODUCTS.

     Only a limited number of software developers are capable of creating high quality entertainment software. Because competition for these resources is intense and is expected to increase, a sufficient number of high quality, commercially successful software titles compatible with 3Dfx's products may not be developed. 3Dfx believes that the availability of numerous high quality, commercially successful software entertainment titles and applications significantly affects sales of graphics chips generally and 3Dfx's products in particular. 3Dfx depends on third party software developers and publishers to create, produce and market software titles that will operate with 3Dfx's products. If a sufficient number of successful software titles is not developed, 3Dfx's product sales and revenues could be negatively impacted. In addition, the development and marketing of game titles that do not fully demonstrate the technical capabilities of 3Dfx's products could create the impression that 3Dfx's technology offers only marginal performance improvements, if any, over competing products. Either of these effects could have an adverse effect on 3Dfx's product sales and financial results.

     IF SOFTWARE DEVELOPERS DO NOT ADOPT 3DFX'S GLIDE APPLICATION PROGRAMMING INTERFACE, THERE MAY NOT BE A SUFFICIENT NUMBER OF SOFTWARE APPLICATIONS THAT FULLY EXPLOIT THE CAPABILITIES OF 3DFX'S PRODUCTS FOR THE MARKET TO APPRECIATE THOSE CAPABILITIES, WHICH COULD MAKE 3DFX'S PRODUCTS LESS COMPETITIVE.

     3Dfx's success will be substantially affected by the adoption by software developers of Glide, its proprietary 3D application programming interfaces. Although 3Dfx's products support game titles developed for most industry standard application programming interfaces, 3Dfx believes that Glide currently allows developers to fully exploit the technical capabilities of 3Dfx's 3D products. Glide competes with application programming interface developed or to be developed by other companies having significantly greater financial resources, marketing power, name recognition and experience than 3Dfx. For example, certain industry standard application programming interfaces, such a Direct3D developed by Microsoft and OpenGL developed by Silicon Graphics, Inc., have a much larger installed customer base and a much larger base of existing software titles. Developers may face additional costs to port games developed on other standard application programming interfaces to Glide for play on 3Dfx's architecture. There can be no assurance that Glide will be adopted by a sufficient number of software developers or that developers who have utilized Glide will continue to do so in the future. If few programmers adopt and continue to use Glide, there will be few software applications that fully exploit the capabilities of 3Dfx's products. This would mean that the market would compare 3Dfx to its competitors on the basis of less than 3Dfx's full capabilities. This could hurt 3Dfx's ability to compete effectively, and could thus reduce its sales and market share.

  STB DEPENDS ON A LIMITED NUMBER OF SUPPLIERS FROM WHOM STB DOES NOT HAVE A GUARANTEE OF ADEQUATE SUPPLIES, INCREASING THE RISK THAT A LOSS OF OR PROBLEMS WITH A SINGLE SUPPLIER COULD RESULT IN IMPAIRED MARGINS, REDUCED PRODUCTION VOLUMES, STRAINED CUSTOMER RELATIONS AND LOSS OF BUSINESS.

     STB obtains several of the components used in its products from single or limited sources. If component manufacturers do not allocate a sufficient supply of components to meet STB's needs or if current suppliers do not provide components of adequate quality or compatibility, STB may have to obtain these components from distributors or on the spot market at a higher cost. STB has no guaranteed supply arrangements with any of its suppliers, and current suppliers may not be able to meet its current or future component requirements. In particular, from time to time, STB relies substantially upon a limited number of sole source suppliers for graphics chips, which can, in large part, determine the performance of a graphics board.

     If STB is forced to use alternative suppliers of components, STB may have to alter its product designs to accommodate these components. Alteration of product designs to use alternative components could cause significant delays and could require product recertification from STB's OEM customers or reduce its production of the related products. In addition, from time to time STB has experienced difficulty meeting certain product shipment dates to customers for various reasons. These reasons include component delivery delays, shortages, system compatibility difficulties and quality deficiencies. Delays in the delivery of components, component shortages, system compatibility difficulties and supplier product quality deficiencies will continue to occur in the future. Such delays or problems have in the past and could in the future result in impaired margins, reduced production volumes, strained customer relations and loss of business. Also, in an effort to avoid actual or perceived component shortages, STB may overpurchase certain components. Excess inventory resulting from such overpurchases, obsolescence or a decline in the market value of such inventory, could result in inventory write-offs, which would have a negative effect on STB's financial results.

  AFTER THE MERGER, STB MAY NOT BE ABLE TO TURN TO ALTERNATIVE GRAPHICS CHIP SUPPLIERS IF THERE ARE DIFFICULTIES WITH 3DFX'S GRAPHICS CHIPS.

     After the merger, STB will rely heavily upon 3Dfx to supply graphics chips used on STB's graphics boards. In the past, STB has at times experienced difficulty obtaining particular graphics chips used on its products. In such instances, STB would obtain comparable graphics chips from alternative suppliers. After the merger, STB may not be able to turn to alternative chip suppliers because they are competitors of 3Dfx and, thus, of the combined company. Even if alternative chip suppliers would supply chips to STB, these alternative supplies may cost significantly more.

  STB MAY EXPERIENCE AND HAS FROM TIME TO TIME EXPERIENCED PRODUCT DELIVERY DELAYS DUE TO INADEQUACY OR INCOMPATIBILITY OF SOFTWARE DRIVERS, WHICH DELAYS COULD HURT STB'S SALES.

     Some components of STB's graphics boards require software drivers in order for the components to work with the graphics board. These software drivers are essential to the performance of nearly all of STB's products and must be compatible with the other components of the graphics board in order for the board to work. Some of these components that include software drivers are among STB's components that are supplied by a limited number of suppliers. From time to time STB has experienced product delivery delays due to inadequacy or incompatibility of software drivers provided by component suppliers or developed internally by STB. Such delays could cause STB to lose sales and revenues. Software driver problems will continue to occur in the future.

  INCREASES IN THE PRICES OF SUPPLIES, LIKE THAT CAUSED BY A SHORTAGE OF MEMORY CHIPS IN 1993, HAVE RESULTED IN LOWER PROFIT MARGINS, AND THIS COULD HAPPEN IN THE FUTURE.

     Significant increases in the prices of components, such as graphics chips or memory chips, have occurred in the past, and STB has not always been able to increase its products' prices accordingly, resulting in lower profit margins on its products. Demand for STB's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of SDRAM or other memory products. Large supplies of SDRAMs in the Spring of 1998 resulted in significant price declines for such components and lowered total graphics board costs on products that used the components as compared to SGRAMs. Worldwide shortages of controller chips or memory chips and international tariff disputes have resulted in substantial component cost increases that have resulted in lower profit margin for STB. These price increases may occur in the future, and may negatively affect profit margins.

  STB'S ENTRY INTO NEW PRODUCT MARKETS, INCLUDING ITS PLANNED ENTRY INTO THE DIGITAL TELEVISION PRODUCT MARKET, CAN DIVERT RESOURCES FROM STB'S CORE BUSINESS AND EXPOSE STB TO RISKS INHERENT IN THOSE NEW MARKETS.

     STB's business historically has focused primarily on the design, manufacture and sale of graphics boards. However, STB from time to time undertakes new product initiatives, such as DVD decoders and flat panel display products, as well as its currently planned introduction of certain digital television products. There are numerous risks inherent in entering into new product markets. These risks include the reallocation of limited management, engineering and capital resources to unproven product ventures, a greater likelihood of encountering technical problems and a greater likelihood that STB's new products or the personal computers into which they are incorporated will not gain market acceptance. In addition, a new product line, like STB's line of flat panel display products, requires significant investment in long-lead time inventories as well as certain manufacturing equipment. The failure of one or more of such products, or any adverse effect such new products may have upon STB's reputation in its core graphics board business as a result of such failure, could negatively impact STB's financial results.

  STB IS SUBJECT TO ENVIRONMENTAL REGULATIONS IN REGARDS TO ITS MANUFACTURING FACILITY BECAUSE STB'S MANUFACTURING ACTIVITIES REQUIRE THE USE OF TOXIC AND OTHER HAZARDOUS SUBSTANCES.

     The production and manufacture of STB's products requires the use of toxic and other hazardous substances. If STB does not comply with all local, state, federal and foreign governmental regulations relating to the storage, use and disposal of these substances, substantial monetary fines could be levied against STB or the production of STB's products could be suspended, resulting in product delivery delays, cancelled product orders, decreased revenue and negative financial results.

                      WHERE YOU CAN FIND MORE INFORMATION

     3Dfx and STB file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy these materials at the public reference facilities maintained by the SEC at:

Judiciary Plaza             Citicorp Center             Seven World Trade Center
Room 1024                   500 West Madison Street     13th Floor
450 Fifth Street, N.W.      Suite 1400                  New York, New York 10048
Washington, D.C. 20549      Chicago, Illinois 60661

     You may also obtain copies of these materials from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. You can also find our SEC filings at the SEC's website at www.sec.gov.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. 3DFX PROVIDED THE INFORMATION CONCERNING 3DFX. STB PROVIDED THE INFORMATION CONCERNING STB.

     3Dfx has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to 3Dfx's common stock to be issued to STB shareholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of 3Dfx filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

     3Dfx's world wide web home page is located at http:\\www.3dfx.com. STB's world wide web home page is located at http:\\www.stb.com. Information contained in either 3Dfx's or STB's website does not constitute, and shall not be deemed to constitute, part of this joint proxy statement/prospectus.

     Additional information with respect to 3Dfx is contained in Appendices H through L attached to this joint proxy statement/prospectus.

     - For a description of 3Dfx's business, see "Item 1 -- Business" of 3Dfx's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, attached hereto as Appendix J.

     - For a description of 3Dfx's property, see "Item 2 -- Properties" of 3Dfx's Form 10-K.

     - For a description of 3Dfx's legal proceedings, see "Item 3 -- Legal Proceedings" of 3Dfx's Form 10-K.

     - For information with respect to 3Dfx's financial statements, financial schedules and other financial information, see "Item 8 -- Financial Statements and Supplementary Data" of 3Dfx's Form 10-K and 3Dfx's Annual Report on Form 10-K/A (Amendment No. 1), or the Form 10-K/A, which is attached as Appendix K.

     - For information with respect to 3Dfx's selected financial data, see "Item 6 -- Selected Financial Data" of 3Dfx's Form 10-K.

     - For information with respect to 3Dfx's supplementary financial information, see "Item 8 -- Financial Statements and Supplementary Data" of 3Dfx's Form 10-K.

     - For 3Dfx's management's discussion and analysis of financial condition and results of operations, see "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" of 3Dfx's Form 10-K/A.

     - For information with respect to any changes in and disagreements with accountants on accounting and financial disclosure, see "Item
       9 -- Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" of 3Dfx's Form 10-K.

     - For information with respect to any quantitative and qualitative disclosures about market risk, see "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" of 3Dfx's Form 10-K/A.

     Additional information with respect to STB is contained in Appendices M through Q attached hereto.

     - For a description of STB's business, see "Item 1 -- Business" of STB's Annual Report on Form 10-K for the fiscal year ended October 31, 1998 attached as Appendix M.

     - For a description of STB's property, see "Item 2 -- Properties" of STB's Annual Report on Form 10-K.

     - For a description of STB's legal proceedings, see "Item 3 -- Legal Proceedings" of STB's Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended October 31, 1998 attached hereto as Appendix N.

     - For information with respect to STB's financial statements, financial schedules and other financial information, see "Item 8 -- Financial Statements and Supplementary Data" of STB's Form 10-K/A (Amendment No.
       1), and "Item 1 -- Consolidated Financial Statements" of STB's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1999 attached hereto as Appendix P.

     - For information with respect to STB's selected financial data, see "Item 6 -- Selected Financial Data" of STB's Form 10-K.

     - For information with respect to STB's supplementary financial information, see "Item 8 -- Financial Statements and Supplementary Data" of STB's Form 10-K/A (Amendment No. 1).

     - For STB's management's discussion and analysis of financial condition and results of operations, see "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" of STB's Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended October 31, 1998 attached hereto as Appendix O, and "Item
       2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" of STB's Quarterly Report on Form 10-Q.

     - For information with respect to any changes in and disagreements with accountants on accounting and financial disclosure, see "Item
       9 -- Disagreements on Accounting and Financial Disclosure" of STB's Form 10-K.

     - For information with respect to any quantitative and qualitative disclosures about market risk, see "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" of STB's Form 10-K/A (Amendment No. 2), and "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" of STB's Quarterly Report on Form 10-Q.

                                 THE COMPANIES

BUSINESS OF 3DFX

     3Dfx develops products designed to enable personal computers to display realistic 3D images at very high levels of performance in a cost-effective manner. These products are commonly known as graphics chips. Personal computer users see the benefit of these graphics chips primarily when playing software computer games or when using other 3D software programs. 3Dfx's products are included as part of small, card-like electronic devices known as graphics boards that plug into the inside of personal computers. Currently, 3Dfx does not sell graphics boards. It only sells graphics chips that are included in graphics boards sold by other companies. The primary market focus for 3Dfx's products has been the retail graphics board market. This is the market for the sale of graphics boards to customers for installation in their personal computers. In addition, 3Dfx develops products that have both 2D and 3D capability to optimize both a realistic 3D experience and more generalized 2D requirements, such as charts and graphs. These products are well suited to both the personal computer manufacturer, who sells fully configured systems, and the retail graphics board market.

     3Dfx's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To promote the rapid adoption of its products, 3Dfx's architecture supports most industry standard 3D application programming interfaces, or APIs, including Microsoft's Direct3D, or D3D, and Silicon Graphics' OpenGL. Additionally, 3Dfx has developed Glide, its proprietary low-level 3D API, which facilitates the virtually seamless portability of software content across multiple entertainment platforms utilizing 3Dfx's graphics chips. As a result, developers can leverage the significant development and marketing expenses associated with a given title.

     3Dfx's current products, Voodoo Banshee and Voodoo2, and its recently introduced Voodoo3 product family, are designed around a common architecture utilized as the 3D graphics engine for personal computers and coin-op arcade systems. 3Dfx's newest product, Voodoo Banshee, which began shipping in mid 1998, is a high performance, fully-featured single 3D/2D graphics chip for the personal computer and coin-operated arcade markets. All of 3Dfx's products are manufactured, tested and packaged by third parties.

     Recent Developments. In March 1999, the board of directors of 3Dfx approved the change of 3Dfx's fiscal year end from December 31 to January 31. The change is effective in the current fiscal quarter. As a result the current fiscal quarter will end on April 30, 1999.

     On March 9, 1999, Real 3D, Inc., a competitor of 3Dfx, filed a complaint against 3Dfx in the Federal District Court, Middle District of Florida, alleging that certain of 3Dfx's products, including Voodoo, Voodoo2, Voodoo Rush, Voodoo Banshee and Voodoo3, infringe upon patents owned by Real 3D. In addition, by letter dated March 10, 1999, counsel to the Lemelson Medical, Education & Research Foundation, Limited Partnership informed 3Dfx that certain of the technology employed by 3Dfx in manufacturing its products and conducting and managing its business operations infringe on various patents owned by Lemelson Medical. 3Dfx believes that both allegations of infringement are without merit and intends to vigorously contest each claim. While 3Dfx has refused the offer of a license for the various Lemelson Medical patents, many other companies, such as Ford Motor Corporation and Chrysler Corporation, as well as several semiconductor companies, have been reported to have made payments to and taken licenses from Lemelson Medical. There can be no assurance that the Lemelson Medical will not take additional legal action against 3Dfx.

     3Dfx was incorporated in California in August 1994. Voodoo Merger Sub, Inc. was incorporated in Texas in December 1998 for the purpose of effecting the merger. Voodoo Merger Sub is a wholly-owned subsidiary of 3Dfx.

BUSINESS OF STB

     STB primarily designs, manufactures and sells graphics boards for use in desktop personal computers. These products enable a personal computer to display text and images on the computer's screen. More advanced product versions incorporate graphic chips, such as the ones sold by 3Dfx, that allow high-quality, rapid display of 3D images and display motion video like a television. Unlike most of its competitors, STB manufactures its products in its own factory, which is located in Juarez, Mexico, and focuses its sales efforts on manufacturers of personal computers, or OEMs, rather than retail stores. STB sells its products in North America, most countries in Europe and certain countries in the Pacific Rim.

     STB's product line includes a wide selection of graphics boards designed primarily for use in mid to high-end personal computers. STB's graphics boards enable users to take advantage of true-color graphics, 3D and other video features found in the latest personal computer operating systems and in multimedia applications. STB sells its multimedia subsystem products to major OEMs and, to a lesser extent, to commercial customers, such as retailers, distributors and direct-mail companies. STB also sells other complementary multimedia subsystems, such as DVD decoder and PC/TV convergence subsystems.

     STB's specialized technology products include products designed to enable a single computer to control the display of up to 32 computer screens and a line of multi-channeled digital video products. These products apply proprietary software and hardware designs to industry standard components to deliver solutions tailored to customers' needs. STB sells its specialized technology products primarily to resellers, the workstation groups of manufacturers of personal computers and corporate customers for specialized applications in the financial services, hospitality, factory automation, cable-TV distribution, transportation and emergency response industries.

     STB conducts substantially all of its manufacturing operations at its facility in Juarez, Mexico; however, it also maintains a smaller facility at its Richardson, Texas headquarters to develop and test prototypes and for first-run testing of new products and for technical support and product repair.

     STB was incorporated in Texas in December 1981.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following selected historical financial information of 3Dfx and STB has been derived from their respective historical financial statements and should be read together with such consolidated financial statements and the notes thereto incorporated by reference herein. The STB historical financial statement data as of and for the three months ended January 31, 1999 and 1998 has been prepared on the same basis as the historical information in the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal, recurring accruals, necessary for the fair presentation of the results of operations for such periods. The unaudited selected pro forma combined financial data is derived from the unaudited pro forma combined financial statements, appearing elsewhere herein, which give effect to the merger using the purchase method of accounting and should be read in conjunction with such pro forma statements and the notes thereto.

     The pro forma financial data are based on the historical consolidated financial statements and notes thereto of 3Dfx and STB, which are incorporated herein by reference. The pro forma adjustments are preliminary and based on management's estimates and a preliminary, third-party valuation of the intangible assets acquired.

     The pro forma combined statements of operations data assumes the merger took place as of the beginning of 1998 and combines:

     - 3Dfx's consolidated statement of operations for the twelve-month period ended December 31, 1998 and STB's consolidated statement of operations for the twelve-month period ended October 31, 1998.

     The pro forma combined balance sheet data assumes the merger took place as of December 31, 1998 and combines:

     - 3Dfx's December 31, 1998 consolidated balance sheet and STB's January 31, 1999 consolidated balance sheet.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the merger been consummated in an earlier period, nor is it necessarily indicative of future operating results or financial position. In particular, See "Risk Factors -- As a result of the merger, 3Dfx expects that some of its significant customers . . ." and "-- As a result of the merger, STB expects that some of its suppliers . . ."

3DFX SELECTED HISTORICAL FINANCIAL DATA
(In thousands, except per share data)

                                                        FISCAL YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                    1998        1997        1996       1995
                                                  --------    --------    --------    -------
STATEMENT OF OPERATIONS DATA:
Revenues(1)...................................    $202,601    $ 44,069    $  6,390    $    --
Cost of revenues..............................     119,618      22,611       5,123         --
                                                  --------    --------    --------    -------
Gross profit..................................      82,983      21,458       1,267         --
                                                  --------    --------    --------    -------
Operating expenses:
  Research and development....................      34,045      12,412       9,435      2,940
  Selling, general and administrative.........      35,441      11,390       6,642      2,166
                                                  --------    --------    --------    -------
         Total operating expenses.............      69,486      23,802      16,077      5,106
                                                  --------    --------    --------    -------
Income (loss) from operations.................      13,497      (2,344)    (14,810)    (5,106)
Interest and other income, net(2).............      15,869         630          59         67
                                                  --------    --------    --------    -------
Income (loss) before income taxes.............      29,366      (1,714)    (14,751)    (5,039)
Provision for income taxes....................       7,663          --          --         --
                                                  --------    --------    --------    -------
Net income (loss).............................    $ 21,703    $ (1,714)   $(14,751)   $(5,039)
                                                  ========    ========    ========    =======

Basic net income (loss) per share.............    $   1.45    $  (0.16)   $  (1.74)   $ (0.82)
                                                  ========    ========    ========    =======
Diluted net income (loss) per share...........    $   1.33    $  (0.16)   $  (1.74)   $ (0.82)
                                                  ========    ========    ========    =======
Shares used in basic net income (loss)
  calculation.................................      14,917      10,767       8,467      6,173
                                                  ========    ========    ========    =======
Shares used in diluted net income (loss)
  calculation.................................      16,353      10,767       8,467      6,173
                                                  ========    ========    ========    =======
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.................................    $ 95,980    $ 34,921    $  5,291    $   865
Working capital (deficit).....................     110,871      37,456       6,637       (307)
Total assets..................................     184,121      61,917      15,581      2,440
Capitalized lease obligations, less current
  portion.....................................         284         546         632        544
Retained earnings (accumulated deficit).......         199     (21,504)    (19,790)    (5,039)
Total shareholders' equity....................     126,313      44,274       9,621        552

---------------
(1) Fiscal 1997 includes $1.8 million of development contract revenues recognized under the Technology License and Development Agreement with Sega Enterprises, Ltd. No amounts were recognized in any other period.

(2) In July 1998, 3Dfx reached a settlement with Sega in conjunction with a lawsuit which 3Dfx filed against Sega in August 1997. Fiscal 1998 includes a one-time recognition of income based on the settlement.

STB SELECTED HISTORICAL FINANCIAL DATA
(In thousands, except per share data)

     The numbers in the table below have been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend on each of July 17, 1997 and February 20, 1998. Share and per share amounts have been retroactively adjusted to reflect the stock splits.

                                            THREE MONTH
                                           PERIOD ENDED
                                            JANUARY 31,                  FISCAL YEAR ENDED OCTOBER 31,
                                        -------------------   ---------------------------------------------------
                                          1999       1998       1998       1997       1996       1995      1994
                                        --------   --------   --------   --------   --------   --------   -------
STATEMENT OF OPERATIONS DATA:

Revenues..............................  $ 65,729   $ 78,758   $266,270   $199,485   $180,155   $129,603   $89,836

Cost of revenues......................    55,833     62,542    222,018    149,439    144,879    110,129    73,213
                                        --------   --------   --------   --------   --------   --------   -------
Gross profit..........................     9,896     16,216     44,252     50,046     35,276     19,474    16,623

Operating expenses:

  Research and development............     2,701      2,338     10,794      6,740      4,428      2,719     1,795

  Selling, general and
    administrative....................     7,086      7,659     30,383     25,406     20,472     13,609    10,719
                                        --------   --------   --------   --------   --------   --------   -------
        Total operating expenses......     9,787      9,997     41,177     32,146     24,900     16,328    12,514
                                        --------   --------   --------   --------   --------   --------   -------
Income from operations................       109      6,219      3,075     17,900     10,376      3,146     4,109

Interest income (expense).............       113       (518)      (439)    (1,649)    (1,113)      (818)     (588)
                                        --------   --------   --------   --------   --------   --------   -------
Income before income taxes............       222      5,701      2,636     16,251      9,263      2,328     3,521

Provision for income taxes............        80      1,896        904      5,481      3,186        330        --
                                        --------   --------   --------   --------   --------   --------   -------
Net income(1).........................  $    142   $  3,805   $  1,732   $ 10,770   $  6,077   $  1,998   $ 3,521
                                        ========   ========   ========   ========   ========   ========   =======

Basic net income per share(1).........  $   0.01   $   0.36   $   0.14   $   1.05   $   0.60   $   0.23   $  0.63
                                        ========   ========   ========   ========   ========   ========   =======
Diluted net income per share(1).......  $   0.01   $   0.33   $   0.13   $   0.97   $   0.59   $   0.23   $  0.63
                                        ========   ========   ========   ========   ========   ========   =======
Shares used in basic net income
  calculation(1)......................    12,606     10,462     12,134     10,298     10,159      8,818     5,625
                                        ========   ========   ========   ========   ========   ========   =======
Shares used in diluted net income
  calculation(1)......................    12,782     11,389     12,883     11,147     10,309      8,851     5,625
                                        ========   ========   ========   ========   ========   ========   =======
BALANCE SHEET DATA:

Cash, cash equivalents and short-term
  investments.........................  $ 31,866   $  3,391   $ 30,639   $  3,869   $  3,420   $  4,162   $   277

Working capital.......................    91,179     35,801     83,719     31,361     25,192     21,621     4,372

Total assets..........................   148,772    115,767    135,312    109,554     65,629     57,539    23,651

Debt, capitalized lease obligations
  and other liabilities, less current
  portion.............................     1,941      2,538      2,095      3,111      1,276      2,258     2,440

Retained earnings.....................    20,119     22,050     19,977     18,245      7,479      1,402        --

Total shareholders' equity............   101,892     47,363     98,352     43,462     29,597     23,362     1,275

---------------

(1) Prior to STB's initial public offering in February 1995, STB had been treated for federal and certain state income tax purposes as an S corporation. As a result, the income of STB for federal and certain state income tax purposes was included in the income tax returns of STB's shareholders. Accordingly, prior to February 21, 1995, no recognition of federal and certain state income taxes was included in STB's net income and net income per share. Therefore, net income and net income per share for fiscal years 1994 through 1995 are not comparable to net income and net income per share for fiscal years 1996, 1997 or 1998.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
(In thousands, except per share data)

     The pro forma information is based on management's estimates and a preliminary, third-party valuation of the intangible assets acquired. In addition, management is in the process of assessing and formulating its integration plans, which are expected to include employee separations, employee relocations and facilities consolidations. While the exact amount of the restructuring costs is not known, management believes that the costs approximate $1.0 million, consisting of approximately $600,000 in employee relocations, $100,000 in employee separations and $300,000 in facilities consolidations.

     Based on the timing of the closing of the transaction, the finalization of the third-party valuation, the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in this pro forma financial data. See also "Risk Factors -- Risks Related to the Merger" for a fuller discussion of factors that may affect the pro forma adjustments. A change in the pro forma adjustments could result in a reallocation of the purchase price affecting the value assigned to long-term tangible and intangible assets. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted. See "Unaudited Pro Forma Financial Information and Notes Thereto" for a further description of the pro forma adjustments.

                                                                PRO FORMA COMBINED
                                                             FOR THE FISCAL YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1998
                                                             -------------------------
STATEMENT OF OPERATIONS DATA:
Revenues.................................................            $467,411
Cost of revenues.........................................             340,862
                                                                     --------
Gross profit.............................................             126,549
Operating expenses:
  Research and development...............................              44,839
  Selling, general and administrative....................              73,420
                                                                     --------
          Total operating expenses.......................             118,259
                                                                     --------
Income from operations...................................               8,290
Interest and other income, net...........................              15,430
                                                                     --------
Income before income taxes...............................              23,720
Provision for income taxes...............................               8,327
                                                                     --------
Net income...............................................            $ 15,393
                                                                     ========
Basic net income per share...............................            $   0.68
                                                                     ========
Diluted net income per share.............................            $   0.62
                                                                     ========
Shares used in basic net income calculation..............              22,804
                                                                     ========
Shares used in diluted net income calculation............              24,727
                                                                     ========
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments........            $134,240
Working capital..........................................             197,864
Total assets.............................................             351,768
Debt, capitalized lease obligations and other
  liabilities, less current portion......................               2,225
Accumulated deficit......................................              (4,789)
Total shareholders' equity...............................             235,941

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of 3Dfx and STB and combined per share data on a pro forma basis. You should read the information set forth below along with the selected historical financial data and the pro forma combined financial information included elsewhere in this joint proxy statement/prospectus. The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the merger been consummated as of the beginning of the periods presented and you should not construe it as representative of future operations.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Historical -- 3Dfx:
  Basic net income (loss) per share.........................     $1.45
  Diluted net income (loss) per share.......................     $1.33

                                                               YEAR ENDED
                                                              OCTOBER 31,
                                                                  1998
                                                              ------------
Historical -- STB:
  Basic net income per share................................     $0.14
  Diluted net income per share..............................     $0.13

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Pro forma combined diluted net income:
  Per 3Dfx share............................................     $0.62
  Equivalent per STB share..................................     $0.40

     The above STB equivalent pro forma combined diluted net income per share amounts are calculated by multiplying the 3Dfx combined pro forma diluted net income per share amounts by the exchange ratio of 0.65.

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Book value per share:
  Historical 3Dfx...........................................     $8.06
  Historical STB............................................     $8.08
  Pro forma combined per 3Dfx share.........................     $9.89
  Pro forma combined per STB share..........................     $6.43

     The historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at December 31, 1998 for 3Dfx and January 31, 1999 for STB. The pro forma combined book value per 3Dfx share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of common stock of 3Dfx outstanding as of December 31, 1998, assuming the merger had occurred as of that date. The pro forma combined book value per STB share is computed by multiplying the 3Dfx pro forma combined book value per share by the exchange ratio of 0.65.

     3Dfx estimates it will incur direct transaction costs and additional costs associated with the integration of the two companies of approximately $4.5 million associated with the merger, which will be included as part of the purchase price to be allocated to the STB assets acquired. The pro forma combined book value per share data gives effect to the estimated direct transaction costs as if such costs had been incurred as of the respective balance sheet date. The direct transaction costs are not included in the pro forma combined net income per share data. See "Unaudited Pro Forma Financial Information and Notes Thereto."

                         COMPARATIVE MARKET PRICE DATA

     The table sets forth, for the calendar quarters indicated, the reported high and low sales prices of 3Dfx common stock and STB common stock as reported on Nasdaq. The prices for STB's common stock have been adjusted to reflect three-for-two stock splits of the STB common stock each of which was effected in the form of stock dividends on July 17, 1997 and February 20, 1998. Prices are available for 3Dfx from June 25, 1997, the date of 3Dfx's initial public offering.

                                                   3DFX               STB
                                               COMMON STOCK       COMMON STOCK
                                              ---------------   ----------------
                                               HIGH     LOW      HIGH      LOW
                                              ------   ------   ------   -------
1997 CALENDAR YEAR
  First Quarter.............................     N/A      N/A   $16.11   $     8.67
  Second Quarter............................  $14.75   $12.50    17.89         9.67
  Third Quarter.............................   18.63     8.88    30.50        13.56
  Fourth Quarter............................   23.00    13.75    25.50        13.30
1998 CALENDAR YEAR
  First Quarter.............................   29.94    20.75    26.33        14.50
  Second Quarter............................   35.25    15.06    20.63         8.38
  Third Quarter.............................   22.50     8.00    12.50         5.63
  Fourth Quarter............................   17.38     8.75     8.50         3.88
1999 CALENDAR YEAR
  First Quarter.............................   16.00    10.50     9.75         6.38
  Second Quarter (through April 14, 1999)...   23.00    12.50    14.25         7.94

     On December 11, 1998, the last full trading day prior to the public announcement of the execution and delivery of the merger agreement, the closing prices on Nasdaq were $16.38 per share of 3Dfx common stock and $5.78 per share of STB common stock. On April 14, 1999, the closing prices on Nasdaq were $21.88 per share of 3Dfx common stock and $13.56 per share of STB common stock.

     Because the exchange ratio is fixed, changes in the market price of 3Dfx common stock will affect the dollar value of the shares of 3Dfx common stock to be received by shareholders of STB in the merger. 3Dfx shareholders and STB shareholders are urged to obtain current market quotations for 3Dfx common stock and STB common stock prior to the 3Dfx meeting and STB meeting.

     Neither 3Dfx nor STB has paid cash dividends. After the merger, 3Dfx intends to retain earnings for development of its business and not to distribute earnings to shareholders as dividends. The declaration and payment by 3Dfx of any future dividends and the amount thereof will depend upon 3Dfx's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the 3Dfx board of directors.

                                THE 3DFX MEETING

WHEN AND WHERE THE MEETING WILL BE HELD

     This joint proxy statement/prospectus is being furnished to 3Dfx shareholders as part of the solicitation of proxies by the 3Dfx board of directors for use at the 3Dfx meeting to be held on Friday, April 30, 1999 at 10:00 a.m., local time at 3Dfx's corporate headquarters at 4435 Fortran Drive, San Jose, California, and at any adjournments or postponements thereof.

     This joint proxy statement/prospectus, and the accompanying proxy card, are first being mailed to holders of 3Dfx common stock on or about April 19, 1999.

WHAT WILL BE VOTED UPON

     The purpose of the 3Dfx meeting is to consider and vote upon the following proposals

     - to approve and adopt the merger agreement and approve the merger

     - to approve the issuance of shares of 3Dfx common stock in connection with the merger

     - to amend the bylaws of 3Dfx to provide for a nine member board of directors

     - to approve an increase in the number of shares of 3Dfx common stock reserved for issuance under the 1995 Employee Stock Plan by 2,000,000 shares

     If the shareholders approve the merger and it is completed, holders of STB common stock will receive 0.65 of a share of 3Dfx common stock for each share of STB common stock they own, with cash paid for fractional shares. In addition, as a result of the merger, each outstanding converting STB option will be assumed by 3Dfx and converted into an option to acquire the number of shares of 3Dfx common stock as the holder would have been entitled to receive had such holder exercised the converting STB option in full immediately prior to the effective time of the merger. See "The Merger and Related Transactions -- Conversion of STB Securities -- STB Options."

WHICH SHAREHOLDERS MAY VOTE

     Only holders of record of 3Dfx common stock at the close of business on March 26, 1999, the 3Dfx record date, are entitled to notice of and to vote at the 3Dfx meeting. As of the close of business on the 3Dfx record date, there were 15,861,088 shares of 3Dfx common stock outstanding and entitled to vote, held of record by 308 shareholders. A majority, or 7,930,544 of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each 3Dfx shareholder is entitled to one vote for each share of 3Dfx common stock held as of the 3Dfx record date.

HOW DO 3DFX SHAREHOLDERS VOTE

     The 3Dfx proxy card accompanying this joint proxy statement/prospectus is solicited on behalf of the 3Dfx board of directors for use at the 3Dfx meeting. Shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to 3Dfx. All proxies that are properly executed and returned, and that are not revoked, will be voted at the 3Dfx meeting in accordance with the instructions indicated thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, AND APPROVAL OF THE MERGER AND THE ISSUANCE OF SHARES OF 3DFX COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

     The 3Dfx board of directors does not presently intend to bring any business before the 3Dfx meeting other than the specific proposals referred to in this joint proxy statement/prospectus and specified in the notice of the 3Dfx meeting. The 3Dfx board of directors knows of no other matters that are to be brought before the 3Dfx meeting. If any other business properly comes before the 3Dfx meeting, including the consideration of a motion to adjourn the 3Dfx meeting (including for purposes of soliciting additional votes for approval of the merger agreement, the merger and the issuance of 3Dfx common stock pursuant to the merger agreement), it is intended that proxies will be voted in accordance with the judgment of the persons voting such proxies.

HOW TO CHANGE YOUR VOTE

     A 3Dfx shareholder who has given a proxy may revoke it at any time before it is exercised at the 3Dfx meeting, by doing one of the following:

     - filing a written notice of revocation with Mr. David Zacarias, Secretary, 3Dfx Interactive, Inc., 4435 Fortran Drive, San Jose, California 95134,

     - granting a subsequently dated proxy, or

     - attending the 3Dfx meeting and voting in person.

Attending the 3Dfx meeting will not, by itself, revoke a proxy. You must also vote at the meeting.

VOTE REQUIRED TO APPROVE EACH PROPOSAL

     Under California law, the charter documents of 3Dfx and Nasdaq rules, approval and adoption of the merger agreement and approval of the merger and the issuance of shares of 3Dfx common stock in connection with the merger requires the affirmative vote of a majority of the outstanding shares of 3Dfx common stock. Under California law and the charter documents of 3Dfx, approval of the amendment to 3Dfx's bylaws requires the affirmative vote of a majority of the outstanding shares of 3Dfx common stock. The affirmative vote of a majority of the shares of 3Dfx common stock represented and voting at the 3Dfx meeting will be required to approve the amendment to the stock plan.

     Each 3Dfx shareholder of record as of the record date is entitled to cast one vote per each share of 3Dfx common stock held, on each matter properly submitted for the vote of the shareholders of 3Dfx at the 3Dfx meeting. The right to vote is exercisable in person or by properly executed proxy.

     THE MATTERS TO BE CONSIDERED AT THE 3DFX MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF 3DFX. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY
STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     It is expected that, pursuant to voting agreements and related irrevocable proxies, 2,099,515 shares of 3Dfx common stock (which excludes shares subject to stock options) beneficially owned by directors and executive officers of 3Dfx and their affiliates on March 26, 1999 (representing approximately 13.3% of the total number of shares of 3Dfx common stock outstanding at such date) will be voted for approval of the merger, the merger agreement and the issuance of shares of 3Dfx common stock in connection with the merger. As of the 3Dfx record date, STB owned no shares of 3Dfx common stock. As of the 3Dfx record date, directors and executive officers of STB together beneficially owned less than 1% of the outstanding shares of 3Dfx common stock. It is expected that any shares of 3Dfx common stock beneficially owned by STB or STB's directors and executive officers will be voted for approval and adoption of the merger agreement and approval of the merger and issuance of shares of 3Dfx common stock pursuant to the merger agreement.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence, in person or by properly executed proxy, of the holders of at least a majority of the outstanding shares of 3Dfx common stock entitled to vote at the 3Dfx meeting shall constitute a quorum. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present at the 3Dfx meeting. Therefore, the failure of a holder of shares of 3Dfx common stock to submit a proxy or to vote in person at the 3Dfx meeting (including abstentions and "broker non-votes") will have the same effect as a vote against the approval of such proposals.

     With respect to the proposal to approve the amendment to the stock plan, abstentions are counted as votes cast and accordingly have the same effect as votes against the proposal, whereas broker non-votes are not counted as votes cast and therefore, once a quorum is present, will have no effect on the proposal.

SOLICITATION OF PROXIES AND EXPENSES OF SOLICITATION

     3Dfx will bear the cost of the solicitation of proxies in the enclosed form from its shareholders. In addition to solicitation by mail, the directors, officers and employees of 3Dfx may solicit proxies from shareholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, 3Dfx will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of 3Dfx common stock and request authority for the exercise of proxies. 3Dfx, upon the request of the record holders, will reimburse record holders for their reasonable expenses. 3Dfx has retained Corporate Investor Communications Inc. to assist in solicitation of proxies at a cost of approximately $5,000.

                                THE STB MEETING

WHEN AND WHERE THE MEETING WILL BE HELD

     This joint proxy statement/prospectus is furnished to the holders of STB common stock as part of the solicitation of proxies by the STB board of directors for use at the STB meeting Friday April 30, 1999 at 1:00 p.m., local time, at STB's headquarters at 3400 Waterview Parkway, Richardson, Texas and at any adjournments or postponements thereof.

     This joint proxy statement/prospectus, and the accompanying proxy card, are first being mailed to holders of STB common stock on or about April 19, 1999.

WHAT WILL BE VOTED UPON

     The purpose of the STB meeting is to consider and vote upon a proposal to approve and adopt the merger agreement and to approve the merger. If the merger is approved by the shareholders and completed, holders of STB common stock will receive 0.65 of a share of 3Dfx common stock, with cash paid in lieu of fractional shares. In addition, as a result of the merger, each outstanding converting STB option will be assumed by 3Dfx and converted into an option to acquire the number of shares of 3Dfx common stock the holder would have been entitled to receive had the holder exercised the option in full immediately prior to the effective time of the merger. See "The Merger and Related Transactions -- Conversion of STB Securities -- STB Options."

     If the merger is completed, STB shareholders will no longer hold any interest in STB other than through their interest in shares of 3Dfx common stock. Consummation of the merger is subject to a number of conditions, including the receipt of required regulatory and shareholder approvals.

WHICH SHAREHOLDERS MAY VOTE

     Only holders of record of STB common stock at the close of business on March 30, 1999, the STB record date, are entitled to notice of and to vote at the STB meeting. At the close of business on the STB record date, there were 12,606,787 shares of STB common stock outstanding and entitled to vote, held of record by 94 shareholders. A majority, or 6,303,394, of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each STB shareholder is entitled to one vote for each share of STB common stock held as of the STB record date.

HOW DO STB SHAREHOLDERS VOTE

     The STB proxy card accompanying this document is solicited on behalf of the STB board of directors for use at the STB meeting. Shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope. All proxies that are properly executed and returned, and that are not revoked, will be voted at the STB meeting in accordance with the instructions indicated thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. The STB board of directors does not presently intend to bring any other business before the STB meeting other than the specific proposals referred to in this document and specified in the notice of the STB meeting.

The STB board of directors knows of no other matters that are to be brought before the STB meeting. If any other business properly comes before the STB meeting, including the consideration of a motion to adjourn the STB meeting, (including for purposes of soliciting additional votes for approval and adoption of the merger agreement), it is intended that proxies will be voted in accordance with the judgment of the persons voting such proxies.

HOW TO CHANGE YOUR VOTE

     A STB shareholder who has given a proxy may revoke it at any time before it is exercised at the STB meeting by doing one of the following:

     - filing a written notice of revocation with Bryan F. Keyes, Secretary, STB Systems, Inc., 3400 Waterview Parkway, Richardson, Texas 75080,

     - granting a subsequently dated proxy, or

     - attending the STB meeting and voting in person.

     Attending the STB meeting will not, by itself, revoke a proxy. You must also vote at the meeting.

VOTE REQUIRED TO APPROVE THE MERGER

     Pursuant to the Texas Business Corporation Act, which we refer to as "Texas Law," STB bylaws and Nasdaq rules, approval and adoption of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of STB common stock entitled to vote at the STB meeting. The required vote of the STB shareholders is based upon the number of outstanding shares of STB common stock and not upon the shares actually voted. Therefore, the failure of a holder of shares of STB common stock to submit a proxy or to vote in person at the STB meeting, including abstentions and "broker non-votes," will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger.

     THE MATTERS TO BE CONSIDERED AT THE STB MEETING ARE OF GREAT IMPORTANCE TO THE STB SHAREHOLDERS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     It is expected that, pursuant to voting agreements and related irrevocable proxies, 1,522,567 shares of STB common stock, which excludes shares subject to the STB options, owned by directors and executive officers of STB and their affiliates at the STB record date will be voted for approval and adoption of the merger agreement and approval of the merger. The shares owned by directors and executive officers of STB and their affiliates represent approximately 12.1% of the total number of shares of STB common stock outstanding at the STB record date. As of the STB record date, 3Dfx owned no shares of STB common stock. As of the STB record date, directors and executive officers of 3Dfx together beneficially owned less than 1% of the outstanding shares of STB common stock. It is expected that any shares of STB common stock beneficially owned by 3Dfx or 3Dfx's directors and executive officers will be voted for approval and adoption of the merger agreement and approval of the merger.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence, in person or by properly executed proxy, of the holders of at least a majority of the outstanding shares of STB common stock entitled to vote at the STB meeting shall constitute a quorum. If an executed STB proxy is returned and the shareholder has specifically abstained from voting on any matter, the shares represented by that proxy will be considered present at the STB meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, the shares represented by the broker's proxy will be considered present at the meeting for purposes of determining a quorum. Since the required vote of the STB shareholders is based upon the number of outstanding shares of STB common stock, abstentions and broker non-votes will have the same effect as a vote against approval and adoption of the merger agreement.

SOLICITATION OF PROXIES AND EXPENSES OF SOLICITATION

     STB will bear the cost of the solicitation of proxies in the enclosed form from its shareholders. In addition to solicitation by mail, the directors, officers and employees of STB may solicit proxies from shareholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, STB may request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of STB common stock and request authority for the exercise of proxies. In such cases, STB, upon the request of the record holders, will reimburse such record holders for their reasonable expenses. STB has retained ChaseMellon Shareholder Services LLC to assist in solicitation of proxies at a cost of approximately $6,500.

                     OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT OF 3DFX

     The following table lists the beneficial ownership of 3Dfx common stock and options to purchase shares of 3Dfx common stock as of March 26, 1999 by each of the 3Dfx directors and executive officers, all directors and executive officers of 3Dfx as a group, and each person known to 3Dfx to beneficially own more than 5% of the outstanding shares of 3Dfx common stock. The number of options to purchase shares of 3Dfx common stock reflects the number of options granted to the indicated person or group of persons that are exercisable as of March 26, 1999 or that will be exercisable within 60 days of March 26, 1999. Except as otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of 3Dfx common stock shown as beneficially owned by them, subject to applicable community property laws. In addition, except as otherwise noted, the address for each owner is c/o 3Dfx Interactive, Inc., 4435 Fortran Drive, San Jose, California 95134. Applicable percentage ownership is based on 15,861,088 shares of 3Dfx common stock outstanding as of March 26, 1999 in each case together with applicable options for the shareholder.

                                          3DFX COMMON STOCK BENEFICIALLY OWNED
                                                  PRIOR TO THE MERGER
                                    ------------------------------------------------
                                     SHARES     SHARES SUBJECT
         BENEFICIAL OWNER             OWNED       TO OPTIONS       TOTAL     PERCENT
         ----------------           ---------   --------------   ---------   -------
Entities Affiliated with Venrock
  Associates
  2494 Sand Hill Road, Suite 200
  Menlo Park, California 94025....    908,238           --        908,238      5.7%
L. Gregory Ballard................     43,342       81,603        124,945        *
Gordon A. Campbell(1).............    581,465       72,000        653,465      4.1%
Alex Leupp........................         --        2,063          2,063        *
Scott D. Sellers..................    255,000       26,302        281,302      1.8%
Anthony Sun(2)....................    940,388       12,000        952,388      6.0%
James Whims.......................      8,125       42,208         50,333        *
Philip Young......................     33,406       12,000         45,406        *
Karl Chicca.......................     20,063       26,032         46,095        *
Michael Howse.....................        753           --            753        *
Darlene Kindler...................         --        5,375          5,375        *
Janet Leising.....................     32,000        7,266         39,266        *
Gary Tarolli(3)...................    263,534       26,302        289,836      1.8%
Jordon Watters....................      1,661       17,396         19,057        *
David Zacarias....................        716           --            716        *
All executive officers and
  directors as a group (14
  person).........................  2,180,453      330,547       2,511,000    15.5%

-------------------------
 *  Less than 1%.

(1) Includes 77,084 shares held by Techfarm, L.P., and 3,854 held by Techfarm Management Inc. (dba Techfarm, Inc.), and 500,527 shares held by Gordon A. Campbell. Mr. Campbell is President of Techfarm, Inc., the general partner of Techfarm, L.P. Mr. Campbell disclaims beneficial ownership of the shares held by Techfarm, L.P. and Techfarm Management Inc.

(2) Includes 607,194 shares held by Venrock Associates, L.P., 301,044 shares held by Venrock Associates II, L.P., 22,150 shares held by the Anthony Sun Family Trust.

    Mr. Sun is a general partner of each of these limited partnerships. Mr. Sun disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his proportionate partnership interest therein. In addition to Mr. Sun, the general partners of each of Venrock Associates, L.P. and Venrock Associates II, L.P. are Patrick F. Latterell, Ted H. McCourtney, Anthony B. Evnin, Ph.D., Kimberley A. Rummelsburg, David
    R. Hathaway and Ray A. Rothrock.

(3) Includes 45,569 shares held by family trusts to which Mr. Tarolli claims voting and investment control, and 30,000 shares held by Mr. Tarolli's wife. Mr. Tarolli disclaims beneficial ownership of the shares held by his wife.

                   OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                               MANAGEMENT OF STB

     The following table lists the beneficial ownership, as of March 26, 1999, of shares of STB common stock and options to purchase shares of STB common stock by each of the STB directors and executive officers, all directors and executive officers of STB as a group, and each person known to STB to beneficially own more than 5% of the outstanding shares of STB common stock. The number of options to purchase shares of STB common stock reflects the number of options granted to the indicated person or group of persons that are exercisable as of March 26, 1999 or exercisable within 60 days of March 26, 1999, as well as the options granted that will accelerate upon consummation of the merger. Unless otherwise indicated, to the knowledge of STB, all shares are owned directly and the owner has sole voting and investment power.

                                    STB COMMON STOCK BENEFICIALLY
                                      OWNED PRIOR TO THE MERGER
                           ------------------------------------------------
                            SHARES     SHARES SUBJECT
          NAME               OWNED       TO OPTIONS       TOTAL     PERCENT
          ----             ---------   --------------   ---------   -------
William E. Ogle(1).......  1,499,070       281,502      1,780,572     13.1%
Randall D. Eisenbach.....      4,587       232,001        236,588        *
James L. Hopkins(1)......      3,844       214,750        218,594        *
J. Shane Long............         --       207,251        207,251        *
Bryan F. Keyes(1)........      1,566        41,300         42,866        *
James J. Byrne...........      2,250        22,500         24,750        *
Dennis G. Sabo...........         --        15,000         15,000        *
Lawrence E.
  Wesneski(2)............     11,250        33,750         45,000        *
Dimensional Fund
  Advisors, Inc.(3)......    743,150            --        743,150     5.69%
Directors and executive
  officers as a group (8
  persons)...............  1,522,567     1,048,054      2,570,621     18.9%

-------------------------

 *  Less than 1%.

(1) Includes for William E. Ogle 12,375 shares held by him pursuant to an Individual Retirement Account and 9,944 shares held by him pursuant to STB's 401(k) Savings Plan. Includes for James L. Hopkins 1,594 shares held by him pursuant to STB's 401(k) Savings Plan and for Bryan F. Keyes 441 shares held by him pursuant to STB's 401(k) Savings Plan.

(2) Includes 11,250 shares held by Twin Lakes Partners, L.P. Mr. Wesneski is the sole general partner of Twin Lakes Partners.

(3) The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. A team of portfolio managers exercises voting and investment powers over the shares of STB common stock beneficially owned by Dimensional Fund Advisors, Inc. Information with respect to such beneficial ownership was obtained from a Schedule 13G filed with the Securities and Exchange Commission and oral discussions with a representative of Dimensional Fund Advisors, Inc.

                      THE MERGER AND RELATED TRANSACTIONS

     This section of the joint proxy statement/prospectus summarizes the material aspects of the proposed merger. A copy of the merger agreement is attached as Appendix A. All holders of 3Dfx common stock and STB common stock are urged to read the merger agreement and the other appendices in their entirety.

GENERAL

     The merger agreement provides for the merger of 3Dfx and STB, with STB becoming a wholly-owned subsidiary of 3Dfx. The merger will occur by merging a subsidiary of 3Dfx with and into STB, with STB being the surviving entity. The articles of incorporation and bylaws of 3Dfx's merger subsidiary will become the articles of incorporation and bylaws of the surviving corporation in the merger, but the name of the surviving corporation will be "STB Systems, Inc." The directors and executive officers of 3Dfx's merger subsidiary will be the initial directors of the surviving corporation.

     If the merger is completed, holders of STB common stock will no longer hold any interest in STB other than through their interest in shares of 3Dfx common stock. The shareholders of STB will become shareholders of 3Dfx, and their rights will be governed by the 3Dfx articles of incorporation and 3Dfx bylaws.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective upon the filing of the signed Articles of Merger with the Secretary of State of Texas. The merger agreement provides that the parties thereto will cause the Articles of Merger to be filed as soon as practicable after:

     - The 3Dfx shareholders have approved the merger.

     - The STB shareholders have approved the merger.

     - All required regulatory approvals and actions have been obtained or taken.

     - All other conditions to the consummation of the merger have been satisfied or waived.

     See "-- Regulatory Approvals Required" and "-- Conditions to Consummation of the Merger." There can be no assurance that the conditions to the merger will be satisfied. Moreover, the merger agreement may be terminated by either 3Dfx or STB under various conditions as specified in the merger agreement. See
"-- Termination; Breakup Fees." Therefore, there can be no assurance as to whether or when the merger will become effective.

CONVERSION OF STB SECURITIES

     STB Common Stock

     Upon the consummation of the merger, each outstanding share of STB common stock will automatically be converted into 65% of as many shares of 3Dfx common stock. No fractional shares of 3Dfx common stock will be issued in the merger. Instead any STB shareholder who would otherwise be entitled to receive a fraction of a share will receive from 3Dfx cash equal to the per share market value of 3Dfx common stock of the fractional share. The value will be calculated based on the per share closing price of 3Dfx common stock as reported on Nasdaq on the last full trading day prior to the effective time of the merger.

     Based upon the number of shares of 3Dfx common stock and STB common stock outstanding at March 26, 1999, an aggregate of approximately 8,194,400 shares of 3Dfx common stock would be issued in connection with the merger. These shares would represent approximately 34.2% of the total number of shares of 3Dfx common stock outstanding after giving effect to their issuance and excluding shares issuable upon the exercise of options or warrants. Based on the number of outstanding accelerated STB options with an exercise price which is below the market price of STB common stock on April 14, 1999, a maximum of approximately 1,117,651 additional shares of STB common stock may be issued if all such accelerated STB options are exercised before the effective time of the merger. These options have a weighted average exercise price of $7.65. All of those shares of STB common stock would be converted into shares of 3Dfx common stock at the exchange ratio upon consummation of the merger.

     The exchange ratio is fixed and will not increase or decrease due to fluctuations in the market price of either 3Dfx common stock or the STB common stock. In the event that the market price of 3Dfx common stock decreases or increases prior to the effective time, the value at the effective time of 3Dfx common stock to be received by STB shareholders in the merger would correspondingly decrease or increase. STB does not have "walk-away" rights and cannot terminate the merger agreement solely because the 3Dfx stock price declines. The market prices of 3Dfx common stock and STB common stock as of a recent date are set forth herein under "Summary -- Markets and Market Prices." STB shareholders are advised to obtain recent market quotations for 3Dfx common stock and STB common stock. We cannot predict the market prices of 3Dfx common stock or STB common stock at any time before the effective time or as to the market price of 3Dfx common stock at any time thereafter.

     STB Options

     Existing options to purchase STB common stock will be treated differently depending upon which STB stock plan under which they were issued and whether they are already vested. The two categories of options are referred to as "converting STB options" and "accelerated STB options."

     Converting STB options are those issued by STB under its 1995 Long-Term Incentive Plan that would already be vested before the effective time of the merger and all options issued under STB's director plan. All options granted to directors of STB under the STB director plan will be accelerated and become fully vested and exercisable immediately prior to the effective time of the merger, and if unexercised will be converting STB options. Upon consummation of the merger, each outstanding converting STB option will be assumed by 3Dfx and converted into an option to acquire the same number of shares of 3Dfx common stock as the holder would have received if the holder had exercised the converting STB option in full immediately prior to the effective time. The exercise price per share of the converting STB option will be adjusted by dividing it by 0.65. To avoid fractional shares, the number of shares of 3Dfx common stock subject to a converting STB option will be rounded down to the nearest whole share. The vesting, duration and other terms of the new option will otherwise be the same as the old options, except to the extent that such vesting, duration or other terms are modified pursuant to the terms of the plans or outstanding options or change of employment agreements of 3Dfx.

     Accelerated STB options are options issued under STB's 1995 Long-Term Incentive Plan that would not normally be exercisable as of the effective time but because of the merger accelerate and become fully exercisable immediately before the effective time.

Prior to the effective time of the merger, STB will solicit all holders of accelerated STB options to either (1) exercise any or all of the accelerated STB options and purchase the related shares of STB common stock or (2) receive a cash payment from STB on the effective date. The per share cash payment will be equal to the amount, if any, by which the average of the closing prices of the STB common stock reported on Nasdaq for the 10 trading days immediately preceding the effective date exceeds the exercise price of the accelerated STB option. If the holders chose to exercise these options at the effective time of the merger instead of receiving the cash payment, the STB shares purchased upon the exercise will convert into shares of 3Dfx common stock in the merger. Any accelerated STB options that are not exercised or cashed out will be canceled and terminated at the effective time.

     Based upon the number of converting STB options outstanding at the record date, approximately 586,100 additional shares of 3Dfx common stock would be reserved for issuance to holders of converting STB options in connection with 3Dfx's assumption of converting STB options.

     As soon as possible after the effective time, 3Dfx will file a registration statement on Form S-8 with the SEC with respect to the shares of 3Dfx common stock subject to all assumed converting STB options.

STB Warrant

     At the effective time, the warrant to purchase up to an aggregate of 210,000 shares of STB common stock will be assumed by 3Dfx in accordance with the terms of such warrant. See "Description of STB Capital Stock -- Warrant."

BACKGROUND OF THE MERGER

     The market for 3D graphics chips in which 3Dfx competes is highly competitive. Beginning in mid-1998, 3Dfx recognized that fundamental changes in the 3D graphics market would impact 3Dfx and its ability to maintain its then-current business strategies. Among the fundamental changes was increased competition as the relative price/performance advantages of high-end graphics chips decreased and as Intel entered the market by introducing a 3D graphics accelerator targeted at the mainstream personal computer market. 3Dfx also believed that increasing complexity of high-end graphics chips, as marked by ever-increasing levels of integration, as well as increasingly short product life cycles, would require 3Dfx to work more closely with the add-in board manufacturers to timely introduce new products having the performance characteristics necessary to meet the exacting design requirements of the market. In addition, the 3Dfx board of directors and senior management believed that consolidation within the industry was inevitable as industry participants sought necessary economies of scale, control of their own retail and OEM distribution channels and vertical integration of both the semiconductor and board components. In this regard, 3Dfx became aware of rumors in the industry relating to some of 3Dfx's customers and other add-in board manufacturers attempting to acquire or merge with graphics chip suppliers that are competitors of 3Dfx. In its efforts to enhance its market position and expand in the increasingly competitive and rapidly changing environment, the 3Dfx board of directors and 3Dfx senior management analyzed and evaluated the strategic alternatives available to 3Dfx, over the period from July 1998 through December 1998.

     Also in mid-1998, the STB board of directors and management determined that it was advisable for STB to initiate a review of its strategic position in the industry in light of recent discussions taking place among several graphics chips suppliers and competitors of STB with respect to the establishment of various forms of strategic relationships. Based on the findings of the STB board of directors and management, it was recommended that STB develop one or more strategic relationships with key graphics chip suppliers to assure the continued availability of quality performance graphics chips. The STB board of directors and members of STB management reasoned that as high end graphics chips approached Pentium II complexity and as performance increased, it was necessary for the chip and board design engineers to work even closer together for a "seamless" integration of the chip, board design and software development. This conclusion was reinforced in discussions by STB management with several large original equipment manufacturer, or OEM, customers who also believed that a closer working relationship between chip and board design could alleviate a number of technical issues and increase the speed for product qualification and product time to market. As a result of ongoing discussions within STB management and with the STB board of directors, STB decided to initiate exploratory discussions with its primary chip suppliers regarding more significant strategic relationships, possibly including a business combination.

     In mid-September 1998, representatives of 3Dfx's sales and marketing team met with representatives of STB's sales and marketing team to explore the potential for a more significant relationship between 3Dfx and STB. At this meeting the representatives focused primarily upon enhancing the existing sales and marketing relationships between the companies.

     On October 6, 1998, 3Dfx formally retained BancBoston Robertson Stephens to assist 3Dfx in analyzing strategic alternatives available to 3Dfx given the industry dynamics discussed above. BancBoston Robertson Stephens had provided financial advisory services to 3Dfx in the past and was familiar with 3Dfx, the graphics chip and board industry in which 3Dfx competes and the key players in the industry, including STB.

     On October 26 and 27, 1998, L. Greg Ballard, 3Dfx's President and Chief Executive Officer, along with representatives of 3Dfx's sales and marketing team met with representatives of STB's management to continue discussions regarding an enhanced sales and marketing relationship. During these meetings the representatives discussed their respective businesses, product offerings and strategic plans. In addition, during these meetings the possibility of a business combination between STB and 3Dfx was first introduced and discussed. On October 28, 1998, the parties continued their discussions by telephone conference call.

     On October 28 and 29, 1998, 3Dfx held preliminary discussions with its financial advisor, BancBoston Robertson Stephens, and requested that BancBoston Robertson Stephens prepare a preliminary analysis of a possible business combination between 3Dfx and STB. On October 30, 1998, Mr. Ballard, President, Chief Executive Officer and a member of the 3Dfx board of directors, apprised the 3Dfx board of directors of the ongoing discussions with STB regarding a potential commercial relationship. Mr. Ballard also discussed with the 3Dfx board of directors the potential benefits of a business combination of the two companies. At this meeting of the 3Dfx board of directors, BancBoston Robertson Stephens also made a presentation regarding its preliminary analysis of a possible business combination between 3Dfx and STB.

     On November 5, 1998, Mr. Ballard telephoned Messrs. Ogle and Hopkins to continue discussions regarding an enhanced commercial relationship between 3Dfx and STB, including the potential advantages of a strategic combination of the two companies. They also discussed each company's views of the graphics industry as well as certain aspects of each company's business, products and operations.

     On November 10-11, 1998, Messrs. Ogle, Hopkins and Long visited several chip suppliers to discuss trends in the industry and STB's business relationships with such suppliers. During this trip, STB management again met with Mr. Ballard and several additional members of 3Dfx management in San Jose, California to continue discussions regarding the possibility of a commercial relationship between the two companies, including a transaction combining the two companies. On November 12, Messrs. Ogle and Hopkins of STB discussed with Lawrence E. Wesneski, a director of STB, the status of STB's discussions with 3Dfx, and informally requested the assistance of Hoak Breedlove Wesneski to provide financial advisory services to STB in connection with a possible business combination with 3Dfx. Later that day, a representative of BancBoston Robertson Stephens contacted a representative of Hoak Breedlove Wesneski to discuss a possible transaction between 3Dfx and STB, but these discussions were inconclusive.

     On November 15-19, 1998, representatives of 3Dfx and STB met on several occasions during an industry trade show to engage in further discussions regarding a potential business combination. The participants discussed potential strategic and operating benefits that could be achieved through a combination of the two companies. On November 19, 1998, representatives of BancBoston Robertson Stephens telephoned representatives of Hoak Breedlove Wesneski to exchange preliminary views regarding the valuation of the two companies. Discussions regarding valuation were inconclusive.

     On November 23, 1998, Mr. Ballard telephoned Messrs. Ogle and Hopkins, to suggest a formal meeting between them to discuss the potential for a business combination between the parties. Messrs. Ogle and Hopkins agreed and suggested that Mr. Ballard visit them the following week at STB's offices.

     On November 30, 1998, Mr. Ballard visited with several members of STB's management at STB's offices in Richardson, Texas to discuss various aspects of the business, products, operations and personnel of the two companies, including their technology and product development strategies and sales and marketing operations and strategies. In the course of these discussions, the parties discussed the advantages and disadvantages of a potential strategic business combination and explored the synergies that could be realized from such a transaction. In addition, on December 1, 1998, Mr. Ballard and other representatives of 3Dfx visited STB's manufacturing facility in Juarez, Mexico, and performed additional technical and other due diligence.

     On December 2, 1998, at the quarterly STB board of directors meeting, the status of discussions with 3Dfx, the trends in the industry and the advantages and disadvantages of entering into a business combination were discussed extensively. During this meeting, Gregory F. Chapados, a representative of Hoak Breedlove Wesneski, made a presentation to the STB board of directors regarding Hoak Breedlove Wesneski's preliminary analysis of a possible business combination between 3Dfx and STB and its preliminary assessment of valuation of the respective companies. The STB board of directors further discussed the information presented by Mr. Chapados. The STB board of directors determined that the proposed business combination with 3Dfx might ultimately prove attractive and authorized STB management to proceed with negotiations with 3Dfx. Mr. Wesneski was present at the STB board of directors meeting but did not participate in the deliberations. Following the meeting, members of STB management and representatives of Hoak Breedlove Wesneski contacted members of 3Dfx management and representatives of BancBoston

Robertson Stephens to further discuss the historical financial information that the parties had exchanged and to review possible transaction structures.

     On December 3, 1998, 3Dfx's management and its financial advisor reported to the 3Dfx board of directors on the status of the discussions with STB and the due diligence review of STB. The 3Dfx board of directors discussed the rationale for and possible structure of a transaction with STB. The 3Dfx board of directors determined that further discussions were desirable and authorized management to continue discussions. During this meeting, the 3Dfx board of directors also considered other strategic alternatives available to 3Dfx. Following the 3Dfx board of directors meeting, Mr. Ballard phoned Mr. Ogle to discuss the 3Dfx board of directors's authorization of continued discussions and to discuss the next steps.

     On December 4, 1998, 3Dfx delivered to STB an outline of proposed terms for acquisition discussions. This preliminary, non-binding proposal for a tax-free merger of the two companies was based on the issuance of 8.5 million shares of 3Dfx common stock for all shares of STB common stock (including shares issuable upon exercise of warrants and options). The outline provided for the payment of a termination fee by STB to 3Dfx in certain instances. The outline also provided that all affiliates of STB would enter into agreements to vote in favor of the merger. 3Dfx's discussion outline also contemplated due diligence investigations.

     After STB received the discussion outline, a special meeting of the STB board of directors was convened on the afternoon of December 4, 1998 to consider the terms of the outline. After preliminarily discussing the terms contained in the outline, and in order to obtain advice and assistance in analyzing and negotiating any transaction with 3Dfx that might be pursued, the STB board of directors formally retained Hoak Breedlove Wesneski to provide financial advisory services and Locke Purnell Rain Harrell (A Professional Corporation) to provide legal counsel (which firm subsequently consummated a business combination with another firm and was renamed Locke Liddell & Sapp LLP) in connection with the proposed 3Dfx transaction. Finally, the STB board of directors authorized the establishment of a Special Committee to review any transaction that might emerge from negotiations, and requested that Mr. Hopkins and two non-employee independent directors, Mr. Dennis Sabo and Mr. James Byrne, serve on the STB Special Committee. Mr. Wesneski was present throughout this meeting of the STB board of directors, but did not participate in its deliberations.

     On December 5, 1998, STB and 3Dfx negotiated confidentiality agreements, which provided for, among other things, the parties' exchange of non-public information regarding their businesses on a confidential basis. Thereafter, from December 5 through December 10, 1998, 3Dfx and STB exchanged information and the companies and their legal and financial advisors conducted due diligence as to the other company. During this same period, the parties continued to negotiate the exchange ratio, the treatment of STB's stock options in the event of a merger, the terms of employment arrangements with certain STB executives that 3Dfx believed were critical to the combined company and other matters related to the contemplated transaction. During the week of December 7, 1998, Mr. Ballard contacted the members of the 3Dfx board of directors individually and updated them on the status of negotiations and discussions with STB. In addition, 3Dfx senior management met with its financial and legal advisors to review the terms of the draft merger agreement and other agreements that were being prepared and to receive reports regarding the financial and legal due diligence performed by the advisors. Similarly, members of the STB board of directors, together with STB's financial and legal advisors, met and communicated by telephone throughout the week regarding proposed terms of negotiation and the status of various due diligence efforts. Members of the STB Special Committee were individually kept apprised of the status of negotiations and the proposed terms being discussed.

     On December 9, 1998, the discussion outline that had been delivered on December 4, 1998 was amended. The amended proposal included an exchange ratio of
0.65 shares of 3Dfx common stock for each share of STB common stock subject to a maximum issuance of 8.5 million shares of 3Dfx common stock, including shares subject to certain options and warrants.

     On December 10, 1998, 3Dfx, STB, BancBoston Robertson Stephens, Hoak Breedlove, Locke Liddell & Sapp and Wilson Sonsini Goodrich & Rosati, outside counsel to 3Dfx, participated in a conference call to discuss the amended discussion outline. That evening Wilson Sonsini Goodrich & Rosati delivered to STB and Locke Liddell & Sapp drafts of the merger agreement, the STB option agreement and the voting agreement.

     On December 11, 1998, representatives of 3Dfx and of its financial and legal advisors traveled to Dallas, Texas to meet with representatives of STB and its legal and financial advisors at the offices of Locke Liddell & Sapp. As described in the following paragraphs, between the afternoon of December 11, 1998 and the early morning of December 14, 1998, representatives of 3Dfx and STB held numerous intensive meetings and discussions to explore the possible business combination, conduct due diligence and negotiate the terms of the merger.

     On the afternoon of December 11, 1998 and continuing into the early morning of December 12, 1998, there ensued discussions and negotiations between the senior management and financial and legal advisors of 3Dfx and the senior management and financial and legal advisors of STB regarding the terms of the proposed combination. At the same time, the parties conducted additional due diligence as to the business of the other company, including financial and legal due diligence.

     The parties met again on December 12, 1998 to discuss and negotiate the terms of the proposed merger and to conduct due diligence. At the conclusion of these discussions and negotiations, the parties reached agreement on the key terms of the proposed combination, including a fixed exchange ratio of 0.65 shares of 3Dfx common stock for each share of STB common stock but without a limit on the number of shares of 3Dfx common stock to be issued.

     On the evening of December 12, the 3Dfx board of directors met by telephone conference call and 3Dfx senior management reported that agreement had been reached with respect to the exchange ratio and other key business terms of the merger. The 3Dfx board of directors discussed with the 3Dfx management and legal and financial advisors the structure of the proposed merger, the proposed exchange ratio and the composition of the board of directors of the combined company. In addition, the senior management and financial and legal advisors to 3Dfx reported on the results of the due diligence investigation of STB and the potential benefits and risks of the merger and responded to questions from members of the 3Dfx board of directors regarding 3Dfx's due diligence and management's views on the business and operations of STB. At the conclusion of this meeting, the 3Dfx board of directors approved the merger and the draft of the merger agreement, subject to the receipt of an opinion of BancBoston Robertson Stephens regarding the exchange ratio, the completion of business, financial and legal due diligence and the satisfactory finalization by 3Dfx's management and legal advisors of the definitive merger agreement.

     On December 13, 1998, the legal counsel and executive officers of 3Dfx and STB had discussions regarding the terms of the merger agreement and related documents, including the terms of the STB option agreement, the voting agreements and the affiliate agreements, the representations, warranties and covenants to be made, the termination rights to the merger agreement and the conditions upon which breakup fees would be payable. In addition, senior management of 3Dfx and STB and each company's legal advisors conducted additional business, financial and legal due diligence on STB and 3Dfx.

     On the afternoon of December 13, 1998, a special meeting of the STB board of directors was held at which Mr. Ogle first reported that an agreement in principle had been reached with respect to an exchange ratio and other principle terms of the merger. The STB board of directors then reviewed in detail the proposed terms of the transaction, with the assistance of Hoak Breedlove Wesneski and Locke Liddell & Sapp. The presentations and discussions at the meeting were wide ranging and detailed and included, among other things,

     - A presentation by Mr. Ogle of the events of the previous days and the key proposed terms of the merger and related transactions;

     - A presentation by Hoak Breedlove Wesneski regarding the fairness of the possible transaction with 3Dfx from a financial point of view;

     - A detailed description by Locke Liddell & Sapp of the material terms of the merger agreement, STB option agreement, the voting agreements and the affiliate agreements, including the representations, warranties and covenants of the parties, the conditions to closing the merger, the termination rights and circumstances under which a breakup fee would be payable or the STB stock option agreement would be triggered; and

     - A presentation by Locke Liddell & Sapp regarding the fiduciary duties of the directors and issues related to the transaction.

     At the conclusion of its presentation, Hoak Breedlove Wesneski delivered its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio was fair to the holders of shares of STB common stock from a financial point of view. The STB board of directors then adjourned the meeting to allow for a separate special meeting of the STB Special Committee, at which the members of the STB Special Committee were joined by representatives of Hoak Breedlove Wesneski and Locke Liddell & Sapp. The members of the STB Special Committee made a number of inquiries regarding the proposed terms of the merger, the analysis of Hoak Breedlove Wesneski as to the fairness of the transaction from a financial point of view to STB's shareholders, and the relative risks and benefits of the transaction. The STB Special Committee unanimously approved the merger agreement and the transactions contemplated thereby and determined that the merger was fair to, and in the best interests of, STB and its shareholders and recommended that the STB board of directors approve the merger agreement and the transactions contemplated thereby and recommend the adoption and approval of the merger agreement and approval of the merger by the shareholders of STB. The STB board of directors then reconvened and opened discussions on the proposed terms of the merger and related issues. After discussing the information presented, and after due consideration of the factors described under "--Reasons for the Merger," all members of the STB board of directors, other than Mr. Wesneski, who abstained, approved the merger agreement and the transactions contemplated thereby, including the various agreements documenting such other transactions. While Mr. Wesneski was present throughout this meeting of the STB board of directors, he did not participate in its deliberations.

     On the evening of December 13, 1998, at a meeting of the 3Dfx board of directors, 3Dfx senior management and 3Dfx's financial and legal advisors reported to the 3Dfx board of directors that the parties had negotiated a definitive merger agreement and related agreements, reviewed the terms of the those agreements with the 3Dfx board of directors and responded to questions regarding the proposed terms of the transaction. BancBoston Robertson Stephens discussed with the 3Dfx board of directors various analyses relating to the merger and responded to questions regarding such analyses. At the conclusion of its presentation, BancBoston Robertson Stephens delivered its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio was fair to 3Dfx from a financial point of view. At this point, the 3Dfx board of directors approved the merger agreement and related agreements.

     Thereafter, STB and 3Dfx entered into the merger agreement and the execution of the merger agreement was announced in a joint press release on December 14, 1998.

REASONS FOR THE MERGER

     This section contains numerous forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" on page 124.

     The boards of directors of 3Dfx and STB have determined that the combined company will have the potential to realize long-term improved operating and financial results and a stronger competitive position in the 3D graphics market, as compared to the two companies individually. 3Dfx and STB believe that there is a strategic fit among their products. 3Dfx and STB believe that as a combined company they will be a stronger competitor, will be better able to react to changes in technology and in the marketplace, and will have a critical mass of development resources and sales force and professional services resources. Each of the board of directors of 3Dfx and STB has identified additional potential mutual benefits of the merger that they believe will contribute to the success of the combined company. These potential benefits include the following:

     - The combined company will achieve a more tightly integrated chip, software and board-level layout and design for faster time to market and more cost-effective graphics solutions.

     - The combined company will have the opportunity to capitalize on the complementary strengths of STB in the OEM sales channel and 3Dfx in the retail sales channel.

     - The combined company, through control of the retail distribution channel, will achieve a more focused and consistent brand investment for a stronger retail presence.

     - The combined company will be able to combine high performance graphics chips and boards with high-capacity, reliable and flexible manufacturing capabilities to deliver cost-effective quality products to both OEM and retail customers through an established logistics network.

     - The combined and integrated technological and engineering resources will allow the combined company to enhance product development and respond more quickly and effectively to technological change, increased competition and market demands.

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

     - The combined company will benefit from efficiencies associated with a reduction in the number of vendors and manufacturers with whom STB and 3Dfx have relationships.

     - The combined company will be positioned to provide OEM, retail and other customers with a direct source for graphics boards having greater price stability and smoother product transitions.

     - The creation of a larger customer base, a higher market profile and greater financial strength will present greater opportunities for marketing the products and services of the combined company, including by selling STB's products under the 3Dfx recognized brand in the retail channel and by selling 3Dfx's products to STB's OEM customers.

     - The combined company will be able to more effectively use the skills and resources of the companies' management teams.

     - The combined company will be able to enhance shareholder value by achieving the foregoing benefits with an integrated graphics chip and graphics board company.

     Each board of directors recognizes that the potential benefits of the merger may not be realized. See "Risk Factors."

3DFX BOARD CONSIDERATIONS

     The decision of the 3Dfx board of directors to approve the merger agreement and recommend the approval and adoption of the merger agreement by the 3Dfx shareholders was based upon its consultation with 3Dfx's management, as well as its financial and legal advisors, and was based upon the joint benefits described above as well as various additional factors, including the following:

     (1) The financial condition, results of operations, business, technologies and products of STB and 3Dfx, on both an historical and prospective basis, as well as current industry, economic and market conditions. In particular, the 3Dfx board of directors considered the following factors:

          - 3Dfx's need to reduce its dependence on board manufacturers in order to control and strengthen its brand in the retail market.

          - The consolidation occurring in the graphics industry.

          - 3Dfx's strategic objective of achieving greater scale and presence in the 3D graphics market.

          - 3Dfx's strategic goal of strengthening its position in the PC-OEM marketplace.

          - 3Dfx's belief that an integrated chip and board company could achieve significant economies of scale and control over its own retail and OEM distribution channels.

     (2) The reports and opinions of 3Dfx's management and legal advisors, including reports relating to the extensive due diligence review which had been conducted regarding STB's business, operations, technology and competitive position, and possible synergistic and expansion opportunities for the two companies;

     (3) With the assistance of 3Dfx's financial advisors, the comparative stock prices of 3Dfx and STB common stock, the premiums to market and multiples paid in other comparable merger and acquisition transactions in the 3D graphics industry and an analysis of the contributions to revenues, operating profits and net profits of the combined companies based on industry analysts' estimates;

     (4) The oral opinion, subsequently confirmed in writing, of BancBoston Robertson Stephens delivered December 13, 1998, that, as of such date, the exchange ratio is fair, from a financial point of view, to 3Dfx (see "-- Opinion of 3Dfx's Financial Advisor");

     (5) The expectation that the merger will be tax free for federal income tax purposes to 3Dfx;

     (6) With the assistance of 3Dfx's legal counsel, the domestic antitrust review process relating to the merger;

     (7) A review with 3Dfx's legal counsel of the terms of the merger agreement and the STB stock option agreement, including the obligation of STB not to solicit or encourage other acquisition proposals, the breakup fee provisions, the circumstances under which either 3Dfx or STB can terminate the merger agreement and the closing conditions to the merger;

     (8) The compatibility of the corporate cultures of 3Dfx and STB, which the 3Dfx board of directors believed was important for the successful integration of the companies; and

     (9) That the issuance of 3Dfx common stock pursuant to the merger agreement is conditioned upon approval by a majority of the votes cast at 3Dfx meeting and that the merger is conditioned upon approval by the holders of a two-thirds of the outstanding voting power of the STB common stock of the merger agreement.

     3Dfx board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger, including the following factors:

          - The potential dilutive effect of the issuance of 3Dfx common stock in the merger.

          - The substantial costs expected to be incurred, primarily in the current or next, quarter, in connection with the merger, including the transaction expenses arising from the merger and costs associated with combining the operations of the two companies.

          - The risk that, despite the intentions and the efforts of the parties, the benefits sought to be achieved in the merger will not be achieved.

          - The risk that the market price of 3Dfx common stock might be adversely affected by the public announcement of the merger.

          - The risk that, despite the intentions and efforts of the parties, the key technical and management personnel of STB may not be retained by 3Dfx.

          - The likelihood that 3Dfx would lose the business of some of its customers who are competitors of STB.

          - The combined company would have the need to greatly expand its direct retail sales channel in light of the anticipated loss of 3Dfx board customers that currently distribute 3Dfx products into the retail sales channel.

          - The other risks described above under "Risk Factors."

     The foregoing discussion of the information and factors considered by the 3Dfx board of directors is not intended to be exhaustive but is believed to include all material factors considered by the 3Dfx board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the 3Dfx board of directors did not find it possible to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the 3Dfx board of directors may have given different weights to different factors. In the course of its deliberations, the 3Dfx board of directors did not establish a range of value for STB; however, based on the factors outlined above and on the opinion of its financial advisor, BancBoston Robertson Stephens described above, the 3Dfx board of directors determined that the terms of the merger agreement are fair to, and that the merger is in the best interests of, 3Dfx and its shareholders.

STB BOARD CONSIDERATIONS

     The decision of the STB board of directors to approve the merger agreement and recommend the approval and adoption of the merger agreement by STB shareholders was based upon its consultation with STB's management, as well as its financial and legal advisors, and was based upon the joint benefits described above as well as various factors, including the following:

     (1) The financial condition, results of operations, business, technologies and products of STB and 3Dfx, on both a historical and prospective basis, as well as current industry, economic and market conditions. In particular, the STB board of directors considered the following factors:

          - A combined company could reduce graphics chip inventory investments and gain a price advantage in the market due to the elimination of the need of both a graphics chip company and a graphics board company to achieve acceptable profit margins.

          - The consolidation occurring in the graphics industry. The STB board of directors was aware that a number of its competitors were engaged in discussions with graphics chip suppliers regarding various types of strategic relationships. The announcement by one of STB's suppliers, 3Dlabs, Inc., Ltd., on July 14, 1998 of its acquisition of Dynamic Pictures, Inc., a graphics board supplier and competitor of STB, served to underscore the STB board of directors' developing view that there was a trend toward consolidation within the industry. As a result, the STB board of directors believed that the availability to STB of adequate supplies of quality graphics chips could in the future be placed in jeopardy. The proposed combination with 3Dfx served to effectively address this specific concern and enhance STB's competitive position within a consolidating industry.

          - The STB board of directors noted that an integrated graphics chip and graphics board company had achieved strong financial performance relative to the market in recent quarters and concluded that the proposed combined company offered a greater opportunity for long-term enhancement of shareholder value.

          - 3Dfx had developed particularly strong brand awareness and a reputation for technology leadership in the marketplace.

     (2) The opinion of Hoak Breedlove Wesneski that the exchange ratio is fair to the STB shareholders from a financial point of view and the analysis underlying that opinion (see "-- Opinion of STB's Financial Advisor.")

     (3) The STB board of directors considered as favorable to its determination the fact that the exchange ratio would enable STB shareholders to receive 3Dfx common stock with a value of $10.64 per share of STB common stock, based on the closing sales price of 3Dfx common stock on December 11, 1998, the last trading day prior to the public announcement of the merger. Such value represented a premium of 77.0% over the average closing sales price for STB common stock for the five trading days prior to and including December 11, 1998. The closing sales price of STB common stock on December 11, 1998 was $5.78.

     (4) The unanimous recommendation by the STB Special Committee that the STB board of directors approve the merger agreement. See "-- Recommendation of the STB Special Committee."

     (5) The provisions of the merger agreement, which provide for reciprocal representations and warranties, conditions to closing and rights to termination, which the STB board of directors believed to be reasonable.

     (6) The provisions contained in the merger agreement that permit the STB board of directors, in the exercise of its fiduciary duties, to continue to receive unsolicited inquiries and proposals regarding other potential transactions, to engage in discussions or negotiations and give information to third parties that make proposals regarding other potential transactions, and to terminate the merger agreement, subject to certain limitations, including the obligation to pay a termination fee in the amount of $5,000,000 and to the terms of the STB stock option agreement with 3Dfx.

     (7) The expected tax free nature of the merger to STB's shareholders.

     (8) The likelihood that the merger will be consummated.

     (9) The fact that the market capitalization of the combined company will be larger than STB's current market capitalization, providing STB shareholders with enhanced liquidity.

     (10) The continuing role of STB management in 3Dfx after the merger, including the selection of Messrs. Ogle and Hopkins to serve on the 3Dfx board of directors.

     The STB board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including the risks that, despite the intentions and efforts of STB and 3Dfx, the benefits sought to be achieved through the merger will not be achieved. The STB board of directors also considered the following factors, among others:

          - the fact that STB would become highly dependent upon 3Dfx's future graphics chip design and development capabilities, as STB would be restricted in its ability to select other graphics chips in the same performance category for incorporation onto its graphics boards;

          - the likely decline in STB's relationships with certain other graphics chip suppliers and the prospects for STB's products incorporating their graphics chips;

          - the likely decline in the business of 3Dfx with customers who are competitors of STB;

          - in light of the fact that STB had managed its retail sales to a relatively low target level of overall sales, the risks associated with a near-term dependence immediately following the merger on the success of retail sales; and

          - the fact that the exchange ratio was fixed and that a decline in the market price of 3Dfx common stock prior to the effective time would adversely affect the value received by STB shareholders in the merger.

     The STB board of directors was also aware of the potential benefits to the members of the STB Special Committee discussed below in "-- Interests of Some Executive Officers and Directors in the Merger." These provisions were important to the STB board of directors; however, these provisions did not affect the STB board of directors' evaluation or recommendation of the transaction because the related benefits were determined to be of a nature that would not affect the ability of the members of the STB Special Committee to discharge their duties, and the provisions are customary in agreements relating to business combinations.

     In the opinion of the STB board of directors, the above factors represented the material potential negative factors associated with the merger. In considering the merger, the STB board of directors considered the impact of these factors on STB's existing shareholders. In the opinion of the STB board of directors, however, these potential negative factors were outweighed by the potential positive factors considered by the STB board of directors that are described above. Accordingly, with Mr. Wesneski abstaining, the STB board of directors unanimously concluded that the merger is fair to, and in the best interest of, STB and the STB shareholders, and voted to adopt and approve the merger agreement and approve the merger. In view of the wide variety of factors considered in connection with its evaluation of the merger, the STB board of directors did not find it possible to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

RECOMMENDATION OF THE STB SPECIAL COMMITTEE

     On December 13, 1998, the STB Special Committee unanimously determined that the merger was fair to, and in the best interests of, STB and STB's shareholders, and recommended to the STB board of directors that it approve the merger agreement and the transactions contemplated by the merger agreement and recommend the adoption and approval of the merger agreement and approval of the merger by STB shareholders.

     In making its recommendation to the STB board of directors, the STB Special Committee consulted with STB's management, as well as its financial and legal advisors, and considered a number of factors, including those factors considered by the STB board of directors. See "-- STB Board Considerations." Additional factors considered by the STB Special Committee in reaching its conclusion were:

     - the benefits to be received by certain members of STB management, particularly the terms of the amended employment agreements entered into with certain STB executive officers in connection with the merger, and

     - the fact that Lawrence E. Wesneski is a member of the STB board of directors and is also the President, Chief Executive Officer and Chairman of the Board of Directors, and a shareholder of Hoak Breedlove Wesneski, which is serving as STB's financial advisor in connection with the merger and has issued a fairness opinion. See "-- Interests of Some Executive Officers and Directors in the Merger."

     The STB Special Committee concluded that these specific factors were not of a nature that would affect the ability of the various members of the STB board of directors to discharge their duties.

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

BOARD OF DIRECTORS RECOMMENDATIONS

     THE 3DFX BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, BOTH YOU AND 3DFX. THE 3DFX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND ISSUANCE OF 3DFX COMMON STOCK IN CONNECTION WITH THE MERGER. THE 3DFX BOARD OF DIRECTORS HAS ALSO UNANIMOUSLY APPROVED THE AMENDMENTS TO THE BYLAWS AND THE 1995 EMPLOYEE STOCK PLAN AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF SUCH AMENDMENTS.

     THE STB BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, BOTH YOU AND STB. ALL MEMBERS OF THE STB BOARD OF DIRECTORS VOTED IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, EXCEPT LAWRENCE E. WESNESKI, WHO ABSTAINED FROM VOTING. AFTER CAREFUL CONSIDERATION, THE STB BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

OPINION OF 3DFX'S FINANCIAL ADVISOR

 3DFX'S FINANCIAL ADVISOR                  LOCATION OF ITS FULL OPINION
 ------------------------                  ----------------------------
BancBoston Robertson                       Appendix E
  Stephens

     On October 6, 1998, 3Dfx and BancBoston Robertson Stephens executed an engagement letter pursuant to which BancBoston Robertson Stephens was engaged to act as 3Dfx's financial advisor in connection with the merger. Pursuant to the BancBoston Robertson Stephens engagement letter, 3Dfx retained BancBoston Robertson Stephens to provide financial advisory and investment banking services in connection with a possible acquisition of, or business combination with selected companies, and to render an opinion as to the fairness of a transaction, from a financial point of view, to 3Dfx. See "-- Background of the Merger."

     On December 13, 1998, the 3Dfx board of directors met to evaluate the proposed merger, at which time the board of directors received an oral opinion from BancBoston Robertson Stephens that the exchange ratio was fair from a financial point of view, to 3Dfx, and approved the merger. Shortly thereafter, BancBoston Robertson Stephens delivered a written opinion, dated December 13, 1998 to the same effect.

     You should consider the following when reading the discussion of the opinion of 3Dfx's financial advisor in this document:

     - We urge you to read carefully the entire opinion of BancBoston Robertson Stephens, which is set forth in Appendix E to this joint proxy statement/prospectus and is incorporated by reference.

     - The following description of the BancBoston Robertson Stephens opinion is qualified by reference to the full opinion located in Appendix E to this joint proxy statement/prospectus. The full opinion sets forth, among other things, the assumptions by BancBoston Robertson Stephens, the matters it considered and the limitations on the review undertaken.

     - The BancBoston Robertson Stephens opinion was prepared for the benefit and use of the 3Dfx board of directors in its consideration of the merger and does not constitute a recommendation to shareholders of 3Dfx as to how they should vote at the 3Dfx meeting, or take any other action, in connection with the merger.

     - The BancBoston Robertson Stephens opinion does not address the relative merits of the merger and any other transactions or business strategies discussed by the 3Dfx board of directors as alternatives to the merger agreement or the underlying business decision of the 3Dfx board of directors to proceed with or effect the merger.

     - The BancBoston Robertson Stephens opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to BancBoston Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the BancBoston Robertson Stephens opinion, and that BancBoston Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion.

     No limitations were imposed by 3Dfx's board of directors on BancBoston Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The exchange ratio was determined through negotiations between the management of 3Dfx and STB. Although BancBoston Robertson Stephens did assist the management of 3Dfx in those negotiations, it was not asked by, and did not recommend to, 3Dfx that any specific exchange ratio constituted the appropriate exchange ratio for the merger. BancBoston Robertson Stephens expressed no opinion as to:

     - the value of any employee arrangements or other arrangements entered into in connection with the merger;

     - the tax consequences of the merger; or

     - the price at which the shares of 3Dfx common stock will be traded in the future.

     The BancBoston Robertson Stephens opinion did not take into account the particular tax status or position of any shareholder of 3Dfx. In furnishing its opinion, BancBoston Robertson Stephens was not engaged as an agent or fiduciary of 3Dfx's shareholders or any other third party. As more fully described below, a significant portion of the aggregate fee payable by STB to BancBoston Robertson Stephens for services rendered in connection with the merger is contingent upon consummation of the merger.

  OPINION AND ANALYSIS OF BANCBOSTON ROBERTSON STEPHENS

     In arriving at the BancBoston Robertson Stephens opinion, BancBoston Robertson Stephens:

     - reviewed financial information relating to 3Dfx and STB disclosed to it by each company, including certain analyses and other information and data prepared by the respective managements of 3Dfx and STB;

     - reviewed publicly available information;

     - held discussions with the management of 3Dfx and STB concerning the business, past and current business operations, financial condition and future prospects of both companies, independently and combined, including discussions with the managements of 3Dfx and STB concerning their views regarding the strategic rationale of the merger;

     - reviewed the merger agreement;

     - reviewed the stock prices and trading histories of 3Dfx and STB;

     - reviewed the contribution by each company to pro forma combined revenue, operating income and net income;

     - reviewed the valuation of publicly traded companies which it deemed comparable to STB;

     - compared the financial terms of the merger with other transactions which it deemed relevant;

     - analyzed the pro forma earnings per share of the combined company;

     - prepared a discounted cash flow analysis of STB; and

     - made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

     In its review and analysis, and in arriving at its opinion, BancBoston Robertson Stephens assumed and relied upon the accuracy and completeness of all the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed responsibility for verifying any such information. BancBoston Robertson Stephens relied upon the assurances of the managements of 3Dfx and STB that they were not aware of any facts that would make the information inaccurate or misleading. Furthermore, BancBoston Robertson Stephens did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets and liabilities, contingent or otherwise, of 3Dfx or STB, nor was it furnished with any such evaluations or appraisals. BancBoston Robertson Stephens assumed, with the consent of 3Dfx, that the pending shareholder class action litigation and any future litigation against STB would not have a material adverse effect on STB. BancBoston Robertson Stephens did not conduct any evaluation or analyses of the technology underlying the products of 3Dfx or STB.

     With respect to the financial information, and the assumptions and bases therefor, of each of 3Dfx and STB which BancBoston Robertson Stephens discussed with the managements of 3Dfx and STB, upon the advice of 3Dfx, BancBoston Robertson Stephens assumed that;

     - such information was reasonably prepared in good faith on the basis of reasonable assumptions;

     - such information reflected the best currently available estimates and judgments of the managements of 3Dfx and STB; and

     - such information, and the technological milestones necessary to achieve such results, would be realized in the amounts and in the time periods currently estimated by the managements of 3Dfx and STB.

     In this regard, BancBoston Robertson Stephens noted that each of 3Dfx and STB may face exposure to the year 2000 problem and are currently undergoing year 2000 projects. BancBoston Robertson Stephens did not undertake any independent analysis to evaluate the reliability or accuracy of the assumptions made by the management of 3Dfx and STB with respect to the potential effect that the year 2000 problem might have on the financial information provided by the managements of 3Dfx and STB.

     BancBoston Robertson Stephens assumed that the merger will be consummated upon the terms set forth in the merger agreement without material alteration thereof and that the merger will qualify as a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended, and be accounted for as a "purchase" transaction pursuant to U.S. generally accepted accounting principles. BancBoston Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel.

     The following is a summary of the material financial analyses performed by BancBoston Robertson Stephens in connection with rendering the BancBoston Robertson Stephens opinion. The summary of the financial analysis is not a complete description of all of the analyses performed by BancBoston Robertson Stephens. Certain of the information in this section is presented in tabular form. IN ORDER TO BETTER UNDERSTAND THE FINANCIAL ANALYSES BY BANCBOSTON ROBERTSON STEPHENS, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE BANCBOSTON ROBERTSON STEPHENS OPINION IS BASED UPON THE TOTALITY OF THE VARIOUS ANALYSES PERFORMED BY BANCBOSTON ROBERTSON STEPHENS AND NO PARTICULAR PORTION OF THE ANALYSES HAS ANY MERIT STANDING ALONE.

     Comparable Company Analysis for STB. BancBoston Robertson Stephens derived a range of implied equity values for STB by analyzing, among other things, the market values and trading multiples of STB and the following selected publicly traded companies in the graphic board industry: Creative Technology Ltd., Number Nine, ATI Technologies Inc. and Diamond Multimedia Systems Inc. In performing this analysis, BancBoston Robertson Stephens used publicly available information, including publicly available consensus research estimates. We will refer to the companies, collectively, as the "comparable companies." All multiples were based on closing stock prices as of December 11, 1998. The following tables represent the comparison of:

     - total capitalization values as multiples of, among other things, calendar year 1997 and estimated calendar year 1998 and 1999 revenues; and

     - profit margins and projected earnings per share growth of STB and the comparable companies.

     Revenue. BancBoston Robertson Stephens applied a range of multiples to calendar year 1997 and estimated calendar year 1998 and 1999 revenues for STB. The multiples reflect the capitalization values of the comparable companies expressed as a multiple of calendar year 1997 and estimated calendar year 1998 and 1999 revenues for the comparable companies. Application of those multiples to STB's revenues for those three years resulted in a range of implied values for a share of STB common stock. BancBoston Robertson Stephens then multiplied this range of implied values by a range of control premiums, which resulted in a higher range of implied values. The following table illustrates this analysis, and compares these ranges of implied values to the closing price of STB common stock on December 11, 1998 and to the implied value of a share of STB common stock derived from applying the exchange ratio of 0.650 to the $16.38 closing price of 3Dfx common stock on December 11, 1998.

                                           IMPLIED VALUE OF STB
                                            COMMON STOCK BASED      RANGE OF IMPLIED VALUES
                                          ON 3DFX'S CLOSING PRICE     OF STB COMMON STOCK
RANGE OF IMPLIED   CLOSING PRICE OF STB    ON DECEMBER 11, 1998         AFTER APPLYING
 VALUES OF STB         COMMON STOCK         AND AFTER APPLYING          25%-45% CONTROL
  COMMON STOCK     ON DECEMBER 11, 1998       EXCHANGE RATIO                PREMIUM
----------------   --------------------   -----------------------   -----------------------
$7.42 - $12.71        $5.78                   $10.64                  $9.27 - $18.43

     The above range of implied values was derived from applying the following multiples: 0.4x - 0.6x for calendar year 1997 revenues; 0.3x - 0.5x for estimated calendar year 1998 revenues; 0.2x - 0.4x for estimated calendar year 1999 revenues.

     EBIT. BancBoston Robertson Stephens applied a range of multiples to calendar year 1997 and estimated calendar year 1998 and 1999 earnings before income and taxes, or "EBIT," for STB. The multiples reflect the capitalization values of the comparable companies expressed as a multiple of calendar year 1997 and estimated calendar year 1998 and 1999 EBIT for the comparable companies. Application of those multiples to STB's EBIT for those three years resulted in a range of implied values for a share of STB common stock. BancBoston Robertson Stephens then multiplied this range of implied values by a range of control premiums, which resulted in a higher range of implied values. The following table illustrates this analysis, and compares these ranges of implied values to the closing price of STB common stock on December 11, 1998 and to the implied value of a share of STB common stock derived from applying the exchange ratio of
0.650 to the $16.38 closing price of 3Dfx common stock on December 11, 1998.

                                                IMPLIED VALUE
                                             OF STB COMMON STOCK       RANGE OF IMPLIED VALUES
                                           BASED ON 3DFX'S CLOSING       OF STB COMMON STOCK
RANGE OF IMPLIED     CLOSING PRICE OF     PRICE ON DECEMBER 11, 1998       AFTER APPLYING
 VALUES OF STB       STB COMMON STOCK         AND AFTER APPLYING           25%-45% CONTROL
  COMMON STOCK     ON DECEMBER 11, 1998         EXCHANGE RATIO                 PREMIUM
----------------   --------------------   --------------------------   -----------------------
$6.77 - $13.50        $5.78                   $10.64                     $8.47 - $19.58

     The above range of implied values was derived from applying the following multiples: 6.0x - 8.0x for calendar year 1997 EBIT; 5.0x - 7.0x for estimated calendar year 1998 EBIT; 4.0x - 6.0x for estimated calendar year 1999 EBIT.

     Net Income. BancBoston Robertson Stephens applied a range of multiples to calendar year 1997 and estimated calendar year 1998 and 1999 net income for STB. The multiples reflect the capitalization values of the comparable companies expressed as a multiple of calendar year 1997 and estimated calendar 1998 and 1999 net income for the comparable companies. Application of those multiples to STB's net income for those three years resulted in a range of implied values for a share of STB common stock. BancBoston Robertson Stephens then multiplied this range of implied values by a range of control premiums, which resulted in a higher range of implied values. The following table illustrates this analysis, and compares these ranges of implied values to the closing price of STB common stock on December 11, 1998 and to the implied value of a share of STB common stock derived from applying the exchange ratio of 0.650 to the $16.38 closing price of 3Dfx common stock on December 11, 1998.

                                              IMPLIED VALUE OF
                                              STB COMMON STOCK
                                              BASED ON 3DFX'S                RANGE OF
                      CLOSING PRICE OF        CLOSING PRICE ON           IMPLIED VALUES OF
     RANGE OF            STB COMMON          DECEMBER 11, 1998           STB COMMON STOCK
 IMPLIED VALUES OF        STOCK ON           AND AFTER APPLYING           AFTER APPLYING
 STB COMMON STOCK     DECEMBER 11, 1998        EXCHANGE RATIO         25%-45% CONTROL PREMIUM
-------------------   -----------------   ------------------------   -------------------------
$5.22 - $11.85..         $5.78                $10.64                   $6.52 - $17.18

     The above range of implied values was derived from applying the following multiples: 10.0x - 12.0x for calendar year 1997 net income; 9.0x - 11.0x for estimated calendar year 1998 net income; 8.0x - 10.0x for estimated calendar year 1999 net income.

     LTM Book Value. BancBoston Robertson Stephens applied a range of multiples to calendar year 1997 and estimated calendar year 1998 and 1999 LTM book value for STB. The multiples reflect the capitalization values of the comparable companies expressed as a multiple of calendar year 1997 and estimated calendar year 1998 and 1999 LTM book value for the comparable companies. Application of those multiples to STB's LTM book value for those three years resulted in a range of implied values for a share of STB common stock. BancBoston Robertson Stephens then multiplied this range of implied values by a range of control premiums, which resulted in a higher range of implied values. The following table illustrates this analysis, and compares these ranges of implied values to the closing price of STB common stock on December 11, 1998 and to the implied value of a share of STB common stock derived from applying the exchange ratio of
0.650 to the $16.38 closing price of 3Dfx common stock on December 11, 1998.

                           RANGE OF
                        IMPLIED VALUES
    RANGE OF                OF STB
 IMPLIED VALUES          COMMON STOCK
     OF STB        AFTER APPLYING 25% - 45%
  COMMON STOCK          CONTROL PREMIUM
----------------   -------------------------
 $7.81 - $12.49         $9.76 - $18.11

     The above range of implied values was derived from applying a multiple of 1.0x -- 1.6x to LTM book value.

     Precedent Transaction Analysis. Using publicly available information, including publicly available consensus research estimates available at the time of the announcement of the transactions, BancBoston Robertson Stephens analyzed the multiples paid in selected precedent transactions, including:

                          TRANSACTION                               DATE
                          -----------                               ----
    Dynamic Pictures Inc./3Dlabs Inc.......................  July 14, 1998
    Symbios/LSI Logic Corp.................................  June, 30 1998
    New England Computer Graphics/Tekgraf Inc..............  May 19, 1998
    GTI Corp. (Telemetrix plc)/Technitrol Inc..............  May 19, 1998
    Micronics Computers Inc./Diamond Multimedia Systems
      Inc..................................................  May 11, 1998
    Maxpc Technologies Inc./Voxcom Technologies............  April 23, 1998
    AccelGraphics Inc./Evans & Sutherland Computer.........  April 22, 1998
    NAI Technologies Inc./DRS Technologies Inc.............  April 8, 1998
    Proxima Corp./ASK AS...................................  March 6, 1998
    HEI Inc./Fant Industries Inc...........................  March 4, 1998
    Tseng Labs/ATI Technologies............................  December 16, 1997
    Net Media/Creative Technology Ltd......................  November 25, 1997
    SMC Networks, Inc./Accton Technology Corp..............  October 1, 1997 \
    Platform Technologies, Inc./ESS Technology, Inc........  April 16, 1997
    Promptus Communication/VideoServer Inc.................  March 25, 1997
    Symmetric Simulation Systems/STB.......................  March 24, 1997
    UB Networks (Div. Of Tandem Computers)/Newbridge
      Networks.............................................  December 19, 1996
    Virtual Machine Works Inc./IKOS Systems Inc............  May 14, 1996

                          TRANSACTION                               DATE
                          -----------                               ----
    Hayes Microcomputer Products Inc./Diamond Multimedia
      Systems Inc..........................................  October 2, 1995
    Supra Corp./Diamond Multimedia Systems Inc.............  August 8, 1995
    Eagle Technology Business (Artist Inc.)/Microdyne
      Corp.................................................  January 9, 1995
    DCA/Microdyne Corp.....................................  July 6, 1994
    SuperMac Technology, Inc./Radius, Inc..................  May 23, 1994
    Eagle Technology Business (Anthem Electronics Inc.)/
      Artisoft Inc.........................................  January 4, 1994

     We will refer to these transactions, collectively, as the "selected precedent transactions." All multiples for the selected precedent transactions were based on public information available at the time of announcement without taking into account differing market and other conditions during the period in which the selected precedent transactions occurred.

     BancBoston Robertson Stephens applied a range of multiples to revenue, net income and book value figures for STB. The multiples reflect the aggregate equity consideration paid in the selected precedent transactions expressed as a multiple of revenues, net income and book value for the target companies in these transactions. Application of those multiples to STB's revenue, net income and book value resulted in a range of implied values for a share of STB common stock. The following table illustrates this analysis, and compares this range of implied values to the closing price of STB common stock on December 11, 1998 and to the implied value of a share of STB common stock derived from applying the exchange ratio of 0.65 to the $16.38 closing price of 3Dfx common stock on December 11, 1998.

                                                                        IMPLIED VALUE OF STB
                                                                            COMMON STOCK
                                        CLOSING PRICE OF STB        BASED ON 3DFX'S CLOSING PRICE
     RANGE OF IMPLIED VALUES                COMMON STOCK              ON DECEMBER 11, 1998 AND
       OF STB COMMON STOCK              ON DECEMBER 11, 1998        AFTER APPLYING EXCHANGE RATIO
----------------------------------  ----------------------------    -----------------------------
          $4.64 - $23.21                       $5.78                           $10.64

     The above range of implied values was derived from using the following multiples: 0.5x - 1.0x for revenues; 8.0x - 15.0x for net income; and 1.0x - 1.5x for book value.

     Premiums Analysis. Using publicly available information, including publicly available consensus research estimates available at the time of the announcement of the transactions, BancBoston Robertson Stephens applied a range of acquisition premiums to the closing price of STB common stock as of December 11, 1998 and November 13, 1998. The premiums reflect the implied premiums paid in the selected precedent transactions in the technology sector. Application of those premiums resulted in a range of implied values for a share of STB common stock. The following table illustrates this analysis.

                                      DATE OF STB CLOSING    RANGE OF IMPLIED VALUES
  TIME PERIOD      PREMIUM RANGE             PRICE             OF STB COMMON STOCK
----------------  ----------------    -------------------    -----------------------
 One day prior        15% - 80%       December 11, 1998          $6.65 -- $10.41
Four weeks prior     25% - 100%       November 13, 1998          $7.66 -- $12.25

     No company, transaction or business used in Comparable Company Analysis, Selected Precedent Transaction Analysis or Premiums Analysis as a comparison is identical to 3Dfx, STB or the merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies or the business segment, company or transactions to which they are compared.

     Historical Exchange Ratio Analysis. BancBoston Robertson Stephens reviewed and analyzed the historical ratio of the daily per share closing prices of 3Dfx common stock and STB common stock since December 1997. BancBoston Robertson Stephens noted that the exchange ratio of 0.650 represents a premium to the following average price ratio for the two companies for the time period specified below:

                                             AVERAGE PRICE RATIO FOR
               TIME PERIOD                  COMMON STOCK OF 3DFX & STB
               -----------                  --------------------------
Last 12 months............................            0.630
Last 90 days..............................            0.540
Last 60 days..............................            0.487
Last 30 days..............................            0.427
Last 20 days..............................            0.415
Last 10 days..............................            0.414
On December 11, 1998......................            0.353

     Contribution Analysis. BancBoston Robertson Stephens analyzed the respective contributions of 3Dfx and STB to the estimated revenues, EBIT and net income of the combined company for the years ended December 31, 1997, 1998 and 1999. The actual results achieved by the combined company may vary from projected results and the variations may be material. In each case, the following results were compared to 3Dfx's relative ownership of approximately 66.6% of the outstanding common stock of the combined company on a treasury stock fully-diluted basis:

     YEAR ENDED DECEMBER 31,       3DFX'S CONTRIBUTION    STB'S CONTRIBUTION
     -----------------------       --------------------   -------------------
1997 revenues....................          18.1%                  81.9%
1998 estimated revenues..........          41.9%                  58.1%
1999 estimated revenues..........          43.1%                  56.9%
1997 EBIT........................         (15.1%)                115.1%
1998 estimated EBIT..............          52.7%                  47.3%
1999 estimated EBIT..............          47.1%                  52.9%
1997 net income..................         (18.9%)                118.9%
1998 estimated net income........          55.0%                  45.0%
1999 estimated net income........          52.1%                  47.9%

     Discounted Cash Flow Analysis. BancBoston Robertson Stephens performed a discounted cash flow analysis of the unlevered, before interest expense, after-tax cash flows of STB. In conducting its analysis, BancBoston Robertson Stephens used estimates based on discussions with STB for the fiscal years 1998 through 2003. BancBoston Robertson Stephens:

          (1) Discounted the estimated, unlevered after-tax cash flows through December 31, 2003 using a range of discounts from 18.0% to 22.0%. The range of discount rates was based on the cost of capital of STB and the comparable companies, which was approximately 14.0% to 22.0%. STB's unlevered after-tax cash flows were calculated as the after-tax operating earnings of STB adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement.

          (2) Added to the present value of the cash flows the terminal value of STB in the fiscal year ending December 31, 2003, discounted back at the same discount rate.

     The terminal value was computed by multiplying STB's projected EBIT in fiscal 2003 by terminal multiples ranging from 6.0x to 8.0x. The range of terminal multiples selected reflect BancBoston Robertson Stephens' judgment as to an appropriate range of multiples at the end of the reference period.

     By performing the above analysis, BancBoston Robertson Stephens derived a range of implied values for a share of STB common stock. The following table illustrates this analysis, and compares this range of implied values to the closing price of STB common stock on December 11, 1998 and to the implied value of a share of STB common stock derived from applying the exchange ratio of 0.65 to the $16.38 closing price of 3Dfx common stock on December 11, 1998.

                                                             IMPLIED VALUE OF STB COMMON
   RANGE OF IMPLIED           CLOSING PRICE OF STB          STOCK BASED ON 3DFX'S CLOSING
    VALUES OF STB               COMMON STOCK ON            PRICE ON DECEMBER 11, 1998 AND
     COMMON STOCK              DECEMBER 11, 1998            AFTER APPLYING EXCHANGE RATIO
   ----------------       ----------------------------    ---------------------------------
   $10.95 -- $15.38                  $5.78                             $10.64

     Pro Forma Earnings Analysis. BancBoston Robertson Stephens analyzed the impact of the merger on the projected earnings per share , or "EPS", of the combined company for fiscal year 1999 based on 3Dfx management estimates for 3Dfx and publicly available research for STB. Without taking into account certain cost savings that the combined company may realize in its operations, the results of such analysis suggested that the merger would be accretive in fiscal year 1999, depending on the 3Dfx stock price at the time of closing. The actual results achieved by the combined company may vary from projected results and such variations may be material.

     While the foregoing summary describes certain analyses and factors that BancBoston Robertson Stephens deemed material in its presentation to the 3Dfx board of directors, it is not a comprehensive description of all analyses and factors considered by BancBoston Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BancBoston Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the BancBoston Robertson Stephens opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by BancBoston Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by BancBoston Robertson Stephens is based on all analyses and factors taken as a whole and also on application of BancBoston Robertson Stephens' own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. BancBoston Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, BancBoston Robertson Stephens considered general economic, market and financial conditions and other matters, many of which are beyond the control of 3Dfx and STB. The analyses performed by BancBoston Robertson Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of 3Dfx or STB common stock may trade at any future time.

     3Dfx engaged BancBoston Robertson Stephens pursuant to the BancBoston Robertson Stephens engagement letter on October 6, 1998. The BancBoston Robertson Stephens engagement letter provides that, for its services, BancBoston Robertson Stephens is entitled to receive, contingent upon consummation of the merger, a fee equal to $1,000,000 plus one and one-quarter percent (1.25%) of the aggregate transaction value in excess of $50 million and up to and including $200 million (as defined in the BancBoston Robertson Stephens engagement letter). 3Dfx has also agreed to reimburse BancBoston Robertson Stephens for its out-of-pocket expenses and to indemnify and hold harmless BancBoston Robertson Stephens and its affiliates and any other person, director, employee or agent of BancBoston Robertson Stephens or any of its affiliates, or any person controlling BancBoston Robertson Stephens or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by BancBoston Robertson Stephens as financial advisor to 3Dfx. The terms of the fee arrangement with BancBoston Robertson Stephens, which 3Dfx and BancBoston Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between 3Dfx and BancBoston Robertson Stephens, and the 3Dfx board of directors was aware of such fee arrangements.

     BancBoston Robertson Stephens was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as its investment banking relationship and familiarity with 3Dfx. BancBoston Robertson Stephens has provided financial advisory and investment banking services to 3Dfx from time to time, including acting as lead manager for both its initial public offering and a follow-on offering.

     BancBoston Robertson Stephens is a nationally recognized investment banking firm. As part of its investment banking business, BancBoston Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. BancBoston Robertson Stephens may actively trade the equity of 3Dfx and STB for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. BancBoston Robertson Stephens maintains a market in the 3Dfx common stock and regularly publishes research reports regarding the semiconductor industry and the business and securities of 3Dfx and other publicly traded companies in the semiconductor industry.

OPINION OF STB'S FINANCIAL ADVISOR

     On December 13, 1998, Hoak Breedlove Wesneski delivered its oral opinion to the STB board of directors that, as of the date of such opinion, the merger agreement's exchange ratio, 0.65 3Dfx shares for each STB share, was fair to the holders of STB common stock from a financial point of view. Hoak Breedlove Wesneski subsequently confirmed its oral opinion by delivery of its written opinion dated December 13, 1998, that, as of the date of the opinion, the exchange ratio provided for in the merger agreement was fair to the holders of STB common stock from a financial point of view.

     The STB board of directors did not impose any limitations on Hoak Breedlove Wesneski with respect to the investigations it made or procedures it followed in furnishing its opinion. The exchange ratio was determined through negotiations between the managements of 3Dfx and STB. Although Hoak Breedlove Wesneski did assist the management of STB in those negotiations, it was not asked by, and did not recommend to, STB that any specific exchange ratio constituted the appropriate exchange ratio for the merger. As more fully described below, a significant portion of the aggregate fee payable by STB to Hoak Breedlove Wesneski for services rendered in connection with the merger is contingent upon consummation of the merger.

     THE FULL TEXT OF THE WRITTEN OPINION OF HOAK BREEDLOVE WESNESKI, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS APPENDIX F TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF STB ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

     In connection with its opinion, Hoak Breedlove Wesneski reviewed, among other things:

     - the merger agreement and related documents

     - the Annual Reports to Shareholders and Annual Reports on Form 10-K of STB for the two fiscal years ended October 31, 1997 and of 3Dfx for the two fiscal years ended December 31, 1997

     - various interim reports to shareholders and Quarterly Reports on Form 10-Q of STB and 3Dfx

     - various other communications from STB and 3Dfx to their respective shareholders

     - various internal financial analyses and forecasts for STB prepared by its management

     - various publicly available research forecasts for 3Dfx

     Hoak Breedlove Wesneski also held discussions with members of the senior management of STB and 3Dfx regarding the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Hoak Breedlove Wesneski:

     - reviewed the reported price and trading activity for STB common stock and 3Dfx common stock

     - compared certain financial and stock market information for STB and 3Dfx with similar information for certain companies the securities of which are publicly traded

     - reviewed the financial terms of certain recent business combinations in the semiconductor and related industries

     - reviewed the contribution by each company to pro forma combined revenue, gross profit, operating income, and net income

     - analyzed the pro forma earnings per share of the combined company

     - prepared a discounted cash flow analysis of STB

     - performed such other studies and analyses as it considered appropriate

     Hoak Breedlove Wesneski relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed accuracy and completeness for purposes of rendering its opinion. In addition, Hoak Breedlove Wesneski has not made an independent evaluation or appraisal of the assets and liabilities of STB or 3Dfx or any of their respective subsidiaries and has not been furnished with any evaluation or appraisal.

Hoak Breedlove Wesneski also assumed for purposes of rendering its opinion, with STB's consent, that the merger will be a tax-free reorganization to the shareholders of STB and accounted for as a purchase under generally accepted accounting principles (also known as GAAP). Hoak Breedlove Wesneski's opinion was provided for the information and assistance of the STB board of directors in connection with its consideration of the merger and does not constitute a recommendation as to how any holder of STB common stock should vote with respect to the merger.

     The following is a materially complete summary of all material financial analyses used by Hoak Breedlove Wesneski in connection with providing its oral opinion to STB's board of directors on December 13, 1998.

     Historical Stock Trading Analysis. Hoak Breedlove Wesneski reviewed the historical trading prices and volumes for STB common stock and 3Dfx common stock. In addition, Hoak Breedlove Wesneski analyzed the consideration to be received by holders of STB common stock pursuant to the merger agreement based on the closing market price of 3Dfx common stock on December 11, 1998 of $16.38 in relation to the closing market price per share of STB common stock on December 11, 1998 and the average closing market prices per share of STB common stock for the latest week, thirty days, sixty days, ninety days and twelve months. Such analysis indicated that the price per share of STB common stock to be paid pursuant to the merger agreement represented the following premiums, as listed in the table below, based on the closing market price of STB common stock on December 11, 1998 of $5.78 and the average closing market prices for the latest week, thirty days, sixty days, ninety days and twelve months, respectively.

                                  IMPLIED PREMIUM @ 0.65
  DAYS PRIOR TO ANNOUNCEMENT          EXCHANGE RATIO
  --------------------------  -------------------------------
    One                             84.1%
    Seven                           77.0%
    Thirty                          76.4%
    Sixty                           79.8%
    Ninety                          64.9%
    Twelve months                   21.1%

     Analysis of Certain Other Publicly Traded Companies. To provide contextual data and comparative market information, Hoak Breedlove Wesneski compared selected historical earnings and operating and financial ratios for STB to corresponding data and ratios of certain publicly traded multimedia subsystem manufacturers. In conducting its analysis, Hoak Breedlove Wesneski compared the ratios implied by the exchange ratio to the ratios implied from the market valuations of publicly traded companies selected by Hoak Breedlove Wesneski based upon qualitative factors that Hoak Breedlove Wesneski deemed relevant based upon its experience in the multimedia subsystem industry. The multimedia subsystem companies included:

     - ATI Technologies, Inc.

     - Boca Research, Inc.

     - Creative Technology Ltd.

     - Diamond Multimedia Systems, Inc.

     - Number Nine Visual Technology Corporation

     Although Hoak Breedlove Wesneski used these companies for comparative purposes, none of these companies is directly comparable to STB. Accordingly, a complete analysis of the results cannot be limited to a quantitative review and involves complex considerations and judgements concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies as well as the value of STB. Data and ratios considered by Hoak Breedlove Wesneski included, among others:

     - aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, as a multiple of latest twelve months sales

     - aggregate value as a multiple of projected calendar year 1999 revenue

     - equity value, defined as the product of the stock price and total shares outstanding, as a multiple of latest twelve months net income

     - equity value as a multiple of projected calendar year 1999 net income

     Hoak Breedlove Wesneski derived from its analysis an implied equity value range for STB of $7.14 to $9.52 per share. Applying a control premium of 25 to 45 percent to the equity reference range resulted in an acquisition value range of $8.73 to $13.49. As of the date of Hoak Breedlove Wesneski's opinion, the
0.65 exchange ratio, when applied to 3Dfx's closing price on December 11, 1998, resulted in an equity value of $10.64 for each STB share.

     Selected Transactions Analysis. Hoak Breedlove Wesneski analyzed certain information relating to 76 selected transactions in the semiconductor and semiconductor-related industry since 1996. Hoak Breedlove Wesneski analyzed the following ratios; among others, aggregate value as a multiple of latest twelve month sales, aggregate value as a multiple of latest twelve months operating income, and equity value as a multiple of latest twelve months net income. This analysis is summarized in the following table:

                                                         LOW     HIGH     MEAN     MEDIAN     STB
                                                         ----    -----    -----    ------    -----
Aggregate value/latest twelve months
  sales                                                  0.1x    14.8x     2.6x     1.5x      0.5x
Aggregate value/latest twelve months operating income    0.9x    29.1x    12.9x    11.3x     19.5x
Equity value/latest twelve months net income             1.9x    30.9x    13.3x    12.8x     52.7x

     The following table includes all of the selected transactions used in this analysis:

           TARGET                       ACQUIROR              COMPLETION DATE
           ------                       --------              ---------------
Datapath Systems Inc.         NEC Electronics Inc./NEC      December 9, 1998
                                Corp
Jato Technologies, Inc.       Level One Communications      November 30, 1998
                                Inc.
Synergy Semiconductor Corp.   Micrel, Inc.                  November 10, 1998
Micromodule PTE. Ltd.         Amazing Controls! Inc.        November 9, 1998
Tseng Labs, Inc.              Cell Pathways, Inc.           November 3, 1998
Signal Technology             Paravant Computer Systems,    October 9, 1998
  Laboratories                  Inc.
  Inc/Engineering
  Development Laboratories
  Inc
Alliedsignal Inc.             EFTC Corp.                    October 5, 1998
  (Circuit-Card Assembly
  Business)
Texas Instruments Inc. (Dram  Micron Technology Inc.        October 1, 1998
  Business)
Ambit Design Systems, Inc.    Cadence Designs Systems,      September 30, 1998
                                Inc.

           TARGET                       ACQUIROR              COMPLETION DATE
           ------                       --------              ---------------
Sand Microelectronics, Inc.   Phoenix Technologies, Ltd.    September 28, 1998
IXYS Corp.                    Paradigm Technology Inc.      September 24, 1998
Rendition, Inc.               Micron Technology Inc.        September 14, 1998
HEI Inc.                      Fant Industries, Inc.         August 27, 1998
Active Impulse Systems, Inc.  Philips Electronics,          August 11, 1998
                                N.V./Philips Analytical
Concept Systems Design, Inc.  Mattson Technology Inc.       August 5, 1998
Benchmarq Microelectronics    Unitrode Corporation          August 3, 1998
  Inc
Viewpoint Technology Inc.     Oak Technology Inc            July 28, 1998
T.A. Kyser Co.                Metron Technology             July 14, 1998
Dynamic Pictures, Inc.        3DLabs Inc Ltd.               July 14, 1998
Starlicon International       Unico Inc.                    July 6, 1998
  Corp.
Micronix Integrated Systems   C.P. Clare Corp               July 6, 1998
  Inc.
Nlynx (Frame Relay Switch     Virtual Resources             June 18, 1998
  Product Line)                 Communications Inc
Integrated Solutions, Inc.    Ultratech Stepper Inc.        June 16, 1998
Comcore Semiconductor Inc.    National Semiconductor Corp.  May 21, 1998
Integrated Telecom            PMC-Sierra, Inc. (New)        May 20, 1998
  Technology, Inc.
Digital Equipment Corp.       Intel Corp.                   May 18, 1998
  (Semiconductor Business)
BKC Semiconductors Inc.       Microsemi Corp.               May 15, 1998
Odeum Microsystems, Inc.      Oak Technology Inc            April 22, 1998
  (Certain Key Assets)
Web Technology, Inc.          Aetrium Inc                   April 1, 1998
  (Semiconductor Equipment
  Business)
Optical Specialties Inc       Nanometrics Inc               April 1, 1998
  (Metra(R) Semiconductor
  Metrology Product)
Ardis Company                 American Mobile Satellite     March 31, 1998
                                Corp.
Commquest Technologies Inc.   International Business        March 13, 1998
                                Machines Corporation
Eaton Semiconductor           Undisclosed Acquiror          March 11, 1998
  Equipment Operations
Temic Telefunken              Atmel Corp.                   March 2, 1998
  Mircoelectronic
  (Integrated Circuit
  Business)
Zilog, Inc.                   Texas Pacific Group           February 27, 1998
Cascade Design Automation     Duet Corp.                    February 27, 1998
  Corp.
Motorola Inc.                 Eclipsys Corp                 February 2, 1998
Chips And Technologies Inc.   Intel Corp.                   January 21, 1998
Ensoniq Corp.                 Creative Technology LTD       January 8, 1998
Motorola Inc. (Photomask      Photronics Inc.               January 7, 1998
  Manufacturing Operations)
Samsung Microwave             Watkins-Johnson Company       January 5, 1998
  Semiconductor Inc.

           TARGET                       ACQUIROR              COMPLETION DATE
           ------                       --------              ---------------
Wells Electronics, Inc.       PCD, Inc.                     December 29, 1997
American ADI Advanced         EM Microelectronic Marin SA   December 3, 1997
  Designs
Vitronics Corp.               Dover Corp.                   December 3, 1997
Universal Systems             Trio-Tech International       November 24, 1997
IC Works Inc. (Sub-Micron     Maxim Integrated Products,    November 21, 1997
  Wafer Fabrication             Inc
  Facility)
Cyrix Corp                    National Semiconductor Corp.  November 17, 1997
Corollary Inc.                Intel Corp.                   November 7, 1997
Watkins-Johnson Company       Mentmore Holding              October 31, 1997
  (Tactical Sub-System And      Corp/Stellex Industries
  Microwave Device Business)    Inc
SMC Networks Inc. (80.1%      Accton Technology Corp.       September 30, 1997
  Interest)
Ross Technology Inc. ($50     Fujitsu Ltd.                  September 29, 1997
  Mln Series B Convertible
  Preferred Stock)
Micro Technology Systems,     Integrated Construction       September 3, 1997
  Inc. / Micron Construction    Technology Inc
  Inc
Centronic Inc                 Thermo Optek Corp./Thermo     August 19, 1997
                                Vision Corp.
Applied Engineering           American Superconductor       August 5, 1997
  Technologies                  Corporation
Fusion Systems Corp.          Eaton Corp                    August 4, 1997
Trigon Technologies Inc       Robotic Vision Systems        July 16, 1997
                                Incorporated/Acuity
                                Imaging
P.R. Hoffman Machine          Amtech Systems Inc            July 2, 1997
  Products Corporation
Varian Associates Inc (Thin   Novellus Systems Inc.         June 23, 1997
  Film Systems)
Rodel Inc (25% Stake)         Rohm & Haas Co./Shipley       June 6, 1997
                                Company Inc
MEMC Electronic Materials     Unisil Corporation            May 30, 1997
  Inc (Silicon Wafer
  Facility)
Superconductivity Inc         American Superconductor       April 8, 1997
                                Corporation
Mediamatics Inc.              National Semiconductor Corp.  March 18, 1997
Fairchild Semiconductors      Sterling LLC                  March 11, 1997
  (84% Interest)
Microclock Inc                Integrated Circuit Systems    March 3, 1997
                                Inc
Pacific Communications        Rockwell International Corp   January 31, 1997
  Sciences Inc. (Wireless
  Semiconductor Products
  Group)

           TARGET                       ACQUIROR              COMPLETION DATE
           ------                       --------              ---------------
Silicon Materials Service     Semiconductor Packaging       January 23, 1997
                                Materials Company Inc./
                                American Silicon Products
                                Inc.
Integrated Process Equipment  Undisclosed Acquiror          January 6, 1997
  Corp. (Phoenix
  Manufacturing And
  Administrative Facility)
Brooktree Corporation         Rockwell International Corp   September 27, 1996
Divicom Inc                   C-Cube Microsystems Inc       August 29, 1996
Orbit Semiconductor Inc       DII Group, Inc                August 22, 1996
Virtual Chips Inc.            Phoenix Technologies LTD      August 15, 1996
Anchor Chips, Inc.            Lg Semicon Co., Ltd.          July 20, 1996
Texas Instruments Inc.        Solectron Corp                April 1, 1996
  (Custom Manufacturing
  Services Business)
EFAR Microsystems Inc.        Standard Microsystems Corp    March 4, 1996
Dyna-Craft Inc                Malaysia Pacific Industries/  January 23, 1996
                                Hong Leong Industries BHD
Nexgen, Inc.                  Advanced Micro Devices Inc.   January 17, 1996

     Hoak Breedlove Wesneski derived from its analysis an implied equity value range for STB of $6.35 to $8.73 per share. As of the date of Hoak Breedlove Wesneski's opinion, the 0.65 exchange ratio, when applied to 3Dfx's closing price on December 11, 1998, resulted in an equity value of $10.64 for each STB share.

     Discounted Cash Flow Analysis. Hoak Breedlove Wesneski valued STB using a discounted cash flow analysis of the projected financial performance of STB through fiscal year 2003. Hoak Breedlove Wesneski used five years of projected financial statements for STB, with assumptions provided by the management of STB, derived the unlevered after-tax cash flows, and discounted the cash flows using a range of discount rates appropriate for a company with performance, technological, manufacturing, and operational risks similar to STB. Hoak Breedlove Wesneski then added to the present value of the cash flows a range of terminal values for STB in the fiscal year ending October 31, 2003, discounted to present value using the same range of discount rates applied to the interim cash flows. The range of terminal values was computed by multiplying STB's projected earnings before interest, taxes, depreciation and amortization in fiscal 2003 by terminal multiples ranging from 8.0x to 12.0x. The range of terminal multiples selected reflects Hoak Breedlove Wesneski's judgement as to an appropriate range of multiples at the end of the referenced period. Hoak Breedlove Wesneski also performed sensitivity analyses on the five year projections, derived the unlevered after-tax cash flows, and discounted the cash flows and terminal values using the same range of discount rates as used above. Hoak Breedlove Wesneski derived from its analysis an implied equity value range for STB of $9.52 to $11.90 per share. As of the date of Hoak Breedlove Wesneski's opinion, the 0.65 exchange ratio when applied to 3Dfx's closing price on December 11, 1998, resulted in an equity value of $10.64 for each STB share.

     Contribution Analysis. Hoak Breedlove Wesneski reviewed certain historical and estimated future operating and financial information -- including, among other things, revenues, gross profit, operating income and net income -- for STB, 3Dfx and the pro forma combined entity resulting from the merger based on STB management's financial forecasts for STB and based on publicly-available research analyst forecasts for 3Dfx. The analysis indicated that the STB shareholders would own 34.4% of the outstanding common stock of the combined company on a fully-diluted basis calculated using the treasury stock method after the merger. Hoak Breedlove Wesneski also analyzed the relative income statement contribution of STB and 3Dfx to the combined company on a pro forma basis, before taking into account any of the possible benefits that may be realized following the merger, based on actual year 1998 and estimated year 1999 financial data provided to Hoak Breedlove Wesneski by STB's management. This analysis is summarized in the following table.

                                               STB CONTRIBUTION
                                          --------------------------
                                          FISCAL 1998    FISCAL 1999
                                          -----------    -----------
Revenues................................     57.8%          53.0%
Operating income........................     27.7%          52.8%
Net income..............................     22.1%          43.4%

     Hoak Breedlove Wesneski also undertook an analysis of the stock price premiums paid by the acquirors in the 76 recent acquisition transactions involving semiconductor and related industry companies listed above. These premiums compare the acquired company's implied stock price following announcement of an acquisition transaction to the acquired company's stock one day, one week, and 30 days before announcement of the acquisition. As premium analysis is based upon the trading price of a security on a particular date or range of dates, it is influenced by external factors, such as general stock market conditions or speculation as to possible take-over activity, that are not necessarily representative of company valuation. Therefore, Hoak Breedlove Wesneski did not consider the premium analysis to be as material to its overall financial analysis as the analyses discussed above.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Hoak Breedlove Wesneski's opinion. In arriving at its fairness determination, Hoak Breedlove Wesneski considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to STB or 3Dfx or the contemplated transaction. The analyses were prepared solely for purposes of Hoak Breedlove Wesneski providing its opinion to the STB board of directors as to the fairness of the exchange ratio pursuant to the merger agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of STB, 3Dfx, Hoak Breedlove Wesneski or any other person assumes responsibility if future results are materially different from those forecast. As described above, Hoak Breedlove Wesneski's opinion to the STB board of directors was one of many factors taken into consideration by the STB board of directors in making its determination to approve the merger agreement.

     STB engaged Hoak Breedlove Wesneski pursuant to the Hoak Breedlove Wesneski engagement letter on December 11, 1998. The Hoak Breedlove Wesneski engagement letter provides that, for its services, Hoak Breedlove Wesneski is entitled to receive, contingent upon consummation of the merger, a fee equal to two-thirds of one percent (0.67%) of the aggregate consideration received by STB shareholders in the merger (as defined in the Hoak Breedlove Wesneski engagement letter). STB is also required to pay Hoak Breedlove Wesneski a monthly retainer of $15,000, which will be credited against Hoak Breedlove Wesneski's fee if the merger is consummated. STB has also agreed to reimburse Hoak Breedlove Wesneski for its accountable out-of-pocket expenses and to indemnify and hold harmless Hoak Breedlove Wesneski and its affiliates and any other person, director, employee or agent of Hoak Breedlove Wesneski or any of its affiliates, or any person controlling Hoak Breedlove Wesneski or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Hoak Breedlove Wesneski as financial advisor to STB. The terms of the fee arrangement with Hoak Breedlove Wesneski, which Hoak Breedlove Wesneski and STB believe are customary in transactions of this nature, were negotiated at arm's length between STB and Hoak Breedlove Wesneski and the STB board was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Hoak Breedlove Wesneski is contingent upon consummation of the merger. See "-- Interests of Some Executive Officers and Directors in the
Merger -- STB's Financial Advisor" below for further information regarding STB's relationship with Hoak Breedlove Wesneski.

     Hoak Breedlove Wesneski was retained by STB based on its experience as a financial advisor in connection with mergers and acquisitions and in valuations of businesses and their securities generally, as well as Hoak Breedlove Wesneski's long-standing business relationship with STB. Hoak Breedlove Wesneski has provided financial advisory and investment banking services to STB from time to time, including acting as an advisor and agent in several private financings, a financial advisor in STB's initial public offering of common stock and a co-manager in STB's March 1998 follow-on offering of common stock.

     Hoak Breedlove Wesneski is a regional investment banking firm with substantial expertise in the communications and technology sector. As a part of its investment banking business, Hoak Breedlove Wesneski is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Hoak Breedlove Wesneski maintains a market in the STB common stock and regularly publishes research reports regarding the business and securities of STB.

     In the ordinary course of business, Hoak Breedlove Wesneski may actively trade the securities of STB for its own account and for the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. In addition, Lawrence E. Wesneski, a director of STB, is the President, Chief Executive Officer, Chairman of the Board of Directors and a shareholder of Hoak Breedlove Wesneski. In connection with his service as a director, STB granted to Mr. Wesneski 33,750 options to purchase shares of STB common stock under the STB Director Plan. In addition, Hoak Breedlove Wesneski was a co-manager of STB's March 1998 follow-on offering of common stock and received customary underwriting compensation in connection therewith.

INTERESTS OF SOME EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER

     In considering the recommendation to approve and adopt the merger agreement and approve the merger, the shareholders of STB should be aware that certain officers and directors of STB may be deemed to have conflicts of interest with respect to the merger. See "Risk Factors -- Risks Related to the Merger -- Some officers and directors of STB have conflicts of interest . . ." Set forth below is a description of these potential conflicts of interest.

STB Executive Officers

     3Dfx will assume William E. Ogle's employment agreement at the effective time of the merger, and Mr. Ogle will serve as Executive Vice President of 3Dfx. The terms of Mr. Ogle's employment agreement and those of the other STB executive officers were amended in connection with the execution of the merger agreement, and are described below under "The Merger and Related
Transactions -- STB Executive Employment Agreements." 3Dfx will assume the vested options held by Mr. Ogle under the STB Long Term Incentive Plan, and his unvested options under this plan will accelerate and become fully vested and he may either exercise these options or receive a cash payment equal to their value. See "The Merger and Related Transactions -- Conversion of STB
Securities -- STB Options." If Mr. Ogle exercises all of the options granted to him under the STB Long Term Incentive Plan, then, based on the $13.56 closing price of STB common stock on the Nasdaq on April 14, 1999, the value (net of the exercise price) of Mr. Ogle's options would be approximately $1,603,113. It is anticipated that following the merger Mr. Ogle will be awarded options under one of 3Dfx's stock plans. Additionally, 3Dfx has agreed to take all actions necessary to nominate and appoint Mr. Ogle to serve on the 3Dfx board of directors as Vice Chairman immediately following the merger.

     3Dfx will assume Randall D. Eisenbach's employment agreement at the effective time of the merger, and Mr. Eisenbach will serve as Senior Vice President of Texas Operations of 3Dfx. 3Dfx will assume the vested options held by him under the STB Long Term Incentive Plan, and his unvested options under this plan will accelerate and become fully vested and he may either exercise these options or receive a cash payment equal to their value. If Mr. Eisenbach exercises all of the options granted to him under the STB Long Term Incentive Plan, then, based on the $13.56 closing price of STB common stock on the Nasdaq on April 14, 1999, the value (net of the exercise price) of Mr. Eisenbach's options would be approximately $1,195,735. It is anticipated that following the merger Mr. Eisenbach will be awarded options under one of 3Dfx's stock plans.

     3Dfx will assume James L. Hopkins' employment agreement at the effective time of the merger, and he will serve as Senior Vice President for Finance & Strategic Planning of 3Dfx. 3Dfx will assume the vested options held by him under the STB Long Term Incentive Plan, and his unvested options under this plan will accelerate and become fully vested and he may either exercise these options or receive a cash payment equal to their value. If Mr. Hopkins exercises all of the options granted to him under the STB Long Term Incentive Plan, then, based on the $13.56 closing price of STB common stock on the Nasdaq on April 14, 1999, the value (net of the exercise price) of Mr. Hopkins' options would be approximately $1,053,764. It is anticipated that following the merger Mr. Hopkins will be awarded options under one of 3Dfx's stock plans. Additionally, 3Dfx has agreed to take all actions necessary to nominate and appoint Mr. Hopkins to serve on the 3Dfx board of directors immediately following the merger.

     J. Shane Long's employment agreement will be assumed by 3Dfx at the effective time of the merger, and he will serve as Senior Vice President of Worldwide Sales of 3Dfx. 3Dfx will assume the vested options held by him under the STB Long Term Incentive Plan, and his unvested options under this plan will accelerate and become fully vested and he may either exercise these options or receive a cash payment equal to their value. If Mr. Long exercises all of the options granted to him under the STB Long Term Incentive Plan, then, based on the $13.56 closing price of STB common stock on the Nasdaq on April 14, 1999, the value (net of the exercise price) of Mr. Long's options

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

would be approximately $992,045. It is anticipated that following the merger Mr. Long will be awarded options under one of 3Dfx's stock plans.

     Bryan F. Keyes will serve as a vice president of 3Dfx following the merger. 3Dfx will assume the vested options held by him under the STB Long Term Incentive Plan, and his unvested options under this plan will accelerate and become fully vested and he may either exercise these options or receive a cash payment equal to their value. If Mr. Keyes exercises all of the options granted to him under the STB Long Term Incentive Plan, then, based on the $13.56 closing price of STB common stock on the Nasdaq on April 14, 1999, the value (net of the exercise price) of Mr. Keyes' options would be approximately $224,690. It is anticipated that following the merger Mr. Keyes will be awarded options under one of 3Dfx's stock plans.

     STB Non-Employee Director Options. In addition, as a result of the merger STB options held by James J. Byrne, Dennis G. Sabo and Lawrence E. Wesneski, each a non-employee director of STB, will become fully vested pursuant to STB's Amended and Restated Stock Option Plan for Non-Employee Directors. These options will be exercisable immediately prior to the effective time and will continue to remain exercisable for a period of six months following the merger for a number of shares of 3Dfx common stock to be determined based on the exchange ratio. The exercise price of these options shall be equal to the exercise price per share of STB common stock prior to the merger divided by the exchange ratio. Accordingly, following the merger the number of outstanding directors' stock options exercisable for 3Dfx shares will be determined by multiplying the number of existing directors' stock options by 0.65 and the exercise price for such options will be determined by dividing the current exercise price by 0.65.

     STB's Financial Advisor. Lawrence E. Wesneski, a member of STB's board of directors and a shareholder of STB, is also the President, Chief Executive Officer and Chairman of the Board of Directors, and a shareholder of Hoak Breedlove Wesneski. Hoak Breedlove Wesneski is serving as STB's financial advisor in connection with the merger and in this capacity has issued a fairness opinion to STB's board of directors. Mr. Wesneski abstained from voting on the merger, and was not a member of the STB Special Committee. If the merger is consummated, Hoak Breedlove Wesneski will be paid a fee equal to 2/3 of 1% of the aggregate consideration received by STB shareholders in the merger (which is based upon an average of closing prices of the 3Dfx common stock prior to closing), plus reimbursement of its accountable out-of-pocket expenses incurred in connection with providing its services. STB is also required to pay Hoak Breedlove Wesneski a monthly retainer of $15,000, which will be credited against Hoak Breedlove Wesneski's fee if the merger is consummated.

     STB Employee Stock Option Plan. STB's 1995 Employee Stock Option Plan, which is referred to as the ESPP, will be terminated incident to the merger. Any outstanding rights to purchase shares of STB common stock under this plan will continue to remain exercisable following the merger for a number of shares of 3Dfx common stock to be determined based on the exchange ratio. The purchase price for shares under this plan will be equal to the purchase price per share of STB common stock prior to the merger divided by the exchange ratio.

     STB 401(k) Plan. STB's 401(k) Plan will be either terminated at the time of or following the merger, or it will be combined with the 3Dfx 401(k) Plan. If the STB plan is terminated, all participants' accounts in the plan would become fully vested as a result of the termination.

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

     Indemnification and Insurance. The merger agreement provides that 3Dfx will assume all of the obligations of STB under STB's existing indemnification agreements with each of the directors and officers of STB, as these agreements relate to the indemnification of these persons for expenses and liabilities arising from facts or events that occurred prior to the effective time of the merger or relating to the transactions contemplated by the merger agreement. In addition, the merger agreement provides that the bylaws and articles of incorporation of the surviving corporation in the merger shall contain provisions regarding indemnification identical to those in the STB articles of incorporation and the STB bylaws and that these provisions shall not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would adversely affect the rights thereunder of the directors or officers of STB.

     The merger agreement also requires the surviving corporation in the merger, or 3Dfx, to maintain in effect for six years after the effective time, directors' and officers' liability insurance for the benefit of the directors and officers of STB with respect to matters arising before the effective time, the insurance must contain terms and conditions no less favorable to the directors and officers of STB than those contained in the insurance currently provided by STB. In addition, the insurance must have the maximum available coverage, subject to maximum annual premiums not in excess of 125% of the annual premium currently paid by STB for its coverage or the coverage that is available for 125% of such annual premium.

     The interests of the directors and certain members of management of STB in the merger described above may mean that these persons have personal interests in the merger which may not be identical to the interests of other STB shareholders.

REPRESENTATIONS AND COVENANTS

     Under the merger agreement, 3Dfx and STB made a number of representations, including representations relating to:

     (1) their organization and similar corporate matters and the organization and similar corporate matters regarding the subsidiaries of 3Dfx and STB;

     (2) the capital structure of 3Dfx and STB;

     (3) authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

     (4) the absence of conflicts under certificates of incorporation or bylaws, required consents or approvals and violations of any instruments or law;

     (5) documents filed with the SEC and the accuracy of the information contained therein;

     (6) absence of certain specified material adverse changes, material litigation or material undisclosed liabilities;

     (7) certain tax, labor and employee benefit matters;

     (8) title to properties and certain intellectual property matters;

     (9) compliance with applicable law including environmental law;

     (10) the accuracy of information supplied by each of 3Dfx and STB in connection with the preparation of this joint proxy statement/prospectus and the related registration statement;

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

     (11) the receipt of fairness opinions from their respective financial advisors; and

     (12) the approval of the merger agreement by 3Dfx board of directors and the STB board of directors and the inapplicability of the provisions of the Texas Business Combination Law (concerning business combinations with interested shareholders) to the transactions contemplated by the merger agreement. Each party has agreed promptly to notify the other of any event likely to result in the failure of a representation or warranty to be true in any material respect, or the material breach of a covenant under the merger agreement.

     Each party covenanted as to itself and its subsidiaries that, until the consummation of the merger or the termination of the merger agreement, it will, among other things, maintain its business, conduct its operations in the ordinary course, not take certain actions outside the ordinary course without the other's consent (which consent will not be unreasonably withheld), provide the other with reasonable access to its financial, operating and other information, and use all reasonable efforts to consummate the merger.

     3Dfx has agreed to honor in accordance with their terms all employment agreements to which STB is a party. STB has agreed, effective as of March 31, 1999 and immediately after the exercise of all ESPP options whose exercise period ends on March 31, 1999, not to begin any new offering periods under its ESPP. Outstanding options under the ESPP will be assumed by 3Dfx. Participants in the ESPP with outstanding options under the ESPP whose 12-month exercise period, begins April 1, 1999 and ends March 31, 2000 will not have their rights under the ESPP affected. Instead, each outstanding option will be deemed an option to acquire, on the same terms and conditions as applied under the ESPP, a number of shares of 3Dfx common stock determined as provided in the ESPP. The price per share of such 3Dfx common stock shall be the price per share of STB common stock otherwise purchasable under the ESPP divided by the exchange ratio, rounded up to the nearest whole cent. 3Dfx has agreed that after the merger, STB employees may participate in the 3Dfx employee stock purchase plan, subject to the terms and conditions of that plan.

     3Dfx has also made additional covenants regarding STB's existing indemnification agreements, maintenance of directors' and officers' liability insurance and representation of officers and directors of STB as defendants in certain litigation. See "-- Interests of Some Executive Officers and Directors in the Merger -- Indemnification and Insurance."

CONDITIONS TO CONSUMMATION OF THE MERGER

     In addition to the approvals of the shareholders of 3Dfx and STB sought hereby, the obligations of 3Dfx and STB to consummate the merger are subject to the satisfaction of a number of other conditions, including:

     - the effectiveness and the absence of any stop orders or proceedings seeking a stop order with respect to the registration statement;

     - the absence of any temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition issued or pending by any court or governmental authority, or any action taken or any statute or regulation that would prohibit or render illegal the consummation of the merger; and

     - the receipt of all material consents, orders and approvals and the expiration of any waiting periods imposed by, any governmental entity necessary for the consummation of the merger. See "-- Regulatory Approvals Required."

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

Each party's obligations under the merger agreement are also conditioned upon:

     - the accuracy of the representations and warranties made by the other party (without regard to materiality qualifiers) except such inaccuracies as would not have a material adverse effect individually or in the aggregate;

     - the performance in all material respects by the other party of its covenants;

     - the receipt of written opinions from the legal counsel of both 3Dfx and STB to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

     - the authorization for listing on Nasdaq of the shares of 3Dfx common stock to be issued in the merger.

     In addition, STB's obligations under the merger agreement are conditioned on the reconstitution of the 3Dfx board of directors to include Messrs. Ogle and Hopkins.

REGULATORY APPROVALS REQUIRED

     Under the merger agreement, the obligations of both 3Dfx and STB to consummate the merger are subject to the following conditions:

     - The expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the merger under the HSR Act and no action having been instituted by the Department of Justice or the FTC challenging or seeking to enjoin the consummation of the merger, which action shall not have been withdrawn or terminated.

     - All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity, shall have been filed, expired or have been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained, would not, in the reasonable opinion of 3Dfx, have a material adverse effect on STB or 3Dfx.

     We cannot predict whether any applicable regulatory authority will approve or take other required action with respect to the merger, or as to the timing of such regulatory approval or other action. 3Dfx and STB are not aware of any governmental approvals or actions that are required in order to consummate the merger except in connection with the Securities Act, the filing of merger-related documents under Texas Law or as described below. Should other approvals or actions be required, it is contemplated that 3Dfx and STB would seek the other required approvals or actions. We cannot predict whether or when any required approvals or actions could be obtained.

     Transactions like the merger are reviewed by the Department of Justice and the Federal Trade Commission, or the FTC, to determine whether they comply with applicable antitrust laws. On December 31, 1998, 3Dfx and STB each furnished notification of the merger to the Department of Justice and the FTC to satisfy provisions of the HSR Act. On January 13, 1999, the Department of Justice and FTC granted early termination of the waiting period under the HSR Act.

     At any time before or after the effective time, the Department of Justice, the FTC, state attorneys general, the antitrust regulatory agencies of various foreign countries or a private person or entity could challenge the merger under antitrust laws and seek, among other things, to enjoin the merger or to cause 3Dfx to divest itself, in whole or in part, of

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

STB or of other businesses conducted by 3Dfx. Based on information available to them, 3Dfx and STB believe that the merger will not violate federal, state or foreign antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made or that, if such a challenge is made, 3Dfx and STB would prevail or would not be required to accept certain conditions, possibly including certain divestitures or hold-separate agreements in order to consummate the merger.

     Any person or persons receiving 3Dfx common stock pursuant to the merger may be required to make a filing pursuant to the HSR Act. In general, if

     - a person receiving 3Dfx common stock pursuant to the merger would own, upon consummation of the merger, 3Dfx common stock that exceeds $15 million in value

     - certain jurisdictional requirements are met; and

     - no exemption applies; then

the HSR Act would require that such person file a Premerger Notification and Report Form and observe the applicable waiting periods under the HSR Act prior to acquiring such 3Dfx common stock pursuant to the merger.

     If the waiting periods described above have not expired or been terminated at the effective time with respect to any STB shareholder, 3Dfx may be required to deliver 3Dfx common stock to be received by the STB shareholder in the merger into an escrow facility pending the expiration or termination of such waiting period. Holders of STB common stock are urged to consult legal counsel to determine whether the requirements of the HSR Act will apply to the receipt by them of 3Dfx common stock pursuant to the merger.

LIMITATION ON NEGOTIATIONS

     The merger agreement provides that STB will not, directly or indirectly, solicit or encourage or take other action to facilitate, any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal from any person or engage in any discussions or negotiations with any person with respect to any acquisition proposal or in furtherance thereof or accept any acquisition proposal. For purposes of the merger agreement, "acquisition proposal" means any inquiries or proposals regarding:

     - any merger, consolidation, sale of substantial assets or similar transactions involving STB or any subsidiaries of STB other than sales of assets or inventory in the ordinary course of business;

     - purchase of 20% or more of the outstanding shares of capital stock of STB, including by way of a tender offer or an exchange offer, or similar transactions involving STB;

     - the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder, which beneficially owns, or has the right to acquire beneficial ownership of 20% or more of the then outstanding shares of capital stock of STB; or

     - any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     The STB board of directors, in the exercise of and as required by its fiduciary duties as determined after consultation with outside legal counsel, may engage in discussions or

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

negotiations with, and furnish information to, a third party who makes a written, unsolicited acquisition proposal that constitutes a superior proposal, as long as 3Dfx has been notified in writing of the principal financial terms and conditions of such acquisition proposal. A "superior proposal" means a written, unsolicited, bona fide acquisition proposal that is reasonably capable of being consummated and is reasonably likely to be financially superior to the merger, as determined in each case in good faith by STB's board of directors after consultation with STB's financial advisors.

     The merger agreement also requires STB to immediately notify 3Dfx of any unsolicited offer or proposal to enter into negotiations relating to an acquisition proposal and to provide 3Dfx with information as to the identity of the party making such offer or proposal and the principal financial terms and conditions of such offer or proposal. See "-- Termination; Breakup Fees" and "-- The Stock Option Agreement."

WAIVER AND AMENDMENT

     At any time before the effective time, 3Dfx or STB may

     - extend the time for the performance of any of the obligations or other acts of the parties under the merger agreement;

     - waive any inaccuracies in the representations and warranties of the other contained in the merger agreement; or

     - waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

     The merger agreement may be amended by 3Dfx and STB at any time before or after the approval by the shareholders of 3Dfx of the merger agreement, the merger and issuance of 3Dfx common stock in the merger and by the shareholders of STB of the merger agreement. However, after shareholder approval, no amendment or waiver may be made which by law requires the further approval of the shareholders without obtaining such further approval.

TERMINATION; BREAKUP FEES

     Termination. The merger agreement may be terminated any time before the effective time, before or after the required shareholders approvals.

     (1) by mutual written consent of 3Dfx and STB;

     (2) by 3Dfx or STB if the merger has not become effective on or before May 31, 1999, unless the merger has not been consummated due to an action having been instituted by the Department of Justice or FTC challenging or seeking to enjoin the consummation of the merger, in which case such date is extended to July 31, 1999, unless caused by the action or failure to act of the party seeking to terminate the merger agreement in breach of such party's obligations under the merger agreement;

     (3) by 3Dfx or STB if any court or governmental authority with jurisdiction has taken any action having the effect of permanently restraining, enjoining or prohibiting the merger, which action is final and nonappealable or has sought to enjoin the merger and the terminating party reasonably believes that the time period required to resolve the governmental action and the related uncertainty is reasonably likely to have a material adverse effect on either 3Dfx or STB;

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

     (4) by 3Dfx or STB if the required approvals of the shareholders of 3Dfx or STB are not obtained at the 3Dfx meeting or the STB meeting or any adjournment thereof, unless caused by the action or failure to act of the party seeking to terminate the merger agreement in breach of that party's obligations under the merger agreement;

     (5) by 3Dfx or STB if STB shall have accepted or recommended to the shareholders of STB a superior proposal and, in the case of the termination of the merger agreement by STB, STB shall have paid to 3Dfx the breakup fee;

     (6) by 3Dfx if the STB board of directors withdraws, modifies or refrains from making its recommendation for approval of the merger or if a third party acquires beneficial ownership of, or the right to acquire beneficial ownership of, at least 33% of STB's outstanding voting equity securities; or

     (7) by 3Dfx or STB upon a breach of any representation, warranty, covenant or agreement of the other party, or if any representation or warranty of the other party has become untrue, in either case with the result that the conditions to the consummation of the merger would not be satisfied as of the time of the breach or as of the time the representation or warranty became untrue, provided that if the inaccuracy in the representation or warranty or breach is curable by the party through the exercise of its reasonable efforts and for so long as the party continues to exercise reasonable efforts, the other party may not terminate the merger agreement.

     In the event the merger agreement is terminated, the merger will be deemed abandoned and the termination will be without liability of any party thereto, except for liability for breach of the merger agreement and except as set forth below under the caption "-- Breakup Fees." In the event of a termination, the provisions of the merger agreement regarding fees and expenses and termination shall survive.

     Breakup Fees. STB is required to make immediate payment to 3Dfx of a breakup fee of $5,000,000 upon the occurrence of any of the following events:

     (1) STB accepts a superior proposal;

     (2) the STB board of directors withdraws, modifies or refrains from making its recommendation or approval in respect of the merger, or discloses its intention to change such recommendation; or

     (3) a third party other than 3Dfx or its affiliates acquires beneficial ownership of, or the right to acquire beneficial ownership of, at least 33% of STB's outstanding voting equity securities.

     Payment of the breakup fee is subject to offset as described below under "-- The Stock Option Agreement," and would be reduced by any amount paid by STB pursuant to the stock option agreement. Payment of the breakup fee will not substitute for damages incurred in the event of a breach of the merger agreement.

THE STOCK OPTION AGREEMENT

     Upon the execution of the merger agreement, STB entered into the stock option agreement, which grants 3Dfx an option to purchase up to 1,890,883 shares of STB common stock, at an exercise price of $5.78 per share. The option is intended to increase the likelihood that the merger will be completed. Consequently, aspects of the stock option agreement may have the effect of discouraging persons who might be interested in acquiring all or a significant interest in STB or its assets before completion of the merger. The stock option agreement is attached as Appendix D.

     The number of shares issuable upon exercise of the option and the exercise price of the option are subject to customary adjustments to prevent dilution. Upon any issuance of shares of STB common stock after December 11, 1998, the number of shares of STB common stock subject to the option is adjusted to equal at least 15% of the number of shares of STB Common Stock then outstanding.

     The rights granted to 3Dfx in the option become exercisable in the event:

     - a third party acquires or is granted any option or right to acquire more than 20% of the outstanding STB common stock;

     - a third party commences a tender offer or exchange offer (or enters into an agreement to make such a tender offer or exchange offer) for at least 20% of the outstanding STB common stock; or

     - STB enters into a written definitive agreement or written agreement in principle with a third party in connection with a liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets or the equity interest in STB.

     In the event that a third party acquires 50% or more of the outstanding shares of STB common stock, or makes a publicly disclosed proposal with respect to a tender offer or exchange offer for 50% or more of the outstanding shares of STB common stock, a merger, consolidation or other business combination or any acquisition of a material portion of the assets of STB, then 3Dfx, instead of exercising the option, can request that STB pay to 3Dfx a cancellation fee. The cancellation fee will be equal to the excess over the exercise price of the option of the greater of:

     - the last sale price of a share of STB common stock as reported on Nasdaq on the last trading day prior to the date that 3Dfx gives notice of its exercise of the option; or

     - the highest price per share of STB common stock offered to be paid or paid pursuant to such acquisition or proposal, multiplied by the number of shares subject to the option.

     Any breakup fee due and payable by STB will be offset by the amount received by 3Dfx upon exercise of the option and sale of the underlying shares less the exercise price of the option or by any option cancellation fee paid to 3Dfx. If STB has already paid to 3Dfx the breakup fee, then 3Dfx will immediately remit to STB the amount of the offset.

     In the stock option agreement, STB granted to 3Dfx certain demand and piggyback registration rights with respect to the shares of STB common stock underlying the option. The option expires upon the earlier of the effective time or 180 days after termination of the merger agreement.

VOTING AGREEMENTS

     In connection with the merger agreement, all of the executive officers and directors and some shareholders of 3Dfx, entered into voting agreements with STB, the form of which is attached as Appendix B. Based on the number of shares of 3Dfx common stock outstanding on March 26, 1999, the shareholders that signed voting agreements beneficially own, excluding shares subject to options to purchase 3Dfx common stock, 13.3% of the outstanding 3Dfx common stock. These shareholders agreed to vote or cause to be voted all shares of capital stock of 3Dfx that they hold at every 3Dfx shareholders meeting and in every written consent solicited, in favor of approval of the merger and the merger agreement and any matter that could reasonably be expected to facilitate the merger. The voting agreements terminate upon the earlier to occur of the effective date of the merger or the date the merger agreement is terminated. In addition, the shareholders entering into the voting agreements granted STB an irrevocable proxy to vote the shareholder's shares of STB common stock in favor of the merger agreement and the merger. See "The 3Dfx Meeting -- Vote Required to Approve Each Proposal."

     Similarly, some shareholders of STB, including all of the executive officers and directors of STB, entered into voting agreements with 3Dfx, the form of which is attached as Appendix C. Based on the number of shares of STB common stock outstanding on March 26, 1999, shareholders that signed voting agreements beneficially own, excluding shares subject to options to purchase STB common stock, 12.1% of the outstanding STB common stock. These shareholders agreed to vote or cause to be voted all shares of capital stock of STB that they hold at every STB shareholders meeting and in every written consent solicited,

     - in favor of approval of the merger and the merger agreements; and

     - against approval of any proposal made in opposition to or in competition with the consummation of the merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than the 3Dfx and any liquidation or winding up of STB.

     The voting agreements terminate upon the earlier to occur of the effective date of the merger or the date the merger agreement is terminated. In addition, the shareholders entering into the voting agreements granted 3Dfx an irrevocable proxy to vote the shareholder's shares of STB common stock in favor of the merger agreement and the merger. See "The STB Meeting -- Vote Required to Approve the Merger."

STB EXECUTIVE EMPLOYMENT AGREEMENTS

     At the effective time, 3Dfx will assume existing employment agreements with each of Messrs. Ogle, Eisenbach, Hopkins and Long. These agreements were amended in connection with the execution of the merger agreement. As amended, each agreement will have a term of one year from the effective time, and will automatically renew for an additional year on each subsequent anniversary of the effective time, subject to the right of 3Dfx or the employee to terminate the agreement with a 30-day notice prior to the date of renewal. Under the amended agreements, Messrs. Ogle, Eisenbach, Hopkins and Long will receive base annual salaries of $275,000, $230,000, $225,000, and $215,000, respectively, and each will participate in the 3Dfx incentive bonus program offered to its senior management. The bonus program will provide for payment of an incentive bonus if targeted goals are met in an amount equal to 40% of each executive's base salary or, in the case of Mr. Long, 10% of his base salary and sales commissions. The agreement with Mr. Long also provides for the payment of sales commissions, the amount of which will be subject to annual adjustment by 3Dfx. Each agreement provides for a severance payment if the agreement is terminated under certain circumstances, including termination during the period immediately preceding a renewal date. If that happened, Mr. Ogle would receive two times the sum of his base annual salary and annualized incentive compensation, while Messrs. Eisenbach, Hopkins and Long would receive the sum of their respective base annual salaries, annualized incentive compensation and, in the case of Mr. Long, annualized sales commissions. If an agreement is terminated under various circumstances after the merger, or within twelve months after a change in control of 3Dfx, such agreements also provide for a parachute payment in an amount equal to two times the

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

severance payment. Except in the event of a termination that requires payment of a parachute payment, Messrs. Ogle, Eisenbach, Hopkins and Long also agree not to participate, in any manner, during the term of their agreements and for two years (or, in the case of Mr. Long, one year) thereafter, in the development, manufacture or sale of graphics adapters for desktop personal computers or in any other business in which 3Dfx may be engaged at the time of termination of employment.

     It is anticipated that following the merger, Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes, along with other STB employees, will be awarded options under one of 3Dfx's stock plans commensurate with their positions.

     3Dfx has agreed to take all actions necessary to nominate and appoint Messrs. Ogle and Hopkins to serve as members of the 3Dfx board of directors immediately following the merger, with Mr. Ogle to serve as Vice Chairman of the Board of Directors.

MATERIAL FEDERAL INCOME TAX MATTERS

     The following reflects the opinions delivered by Wilson Sonsini Goodrich & Rosati, Professional Corporation to 3Dfx, and Locke Liddell & Sapp LLP to STB regarding the material federal income tax considerations relevant to the exchange of shares of STB common stock for 3Dfx common stock pursuant to the merger.

     STB shareholders should be aware that the following does not deal with all federal income tax considerations that may be relevant to particular shareholders of STB in light of their particular circumstances, such as shareholders who are:

     - banks;

     - insurance companies;

     - tax-exempt organizations;

     - dealers in securities;

     - foreign persons;

     - persons who do not hold their STB common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended;

     - or persons who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

     In addition, the following does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions completed prior or subsequent to or concurrently with the merger, whether or not such transactions are in connection with the merger. ACCORDINGLY, STB SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     3Dfx has received a tax opinion from its counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and STB has received a tax opinion from its counsel, Locke Liddell & Sapp LLP, that the merger will constitute a "reorganization" within the meaning of Section 368 of the Internal Revenue Code. Each of the opinions also concludes that, subject to the limitations and qualifications referred to below, the merger will result in the following federal income tax consequences:

     (1) No gain or loss will be recognized by holders of STB common stock solely upon their receipt of 3Dfx common stock solely in exchange for STB common stock in the merger, except to the extent of cash received in lieu of a fractional share of 3Dfx common stock.

     (2) The aggregate tax basis of 3Dfx common stock received by STB shareholders in the merger will be the same as the aggregate tax basis of STB common stock surrendered in exchange therefore reduced by any amount allocable to a fractional share interest for which cash is received.

     (3) The holding period of 3Dfx common stock received in the merger will include the period for which the STB common stock surrendered in exchange therefor was held, provided that the STB common stock is held as a capital asset at the time of the merger.

     (4) Cash payments received by holders of STB common stock in lieu of a fractional share will be treated as if a fractional share of 3Dfx common stock had been issued in the merger and then redeemed by 3Dfx. A shareholder of STB receiving such cash will generally recognize gain or loss upon such payment, equal to the difference, if any, between such shareholder's allocable basis in the fractional share and the amount of cash received. This gain or loss will be a capital gain or loss if the STB common stock is held by such shareholder as a capital asset at the effective time of the merger.

     (5) Neither 3Dfx, Voodoo Merger Sub nor STB will recognize gain or loss solely as a result of the merger.

     No ruling has been or will be obtained from the Internal Revenue Service, or IRS, in connection with the merger. It is a condition to the consummation of this merger that 3Dfx and STB will receive closing opinions consistent with the opinions already received. STB shareholders should be aware that the tax opinions do not bind the IRS and that the IRS is therefore not precluded from successfully asserting a contrary opinion, in which case 3Dfx common stock to be received in the merger could be taxable to STB shareholders. The tax opinions are also subject to certain assumptions, and are subject to the truth and accuracy of certain customary representations made by 3Dfx and STB.

     A successful IRS challenge to the reorganization status of the merger would result in an STB shareholder recognizing gain or loss with respect to each share of STB common stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the effective time, of the 3Dfx common stock received in exchange therefor. In that case, a shareholders' aggregate basis in the 3Dfx common stock so received would equal such fair market value and his or her holding period for such stock would begin the day after the merger.

     STB shareholders will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the shareholder's tax basis in the shareholder's STB common stock and a description of the 3Dfx common stock received.

ACCOUNTING TREATMENT

     3Dfx will account for the merger as a purchase in accordance with generally accepted accounting principles. See the section entitled "Unaudited Pro Forma Financial Information and Notes Thereto" for a description of the purchase method of accounting.

RESTRICTIONS ON RESALE OF 3DFX COMMON STOCK

     The shares of 3Dfx common stock issuable to shareholders of STB upon consummation of the merger have been registered under the Securities Act. Such shares may be traded freely without restriction by those shareholders who are not deemed to be "affiliates" of STB or 3Dfx, as that term is defined in the rules under the Securities Act.

     Shares of 3Dfx common stock received by those shareholders of STB who are deemed to be "affiliates" of STB may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. STB has obtained agreements from each shareholder of STB who is an "affiliate" of STB to the effect that such persons will not offer to sell, transfer or otherwise dispose of, or reduce such person's risk relative to, any of the shares of 3Dfx common stock distributed to them pursuant to the merger except in compliance with Rule 145 under the Securities Act, or in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering which is registered under the Securities Act. This joint proxy statement/prospectus does not cover any resales of 3Dfx common stock received by persons who are deemed to be "affiliates" of STB.

DISSENTERS' RIGHTS

     Holders of STB common stock will not have dissenters' rights of appraisal with respect to the merger under Texas Law. Holders of 3Dfx common stock will not have dissenters' rights under the California Corporations Code, which we refer to as California Law.

STOCK EXCHANGE LISTING OF 3DFX COMMON STOCK

     It is a condition to the obligations of STB and 3Dfx to consummate the merger that the shares of 3Dfx common stock to be issued in the merger be approved for listing on Nasdaq. 3Dfx will file an additional listing application with Nasdaq covering such shares, and it is anticipated that such application will be approved, subject to notice of issuance, at or before the effective time of the merger.

EXPENSES

     The merger agreement provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring the costs and expenses, except for expenses (other than attorneys' fees) incurred in connection with printing the registration statement and this joint proxy statement/prospectus, and the filing fees with the SEC with respect to the registration statement and this joint proxy statement/prospectus, which will be shared equally by STB and 3Dfx. Additionally, in the event the merger agreement is terminated for certain reasons, subject to certain limitations, the terminating party will be entitled to receive from the non-terminating party all fees and expenses incurred in connection with the merger agreement.

SURRENDER OF STB COMMON STOCK CERTIFICATES

     As soon as practicable after the effective time, 3Dfx will cause BankBoston, N.A., its exchange agent, to mail to each STB shareholder of record a letter of transmittal with instructions to be used by such shareholder in exchanging certificates which, prior to the merger, represented shares of STB common stock. Letters of transmittal will also be available as soon as possible after the effective time at the offices of the exchange agent.

After the effective time, there will be no further registration of transfers on the stock transfer books of the surviving corporation of shares of STB common stock which were outstanding immediately prior to the effective time. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE PRIOR TO APPROVAL AND ADOPTION OF THE MERGER BY THE STB SHAREHOLDERS AND BY THE 3DFX SHAREHOLDERS.

     Upon the surrender of a STB common stock certificate to the exchange agent or to such other agent as may be appointed by 3Dfx together with a duly executed letter of transmittal and such other documents as may be reasonably required by the exchange agent, the holder of such certificate will be entitled to receive a certificate representing the number of shares of 3Dfx common stock to which the holder of STB common stock is entitled plus cash in lieu of fractional shares. In the event of a transfer of ownership of STB common stock which is not registered in the transfer records of STB, a certificate representing the appropriate number of shares of 3Dfx common stock may be issued to a transferee if the certificate representing such STB common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid, along with a duly executed letter of transmittal.

     Until a certificate representing STB common stock has been surrendered to the exchange agent, each STB certificate will be deemed at any time after the effective time to represent only the right to receive the certificate representing the number of shares of 3Dfx common stock to which the STB shareholder is entitled under the merger agreement plus cash in lieu of fractional shares. Upon consummation of the merger, shares of STB common stock will cease to be traded on Nasdaq, and there will be no further market for STB common stock.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                               AND NOTES THERETO

     The following unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had 3Dfx and STB been a combined company during the specified periods. The pro forma combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of 3Dfx and STB, including the notes thereto, incorporated herein by reference. See "Where You Can Find More Information" on page 27.

     The following pro forma combined financial statements give effect to the proposed merger of 3Dfx and STB using the purchase method of accounting. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of 3Dfx and STB, which are incorporated herein by reference. The pro forma adjustments are preliminary and based on management's estimates and a preliminary, third-party valuation of the intangible assets acquired. In addition, management is in the process of assessing and formulating its integration plans, which may include employee separations, employee relocations and facility consolidation. While the exact amount of the restructuring costs is not known, management believes that the costs approximate $1.0 million, of which approximately $600,000 is for employee relocations, $100,000 is for employee separations and $300,000 is for facility consolidation.

     Based on the timing of the closing of the transaction, the finalization of the third-party valuation, the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in these pro forma financial statements. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to the long-term tangible and intangible assets. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted (see note 2 to the pro forma financial statements).

     The pro forma combined balance sheet assumes that the merger took place on December 31, 1998 and combines 3Dfx's December 31, 1998 consolidated balance sheet and STB's January 31, 1999 consolidated balance sheet. The pro forma combined statements of operations assume the merger took place as of the beginning of 1998. It combines 3Dfx's consolidated statement of operations for the fiscal year ended December 31, 1998 and STB's consolidated statement of operations for the fiscal year ended October 31, 1998.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (In thousands)

                                               3DFX           STB        PRO FORMA
                                           DECEMBER 31,   JANUARY 31,   ADJUSTMENTS     PRO FORMA
                                               1998          1999        (NOTE 2)       COMBINED
                                           ------------   -----------   -----------     ---------
ASSETS:
Current assets:
  Cash and cash equivalents..............    $ 92,922      $ 31,866      $     --       $124,788
  Short-term investments.................       3,058            --         6,394(f)       9,452
  Accounts receivable, net...............      36,335        39,841            --         76,176
  Inventory, net.........................      23,991        51,628          (686)(e)     74,933
  Other current assets...................      12,089        12,783        (6,394)(f)     18,478
                                             --------      --------      --------       --------
       Total current assets..............     168,395       136,118          (686)       303,827
Property and equipment, net..............      15,629        11,060            --         26,689
Other assets.............................          97         1,594        19,561(c)      21,252
                                             --------      --------      --------       --------
                                             $184,121      $148,772      $ 18,875       $351,768
                                             ========      ========      ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Accounts payable.......................    $ 41,104      $ 24,466      $  3,500(d)    $ 69,070
  Accrued liabilities....................      16,031         1,374            --         17,405
  Current portion of long-term
     liabilities.........................         389        19,099            --         19,488
                                             --------      --------      --------       --------
       Total current liabilities.........      57,524        44,939         3,500        105,963
Long-term liabilities....................         284         1,941         7,639(g)       9,864
                                             --------      --------      --------       --------
                                               57,808        46,880        11,139        115,827
                                             --------      --------
Shareholders' equity:
  Common stock and additional
     paid-in capital.....................     126,569        83,012        28,210(a)     237,791
  Retained earnings (accumulated
     deficit)............................         199        20,119       (25,107)(b)     (4,789)
  Warrants...............................         242            --            --            242
  Unrealized gain on equity securities...          --         3,394            --          3,394
  Deferred compensation..................        (697)           --            --           (697)
  Treasury stock at cost.................          --        (4,633)        4,633(a)          --
                                             --------      --------      --------       --------
       Total shareholders' equity........     126,313       101,892         7,736        235,941
                                             --------      --------      --------       --------
                                             $184,121      $148,772      $ 18,875       $351,768
                                             ========      ========      ========       ========

  See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    (In thousands, except per share amounts)

                                                3DFX           STB
                                             YEAR ENDED    YEAR ENDED     PRO FORMA
                                            DECEMBER 31,   OCTOBER 31,   ADJUSTMENTS    PRO FORMA
                                                1998          1998        (NOTE 2)      COMBINED
                                            ------------   -----------   -----------    ---------
Revenues..................................    $202,601      $266,270      $ (1,460)(e)  $467,411
Cost of revenues..........................     119,618       222,018          (774)(e)   340,862
                                              --------      --------      --------      --------
Gross profit..............................      82,983        44,252          (686)      126,549
                                              --------      --------      --------      --------
Operating expenses:
  Research and development................      34,045        10,794            --        44,839
  Selling, general and administrative.....      35,441        30,383         7,596(c)     73,420
                                              --------      --------      --------      --------
       Total operating expenses...........      69,486        41,177         7,596       118,259
                                              --------      --------      --------      --------
Income from operations....................      13,497         3,075        (8,282)        8,290
Interest and other income (expense),
  net.....................................      15,869          (439)           --        15,430
                                              --------      --------      --------      --------
Income before income taxes................      29,366         2,636        (8,282)       23,720
Provision for income taxes................       7,663           904          (240)        8,327
                                              --------      --------      --------      --------
       Net income.........................    $ 21,703      $  1,732      $ (8,042)     $ 15,393
                                              ========      ========      ========      ========

Basic net income per share................    $   1.45      $   0.14                    $   0.68
Diluted net income per share..............    $   1.33      $   0.13                    $   0.62
Shares used in basic net income
  calculation.............................      14,917        12,134                      22,804
Shares used in diluted net income
  calculation.............................      16,353        12,883                      24,727

  See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The pro forma combined balance sheet assumes that the merger took place December 31, 1998 and combines 3Dfx's December 31, 1998 consolidated balance sheet and STB's January 31, 1999 consolidated balance sheet.

     The pro forma combined statement of operations assumes the merger took place as of the beginning of 1998. It combines 3Dfx's consolidated statements of operations for the fiscal year ended December 31, 1998 and STB's consolidated statement of operations for the fiscal year ended October 31, 1998.

     On a combined basis, there were no material transactions between 3Dfx and STB during the periods presented except for sales of product by 3Dfx to STB which have been eliminated (see note 2).

     There are no material differences between the accounting policies of 3Dfx and STB.

     The pro forma combined provision for income taxes may not represent the amounts that would have resulted had 3Dfx and STB filed consolidated income tax returns during the periods presented.

NOTE 2. PRO FORMA ADJUSTMENTS

     The pro forma adjustments are preliminary and based on 3Dfx management's estimates and a preliminary, third-party valuation of the intangible assets acquired. In addition, management is in the process of assessing and formulating its integration plans, which may include employee separations, employee relocations and facility consolidation. While the exact amount of the restructuring costs is not known, management believes that these costs approximate $1.0 million, of which approximately $600,000 is for employee relocations, $100,000 is for employee separations and $300,000 is for facility consolidation.

     The purchase price of $125.7 million includes $115.0 million of stock to be issued at fair value (fair value being determined as the average price of the 3Dfx stock for a period three days before and after the announcement of the merger), $6.2 million in STB stock option costs and $4.5 million in estimated expenses of the transaction. The purchase price was allocated on a pro forma basis: $101.9 million to the estimated fair value of STB net tangible assets purchased (as of January 31, 1999), $4.3 million to purchased in-process research and development, $11.4 million to purchased existing technology, $4.4 million to trademarks, $2.3 million to work force-in-place, $1.0 million to executive covenants and $0.4 million to goodwill. The allocation of the purchase price to intangibles was based upon a preliminary independent, third party appraisal and management's estimates.

     The value assigned to purchased in-process research and development (IPR&D) was determined by identifying research projects in areas for which technological feasibility had not been established. These include projects for Voodoo3 as well as other specialized technologies totaling $4.3 million. The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below.

     Net cash flows. The net cash flows from the identified projects are based on our estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, royalty costs and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, but exclude costs to bring in-process projects to technological feasibility.

     The estimated revenues are based on management projections of each in-process project and the business projections were compared and found to be in line with industry analysts' forecasts of growth in substantially all of the relevant markets. Estimated total revenues from the IPR&D product areas are expected to peak in the year ending December 31, 1999 and decline from 2000 into 2001 as other new products are expected to become available. These projections are based on our estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by us and our competitors.

     Projected gross margins approximate STB's recent historical performance and are in line with comparable industry margins. The estimated selling, general and administrative costs are consistent with STB's historical cost structure which is in line with industry averages at approximately 10% of revenues. Research and development costs are consistent with STB's historical cost structure.

     Royalty rate. The Company applied a royalty charge of 25% of operating income for each in-process project to attribute value for dependency on predecessor core technologies.

     Discount rate. Discounting the net cash flows back to their present value is based on the industry weighted average cost of capital ("WACC"). The industry WACC is approximately 14%. The discount rate used in discounting the net cash flows from IPR&D is 20%, a 600 basis point increase from the industry WACC. This discount rate is higher than the industry WACC due to inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances which could potentially impact the estimates described above.

     Percentage of completion. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility. The percentage of completion varied by individual project ranging from 50% to 91%.

     If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

     Based on the timing of the closing of the transaction, the finalization of the third-party valuation, finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in these pro forma combined financial statements. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to long-term tangible and intangible assets. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

     (a) Adjustments to record the components of the purchase price -- $115.0 million in 3Dfx common stock, $5.6 million in 3Dfx common stock options and $0.6 million of cash. The 3Dfx common stock will be issued in exchange for outstanding shares of

         STB common stock. 3Dfx common stock options, with adjusted exercise prices ranging between $7.10 per share and $39.49 per share, will be issued in exchange for vested STB options at the conversion ratio of
         0.65 options to purchase 3Dfx common stock for each option to purchase STB common stock. Cash is being exchanged for non-vested options to purchase STB common shares, which accelerate, vest and become exercisable upon the consummation of the merger, for the difference between the fair value of STB common stock on the date of the merger and the exercise price of the underlying STB options. The value of the 3Dfx common stock issued is based on the average price of the 3Dfx stock for a period of three days before and after the announcement of the merger ($14.045). The value of the 3Dfx common stock options is based on the estimated fair market value of these options as of the date of the merger agreement determined using the Black-Scholes option pricing model, with a 70% volatility, a 2-year estimated life, a 0% dividend yield and a risk-free rate of 6%.

         Adjustment also reflects the elimination of STB shareholders' equity.

     (b) Adjustment includes $4.3 million for purchased in process research and development. As discussed in Note 2, the value of this IPR&D was based upon a preliminary valuation prepared by an independent, third-party appraisal company. This amount will be expensed as a non-deductible charge upon the consummation of the merger. This amount has been reflected as a reduction to retained earnings and has not been included in the pro forma combined statement of operations due to its non-recurring nature. Adjustment also reflects elimination of STB shareholders' equity and the intercompany profit remaining in inventory of approximately $686,000 at period end.

     (c) Adjustments include the recording of $19.5 million in intangible assets which are comprised of $11.4 million in purchased existing technology, $4.4 million in trademarks, $2.3 million in workforce-in-place, $1.0 million in executive covenants and $0.4 million in goodwill.

         The estimated annual amortization charge to income related to intangible assets acquired approximates $7.6 million. This charge is reflected in the pro forma combined statement of operations and is recalculated below:

                                                               ESTIMATED     CALCULATED
                                                                USEFUL          1998
                                                  AMOUNT         LIFE       AMORTIZATION
                                                -----------    ---------    ------------
        Purchase existing technology:
               1.5 year life..................  $ 6,475,000    1.5 years     $4,317,000
               3 year life....................  $ 4,966,000      3 years     $1,655,000
        Trademarks............................  $ 4,406,000      5 years     $  881,000
        Workforce-in-place....................  $ 2,250,000      5 years     $  450,000
        Executive covenants...................  $ 1,000,000      5 years     $  200,000
        Goodwill..............................  $   464,000      5 years     $   93,000

     (d) Adjustment to reflect estimated merger-related expenses. The impact of the fees and expenses has been reflected in the pro forma combined balance sheet and statement of operations as an increase in the purchase price of the transaction and is allocated to the assets acquired and liabilities assumed, based upon their estimated fair value.

     (e) Adjustment to eliminate sales and related cost of sales by 3Dfx to STB for amounts remaining in inventory at period end. There were no sales of product by 3Dfx to STB prior to 1998.

     (f) Adjustment to reclassify equity securities held by STB for consistency of presentation with 3Dfx.

     (g) Adjustment reflects the recording of deferred tax liabilities associated with non-goodwill intangible assets recorded as part of this transaction. These liabilities were recorded using statutory tax rates of 40%.

NOTE 3. PRO FORMA EARNINGS PER COMMON SHARE

     Basic pro forma earnings per common share was calculated based on the conversion of 12.6 million shares of STB common stock outstanding at January 31, 1999 into 8.2 million shares of 3Dfx common stock. Diluted earnings per common share included 1.9 million equivalent 3Dfx common shares of which less than 500,000 were attributable to STB stock options.

                        COMPARISON OF SHAREHOLDER RIGHTS

     The rights of STB shareholders are currently governed by Texas Law, STB's Amended and Restated Articles of Incorporation, which are referred to as the STB charter, and STB's Amended and Restated Bylaws, which are referred to as the STB bylaws. The rights of 3Dfx shareholders are governed by California Law, 3Dfx's Restated Articles of Incorporation, which are referred to as the 3Dfx charter, and 3Dfx's bylaws. When the merger is completed, STB shareholders will become shareholders of 3Dfx. As a result, the rights of the former STB shareholders will be governed by California Law, the 3Dfx charter and the 3Dfx bylaws.

     There are some differences between California law, the 3Dfx charter and the 3Dfx bylaws, and Texas Law, the STB charter and the STB bylaws. We have summarized some of these differences below. We further invite you to read the provisions of Texas Law and California Law as well as the charter and bylaws of STB and 3Dfx. Copies of the charters and bylaws of STB and 3Dfx are available for your review. See "Where You Can Find More Information" on page 27.

VOTING RIGHTS

     When matters are put to a vote at a shareholders' meeting, STB shareholders have the right to cast one vote for each share of STB common stock they own. However, if STB were to issue shares of preferred stock, the holders of the preferred stock would be entitled to special voting rights granted by the STB charter.

     When matters are put to a vote at a shareholders' meeting, 3Dfx shareholders have the right to cast one vote for each share of 3Dfx common stock they own. However, if 3Dfx were to issue shares of preferred stock, the holders of the preferred stock would be entitled to special voting rights granted by the 3Dfx charter. California Law gives 3Dfx the ability to create series of shares that are entitled to cast more than one vote per share owned by a shareholder. 3Dfx has not done this.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

     Texas Law prohibits any amendment to the STB charter without the approval of the holders of at least two-thirds of the shares entitled to vote. If any class or series of shares were entitled to vote separately on an amendment to the STB charter, Texas Law would prohibit the amendment without the approval of the holders of two-thirds of the shares within the class or series entitled to vote.

     Both Texas Law and the STB bylaws provide that the STB board of directors may amend the bylaws without shareholder approval unless:

     - the STB charter or Texas Law gives exclusively to the shareholders the power to amend the bylaws, or

     - when the shareholders changed, deleted or added a particular bylaw, they expressly stated that the board of directors may not change that particular bylaw.

     Neither the STB charter nor the shareholders of STB have limited the board of directors' ability to change the bylaws.

     California Law prohibits the amendment of the 3Dfx charter without the approval of the 3Dfx board of directors and the holders of a majority of the outstanding shares of the classes of capital stock entitled to vote on or affected by the amendment.

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

     Under California Law, the 3Dfx bylaws may be changed by:

     - a majority of the outstanding shares entitled to vote, or

     - the board of directors, unless they are prohibited from doing so by the 3Dfx charter or the 3Dfx bylaws themselves.

     The 3Dfx bylaws permit the board of directors to amend the 3Dfx bylaws.

BOARD OF DIRECTORS

     Texas Law allows a corporation's charter or bylaws to determine the number of directors that will sit on the board of directors. The minimum number of directors, however, is one. The STB bylaws set the number of directors at five and allow this number to be changed by the STB board of directors. STB directors hold office for the term for which they are elected and continue to hold their offices until their qualified successors are elected. STB does not have a classified board of directors. Cumulative voting is not permitted.

     Texas Law provides that a majority of the number of authorized directors will constitute the number of directors that must be present in order for the board of directors to conduct business, which is also known as a quorum, unless a different number is required by law, the articles of incorporation or bylaws of the corporation. However, Texas Law prohibits a corporation from setting a number that is less than one-third of the number of authorized directors as the number of directors constituting a quorum. The STB bylaws fix the quorum as a majority of the authorized directors.

     California law allows a corporation's charter or bylaws to determine the number of directors that will sit on the board of directors. The minimum number of directors, however, is three. California law also allows a corporation's charter or bylaws to set the number of the corporation's directors within a range and allows the board of directors to fix the exact number of the corporation's directors.

     The 3Dfx bylaws provide that the 3Dfx board of directors may consist of five to seven directors with the exact number of authorized directors set at seven. The exact number of authorized directors may be changed by resolution of the 3Dfx board of directors or the shareholders, but the range may be changed only with the approval of the shareholders. The 3Dfx board of directors has approved an amendment to the 3Dfx bylaws to increase the authorized number of directors to nine members and is submitting to the 3Dfx shareholders a proposal to approve this amendment. See "Proposed Amendment to the 3Dfx Bylaws."

     3Dfx directors hold office for the term for which they are elected and continue to hold their offices until their qualified successors are elected. California Law allows qualifying corporations to have a classified board of directors. 3Dfx does not currently meet the criteria to qualify as a California corporation permitted to have a classified board of directors.

     3Dfx shareholders are entitled to cumulative voting for the election of directors. In order to cumulate votes in the election of directors, a shareholder must give notice of the intention to cumulate prior to the vote. If any shareholder gives notice of his or her intention to cumulate, all shareholders may cumulate their votes.

     Under California Law, a majority of the authorized directors of a corporation constitutes a quorum unless a different number is required by law, the articles of incorporation or the bylaws of the corporation. However, California Law prohibits a

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

corporation from setting the number of directors that constitute a quorum at less than one-third of the authorized number of directors, unless the number of authorized directors is one. The 3Dfx bylaws fix the quorum as a majority of the authorized directors.

REMOVAL OF DIRECTORS

     Under Texas Law, a corporation's bylaws or articles of incorporation may allow, at any meeting of shareholders called for that purpose, any director or the entire board of directors to be removed, with or without cause -- subject to certain exceptions for a corporation having a classified board of directors -- by a vote of the holders of a specified portion, but not less than a majority, of the shares entitled to vote in an election of directors. The STB bylaws allow the holders of the majority of the shares entitled to vote in an election of directors to remove any director or the entire board of directors from office, with or without cause.

     Under California Law, any or all of the directors may be removed with or without cause if the removal is approved by a majority of the shares entitled to vote -- subject to certain exceptions for corporation having a classified board of directors -- or by order of a court pursuant to the applicable provisions of California Law. California Law prohibits the articles of incorporation from requiring a vote of greater than the majority of outstanding shares to remove the directors from office. However, no single director may be removed unless the entire board of directors is removed if the votes cast against the removal of the single director would be sufficient to elect that director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were being elected.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     Texas Law and the STB bylaws allow any vacancy on a board of directors to be filled by a director elected by the shareholders or by a director elected by a majority of the remaining members of the board of directors. However, Texas Law and the STB bylaws allow any director elected to fill a vacancy to hold office only for the remainder of the term of the director whose departure caused the vacancy. Under Texas Law and the STB bylaws, a directorship created by an increase in the authorized number of directors may be filled by a director elected by STB's board of directors for a term of office that lasts only until the next general election of directors. Texas Law and the STB bylaws prohibit the STB board of directors from filling more than two directorships created by an increase in the authorized number of directors during the period between two successive annual meetings of shareholders.

     California Law allows any vacancy on a board of directors to be filled by a director elected by the board or, if the number of directors then in office is less than a quorum, by the unanimous written consent of the directors then in office or the affirmative vote of a majority of the directors then in office at a meeting that complies with the relevant notice or waivers of notice provisions of California Law, unless a corporation's articles of incorporation or bylaws provide otherwise. This general rule does not apply, however, to vacancies created by the removal of a director. Unless the articles of incorporation or bylaws of the corporation provide otherwise, vacancies created by the removal of a director may be filled only by approval of a majority of the shares represented and voting at a properly held shareholders' meeting. Under the 3Dfx bylaws, except for a vacancy created by the removal of a director, vacancies on the 3Dfx board of directors may be filled by a director elected by a majority of the directors then in office. Shareholders may at any time

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

elect a director to fill any vacancy not filled by the board of directors. Any election by written consent other than to fill a vacancy created by removal requires the consent of holders of a majority of the shares entitled to vote.

SPECIAL MEETINGS OF SHAREHOLDERS

     Under Texas Law, special meetings of the shareholders may be called by the board of directors, the president of a corporation, or the holders of at least 10% of the shares entitled to vote at the special meeting, unless the corporation's articles of incorporation provide for a number of shares greater than 50%. The STB charter leaves 10% as the percentage of shares required to call a special meeting. The STB bylaws require that written or printed notice stating the place, day, and hour of each meeting of shareholders, and in case of a special meeting the purpose for which the meeting is called, be delivered not less than 10 nor more than 60 days before the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting.

     Under California Law, a special meeting of the shareholders may be called by the board of directors, the chairman of the board, the president of a corporation, the holders of shares entitled to cast not less than 10% of the votes at the meeting or any additional persons as may be designated in a corporation's articles of incorporation or bylaws. Neither the 3Dfx charter nor the 3Dfx bylaws invest any additional persons with the ability to call a special meeting of the shareholders other than the persons required by California Law. In addition, the 3Dfx bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of persons for election to the board of directors.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     Under Texas Law, any action that may be taken at a meeting of the shareholders may be taken without a meeting if a written consent to take the action is signed by all the shareholders entitled to vote on the action. If permitted by a corporation's articles of incorporation, Texas Law allows action to be taken by the written consent of the holders of the number of shares that would otherwise be required to take the action at a shareholders' meeting. The STB charter prohibits the use of a written consent in lieu of a meeting with respect to any action requiring shareholder approval.

     California Law allows any action required to be taken at a meeting of shareholders to be taken without a meeting and without prior notice if a consent in writing setting forth the action to be taken is signed by the holders of shares having not less than the minimum number of votes that would otherwise be necessary to take the action, unless the corporation's articles of incorporation provide otherwise. The 3Dfx charter does not prohibit the use of a written consent in lieu of a meeting with respect to any action requiring shareholder approval. The 3Dfx bylaws allow any action requiring shareholder approval to be taken without a meeting, and without notice, if a consent in writing setting forth the action taken is signed by the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to take the action at a shareholders' meeting. If consents are received from less than all the shareholders entitled to vote, notice of the consent must be given of the action approved by the consent.

VOTE REQUIRED FOR MERGER

     To approve a merger, Texas Law generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote. If any class of shares is entitled to vote

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

separately as a class on the approval of a merger, then the affirmative vote of the holders of at least two-thirds of the shares in each class is also required to approve the merger. Similar voting requirements apply for share exchanges or conversions. Unless the articles of incorporation provide otherwise, the approval of the shareholders of the corporation in a merger is not required under Texas Law if:

     (1) the corporation is the sole surviving corporation in the merger,

     (2) there is no amendment to the corporation's articles of incorporation,

     (3) each shareholder holds the same number of shares after the merger as before, with identical designations, preferences, limitations and relative rights,

     (4) the voting power of the shares outstanding after the merger plus the voting power of the shares issuable as a result of the merger (taking into account convertible securities and warrants, options or other rights to purchase securities issued pursuant to the merger) does not exceed the voting power of the shares outstanding prior to the merger by more than 20%,

     (5) the number of participating shares (that is, shares whose holders are entitled to participate without limitation on dividends or other distributions) outstanding after the merger plus the participating shares issuable as a result of the merger (taking into account convertible securities and warrants, options or other rights to purchase securities issued pursuant to the merger) does not exceed the number of participating shares outstanding prior to the merger by more than 20% and

     (6) the board of directors of the corporation adopts a resolution approving the plan of merger. The STB charter does not alter these statutory rules.

     Under California Law, the shareholder vote required to approve a merger is a majority of the outstanding shares of each class of shareholders, unless the corporation's articles of incorporation provide for a super majority vote. The 3Dfx charter does not require a super majority vote. If a corporation has two classes of common shares that differ only as to voting rights, California Law provides that the shares shall vote as a single class. Similar voting requirements apply for share exchanges or conversions. The 3Dfx charter is silent as to the vote required for shareholder approval of a merger.

VOTE REQUIRED FOR SALE OF ASSETS

     Texas Law generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a sale, lease, exchange or other disposition of all or substantially all of the corporation's assets that is not in the usual and regular course of business. If any class of shares is entitled to vote separately as a class on the approval of a sale, lease, exchange or other disposition of all or substantially all the corporation's assets, then the affirmative vote of the holders of at least two-thirds of the shares in each class is also required to approve the transaction. Texas Law does not require shareholder approval of a sale of assets in the usual and regular course of business, unless otherwise required by a corporation's articles of incorporation. Under Texas Law, a sale of assets is considered as being in the usual and regular course of business if the corporation, directly or indirectly, either continues to engage in one or more businesses or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which it engages following the transaction. The STB charter does not contain any provisions relating to shareholder approval of the sale or other disposition of STB's assets.

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

     California Law requires the approval of the board of directors and the affirmative vote of the holders of a majority of the outstanding stock entitled to vote in order to approve the sale, lease, exchange or other disposition of or all or substantially all of the corporation's assets. California Law generally does not require shareholder approval of a sale of assets in the usual and regular course of business. The 3Dfx charter does not contain any provisions relating to shareholder approval of the sale or other disposition of the corporation's assets.

BUSINESS COMBINATIONS

     STB is subject to Article Thirteen of the Texas Business Corporation Act, known as the "Texas Business Combination Law." In general, the Texas Business Combination Law prohibits an "issuing public corporation," directly or indirectly, from entering into or engaging in a "business combination" with an "affiliated shareholder" (or its affiliates or associates) during the three-year period immediately following the date on which the affiliated shareholder first became an affiliated shareholder, unless:

     - before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder, or

     - not less than six months after the date the person became an affiliated shareholder, the business combination was approved by the affirmative vote of the holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates.

     An "affiliated shareholder" is generally defined as a person that is or was within the proceeding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares. A "business combination" is defined generally to include

     (1) mergers, share exchanges or conversions involving an affiliated shareholder,

     (2) dispositions of assets involving a value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation,

     (3) in some cases, the issuance or transfer of securities by the corporation to an affiliated shareholder, other than on a pro rata basis,

     (4) some types of plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder,

     (5) some types of reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholder's percentage ownership of the corporation, or

     (6) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

     An "issuing public corporation" is generally defined as a Texas corporation that has 100 or more shareholders, a class of its voting shares registered under the Exchange Act or a class of its voting shares qualified for trading in a national market system.

     California Law does not have a statute provision comparable to the Texas Business Combination Law and has not otherwise adopted any special laws designed to make certain kinds of "unfriendly" corporate takeovers or other transactions involving a

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corporation and one or more of its significant shareholders more difficult.
California Law does, however, generally require that the holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation where one of the merging corporations or its parent owns more than 50 percent of the voting power of the other merging corporation, unless all of the holders of the common stock consent to the merger. This provision of California Law may have the effect of making a "cash-out" merger by a majority shareholder owning less than 90% of the outstanding shares of each class more difficult to accomplish. Although Texas Law does not parallel California law in this respect, under some circumstances the Texas Business Combination Law would provide similar protection against takeover bids for a corporation in which the shareholders were not treated equally.

     California Law also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or a sale of assets is made by an interested party, an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders, unless the target corporation does not have shares held of record by at least 100 persons or unless the transaction has been qualified under California state securities laws. Furthermore, if a tender of shares or vote is sought concerning an interested party's proposal and a later proposal is made by another party at least 10 days prior to the date of acceptance of the interested party proposal, then shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares.

SHAREHOLDER RIGHTS PLANS

     3Dfx has adopted a shareholder rights plan that, among other things, discourages some types of transactions that may involve an actual or threatened change of control of 3Dfx. The threshold percentage for 3Dfx is 12% of 3Dfx's outstanding common stock. The 3Dfx shareholder rights plan is summarized in the 3Dfx's description of its capital stock. STB does not have a shareholder rights plan or any similar plan. See "Description of 3Dfx Capital Stock -- Antitakeover Effects of 3Dfx Charter and Bylaws; Rights Agreement."

PREEMPTIVE RIGHTS

     Neither the STB shareholders nor the 3Dfx shareholders possess any preemptive rights to acquire unissued shares of capital stock.

SUPERMAJORITY VOTING PROVISIONS

     Texas Law generally requires the approval of the holders of at least two-thirds of the outstanding shares of a corporation entitled to vote to amend the articles of incorporation of the corporation, to enter into a merger, or to sell all or substantially all of the corporation's assets. The STB charter does not contain any additional supermajority voting requirements.

     California Law generally requires the approval of greater than a majority of the outstanding shares of capital stock of a corporation entitled to vote only to take the corporate actions specifically set forth in a corporation's articles of incorporation as requiring such a "super majority" vote. The 3Dfx charter does not contain supermajority voting requirements.

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

DISSENTERS' RIGHTS

     Under Texas Law, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation, or from any plan of exchange. However, dissenters' rights are not available with respect to a plan of merger in which there is a single surviving corporation, or with respect to any plan of exchange, if:

     (1) the shares held by the shareholder are part of a class or series of shares that is

        - listed on a national securities exchange or Nasdaq,

        - designated on the Nasdaq or held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange,

     (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different from the consideration, other than cash in lieu of fractional shares, to be provided to any other holder of shares of the same class or series held by the shareholder and

     (3) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for his or her shares any consideration other than:

        - shares of a corporation that, immediately after the merger or exchange, will be part of a class or series of shares that are listed, or authorized for listing upon official notice of issuance, on a national securities exchange, approved for quotation on the Nasdaq, or held of record by not less than 2,000 holders, or

        - cash in lieu of fractional shares otherwise entitled to be received.

     Under Texas Law, shareholders who possess the right to dissent from a transaction may demand payment of the fair value of their shares calculated as of the day before the vote authorizing the transaction was taken, but excluding any appreciation or depreciation that occurred in anticipation of the transaction.

     Under California Law, if the approval of the outstanding shares of a corporation is required for a reorganization under a specific provision of California Law, each shareholder of the corporation entitled to vote on the transaction may require the corporation in which the shareholder holds shares to purchase for cash at their fair market value of any "dissenting shares" owned by the shareholder. Under California Law, shares listed on any national securities exchange or listed on the list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve generally do not have these appraisal rights unless the holders of at least 5% of the class of outstanding shares demand the right or the corporation or any law restricts the transfer of such shares. The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization, excluding any appreciation or depreciation in consequence of the proposed action.

LIMITATIONS ON DIRECTORS LIABILITY

     Under Texas Law, a director is generally not liable to a corporation or its shareholders if the director exercised ordinary care and acted in good faith in the discharge of his or her duties as a director. In the discharge of any duty imposed or power conferred upon a director, the director is entitled to rely, in good faith and with ordinary care, on information, opinions, reports or statements prepared or presented by officers or employees

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

of the corporation or by professional or expert advisors. The STB charter states that a director of STB will not be liable to STB or its shareholders for monetary damages for an act or omission in the director's capacity as a director, unless and to the extent that the director is found liable for:

     (1) a breach of the director's duty of loyalty to the corporation or its shareholders,

     (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law,

     (3) a transaction from which the director received improper benefits, whether or not the benefit resulted from an action taken within the scope of the director's office, or

     (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

     Any repeal or amendment of the provision in the STB charter relating to director liability by the shareholders of the corporation can only be prospective and will not adversely affect any limitation on the liability of a director of STB existing at the time of the repeal or amendment. The STB charter also provides that, in the event Texas Law is amended to authorize a corporation to further eliminate or limit the personal liability of a director, the liability of a director of STB will be eliminated or limited to the fullest extent permitted by law.

     Under California Law, a director is not liable to a corporation or its shareholders if the director acted in good faith and with a proper duty of care in the discharge of his or her duties as a director. In the discharge of any duty imposed or power conferred upon a director, the director is entitled to rely, in good faith and with ordinary care, on information, opinions, reports or statements prepared or presented by officers or employees of the corporation or by professional or expert advisors. California Law also provides that the articles of incorporation of a corporation may eliminate or limit the liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its shareholders. A corporation's articles of incorporation may not, however,

     (1) eliminate or limit the liability of a director

        - for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law,

        - for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director,

        - for any transaction from which a director derived an improper personal benefit,

        - for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders,

        - for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders,

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

        - for some types of interested transactions, or

        - for some types of improper distributions,

     (2) eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective, and

     (3) eliminate or limit the liability of an officer for any act or omission as an officer, even if that officer is also a director, and even if his or her actions, if negligent or improper, have been ratified by the board of directors.

     The 3Dfx charter provides for director indemnification to the fullest extent allowed under California Law.

INDEMNIFICATION

     Under Texas Law, current and former directors and officers of a corporation, and persons who served at the request of the corporation as a directors or officers of a subsidiary of a corporation, may be indemnified by the corporation for liabilities or expenses reasonably incurred in connection with claims, actions, suits or proceedings arising from their being or having been a director or officer. This indemnification may include reasonable settlements of these types of claims, actions, suits or proceedings. However, Texas Law also provides that a corporation may only indemnify directors or officers if it is determined that they

     (1) acted in good faith,

     (2) reasonably believed that their conduct was in the corporation's best interests or, in some cases, that their conduct was at least not opposed to the corporation's best interests, and

     (3) in the case of any criminal proceeding, had no reasonable cause to believe that their conduct was unlawful.

     Texas Law requires a corporation to indemnify a director against reasonable expenses incurred in connection with a proceeding in which the director is a named a defendant because he is or was a director if the director is wholly successful in the defense of the proceeding.

     Both the STB charter and the STB bylaws provide that STB will indemnify any person who was, is, or is threatened to be made, a defendant or respondent in a proceeding because the person

     - is or was a director or officer of the corporation, or

     - while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, agent or similar functionary of another entity.

     In addition, the STB charter provides that STB may indemnify any person covered by this mandatory grant of indemnification or any other person to the fullest extent permitted by law.

     Texas Law allows a Texas corporations to obtain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation for any liability asserted against him or her, whether or not the corporation has the power to indemnify him or her, under Texas Law. Neither the STB charter nor the STB bylaws limit this right in any way.

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

     Under California Law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding. This indemnification is allowed only if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. In the case of a criminal proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful. A corporation may also indemnify the person against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action. This indemnification is allowed only if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders. No indemnification is allowed under California Law for

     (1) any claim, issue or matter for which the person has been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless the court determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification or

     (2) any amounts paid in settling or expense occurred in defending a pending action disposed of without court approval.

     In addition, no indemnification may be made under the California Law if the indemnification would be inconsistent with

        - the company's articles of incorporation or bylaws,

        - a resolution of the shareholders,

        - an agreement in effect at the time of the cause of action being asserted in the proceeding in which the expenses were incurred or other amounts were paid, or

        - any condition expressly imposed by a court in approving a settlement.

     California Law also provides that a corporation must indemnify directors against expenses actually and reasonably incurred to the extent such director has been successful on the merits in the defense of any proceeding.

     California Law allows California corporations to obtain and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation for any liability asserted against him or her, whether or not the corporation has the power to indemnify him or her against liability under California Law. Neither the 3Dfx charter nor the 3Dfx bylaws limit this right in any way.

DISTRIBUTIONS AND DIVIDENDS

     Texas Law allows the board of directors of a corporation to make distributions, subject to any restrictions contained in the articles of incorporation. However, Texas Law prohibits a distribution from being made if:

     - after giving effect to the distribution, the corporation would be insolvent, or

     - the distribution exceeds the surplus of the corporation.

     Despite these limitations, if the net assets of a corporation equal or exceed the amount of the proposed distribution, then a corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made to

     - eliminate fractional shares,

     - collect or compromise indebtedness owed by or to the corporation,

     - pay dissenting shareholders entitled to payment for their shares under Texas Law, or

     - purchase or redeem of redeemable shares in accordance with Texas Law.

     The STB charter provides that, subject to the senior rights of any holders of preferred stock, the shareholders of STB are entitled to receive, when and if declared by the STB board of directors, dividends paid out of the legally available assets of the corporation and payable either in cash, property or securities.

     Under California Law, a corporation may not make any distribution, including dividends, whether in cash or other property, and repurchases or redemptions of its shares, unless

     (1) either (a) the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution, or (b) immediately after giving effect to the distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1.25 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and

     (2) the corporation's current assets would be at least equal to its current liabilities (or 1.25 times its current liabilities if the average earnings before interest and taxes for the preceding two fiscal years was less than the average interest expense for those years).

                       DESCRIPTION OF 3DFX CAPITAL STOCK

GENERAL

     3Dfx is authorized to issue 50,000,000 shares of 3Dfx common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

COMMON STOCK

     As of the record date, there were 15,861,088 shares of 3Dfx common stock outstanding held of record by approximately 308 shareholders. As of March 26, 1999, options to purchase an aggregate of 3,578,814 shares of 3Dfx common stock were also outstanding.

     The holders of 3Dfx common stock are entitled to one vote per share on all matters to be voted on by shareholders and have cumulative voting rights with respect to the election of directors. Subject to the senior rights of holders of preferred stock, if any, the holders of 3Dfx common stock are entitled to receive any dividends that may be declared by the 3Dfx board of directors in its discretion from legally available funds. Upon the liquidation or dissolution of 3Dfx, the remainder of the assets of 3Dfx will be distributed pro rata among the holders of 3Dfx common stock after the payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. The 3Dfx common stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to these shares. All of the outstanding shares of 3Dfx common stock are, and the shares to be sold in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     3Dfx is authorized to issue 5,000,000 shares of preferred stock, of which 60,000 are designated Series A Participating Preferred Stock. There are no outstanding shares of 3Dfx preferred stock. The 3Dfx board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the 3Dfx shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of 3Dfx without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of 3Dfx common stock. 3Dfx has no current plans to issue any shares of preferred stock.

WARRANTS

     The table below lists warrants to purchase 3Dfx common stock that were outstanding as of March 26, 1999:

NUMBER OF SHARES OF
 3DFX COMMON STOCK    EXERCISE      EXPIRATION
SUBJECT TO WARRANT     PRICE           DATE
-------------------   --------   -----------------
       43,750          $ 2.00    March 31, 2002
       19,886            4.40    January 1, 2003
        5,000            7.50    December 31, 2001
       25,000           13.88    December 3, 2002

All of these warrants contain "net exercise" provisions that enable the warrantholders to exercise a portion of the warrant without paying the exercise price. To the extent the warrantholders choose to "net exercise" their warrants, 3Dfx will not receive the proceeds from the exercise of the warrants.

REGISTRATION RIGHTS

     The holders of approximately 1,184,595 shares of 3Dfx common stock and their permitted transferees are entitled to some contractually-granted rights with respect to the registration of their shares under the Securities Act. Under the terms of an agreement between 3Dfx and these holders, the holders of at least 40% of these securities may require, on two occasions after 180 days from the effective date of this offering have elapsed, that 3Dfx use its best efforts to register these securities for public resale. In addition, if 3Dfx proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the proposed registration and are entitled to include shares of their 3Dfx common stock in it. The holders of these securities may also require 3Dfx on no more than two occasions to register all or a portion of their securities on Form S-3 under the Securities Act when use of Form S-3 becomes available to 3Dfx. All registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in a registration. In addition, 3Dfx need not effect a registration within six months following a previous registration, or within six months following any offering of securities for the account of 3Dfx, or after the time that all of the holders having registration rights may sell under Rule 144 in a three month period all shares of 3Dfx common stock to which registration rights apply.

ANTITAKEOVER EFFECTS OF PROVISIONS OF 3DFX CHARTER AND BYLAWS; RIGHTS AGREEMENT

     The 3Dfx bylaws provide that, except as otherwise required by law, special meetings of the shareholders can only be called by the board of directors, the chairman of the board of directors, the president of 3Dfx, or shareholders holding no less than 10% of the outstanding shares of 3Dfx common stock. In addition, the 3Dfx bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of persons for election to the board of directors.

     3Dfx's board of directors has declared a dividend of one purchase right under a Preferred Share Rights Agreement dated October 30, 1998 for each share of 3Dfx's common stock outstanding on November 16, 1998 or thereafter issued. Each purchase right entitles the holder to purchase for $65.00 a fraction of a share of 3Dfx's Series A Participating Preferred Stock with economic terms similar to one share of 3Dfx's common stock. The purchase rights become exercisable on the earlier of

     (1) the tenth day or a later date as may be determined by a majority of 3Dfx's directors not affiliated with the acquiring person or group, or the "continuing directors," after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 12% of more of 3Dfx's outstanding common stock, or

     (2) the tenth business day (or a later date as may be determined by a majority of the continuing directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in beneficial ownership by a person or group of 12% or more of 3Dfx's outstanding common stock.

     If an acquiror obtains 12% or more of 3Dfx's outstanding common stock, other than in some types of permitted transactions, and unless the purchase rights were redeemed earlier, the holder of each unexercised purchase right will have the right to receive shares of 3Dfx's common stock having a value equal to two times the purchase price. Similarly, unless the purchase rights were redeemed earlier, after the tenth day following some types of acquisition transactions, proper provision must be made so that holders of purchase rights (other than those beneficially owned by an acquiring person, which are void after being acquired by the acquiring person) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price. Prior to the time the purchase rights become exercisable, the 3Dfx board of directors may redeem the purchase rights for $0.001. However, if a majority of the 3Dfx board of directors was elected by a shareholder action by written consent then, for a period of 180 days following the election by written consent, the rights agreement cannot be amended in any manner likely to have the purpose of facilitating an acquisition of 3Dfx by a person or entity who proposed, nominated or supported a director of 3Dfx elected by the written consent. The purchase rights expire on October 30, 2008 or on their earlier exchange, redemption or expiration in connection with some types of permitted transactions.

     These provisions of 3Dfx's bylaws, charter and the 3Dfx rights agreement are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of 3Dfx. The provisions are designed to reduce the vulnerability of 3Dfx to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of 3Dfx. These provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for 3Dfx's shares and, consequently, may also inhibit fluctuations in the market price of 3Dfx's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of 3Dfx. In addition, acquisitions of 3Dfx and certain other change-in-control transactions may not be effected without the consent of the holders of the outstanding preferred stock or without requiring the acquiring entity to assume the preferred stock or cause the preferred stock to be redeemed. These provisions are likely to make an acquisition of 3Dfx more difficult and expensive and could discourage potential acquirors.

VOTING AGREEMENTS AND IRREVOCABLE PROXIES

     In connection with the merger agreement, all executive officers and directors of 3Dfx entered into voting agreements with, STB, in which they agreed to vote all of the shares of 3Dfx common stock beneficially owned by them at the time of the shareholder meeting in favor of the merger. See "The Merger and Related Transactions -- Voting Agreements."

TRANSFER AGENT

     The transfer agent for 3Dfx common stock is BankBoston, N.A. Its telephone number is (781) 575-3120.

                        DESCRIPTION OF STB CAPITAL STOCK

AUTHORIZED SHARES

     STB's authorized capital stock consists of 25,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share, issuable in series.

COMMON STOCK

     The holders of shares of STB common stock have no preemptive rights to maintain their percentage ownership interests in STB or other subscription or conversion rights for other securities of STB. Shares of STB common stock are not redeemable or subject to further calls or assessments. Each holder of STB common stock is entitled to cast one vote per share of STB common stock held by that person. STB's Amended and Restated Articles of Incorporation prohibit cumulative voting. Holders of STB common stock are entitled to receive any dividends that may be declared by the board of directors of STB out of funds legally available for this purpose, and, subject to any preferential rights of STB preferred stock, are entitled to share ratably in the net assets available for distribution to shareholders upon the liquidation, dissolution and winding up of STB.

PREFERRED STOCK

     The STB board of directors may issue preferred stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. As of March 26, 1999, no preferred stock is issued and outstanding, and STB currently has no plans to issue any STB preferred stock.

WARRANT

     A customer of STB holds a warrant to purchase up to 420,000 shares of STB common stock. The warrant vests in increments of 52,500 shares over time based upon specified performance thresholds. Since these performance thresholds were not met in calendar 1998, the related portion of the warrant did not vest and the warrant now covers only up to 210,000 shares of STB common stock. When the merger is completed, the warrant will automatically convert into the right to purchase up to 136,500 shares of 3Dfx common stock on the same terms and conditions as the original warrants. 3Dfx will assume the terms of the warrant in writing. The warrant expires in varying increments on December 31, 2001, December 31, 2002 and December 31, 2003.

LIMITATIONS ON DIRECTOR LIABILITY

     The STB charter and bylaws provide that directors of STB will not be liable to STB or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for:

     - a breach of the director's duty of loyalty to STB or the STB shareholders,

     - an act or omission not in good faith that constitutes a breach of a duty of the director to STB or an act or omission that involves intentional misconduct or a knowing violation of the law,

     - a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or

     - an act or omission for which the liability of a director is expressly provided by an applicable statute.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for STB's common stock is ChaseMellon Shareholder Service, L.L.C.

ANTI-TAKEOVER MEASURES

     As a Texas corporation, STB is subject to certain provisions of Texas Law that generally prohibit a Texas "issuing public corporation" (like STB) from engaging in a "business combination" with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after the shareholder's acquisition of the 20% ownership interest, unless (1) the board of directors of the corporation approves the transaction or the shareholder's acquisition of shares prior to the acquisition, or (2) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholder meeting. Although Texas Law may have the effect of inhibiting a non-negotiated merger or other business combination involving STB, these provisions should not apply to the merger. STB is subject to the terms of Texas Law, unless its shareholders or directors elect not to be governed by its terms. STB is not currently contemplating making this election. See "Comparison of Shareholder Rights -- Business Combinations."

     STB is also a party to some agreements that could be deemed to have an anti-takeover effect. First, the 3Dfx merger agreement, stock option agreement and other related agreements could be deemed to have an anti-takeover effect. See "The Merger and Related Transactions." In addition STB is a party to a Right of First Refusal Agreement that imposes restrictions on the transferability of the shares held by Mr. Ogle and the two other founders of STB. These restrictions could make the acquisition of control of STB more difficult, and could therefore be deemed to have an anti-takeover effect. It is expected that this agreement will be terminated by mutual agreement of the parties thereto as of the effective time of the merger. The employment agreements to which STB is a party with each of Messrs. Ogle, Eisenbach, Hopkins and Long impose certain parachute payment obligations on STB in the event the employment of any of these executive officers is terminated within a specified time period following a change in control of STB. These restrictions could also be deemed to have an anti-takeover effect. See "The Merger Agreement and Related Transactions -- STB Executive Employment Agreements."

VOTING AGREEMENTS AND IRREVOCABLE PROXIES

     In connection with the merger agreement, all executive officers and directors and some affiliated shareholders of STB entered into voting agreements with, and granted irrevocable proxies to, 3Dfx, under which these shareholders agreed to vote all of the shares of STB common stock beneficially owned by them currently and acquired after the signing of the voting agreement in favor of the merger agreement and the merger. See "The Merger and Related
Transactions -- Voting Agreements."

                         PROPOSED APPROVAL OF AMENDMENT
                      TO THE 3DFX 1995 EMPLOYEE STOCK PLAN

     At the 3Dfx meeting, 3Dfx shareholders are being asked to approve the amendment of 3Dfx's 1995 Employee Stock Plan to increase the number of shares of common stock reserved for issuance under the stock plan by 2,000,000 shares to a total of 6,375,000. The board of directors approved the amendment to the stock plan in January 1999. As of March 26, 1999, options to purchase an aggregate of 2,516,785 shares of 3Dfx's common stock were outstanding under this stock plan with a weighted average exercise price of $8.81 per share. 776,802 shares, excluding the 2,000,000 shares subject to shareholder approval at this meeting, were available for future grant under the stock plan. The stock plan authorizes the board of directors to grant incentive and nonstatutory stock options to eligible employees, directors and consultants of 3Dfx.

     3Dfx intends to grant new options to purchase 3Dfx common stock to some of the employees of STB when the merger is completed. In addition, as a result of the merger, 3Dfx will become a significantly larger organization having a significantly larger employee base. The stock plan will be the primary means of providing equity incentives to the employee base of the combined company.

     The stock plan is structured to give the board of directors broad discretion in creating equity incentives in order to assist 3Dfx in attracting, retaining and motivating the best available personnel for the successful conduct of 3Dfx's business. Since inception, 3Dfx has provided stock options as an incentive to its key employees and executives as a means to promote increased shareholder value. 3Dfx believes stock options are one of the best methods of attracting and retaining key personnel responsible for the continued development and growth of 3Dfx's business, especially in connection with the merger. In addition, stock options are considered a competitive necessity in the high technology industry.

VOTE REQUIRED

     The affirmative vote of a majority of the shares of 3Dfx's common stock represented and voting at the 3Dfx meeting will be required to approve the proposed amendment to the stock plan. In addition, the affirmative votes must represent a majority of the required quorum. The quorum is a majority of the shares outstanding at March 26, 1999. Votes that are cast against the proposal will be counted for purposes of determining both the presence or absence of a quorum and the total number of votes cast with respect to the proposal. Abstentions will be counted for purposes of determining both the presence or absence of a quorum and the total number of votes cast with respect to the proposal. As a result, abstentions will have the same effect as a vote against the proposal. Broker non-votes, if any, will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of votes cast with respect to this proposal.

3DFX'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE STOCK PLAN.

SUMMARY OF PLAN

     The essential terms of the 1995 Employee Stock Plan are summarized as follows:

PURPOSE

     The purposes of the stock plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants of 3Dfx and to promote the success of 3Dfx's business.

ADMINISTRATION

     The stock plan provides for administration by the 3Dfx board of directors or by a committee of the board of directors. The board of directors or the committee appointed to administer the stock plan is referred to in this description as the "administrator." The administrator determines the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof. The administrator determines all questions of interpretation and its decisions are final and binding upon all participants. Members of the board of directors receive no additional compensation for their services in connection with the administration of the stock plan.

ELIGIBILITY

     Incentive or nonstatutory stock options may be granted to employees (including officers and employee directors) of 3Dfx or any of its designated subsidiaries. In addition, nonstatutory stock options may be granted to non-employee directors and consultants of 3Dfx or any of its designated subsidiaries. The administrator selects the optionees and determines the number of shares to be subject to each option. In making his or her determination, the administrator takes into account the duties and responsibilities of the optionee, the value of the optionee's services, the optionee's present and potential contribution to the success of 3Dfx and other relevant factors. The stock plan provides a limit of $100,000 on the aggregate fair market value of shares subject to all incentive options that are exercisable for the first time in any one calendar year. A maximum of 150,000 shares (250,000 shares if in connection with initial employment) may be granted to any one individual during any fiscal year of 3Dfx. There is no minimum number of option shares that may be granted to any one employee.

TERMS OF OPTIONS

     Each option is evidenced by a stock option agreement between 3Dfx and the optionee to whom the option is granted and is subject to the following additional terms and conditions:

     (1) Exercise of the Option: The administrator determines when options granted under the stock plan may be exercised. An option holder exercises by giving written notice to 3Dfx, specifying the number of shares of common stock to be purchased and paying the purchase price. Payment for shares issued upon exercise of an option may consist of cash, check, delivery of already-owned shares of 3Dfx's common stock subject to certain conditions, pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to 3Dfx, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes, or other consideration as determined by the administrator and as permitted by applicable laws. Options may be exercised at any time on or following the date the options are first exercisable. An option may not be exercised for a fraction of a share.

     (2) Option Price: The option price of all incentive stock options under the stock plan may not be less than the fair market value of the common stock on the date the option is granted. For purposes of the stock plan, fair market value is defined as the closing sale price per share of the common stock on the date of grant as reported on the Nasdaq. If an optionee owns stock representing more than 10% of the voting power of all classes of stock of 3Dfx at the time of grant, the option price of an incentive stock option must be at least 110% of the fair market value on the date of grant. In the case of a nonstatutory stock option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least 100% of the fair market value on the date of grant.

     (3) Termination of Employment or Consulting Relationship: If the optionee's employment or consulting relationship with 3Dfx is terminated for any reason other than death or disability, the option may be exercised for 90 days following the termination unless another period is determined by the administrator. The options may be exercised only to the extent the options were exercisable on the date of termination and in no event later than the expiration of the term of the option.

     (4) Death: If an optionee dies, options may be exercised at any time within 12 months following the date of death, but in no event later than the expiration date of the option. The optionee's estate or a person who acquired the right to exercise the option by bequest or inheritance may exercise the option, but only to the extent the optionee could have exercised on the date of death.

     (5) Disability: If an optionee's employment is terminated due to a disability, options may be exercised at any time within 12 months from the date of termination. Options may be exercised only to the extent that the options were exercisable on the date of termination of employment and in no event later than the expiration of the term of the option.

     (6) Termination of Options: The administrator fixes the term of each option. In the case of incentive stock options, the term may not exceed ten years from the date of grant. However, if an optionee owns more than 10% of the total combined voting power of all classes of stock of 3Dfx or a parent or subsidiary corporation immediately before the grant of such option, an incentive stock option may not have a term of more than five years. No option may be exercised by any person after its expiration.

     (7) Nontransferability of Options: Unless determined otherwise by the administrator, an option is not transferable by the optionee, other than by will or the laws of descent and distribution. An option is exercisable only by the optionee during his or her lifetime or, in the event of death, by a person who acquires the right to exercise the option by bequest or inheritance or by reason of the death of the optionee.

ADJUSTMENT UPON CHANGES IN CAPITALIZATION

     In the event any change, like as a stock split or dividend, is made in 3Dfx's capitalization which results in an increase or decrease in the number of outstanding shares of common stock without receipt of consideration by 3Dfx, an appropriate adjustment will be made in the option price and in the number of shares subject to each option. In the event of a merger of 3Dfx with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity or, if the options are not assumed or substituted, the options will become exercisable as to all of the shares subject to the options, including shares as to which it would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Administrator shall notify optionees that all options will be fully exercisable for a period of 15 days, after which the options shall terminate.

AMENDMENT AND TERMINATION

     The board of directors may amend the stock plan at any time or from time to time or may terminate it without approval of the shareholders. However, no action by the board of directors or shareholders may alter or impair any option previously granted under the stock plan without the consent of the optionee. In any event, the stock plan will terminate in May 2005.

TAX INFORMATION

     Options granted under the stock plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code or nonstatutory options.

     An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercising the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (1) the fair market value of the shares at the date of the option exercise or (2) the sale price of the shares. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% shareholder of 3Dfx. Generally, 3Dfx will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period.

     All other options that do not qualify as incentive stock options are referred to as nonstatutory options. An optionee will not recognize any taxable income at the time he is granted a nonstatutory option. However, upon its exercise, the optionee will recognize ordinary income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of 3Dfx will be subject to tax withholding by 3Dfx. Upon resale of such shares by the optionee, any difference between the sales price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period. Generally, 3Dfx will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonstatutory option.

     The foregoing is only a summary of the effect of federal income taxation upon the optionee and 3Dfx with respect to the grant and exercise of options under the stock plan, does not purport to be complete, and does not discuss the tax consequences of the optionee's death or the income tax laws of any municipality, state or foreign country in which an optionee may reside.

PARTICIPATION IN THE STOCK PLAN

     The grant of options under the stock plan to executive officers is subject to the discretion of the administrator. As of the date of this joint proxy statement/prospectus, there has been no determination by the administrator with respect to any specific future awards under the stock plan. Accordingly, any specific future awards are not determinable.

     During fiscal 1998, all current executive officers as a group and all other employees as a group were granted options to purchase 90,000 shares and 1,063,350 shares pursuant to the 1995 Employee Stock Plan. Non-employee directors are not eligible to receive options under the 1995 Employee Stock Plan.

                    PROPOSED AMENDMENT TO THE BYLAWS OF 3DFX

     At the 3Dfx meeting, 3Dfx shareholders are being asked to approve an amendment of 3Dfx's bylaws to authorize an increase in the number of directors authorized to serve on the 3Dfx board of directors. The 3Dfx bylaws currently authorize a maximum number of seven directors to serve on the 3Dfx board of directors and set the exact number of directors at seven. In connection with the approval of the merger agreement and the merger, the 3Dfx board of directors has adopted, subject to shareholder approval, an amendment to the bylaws that would increase the maximum number of directors authorized to serve on the 3Dfx board of directors to nine.

     If the proposal to amend the bylaws is approved, Section 2 of Article III of the 3Dfx bylaws shall be amended and restated in its entirety as follows:

          Section 2. Number of Directors. The number of directors of the corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be nine (9) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the shareholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number or the minimum number of directors to a number less than five
     (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized directors to a number greater than two
     (2) times the stated minimum number of directors minus one (1). No reduction of the authorized number of directors shall have the effect of removing any director before the director's term of office expires.

VOTE REQUIRED

     Sections 211 and 152 of the California Law and Section 2 of Article III of the 3Dfx bylaws require that a majority of the outstanding shares of 3Dfx common stock approve the amendment to the 3Dfx bylaws. Since the required vote of the 3Dfx shareholders is based upon the number of outstanding shares of 3Dfx common stock, rather than upon the shares actually voted, the failure by the holder of any such shares to submit a proxy or to vote in person at the 3Dfx meeting, including abstentions and "broker non-votes", will have the same effect as a vote against the approval of the amendment to the bylaws.

3DFX'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE BYLAWS.

     In the merger agreement, the 3Dfx board of directors has agreed to take all actions necessary to nominate and appoint William E. Ogle and James L. Hopkins to the 3Dfx board of directors. Mr. Ogle is currently the Chairman of the STB board of directors and the Chief Executive Officer of STB. Mr. Hopkins is STB's Chief Financial Officer and Vice President of Strategic Marketing, as well as a member of the STB board of directors. 3Dfx believes that Messrs. Ogle and Hopkins will add valuable experience to the 3Dfx board of directors.

                        ADJOURNMENT OF SPECIAL MEETINGS

ADJOURNMENT OF 3DFX MEETING

     In the event that, at the time of the 3Dfx meeting, there are not a sufficient number of votes to approve the merger agreement, the merger and issuance of shares of 3Dfx common stock in connection with the merger agreement, the proposal could not be approved unless the 3Dfx meeting were adjourned in order to permit further solicitation of proxies from 3Dfx shareholders. Proxies that are being solicited by the 3Dfx board of directors grant the discretionary authority to vote for an adjournment, if necessary. If it is necessary to adjourn the 3Dfx meeting and the adjournment is for a period of less than 45 days, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of a time and place at the 3Dfx meeting. A majority of the shares represented and voting at the 3Dfx meeting is required to approve any adjournment, whether or not a quorum is present.

ADJOURNMENT OF STB MEETING

     In the event that, at the time of the STB meeting, there are not a sufficient number votes to approve and adopt the merger agreement and approve the merger, the proposal could not be approved unless the STB meeting were adjourned in order to permit further solicitation of proxies from STB shareholders. Proxies that are being solicited by the STB board of directors grant the discretionary authority to vote for an adjournment, if necessary. If it is necessary to adjourn the STB meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of the time and place at the STB meeting. The shareholders represented in person or by proxy at a meeting of the shareholders may adjourn the meeting until a time and place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting, whether or not a quorum is present.

                             SHAREHOLDER PROPOSALS

     Pursuant to Rule 14a-8 under the Exchange Act, 3Dfx stockholders may properly present proposals for inclusion in 3Dfx's proxy statement and for consideration at the next annual meeting of its stockholders by submitting proposals to 3Dfx in a timely manner. As noted in 3Dfx's proxy statement relating to its 1998 annual meeting of shareholders, in order to be included for the 1999 annual meeting, shareholder proposals must have been received by 3Dfx no later than November 27, 1998, and must otherwise have complied with the requirements of Rule 14a-8 of the Exchange Act.

     Pursuant to Rule 14a-8 under the Exchange Act, STB shareholders may properly present proposals for inclusion in STB's proxy statement and for consideration at the next annual meeting of its shareholders by submitting proposals to STB in a timely manner. As noted in STB's proxy statement relating to its 1998 annual meeting of shareholders, in order to be included for the 1999 annual meeting, in the event that the merger has not been consummated before that, shareholder proposals must have been received by STB no later than October 30, 1998, and must otherwise have complied with the requirements of Rule 14a-8.

                                    EXPERTS

     The consolidated financial statements of 3Dfx as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, incorporated in this joint proxy statement/prospectus by reference to 3Dfx's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The consolidated financial statements of STB as of October 31, 1997 and 1998, and for each of the three years in the period ended October 31, 1998, incorporated in this joint proxy statement/prospectus by reference to STB's Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended October 31, 1998, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the shares of 3Dfx common stock offered hereby and the federal income tax consequences in connection with the merger will be passed upon for 3Dfx by Wilson Sonsini Goodrich & Rosati, Professional Corporation. The federal income tax consequences in connection with the merger will be passed upon for STB by Locke Liddell & Sapp LLP.

                           FORWARD-LOOKING STATEMENTS

     Certain statements made in this document are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements as to:

     - the anticipated closing date of the merger,

     - the anticipated tax treatment of the merger,

     - the benefits expected to result from the merger,

     - the future performance of the combined company following the merger and

     - the analyses performed by the financial advisors to 3Dfx and STB.

Any statements contained herein -- including without limitation statements to the effect that 3Dfx, STB or their respective management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues" or "estimates," or statements concerning "potential," or "opportunity" or other variations thereof or comparable terminology or the negative thereof -- that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially and adversely from those anticipated in the forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" beginning on page 9, which shareholders should review carefully.

                                   TRADEMARKS

     3Dfx owns trademark rights for the 3Dfx Logo, Glide, Voodoo Graphics, Voodoo2, Voodoo Rush, Banshee and Voodoo3. STB owns trademark rights for the STB Logo, STB Systems, Inc., Channel, Glyder, Lightspeed, Mediator, Nitro, Powergraph, Soundrage, STB Vision, Velocity, Video Rage, Wave Up and BlackMagic. This document and the filings incorporated herein also include trademarks, service marks or tradenames of companies other than 3Dfx and STB, which are the property of their respective owners.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                            3DFX INTERACTIVE, INC.,
                            VOODOO MERGER SUB, INC.
                                      AND
                               STB SYSTEMS, INC.

                         DATED AS OF DECEMBER 13, 1998

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
ARTICLE  1     THE MERGER..............................................    1
         1.1   The Merger..............................................    1
         1.2   Effective Time of the Merger............................    2
         1.3   Closing.................................................    2
         1.4   Effect of the Merger....................................    2
         1.5   Articles of Incorporation and Bylaws of Surviving
               Corporation.............................................    2
         1.6   Directors and Officers..................................    2
         1.7   Tax-Free Reorganization; Accounting.....................    2
ARTICLE  2     EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES......    3
         2.1   Effect on Capital Stock.................................    3
         2.2   Exchange of Certificates................................    4
         2.3   Taking of Necessary Action; Further Action..............    6
ARTICLE  3     REPRESENTATIONS AND WARRANTIES OF STB...................    6
         3.1   Organization and Qualification; Subsidiaries............    6
         3.2   Articles of Incorporation and Bylaws....................    7
         3.3   Capitalization..........................................    7
         3.4   Authority Relative to this Agreement....................    8
         3.5   No Conflict; Required Filings and Consents..............    8
         3.6   Compliance; Permits.....................................    9
         3.7   SEC Filings; Financial Statements.......................    9
         3.8   Absence of Certain Changes or Events....................   10
         3.9   No Undisclosed Liabilities..............................   10
         3.10  Absence of Litigation...................................   10
         3.11  Employee Matters and Benefit Plans......................   10
         3.12  Labor Matters...........................................   13
         3.13  Registration Statement; Proxy Statement.................   13
         3.14  Restrictions on Business Activities.....................   14
         3.15  Title to Property.......................................   14
         3.16  Taxes...................................................   14
         3.17  Environmental Matters...................................   15
         3.18  Brokers.................................................   16
         3.19  Intellectual Property...................................   16
         3.20  Change of Control Payments..............................   17
         3.21  Insurance...............................................   17
         3.22  Opinion of Financial Advisor............................   17

                                                                         PAGE
                                                                         ----
         3.23  Board Approval..........................................   17
         3.24  Vote Required...........................................   17
         3.25  Year 2000 Compliance....................................   17
         3.26  Texas Business Combination Law Not Applicable...........   17
ARTICLE  4     REPRESENTATIONS AND WARRANTIES OF 3Dfx AND SUB..........   18
         4.1   Organization and Qualification; Subsidiaries............   18
         4.2   Articles of Incorporation and Bylaws....................   18
         4.3   Capitalization..........................................   18
         4.4   Authority Relative to this Agreement....................   19
         4.5   No Conflict; Required Filings and Consents..............   20
         4.6   Compliance; Permits.....................................   20
         4.7   SEC Filings; Financial Statements.......................   21
         4.8   Absence of Certain Changes or Events....................   21
         4.9   No Undisclosed Liabilities..............................   21
         4.10  Absence of Litigation...................................   22
         4.11  Employee Matters and Benefit Plans......................   22
         4.12  Labor Matters...........................................   25
         4.13  Registration Statement; Proxy Statement.................   25
         4.14  Restrictions on Business Activities.....................   25
         4.15  Title to Property.......................................   25
         4.16  Taxes...................................................   26
         4.17  Environmental Matters...................................   26
         4.18  Brokers.................................................   27
         4.19  Intellectual Property...................................   27
         4.20  Insurance...............................................   27
         4.21  Opinion of Financial Advisor............................   27
         4.22  Board Approval..........................................   28
         4.23  Vote Required...........................................   28
         4.24  Interim Operations of Sub...............................   28
         4.25  Year 2000 Compliance....................................   28
         4.26  Change of Control Payments..............................   28
ARTICLE  5     CONDUCT AND TRANSACTIONS PRIOR TO EFFECTIVE TIME;
               ADDITIONAL AGREEMENTS...................................   28
         5.1   Information and Access..................................   28
         5.2   Conduct of Business of the Companies....................   29
         5.3   Negotiation With Others.................................   31
         5.4   Preparation of S-4 and the Proxy Statement; Other
               Filings.................................................   32

                                                                         PAGE
                                                                         ----
         5.5   Advice of Changes; SEC Filings..........................   33
         5.6   Letter of STB's Independent Auditors....................   33
         5.7   Letter of 3Dfx's Independent Auditors...................   33
         5.8   Shareholders Meetings...................................   33
         5.9   Agreements to Take Reasonable Action....................   33
         5.10  Consents................................................   34
         5.11  Nasdaq Additional Shares Listing........................   35
         5.12  Public Announcements....................................   35
         5.13  Affiliates..............................................   35
         5.14  STB Options.............................................   35
         5.15  STB Employee Stock Purchase Plan........................   36
         5.16  Indemnification and Insurance...........................   36
         5.17  Notification of Certain Matters.........................   37
         5.18  Tax-Free Reorganization.................................   37
         5.19  STB 401(k) Plan.........................................   37
         5.20  Amended Employment Agreements...........................   37
ARTICLE  6     CONDITIONS PRECEDENT....................................   38
         6.1   Conditions to Each Party's Obligation to Effect the
               Merger..................................................   38
         6.2   Conditions of Obligations of 3Dfx and Sub...............   39
         6.3   Conditions of Obligation of STB.........................   39
ARTICLE  7     TERMINATION.............................................   40
         7.1   Termination.............................................   40
         7.2   Effect of Termination...................................   41
         7.3   Fees and Expenses.......................................   41
ARTICLE  8     GENERAL PROVISIONS......................................   42
         8.1   Amendment...............................................   42
         8.2   Extension; Waiver.......................................   42
         8.3   Nonsurvival of Representations, Warranties and
               Agreements..............................................   42
         8.4   Entire Agreement........................................   42
         8.5   Severability............................................   43
         8.6   Notices.................................................   43
         8.7   Headings................................................   44
         8.8   Counterparts............................................   44
         8.9   Benefits; Assignment....................................   44
         8.10  Governing Law...........................................   44

EXHIBITS

A    Form of STB Option Agreement
B    Form of STB Voting Agreement
C    Form of 3Dfx Voting Agreement
D    Form of Articles of Merger
E    STB Affiliates
F    Form of STB Affiliate Agreement
G    3Dfx Board of Directors

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT") is dated as of December 13, 1998, among 3Dfx INTERACTIVE, INC., a California corporation ("3Dfx"), VOODOO MERGER SUB, INC., a Texas corporation and wholly-owned subsidiary of 3Dfx ("SUB"), and STB SYSTEMS, INC., a Texas corporation ("STB"). 3Dfx and STB are sometimes referred to individually as a "COMPANY" and collectively as the "COMPANIES."

                                   RECITALS:

     A. The Boards of Directors of STB, 3Dfx and Sub have each approved the terms and conditions of the business combination between 3Dfx and STB to be effected by the merger (the "MERGER") of Sub with and into STB, pursuant to the terms and subject to the conditions of this Agreement and the Texas Business Corporation Act (the "TEXAS STATUTE").

     B. Concurrently with the execution of this Agreement, and as a condition and inducement to 3Dfx's willingness to enter into this Agreement, 3Dfx and STB are entering into a STB Stock Option Agreement in the form attached as Exhibit A (the "STB OPTION AGREEMENT"), pursuant to which STB is granting to 3Dfx an option to purchase shares of Common Stock of STB upon the occurrence of certain conditions.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to 3Dfx's and STB's willingness to enter into this Agreement, certain affiliates of STB and 3Dfx are entering into Voting Agreements in substantially the forms attached hereto as Exhibit B, (the "STB VOTING AGREEMENT") and Exhibit C (the "3Dfx VOTING AGREEMENT"), respectively.

     D. The Boards of Directors of STB and 3Dfx have each approved the STB Option Agreement.

     E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth in this Agreement, the parties agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Texas Statute, Sub shall be merged with and into STB. STB and Sub shall execute Articles of Merger, in substantially the form attached as Exhibit D (the "ARTICLES OF MERGER") immediately prior to the Closing. Following the Merger, STB shall continue as the surviving corporation (the "SURVIVING CORPORATION") and the separate corporate existence of Sub shall cease. Sub and STB are collectively referred to as the "CONSTITUENT CORPORATIONS."

     1.2 Effective Time of the Merger. Subject to the provisions of this Agreement and the Articles of Merger, the Articles of Merger, together with any required certificates, shall be duly filed in accordance with the Texas Statute simultaneously with or as soon as practicable following the Closing (as defined in Section 1.3 below). The Merger shall become effective (the "EFFECTIVE TIME") upon the filing of the Articles of Merger (together with any required certificates) with the Secretary of State of the State of Texas.

     1.3  Closing.  Unless this Agreement shall have been terminated pursuant to
Section 7.1, the closing of the Merger (the "CLOSING") will take place at 10:00 a.m. on a date (the "CLOSING DATE") to be mutually agreed upon by the parties, which date shall be no later than the third Business Day (as defined below) after all of the conditions set forth in Article 6 shall have been satisfied (or waived in accordance with Section 8.2), unless another date is agreed to in writing by the parties. The Closing shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California, 94304-1050, unless another place is agreed to in writing by the parties. As used in this Agreement, "BUSINESS DAY" shall mean any day, other than a Saturday, Sunday or legal holiday on which banks are permitted to close in the City and State of New York.

     1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Texas Statute. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of STB and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of STB and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.5 Articles of Incorporation and Bylaws of Surviving Corporation. At the Effective Time, (i) the Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter altered, amended or repealed as provided in the Texas Statute and such Articles of Incorporation of Surviving Corporation provided that at the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "STB Systems, Inc." and (ii) the Bylaws of Sub shall become the Bylaws of the Surviving Corporation until thereafter altered, amended or repealed as provided in the Texas Statute or in the Articles of Incorporation or Bylaws of the Surviving Corporation.

     1.6 Directors and Officers. The initial directors of the Surviving Corporation shall be the director's of Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.7 Tax-Free Reorganization; Accounting. The parties intend that the Merger be treated as a tax free reorganization under Section 368(a) of the Code, and to be accounted for as a purchase for accounting purposes.

                                   ARTICLE 2

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock. At the Effective Time, subject and pursuant to the terms of this Agreement, by virtue of the Merger and without any action on the part of the Constituent Corporations or the holders of any shares of capital stock of the Constituent Corporations:

          (a) Capital Stock of Sub. Each issued and outstanding share of the common stock, $.001 par value, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock, $.001 par value, of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

          (b) Cancellation of Certain Shares of STB Common Stock. Each share of STB Common Stock (as defined in Section 2.1(c)) that is owned by STB as treasury stock and each share of STB Common Stock that is owned by 3Dfx, Sub or any other subsidiary of 3Dfx or STB shall be canceled and no capital stock of 3Dfx or other consideration shall be delivered in exchange therefor.

          (c) Exchange Ratio for STB Common Stock. Each share of common stock, $.01 par value, of STB ("STB COMMON STOCK") issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(b)), will be canceled and extinguished and automatically converted (subject to Sections 2.1(e) and (f)) into the right to receive .65 (the "EXCHANGE RATIO") share of common stock, no par value, of 3Dfx ("3Dfx COMMON STOCK") upon surrender of the certificate representing such share of STB Common Stock in the manner provided in
     Section 2.2 (or in the case of a lost, stolen, or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.2(g)).

          (d) Stock Options; Employee Stock Purchase Plan.  At the Effective
     Time: (x) all options to purchase STB Common Stock then outstanding under STB's 1995 Amended and Restated Long Term Incentive Plan (the "OPTION PLAN") and STB's Amended and Restated Stock Option Plan for Non-Employee Directors (the "DIRECTOR PLAN" and together with the Option Plan, the "STB STOCK OPTION PLANS") shall be treated as set forth in Section 5.14; and (y) rights outstanding under STB's 1996 Employee Stock Option Purchase Plan (the "STB ESPP") shall be treated as set forth in Section 5.15.

          (e) Warrants. At the Effective Time, that certain warrant to purchase up to an aggregate of 420,000 shares of Common Stock of STB (the "STB WARRANT"), shall be assumed by 3Dfx in accordance with the terms hereof. In this regard, STB agrees to provide the holder of the STB Warrant with any and all notices required as a result of the Merger and the transactions contemplated thereby.

          (f) Adjustment of Exchange Ratio. If between the date of this Agreement and the Effective Time, the outstanding shares of 3Dfx Common Stock or STB Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, stock dividend, stock combination, exchange of shares, readjustment or otherwise, then the Exchange Ratio shall be correspondingly adjusted; provided, however, that any such changes shall be subject to Section 5.2 below.

          (g) No Issuance of Fractional Shares. No certificates or scrip for fractional shares of 3Dfx Common Stock shall be issued, but in lieu thereof each holder of shares of STB Common Stock who would otherwise be entitled to receive certificates or scrip for a fraction of a share of 3Dfx Common Stock shall receive from 3Dfx, at such time as such holder shall receive a certificate representing shares of 3Dfx Common Stock, an amount of cash equal to the per share market value of 3Dfx Common Stock determined by multiplying (i) the closing price of one share of 3Dfx Common Stock as reported on the NASDAQ National Market ("NASDAQ") on the last full trading day prior to the Effective Time by (ii) the fraction of a share of 3Dfx Common Stock to which such holder would otherwise be entitled. The fractional share interests of each shareholder of STB shall be aggregated, so that no STB shareholder shall receive cash in an amount equal to or greater than the value of one full share of 3Dfx Common Stock.

     2.2  Exchange of Certificates.

     (a) Exchange Agent. Prior to the Closing Date, 3Dfx shall select a bank or trust company to act as exchange agent (the "EXCHANGE AGENT") in the Merger. Immediately following the Effective Time, 3Dfx shall deposit with the Exchange Agent, for the benefit of the holders of shares of STB Common Stock, for exchange in accordance with this Article 2, certificates representing the shares of 3Dfx Common Stock (such shares of 3Dfx Common Stock, together with any dividends or distributions with respect thereto, are referred to as the "EXCHANGE FUND") issuable pursuant to this Article 2 in exchange for outstanding shares of STB Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 2.2(e).

     (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (other than STB, any subsidiary of STB, Sub, 3Dfx and any other subsidiary of 3Dfx) (including holders of record pursuant to purchases made under the STB Purchase Plan (as defined in Section 3.3) immediately prior to the Effective Time pursuant to
Section 5.15) of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of STB Common Stock (collectively, the "CERTIFICATES") whose shares are being converted into 3Dfx Common Stock pursuant to Section 2.1(c) of this Agreement, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as 3Dfx and STB may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing 3Dfx Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of 3Dfx Common Stock which such holder has the right to receive pursuant to the provisions of this Article 2 and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of STB Common Stock which is not registered on the transfer records of STB, a certificate representing the proper number of shares of 3Dfx Common Stock may be issued to a transferee if the Certificate representing such STB Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed, on and after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of 3Dfx Common Stock and cash in lieu of any fractional shares of 3Dfx Common Stock as contemplated by this Article 2, and the Texas Statute.

     (c) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to 3Dfx Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of 3Dfx Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(f) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect, if any, of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of 3Dfx Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of 3Dfx Common Stock to which such holder is entitled pursuant to Section 2.1(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of 3Dfx Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of 3Dfx Common Stock.

     (d) No Further Ownership Rights in STB Common Stock. All shares of 3Dfx Common Stock issued upon the surrender for exchange of shares of STB Common Stock in accordance with the terms of this Article 2 (including any cash paid pursuant to Section 2.2(c) or 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of STB Common Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of STB Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of STB for twelve months after the Effective Time shall be delivered to 3Dfx, upon demand, and any former shareholders of STB who have not previously complied with this Article 2 shall thereafter look only to 3Dfx for payment of their claim for 3Dfx Common Stock, any cash in lieu of fractional shares of 3Dfx Common Stock and any dividends or distributions with respect to 3Dfx Common Stock.

     (f) No Liability. Neither the Exchange Agent, 3Dfx, Sub nor STB shall be liable to any holder of shares of STB Common Stock or 3Dfx Common Stock, as the case may be, for shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing shares of STB Common Stock shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate(s) shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate(s) shall also deliver a bond in such sum as 3Dfx may reasonably require as indemnity against any claim that may be made against 3Dfx or the Exchange Agent with respect to the Certificate(s) alleged to have been lost, stolen or destroyed. The affidavit and any bond which may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificate(s).

     2.3 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of STB and Sub, the officers and directors of STB and Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                   ARTICLE 3

                     REPRESENTATIONS AND WARRANTIES OF STB

     STB represents and warrants to 3Dfx and Sub, except as set forth in the STB SEC Reports (as defined in Section 3.7), as follows:

     3.1 Organization and Qualification; Subsidiaries. (i) Each of STB and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of STB and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). Each of STB and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect. When used in connection with STB or any of its subsidiaries, the term "MATERIAL ADVERSE EFFECT" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), liabilities, financial condition or results of operations of STB and its subsidiaries taken as a whole; provided, however, that a "Material Adverse Effect" shall not include any (i) adverse effect on the results of operations or financial condition of STB that is attributable to the transactions or resulting business enterprise contemplated by this Agreement, including, without limitation, delay of, reduction in, or cancellation or change in the terms of product orders by customers of STB or an increase in the price of, a delay of, reduction in or cancellation of or change in terms with respect to products or components supplied by, or any deterioration in or termination of a relationship by, vendors of STB, (ii) change arising out of conditions in or affecting the industries in which the parties to this Agreement compete or (iii) decline in STB's stock price. Other than wholly-owned subsidiaries and except as permitted after the date of this Agreement under Section 5.2 of this Agreement and except with respect to investments of less than a twenty percent (20%) interest in any corporation, partnership, joint venture or other business, association or entity, STB does not directly or indirectly own any equity or

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

similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

     3.2 Articles of Incorporation and Bylaws. STB has previously furnished to 3Dfx a complete and correct copy of its Articles of Incorporation and Bylaws as amended to date. Such Articles of Incorporation, Bylaws and equivalent organizational documents of each of its subsidiaries are in full force and effect. Neither STB nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

     3.3 Capitalization. The authorized capital stock of STB consists of 25,000,000 shares of STB Common Stock and 2,000,000 shares of Preferred Stock ("STB PREFERRED STOCK"), each having a par value of $.01 per share. At the close of business on December 11, 1998, (i) approximately 12,605,887 shares of STB Common Stock were issued and outstanding all of which are validly issued, fully paid and nonassessable, (ii) 696,800 shares of STB Common Stock were held in treasury by STB or by subsidiaries of STB, (iii) approximately 422,088 shares of STB Common Stock were available for future issuance pursuant to STB's 1995 Employee Stock Option Purchase Plan (the "STB PURCHASE PLAN"), (iv) approximately 2,084,529 shares and approximately 71,250 shares of STB Common Stock were reserved for issuance upon the exercise of outstanding options to purchase STB Common Stock under the Option Plan and the Director Plan, respectively, (v) approximately 330,396 shares and approximately 153,750 shares of STB Common Stock were available for future grant under the Option Plan and the Director Plan, respectively, (vii) 1,890,883 shares of STB Common Stock were reserved for future issuance pursuant to the STB Option Agreement, and (viii) 420,000 shares were reserved for issuance upon exercise of the STB Warrant. As of the date hereof, no shares of STB Preferred Stock were issued or outstanding. No change in such capitalization has occurred between December 31, 1998 and the date hereof except (A) the issuance of shares of STB Common Stock pursuant to the exercise of outstanding options, (B) shares issued under the STB Purchase Plan, and (C) the issuance of options as permitted under Section 5.2(c) hereof (and exercise of such options). As of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of STB or any of its subsidiaries or obligating STB or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, STB or any of its subsidiaries. All shares of STB Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Other than with respect to such actions as are permitted under Section 5.2, there are no obligations, contingent or otherwise, of STB or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of STB Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of obligations of subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of STB's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by STB or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in STB's voting rights, charges or other encumbrances of any nature whatsoever.

     3.4 Authority Relative to this Agreement. STB has all necessary corporate power and authority to execute and deliver this Agreement and the STB Option Agreement and to perform its obligations hereunder and thereunder and, subject to obtaining the approval of the shareholders of STB of the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the STB Option Agreement by STB and the consummation by STB of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of STB and no other corporate proceedings on the part of STB are necessary to authorize this Agreement, the STB Option Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement by holders of a majority of the outstanding shares of STB Common Stock in accordance with the Texas Statute and STB's Articles of Incorporation and Bylaws). This Agreement and the STB Option Agreement have been duly and validly executed and delivered by STB and, assuming the due authorization, execution and delivery by 3Dfx and Sub, constitute legal and binding obligations of STB, enforceable against STB in accordance with their respective terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (ii) the availability of injunctive relief and other equitable remedies.

     3.5  No Conflict; Required Filings and Consents.

     (a) The execution and delivery of this Agreement and the STB Option Agreement by STB do not, and the performance of this Agreement and the STB Option Agreement by STB shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws or equivalent organizational documents of STB or any of its subsidiaries, (ii) subject to obtaining the approval of STB's shareholders of the Merger and compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to STB or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair STB's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of STB or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which STB or any of its subsidiaries is a party or by which STB or any of its subsidiaries or its or any of their respective properties are bound or affected, except for any such breaches, defaults or other occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (b) The execution and delivery of this Agreement and the STB Option Agreement by STB do not, and the performance of this Agreement by STB shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "GOVERNMENTAL ENTITY"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities laws ("BLUE SKY LAWS"), the pre-merger notification requirements (the "HSR APPROVAL") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq and the filing and recordation of the Articles of Merger as required by the Texas Statute and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent STB from performing its obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.6  Compliance; Permits.

     (a) Neither STB nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to STB or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which STB or any of its subsidiaries is a party or by which STB or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the best knowledge of STB, no investigation or review by any governmental or regulatory body or authority is pending or threatened against STB or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) STB and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of STB and its subsidiaries taken as a whole (collectively, the "STB PERMITS"). STB and its subsidiaries are in compliance with the terms of the STB Permits, except where the failure to so comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.7  SEC Filings; Financial Statements.

     (a) STB has made available to 3Dfx a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by STB with the Securities and Exchange Commission ("SEC") on or after January 1, 1997 and prior to the date of this Agreement (the "STB SEC REPORTS"), which are all the forms, reports and documents required to be filed by STB with the SEC since January 1, 1997. The STB SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of STB's subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the STB SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of STB and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the

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

periods indicated, except that the unaudited interim financial statements were or are subject to adjustments which were not or are not expected to be material in amount.

     (c) STB has previously furnished to 3Dfx a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by STB with the SEC pursuant to the Securities Act or the Exchange Act.

     3.8 Absence of Certain Changes or Events. Since July 31, 1998, STB and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Effect (provided, however, that for the purposes of this Section 3.8, "Material Adverse Effect" shall not include any Material Adverse Effect arising out of financial results of STB for the quarter ended October 31, 1998) or (ii) any material change by STB in its accounting methods, principles or practices except as required by concurrent changes in GAAP.

     3.9 No Undisclosed Liabilities. Neither STB nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of STB and its subsidiaries taken as a whole, except liabilities (i) provided for in STB's balance sheet or in the related notes as of July 31, 1998, or (ii) incurred since July 31, 1998 in the ordinary course of business, none of which are material to the business, results of operations or financial condition of STB and its subsidiaries, taken as a whole.

     3.10 Absence of Litigation. Except for that certain class action shareholder litigation instituted on October 9, 1998 (Matt Brody, et al. v. STB Systems, Inc., et al.) and as set forth in Section 3.19, there are no claims, actions, suits or proceedings pending or, to the best knowledge of STB, threatened (or, to the best knowledge of STB, any investigation pending or threatened) against STB or any of its subsidiaries, or any properties or rights of STB or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     3.11  Employee Matters and Benefit Plans.

     (a) Definitions. With the exception of the definitions of "Affiliate" and "International Employee Plan" set forth in Section 3.11(a)(i) and (iii) below (such definitions shall only apply to this Section 3.11), for purposes of this Agreement, the following terms shall have the meanings set forth below:

           (i) "Affiliate," as used in this Section 3.11, shall mean any other person or entity under common control with STB within the meaning of
     Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

          (ii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

          (iii) "International Employee Plan" shall mean each STB Employee Plan that has been adopted or maintained by STB, whether informally or formally, for the benefit of STB Employees outside the United States;

          (iv) "STB Employee Plan" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by STB or any Affiliate for the benefit of any "STB Employee" (as defined below), and pursuant to which STB or any Affiliate has or may have any material liability contingent or otherwise;

           (v) "STB Employee" shall mean any current, former or retired employee, officer, or director of STB or any Affiliate;

          (vi) "STB Employee Agreement" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between STB or any Affiliate and any STB Employee or consultant;

          (vii) "IRS" shall mean the Internal Revenue Service;

          (viii) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA; and

          (ix) "STB Pension Plan" shall refer to each STB Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

     (b) Schedule. STB does not have any plan or commitment to establish any new STB Employee Plan or STB Employee Agreement, to modify any STB Employee Plan or STB Employee Agreement (except to the extent required by law or to conform any such STB Employee Plan or STB Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to 3Dfx in writing, or as required by this Agreement), or to enter into any STB Employee Plan or STB Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

     (c) Documents. STB has provided to 3Dfx (i) correct and complete copies of all documents embodying or relating to each STB Employee Plan and each STB Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each STB Employee Plan; (iii) the three most recent annual reports (Series 5500 ad all schedules thereto), if any, required under ERISA or the Code in connection with each STB Employee Plan or related trust; (iv) if STB Employee Plan is funded, the most recent annual and period accounting of STB Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each STB Employee Plan; (vi) all IRS determination letters and rulings relating to STB Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any STB Employee Plan; (vii) all communications material to any STB Employee or STB Employees relating to any STB Employee Plan and any proposed STB Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to STB; and (viii) all registration statements and prospectuses prepared in connection with each STB Employee Plan.

     (d) STB Employee Plan Compliance. (i) STB has performed in all material respects all obligations required to be performed by it under each STB Employee Plan and each STB Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) to STB's knowledge no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any STB Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of STB, threatened or anticipated (other than routine claims for benefits) against any STB Employee Plan or against the assets of any STB Employee Plan; (iv) each STB Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to STB, the Surviving Corporation, 3Dfx or any Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of STB or any Affiliates, threatened by the IRS or DOL with respect to any STB Employee Plan; and (vi) neither STB nor any Affiliate is subject to any penalty or tax with respect to any STB Employee Plan under Section 402(i) of ERISA or Section 4975 through 4980 of the Code.

     (e) STB Pension Plans. STB does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any STB Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

     (f) Multiemployer Plans. At no time has STB contributed to or been requested to contribute to any Multiemployer Plan.

     (g) No Post-Employment Obligations. No STB Employee Plan provides, or has any liability to provide, life insurance, medical or other medical benefits to any STB Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and STB has never represented, promised or contracted (whether in oral or written form) to any STB Employee (either individually or to STB Employees as a group) that such STB Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

     (h) Effect of Transaction.

          (i) Except as provided in Section 2.1 of this Agreement, the execution of this agreement and the consummation of the transactions contemplated hereby will not (either along or upon the occurrence of any additional or subsequent events) constitute an event under any STB Employee Plan (except the Option Plan, the Director Plan and any stock option agreements entered into thereunder), STB Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any STB Employee.

          (ii) No payment or benefit which will or may be made by STB or 3Dfx or any of their respective Affiliates with respect to any STB Employee will be characterized as an "excess parachute payment," within the meaning of
     Section 280G(b)(1) of the Code.

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

     (i) Employment Matters. STB and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which STB or any of its subsidiaries employs persons; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to STB Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for STB Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

     (j) Violations. To STB's knowledge and reasonable belief, no employee of STB has violated any employment contract, patent disclosure agreement or non-competition agreement between such employee and any former employer of such employee due to such employee being employed by STB and disclosing to STB trade secrets or proprietary information of such employer. STB and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

     (k) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent STB or 3Dfx from terminating or amending any International Employee Plan at any time for any reason.

     3.12 Labor Matters. (i) There are no controversies pending or, to the best knowledge of each of STB and its respective subsidiaries, threatened, between STB or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; (ii) as of the date of this Agreement, neither STB nor any of subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by STB or its subsidiaries nor does STB or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees (A) as of the date of this Agreement and
(B) which, as of the Closing Date, have or could reasonably be expected to have a Material Adverse Effect on STB and its subsidiaries; and (iii) as of the date of this Agreement, neither STB nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of STB or any of its subsidiaries (X) as of the date of this Agreement and (Y) which, as of the Closing Date, have or could reasonably be expected to have a Material Adverse Effect on STB and its subsidiaries.

     3.13 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by STB for inclusion or incorporation by reference in
(i) the registration statement on Form S-4 to be filed with the SEC by 3Dfx in connection with the issuance of the 3Dfx Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement (the "PROXY STATEMENT") to be filed with the SEC by 3Dfx and STB pursuant to Section 5.4 hereof will, at the dates mailed to the shareholders of 3Dfx and STB, at the times of the shareholders meetings of 3Dfx and STB (each a "SHAREHOLDERS MEETING" and collectively, the "SHAREHOLDERS MEETINGS") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

     3.14 Restrictions on Business Activities. Other than as may be permitted under Section 5.9, there is no material agreement, judgment, injunction, order or decree binding upon STB or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of STB or any of its subsidiaries, any acquisition of property by STB or any of its subsidiaries or the conduct of business by STB or any of its subsidiaries as currently conducted.

     3.15 Title to Property. STB owns no material real property. STB and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; and all leases pursuant to which STB or any of its subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which STB or subsidiary has not taken adequate steps to prevent such default from occurring) except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All the plants, structures and equipment of STB and its subsidiaries, except such as may be under construction, are in good operating condition and repair, except where the failure of such plants, structures and equipment to be in such good operating condition and repair could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.16 Taxes. STB and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which STB or any of its subsidiaries is or has been a member, have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. STB has provided adequate accruals in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. There is (i) no material claim for Taxes that is a lien against the property of STB or any of its subsidiaries or is being asserted against STB or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of STB or any of its subsidiaries being conducted by a Tax authority, (iii) no

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

extension of the statute of limitations on the assessment of any Taxes granted by STB or any of its subsidiaries and currently in effect, and (iv) no agreement, contract or arrangement to which STB or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 162(m), 280G or 404 of the Code. STB has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither STB nor any of its subsidiaries has ever been a member of any combined, controlled, consolidated or affiliated group (other than the group of which STB is the parent) for Tax purposes. Neither STB nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does STB or any of its subsidiaries owe any amount under any such agreement. Neither STB nor any of its subsidiaries has been at any time, a "United States real property holding corporation" with the meaning of Section 897(c)(2) of the Code. For purposes of this Agreement, the following terms have the following meanings: "TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "TAX AUTHORITY") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "TAX RETURN" shall mean any return, statement, report or form (including, without limitation,) estimated Tax Returns and reports, withholding Tax Returns and reports and information reports and Returns required to be filed with respect to Taxes.

     3.17  Environmental Matters.

     (a) Hazardous Material. Except as would result in any material liability to STB under Environmental Laws (as defined below), no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable Environmental Laws to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to Environmental Laws, but excluding office and janitorial supplies maintained in accordance with Environmental Laws (a "HAZARDOUS MATERIAL") are present, as a result of the actions of STB or any of its subsidiaries or any affiliate of STB, or, to STB's knowledge, as a result of any action of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that STB or any of its subsidiaries has at any time owned, operated, occupied or leased. For the purposes of this Agreement, "ENVIRONMENTAL LAWS" shall mean all federal, state, local and foreign laws, ordinances, treaties, rules, regulations, guidelines and permit conditions relating to contamination, pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to Hazardous Materials Activities (as hereinafter defined) or emissions, discharges, releases or threatened releases of Hazardous Materials.

     (b) Hazardous Materials Activities. Neither STB nor any of its subsidiaries has (i) transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of Environmental Laws, or (ii) disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product contained a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any Environmental Laws in effect prior to or as of the date hereof except for which violation has not heretofore been cured or for which there is any remaining liability.

     (c) Permits. STB and its subsidiaries hold all environmental approvals, permits, licenses, clearances and consents (the "STB ENVIRONMENTAL PERMITS") necessary for the conduct of STB's and its subsidiaries' Hazardous Material Activities and other businesses of STB and its subsidiaries as such activities and businesses are currently being conducted. STB and its subsidiaries are and at all times have been in compliance in all material respects with the terms of the STB Environmental Permits except for which noncompliance has heretofore been cured or for which there is any remaining liability.

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to STB's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has been threatened by any Governmental Entity against STB or any of its subsidiaries concerning any STB Environmental Permit, Hazardous Material or any Hazardous Materials Activities of STB or any of its subsidiaries.

     3.18 Brokers. No broker, finder or investment banker (other than Hoak Breedlove Wesneski & Co. ("HOAK BREEDLOVE")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of STB.

     3.19 Intellectual Property. STB or its subsidiaries owns each of the patents and patent applications referred to in the STB SEC Reports and, except as disclosed in the STB SEC Reports, (i) each of STB and its subsidiaries owns or possesses, or could obtain ownership or possession of (on terms not materially adverse to the consolidated financial position, shareholders' equity, results of operations of STB and its subsidiaries taken as a whole) adequate and enforceable rights to use all other patent applications, patents, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively with the patents and patent applications described in the STB SEC Reports, the "Intangibles") necessary for the conduct of their businesses and (ii) neither STB nor any subsidiary, to its knowledge, has infringed, is infringing, or has received any notice of infringement of any Intangible of any other person that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to (or, with respect to pending patent litigation as of the date hereof, STB does not believe will) have a Material Adverse Effect and STB knows of no basis therefor. The expiration of any Intangibles would not have a Material Adverse Effect on STB and its subsidiaries taken as a whole. Except as set forth in the STB SEC Reports, STB has received no notice of potential indemnity claims from customers based upon a notice of infringement any such customer has received from a patent owner relating to an assertion of infringement of a patent other than potential indemnity claims which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

     3.20 Change of Control Payments. Other than as excepted in Section 3.18 hereof or contemplated by Section 5.14, there are no amounts that will become payable (whether currently or in the future) to current or former employees, officers and directors of STB under any plan or agreement of STB as a result of or in connection with the Merger.

     3.21 Insurance. STB maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of STB and its subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of STB and its subsidiaries. There is no material claim by STB or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

     3.22 Opinion of Financial Advisor. STB has been advised in writing by its financial advisor, Hoak Breedlove, that in its opinion, as of the date hereof, the Exchange Ratio is fair from a financial point of view, to the shareholders of STB.

     3.23 Board Approval. The Board of Directors of STB has, as of the date of this Agreement (i) approved this Agreement and the STB Option Agreement and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the shareholders of STB and is on terms that are fair to such shareholders and (iii) recommended that the shareholders of STB approve this Agreement and the Merger.

     3.24 Vote Required. The affirmative vote of two-thirds of the votes that holders of the outstanding shares of STB Common Stock are entitled to vote thereon is the only vote of the holders of any class or series of STB's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     3.25 Year 2000 Compliance. Except as would not reasonably be expected to have a Material Adverse Effect on STB, all of STB's Information Technology (as defined below) effectively addresses the Year 2000 issue, and will not cause an interruption in the ongoing operations of STB's business on or after January 1, 2000. For purposes of the foregoing, the term "INFORMATION TECHNOLOGY" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services that are owned or used by STB in the conduct of its business, or purchased by STB from third party suppliers.

     3.26 Texas Business Combination Law Not Applicable. The STB Board has taken all actions so that the restrictions contained in the Texas Business Combination Law ("TBCL") applicable to entering into or engaging in a "business combination" (as defined in such the TBCL) will not apply to the execution, delivery or performance of this Agreement, the STB Option Agreement, or to the consummation of the Merger or the other transactions contemplated by this Agreement.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF 3DFX AND SUB

     3Dfx and Sub jointly and severally represent and warrant to STB, except as set forth in the 3Dfx SEC Reports (as defined in Section 4.7), as follows:

     4.1 Organization and Qualification; Subsidiaries. Each of 3Dfx and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of 3Dfx and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below).

     Each of 3Dfx and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect. When used in connection with 3Dfx or any of its subsidiaries, the term "MATERIAL ADVERSE EFFECT" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), liabilities, financial condition or results of operations of 3Dfx and its subsidiaries taken as a whole; provided, however, that a "Material Adverse Effect" shall not include any (i) adverse effect on the results of operations or financial condition of 3Dfx that is attributable to the transactions or resulting business enterprise contemplated by this Agreement, including, without limitation, delay of, reduction in, or cancellation or change in the terms of product orders by customers of 3Dfx or an increase in the price of, a delay of, reduction in or cancellation of or change in terms with respect to products or components supplied by, or a deterioration in or termination of a relationship by, vendors of 3Dfx, (ii) change arising out of conditions in or affecting the industries in which the parties to this Agreement compete or (iii) decline in 3Dfx's stock price. Other than wholly-owned subsidiaries and except as permitted after the date of this Agreement under Section 5.2 of this Agreement and except with respect to an investment of less than a twenty percent (20%) interest in any corporation, partnership, joint venture or other business, association or entity, 3Dfx does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

     4.2 Articles of Incorporation and Bylaws. 3Dfx has previously furnished to STB a complete and correct copy of its Articles of Incorporation and Bylaws as amended to date. Such Articles of Incorporation, Bylaws and equivalent organizational documents of each of its subsidiaries are in full force and effect. Neither 3Dfx nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

     4.3 Capitalization. The authorized capital stock of 3Dfx consists of (i) 50,000,000 shares of 3Dfx Common Stock and of (ii) 5,000,000 shares of Preferred Stock, no par value per share ("3Dfx PREFERRED STOCK"), 60,000 of which have been designated as 3Dfx Series A Participating Preferred. At the close of business on November 30, 1998,

(i) approximately 15,592,912 shares of 3Dfx Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) approximately 349,919 shares of 3Dfx Common Stock were reserved for future issuance pursuant to 3Dfx's employee stock purchase plan, (iii) approximately 3,422,609 shares of 3Dfx Common Stock were reserved for issuance upon the exercise of outstanding options ("3DFX OPTIONS") to purchase 3Dfx Common Stock, approximately 1,287,185 shares of 3Dfx Common Stock were reserved for future grant under the 1995 Stock Option Plan, the 1997 Supplemental Stock Option Plan and the 1997 Director Option Plan and (iv) 93,636 shares of 3Dfx Common Stock were reserved for issuance upon exercise of warrants. No change in such capitalization has occurred between September 30, 1998 and the date hereof except issuances of 3Dfx Common Stock that would be permitted pursuant to
Section 5.2(c) hereof. As of the date hereof, no shares of 3Dfx Preferred Stock were issued or outstanding. The authorized capital stock of Sub consists of 10,000 shares of common stock, par value $0.10 per share, 100 shares of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of 3Dfx's and Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this
Section 4.3, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of 3Dfx or any of its subsidiaries or obligating 3Dfx or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, 3Dfx or any of its subsidiaries. All shares of 3Dfx Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of 3Dfx Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. Except for such actions as are permitted under Section 5.2, there are no obligations, contingent or otherwise, of 3Dfx or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of 3Dfx Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of obligations of subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of 3Dfx's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by 3Dfx or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in 3Dfx's voting rights, charges or other encumbrances of any nature whatsoever.

     4.4 Authority Relative to this Agreement. Each of 3Dfx and Sub has all necessary corporate power and authority to execute and deliver this Agreement and the STB Option Agreement, and to perform its obligations hereunder and thereunder, subject to obtaining the approval of 3Dfx's shareholders of the issuance of 3Dfx Common Stock in the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the STB Option Agreement by 3Dfx and Sub and the consummation by 3Dfx and Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of 3Dfx and Sub and no other corporate proceedings on the part of 3Dfx or Sub are necessary to authorize this Agreement and the STB Option Agreement, or to consummate the transactions so contemplated (other than with respect to the Merger, the approval by the holders of a majority of the outstanding shares of 3Dfx Common Stock of the issuance of 3Dfx Common Stock in the Merger in accordance with the applicable rules of Nasdaq and 3Dfx's Articles of Incorporation and Bylaws). This Agreement and the STB Option

Agreement have been duly and validly executed and delivered by 3Dfx and Sub and, assuming the due authorization, execution and delivery by STB, constitute legal and binding obligations of 3Dfx and Sub, enforceable against 3Dfx and Sub in accordance with their respective terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (ii) the availability of injunctive relief and other equitable remedies.

     4.5  No Conflict; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by 3Dfx and Sub and the STB Option Agreement by 3Dfx do not, and the performance of this Agreement by 3Dfx and Sub and the STB Option Agreement by 3Dfx shall not, (i) conflict with or violate the Articles of Incorporation, Bylaws or equivalent organizational documents of 3Dfx or any of its subsidiaries, (ii) subject to obtaining 3Dfx's shareholders approval of the issuance of the shares of 3Dfx Common Stock in the Merger and compliance with the requirements set forth in Section 4.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to 3Dfx or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair 3Dfx's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of 3Dfx or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which 3Dfx or any of its subsidiaries is a party or by which 3Dfx or any of its subsidiaries or its or any of their respective properties are bound or affected, except for any such breaches, defaults or other occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (b) The execution and delivery of this Agreement by 3Dfx and Sub and the STB Option Agreement by 3Dfx do not, and the performance of this Agreement by 3Dfx and Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Articles of Merger as required by the Texas Statute and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent 3Dfx or Sub from performing their respective obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     4.6  Compliance; Permits.

     (a) Neither 3Dfx nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to 3Dfx or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which 3Dfx or any of its subsidiaries is a party or by which 3Dfx or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the best knowledge of 3Dfx, no investigation or review by any governmental or regulatory body or authority is pending or threatened against 3Dfx or any of its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) 3Dfx and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of 3Dfx and its subsidiaries taken as a whole (collectively, the "3Dfx PERMITS"). 3Dfx and its subsidiaries are in compliance with the terms of the 3Dfx Permits, except where the failure to so comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     4.7  SEC Filings; Financial Statements.

     (a) 3Dfx has made available to STB a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by 3Dfx with the SEC on or after June 25, 1997 and prior to the date of this Agreement (the "3Dfx SEC REPORTS"), which are all the forms, reports and documents required to be filed by 3Dfx with the SEC since June 25, 1997. The 3Dfx SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of 3Dfx's subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the 3Dfx SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of 3Dfx and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to adjustments which were not or are not expected to be material in amount.

     (c) 3Dfx has previously furnished to STB a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by 3Dfx with the SEC pursuant to the Securities Act or the Exchange Act.

     4.8 Absence of Certain Changes or Events. Since September 30, 1998, 3Dfx and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Effect or (ii) any material change by 3Dfx in its accounting methods, principles or practices except as required by concurrent changes in GAAP.

     4.9 No Undisclosed Liabilities. Neither 3Dfx nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of 3Dfx and its subsidiaries taken as a whole, except liabilities (i) provided for in 3Dfx's balance sheet or the related notes as of September 30, 1998 or (ii) incurred since September 30, 1998 in the ordinary course of business, none of which are material to the business, results of operations or financial condition of 3Dfx and its subsidiaries, taken as a whole.

     4.10 Absence of Litigation. There are no claims, actions, suits or proceedings pending or, to the best knowledge of 3Dfx, threatened (or to the best knowledge of 3Dfx, any investigation pending or threatened) against 3Dfx or any of its subsidiaries, or any properties or rights of 3Dfx or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     4.11  Employee Matters and Benefit Plans.

     (a) Definitions. With the exception of the definitions of "Affiliate" and "International Employee Plan" set forth in Section 4.11(a)(i) and (ii) below (such definitions shall only apply to this Section 4.11), for the purposes of this Agreement, the following terms shall have the meanings set forth below:

           (i) "Affiliate," as used in this Section 4.11, shall mean any other person or entity under common control with 3Dfx within the meaning of
     Section 414(b), (c), (m) or (o) of the Code and regulations thereunder;

          (ii) "International Employee Plan" shall mean each 3Dfx Employee Plan that has been adopted or maintained by 3Dfx, whether informally or formally, for the benefit of 3Dfx Employees outside the United States;

          (iii) "3Dfx Employee Plan" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by 3Dfx or any Affiliate for the benefit of any "3Dfx Employee" (as defined below), and pursuant to which 3Dfx or any Affiliate has or may have any material liability contingent or otherwise;

          (iv) "3Dfx Employee" shall mean any current, former, or retired employee, officer, or director of 3Dfx or any Affiliate;

           (v) "3Dfx Employee Agreement" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contact between 3Dfx or any Affiliates and any 3Dfx Employee or consultant; and

          (vi) "3Dfx Pension Plan" shall refer to each 3Dfx Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

     (b) Schedule. 3Dfx does not have any plan or commitment to establish any new 3Dfx Employee Plan or 3Dfx Employee Agreement, to modify any 3Dfx Employee Plan or 3Dfx Employee Agreement (except to the extent required by law or to conform any such

3Dfx Employee Plan or 3Dfx Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to STB in writing, or as required by this Agreement), or to enter into any 3Dfx Employee Plan or 3Dfx Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

     (c) Documents. 3Dfx has provided to STB (i) correct and complete copies of all documents embodying or relating to each 3Dfx Employee Plan and each 3Dfx Employee Agreement including all amendments thereto and written interpretations thereof, (ii) the most recent annual actuarial valuations, if any, prepared for each 3Dfx Employee Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each 3Dfx Employee Plan or related trust; (iv) if any 3Dfx Employee Plan is funded, the most recent annual and periodic accounting of 3Dfx Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each 3Dfx Employee Plan; (vi) all IRS determination letters and rulings relating to 3Dfx Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any 3Dfx Employee Plan; (vii) all communications material to any 3Dfx Employee or 3Dfx Employees relating to any 3Dfx Employee Plan and any proposed 3Dfx Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to 3Dfx; and (viii) all registration statements and prospectuses prepared in connection with each 3Dfx Employee Plan.

     (d) 3DFX Employee Plan Compliance. (i) 3Dfx has performed in all material respects all obligations required to be performed by it under each 3Dfx Employee Plan and each 3Dfx Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) to 3Dfx's knowledge no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any 3Dfx Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of 3Dfx, threatened or anticipated (other than routine claims for benefits) against any 3Dfx Employee Plan or against the assets of any 3Dfx Employee Plan; (iv) each 3Dfx Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to 3Dfx, STB, the Surviving Corporation or any Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of 3Dfx or any Affiliates, threatened by the IRS or DOL with respect to any 3Dfx Employee Plan; and (vi) to 3Dfx's knowledge neither 3Dfx nor any Affiliate is subject to any penalty or tax with respect to any 3Dfx Employee Plan under Section 402(i) of ERISA or Section 4975 through 4980 of the Code.

     (e) 3Dfx Pension Plans. 3Dfx does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any 3Dfx Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

     (f) Multiemployer Plans. At no time has 3Dfx contributed to or been requested to contribute to any Multiemployer Plan.

     (g) No Post-Employment Obligations. No 3Dfx Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any 3Dfx

Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and 3Dfx has never represented, promised or contracted (whether in oral or written form) to any 3Dfx Employee (either individually or to 3Dfx Employees as a group) that such 3Dfx Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

     (h) Effect of Transaction.

          (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any 3Dfx Employee Plan, 3Dfx Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any 3Dfx Employee.

          (ii) No payment or benefit which will or may be made by 3Dfx or 3Dfx or any of their respective Affiliates with respect to any 3Dfx Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     (i) Employment Matters. 3Dfx and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which 3Dfx or any of its subsidiaries employs persons; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to 3Dfx Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for 3Dfx Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

     (j) Violations. To 3Dfx's knowledge and reasonable belief, no employee of 3Dfx has violated any employment contract, patent disclosure agreement or non competition agreement between such employee and any former employer of such employee due to such employee being employed by 3Dfx and disclosing to 3Dfx trade secrets or proprietary information of such employer. 3Dfx is not, and has never been, a party to any collective bargaining agreement. 3Dfx and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

     (k) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent 3Dfx from terminating or amending any International Employee Plan at any time for any reason.

     4.12 Labor Matters. (i) There are no controversies pending or, to the best knowledge of each of 3Dfx and its respective subsidiaries, threatened, between 3Dfx or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; (ii) as of the date of this Agreement, neither 3Dfx nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by 3Dfx or its subsidiaries nor does 3Dfx or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees (A) as of the date of this Agreement and
(B) which, as of the Closing Date, have or could reasonably be expected to have a Material Adverse Effect on 3Dfx and its subsidiaries; and (iii) as of the date of this Agreement, neither 3Dfx nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of 3Dfx or any of its subsidiaries (X) as of the date of this Agreement and (Y) which, as of the Closing Date, have or could reasonably be expected to have a Material Adverse Effect on 3Dfx and its subsidiaries.

     4.13 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by 3Dfx for inclusion or incorporation by reference
(i) in the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement will, at the dates mailed to the shareholders of 3Dfx and STB, at the times of the Shareholders Meetings and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, and the S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder.

     4.14 Restrictions on Business Activities. Other than as may be permitted under Section 5.9, there is no material agreement, judgment, injunction, order or decree binding upon 3Dfx or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of 3Dfx or any of its subsidiaries, any acquisition of property by 3Dfx or any of its subsidiaries or the conduct of business by 3Dfx or any of its subsidiaries as currently conducted.

     4.15 Title to Property. 3Dfx owns no material real property. 3Dfx and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; and all leases pursuant to which 3Dfx or any of its subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which 3Dfx or its subsidiary has not taken adequate steps to prevent such default from occurring) except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All the plants, structures and equipment of 3Dfx and its subsidiaries, except such as may be under construction, are in good operating condition and repair, except where the failure of such plants, structures and equipment to be in such good operating condition and repair could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     4.16 Taxes. 3Dfx and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which 3Dfx or any of its subsidiaries is or has been a member, have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. 3Dfx has provided adequate accruals in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. There is (i) no material claim for Taxes that is a lien against the property of 3Dfx or any of its subsidiaries or is being asserted against 3Dfx or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of 3Dfx or any of its subsidiaries being conducted by a Tax authority,
(iii) no extension of the statute of limitations on the assessment of any Taxes granted by 3Dfx or any of its subsidiaries and currently in effect, and (iv) no agreement, contract or arrangement to which 3Dfx or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 162(m), 280G or 404 of the Code. 3Dfx has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither 3Dfx nor any of its subsidiaries has ever been a member of any combined, controlled, consolidated or affiliated group (other than the group of which 3Dfx is the parent) for Tax purposes. Neither 3Dfx nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does 3Dfx or any of its subsidiaries owe any amount under any such agreement. Neither 3Dfx nor any of its subsidiaries has been at any time, a "United States real property holding corporation" with the meaning of Section 897(c)(2) of the Code.

     4.17  Environmental Matters.

     (a) Hazardous Material. Except as would not result in any material liability to 3Dfx under Environmental Laws, no underground storage tanks and no Hazardous Materials are present, as a result of the actions of 3Dfx or any of its subsidiaries or any affiliate of 3Dfx, or, to 3Dfx's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that 3Dfx or any of its subsidiaries has at any time owned, operated, occupied or leased.

     (b) Hazardous Materials Activities. Neither 3Dfx nor any of its subsidiaries has (i) transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of Environmental Law, or (ii) engaged in any Hazardous Materials Activities in violation of any Environmental Law in effect prior to or as of the date hereof except for which violation has not heretofore been cured or for which there is any remaining liability.

     (c) Permits. 3Dfx and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "3Dfx ENVIRONMENTAL PERMITS") necessary for the conduct of 3Dfx's and its subsidiaries' Hazardous Material Activities and other businesses of 3Dfx and its subsidiaries as such activities and businesses are currently being conducted. 3Dfx and its subsidiaries are in compliance in all material respects with the terms of the 3Dfx Environmental Permits, except for which noncompliance has not heretofore been cured or for which there is any remaining liability.

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to 3Dfx's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has been threatened by any Governmental Entity against 3Dfx or any of its subsidiaries concerning any 3Dfx Environmental Permit, Hazardous Material or any Hazardous Materials Activities of 3Dfx or any of its subsidiaries.

     4.18 Brokers. No broker, finder or investment banker (other than BancBoston Robertson Stephens ("BANCBOSTON")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of 3Dfx or Sub.

     4.19 Intellectual Property. 3Dfx or its subsidiaries owns each of the patents and patent applications referred to in the 3Dfx SEC Reports and, except as disclosed in the 3Dfx SEC Reports, (i) each of 3Dfx and its subsidiaries owns or possesses, or could obtain ownership or possession of (on terms not materially adverse to the consolidated financial position, shareholders' equity, results of operations of 3Dfx and its subsidiaries taken as a whole) adequate and enforceable rights to use all other patent applications, patents, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively with the patents and patent applications described in the 3Dfx SEC Reports, the "Intangibles") necessary for the conduct of their businesses and (ii) neither 3Dfx nor any subsidiary, to its knowledge, has infringed, is infringing, or has received any notice of infringement of any Intangible of any other person that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to (or, with respect to pending patent litigation as of the date hereof, 3Dfx does not believe will) have a Material Adverse Effect and 3Dfx knows of no basis therefor. The expiration of any Intangibles would not have a Material Adverse Effect on 3Dfx and its subsidiaries taken as a whole. Except as set forth in the 3Dfx SEC Reports, 3Dfx has received no notice of potential indemnity claims from customers based upon a notice of infringement any such customer has received from a patent owner relating to an assertion of infringement of a patent other than potential indemnity claims which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

     4.20 Insurance. 3Dfx maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of 3Dfx and its subsidiaries ("3Dfx INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of 3Dfx and its subsidiaries. There is no material claim by 3Dfx or any of its subsidiaries pending under any of the material 3Dfx Insurance Policies.

     4.21 Opinion of Financial Advisor. 3Dfx has been advised in writing by its financial advisor, BancBoston, that in its opinion as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to 3Dfx.

     4.22 Board Approval. The Board of Directors of 3Dfx has, as of the date hereof, (i) approved this Agreement and the STB Option Agreement and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the shareholders of 3Dfx and is on terms that are fair to such shareholders and (iii) recommended that the shareholders of 3Dfx approve the issuance of 3Dfx Common Stock in connection with the Merger.

     4.23 Vote Required. The affirmative vote of the holders of a majority of the shares of 3Dfx Common Stock present in person or represented by proxy at the meeting of 3Dfx's shareholders contemplated by Section 5.8 (provided that the shares so present or represented constitute a majority of the shares of 3Dfx Common Stock) is the only vote of the holders of any class or series of 3Dfx's capital stock necessary to approve the Merger and the issuance of 3Dfx Common Stock in connection with the Merger.

     4.24 Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

     4.25 Year 2000 Compliance. Except as would not reasonably be expected to have a Material Adverse Effect on 3Dfx, all of 3Dfx's Information Technology (as defined below) is effectively addresses the Year 2000 issues Year, and will not cause an interruption in the ongoing operations of 3Dfx's business on or after January 1, 2000. For purposes of the foregoing, the term "INFORMATION TECHNOLOGY" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services that are owned or used by 3Dfx in the conduct of its business, or purchased by 3Dfx from third party suppliers.

     4.26 Change of Control Payments. Other than as excepted in Section 4.18 hereof or contemplated by Section 5.14, there are no amounts that will become payable (whether currently or in the future) to current or former employees, officers and directors of 3Dfx under any plan or agreement of 3Dfx as a result of or in connection with the Merger.

                                   ARTICLE 5

                       CONDUCT AND TRANSACTIONS PRIOR TO
                     EFFECTIVE TIME; ADDITIONAL AGREEMENTS

     5.1 Information and Access. Subject to and in accordance with the terms and conditions of those certain letter agreements dated December 5, 1998 and December 7, 1998, between 3Dfx and STB (collectively the "CONFIDENTIALITY AGREEMENT"), from the date of this Agreement and continuing until the Effective Time, each Company shall afford and, with respect to clause (b) below, such Company shall cause its independent auditors to afford, (a) to the officers, independent auditors, counsel and other representatives of the other Company reasonable access to the properties, books, records (including Tax Returns filed and those in preparation) and personnel of such Company and its subsidiaries in order that the other Company may have a full opportunity to make such investigation as it reasonably desires to make of such Company and its subsidiaries and (b) to the independent auditors of the other Company, reasonable access to the audit work papers and other records of the independent auditors of such Company and its subsidiaries. Additionally, subject to and in accordance with the Confidentiality Agreement, each Company and its subsidiaries will permit the other Company to make such reasonable inspections of such Company and its subsidiaries and their respective operations during normal business hours as the other Company may reasonably require and each Company and its subsidiaries will cause its officers and the officers of its subsidiaries to furnish the other Company with such financial and operating data and other information with respect to the business and properties of such Company and its subsidiaries as the other Company may from time to time reasonably request. No investigation pursuant to this Section 5.1 shall affect or otherwise obviate or diminish any representations and warranties of any party or conditions to the obligations of any party.

     5.2 Conduct of Business of the Companies. Except as contemplated by this Agreement, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to
Section 7.1, (i) each Company shall use reasonable efforts promptly to report to the other on the status of operational matters and changes of materiality (subject to the terms of the Confidentiality Agreement) and (ii) each Company and its subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice and each Company and its subsidiaries shall use reasonable efforts to maintain and preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relations with licensors, franchisees, licensees, suppliers, contractors, distributors, customers and others having business relationships with it. Without limiting the generality of the foregoing and except as provided in this Agreement, prior to the Effective Time, neither Company nor any of its subsidiaries shall, unless this Agreement is terminated pursuant to Section 7.1, without the prior written consent of the other Company (which consent shall not be unreasonably withheld):

          (a) declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock except (i) as permitted by subsection (c) below, (ii) dividends or distributions by subsidiaries of 3Dfx to 3Dfx or any subsidiary of 3Dfx, (iii) contributions or distributions by STB to a subsidiary of STB to support the operations of such subsidiary in the ordinary course of business consistent with past practice and (iv) the distributions of funds in satisfaction of STB obligations owed in respect of the STB Options as set forth in Section 5.14;

          (b) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or repurchase, redeem (except in compliance with Section 5.2(n) below) or otherwise acquire any shares of its capital stock;

          (c) issue, deliver, pledge, encumber or sell, or authorize or propose the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (other than (i) the issuance of such capital stock upon the exercise or conversion of 3Dfx Options or STB Options (as defined in Section 5.14), as the case may be, outstanding on the date of this Agreement in accordance with their present terms or pursuant to the 3Dfx Employee Stock Purchase Plan or the STB Purchase Plan, as the case may be, in accordance with their present terms,
     (ii) the grant of 3Dfx Options in the ordinary course of business consistent with past practice, pursuant to 3Dfx Employee Plans in effect on the date of this Agreement, and the issuance of 3Dfx Common Stock upon exercise thereof, (iii) increases in the number of shares reserved for issuance under the 3Dfx Employee Plans provided that such increases are in connection with, or subject to, shareholder approval at an Annual or Special Meeting of shareholders,

     (iv) the grant of STB Options to purchase up to an aggregate of 50,000 shares of STB Common Stock in the ordinary course of business consistent with past practice, pursuant to STB Employee Plans in effect on the date of this Agreement or authorize or propose any change in its equity capitalization and (v) the purchase by 3Dfx of up to an aggregate of $20 million worth of its Common Stock in the open market pursuant to a stock repurchase program adopted by the 3Dfx Board of Directors and administered in compliance with Rule 10b-18 under the Exchange Act;

          (d) except as otherwise provided in this Agreement, amend its Articles of Incorporation or Bylaws in any manner adverse to the other Company;

          (e) acquire or agree to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

          (f) sell, lease, pledge or otherwise dispose of or encumber any of its assets, except in the ordinary course of business (including, without limitation, any indebtedness owed to it or any claims held by it);

          (g) transfer the stock of any subsidiary to any other subsidiary or any assets or liabilities to any new or, except in the ordinary course of business consistent with past practice, existing subsidiary, or in the case of 3Dfx, in connection with international subsidiaries established for the purposes of achieving tax benefits;

          (h) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any of its debt securities or guarantee, endorse or otherwise as an accommodation become responsible for the obligations of others, or make loans or advances, other than in the ordinary course of business consistent with past practice;

          (i) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than (i) the payment, discharge or satisfaction of liabilities in the ordinary course of business and (ii) the payment of the fees and expenses of counsel and financial advisors relating to this Agreement and the transactions contemplated hereby;

          (j) with respect to STB only, adopt or amend in any material respect any collective bargaining agreement or STB Employee Plan, enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees of STB, or enter into or amend any severance or termination arrangement that provides for payments to any person other than as contemplated by this Agreement;

          (k) change in any material respect the accounting methods or practices followed by such Company, including any material change in any assumption underlying, or method of calculating, any bad debt, contingency or other reserve, except as may be required by changes in GAAP; make any material Tax election or settle or compromise any material federal, state, local or foreign income tax liability or agree to an extension of a statute of limitations;

          (l) enter into any material contract or agreement, except in the ordinary course of business, other than as expressly permitted in this
     Section 5.2 and other than

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

     renewals or replacements of leases scheduled to expire in the near-term in the ordinary course of business; or

          (m) authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Nothing contained herein shall restrict STB from entering into such reasonable contracts as are necessary in connection with furnishing the STB's headquarters.

     5.3  Negotiation with Others.

     (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, STB shall not, directly or indirectly, through any officer, director, employee, representative or agent of STB or any of its subsidiaries, solicit or encourage (including by way of furnishing nonpublic information) or take other action, either directly or indirectly, to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined below) from any person, or engage in any discussions or negotiations relating thereto or in furtherance thereof or accept any Acquisition Proposal. For purposes of this Agreement, "ACQUISITION PROPOSAL" means any inquiries or proposals regarding (i) any merger, consolidation, sale of substantial assets or similar transactions involving STB or any subsidiaries of STB (other than sales of assets or inventory in the ordinary course of business), (ii) purchase of 20% or more of the outstanding shares of capital stock of STB (including without limitation by way of a tender offer or an exchange offer) or similar transactions involving STB or any subsidiaries of STB, (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of 20% or more of the then outstanding shares of capital stock of STB; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     (b) Notwithstanding Section 5.3(a), the restrictions set forth in this Agreement shall not prevent the Board of Directors of STB, in the exercise of and as required by its fiduciary duties as determined by the Board of Directors of STB after consultation with its outside legal counsel, engaging in discussions or negotiations with, and furnishing information concerning STB and its business, properties and assets (but not directly or indirectly soliciting or initiating such discussions or negotiations or directly or indirectly encouraging inquiries or the making of any Acquisition Proposal), to a third party who makes a written, unsolicited, bona fide Acquisition Proposal that is reasonably capable of being consummated and is reasonably likely to be financially superior to the Merger, as determined in each case in good faith by STB's Board of Directors after consultation with STB's financial advisors (a "SUPERIOR PROPOSAL"), provided that 3Dfx shall have been notified in writing of such Acquisition Proposal, including the principal financial terms and conditions thereof and the identity of the person or group making such Acquisition Proposal.

     Upon compliance with the foregoing, STB shall be entitled to (1) withdraw, modify or refrain from making its recommendation referred to in Section 5.4 following receipt of a Superior Proposal, and approve and recommend to the shareholders of STB a Superior Proposal and (2) enter into an agreement with such third party concerning a Superior

Proposal; provided, however, that STB shall immediately make payment in full to 3Dfx of the Breakup Fee as defined in Section 7.3 below.

     (c) If STB or any of its subsidiaries receives any unsolicited offer or proposal to enter negotiations relating to an Acquisition Proposal, STB shall immediately notify 3Dfx thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the principal financial terms and conditions of such offer or proposal, as the case may be.

     (d) Notwithstanding the foregoing, STB shall not provide any non-public information to a third party as described above unless STB provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement previously entered into between 3Dfx and STB.

     (e) STB shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than 3Dfx and Sub) conducted prior to the date of this Agreement with respect to any of the foregoing.

     (f) 3Dfx shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than STB) regarding any merger, consolidation, sale of substantial assets or similar transactions involving 3Dfx.

     5.4 Preparation of S-4 and the Proxy Statement; Other Filings. As promptly as practicable after the date of this Agreement, 3Dfx and STB shall prepare and file with the SEC a preliminary Proxy Statement in form and substance satisfactory to each of 3Dfx and STB and 3Dfx shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of 3Dfx and STB shall use its reasonable efforts to respond to any comments of the SEC, to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement to be mailed to such Company's shareholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, 3Dfx and STB shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or Blue Sky Laws relating to the Merger and the transactions contemplated by this Agreement and the Articles of Merger, including, without limitation, under the HSR Act and state takeover laws (the "OTHER FILINGS"). Each Company will notify the other Company promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement or any Other Filing or for additional information and will supply the other Company with copies of all correspondence between such Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement, the Merger or any Other Filing. The Proxy Statement, the S-4 and the Other Filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the S-4 or any Other Filing, 3Dfx or STB, as the case may be, shall promptly inform the other Company of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of 3Dfx and STB, such amendment or supplement. The Proxy Statement shall include the recommendations of the Board of Directors of 3Dfx in favor of the issuance of 3Dfx Common Stock in connection with the Merger and of the Board of Directors of STB in favor of the Merger, provided that the recommendation of the Board of Directors of STB may not be included or may be withdrawn if previously included if the Board of Directors of STB has accepted a Superior Proposal in accordance with the terms of Section 5.3.

     5.5 Advice of Changes; SEC Filings. Each Company shall promptly provide the other Company (or its counsel) copies of all filings made by such Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby and thereby.

     5.6 Letter of STB'S Independent Auditors. STB shall use all reasonable efforts to cause to be delivered to 3Dfx a letter of PricewaterhouseCoopers, LLP, STB's independent auditors, dated a date within two Business Days before the date on which the S-4 shall become effective and addressed to 3Dfx, in form and substance reasonably satisfactory to 3Dfx and customary in scope and substance for letters delivered by independent auditors in connection with registration statements similar to the S-4.

     5.7 Letter of 3Dfx's Independent Auditors. 3Dfx shall use all reasonable efforts to cause to be delivered to STB a letter of PricewaterhouseCoopers, LLP, 3Dfx's independent auditors, dated a date within two Business Days before the date on which the S-4 shall become effective and addressed to STB, in form and substance reasonably satisfactory to STB and customary in scope and substance for letters delivered by independent auditors in connection with registration statements similar to the S-4.

     5.8 Shareholders Meetings. 3Dfx and STB each shall call a meeting of its respective shareholders to be held as promptly as practicable for the purpose of voting upon, in the case of 3Dfx, the issuance of 3Dfx Common Stock in connection with the Merger and, in the case of STB, this Agreement. 3Dfx and STB shall coordinate and cooperate with respect to the timing of the Shareholders Meetings and shall use their respective reasonable efforts to hold the Shareholders Meetings on the same day as soon as practicable after the date of this Agreement.

     5.9  Agreements to Take Reasonable Action.

     (a) STB shall take, and shall cause its subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on STB or its subsidiaries with respect to the Merger (including furnishing the information required under the HSR Act) and shall take all reasonable actions necessary to cooperate promptly with and furnish information to 3Dfx in connection with any such requirements imposed upon 3Dfx or Sub or any subsidiary of 3Dfx or Sub in connection with the Merger. STB shall take, and shall cause its subsidiaries to take, all reasonable actions necessary
(i) to obtain (and will take all reasonable actions necessary to promptly cooperate with 3Dfx or Sub and their subsidiaries in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by STB or any of its subsidiaries (or by 3Dfx or any of its subsidiaries) in connection with the Merger or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of STB to consummate the transactions contemplated hereby; (iii) to fulfill all conditions applicable to STB or 3Dfx pursuant to this Agreement reasonably within that party's control; and (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be;

provided, however, that with respect to clauses (i) through (iv) above, STB and its subsidiaries will take only such curative measures (such as licensing and divestiture) as 3Dfx and STB mutually determine, in good faith, to be reasonable.

     (b) 3Dfx and Sub shall take, and shall cause their subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them or their subsidiaries with respect to the Merger (including furnishing the information required under the HSR Act) and shall take all reasonable actions necessary to cooperate promptly with and furnish information to STB in connection with any such requirements imposed upon STB or any subsidiary of STB in connection with the Merger. 3Dfx and Sub shall take, and shall cause their subsidiaries to take, all reasonable actions necessary (i) to obtain (and will take all reasonable actions necessary to promptly cooperate with STB and its subsidiaries in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by 3Dfx or any of its subsidiaries (or by STB or any of its subsidiaries) in connection with the Merger or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of 3Dfx or Sub to consummate the transactions contemplated hereby; (iii) to fulfill all conditions applicable to 3Dfx or Sub or STB pursuant to this Agreement; and (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, that with respect to clauses (i) through (iv) above 3Dfx and its subsidiaries will take only such curative measures (such as licensing and divestiture) as 3Dfx determines, in good faith, to be reasonable.

     (c) Subject to the terms and conditions of this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, subject to the appropriate approval of the shareholders of 3Dfx and STB. 3Dfx and STB will use their reasonable best efforts to resolve any competitive issues relating to or arising under the HSR Act or any other federal or state antitrust or fair trade law raised by any Governmental Entity including making offers of curative divestitures and/or licensing of technology which 3Dfx determines, in good faith, to be reasonable. If such offers are not accepted by such Governmental Entity, 3Dfx (with STB's cooperation) shall pursue all litigation resulting from such issues. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

     5.10 Consents. 3Dfx, Sub and STB shall each use best efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required of any of 3Dfx, STB or Sub in order to permit the consummation of the Merger and the transactions contemplated by this Agreement and to enable the Surviving Corporation to conduct and operate the business of STB and its subsidiaries substantially as presently conducted and as contemplated to be conducted.

     5.11 Nasdaq Additional Shares Listing. 3Dfx will cause the shares of 3Dfx Common Stock issuable to the shareholders of STB in the Merger to be listed for trading on the NASDAQ National Market.

     5.12 Public Announcements. 3Dfx, Sub and STB shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by law.

     5.13 Affiliates. Set forth on Exhibit E hereto is a list of those persons who may be deemed to be, in STB's reasonable judgment, affiliates of STB within the meaning of Rule 145 promulgated under the Securities Act (each a "STB RULE 145 AFFILIATE"). STB will provide 3Dfx with such information and documents as 3Dfx reasonably requests for purposes of reviewing such list. STB will use its reasonable best efforts to deliver or cause to be delivered to 3Dfx, as promptly as practicable on or following the date hereof, from each STB Rule 145 Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit F (the "STB AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. 3Dfx will be entitled to place appropriate legends on the shares of 3Dfx Common Stock to be received by a STB Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the 3Dfx Common Stock, consistent with the terms of the STB Affiliate Agreement.

     5.14  STB Options.

     (a) At the Effective Time, each outstanding option to purchase shares of STB Common Stock issued pursuant to (i) the STB Option Plan that vested prior to the Merger other than Accelerated Options as defined in Section 5.14(d) and (ii) the STB Director Plan that is not exercised as described in Section 5.14(e) below, shall be assumed by 3Dfx (collectively, the "Converting STB Options"). Accordingly, each Converting STB Option so assumed shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable immediately prior to the Effective Time under such Converting STB Option, the number, rounded down to the nearest whole integer, of full shares of 3Dfx Common Stock equal to the product of the number of shares of STB Common Stock that were issuable upon the full exercise of such Converting STB Option multiplied by the Exchange Ratio at a price per share equal to (y) the exercise price per share for the shares of STB Common Stock otherwise purchasable pursuant to such Converting STB Option divided by (z) the Exchange Ratio, with such exercise price per share rounded up to the nearest whole cent.

     (b) As soon as practicable after the Effective Time, 3Dfx shall deliver to each holder of a Converting STB Option a document evidencing the foregoing assumption of such Converting STB Option by 3Dfx.

     (c) As soon as practicable after the Effective Time, 3Dfx shall file a registration statement on Form S-8 (or any successor or other appropriate form), or another appropriate form with respect to the shares of 3Dfx Common Stock subject to such Converting STB Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converting STB Options remain outstanding.

     (d) STB agrees to solicit all of its employees who hold options granted under the STB Option Plan that will accelerate and become fully vested and exercisable as a result of the Merger (the "Accelerated Options") to make an election not less than five (5) Business Days prior to the Effective Date to either (i) exercise any or all of the Accelerated Options held by such employee upon the acceleration of such Accelerated Options and purchase the related shares of STB Common Stock (which shares shall convert into shares of 3Dfx Common Stock pursuant to the Merger upon the Effective Date) or (ii) receive a cash payment from STB on the Effective Date equal to the amount, if any, by which the exercise price of each of the Accelerated Options held by such employee that were not exercised is exceeded by the average of the per share closing prices of the STB Common Stock reported on the Nasdaq National Market for the ten (10) trading days immediately preceding the Effective Date. STB shall on the Effective Date pay to each employee who elects to receive a cash payment the amount of such cash payment as provided above. Except as addressed above, all Accelerated Options shall terminate on the Effective Date, and in any event shall not be assumed by 3Dfx.

     (e) STB shall take all actions necessary to ensure that all options granted under the STB Director Plan shall become fully vested and exercisable five (5) Business Days prior to the Effective Date. STB also agrees to solicit all of its directors who hold options granted under the STB Director Plan to provide notice not less than five (5) Business Days prior to the Effective Date of his intent to exercise any or all of such options and purchase shares of STB Common Stock (which shares shall convert into shares of 3Dfx Common Stock pursuant to the Merger upon the Effective Date), with any such options not so exercised becoming Converting STB Options that will be treated in accordance with Section 5.14(a) above.

     5.15 STB Employee Stock Purchase Plan. STB agrees that it shall not effect any new offering periods effective as of March 31, 1999 immediately after the exercise of all Options whose Exercise Period ends on March 31, 1999; Participants in the STB Purchase Plan with outstanding Options whose 12-month "Exercise Period" (as such term is defined in the STB Purchase Plan) commences April 1, 1999 and ends March 31, 2000 (the "Outstanding Purchase Options") shall not have their rights under such Plan impaired or affected. Holders of Outstanding Purchase Options shall have such options assumed by 3Dfx at the Effective Time. Accordingly, each Outstanding Purchase Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the STB Purchase Plan, a number of full shares of 3Dfx Common Stock determined as provided in the STB Purchase Plan at a price per share equal to (y) the option price per share for the shares of STB Common Stock otherwise purchasable pursuant to such Plan divided by (z) the Exchange Ratio rounded up to the nearest whole cent. 3Dfx agrees that from and after the Effective Time, STB employees may participate in the 3Dfx Employee Stock Purchase Plan, subject to the terms and conditions of such plan. Notwithstanding anything to the contrary contained herein, in the event that the termination date of the offering period occurs on any date other than March 31, all dates in this
Section 5.15 shall be adjusted accordingly.

     5.16  Indemnification and Insurance.

     (a) From and after the Effective Time, 3Dfx will, and will also cause the Surviving Corporation to, fulfill and honor in all respects the obligations of STB pursuant to any indemnification agreements between STB and its present and former directors and officers in effect immediately prior to the Effective Time (the "INDEMNIFIED PARTIES") and any indemnification provisions under STB's Articles of Incorporation or Bylaws as in effect on the date hereof. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of STB as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of STB, unless such modification is required by law.

     (b) For a period of six years after the Effective Time, 3Dfx will, or will cause the Surviving Corporation to, use all commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by STB's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of STB; provided, however, that in no event will 3Dfx or the Surviving Corporation be required to expend in excess of 125% of the annual premium currently paid by STB for such coverage (or such coverage as is available for such 125% of such annual premium).

     (c) The provisions of this Section 5.16 are intended to be in addition to the rights otherwise available to the Indemnified Parties by law, charter, statute, bylaw, resolution of the Board of Directors of STB or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

     5.17 Notification of Certain Matters. STB shall give prompt notice to 3Dfx, and 3Dfx and Sub shall give prompt notice to STB, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of STB or 3Dfx and Sub, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.18 Tax-Free Reorganization. From and after the date of this Agreement, each of 3Dfx, Sub and STB shall use best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other party hereto, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. In particular, 3Dfx and Sub represent and warrant that they have no plan to cause the Surviving Corporation to issue additional shares of its Stock, or dispose of stock, that would result in 3Dfx or Surviving Corporation losing control of the Surviving Corporation within the meaning of
Section 368(c) of the Code.

     5.19 STB 401( k) Plan. At the request of 3Dfx, STB shall take all necessary corporate action terminate, or cause its subsidiaries to terminate, as the case may be, all 401(k) plans maintained by STB or any of its subsidiaries.

     5.20 Amended Employment Agreements. 3Dfx agrees to assume, and be bound by, each of the employment agreements between STB and each of Messrs. Ogle, Eisenbach, Hopkins and Long, as amended in contemplation of the Merger.

                                   ARTICLE 6

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date of the following conditions:

     (a) HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated.

     (b) Shareholder Approval. The issuance of 3Dfx Common Stock in connection with the Merger shall have been approved by the requisite vote of the shareholders of 3Dfx (as described in Section 4.25) and this Agreement shall have been approved and adopted by the requisite vote of the shareholders of STB (as described in Section 3.25), in each case in accordance with applicable law and the rules and, with respect to 3Dfx, in accordance with the regulations of Nasdaq.

     (c) Effectiveness of the S-4. The S-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

     (d) Governmental Entity Approvals. All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not, in the reasonable opinion of 3Dfx, have a Material Adverse Effect on STB or 3Dfx.

     (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "INJUNCTION") preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced which makes the consummation of the Merger illegal or prevents or prohibits the Merger.

     (f) Tax Opinions. 3Dfx and STB shall each have received written opinions from their respective counsel Wilson Sonsini Goodrich & Rosati, Professional Corporation and Locke Purnell Rain Harrell in form and substance reasonably satisfactory to them to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code with respect to the 3Dfx Common Stock to be received by holders of STB Common Stock in the Merger. In rendering such opinions, counsel may rely upon (and 3Dfx, Sub and STB shall be required to make) reasonably requested representations of 3Dfx, Sub and STB.

     (g) Listing of Shares. 3Dfx will have amended its listing application with the NASDAQ Stock Market to include the shares of Common Stock issued under this Agreement.

     6.2 Conditions of Obligations of 3Dfx and Sub. The obligations of 3Dfx and Sub to effect the Merger are subject to the satisfaction of the following additional conditions, unless waived in writing by 3Dfx:

     (a) Representations and Warranties. The representations and warranties of STB set forth in this Agreement shall be true and correct (determined without regard to any materiality qualifiers in any particular representation or warranty, including without limitation "Material Adverse Effect") (i) as of the date hereof and (ii) as of the Closing Date, as though made on and as of the Closing Date (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies as individually or in the aggregate which would not have a Material Adverse Effect (x) in the case of clause (i) on STB and subsidiaries taken as a whole and (y) in the case of clause (ii) on 3Dfx, STB and their respective subsidiaries taken as a whole (as if the Merger were consummated); and 3Dfx shall have received a certificate signed by the chief executive officer and the chief financial officer of STB to such effect.

     (b) Performance of Obligations of STB. STB shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement prior to or as of the Closing Date, and 3Dfx shall have received a certificate signed by the chief executive officer and the chief financial officer of STB to such effect.

     (c) Consents. 3Dfx and Sub shall have received duly executed copies of all third-party consents and approvals contemplated by this Agreement in form and substance reasonably satisfactory to 3Dfx and Sub, except those consents that the failure to so receive would not, individually or in the aggregate, have a Material Adverse Effect on STB; provided, however, that this Section 6.2(c) shall not apply to any consent required under or in connection with the Participation Agreement dated as of November 14, 1997 among Asset XVII Holdings, L.L.C., as lessor, STB Systems, Inc., as lessee, and Bank One, Texas, N.A., as lender, required by other agreements related thereto, or contemplated in connection with transactions thereunder.

     (d) Shareholder Consent. This Agreement and the Merger shall have been approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the STB Common Stock.

     6.3 Conditions of Obligation of STB. The obligation of STB to effect the Merger is subject to the satisfaction of the following conditions, unless waived in writing by STB:

     (a) Representations and Warranties. The representations and warranties of 3Dfx and Sub set forth in this Agreement shall be true and correct (determined without regard to any materiality qualifiers in any particular representation or warranty, including without limitation "Material Adverse Effect") (i) as of the date hereof and (ii) as of the Closing Date, as though made on and as of the Closing Date (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies as individually or in the aggregate which would not have a Material Adverse Effect (x) in the case of clause (i) on 3Dfx and its subsidiaries taken as a whole and (y) in the case of clause (ii) on 3Dfx, STB and their respective subsidiaries taken as a whole (as if the Merger were consummated); and STB shall have received a certificate signed by the chief executive officer and the chief financial officer of 3Dfx and the president of Sub to such effect.

     (b) Performance of Obligations of 3Dfx and SUB. Each of 3Dfx and Sub shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement prior to or as of the Closing Date, and STB shall have received a certificate signed by the chief executive officer and the chief financial officer of 3Dfx and the president of Sub to such effect.

     (c) Consents. STB shall have received duly executed copies of all material third-party consents and approvals contemplated by this Agreement in form and substance satisfactory to STB, except those consents that the failure to so receive, would not, individually or in the aggregate, have a Material Adverse Effect on 3Dfx.

     (d) Election of Board. 3Dfx shall have reconstituted its Board, effective as of the Effective Time, such that its membership consists of those persons listed in Exhibit G to this Agreement.

                                   ARTICLE 7

                                  TERMINATION

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the shareholders of 3Dfx and STB:

          (a) by mutual written consent duly authorized by the Boards of Directors of 3Dfx and STB;

          (b) by either 3Dfx or STB if the Merger shall not have been consummated by May 31, 1999 (provided that if the Merger shall not have been consummated due to the waiting period (or any extension thereof) under the HSR Act not having expired or been terminated, or due to an action having been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, then such date shall be extended to July 31, 1999, and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

          (c) by either 3Dfx or STB if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall (i) have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable or (ii) seek to enjoin the Merger and the terminating party reasonably believes that the time period required to resolve such governmental action and the related uncertainty is reasonably likely to have a Material Adverse Effect on either 3Dfx or STB; or

          (d) by either 3Dfx or STB if the required approvals of the shareholders of 3Dfx or STB contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of shareholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain shareholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement); or

          (e) by either 3Dfx or STB, if STB (A) shall have accepted or recommended to the shareholders of STB a Superior Proposal, and (B) in the case of the termination of this Agreement by STB, STB shall have paid to 3Dfx all amounts owing by STB to 3Dfx under Section 7.3(b); or

          (f) by 3Dfx, if the Board of Directors of STB shall have withdrawn, modified or refrained from making its recommendation concerning the Merger referred to in Section 5.4 or if a third party other than 3Dfx or any of its affiliates (including a person or a group as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) acquires beneficial ownership of, or the right to acquire beneficial ownership of, at least thirty-three percent (33%) of STB's outstanding voting equity securities; or

          (g) by STB, upon a breach of any representation, warranty, covenant or agreement on the part of 3Dfx set forth in this Agreement, or if any representation or warranty of 3Dfx shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in 3Dfx's representations and warranties or breach by 3Dfx is curable by 3Dfx through the exercise of its reasonable efforts and for so long as 3Dfx continues to exercise such reasonable efforts, STB may not terminate this Agreement under this Section 7.1(g); or

          (h) by 3Dfx, upon a breach of any representation, warranty, covenant or agreement on the part of STB set forth in this Agreement, or if any representation or warranty of STB shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in STB's representations and warranties or breach by STB is curable by STB through the exercise of its reasonable efforts and for so long as STB continues to exercise such reasonable efforts, 3Dfx may not terminate this Agreement under this Section 7.1(h).

     7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and
Article 8, each of which shall survive the termination of this Agreement, and
(ii) nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with its terms.

     7.3  Fees and Expenses.

     (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that 3Dfx and STB shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) Upon the occurrence of any of the following events, STB shall immediately make payment to 3Dfx (by wire transfer or cashiers check) of a breakup fee in the amount of $5.0 million (the "BREAKUP FEE"): (i) STB shall have accepted a Superior Proposal; (ii) the Board of Directors of STB shall have withdrawn, modified or refrained from making its recommendation concerning the Merger referred to in Section 5.4, or shall have disclosed publicly its intention to change such recommendation; or (iii) a third party other than 3Dfx or its affiliates (including a person or a group as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) acquires beneficial ownership of, or the right to acquire beneficial ownership of, at least thirty-three percent (33%) of STB's outstanding voting equity securities. Payment of the Breakup Fee shall be subject to offset as described in the STB Option Agreement.

     (c) Upon the occurrence of a termination pursuant to Sections 7.1(d), (g) or (h), the terminating party shall be entitled to receive from the non-terminating party all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that this
Section 7.3(c) shall not apply if, as a result of such termination by 3Dfx under Sections 7.1(d) or (h), STB shall become obligated to pay the Breakup Fee in accordance with Section 7.3(b).

     (d) Payment of the fees described in Section 7.3(b) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     8.1 Amendment. This Agreement may be amended prior to the Effective Time by the parties, by action taken by their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of 3Dfx and STB but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     8.2 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     8.3 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be conditions to the Merger and shall not survive the Merger, except for the agreements contained in Sections 2.3 (further assurances) 5.14 (options), 5.15 (employee stock purchase plan), 5.16 (indemnification), 5.18 (tax-free reorganization) and
7.3 (fees and expenses), each of which shall survive the Merger.

     8.4 Entire Agreement. This Agreement, the STB Option Agreement, (and the other exhibits hereto), the Confidentiality Agreement and the other documents referenced herein contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, with respect thereto.

     8.5 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     8.6 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, faxed, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to 3Dfx or Sub, to:
                 3Dfx Interactive, Inc.
                 4435 Fortran Drive
                 San Jose, California 95134
                 Attention: Chief Financial Officer
                 Facsimile: (408) 262-5551

            with a copy to:
                 Wilson Sonsini Goodrich & Rosati
                 650 Page Mill Road
                 Palo Alto, CA 94304-1050
                 Attention: Robert P. Latta, Esq./Chris F. Fennell, Esq.
                 Facsimile: (650) 845-5000

        (b) if to STB, to:
                 STB Systems, Inc.
                 3400 Waterview Parkway
                 Richardson, Texas 75080
                 Attention: Chief Financial Officer
                 Facsimile: (972) 680-7153
                 cc: Legal Department

            with a copy to:
                 Locke Purnell Rain Harrell
                 2200 Ross Avenue, Suite 2200
                 Dallas, Texas 75201
                 Attention: John B. McKnight, Esq.
                 Facsimile: (214) 740-8800

     All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party receiving such fax shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized, overnight courier, on the Business Day following dispatch and (d) in the case of mailing, on the third Business Day following such mailing.

     8.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.9 Benefits; Assignment. This Agreement is not intended to confer upon any person other than the parties any rights or remedies hereunder and shall not be assigned by operation of law or otherwise; provided, however, that (i) the holders of STB Options and the participants under the STB Purchase Plan are intended beneficiaries of the covenants and agreements contained in Sections
5.14 and 5.15; (ii) the officers and directors of STB are intended beneficiaries of the covenants and agreements contained in Section 5.16; (iii) certain officers of STB are intended beneficiaries of the Agreements described in
Section 5.20; and (iv) Sub may assign all or any portion of its rights hereunder to any other newly-formed, wholly-owned subsidiary of 3Dfx, and STB shall execute any amendment to this Agreement necessary to provide the benefits of this Agreement to any such assignee.

     8.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California where applicable to contracts made and to be performed therein except to the extent that the laws of the State of Texas shall govern the Merger.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the date first written above.

                                          3DFX INTERACTIVE, INC.

                                          By: /s/ GREG BALLARD
                                             -----------------------------------

                                          Name: Greg Ballard
                                                --------------------------------

                                          Title: President & CEO
                                               ---------------------------------

                                          VOODOO MERGER SUB, INC.

                                          By: /s/ GREG BALLARD
                                             -----------------------------------

                                          Name: Greg Ballard
                                                --------------------------------

                                          Title: President & CEO
                                               ---------------------------------

                                          STB SYSTEMS, INC.

                                          By: /s/ WILLIAM E. OGLE
                                             -----------------------------------

                                          Name: William E. Ogle
                                                --------------------------------

                                          Title: Chief Executive Officer
                                               ---------------------------------

                        [SIGNATURE PAGE TO AGREEMENT AND
                            PLAN OF REORGANIZATION]

                                   APPENDIX B

                         FORM OF 3DFX VOTING AGREEMENT

                             3DFX INTERACTIVE, INC.

                                VOTING AGREEMENT

     This Voting Agreement ("AGREEMENT") is made and entered into as of December 13, 1998 between STB Systems, Inc., a Texas corporation ("STB"), and the undersigned shareholder ("SHAREHOLDER") of 3Dfx Interactive, Inc., a California corporation ("3Dfx").

                                    RECITALS

     A. Concurrently with the execution of this Agreement, 3Dfx, STB, and Voodoo Merger Sub, a Texas corporation and a wholly owned subsidiary of 3Dfx ("MERGER SUB"), have entered into an Agreement and Plan of Reorganization of even date herewith (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into STB. Pursuant to the Merger, shares of Common Stock of STB will be converted into the right to receive shares of Common Stock of 3Dfx in the manner set forth in the Merger Agreement.

     B. The Shareholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding Common Stock of 3Dfx as is indicated on the final page of this Agreement (the "SHARES").

     C. As a material inducement to enter into the Merger Agreement, STB desires the Shareholder to agree, and the Shareholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of 3Dfx acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below), except as otherwise permitted hereby, and to vote the Shares and any other such shares of capital stock of 3Dfx so as to facilitate consummation of the Merger.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

     1. Agreement to Retain Shares.

     1.1 Transfer and Encumbrance. Shareholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms.

     1.2 Additional Purchases. Shareholder agrees that any shares of capital stock of 3Dfx that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. At every meeting of the shareholders of 3Dfx called with respect to, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of 3Dfx with respect to, approval of the Merger Agreement, Shareholder shall vote the Shares and any New Shares in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. Shareholder agrees not to take any actions contrary to Shareholder's obligations under this Agreement.

     3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to STB a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable, with respect to the total number of shares of capital stock of 3Dfx beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

     4.  Representations, Warranties and Covenants of the
Shareholder. Shareholder hereby represents, warrants and covenants to STB that Shareholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of 3Dfx other than the Shares (excluding shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     5. Additional Documents. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of STB and Shareholder, as the case may be, to carry out the intent of this Agreement.

     6. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

     7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     8.  Miscellaneous.

     8.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     8.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that STB will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreement of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to STB upon any such violation, STB shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to STB at law or in equity.

     8.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

        If to STB:

             STB Systems, Inc.
             3400 Waterview Parkway
             Richardson, Texas 75080
             Attention: Chief Financial Officer
             Facsimile: (972) 680-7153

        With a copy to:

             Locke Purnell Rain Harrell
             2200 Ross Avenue, Suite 2200
             Dallas, Texas 75201
             Attention: John B. McKnight, Esq.
             Facsimile: (214) 740-8800

        If to the Shareholder:

             At the address provided on the
             signature page hereto

        With a copy to:

             Wilson Sonsini Goodrich & Rosati
             650 Page Mill Road
             Palo Alto, CA 94306-1050
             Attention: Robert P. Latta, Esq./
                        Chris F. Fennell, Esq.
             Facsimile: (650) 845-5000

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     8.6 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California without giving effect to the conflicts of laws principles thereof.

     8.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

     8.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

               [Remainder of This Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                                          STB SYSTEMS, INC.

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          SHAREHOLDER

                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Shareholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Number of Shares Beneficially Owned:

                                           shares of Common Stock

                       [Voting Agreement Signature Page]

                                    ANNEX A

                               IRREVOCABLE PROXY

     The undersigned Shareholder of 3Dfx Interactive, Inc., a California corporation ("3DFX"), hereby irrevocably appoints the directors on the Board of Directors of STB Systems, Inc., a Texas corporation ("STB"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of 3Dfx beneficially owned by the undersigned, which shares are listed on the final page of this Irrevocable Proxy (the "SHARES"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until the earlier to occur of (i) such time as that certain Agreement and Plan of Reorganization dated as of December 13, 1998 (the "MERGER AGREEMENT"), among 3Dfx, Voodoo Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of 3Dfx ("MERGER SUB"), and STB, shall be terminated in accordance with its terms or (ii) the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

     This proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of December 13, 1998 between STB and the undersigned Shareholder (the "VOTING AGREEMENT"), and is granted in consideration of STB entering into the Merger Agreement. STB and the undersigned Shareholder agree and acknowledge that the grant of this irrevocable proxy is a material inducement for STB to enter into the Merger Agreement and is therefore coupled with an interest and irrevocable. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of 3Dfx shareholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger.

     The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the shareholders of 3Dfx and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and may not exercise this proxy on any other matter. The undersigned Shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This proxy is irrevocable.

Dated: December   , 1998

                                          Signature of Shareholder:

                                          Print Name of Shareholder:

                                          Shares beneficially owned:

                                           shares of Common Stock

                              [Irrevocable Proxy]

                                   APPENDIX C

                          FORM OF STB VOTING AGREEMENT

                               STB SYSTEMS, INC.

                                VOTING AGREEMENT

     This Voting Agreement ("AGREEMENT") is made and entered into as of December 13, 1998 between 3Dfx Interactive, Inc., a California corporation ("3DFX"), and the undersigned shareholder ("SHAREHOLDER") of STB Systems, Inc. a Texas corporation (the "STB").

                                    RECITALS

     A. Concurrently with the execution of this Agreement, 3Dfx, STB and Voodoo Merger Sub, a Texas corporation and a wholly owned subsidiary of 3Dfx ("MERGER SUB"), have entered into an Agreement and Plan of Reorganization of even date herewith (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into STB. Pursuant to the Merger, shares of Common Stock of STB will be converted into the right to receive shares of Common Stock of 3Dfx in the manner set forth in the Merger Agreement.

     B. The Shareholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding Common Stock of STB as is indicated on the final page of this Agreement (the "SHARES").

     C. As a material inducement to enter into the Merger Agreement, 3Dfx desires the Shareholder to agree, and the Shareholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of STB acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below), except as otherwise permitted hereby, and to vote the Shares and any other such shares of capital stock of STB so as to facilitate consummation of the Merger.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

     1. Agreement to Retain Shares.

     1.1 Transfer and Encumbrance. Shareholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms.

     1.2 Additional Purchases. Shareholder agrees that any shares of capital stock of STB that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. At every meeting of the shareholders of STB called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of STB with respect to any of the following, Shareholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with 3Dfx and its affiliates and against any liquidation or winding up of STB (each of the foregoing is hereinafter referred to as an "OPPOSING PROPOSAL"). Shareholder agrees not to take any actions contrary to Shareholder's obligations under this Agreement.

     3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to 3Dfx a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable, with respect to the total number of shares of capital stock of STB beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

     4. Representations, Warranties and Covenants of the
Shareholder. Shareholder hereby represents, warrants and covenants to 3Dfx as follows:

     4.1 Ownership of Shares. Shareholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of STB other than the Shares (excluding shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     4.2 No Proxy Solicitations. Shareholder will not, and will not permit any entity under Shareholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a shareholders' vote or action by consent of STB shareholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of STB with respect to an Opposing Proposal.

     5. Additional Documents. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of 3Dfx and Shareholder, as the case may be, to carry out the intent of this Agreement.

     6. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

     7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     8. Miscellaneous.

     8.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     8.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that 3Dfx will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreement of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to 3Dfx upon any such violation, 3Dfx shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to 3Dfx at law or in equity.

     8.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

          If to 3Dfx:

               3Dfx Interactive, Inc.
               4435 Fortran Drive
               San Jose, California 95134
               Attention: Chief Financial Officer
               Facsimile: (408) 262-5551

          With a copy to:

               Wilson Sonsini Goodrich & Rosati
               650 Page Mill Road
               Palo Alto, California 94304-1050
               Attention: Robert P. Latta, Esq./
                          Chris F. Fennell, Esq.

          If to the Shareholder:

               At the address provided on the signature page hereto

          With a copy to:

               Locke Purnell Rain Harrell
               2200 Ross Avenue, Suite 2200
               Dallas, Texas 75201
               Attention: John B. McKnight, Esq.
               Facsimile: (214) 740-8800

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     8.6 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California without giving effect to the conflicts of laws principles thereof.

     8.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

     8.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

               [Remainder of This Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                                          3DFX INTERACTIVE, INC.

                                          By:
                                             -----------------------------------

                                          Name:
                                                --------------------------------

                                          Title:
                                              ----------------------------------

                                          SHAREHOLDER

                                          --------------------------------------
                                          Name:

                                          Shareholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Number of Shares Beneficially Owned:

                                                         shares of Common Stock

                       [Voting Agreement Signature Page]

                                    ANNEX A

                               IRREVOCABLE PROXY

     The undersigned Shareholder of STB Systems, Inc., a Texas corporation ("STB"), hereby irrevocably appoints the directors on the Board of Directors of 3Dfx Interactive, Inc., a California corporation ("3DFX"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of STB beneficially owned by the undersigned, which shares are listed on the final page of this Irrevocable Proxy (the "SHARES"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until the earlier to occur of (i) such time as that certain Agreement and Plan of Reorganization dated as of December 13, 1998 (the "MERGER AGREEMENT"), among 3Dfx, Voodoo Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of 3Dfx ("MERGER SUB"), and STB, shall be terminated in accordance with its terms or
(ii) the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

     This proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of December 13, 1998 between 3Dfx and the undersigned Shareholder (the "VOTING AGREEMENT"), and is granted in consideration of 3Dfx entering into the Merger Agreement. 3Dfx and the undersigned Shareholder agree and acknowledge that the grant of this irrevocable proxy is a material inducement for 3Dfx to enter into the Merger Agreement and is therefore coupled with an interest and irrevocable. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of STB shareholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of STB with any party other than 3Dfx and its affiliates and against any liquidation or winding up of STB.

     The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the shareholders of STB and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any merger, consolidation, sale of assets, reorganization or recapitalization of STB with any party other than 3Dfx and its affiliates, and against any liquidation or winding up of STB, and may not exercise this proxy on any other matter. The undersigned Shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This proxy is irrevocable.

Dated: December   , 1998

                                          Signature of
                                          Shareholder:

                                          Print Name of
                                          Shareholder:

                                          Shares beneficially owned:

                                                         shares of Common Stock

                                   APPENDIX D

                              STB OPTION AGREEMENT

                             STOCK OPTION AGREEMENT

     THE OPTION EVIDENCED BY THIS OPTION AGREEMENT MAY NOT BE TRANSFERRED EXCEPT TO A WHOLLY-OWNED SUBSIDIARY OF 3DFX.

     THIS STOCK OPTION AGREEMENT (the "Option Agreement") is dated as of December 13, 1998, between STB Systems, Inc., a Texas corporation ("STB"), and 3Dfx Interactive, Inc., a California corporation ("3Dfx").

                                    RECITALS

     A. 3Dfx, Vodoo Merger Sub, a Texas Corporation and a wholly-owned subsidiary of 3Dfx ("Sub"), and STB are simultaneously herewith entering into an Agreement and Plan of Reorganization (the "Reorganization Agreement") which provides, among other things, that, upon the terms and subject to the conditions thereof, Sub will be merged with and into STB (the "Merger"), pursuant to which each issued and outstanding share of common stock, par value $0.01 per share, of STB (the "STB Common Stock") outstanding immediately prior to the Merger will be converted into .65 shares (the "Exchange Ratio") of common stock of 3Dfx, no par value per share.

     B. As a condition to their willingness to enter into the Reorganization Agreement, 3Dfx and Sub have required that STB agree, and STB has agreed, to enter into this Option Agreement, which provides, among other things, that STB grant 3Dfx an option to purchase shares of STB Common Stock upon the terms and subject to the conditions provided for herein.

     NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Option Agreement and the Reorganization Agreement, the parties agree as follows:

     1. Grant of Option. Subject to the terms and conditions of this Option Agreement, STB hereby grants to 3Dfx an irrevocable option (the "Option") to purchase 1,890,883 shares of STB Common Stock (the "Option Shares") at an exercise price of $5.7813 per share of STB Common Stock, subject to adjustment as provided below (the "Option Price"). Capitalized terms used herein but not defined herein shall have the meanings set forth in the Reorganization Agreement.

     2. Exercise of Option.

     (a) Subject to the satisfaction or waiver of the conditions set forth in
Section 9 of this Option Agreement, prior to the termination of this Option Agreement in accordance with its terms, 3Dfx or its designee (which shall be a wholly-owned subsidiary of 3Dfx) may exercise the Option, in whole or in part, at any time or from time to time on or after the public disclosure of, or 3Dfx shall have learned of, the earliest event to occur of the following:

          (i) any person or group other than 3Dfx or its affiliates shall have acquired or become the beneficial owners (within the meaning of Section 13(d)(3) of the Exchange Act) of more than 20% of the outstanding shares of STB Common Stock, or shall have been granted any option or right, conditional or otherwise, to acquire more than 20% of the outstanding shares of STB Common Stock (provided that in the event that such option or right expires unexercised, then to the extent the Option has not already been exercised, it shall no longer be exercisable except as otherwise provided in this Option Agreement);

          (ii) any person other than 3Dfx and its affiliates shall have made a tender offer or exchange offer (or entered into an agreement to make such a tender offer or exchange offer) for at least 20% of the then outstanding shares of STB Common Stock (provided that in the event that such tender offer or exchange offer or other proposal is withdrawn or terminates prior to consummation of such offer or proposal, then to the extent the Option has not already been exercised, it shall no longer be exercisable except as otherwise provided in this Section 2(a)); or

          (iii) STB shall have entered into a written definitive agreement or written agreement in principle in connection with a liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of STB and its subsidiaries, taken as a whole or all or a material portion of the equity interest in STB and its subsidiaries, taken as a whole, or other similar transaction or business combination.

     (b) In the event 3Dfx wishes to exercise the Option at such time as the Option is exercisable, 3Dfx shall deliver written notice (the "Exercise Notice") to STB specifying its intention to exercise the Option, the total number of Option Shares it wishes to purchase and a date and time for the closing of such purchase (a "Closing") not later than thirty (30) business days from the later of (i) the date such Exercise Notice is given and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If prior to the Expiration Date (as defined in Section 11 below) any person or group (other than 3Dfx or its affiliates) shall have made a bona fide proposal that becomes publicly disclosed, with respect to a tender offer or exchange offer for 50% or more of the then outstanding shares of STB Common Stock (a "Share Proposal"), a merger, consolidation or other business combination (a "Merger Proposal") or any acquisition of a material portion of the assets of STB (an "Asset Proposal"), or shall have acquired 50% or more of the then outstanding shares of STB Common Stock (a "Share Acquisition"), and this Option is then exercisable then 3Dfx, in lieu of exercising the Option, shall have the right at any time thereafter (for so long as the Option is exercisable under Section 2(a)) to request in writing that STB pay, and promptly (but in any event not more than five (5) business days) after the giving by 3Dfx of such request, STB shall, subject to Section 2(c) below, pay to 3Dfx, in cancellation of the Option, an amount in cash (the "Cancellation Amount") equal to (i) the excess over the Option Price of the greater of (A) the last sale price of a share of STB Common Stock as reported on the Nasdaq Stock Market on the last trading day prior to the date of the Exercise Notice, or (B)(1) the highest price per share of STB Common Stock offered to be paid or paid by any such person or group pursuant to or in connection with a Share Proposal, a Share Acquisition or a Merger Proposal or
(2) the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with an Asset Proposal, divided by the number of shares of STB Common Stock then outstanding, multiplied by (ii) the number of Option Shares then covered by the Option. If all or a portion of the price per share of STB Common Stock offered paid or payable or the aggregate consideration offered paid or payable for the assets of STB, each as contemplated by the preceding sentence, consists of noncash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined by the investment bankers of STB and the investment bankers of 3Dfx.

     (c) Following exercise of the Option by 3Dfx, in the event that 3Dfx sells, pledges or otherwise disposes (including, without limitation, by merger or exchange) any of the Option Shares (a "Sale") then (i) any Breakup Fee due and payable by STB following such time shall be offset by the amount received (whether in cash, loan proceeds, securities or otherwise) by 3Dfx in such Sale less the exercise price of such Option Shares sold in the Sale (the "Offset Amount"), and (ii) if STB has paid to 3Dfx the Breakup Fee prior to the Sale, then 3Dfx shall immediately remit to STB the Offset Amount. Further, notwithstanding Section 2(b) above, in the event that 3Dfx receives the Cancellation Amount in lieu of exercising the Option, then (A) any Breakup Fee due and payable by STB following such time shall be reduced by the Cancellation Amount (the "Cancellation Offset Amount"), and (B) if STB has paid to 3Dfx the Breakup Fee prior to 3Dfx's receipt of such Cancellation Amount, then 3Dfx shall only be entitled to receive that portion of the Cancellation Offset Amount that exceeds the Breakup Fee. Notwithstanding the above, in no event shall the Offset Amount or the Cancellation Offset Amount be greater than the Breakup Fee.

     3. Payment of Option Price and Delivery of Certificate.  Any Closings under
Section 2 of this Option Agreement shall be held at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050, or at such other place as STB and 3Dfx may agree. At any Closing hereunder, (a) 3Dfx or its designee will make payment to STB of the aggregate price for the Option Shares being so purchased by delivery of a certified check, official bank check or wire transfer of funds pursuant to STB's instructions payable to STB in an amount equal to the product obtained by multiplying the Option Price by the number of Option Shares to be purchased, and
(b) upon receipt of such payment STB will deliver to 3Dfx or its designee (which shall be a wholly-owned subsidiary of 3Dfx) a certificate or certificates representing the number of validly issued, fully paid and non-assessable Option Shares so purchased, in the denominations and registered in such names (which shall be 3Dfx or a wholly-owned subsidiary of 3Dfx) designated to STB in writing by 3Dfx.

     4. Registration and Listing of Option Shares.

     (a) STB agrees to use its reasonable best efforts to (i) effect as promptly as possible upon the request of 3Dfx and (ii) cause to become and remain effective for a period of not less than six (6) months (or such shorter period as may be necessary to effect the distribution of such shares), the registration under the Securities Act of 1933, as amended (the "Securities Act") and any applicable state securities laws, of all or any part of the Option Shares as may be specified in such request, provided, however, that (i) 3Dfx shall have the right to select the managing underwriter for any such offering after consultation with STB, which managing underwriter shall be reasonably acceptable to STB and (ii) 3Dfx shall not be entitled to more than one (1) effective registration statement hereunder.

     (b) In addition to such demand registration, if STB proposes to effect a registration of STB Common Stock for its own account or for the account of any other stockholder of STB, STB will give prompt written notice to all holders of Options or Option Shares of its intention to do so and shall use its reasonable best efforts to include therein all Option Shares requested by 3Dfx to be so included. No registration effected under this Section 4(b) shall relieve STB of its obligations to effect a demand registration under Section 4(a) hereof.

     (c) Registrations effected under this Section 4 may be effected only during the two (2) year period following the date of the Closing and shall be effected at STB's expense, including the fees and expenses of counsel to the holder of Options or Option Shares but excluding underwriting discounts and commissions to brokers or dealers. In connection with each registration under this Section 4, STB shall indemnify and hold each holder of Options or Option Shares participating in such offering (a "Holder"), its underwriters and each of their respective affiliates harmless against any and all losses, claims, damages, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursements of counsel and accountants), joint or several, to which such Holder, its underwriters and each of their respective affiliates may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement (including any prospectus therein), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than such loss, claims, damages, liabilities or expenses (or actions in respect thereof) which arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by a Holder to STB expressly for use in such registration statement.

     (d) In connection with any registration statement pursuant to this Section 4, each Holder agrees to furnish STB with such information concerning itself and the proposed sale or distribution as shall reasonably be required in order to ensure compliance with the requirements of the Securities Act. In addition, 3Dfx shall indemnify and hold STB, its underwriters and each of their respective affiliates harmless against any and all losses, claims, damages, liabilities and expenses (including without limitation investigation expenses and fees and disbursements of counsel and accountants), joint or several, to which STB, its underwriters and each of their respective affiliates may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by any Holder to STB expressly for use in such registration statement.

     (e) Upon the issuance of Option Shares hereunder, STB will use its reasonable best efforts promptly to list such Option Shares with the Nasdaq Stock Market or on such national or other exchange on which the shares of STB Common Stock are at the time listed.

     5. Representations and Warranties of STB. STB hereby represents and warrants to 3Dfx as follows:

          (a) STB is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has requisite power and authority to enter into and perform this Option Agreement.

          (b) The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of STB and no other corporate proceedings on the part of STB are necessary to authorize this Option Agreement or to consummate the transactions contemplated hereby. The Board of Directors of STB has duly approved the issuance and sale of the Option Shares, upon the terms and subject to the conditions contained in this Option Agreement, and the consummation of the transactions contemplated hereby. This Option Agreement has been duly and validly executed and delivered by STB and, assuming this Option Agreement has been duly and validly authorized, executed and delivered by 3Dfx, constitutes a valid and binding obligation of STB enforceable against STB in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally; the availability of injunctive relief and other equitable remedies; and limitations imposed by law on indemnification for liability under federal securities laws.

          (c) STB has taken all necessary action to authorize and reserve for issuance and to permit it to issue, and at all times from the date of this Option Agreement through the date of expiration of the Option will have reserved for issuance upon exercise of the Option, 1,890,883 authorized shares of STB Common Stock (or such other amount as may be required pursuant to Section 10 hereof), each of which, upon issuance pursuant to this Option Agreement and when paid for as provided herein, will be validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, charges, encumbrances and security interests and not subject to any preemptive rights.

          (d) The execution, delivery and performance of this Option Agreement by STB and the consummation by it of the transactions contemplated hereby except as required by the HSR Act (if applicable), and, with respect to
     Section 4, compliance with the provisions of the Securities Act and any applicable state securities laws, do not require the consent, waiver, approval, license or authorization of or result in the acceleration of any obligation under, or constitute a default under, any term, condition or provision of any charter or bylaw, or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree or any restriction to which STB or any property of STB or its subsidiaries is bound, except where failure to obtain such consents, waivers, approvals, licenses or authorizations or where such acceleration or defaults could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     6. Representations and Warranties of 3Dfx. 3Dfx hereby represents and warrants to STB that:

          (a) 3Dfx is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has requisite power and authority to enter into and perform this Option Agreement.

          (b) The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of 3Dfx and no other corporate proceedings on the part of 3Dfx are necessary to authorize this Option Agreement or to consummate the transactions contemplated hereby. This Option Agreement has been duly and validly executed and delivered by 3Dfx and, assuming this Option Agreement has been duly executed and delivered by STB, constitutes a valid and binding obligation of 3Dfx enforceable against 3Dfx in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally; the availability of injunctive relief and other equitable remedies; and limitations imposed by law on indemnification for liability under federal securities laws.

          (c) 3Dfx or its designee is acquiring the Option and it will acquire the Option Shares issuable upon the exercise thereof for its own account and not with a view to the distribution or resale thereof in any manner not in accordance with applicable law.

     7. Covenants of 3Dfx. 3Dfx agrees not to transfer or otherwise dispose of the Option or the Option Shares, or any interest therein, except in compliance with the Securities Act and any applicable state securities law. 3Dfx further agrees to the placement of the following legend on the certificate(s) representing the Option Shares (in addition to any legend required under applicable state securities laws):

          "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER EITHER (i) THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR (ii) ANY APPLICABLE STATE LAW GOVERNING THE OFFER AND SALE OF SECURITIES. NO TRANSFER OR OTHER DISPOSITION OF THESE SHARES, OR OF ANY INTEREST THEREIN, MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH OTHER STATE LAWS OR PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER THE ACT, SUCH OTHER STATE LAWS, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER."

     8. Reasonable Best Efforts. 3Dfx and STB shall take, or cause to be taken, all reasonable action to consummate and make effective the transactions contemplated by this Option Agreement, including, without limitation reasonable best efforts to obtain any necessary consents of third parties and governmental agencies and the filing by 3Dfx and STB promptly after the date hereof of any required HSR Act notification forms and the documents required to comply with the HSR Act, subject to the applicable provisions of the Reorganization Agreement.

     9. Certain Conditions. The obligation of STB to issue Option Shares under this Option Agreement upon exercise of the Option shall be subject to the satisfaction or waiver of the following conditions:

          (a) any waiting periods applicable to the acquisition of the Option Shares by 3Dfx pursuant to this Option Agreement under the HSR Act shall have expired or been terminated;

          (b) the representations and warranties of 3Dfx made in Section 6 of this Option Agreement shall be true and correct in all material respects as of the date of the Closing for the issuance of such Option Shares; and

          (c) no order, decree or injunction entered by any court of competent jurisdiction or governmental, regulatory or administrative agency or commission in the United States shall be in effect which prohibits the exercise of the Option or acquisition of Option Shares pursuant to this Option Agreement.

     10. Adjustments Upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of STB Common Stock by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of STB, 3Dfx shall receive, upon exercise of the Option, the stock or other securities, cash or property to which 3Dfx would have been entitled if 3Dfx had exercised the Option and had been a holder of record of shares of STB Common Stock on the record date fixed for determination of holders of shares of

STB Common Stock entitled to receive such stock or other securities, cash or property at the same aggregate price as the aggregate Option Price of the Option Shares. In the event that any additional shares of Common Stock are issued after December 11, 1998 (other than pursuant to an event described in the preceding sentence of this Option Agreement), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, the number of shares of Common Stock subject to the Option (ignoring any exercise of this Option) equals at least fifteen percent (15%) of the number of shares of STB Common Stock then issued and outstanding (other than shares of STB Common Stock issued pursuant to the Option); provided, however, that nothing contained in this Section 10 shall be deemed to authorize STB to issue any shares of STB Common Stock in violation of the provisions of the Reorganization Agreement.

     11. Expiration. The Option shall expire at the earlier of (i) the Effective Time (as defined in the Reorganization Agreement) or (ii) 180 days after termination of the Reorganization Agreement in accordance with the terms thereof (such expiration date is referred to as the "Expiration Date").

     12. General Provisions.

     (a) Survival. All of the representations, warranties and covenants contained herein shall survive a Closing and shall be deemed to have been made as of the date hereof and as of the date of each Closing, except for the representations and warranties in Section 5(d) hereof which shall be deemed to have been made only as of the date hereof.

     (b) Further Assurances. If 3Dfx exercises the Option, or any portion thereof, in accordance with the terms of this Option Agreement, STB and 3Dfx will execute and deliver all such further documents and instruments and use their reasonable best efforts to take all such further action as may be necessary in order to consummate the transactions contemplated thereby.

     (c) Severability. It is the desire and intent of the parties that the provisions of this Option Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Option Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     (d) Assignment. This Option Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns; provided that STB shall not be entitled to assign or otherwise transfer any of its rights or obligations hereunder without the written consent of 3Dfx.

     (e) Specific Performance. The parties agree and acknowledge that in the event of a breach of any provision of this Option Agreement, the aggrieved party would be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Option Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Option Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

     (f) Amendments. This Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by 3Dfx and STB.

     (g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the other party at the following addresses (or such other address for a party as shall be specified by like notice):

          If to 3Dfx:

               3Dfx Interactive, Inc.
               4435 Fortran Drive
               San Jose, California 95134
               Attention: Chief Financial Officer
               Facsimile: (408) 262-5551

          with a copy to:

               Wilson Sonsini Goodrich & Rosati
               650 Page Mill Road
               Palo Alto, California 94304-1050
               Attention: Robert P. Latta, Esq./Chris F. Fennell, Esq.
               Facsimile: (650) 845-5000

          If to STB:

               STB Systems, Inc.
               3400 Waterview Parkway
               Richardson, Texas 75080
               Attention: Chief Financial Officer
               Facsimile: (972) 680-7153

          with a copy to:

               Locke Purnell Rain Harrell
               2200 Ross Avenue, Suite 2200
               Dallas, Texas 75201
               Attention: John B. McKnight, Esq.
               Facsimile: (214) 740-8800

     (h) Headings. The headings contained in this Option Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Option Agreement.

     (i) Counterparts. This Option Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     (j) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to the conflicts of laws principles thereof.

     (k) Jurisdiction and Venue. Each of STB and 3Dfx hereby agrees that any proceeding relating to this Option Agreement shall be brought in a state court of California. Each of STB and 3Dfx hereby consents to personal jurisdiction in any such action brought in any such California court, consents to service of process by registered mail made upon such party and such party's agent and waives any objection to venue in any such California court or to any claim that any such California court is an inconvenient forum.

     (l) Entire Agreement. This Option Agreement, the Reorganization Agreement and any documents and instruments referred to herein and therein constitute the entire agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Option Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. Nothing in this Option Agreement shall be construed to give any person other than the parties to this Option Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Option Agreement or any provision contained herein.

     (m) Expenses. Except as otherwise provided in this Option Agreement, each party shall pay its own expenses incurred in connection with this Option Agreement.

               [Remainder of This Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties have caused this Option Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          3DFX INTERACTIVE, INC.

                                          By:     /s/ L. GREGORY BALLARD
                                             -----------------------------------
                                          Name: L. Gregory Ballard
                                          Title: President and Chief Executive
                                          Officer

                                          STB SYSTEMS, INC.

                                          By:      /s/ WILLIAM E. OGLE
                                             -----------------------------------
                                          Name: William E. Ogle
                                          Title: Chief Executive Officer

                    [Stock Option Agreement Signature Page]

                                   APPENDIX E

                    OPINION OF BANCBOSTON ROBERTSON STEPHENS

                                   APPENDIX E

                                  December 13, 1998

Board of Directors
3Dfx Interactive, Inc.
4435 Fortran Drive
San Jose, California 95134

Members of the Board:

     You have asked our opinion with respect to the fairness to 3Dfx Interactive, Inc. ("3Dfx"), from a financial point of view as of the date hereof, of the Exchange Ratio (as defined below).

     Under the terms set forth in a draft of the Agreement and Plan of Reorganization dated as of December 13, 1998 (the "Agreement") by and among 3Dfx, Voodoo Merger Sub, Inc. ("Merger Sub") and STB Systems, Inc. ("STB"), Merger Sub will merge with and into STB (the "Merger") and, upon consummation of the Merger, STB will become a wholly-owned subsidiary of 3Dfx. As more fully described in the Agreement, pursuant to the terms and subject to the conditions set forth in the Agreement, at the effective time of the Merger ("Effective Time"), all of the outstanding shares of common stock, par value $0.01 per share, of STB (the "STB Common Stock"), other than shares of STB Common Stock held by STB as treasury stock and shares of STB Common Stock held by 3Dfx, Merger Sub or any other subsidiary of 3Dfx or STB, will be converted into the common stock, no par value per share, of 3Dfx (the "3Dfx Common Stock") pursuant to the exchange formula provided for in the Agreement (the "Exchange Ratio"). Pursuant to the terms of the Agreement, (i) outstanding options to acquire STB Common Stock (x) issued pursuant to the STB Option Plan ("STB Options") that are vested before the Effective Time, other than Accelerated STB Options (as described below) and (y) issued pursuant to the STB Director Plan, will be assumed by 3Dfx and converted into vested options to acquire 3Dfx Common Stock,
(ii) STB Options that would otherwise accelerate and become fully vested as a result of the Merger ("Accelerated STB Options") will, at the option of the optionholder, either be (x) exercised and converted into shares of STB Common Stock upon payment of the exercise price or (y) cancelled in exchange for a cash payment equal to the difference between the exercise price per share of each of the Accelerated Options and the average closing price per share of the STB Common Stock for the ten trading days before the Effective time, (iii) outstanding Accelerated STB Options which are not exercised or exchanged will be terminated and (iv) the outstanding warrant to acquire STB Common Stock will be assumed and converted into a warrant to acquire 3Dfx Common Stock. The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and be accounted for as a "purchase" transaction pursuant to U.S. generally accepted accounting principles. The terms and conditions of the Merger are set out more fully in the Agreement.

     For purposes of this opinion, we have: (i) reviewed financial information relating to 3Dfx and STB disclosed to us by each company, including certain financial analyses and other information and data prepared by the respective managements of 3Dfx and STB; (ii) reviewed publicly available information; (iii) held discussions with the managements of 3Dfx and STB concerning the business, past and current business operations, financial condition and future prospects of both companies, independently and combined, including discussions with the managements of 3Dfx and STB concerning their views regarding the strategic rationale of the Merger; (iv) reviewed the Agreement; (v) reviewed the stock prices and trading histories of 3Dfx and STB;
(vi) reviewed the contribution by each company to pro forma combined revenue, operating income and net income; (vii) reviewed the valuations of publicly traded companies which we deemed comparable to STB; (viii) compared the financial terms of the Merger with other transactions which we have deemed relevant; (ix) analyzed the pro forma earnings per share of the combined company; (x) prepared a discounted cash flow analysis of STB; and (xi) made such other studies and inquires, and reviewed such other data, as we deemed relevant. We have assumed, with the consent of 3Dfx, that the pending shareholder class action litigation and any future litigation against STB would not have a material adverse effect on STB.

     In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information. We have relied upon the assurances of the managements of 3Dfx and STB that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of any of the properties or assets and liabilities (contingent or otherwise) of 3Dfx or STB, nor were we furnished with any such evaluations or appraisals. We have not conducted any evaluation or analyses of the technology underlying the products of 3Dfx or STB. With respect to the financial information (and the assumptions and bases therefor) of each of 3Dfx and STB which we have discussed with the managements of 3Dfx and STB, upon the advice of 3Dfx, we have assumed that such information has been reasonably prepared in good faith on the basis of reasonable assumptions, reflects the best currently available estimates and judgments of the managements of 3Dfx and STB and that such information (and the technological milestones necessary to achieve such results) will be realized in the amounts and in the time periods currently estimated by the managements of 3Dfx and STB. In this regard, we note that each of 3Dfx and STB face exposure to the Year 2000 problem and are currently undergoing Year 2000 projects. We have not undertaken any independent analysis to evaluate the reliability or accuracy of the assumptions made by the managements of 3Dfx and STB with respect to the potential effect that the Year 2000 problem might have on the financial information provided by the managements of 3Dfx and STB. We have assumed that the Merger will be consummated upon the terms set forth in the Agreement without material alteration thereof and that the Merger will qualify for the tax and accounting treatment described above. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

     This opinion is necessarily based upon market, economic, and other conditions as in effect on, and the information available to us as of, the date hereof. You should understand that subsequent developments may affect the conclusion expressed in this opinion, and that we disclaim any undertaking or obligation to advise you or any other person of any change in any fact or matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view, to 3Dfx of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreements or other arrangements entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) the price at which the shares of 3Dfx Common Stock will be treated in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that the Board of Directors of 3Dfx has considered or may be considering, nor does it address the Board of Directors' decision to proceed with the Merger.

     We are acting as financial advisor to 3Dfx in connection with the Merger and will receive (i) a fee upon the delivery of this opinion and (ii) an additional fee upon the consummation of the Merger. In addition, 3Dfx has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we have provided certain investment banking services to 3Dfx from time to time for which we have been paid fees, including acting as lead manager for its initial public offering and as lead manager for a follow-on offering, and we may provide additional investment banking services to 3Dfx in the future for which we would also be paid fees. We maintain a market in the shares of 3Dfx Common Stock. In the ordinary course of business, we may trade 3Dfx or STB securities for our own account and the account of our customers, and, accordingly, may at any time hold a long or short position in 3Dfx or STB securities.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of 3Dfx in its evaluation of the Merger, and this opinion is not intended to be and does not constitute a recommendation to any shareholder of 3Dfx or STB as to how such shareholder should vote on, or take any other action with respect to, the Merger. This opinion may be included in the Joint Proxy Statement/Prospectus of 3Dfx and STB distributed in connection with the Merger, provided that this opinion is reproduced therein in full and any description of, or reference to, BRS or any summary of this opinion included therein is in form and substance acceptable to us and our legal counsel. Except as provided in the preceding sentence, this opinion shall not be reproduced, summarized, described or referred to, or furnished to any party, without our prior written consent.

     Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to 3Dfx from a financial point of view.

                                          Very truly yours,

                                          BANCBOSTON ROBERTSON STEPHENS INC.

                                   APPENDIX F

                    OPINION OF HOAK BREEDLOVE WESNESKI & CO.

                                   APPENDIX F

December 13, 1998

Board of Directors
STB Systems, Inc.
3400 Waterview Parkway
Richardson, Texas 75080

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of STB Systems, Inc. (the 'Company') of the exchange ratio ("Exchange Ratio") set forth in the Agreement and Plan of Reorganization (the "Agreement"), dated as of December 13, 1998, pursuant to which the Company will be merged into 3Dfx Interactive, Inc. ("3Dfx"). Under the Exchange Ratio,
0.65 shares of the common stock of 3Dfx will be received for each share of the Company's common stock.

     Hoak Breedlove Wesneski & Co. ("HBW"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities. We are familiar with the Company, having provided investment banking services to the Company from time to time. We served as the Company's financial advisor in the negotiations leading to the Agreement.

     In connection with the preparation of this opinion, we have reviewed, among other things, the Agreement, certain other agreements and documents contemplated by the Agreement, annual and quarterly public filings made by both companies, other public filings, internal corporate information, and other relevant materials. We have also held discussions with members of the senior management of the Company and 3Dfx regarding the rationale for, and the potential benefits and risks of, the merger contemplated by the Agreement and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the common stock of the Company and 3Dfx, compared certain financial and stock market information for the Company and 3Dfx with similar information for certain other public companies, reviewed the financial terms of certain recent business combinations, and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or 3Dfx or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed with your consent that the transaction contemplated by the Agreement will be a tax-free reorganization to the shareholders of the Company and will be accounted for as a purchase under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (including the Special Committee constituted for the purpose of evaluating the transaction contemplated by the Agreement) in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any shareholder should vote with respect to such transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof, the Exchange Ratio is fair to the shareholders of the Company from a financial point of view.

Sincerely,

HOAK BREEDLOVE WESNESKI & CO.

By: /s/ GREGORY F. CHAPADOS
    ----------------------------------------------------
    Gregory F. Chapados
    Managing Director

                                   APPENDIX G

                        FORM OF STB AFFILIATE AGREEMENT

                            STB AFFILIATE AGREEMENT

     STB AFFILIATE AGREEMENT ("Agreement") dated as of December 13, 1998, between 3Dfx Interactive, Inc., a California corporation ("3Dfx"), and the undersigned affiliate ("Affiliate") of STB Systems, Inc., a Texas corporation ("STB").

     WHEREAS, 3Dfx and STB propose to enter into an Agreement and Plan of Reorganization ("Merger Agreement") pursuant to which a subsidiary of 3Dfx will merge into STB ("Merger"), and STB will become a subsidiary of 3Dfx (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement);

     WHEREAS, pursuant to the Merger, at the Effective Time outstanding shares of STB Capital Stock, including any shares owned by Affiliate, will be converted into the right to receive shares of Common Stock of 3Dfx;

     WHEREAS, the execution and delivery of this Agreement by Affiliate is a material inducement to 3Dfx to enter into the Merger Agreement;

     WHEREAS, it is intended that the Merger will constitute a reorganization within the meaning of Section 368(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will be a condition to effectiveness of the Merger that legal counsel for each of STB and 3Dfx deliver written opinions to such effect;

     WHEREAS, Affiliate has been advised and understands that the Merger constitutes a transaction covered by Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as Amended (the "Securities Act"), the Affiliate may be deemed to be an "affiliate" of STB, as the term "affiliate" is used (i) for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") and (ii) in the Commission's Accounting Series Releases 130 and 135, as amended, and the 3Dfx Common Stock that the Affiliate will acquire in connection with the Merger may be disposed of only in conformity with Rule 145 and other provisions described herein, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an affiliate of STB.

     NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

     1. Acknowledgments by Affiliate.

     (a) Affiliate has full power to execute this Agreement and to make the representations, warranties and agreements herein and to perform the Affiliate's obligations hereunder.

     (b) Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein will be relied upon by 3Dfx, STB, and their respective Affiliates, counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and the Merger Agreement and has discussed the requirements of this Agreement with his professional advisors, who are qualified to advise him with regard to such matters.

     2. Compliance with Rule 145 and the Act.

     (a) Affiliate has been advised that (i) the issuance of shares of 3Dfx Common Stock in connection with the Merger is expected to be effected pursuant to a Registration on Form S-4 to be filed with Commission to register the shares of 3Dfx Common Stock under the Securities Act, and as such will not be deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and resale of such shares will not be subject to any restrictions other than as set forth in Rule 145 promulgated under the Securities Act (which will not apply if such shares are otherwise transferred pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration), and (ii) Affiliate may be deemed to be an "affiliate" of STB within the meaning of the Securities Act and, in particular, Rule 145 promulgated thereunder. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any 3Dfx Common Stock issued to Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act; (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act; or (iii) Affiliate delivers to 3Dfx a written opinion of counsel, reasonably acceptable to 3Dfx in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act. In connection with the obligations of Affiliate hereunder, 3Dfx agrees to file all reports required under the Exchange Act of 1934, as amended, to satisfy all the requirements of Rule 144(c) as long as Affiliate shall be subject to the requirements of Rule 145.

     (b) 3Dfx will give stop transfer instructions to its transfer agent with respect to any 3Dfx Common Stock received by Affiliate pursuant to the Merger and there will be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(D), PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT."

The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and 3Dfx shall so instruct its transfer agent, if Affiliate delivers to 3Dfx (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to 3Dfx, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

     3. Beneficial Ownership of Stock. Except for the STB Common Stock and options to purchase STB Common Stock set forth in Appendix A hereto, Affiliate does not beneficially own any shares of STB Common Stock or any other equity securities of STB or any options, warrants or other rights to acquire any equity securities of STB.

     4. Notices.

     (a) All notices and other communications required or permitted hereunder shall be in writing and shall be delivered by hand or delivered by overnight courier, freight prepaid, or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by the notice):

        (i)  If to 3Dfx, to:

             3Dfx Interactive, Inc.
             4435 Fortran Drive
             San Jose, California 95134
             Attention: Chief Financial Officer
             Facsimile: (408) 262-5551

             with a copy to:

             Wilson Sonsini Goodrich & Rosati
             650 Page Mill Road
             Palo Alto, CA 94304-1050
             Attention: Robert P. Latta, Esq./
                        Chris F. Fennell, Esq.
             Facsimile: (650) 845-5000

        (ii) If to the undersigned Affiliate, to:

             -------------------------------------------------------------------

             -------------------------------------------------------------------

             -------------------------------------------------------------------

             -------------------------------------------------------------------

             Attention:
             -------------------------------------------------------

             Facsimile:
             -------------------------------------------------------

Each such notice or other communication shall for all purposes of this Agreement be treated as effective when received, and shall in any event be deemed to have been received (i) when delivered, if delivered personally, or sent by facsimile and confirmed in writing, or (ii) three business days after the business day of deposit with overnight courier, addressed and shipped as aforesaid.

     5. Miscellaneous.

     (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, subsidiaries, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

     (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of California without reference to the conflicts of laws principles thereof.

     (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or is enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

     (e) Counsel to and accountants for the parties to the Agreement shall be entitled to rely upon this Agreement as needed.

     (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

     (g) The capitalized terms used and not defined herein shall have the same meanings set forth in the Merger Agreement.

     (h) The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement

               [Remainder of This Page Intentionally Left Blank]

     Executed as of the date shown on the first page of this Agreement.

                                          3DFX INTERACTIVE, INC.

                                          By:
                                             -----------------------------------

                                          Name:
                                                --------------------------------

                                          Title:
                                              ----------------------------------

                                          AFFILIATE

                                          By:
                                             -----------------------------------

                                          Name of Affiliate:

                                          Name of Signatory (if different from
                                          name of Affiliate):

                                          --------------------------------------

                                          Title of Signatory (if applicable):

                                          --------------------------------------

             [STB Systems, Inc. Affiliate Agreement Signature Page]

                                   APPENDIX A

     Affiliate:

     Total Number of shares of STB Common Stock owned on the date hereof:

     Total Number of options to purchase STB Common Stock owned on the date hereof (including the dates of grant, vesting, exercise prices and expiration dates):

                                                                      APPENDIX H

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             3DFX INTERACTIVE, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


CALIFORNIA                                              77-0390421
--------------------------------------------------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


4435 FORTRAN DRIVE, SAN JOSE, CALIFORNIA                  95134
--------------------------------------------------------------------------------
(Address of principal executive offices)                (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE.
--------------------------------------------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE.
--------------------------------------------------------------------------------
                                (Title of class)

ITEM 1.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

               Incorporated by reference to the section entitled "Description of Capital Stock--Common Stock" in the Preliminary Prospectus included in the Registration Statement on Form S-1 (File No. 333-25365) (the "Registration Statement on Form S-1"), as originally filed with the Securities and Exchange Commission by the Registrant on April 17, 1997 and as subsequently amended.

ITEM 2.        EXHIBITS.

               The following exhibits are filed as part of this registration statement:

               Number        Description
               ------        -----------

               1.1(1)        Specimen Common Stock Certificate
               2.1(2)        Articles of Incorporation of the Registrant, as currently in effect.
               2.2(3)        Form of Restated Articles of Incorporation, to be filed prior to the effective date of the offering made under the Registration Statement on Form S-1.
               2.3(4)        Form of Restated Articles of Incorporation to be
                             filed immediately following the closing of the
                             offering made under the Registration Statement on
                             Form S-1.
               2.4(5)        Bylaws of the Registrant


--------------------------
(1)     Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on
        Form S-1.
(2)     Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on
        Form S-1.
(3)     Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on
        Form S-1.
(4)     Incorporated by reference to Exhibit 3.3 to the Registrant's Registration Statement on
        Form S-1.
(5)     Incorporated by reference to Exhibit 3.4 to the Registrant's Registration Statement on
        Form S-1.

                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  June 4, 1997                         3DFX INTERACTIVE, INC.


                                            By:    /s/ Gary P. Martin
                                                   -----------------------------
                                                   Gary P. Martin
                                                   Chief Financial Officer

                                                                      APPENDIX I


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             3DFX INTERACTIVE, INC.
            --------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             CALIFORNIA                                   77-0390421
----------------------------------------       ---------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)


         4435 Fortran Drive
         San Jose, California                             95134
   -------------------------------                     -----------
(Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
     -------------------                      ------------------------------

          None                                           None

Securities to be registered pursuant to Section 12(g) of the Act:


                   Preferred Share Purchase Rights
             ------------------------------------------
                          (Title of Class)

Item 1. Description of Securities to be Registered.

On October 30, 1998, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between 3Dfx Interactive, Inc. (the "Company") and BankBoston, N.A., a national banking corporation, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, no par value ("Common Shares"), of the Company. The dividend is payable on November 16, 1998 (the "Record Date"), to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $65.00 (the "Purchase Price"), subject to adjustment. The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of:
(i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 12% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors (as defined in the Rights Agreement)) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 12% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued, after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) October 30, 2008 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 12% or more of the Company's Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 12% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

At any time after the acquisition by an Acquiring Person of 12% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right. However, if a majority of the Company's Board of Directors is elected by shareholder action by written consent, then for a period of 180 days following such election the Rights cannot be exchanged if such exchange is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by a person or entity who proposed, nominated or supported a director of the Company so elected by written consent (an "Interested Person").

Redemption

At any time on or prior to the close of business on the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. However, if a majority of the Company's Board of Directors is elected by shareholder action by written consent, then, for a period of 180 days following such election, the Rights cannot be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by an Interested Person.

Adjustments to Prevent Dilution

The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Shareholders' Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person). However, if a majority of the Company's Board of Directors is elected by shareholder action by written consent, then for a period of 180 days following such election the Rights Agreement cannot be amended in any manner reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by an Interested Person.

Rights and Preferences of the Series A Preferred

Each one one thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

Certain Anti-Takeover Effects

The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 12% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

1. Preferred Shares Rights Agreement, dated as of October 30, 1998, between 3Dfx Interactive, Inc. and BankBoston, N.A., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   3DFX INTERACTIVE, INC.
                                   (Registrant)

                                   /s/ L. GREGORY BALLARD
                                   --------------------------------------
                                   L. Gregory Ballard
                                   President and Chief Executive Officer
                                   (Principal Executive Officer)


Dated: November 4, 1998

                                                                      APPENDIX J

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-K
                            ------------------------
(MARK ONE)
      [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM           TO           .

                       COMMISSION FILE NUMBER: 000-22651
                            ------------------------

                             3DFX INTERACTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                         CALIFORNIA                                                   77-0390421
              (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
               INCORPORATION OR ORGANIZATION)

              4435 FORTRAN DRIVE, SAN JOSE, CA                                          95134
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)                                     (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (408) 935-4400
                            ------------------------

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE
          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
              SERIES A PARTICIPATING PREFERRED STOCK, NO PAR VALUE
                                (TITLE OF CLASS)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any Amendment to this Form 10-K. [X]

     The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on February 3, 1999 as reported on the Nasdaq National Market, was approximately $26,846,828. Shares of Common Stock held by each officer and director and by each person known to 3Dfx Interactive, Inc. who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

     As of January 31, 1998, registrant had outstanding 15,769,413 shares of Common Stock.

                   DOCUMENTS INCORPORATED BY REFERENCE: None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FORWARD LOOKING STATEMENTS

     This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. 3Dfx's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, consummation of the STB merger described below, fluctuations in 3Dfx's quarterly and annual operating results, intense competition, 3Dfx's dependence on the PC and emerging 3D interactive electronic entertainment markets, 3Dfx's dependence on the retail distribution channel, 3Dfx's ability to manage growth, 3Dfx's dependence on third party developers and publishers, rapid technological change in 3Dfx's markets, 3Dfx's customer and product concentration, continued acceptance and adoption of Glide, 3Dfx's proprietary, low-level 3D API, 3Dfx's dependence on independent manufacturers and other third parties, and 3Dfx's dependence on achieving acceptable semiconductor manufacturing yields, as well as those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Factors Affecting Operating Results" and elsewhere in this Report.

                                     PART I

ITEM 1. BUSINESS

     3Dfx Interactive, Inc. develops high performance, cost-effective media processors, software and related technology that enables a highly immersive, interactive and realistic 3D experience across multiple hardware platforms. 3Dfx's products include 3D accelerators that enable highly interactive and realistic entertainment experiences and that have primarily been focused on the retail add-in card market. In addition, 3Dfx develops products with 2D and 3D functionality that optimize both entertainment and general PC graphics applications and that are well suited to both the PC-OEM and retail add-in card markets. 3Dfx's media processors are comprised of hardware and embedded software designed around a common architecture.

     3Dfx's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To promote the rapid adoption of its products, 3Dfx's architecture supports industry standard 3D application programming interfaces, or APIs, including Microsoft Corporation's Direct3D, or D3D, and Silicon Graphics, Inc.'s ("SGI") OpenGL. Additionally, 3Dfx has developed Glide, its proprietary low-level 3D API, which facilitates the virtually seamless portability of software content across multiple entertainment platforms utilizing 3Dfx's 3D and 3D/2D media processors. As a result, developers can leverage the significant development and marketing expenses associated with a given title.

     3Dfx's current products, Voodoo Banshee and Voodoo2, as well as its recently announced Voodoo3 product family, are designed around a common architecture to be utilized as the 3D graphics engine for PCs and coin-operated ("coin-op") arcade systems. Voodoo Banshee, which began shipping in the third quarter of 1998, is a high performance, fully featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. Current customers include Creative Technology, Ltd. ("Creative"), Diamond Multimedia Systems, Inc. ("Diamond"), Elitetron Electronic Co., Ltd. ("Elitetron") and STB Systems, Inc. All of 3Dfx's products are manufactured, packaged and tested by third parties.

PROPOSED STB MERGER

     General. On December 13, 1998, 3Dfx entered into a Merger Agreement (the "Merger Agreement") with STB Systems Inc., a Texas corporation ("STB"). The Merger Agreement provides for the merger of a newly formed, wholly owned subsidiary of 3Dfx with and into STB (the "Merger"). STB will be the surviving corporation of the Merger and will become a wholly owned subsidiary of 3Dfx. The Merger will be accounted for under purchase accounting. In the event that the Merger is consummated, the combination of 3Dfx's and STB's operations will result in many significant changes in 3Dfx's business.

     Effective Time of the Merger. The Merger will become effective upon the filing of the executed Articles of Merger with the Secretary of State of Texas (the "Effective Time"). The Merger Agreement provides that the parties thereto will cause the Articles of Merger to be filed as soon as practicable after the occurrence of the following events:

     - The 3Dfx shareholders have approved the Merger, the Merger Agreement and issuance of 3Dfx Common Stock pursuant to the Merger Agreement;

     - The STB shareholders have approved and adopted the Merger Agreement and approved the Merger; and

     - The parties have obtained all required regulatory approvals, taken all required actions and satisfied or waived all other conditions to the consummation of the Merger.

These conditions precedent to the Merger may not be satisfied. Moreover, either 3Dfx or STB may terminate the Merger Agreement under various conditions specified in the Merger Agreement. Therefore, there can be no assurance as to whether or when the Merger will become effective.

     Conversion of Securities. Upon consummation of the Merger, each outstanding share of STB Common Stock will automatically be converted into 0.65 of a share of 3Dfx Common Stock (the "Exchange Ratio"). No fractional shares of 3Dfx Common Stock will be issued in the Merger. Pursuant to the Merger Agreement, each STB shareholder who would otherwise be entitled to receive a fraction of a share of 3Dfx Common Stock will receive from 3Dfx an amount of cash equal to the per share market value of 3Dfx Common Stock multiplied by the fraction of a share of 3Dfx Common Stock to which such shareholder would otherwise be entitled. Under the Merger Agreement, the per share market value of 3Dfx Common Stock will be based on the closing price of a share of 3Dfx Common Stock as reported on the Nasdaq National Market ("Nasdaq") on the last full trading day prior to the Effective Time. Based upon the number of shares of 3Dfx Common Stock and STB Common Stock outstanding at December 31, 1998, an aggregate of approximately 8,193,800 shares of 3Dfx Common Stock would be issued in connection with the Merger. This amount represents approximately 34.3% of the total number of shares of 3Dfx Common Stock outstanding after giving effect to such issuance (excluding shares issuable upon the exercise of options or warrants). In addition, pursuant to the Merger Agreement, certain outstanding options to purchase shares of STB Common Stock, as well as a warrant to purchase shares of STB Common Stock, will be converted into options and a warrant to purchase 65% of as many shares of 3Dfx Common Stock at an adjusted exercise price.

     The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of either 3Dfx Common Stock or the STB Common Stock. In the event that the market price of 3Dfx Common Stock decreases or increases prior to the Effective Time, the value at the Effective Time of 3Dfx Common Stock to be received by STB shareholders in the Merger would correspondingly decrease or increase.

     Other Agreements Executed With the Merger Agreement. Concurrently with the signing of the Merger Agreement, STB and 3Dfx entered into the STB Stock Option Agreement, pursuant to which STB granted 3Dfx the right to purchase up to 1,890,883 shares of STB Common Stock (representing 15.0% of the outstanding shares of STB Common Stock as of December 31, 1998 on an undiluted basis) at an exercise price of $5.78 per share. The option can be exercised only if a person or group acquires beneficial ownership, or the right to acquire beneficial ownership, of more than 20% of the outstanding STB Common Stock, any person shall have made a tender offer or exchange for at least 20% of the outstanding STB Common Stock, or STB shall have entered into an agreement relating to liquidation, dissolution, recapitalization, merger, consolidation or acquisition. In certain circumstances, 3Dfx may, in lieu of exercising the option described above, require that STB pay to 3Dfx a cancellation fee. In connection with the execution of the Merger Agreement, all executive officers and directors and certain affiliated shareholders of STB, who beneficially owned in the aggregate approximately 12.1% of the outstanding shares of STB Common Stock (excluding shares subject to options) as of December 31, 1998, have agreed with 3Dfx that they will vote their shares of STB Common Stock in favor of approval of the Merger Agreement, the Merger and any matter that could reasonably be expected to facilitate the Merger and against approval of any proposal opposing or competing against the 3Dfx Merger. Also, all executive officers and directors and certain affiliated shareholders of 3Dfx who beneficially owned, in the aggregate, approximately 13.3% of the outstanding shares of 3Dfx Common Stock (excluding shares subject to options) as of December 31, 1998, have agreed with STB that they will vote their shares of 3Dfx Common Stock in favor of the Merger Agreement, the Merger, the issuance of 3Dfx Common Stock pursuant to the Merger and any matter that could reasonably be expected to facilitate the Merger.

INDUSTRY BACKGROUND

     The goal of interactive electronic entertainment is to create a realistic and immersive environment in which users can actively participate. Interactive electronic entertainment began in the 1970s with Atari's introduction of Pong, a simplistic, 2D, black and white, coin-op arcade game resembling ping pong, and has evolved to realistic and engaging 3D action games such as Madden 99, Unreal and Tomb Raider 3.

     While interactive electronic entertainment started in the arcade, it was brought to the mass market through the advent of inexpensive, dedicated home game consoles that attached to televisions. Over the past 15 years, Nintendo Corporation ("Nintendo"), Sega Enterprises, Ltd. ("Sega"), Sony Corporation ("Sony") and other OEMs have introduced successive generations of these consoles that, combined with better quality games, have provided increasing realism and enhanced game play. The overall entertainment experience on these platforms has been improving as a result of the introduction of successive generations of 3D hardware and software in the arcade and console markets.

     The ultimate goal of the use of 3D for entertainment applications is to create an interactive experience with video quality comparable to that of motion pictures. Interactive electronic entertainment applications employing 3D graphics create plausible illusions of reality and thus provide more engaging presentations of complex action and scenery than traditional 2D graphics. 3Dfx believes that once consumers experience high quality 3D technology on any entertainment platform, they will demand it from all interactive entertainment experiences.

     Interactive electronic entertainment products today are generally played on three hardware platforms -- the PC, the coin-op arcade system and the home game console. Coin-op arcade games have traditionally offered the most compelling and immersive experience for game players and, as a result, 3D gaming was first introduced in this high-end market. However, coin-op arcade games are based on high cost, proprietary hardware and, consequently, the coin-op arcade market has remained a relatively small segment of the overall 3D market. Like coin-op arcade systems, home game console hardware is typically proprietary. However, the attractive price point, traditionally $200 or less, continual technological improvements and the convenience of home play that home game consoles offer have fueled the platform's substantial consumer adoption even though performance still trails that of the arcade.

     Although 3D interactive electronic entertainment has historically enjoyed success on both the coin-op arcade and home game console platforms, both of which are optimized for game play, only recently has 3D entertainment begun to penetrate the PC market. Several recent developments, however, are enabling the PC to become a more suitable platform for interactive electronic entertainment. First, the emergence of more powerful microprocessors and dedicated graphics processors have provided the necessary computing power to handle the computationally intensive processing of 3D graphics at acceptable costs. Second, the PC industry has adopted wider data buses in the PC architecture that are capable of transmitting the vast streams of data needed for high quality 3D graphics. Third, cost reductions in memory and other components have allowed PC OEMs to offer lower cost, general purpose computing platforms that are ideal for 3D interactive electronic entertainment. Finally, the industry has developed and adopted industry standard 3D APIs, like Microsoft's D3D, SGI's OpenGL, and 3Dfx's own Glide, which serve as software bridges between applications and the 3D graphics processor.

     In addition to the performance capabilities of the hardware, the success of any game platform ultimately depends on the quality and quantity of software titles developed for the platform and the ease with which developers can create new software for, or port existing software to, a platform. Porting is the adaptation of software code written for one platform for use on another. For example, software written for a coin-op arcade system must be ported so that it can be played on PCs or home game consoles. Historically, porting has been technically challenging, costly and time consuming. Even though the coin-op arcade market is the proving ground for new game titles with hits in the arcade market virtually guaranteeing success in the PC and home game console markets, software developers often decide not to pursue these opportunities because of the significant engineering effort required to port a title from one platform to another. As a result, game developers and publishers have not been able to fully capitalize on their investment in software content. Consumers have been frustrated by the long delays between their first experience with a game in an arcade and the availability of the game for home use and by the significant decrease in game quality typically experienced when software titles migrate from the arcade platform to home game platforms. Thus, content developers are demanding an entertainment solution that facilitates virtually seamless porting across platforms and consumers are demanding a cost-effective solution that enables a high quality gaming experience on their choice of platform.

THE 3D DILEMMA

     The implementation of 3D graphics is extremely complex and mathematically intensive and requires significant computing power. Consequently, despite the desirability of 3D graphics, high quality 3D is not fully incorporated in the majority of PCs shipped. To date, attempts to bring high quality, affordable 3D solutions to the entertainment market have required consumers to accept a trade-off between visual realism, or fill rate, and gaming performance, or frame rate. Today, the interactive electronic entertainment industry is demanding a no-compromise 3D solution that will deliver both visual realism and performance at a cost-effective price. The solution must also drive content development by enabling developers to create a new generation of high quality 3D software that delivers a realistic and immersive experience.

THE 3DFX SOLUTION

     3Dfx has developed hardware and software technology designed to deliver superior 3D performance across multiple interactive electronic entertainment platforms in a cost-effective manner. 3Dfx's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To that end, 3Dfx's technology enables a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex character and scene interaction at real time frame rates. 3Dfx's first products, its current 3D media processor, Voodoo2, and its 3D/2D media processor, Voodoo Banshee, are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems.

     To promote the rapid adoption of its products, 3Dfx's architecture supports most industry standard APIs, including Microsoft's D3D and SGI's OpenGL. 3Dfx believes that game titles using any of these APIs in conjunction with its 3D and 3D/2D media processor products offer compelling performance when compared to performance achieved by competing hardware solutions. Additionally, 3Dfx has developed Glide, its proprietary, low-level 3D API. Glide was designed to optimize the performance of software designed for any entertainment platform powered by 3Dfx's 3D and 3D/2D media processors, and affords virtually seamless portability of game content across multiple entertainment platforms. The content provider's ability to rapidly port software titles to numerous platforms reduces the developer's time to market from the arcade to the PC, significantly reduces the costs of porting across multiple platforms, provides a successful title with enormous exposure and allows both the game developer and the publisher to more effectively leverage their investment in a given title. 3Dfx believes that these are powerful incentives for the leading PC OEMs and arcade manufacturers, software content developers and publishers to use and design applications for the 3Dfx graphics engine.

STRATEGY

     3Dfx's objective is to establish its products as the standard 3D and 3D/2D media processors in the interactive electronic entertainment market. Key elements of 3Dfx's business strategy include:

     Focus on Interactive Electronic Entertainment Market. The interactive electronic entertainment market is currently a multi-billion dollar industry that is growing rapidly. 3Dfx believes that the compelling visual quality and high performance graphics enabled by its 3D and 3D/2D media processors make its 3D solution ideal for use in this market in which users demand a high quality 3D experience. 3Dfx's strategy is to develop and introduce products that cost-effectively deliver 3D performance levels that meet the demanding requirements of the major interactive electronic entertainment platforms. Moreover, given the technical challenge of offering a high quality 3D solution, 3Dfx believes that this market offers significant potential for continued innovation of cost-effective, high performance 3D and 3D/2D media processors.

     Promote Content Development. 3Dfx believes that the availability of a sufficient number of high quality, commercially successful software game titles and applications drives hardware sales. Therefore, to become the standard in the 3D interactive electronic entertainment arena, 3Dfx is collaborating with content developers to create software entertainment titles designed to work with 3Dfx's hardware. Currently, over 250 such software entertainment titles are commercially available. 3Dfx attracts these developers by giving them the opportunity to differentiate their software products with high quality 3D graphics, feature rich special effects and real time frame rates. With a solution that enables game content to be easily ported across the major interactive entertainment platforms, 3Dfx offers its software partners easy access to multiple platform outlets for their products. To encourage developers and publishers to develop content based on 3Dfx's technology, 3Dfx has devoted significant resources to its developer relations program, which currently includes over 1,000 content developers, game publishers and independent software vendors, or ISVs.

     Pursue Branding Strategy. 3Dfx continues to devote substantial marketing resources towards establishing 3Dfx as a recognizable brand. In addition to on-going efforts with both software developers and publishers in the PC market to promote the 3Dfx brand and the software's compatibility with 3Dfx's products, 3Dfx continues to invest in its branding efforts. 3Dfx has partnered with several high profile marketing and advertising agencies to execute its innovative global branding campaign. This campaign includes widespread print and media advertising as well as various internet-based initiatives.

     Extend Technical Leadership. 3Dfx offers leading performance 3D and integrated 2D/3D media processors primarily targeted toward the high-end of the interactive electronic entertainment market. 3Dfx intends to continue to leverage its technology at the high-end of the 3D interactive electronic entertainment market in order to optimize and cost-reduce such solutions for more mainstream applications in the volume market. 3Dfx believes this strategy will create an effective barrier to entry to potential competitors.

     Leverage Success in Retail Distribution Channel into OEM Channel. 3Dfx's efforts to date have largely been focused on the multimedia add-in card market. With the introduction of Voodoo Banshee, which provides a single chip, integrated 2D/3D solution, 3Dfx has extended its focus to include the more mainstream PC OEM market. 3Dfx believes that its success in branding both 3Dfx and its Voodoo technology at the consumer level through its efforts in the retail channel, as well as its success in working with the software content community, provide an incentive for PC OEMs to design 3Dfx products into their future product lines. 3Dfx believes that its brand equity provides PC OEMs with a differentiating feature that consumers will recognize. Additionally, using 3Dfx products enables OEMs to offer their customers immediate access to a substantial software title library, including a number of entertainment titles that function in 3D accelerated mode only when 3Dfx technology is present in the system.

     Leverage Core Technology to Address New Market Opportunities. 3Dfx is investigating opportunities to apply its 3D technology to other product applications such as set-top boxes, mobile computers, personal data assistants ("PDAs"), Internet/intranet exploration, including virtual reality mark-up language ("VRML") browsers, 3D graphical user interface ("GUI"), visual simulation, education and training applications and other 3D visualization applications.

PRODUCTS

     3Dfx's product strategy is to offer an integrated 2D/3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. Voodoo Graphics, 3Dfx's first product, began commercial shipment in September 1996. Voodoo Rush, 3Dfx's second product commenced commercial shipment in April 1997. 3Dfx has also developed Voodoo2, which was released in the first quarter of 1998. Voodoo Banshee, a high performance, fully featured single chip 3D/2D media processor was released commercially in the third quarter of 1998. 3Dfx's newest product family, Voodoo3, was announced in late 1998 and is scheduled to begin commercial shipments in the second quarter of 1999. 3Dfx's current products, Voodoo Banshee and Voodoo2, as well as the Voodoo3 product family, are designed around a common architecture, which offers developers a clear compatible upgrade path, to be utilized as the 3D graphics engine for PCs and coin-operated ("coin-op") arcade systems.

     Voodoo2. Voodoo2, introduced in November 1997, is 3Dfx's second generation 3D-only accelerator and provides a significant increase in performance over 3Dfx's first generation Voodoo Graphics product. Commercial shipment of Voodoo2 began in the first quarter of 1998. Voodoo2 is targeted at the same markets as 3Dfx's first generation Voodoo Graphics accelerator. Voodoo2 has garnered wide acceptance with customers, including Diamond, Creative and STB.

     Voodoo2 is offered to the consumer in a configuration previously marketed by 3Dfx for use in the arcade and simulation markets. Voodoo2 is delivered as a 3-chip chipset that includes a pixel chip for controlling the display memory and two texture units that process texture maps in parallel. Voodoo2 maintains compatibility with Voodoo Graphics so virtually all existing games for Voodoo Graphics operate unchanged with Voodoo2. In addition to the features supported by Voodoo Graphics, Voodoo2 now has a more advanced triangle setup unit that increases triangle throughput to 3,000,000 triangles per second measured on a Pentium II-300 MHz MMX system. The second texture unit doubles the texturing performance for games that include support for the second texture unit. Voodoo2 provides performance of 90 Megapixels per second and 90 Megatexels per second; when the second texture unit is activated, Voodoo2 provides up to 180 Megatexels per second. Voodoo2 boards also incorporate a scan-line interleave connector that allows two boards to operate in parallel thus doubling rendering capability. In this configuration, Voodoo2 provides performance of 180 Megapixels per second and 180 Megatexels per second; when the second texture unit is activated, Voodoo2 provides up to 360 Megatexels per second.

     Voodoo Banshee. 3Dfx has also developed Voodoo Banshee, a high performance, fully featured single chip 3D/2D media processor for the PC and coin-op arcade markets. 3Dfx began commercial shipment of Banshee during the third quarter of 1998. 3Dfx developed Banshee with the intent of delivering quality 3D/2D to a broader portion of the interactive electronic entertainment market. In addition, Banshee is designed to reduce graphics system costs and to be compatible with applications designed for use with Voodoo Graphics, Voodoo Rush and Voodoo2.

     Voodoo3. The Voodoo3 product family, introduced in November 1998, is a range of new generation, integrated single chip, 3D/2D media processors targeted for the PC market. The first Voodoo3 products are expected to begin commercial shipment in the second quarter of 1999 and to be compatible with applications for earlier Voodoo family products. Voodoo3 is intended to be faster and more fully featured than previous 3Dfx products. Voodoo3's target customer base is both the retail and broader PC-OEM markets.

                                 3DFX PRODUCTS

                            COMMERCIAL
        PRODUCT            AVAILABILITY      TARGET MARKET                 KEY FEATURES
        -------            ------------      -------------                 ------------
Voodoo Graphics           September 1996  PCs, coin-op         Add-in 3D solution; systems
                                          arcade systems       scalability; consistent sustained
                                                               performance will all features
                                                               enabled; fill rate of 45 Mpixel/sec;
                                                               fully-featured triangle rate of
                                                               1.0M/sec; texture streaming; fully-
                                                               featured architecture
Voodoo Rush               April 1997      PCs                  Single board 3D/2D solution;
                                                               consistent sustained performance will
                                                               all features enabled; fill rate of 45
                                                               Mpixel/sec; fully-featured triangle
                                                               rate of 800K/sec; texture streaming;
                                                               fully-featured architecture; 3D in a
                                                               window
Voodoo2                   March 1998      PCs, coin-op         Add-in 3D solution; systems
                                          arcade systems       scalability; consistent sustained
                                                               performance will all features
                                                               enabled; fully-featured triangle rate
                                                               of up to 3.0M/sec; texture streaming;
                                                               on-chip triangle set up;
                                                               fully-featured architecture
Voodoo Banshee            August 1998     PCs, coin-op         Single chip 3D/2D solution; large
                                          arcade systems       feature set; fully integrated
                                                               architecture; high sustained fill
                                                               rate and triangle rate with all
                                                               features enabled; compatible 3D
                                                               architecture with Voodoo Graphics and
                                                               Voodoo 2
Voodoo3                   Expected        PCs, coin-op         Single chip 3D/2D solution; large and
                          second quarter  arcade systems       enhanced feature set; fully
                          1999                                 integrated architecture; AGP2X; high
                                                               sustained fill rate and triangle rate
                                                               with all features enabled; compatible
                                                               3D architecture with Voodoo Graphics,
                                                               Voodoo 2, and Voodoo Banshee

CUSTOMERS

     3Dfx markets its products to PC and graphics board OEMs and manufacturers of coin-op arcade systems. 3Dfx works closely with its customers and software developers during the design process of entertainment platforms and the development phase of software titles and applications. 3Dfx believes that this close technical collaboration facilitates the integration of 3Dfx's products into its customers' entertainment platforms. There can be no assurance, however, that design wins will ultimately result in orders or that 3Dfx will retain such customers through the ongoing and recurring design-in process. The following is a representative list of the companies that are either direct or indirect customers of 3Dfx or companies with which 3Dfx has design wins:

A-trend Technology(1)
Creative Technology, Ltd.
Diamond Multimedia Systems, Inc.
Elitetron Electronic Co., Ltd.
ELSA A.G.
Fountain Technology
Gateway 2000, Inc.(1)
Guillemot International
Micron Electronics, Inc.(1)
Quantum3D, Inc.
Skywell Technology Corp.(1)
STB Systems, Inc.
TechWorks, Ltd.
Tiny Computers

---------------
(1) Indirect customer that purchases products from 3Dfx's board level customers.

     Because of 3Dfx's limited operating history and early stage of development, it has only a limited number of customers and its sales are highly concentrated. Revenues derived from sales to Diamond (and its subsidiaries), Creative (and its subsidiaries) and Elitetron accounted for approximately 32%, 26% and 16%, respectively, of revenues for 1998. Revenues derived from sales to Diamond and Elitetron accounted for approximately 37% and 16%, respectively, of revenues for 1997. Revenues derived from sales to Orchid Technology, Diamond and WMS Industries, Inc. ("Williams") accounted for approximately 44%, 33% and 11%, respectively, of revenues for 1996. 3Dfx expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future.

SALES AND MARKETING

     3Dfx sells its products to manufacturers of graphics and multimedia accelerator subsystems for PCs and coin-op arcade systems and to PC OEMs through a network of domestic and international independent sales representatives and distributors. In the United States and Canada, 3Dfx has 8 sales representatives. 3Dfx also sells its products directly to certain OEM customers in each of 3Dfx's target markets. Outside the United States and Canada, primarily in the Far East and Europe, 3Dfx's products are sold through 8 sales representatives. 3Dfx maintains a sales management organization that is primarily responsible for supporting independent sales representatives and distributors and making direct sales to customers that prefer to transact directly with 3Dfx. As of December 31, 1998, 3Dfx employed 52 individuals in its sales, marketing and customer support organization.

     To meet customer requirements and achieve design wins, 3Dfx's sales and marketing personnel work closely with customers, potential customers and leading industry software and hardware developers to define product features, performance, price and market timing of new products. 3Dfx provides customers with early access to technical design information and specifications, documentation, in-house engineering support, first chip product samples and product development plans. This effort is coordinated by 3Dfx's sales management organization and is supported by in-house applications engineers and marketing personnel. 3Dfx's applications engineers frequently work with existing and potential customers to assist them with their design projects. 3Dfx believes that these efforts contribute to 3Dfx's understanding of customer needs and assist 3Dfx in developing products that meet customer requirements.

     To encourage software title developers and publishers to develop games optimized for platforms utilizing 3Dfx's products, 3Dfx seeks to establish and maintain strong relationships in the software development community. 3Dfx has branded a marketing effort named the "Buddy Program" that employs 3Dfx's expertise in software development to assist developers through an on-site assistance program, sample source code and electronic communication. As part of the Buddy Program, 3Dfx has assigned a software engineer to each strategic developer to assist with product development. Generally 3Dfx's assigned software engineer interacts with the developer both remotely and through on-site visits and, by working closely with the development team, attempts to ensure that the developer fully exploits the 3D graphics capabilities of 3Dfx's products. Another key element of 3Dfx's sales and marketing strategy has been the development of manufacturing qualified reference design kits for 3Dfx's 3D and 3D/2D media processors. 3Dfx uses the reference design kits to seed important developers before the commercial introduction of 3Dfx's products to ensure early software availability, and after commercial introduction to encourage on-going support of 3Dfx's products. 3Dfx believes that its close relationships with and attention to content developers encourages the development of software for 3Dfx's hardware, provides 3Dfx with information regarding the needs and concerns of the development community and enables 3Dfx to continually assess opportunities for future software projects.

     As of December 31, 1998, more than 300 game titles for the PC and more than 10 arcade titles using 3Dfx's hardware were commercially available. The PC game titles use different APIs, including Glide, D3D and OpenGL, or some combination thereof. The following table is a representative list of game titles for use with platforms utilizing 3Dfx's hardware that were commercially available as of December 31, 1998:

         TITLE               PUBLISHER              DEVELOPER                 API            PLATFORM
         -----               ---------              ---------                 ---            --------
Need for Speed III.....  Electronic Arts     EA Canada                 Glide/D3D                PC
Thief: The Dark
  Project..............  Eidos               Looking Glass Technology  D3D                      PC
Star Wars Rogue
  Squadron.............  Lucas Arts          Factor 5                  Glide/D3D                PC
Uprising 2.............  3DO                 Cyclone Studios           Glide                    PC
SiN....................  Activision          Ritual Entertainment      OpenGL                   PC
Star Seige Tribes......  Sierra              Dynamix                   Glide/OpenGL             PC
Populous: The
  Beginning............  Electronic Arts     Bullfrog                  D3D                      PC
Myth 2: Soulblighter...  Bungie              Bungie                    Glide/D3D                PC
Dark Vengeance.........  GT Interactive      Reality Bites             D3D                      PC
X Games Pro Boarder....  Electronic Arts     Radical Entertainment     D3D                      PC
Half Life..............  Sierra              Valve Entertainment       OpenGL                   PC
Madden 99..............  Electronic Arts     Tiburon                   Glide/D3D                PC
Unreal.................  GT Interactive      Epic Megaganes            Glide/OpenGL/D3D         PC
FIFA 99................  Electronic Arts     EA Canada                 Glide/D3D                PC
Gameday 99.............  989 Studios         989 Studios               Glide/D3D                PC
Tomb Raider 3..........  Eidos               Core Design               D3D                      PC
Test Drive 5...........  Accolade            Pitbull Syndicate         Glide/D3D                PC
SCARS..................  Ubisoft             Ubisoft                   Glide/D3D                PC
Red Guard..............  Bethesda Softworks  Bethesda Softworks        Glide                    PC
Tiger Woods Golf 99....  Electronic Arts     Electronic Arts           Glide/D3D                PC
Klingon Honor Guard....  Microprose          Microprose                Glide                    PC
Heretic 2..............  Activision          Raven Software            OpenGL                   PC
NFL Blitz 99...........  Midway              Atari Games               Glide              Coin-op arcade
Gauntlet Legends.......  Midway              Atari Games               Glide              Coin-op arcade

     To enhance awareness of 3Dfx's 3D graphics solutions, 3Dfx has created several proprietary demonstrations that showcase the performance and features made possible by 3Dfx's products. These demonstrations, which are sometimes bundled with an OEM's product, are shown to software developers, OEMs, VARs (value-added resellers) and tradeshow audiences. 3Dfx believes that these demonstrations effectively demonstrate the immediate potential for high quality 3D graphics in interactive electronic entertainment and effectively differentiate 3Dfx's product offerings from competing products. 3Dfx continues to devote substantial marketing resources towards establishing 3Dfx as a recognizable brand. 3Dfx has been working with both software developers and publishers in the PC market to prominently display the 3Dfx logo on their software product boxes to indicate that the software is compatible with 3Dfx's products. To further identify 3Dfx in the marketplace, several software products display a spinning version of the 3Dfx logo on the screen while loading. 3Dfx believes that this strategy creates brand awareness. 3Dfx further believes that consumer awareness of its products will speed adoption of 3Dfx's architecture in the mass market, lead to increasing availability of 3Dfx enabled software content and help establish 3Dfx as the standard 3D solution for the interactive electronic entertainment market.

     3Dfx's marketing activities also consist of participation in industry tradeshows, marketing communications and market development activities designed to generate awareness of 3Dfx and its products. Such activities include ongoing contact with industry press and analysts and selective advertising in entertainment and game industry publications. In March 1998, Dimension Publishing introduced a quarterly magazine dedicated exclusively to 3Dfx products. This magazine includes software title and hardware release schedules, product reviews, gaming tips and other information that enhance the return on the consumer's investment in 3Dfx based products. 3Dfx believes that this magazine helps build 3Dfx's brand image while concurrently increasing awareness in the marketplace about 3Dfx products. 3Dfx is also active in the promotion of its products through 3D graphics news groups on the Internet. 3Dfx intends to continue to promote the 3Dfx name and trademarks to create a recognizable industry standard for high quality 3D entertainment.

TECHNOLOGY

  3D Technology

     The technology necessary to create interactive, realistic and visually engaging 3D at high frame rates is extremely compute intensive, complex and technically challenging. Today, 3D graphics companies face the challenge of designing affordable products that offer realistic 3D graphics with full screen resolution in real time for the mainstream PC market. The substantial complexity and technical demands of achieving this level of 3D graphic performance requires compute and pixel processing power and memory bandwidths well beyond what is available in typical general purpose CPUs. Specialized 3D graphics processors address this limitation by implementing all or part of what is referred to as the "3D Pipeline" by providing dedicated 3D graphics processing capability.

     The 3D Pipeline is a sequence of operations, which starts with three dimensional model data, position and desired lighting models and results in 2D pixels displayed on a computer monitor or television display. The creation of a single 3D image from the numerical mode is comprised of three primary steps: tessellation, geometry and rendering.

     - Tessellation. Tessellation is the creation of a numerical description (the "three dimensional model data") of an object and the conversion of this model into a set of polygons. Polygons are often defined to be triangles because triangles are simple geometric shapes which can be easily defined by only a few data points and can be quickly modified by mathematical operations. Each triangle requires a separate set of calculations, which means that the more complex an object is, the more compute intensive it is. As a result, triangles-per-second is one of the essential performance metrics of 3D graphics.

     - Geometry. The geometry phase of the 3D Pipeline includes three stages: transformation, lighting and triangle setup, although triangle setup is often considered a separate stage. The transformation stage converts the native three dimensional model data from its native numerical representation into a viewer-dependent model space by using 4x4 matrix operations. The triangle setup operation takes in the transformed, lighted triangles and calculates the edge and slope information required to paint each individual triangle on the screen.

     - Rendering or Rasterization. The third primary phase of the 3D Pipeline, called triangle rendering or triangle rasterization, is the most important phase for creating a quality 3D image. During this phase, a two-dimensional image, capable of being displayed on a PC monitor or television set, is created from the discrete, three-dimensional model that emerged from the geometry phase. Within each particular triangle, pixels are computed, rendered and displayed according to a complex set of rules. Final image quality depends on the number and types of techniques applied to each particular pixel. Various techniques are applied in the rendering phase to achieve photo-realistic images, including scan conversion, shading, texture-mapping and various perspective enhancements. More advanced techniques in rendering include MIP mapping, texture filtering, anti-aliasing, subpixel correction, fogging, alpha-blending, and depth cueing.

     The rasterization stage of the 3D Pipeline permits a significant level of quality improvements, which can be achieved by the application of many techniques. While these techniques can make a qualitative difference in the realism that a 3D image conveys to the viewer, many of these techniques are highly compute intensive. As a result, if performance is not sufficient given the number and type of techniques used, the overall experience of the user will be diminished. In order for a 3D image to achieve realistic animation on a monitor screen in real-time and with excellent visual quality, as many as twenty billion operations per second might be necessary. Most PC systems that are equipped with 3D hardware accelerators perform the tessellation, transformation, lighting, and clipping operations on the CPU and pass the results to the 3D acceleration hardware for triangle setup and rendering to complete the 3D pipeline. In most cases, the rasterization stages of the 3D Pipeline is handled by a graphics processor, which has a focused range of operation.

  3Dfx Architecture and Technology

     The primary goal of Voodoo2 and Voodoo Banshee and 3Dfx's 3D and 3D/2D media processors under development is to provide workstation-quality 3D performance at an affordable price. Furthermore, the scaleable nature of the 3Dfx solution is applicable across different markets and different price targets without re-engineering the core logic. The block diagram below is an outline of 3Dfx's Voodoo Graphics product:

     In the above diagram, the pixelfx chip is responsible for managing the frame buffer, while the texelfx chip accesses dedicated texture memory. The pixelfx chip performs triangle setup, Gouraud shading, texture, fogging, alpha-blending and Z-buffering. The pixelfx chip is also responsible for sending information to a low-cost external digital to analog converter ("DAC") for display on a computer monitor or television set. The texelfx chip is responsible for triangle setup of the texture coordinates, texture address calculations, perspective-correction of the texture coordinates, MIP Mapping calculations to properly select the appropriate texture map and texture lookup. Subsequent to texture lookup, the texelfx chip formats the incoming texture and decompresses the texture element if the texture map is stored in a proprietary compressed format and performs bilinear blending. Finally, the processed texel is sent to the pixelfx chip for final storage into the frame buffer.

     The performance benefits of having separate, dedicated frame buffer memory distinct from texture memory is dramatic. While traditional consumer-oriented 3D and 3D/2D media processors have utilized a common pool of memory for both frame buffer and texture storage, the 3Dfx solution allows for Z-buffering and alpha-blending operations, performed in the frame buffer memory, to operate independently from texture map lookup, performed in the dedicated texture memory. The result is an architecture which maintains full performance when all of the advanced 3D rendering features are enabled.

     Due to the design's scalability, multiple texelfx chips may be chained together to form a "texture streaming" architecture, where multiple texture maps may be accessed independently and blended together, a technique known as "texture compositing" with no degradation in quality. In addition, multiple complete pixelfx/texelfx subsystems may be chained together to double the raw rendering capability for high performance solutions.

     To further reduce the solution cost of its products and to specifically address PC-OEM designs, 3Dfx developed Voodoo Banshee, which is a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. In addition, 3Dfx offers Glide, its proprietary API, as a development tool to enable the optimal performance and easy, low cost cross platform portability of software content developed for 3Dfx's 3D and 3D/2D media processor products.

     Research and development expenses were $34.0 million, $12.4 million and $9.4 in 1998, 1997 and 1996, respectively.

MANUFACTURING

     3Dfx has adopted a "fabless" manufacturing strategy for its semiconductor products whereby 3Dfx employs world class suppliers for all phases of the manufacturing process, including, manufacturing, assembly, testing, and packaging. This strategy leverages the expertise of its industry leading, ISO Certified, suppliers in such areas as fabrication, packaging, quality control and assurance, reliability, and testing, and allows 3Dfx to avoid the significant costs and risks associated with owning and operating such operations. Third party suppliers manufacture 3Dfx's semiconductor products. These suppliers are responsible for procurement of raw materials used in the production of these products. 3Dfx believes that raw materials required are readily available. As a result, 3Dfx can focus its resources on product design, quality assurance, marketing and customer support.

     Wafers for 3Dfx's Voodoo family of products are currently fabricated for 3Dfx by Taiwan Semiconductor Manufacturing Corporation ("TSMC"), which is the largest independent foundry in the world. TSMC currently produces the semiconductor die for 3Dfx using standard 0.35 micron and 0.25 micron Application Specific Integrated Circuit ("ASIC") Complimentary-symmetry Metal-Oxide Semiconductor ("CMOS") process technology. The semiconductor die is packaged by Advanced Semiconductor Engineering Group ("ASE") and Caesar Technology, Inc. Additionally, ASE tests the semiconductor die, tests the finished product and ships the finished product to 3Dfx or to its customers. All of 3Dfx's suppliers have their manufacturing operations located in Taiwan, R.O.C. The fabrication of semiconductors is a complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. Once production yield for a particular product stabilizes, 3Dfx pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, 3Dfx must pay an agreed price for wafers regardless of yield. Accordingly, in this circumstance, 3Dfx bears the risk of final yield of good die. Poor yields would materially adversely affect 3Dfx's revenues, gross margin and results of operations. As 3Dfx's relationships with TSMC and any additional manufacturing partners develop, yields could be adversely affected due to difficulties associated with adapting 3Dfx's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of 3Dfx's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in 3Dfx's per unit costs and force 3Dfx to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross profit.

     All of 3Dfx's commerce is performed through purchase orders without additional or supplementary agreements. While there can be no assurance that 3Dfx will be able to secure sufficient manufacturing capacity to meet product demand in the future, which could have material adverse effects on 3Dfx's business, 3Dfx believes that it has developed strong relationships with its suppliers, and has experienced no material manufacturing concerns to date. Although 3Dfx is confident in its suppliers' abilities to fulfill product requirements, 3Dfx has been in active contact with other semiconductor fabrication foundries in an effort to further diversify its supplier manufacturing base. 3Dfx has held discussions with certain potential suppliers and, in the case of one supplier, has reviewed the technology and facilities of such supplier and has run test wafers to qualify its process. However, 3Dfx has not yet selected a second source of supply for wafers. 3Dfx has two sources for assembly.

     In the event of production difficulties, shortages or delays experienced by any one of its suppliers, 3Dfx's business, financial condition, or results of operation may be adversely impacted. Furthermore, although quality assurance measures have been taken, there can be no guarantee against defects affecting the quality, performance or reliability of 3Dfx's products. Any such defects could require costly product recalls or cessation of shipments, adversely affecting 3Dfx's business, financial condition and results of operations, and resulting in a decline of revenues, increased costs (associated with return, repair, replacement and shrinkage associated with such defects), cancellations or reschedulings of customer orders and shipments.

COMPETITION

     The markets in which 3Dfx compete are intensely competitive and are likely to become more competitive in the future. Existing competitors and new market entrants may introduce products that are less costly or provide better performance or features than 3Dfx's products. 3Dfx does not compete on the basis of price alone. 3Dfx believes that the principal competitive factors for 3D graphics products are:

     - Product performance and quality

     - Conformity to industry standard APIs

     - Access to customers and distribution channels

     - Price

     - Product support

     - Ability to bring new products to the market in a timely way

     Many of 3Dfx's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than 3Dfx. These competitors may also have greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than 3Dfx. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of 3Dfx's principal competitors offer a single vendor solution because they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     3Dfx seeks to use strategic relationships to augment its capabilities. However, the benefits of these relationships may not be realized or sufficient to overcome the established positions of 3Dfx's largest competitors as suppliers to the PC OEM and retail markets. Regardless of the relative qualities of 3Dfx's products, the market power, product breadth and customer relationships of its larger competitors can be expected to provide such competitors with substantial competitive advantages.

     3Dfx competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions. These competitors include ATI Technologies, Inc., S(3) Incorporated and Trident Microsystems, Inc. Many of these competitors have introduced 3D functionality on new iterations or existing graphics chips. 3Dfx also competes with companies that have recently entered the market with an integrated 3D/2D solution but which have not traditionally manufactured 2D solutions. These competitors include 3Dlabs, Inc., Ltd., nVidia Corporation and Micron Technology, Inc. 3Dfx also competes with Videologic Group Plc which has partnered with NEC to focus exclusively on developing a 3D solution for the interactive electronic entertainment market. 3Dfx also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional engineering market. These competitors include 3Dlabs, Integraph Corporation, Real 3D, an operating unit of Lockheed Martin Corp., and Silicon Graphics, Inc. These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications. Additionally, Intel has recently entered the 3D graphics market, targeting its efforts at the mainstream PC market. These companies may enter the interactive electronics entertainment market and, if they do, 3Dfx may not be able to compete successfully against them.

PATENTS AND PROPRIETARY RIGHTS

     3Dfx relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. 3Dfx has seven patent applications pending in the United States Patent and Trademark Office ("PTO") and 10 foreign patent applications pending. In addition, five United States patents have been issued to 3Dfx. There can be no assurance that 3Dfx's pending patent applications or any future applications will be approved, that any issued patents will provide 3Dfx with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on 3Dfx's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to 3Dfx's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that 3Dfx can meaningfully protect its intellectual property. The failure of 3Dfx to meaningfully protect its intellectual property could have a material adverse effect on 3Dfx's business, financial condition and results of operations.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending intellectual property litigation against 3Dfx. However, 3Dfx may from time to time receive notice of claims that 3Dfx has infringed patents or other intellectual property rights owned by others. 3Dfx may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to 3Dfx. The failure to obtain a license from a third party for technology used by 3Dfx could cause 3Dfx to incur substantial liabilities and to suspend the manufacture of products. Furthermore, 3Dfx may initiate claims or litigation against third parties for infringement of 3Dfx's proprietary rights or to establish the validity of 3Dfx's proprietary rights. Litigation by or against 3Dfx could result in significant expense to 3Dfx and divert the efforts of 3Dfx's technical and management personnel, whether or not such litigation results in a favorable determination for 3Dfx. In the event of an adverse result in any such litigation, 3Dfx could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that 3Dfx would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by 3Dfx of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that any third party makes a successful claim against 3Dfx or its customers, a cross-licensing arrangement could be reached. If a license is not made available to 3Dfx on commercially reasonable terms, 3Dfx's business, financial condition and results of operations could be materially adversely affected.

     There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of 3Dfx's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect 3Dfx's business, financial condition and results of operations. Any limitations on 3Dfx's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by 3Dfx to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on 3Dfx's business, financial condition and results of operations.

EMPLOYEES

     As of December 31, 1998, 3Dfx had 247 employees, 151 of whom were engaged in engineering, and 96 of whom were engaged in marketing, sales, operations and administrative positions. As of December 31, 1998, all of 3Dfx's employees were located in the United States. No employee of 3Dfx is covered by collective bargaining agreements, and 3Dfx believes that its relationship with its employees is good.

     3Dfx's ability to operate successfully depends in significant part upon the continued service of certain key technical and managerial personnel, and its continuing ability to attract and retain additional highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that 3Dfx can retain such personnel or that it can attract or retain other highly qualified technical and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect upon 3Dfx's business, financial condition and results of operations.

ITEM 2. PROPERTIES

     3Dfx leases approximately 77,805 square feet for its headquarters in one building in San Jose, California pursuant to a lease the expires on April 30, 2007, with an option to extend the lease for an additional five-year term. In addition, 3Dfx leases approximately 52,040 square feet in a building adjacent to its San Jose headquarters pursuant to a lease that expires in 2007, with an option to extend the lease for an additional three-year term. 3Dfx also leases approximately 787 square feet in Dresher, Pennsylvania for its regional sales offices. 3Dfx also has engineering offices located in Bellevue, Washington (approximately 2,134 square feet), Austin, Texas (approximately 10,420 square feet) and Fort Collins, Colorado (approximately 1,215 square feet) and a European office (approximately 1,000 square feet) located in London, England. 3Dfx believes that its current facilities are adequate for its current needs and will be adequate to meet its needs for the foreseeable future. 3Dfx also believes that additional space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS

     On September 21, 1998, 3Dfx Interactive, Inc. filed suit against nVidia Corporation ("nVidia") in Northern California District Federal Court. The complaint alleges patent infringement relating to nVidia's use of multi-texturing technology in its RIVA TNT product. Discovery in the case is presently under way.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     3Dfx Interactive's common stock has been quoted on the Nasdaq National Market under the symbol "TDFX" since 3Dfx's initial public offering on June 25, 1997. Prior to such time, there was no public market for 3Dfx's common stock. The following table sets forth for the periods indicated the high and low sale prices per share for 3Dfx's common stock as reported on the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 1997
  Second Quarter (from June 25, 1997).......................  $14.75   $12.50
  Third Quarter.............................................   18.63     8.88
  Fourth Quarter............................................   23.00    13.75
FISCAL YEAR 1998
  First Quarter.............................................   29.94    20.75
  Second Quarter............................................   35.25    15.06
  Third Quarter.............................................   22.50     8.00
  Fourth Quarter............................................   17.38     8.75
FISCAL YEAR 1999
  First Quarter (through February 3, 1999)..................   16.00    11.63

     On February 3, 1999, the reported last sale price of the Common Stock on the Nasdaq National Market was $12.31 per share. As of December 31, 1998, there were approximately 318 holders of record of 3Dfx's Common Stock.

DIVIDEND POLICY

     3Dfx has never declared or paid cash dividends on its capital stock. 3Dfx currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Report.

                                                                   FISCAL YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------
                                                               1998        1997        1996       1995
                                                             --------    --------    --------    -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues(1)................................................  $202,601    $ 44,069    $  6,390    $    --
Cost of revenues...........................................   119,618      22,611       5,123         --
                                                             --------    --------    --------    -------
  Gross profit.............................................    82,983      21,458       1,267         --
                                                             --------    --------    --------    -------
Operating expenses:
  Research and development.................................    34,045      12,412       9,435      2,940
  Selling, general and administrative......................    35,441      11,390       6,642      2,166
                                                             --------    --------    --------    -------
         Total operating expenses..........................    69,486      23,802      16,077      5,106
                                                             --------    --------    --------    -------
Income (loss) from operations..............................    13,497      (2,344)    (14,810)    (5,106)
Interest and other income, net(2)..........................    15,869         630          59         67
                                                             --------    --------    --------    -------
Income (loss) before income taxes..........................    29,366      (1,714)    (14,751)    (5,039)
Provision for income taxes.................................     7,663          --          --         --
                                                             --------    --------    --------    -------
Net income (loss)..........................................  $ 21,703    $ (1,714)   $(14,751)   $(5,039)
                                                             ========    ========    ========    =======

Basic net income (loss) per share..........................  $   1.45    $  (0.16)   $  (1.74)   $ (0.82)
                                                             ========    ========    ========    =======
Diluted net income (loss) per share........................  $   1.33    $  (0.16)   $  (1.74)   $ (0.82)
                                                             ========    ========    ========    =======
Shares used in basic net income (loss) calculation.........    14,917      10,767       8,467      6,173
                                                             ========    ========    ========    =======
Shares used in diluted net income (loss) calculation.......    16,353      10,767       8,467      6,173
                                                             ========    ========    ========    =======

BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..........  $ 95,980    $ 34,921    $  5,291    $   865
Working capital (deficit)..................................   110,871      37,456       6,637       (307)
Total assets...............................................   184,121      61,917      15,581      2,440
Other long term liabilities................................       284         546         632        544
Retained Earnings (accumulated deficit)....................       199     (21,504)    (19,790)    (5,039)
Total shareholders' equity.................................   126,313      44,274       9,621        552

---------------
(1) Fiscal 1997 includes $1.8 million of development contract revenues recognized under the Sega Agreement. No amounts were recognized in any other period.

(2) In July 1998, the Company reached an agreement with Sega in conjunction with a lawsuit which the Company filed against Sega in August 1997. Fiscal 1998 includes a one-time recognition of income based on the settlement.

ITEM 7.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the sentence in the first paragraph under "Overview" regarding anticipated revenue growth; the sentences in the second paragraph under "Overview" regarding availability of Voodoo3; the sentences in the second paragraph under "Overview" regarding expected customer concentration and customer loss; the sentence in the third paragraph under "Overview" regarding availability of raw materials; the sentences in the third paragraph under "Results of Operations" regarding factors affecting gross margin; the sentences in the fourth and fifth paragraphs under "Results of Operations" regarding future research and development and selling, general and administrative costs, respectively; the sentences under the subheading "Year 2000 Compliance" regarding the year 2000 issue; the sentence in the second paragraph under "Liquidity and Capital Resources" regarding capital expenditures; the statements in the fourth paragraph under "Liquidity and Capital Resources" regarding future liquidity and capital requirements and the statements below under "Factors Affecting Future Operating Results." These forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below under "Factors Affecting Future Operating Results."

OVERVIEW

     3Dfx Interactive, Inc. was founded in August 1994 to design, develop, market and support 3D media processors, subsystems and API software for the interactive electronic entertainment market. 3Dfx had no operations during the period from inception (August 24, 1994) through December 31, 1994. 3Dfx was considered a development stage enterprise and was primarily engaged in product development and product testing until its first commercial product shipments in the third quarter of 1996. 3Dfx incurred net losses in every quarter since inception until the fourth quarter of fiscal 1997 and each quarter in fiscal 1998. 3Dfx incurred net losses of approximately $1.7 million and $14.8 million in 1997 and 1996, respectively. 3Dfx generated net income of $21.7 million in 1998 and had retained earnings of $199,000 at December 31, 1998. The net losses were attributable to the lack of substantial revenue and continuing significant costs incurred in the research, development and testing of 3Dfx's products. Although 3Dfx has experienced revenue growth in recent periods, historical growth rates will not be sustained and are not indicative of future operating results. There can be no assurance that significant revenues or profitability will be sustained or increased on a quarterly or annual basis in the future.

     3Dfx derives revenue from the sale of 3D and 3D/2D media processors designed for use in PCs and coin-op arcade systems. 3Dfx began commercial shipments of its first 3D graphics product, the Voodoo Graphics chipset, in September 1996. 3Dfx's second product, the Voodoo Rush chipset, began commercial shipments in April 1997. 3Dfx's third product, Voodoo2, became commercially available in March 1998. In August 1998, 3Dfx began shipping Voodoo Banshee, which is a high performance, full-featured single chip 3D/2D media processor for the PC and coin-op arcade markets. In November 1998, 3Dfx introduced its Voodoo3 product family of enhanced and more fully-featured, single chip 3D/2D media processors. 3Dfx expects to begin shipment of the Voodoo3 product family in the second quarter of 1999. As a result of 3Dfx's limited operating history and early stage of development, it has only a limited number of customers. Revenues derived from sales to Diamond (including its subsidiaries), Creative (including its subsidiaries) and Elitetron accounted for approximately 32%, 26% and 16% of revenues, respectively, in 1998. Revenues derived from sales to Diamond and Elitetron accounted for approximately 37% and 16%, respectively, of revenues in 1997. Revenues derived from sales to Orchid Technology, Diamond and Williams accounted for approximately 44%, 33% and 11%, respectively, of revenues in 1996. 3Dfx expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future. The loss of any one of these customers could have a material impact on 3Dfx's results of operations, cash flows, or financial position. In addition, sales to these customers can fluctuate and could have a material impact on 3Dfx's revenues and profitability on a quarterly basis. 3Dfx anticipates that if the merger with STB is consummated, it will lose several of its current customers.

     As part of its manufacturing strategy, 3Dfx leverages the expertise of third party suppliers in the areas of wafer fabrication, assembly, quality control and assurance, reliability and testing. This strategy allows 3Dfx to devote its resources to research and development and sales and marketing activities while avoiding the significant costs and risks associated with owning and operating a wafer fabrication facility and related operations. 3Dfx does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. All of 3Dfx's wafers are currently manufactured by Taiwan Semiconductor Manufacturing Corporation ("TSMC") in Taiwan. 3Dfx obtains manufacturing services from TSMC on a purchase order basis. 3Dfx provides TSMC with a rolling six month forecast of its supply needs and TSMC builds to 3Dfx's orders. 3Dfx purchases wafers and die from TSMC. Once production yield for a particular product stabilizes, 3Dfx pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, however, 3Dfx must pay an agreed price for wafers regardless of yield. Such wafer and die purchases constitute a substantial portion of cost of products revenues once products are sold. TSMC is responsible for procurement of raw materials used in the production of 3Dfx's products. 3Dfx believes that raw materials required are readily available. 3Dfx's products are packaged by two third party subcontractors, Advanced Semiconductor Engineering Group ("ASE") and Caesar Technology, Inc. All of 3Dfx products are tested by ASE. Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. All purchases of wafers and assembly and test services are denominated in U.S. dollars.

     In connection with the grant of stock options to employees since inception (August 1994) through the effective date of 3Dfx's IPO, 3Dfx recorded aggregate deferred compensation of approximately $1.9 million, representing the difference between the deemed fair value of the Common Stock for accounting purposes and the option exercise price at the date of grant. This amount is presented as a reduction of shareholders' equity and is amortized ratably over the vesting period of the applicable options. This amortization resulted in charges to operations of $484,000 (of which $194,000 and $290,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) in each of the years ended December 31, 1998 and 1997, and $196,000 (of which $50,000 and $146,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) in the year ended December 31, 1996, and will result in charges over the next 6 quarters aggregating approximately $121,000 per quarter (of which $48,000 and $73,000 will be recorded in research and development expenses and selling, general and administrative expenses, respectively).

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of 3Dfx expressed as a percentage of revenue for each of the periods indicated:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                             ----------------
                                                             1998       1997
                                                             -----      -----
Revenues...................................................  100.0%     100.0%
Cost of revenues...........................................   59.0       51.3
                                                             -----      -----
Gross profit...............................................   41.0       48.7
                                                             -----      -----
  Operating expenses:
     Research and development..............................   16.8       28.2
     Selling, general and administrative...................   17.5       25.8
                                                             -----      -----
          Total operating expenses.........................   34.3       54.0
                                                             -----      -----
Income (loss) from operations..............................    6.7       (5.3)
Interest and other income, net.............................    7.8        1.4
Provision for income taxes.................................   (3.8)        --
                                                             -----      -----
Net income (loss)..........................................   10.7%      (3.9)%
                                                             =====      =====

     YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Revenues increased 359.7% from $44.1 million in 1997 to $202.6 million in 1998. Revenues are recognized upon product shipment. Revenues in 1998 were principally attributable to sales of 3Dfx's Voodoo2, Voodoo Banshee and Voodoo Graphics chipsets. Revenues in 1997 were principally attributable to sales of 3Dfx's Voodoo Graphics and Voodoo Rush chipsets. In both years, revenue growth was as a result of increased customer demand for and market acceptance of these products.

     Gross Profit. Gross profit consists of total revenues less cost of revenues. Cost of revenues consists primarily of costs associated with the purchase of components, the procurement of semiconductors and printed circuit board assemblies from 3Dfx's contract manufacturers, labor and overhead associated with such procurement and warehousing, shipping and warranty costs. Cost of revenues does not include expenses related to development contract revenues. Cost of revenues increased 429% from $22.6 million in 1997 to $119.6 million in 1998. Gross profit as a percentage of revenues was 41% and 48.7% in 1998 and 1997, respectively, due to a change in product mix. Given 3Dfx's limited operating history and limited history of product shipments, 3Dfx believes that analysis of gross profit as a percentage of total revenues is not meaningful. 3Dfx's future gross profit will be affected by the overall level of sales, the mix of products sold in a period, manufacturing yields, and 3Dfx's ability to reduce product procurement costs.

     Research and Development. Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, occupancy costs of research and development facilities, depreciation of capital equipment used in product development and engineering costs paid to 3Dfx's foundries in connection with manufacturing start-up of new products. In addition, costs associated with development contracts are included in research and development during 1997. There were no such costs in 1998. Research and development expenses increased 174.3% from $12.4 million in 1997 to $34 million in 1998. The increase reflects an increase in non-recurring engineering costs and engineering personnel costs resulting from the commencement of manufacturing of prototypes of the Voodoo Banshee chip and the Voodoo3 chipset. 3Dfx expects to continue to make substantial investments in research and development and anticipates that research and development expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, finance and administration personnel, commissions paid to independent sales representatives, tradeshow, advertising and other promotional expenses and facilities expenses. Selling, general and administrative expenses increased 211.2% from $11.4 million in 1997 to $35.4 million in 1998. The increase resulted from the addition of personnel in sales, marketing, finance and administration as 3Dfx expanded operations, increased commission expenses associated with the commencement of commercial sales and increased involvement in tradeshow and advertising activities. 3Dfx expects that selling, general and administrative expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Interest and Other Income, Net. Interest and other income, net increased from $630,000 in 1997 to $15.9 million in 1998. The increase is primarily related to a one-time recognition of income as a result of the recent litigation settlement reached in September 1998 relating to Sega's termination of the Technology License and Development Agreement (the "Sega Agreement") with 3Dfx in July 1997. The increase also reflects earnings from higher cash balances resulting from the completion of 3Dfx's initial public offering in June 1997 and a public offering in March 1998, partially offset by interest expense on the outstanding equipment line of credit and capital lease balances.

     Provision For Income Taxes. Provision for income taxes was $7.7 million in 1998. 3Dfx recorded no provision for income taxes in 1997 as it incurred losses during such period. At December 31, 1998, 3Dfx had net operating loss carryforwards for federal and state income tax purposes of approximately $10.7 million and $9.7 million, respectively, which expire beginning in 2011 and 2001, respectively. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in 3Dfx's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The completion of

3Dfx's initial public offering in June 1997 resulted in an annual limitation of 3Dfx's ability to utilize net operating losses incurred prior to that date. The annual limitation is approximately $5.4 million.

     YEARS ENDED DECEMBER 31, 1997 AND 1996

     Revenues. Revenues increased 589.7% from $6.4 million in 1996 to $44.1 million in 1997. Revenues in 1997 included $1.8 million of development contract revenues earned under the Sega Agreement that was terminated by Sega in July 1997. No future revenues will be recognized under the Sega Agreement. Revenues from product sales are recognized upon product shipment. Revenues in 1997 were principally attributable to sales of 3Dfx's Voodoo Graphics and Voodoo Rush chipsets as a result of increased customer demand for and market acceptance of these products. Substantially all of the revenues in the year ended December 31, 1996 were derived from sale of 3Dfx's Voodoo Graphics chipset, which began commercial shipments in September 1996 and, to a lesser extent, sale of graphics subsystems.

     Gross Profit. Gross profit consists of total revenues less cost of revenues. Cost of revenues consists primarily of costs associated with the purchase of components, the procurement of semiconductors and printed circuit board assemblies from 3Dfx's contract manufacturers, labor and overhead associated with such procurement and warehousing, shipping and warranty costs. Cost of revenues does not include expenses related to development contract revenues. Cost of revenues increased 341.4% from $5.1 million in 1996 to $22.6 million in 1997. Gross profit as a percentage of revenues was 19.8% and 48.7% in 1996 and 1997, respectively. Cost of product revenues in 1996 reflected significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipment of the Voodoo Graphics chipset.

     Research and Development. Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, occupancy costs of research and development facilities, depreciation of capital equipment used in product development and engineering costs paid to 3Dfx's foundries in connection with manufacturing start-up of new products. In addition, costs associated with development contracts are included in research and development. Research and development expenses increased 31.6% from $9.4 million in 1996 to $12.4 million in 1997. The increase reflects an increase in non-recurring engineering costs and engineering personnel costs resulting from the commencement of manufacturing of prototypes of the Voodoo2 chipset and the Voodoo Banshee chip.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, finance and administration personnel, commissions paid to independent sales representatives, tradeshow, advertising and other promotional expenses and facilities expenses. Selling, general and administrative expenses increased 71.5% from $6.6 million in 1996 to $11.4 million in 1997. The increase resulted from the addition of personnel in sales, marketing, finance and administration as 3Dfx expanded operations, increased commission expenses associated with the commencement of commercial sales and increased involvement in tradeshow and advertising activities.

     Interest and Other Income, Net. Interest and other income, net increased from net interest and other income of $59,000 in 1996 to net interest and other income of $630,000 in 1997. The increase is related to increased earnings from investments of higher cash balances resulting from the completion of 3Dfx's initial public offering in June 1997, partially offset by increased interest expense on outstanding equipment line of credit and capital lease balances.

     Provision For Income Taxes. 3Dfx recorded no provision for income taxes in 1997 and 1996 as it incurred losses during such periods. At December 31, 1997, 3Dfx had net operating loss carryforwards for federal and state income tax purposes of approximately $18.5 million and $17.5 million, respectively, which expire beginning in 2010.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly results of operations data for each quarter during the years ended December 31, 1997 and 1998. This unaudited information has been prepared by 3Dfx on a basis consistent with 3Dfx's audited consolidated financial statements appearing elsewhere in this Report and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Report. In light of 3Dfx's limited operating history, 3Dfx believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                           THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                          1997        1997       1997        1997       1998        1998       1998        1998
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                             (IN THOUSANDS)
Revenues..............................   $ 5,247    $ 6,507     $10,018    $22,297     $50,008    $58,643     $33,206    $60,743
Cost of revenues......................     2,582      3,278       5,352     11,399      25,730     30,443      24,971     38,474
                                         -------    -------     -------    -------     -------    -------     -------    -------
  Gross profit........................     2,665      3,229       4,666     10,898      24,278     28,200       8,235     22,269
                                         -------    -------     -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and development............     1,953      2,397       3,201      4,861       5,826      8,308      10,038      9,873
  Selling, general and
    administrative....................     1,846      2,521       2,684      4,339       9,638      8,041       6,971     10,791
                                         -------    -------     -------    -------     -------    -------     -------    -------
        Total operating expenses......     3,799      4,918       5,885      9,200      15,464     16,349      17,009     20,664
                                         -------    -------     -------    -------     -------    -------     -------    -------
Income (loss) from operations.........    (1,134)    (1,689)     (1,219)     1,698       8,818(4)  11,851      (8,774)     1,605
Interest and other income (expense),
  net.................................       (27)       (64)        347        374         514      1,052      13,045      1,259
Provision for income taxes............        --         --          --         --       1,866      3,871       1,153        773
                                         -------    -------     -------    -------     -------    -------     -------    -------
Net income (loss).....................   $(1,161)   $(1,753)    $  (872)   $ 2,072     $ 7,462    $ 9,032     $ 3,118    $ 2,091
                                         =======    =======     =======    =======     =======    =======     =======    =======
Basic net income (loss) per share.....   $ (0.13)   $ (0.19)    $ (0.07)   $  0.17     $  0.57    $  0.59     $  0.20    $  0.13
Diluted net income (loss) per share...   $ (0.13)   $ (0.19)    $ (0.07)   $  0.15     $  0.50    $  0.59     $  0.20    $  0.13

     Revenues over the last eight quarters were derived primarily from the sale of the Voodoo Graphics, Voodoo Rush, Voodoo2, and Voodoo Banshee chipsets. Revenues increased significantly quarter to quarter in 1997 and in 1998, except for the third quarter ended September 30, 1998, due primarily to increased sales volumes resulting from increased customer demand for and market acceptance of these products. In the third quarter of 1998, 3Dfx experienced a significant reduction in demand as compared to historical order rates for its Voodoo2 chipset, primarily from one customer, as well as a greater than expected seasonal slowdown, which resulted in a decrease in revenues from the previous quarter. In the fourth quarter of 1998, significant increases in demand for 3Dfx's new Voodoo Banshee product, combined with a stable demand as compared to the third quarter of 1998 for its Voodoo2 chipset, resulted in significant revenue growth in the fourth quarter of 1998 as compared to the previous quarter. During the three months ended March 31, 1997 and June 30, 1997, 3Dfx recognized development contract revenues of $750,000 and $1,067,000, respectively, under the Sega Agreement for the delivery of certain engineering designs to Sega and revenues recognized under the percentage of completion method of accounting based on costs incurred relative to total contract costs. No future revenues will be recognized under the Sega Agreement.

     Cost of revenues in 1998 increased in the first, second and fourth quarters as a result of increased sales in each of these quarters. Additionally, in the fourth quarter of 1998, costs of revenues increased due to the product revenue mix during the quarter which carried lower gross margins than historically experienced. In the third quarter of 1998, cost of revenues decreased when compared to the previous quarter primarily due to lower revenues, partially offset by increased costs associated with the initial shipments of the Company's Voodoo Banshee product, additional overhead costs with respect to lower revenues as a result of a greater than expected seasonal slowdown in the retail channel, and to an increase in inventory reserves due to an exceptionally rapid rate of product lifecycle obsolescence.

     Cost of revenues in 1997 reflects significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipments of Voodoo Graphics and Voodoo Rush. The increase in cost of revenues in the three months ended June 30, 1997, September 30, 1997 and December 31, 1997 resulted from the increases in sales in each of the respective periods. Cost of revenues in the three months ended

December 31, 1997, includes a $700,000 charge for the write off of Voodoo2 inventory which was not salable as a result of a manufacturing defect. Given 3Dfx's limited operating and product shipment history, 3Dfx believes that quarter to quarter comparisons of gross profit as a percentage of revenues are not meaningful.

     Research and development expenses increased quarter to quarter in 1998 and 1997 except for the fourth quarter of 1998. In 1998 and 1997, the increase in research and development expenses in each quarter through September 1998 reflects an increase in headcount, non-recurring engineering costs resulting from the commencement of manufacturing of the Voodoo Rush, Voodoo2 chipsets and the Voodoo Banshee and Voodoo3 chips. In the fourth quarter of 1998, research and development expenses decreased slightly from the previous quarter primarily due to a reduction in non-recurring engineering costs.

     Selling, general and administrative expenses fluctuated quarter to quarter in 1997 and 1998 primarily as a result of increased finance and administrative staffing and related costs necessary to support higher levels of operations, commission expenses associated with levels of revenues and varying levels of involvement in tradeshow and advertising activities.

     Interest and other income (expense), net fluctuated quarter to quarter in 1997 and 1998. The increase in interest and other income in the three months ended September 30, 1997 and December 31, 1997 is due to interest income earned on 3Dfx's investments as a result of higher cash balances from the completion of 3Dfx's initial public offering in June 1997, partially offset by interest expense on outstanding balances under the equipment line of credit and capital leases. The increase in interest and other income in the three months ended September 30, 1998 is primarily related to a one-time recognition of income as a result of the recent Sega litigation settlement, as well as to increased earnings from higher cash balances resulting from the completion of 3Dfx's initial public offering in June 1997 and a public secondary offering in March 1998, partially offset by interest expense on the outstanding equipment line of credit and capital lease balances.

     3Dfx believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenues, gross profit and income from operations. Accordingly, 3Dfx believes that period to period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, 3Dfx's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock could be materially adversely affected.

IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" which was adopted by the Company in the first quarter of fiscal 1998. This Statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. As the Company has no components of other comprehensive income, there are no disclosure requirements involved in the Company's adoption of this Statement.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in the first quarter of fiscal 1998. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. As the Company operates and tracks its results in only one segment, there are no additional disclosure requirements involved with the Company's adoption of this Statement.

YEAR 2000 COMPLIANCE

     Like many other companies, the Year 2000 computer issue creates risks for 3Dfx. If internal systems do not correctly recognize and process date information beyond the Year 1999, there could be an adverse impact on 3Dfx's operations. There are two other related issues which could also lead to incorrect calculations or failures: (1) some systems' programming assigns special meaning to certain dates, such as 9/9/99, and (2) the Year 2000 is a leap year. To address these Year 2000 issues with its internal systems, 3Dfx has initiated a program, that is designed to deal with 3Dfx's internal management information systems. Assessment and remediation are proceeding in parallel and 3Dfx currently plans to have changes to those management and critical systems completed and tested by June 1999. These activities are intended to encompass all major categories of systems used by 3Dfx, including sales and financial systems. 3Dfx is also working with key suppliers of products and services to determine either that their operations and products are Year 2000 capable, or to monitor their progress toward Year 2000 capability. In addition, the Company has begun internal discussions concerning contingency planning to address potential problem areas with internal systems and with suppliers and other third parties. It is expected that assessment, remediation and contingency planning activities will be ongoing throughout 1999 with the goal of appropriately resolving all material internal systems and third party issues.

     3Dfx believes that all of its products are year 2000 compliant. However, the Company is continuing to assess the capability of its products to handle the year 2000, and expects to complete that assessment by early 1999. The Company does not believe it is legally responsible for costs incurred by customers related to ensuring their Year 2000 capability. Nevertheless, the Company is incurring various costs to provide customer support and customer satisfaction services regarding Year 2000 issues and it is anticipated that these expenditures will continue through 1999 and thereafter. As used in this section, "Year 2000 Compliant" means that when used properly and in conformity with the product information provided by the company, and when used with Year 2000 Compliant computer systems, the product will accurately store, display, process, provide, and/or receive data from, into, and between the twentieth and twenty-first centuries, including leap year calculations, provided that all other technology used in combination with the 3Dfx product properly exchanges date data with the 3Dfx product. The costs incurred to date related to these programs have not been material. The cost which will be incurred by 3Dfx regarding the implementation of Year 2000 compliant internal information systems, answering and responding to customer requests related to Year 2000 issues, including both incremental spending and redeployed resources, is currently not expected to exceed $300,000. The total cost estimate does not include potential costs related to any customer or other claims or the cost of internal software and hardware replaced in the normal course of business. In some instances, the installation schedule of new software and hardware in the normal course of business is being accelerated to also afford a solution to Year 2000 capability issues. The total cost estimate is based on the current assessment of the projects and is subject to change as the project progress. Based on currently available information, management does not believe that the Year 2000 matters discussed above related to internal systems or products sold to customers will have a material impact on 3Dfx's financial condition or overall trends in results of operations. However, 3Dfx cannot guarantee that the year 2000 situation will not negatively impact the Company. In addition, the failure to ensure Year 2000 capability by a supplier or another third party could have a material adverse effect on the Company.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities in fiscal 1998 was due primarily to net income of $21.7 million, and increases of $28.5 million in accounts payable and $13.3 million in accrued liabilities, partially offset by increases of $20.1 million in inventory due to the increase in manufacturing to meet customer demand and $24.9 million in accounts receivable associated with the generation of revenues. Net cash used in operating activities in fiscal 1997 was due primarily to the net loss of $1.7 million, a $12.2 million increase in accounts receivable partially offset by a $10.3 million increase in accounts payable.

     Net cash used in investing activities was approximately $10.9 million in 1998 and $10.7 million in 1997 and was due in each period to the net maturities and purchases of investments and to the purchase of property and equipment. 3Dfx does not have any significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases. As of December 31, 1998, 3Dfx had capital equipment of $24.1 million less accumulated depreciation of $8.5 million to support its research and development, operations and administrative activities. 3Dfx has financed approximately $2.5 million of its capital equipment from capital lease obligations through December 31, 1998. 3Dfx has an equipment line of credit which provides for the purchase of up to $3.0 million of property and equipment. At December 31, 1998, there were no borrowings outstanding under this line of credit. Borrowings under this line are secured by all of 3Dfx's owned assets and bear interest at the bank's prime rate plus 0.75% per annum (8.5% as of December 31, 1998). The agreement requires that 3Dfx maintain certain financial ratios and levels of tangible net worth profitability and liquidity. 3Dfx was in compliance with its covenants as of December 31, 1998. The lease line of credit expires in December 2001. 3Dfx expects capital expenditures to increase over the next several years as it expands facilities and acquires equipment to support the planned expansion of its operations.

     Net cash provided by financing activities was approximately $58.1 million in 1998 and $34.6 million in 1997, due primarily to proceeds from the public offering in March 1998 and proceeds from the initial public offering in June 1997.

     3Dfx's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of the expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which 3Dfx's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, available borrowings under line of credit arrangements and other factors. 3Dfx believes that the proceeds from its March 1998 public offering, 3Dfx's current cash balances and cash generated from operations and from available or future debt financing will be sufficient to meet 3Dfx's operating and capital requirements through at least December 1999. However, there can be no assurance that 3Dfx will not require additional financing within this time frame. 3Dfx's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact 3Dfx's future capital requirements and the adequacy of its available funds. 3Dfx may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to 3Dfx, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require 3Dfx to relinquish its rights to certain of its technologies or products. The failure of 3Dfx to raise capital when needed could have a material adverse effect on 3Dfx's business, financial condition and results of operations.

FACTORS AFFECTING OPERATING RESULTS

  Risks Related to the Merger with STB Systems, Inc.

     The proposed merger of STB Systems, Inc. with and into a wholly-owned subsidiary of 3Dfx, which will result in STB becoming a wholly-owned subsidiary of 3Dfx, involves some specific risks, including the following:

     - 3Dfx and STB may encounter substantial difficulties integrating the two companies' products, technologies, research and development activities, administration, sales and marketing and other aspects of operations in a timely manner. The difficulties, costs and delays involved in this integration may increase operating costs, cause lower than anticipated financial performance or lead to the loss of customers and employees. The failure to successfully integrate 3Dfx and STB in a timely manner could result in a failure of the combined company to realize any of the anticipated benefits of the Merger and could materially harm the business of the combined company.

     - 3Dfx and STB may lose customers or suppliers as a result of the Merger. In particular, two of 3Dfx's largest customers, Creative and Diamond, compete directly with STB. During 1998, sales to Diamond (and its subsidiaries) and Creative (and its subsidiaries) represented 32% and 26% of 3Dfx's total revenue, respectively. 3Dfx expects that as a result of the Merger, sales to Diamond and Creative will be reduced significantly from prior levels and that such customers may no longer continue to be significant customers of the combined company. In addition, nVidia Corporation ("nVidia"), which is a major supplier of STB and whose graphics chips were incorporated into STB products, representing 63.9% of STB's net sales in fiscal 1998, competes directly with 3Dfx. If nVidia reduces its supply of graphics chips, the combined company may lose sales to those OEM customers that require the nVidia graphics processor for their systems.

     - The combined company will be dependent on a limited source of chips and boards because both companies will be more restricted in their ability to select products produced by either STB's or 3Dfx's competitors. If either 3Dfx's chips or STB's boards fail to meet the requirements of either company's customers, the business of the combined company could be materially harmed.

     - A significant component of the near-term success of the combined company will be continued success in the retail sales channels and there are significant risks associated with the combined company's dependence on near-term revenues in this channel.

     - The Merger will result in substantial dilution to current 3Dfx shareholders. After the Merger, the current shareholders of 3Dfx will own approximately 65.7% of the outstanding shares of 3Dfx common stock.

     - The combined company's success following the Merger will depend on the retention and integration of key personnel.

     - If the Merger is consummated, 3Dfx will issue to shareholders of STB an aggregate of approximately 8,193,800 shares of 3Dfx Common Stock (based on the number of shares of STB Common Stock outstanding as of December 31, 1998), almost all of which will be freely tradable upon consummation of the Merger. As a result, immediately after the Merger, substantial sales of 3Dfx Common Stock could occur, which could adversely affect or cause substantial fluctuations in the market price of 3Dfx Common Stock.

     - There will be substantial expenses resulting from the STB Merger of approximately $4.5 million.

     - The closing of the merger is subject to certain conditions that might not be satisfied in a timely manner, which could prevent the merger from being consummated.

In addition, in the event of the consummation of the Merger, there are a number of risks related to the business and operations of STB that would affect the operations of the combined company, including a number of the same or similar risks faced by 3Dfx identified below, as well as a number of risks specific to STB, including STB's dependence on a sole manufacturing facility, STB's dependence on suppliers, its entry into new product markets, fluctuations in its products or sales channel mix, and risks relating to environmental regulations. In the event that the merger is not consummated, 3Dfx will face other risks, including the opportunity costs associated with the pursuit of a business combination with STB.

  The Quarterly Operating Results of 3Dfx May Fluctuate

     3Dfx's quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future. These variations are the result of a number of factors, many of which are beyond 3Dfx's control. These factors include:

     - The ability to successfully develop, introduce and market new or enhanced products

     - The ability to introduce and market products in accordance with customer design requirements and design cycles

     - Changes in the relative volume of sales of various products with different margins

     - Changes in demand for 3Dfx's products and its customers' products

     - Gains or losses of significant customers or strategic relationships

     - The volume and timing of customer orders

     - The availability, pricing and timeliness of delivery of components for 3Dfx's products

     - The timing of new product announcements or introductions by competitors

     - Product obsolescence, the management of product transitions

     - Production delays

     - Decreases in the average selling prices of products

     Any one or more of the factors listed above or other factors could cause 3Dfx to fail to achieve its revenue and profitability expectations. Most of 3Dfx's operating expenses are relatively fixed in the short term. 3Dfx may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could materially harm quarterly operating results. As a result of the above factors, 3Dfx believes that you should not rely on period-to-period comparisons of results of operations as an indication of future performance. The results of any one quarter are not indicative of results to be expected for a full fiscal year.

  3Dfx Has a Limited Operating History

     3Dfx has been shipping products only since the third quarter of 1996. This limited operating history makes the assessment of 3Dfx's future operating results difficult. Additionally, 3Dfx incurred net losses of approximately $1.7 million in 1997 and $14.8 million in 1996. These net losses were attributable to the lack of substantial sales and to continuing significant costs incurred in product research, development and testing. Although 3Dfx had net income of $21.7 million in 1998, historical growth rates may not be sustained. Additionally, significant revenues or profitability may not be sustained or increased on a quarterly or annual basis in the future.

  3Dfx Faces Intense Competition

     The markets in which 3Dfx compete are intensely competitive and are likely to become more competitive in the future. Existing competitors and new market entrants may introduce products that are less costly or provide better performance or features than 3Dfx's products. 3Dfx does not compete on the basis of price alone. 3Dfx believes that the principal competitive factors for 3D graphics products are:

     - Product performance and quality

     - Conformity to industry standard application programming interfaces, or APIs

     - Access to customers and distribution channels

     - Price

     - Product support

     - Ability to bring new products to the market in a timely way

     Many of 3Dfx's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than 3Dfx. These competitors may also have greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than 3Dfx. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of 3Dfx's principal competitors offer a single vendor solution, because they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     3Dfx seeks to use strategic relationships to augment their capabilities. However, the benefits of these relationships may not be realized or sufficient to overcome the established positions of 3Dfx's largest competitors as suppliers to the PC OEM and retail markets. Regardless of the relative qualities of 3Dfx's products, the market power, product breadth and customer relationships of its larger competitors can be expected to provide such competitors with substantial competitive advantages.

     3Dfx competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions. These competitors include ATI Technologies, Inc., S3 Incorporated and Trident Microsystems, Inc. Many of these competitors have introduced 3D functionality on new iterations or existing graphics chips. 3Dfx also competes with companies that have recently entered the market with an integrated 3D/2D solution but which have not traditionally manufactured 2D solutions. These competitors include 3Dlabs, Inc., Ltd., nVidia Corporation and Micron Technology, Inc. 3Dfx also competes with Videologic Group Plc which has partnered with NEC to focus exclusively on developing a 3D solution for the interactive electronic entertainment market. 3Dfx also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional engineering market. These competitors include 3Dlabs, Integraph Corporation, Real 3D, an operating unit of Lockheed Martin Corp., and Silicon Graphics, Inc. These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications. Additionally, Intel has recently entered the 3D graphics market, targeting its efforts at the mainstream PC market. These companies may enter the interactive electronics entertainment market and, if they do, 3Dfx may not be able to compete successfully against them.

  3Dfx Depends on the PC Market

     For 1996, 1997 and 1998, 82%, 93% and 100% of 3Dfx's revenues were derived from graphics chips sold for use in PCs. 3Dfx expects to continue to derive almost all of their revenues from the sales of products for use in PCs. The PC and graphics chips industries are cyclical and have been characterized by:

     - Rapid technological change

     - Evolving industry standards

     - Cyclical market patterns

     - Frequent new product introductions and short product life cycles

     - Significant price competition and price erosion

     - Fluctuating inventory levels

     - Alternating periods of over-capacity and capacity constraints

     - Variations in manufacturing costs and yields

     - Significant expenditures for capital equipment and product development

     The PC and graphics chips markets have also grown substantially in recent years. However, such growth may not continue. A decline in PC or semiconductor sales or in the growth rate of such sales would likely reduce demand for 3Dfx's products. Moreover, such changes in demand could be large and sudden. Since graphics board and PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecasted product transitions. In such cases, the manufacturers may abruptly stop purchasing additional inventory from suppliers such as 3Dfx until the excess inventory has been used. Such suspension of purchases or any reduction in demand for PCs generally, or for particular products that incorporate 3Dfx's products, would materially harm 3Dfx's business.

     In addition, the PC and graphics chips industries have in the past experienced significant economic downturns at various times, characterized by lower product demand and accelerated reduction of product prices. 3Dfx may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

  3Dfx Depends on the Retail Distribution Channel

     3Dfx's products are distributed primarily in the retail distribution channel. To access the retail channel, 3Dfx depends on graphics board manufacturers whose products are sold to consumers. These graphics board manufacturers generally are not contractually required to make future purchases of 3Dfx's products and can stop including 3Dfx's products or their graphics boards for any reason. Heavy reliance on these graphics board manufacturers makes it difficult for 3Dfx to ascertain current demand for its existing products and anticipate demand for newly introduced products. The manufacturers have, in the past, been subject to product allocation by 3Dfx and as a result may overstate their needs for 3Dfx's products in order to ensure an adequate supply. In addition, the manufacturers may overestimate consumer demand for their graphics boards. Also, initial orders for a new product may be the result of interest by the graphics board manufacturers and not an indication of long-term consumer demand. If a significant number of graphics board manufacturers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for 3Dfx's products, 3Dfx's business could be materially harmed.

  3Dfx Faces the Challenge of Growth

     3Dfx has experienced rapid growth and may continue to experience such growth. Growth has placed, and is expected to continue to place, a significant strain on 3Dfx's managerial, operational and financial resources, including their sales, customer support, research and development, and finance and administrative operations. Although some new controls, systems and procedures have been implemented, 3Dfx's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls, and any failure to do so could inhibit growth and harm the company.

  3Dfx Depends on New Product Development

     The markets for which 3Dfx's products are designed are intensely competitive and are characterized by short product life cycles, rapidly changing technology, evolving industry standards and declining average selling prices. 3Dfx's businesses will depend to a significant extent on their ability to successfully develop new products. As a result, 3Dfx believes that significant expenditures for research and development will continue to be required in the future. To succeed in this environment 3Dfx must anticipate the features and functionality that customers will demand. 3Dfx must then incorporate those features and functionality into products that meet the design requirements of the PC market and the timing requirements of retail selling seasons. The success of 3Dfx's new product introductions will depend on several factors, including:

     - Proper new product definition

     - Timely completion and introduction of new product designs

     - The ability of subcontractors and component manufacturers to effectively design and implement the manufacture of new products

     - Quality of new products

     - Product performance as compared to competitors' products

     - Market acceptance of 3Dfx's and their customers' products

     - Competitive pricing of products

     - Introduction of new products to the market within the limited time window for OEM design cycles and retail selling seasons

     As the markets for 3Dfx's products continue to develop and competition increases, we anticipate that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins for 3Dfx's products will decline as products mature. Thus, 3Dfx will need to introduce new products to maintain average selling prices and gross margins. To do this, 3Dfx must successfully identify new product opportunities and develop and bring new products to market in a timely manner.

     3Dfx has in the past experienced delays in completing development and introduction of new products. The failure of 3Dfx to successfully develop and introduce new products and achieve market acceptance for such products would materially harm 3Dfx's business.

  3Dfx's Products Have Short Product Life Cycles; 3Dfx Must Successfully Manage Product Transitions

     3Dfx's products have short product life cycles. The life cycles of 3Dfx's graphics chips typically range from six to nine months. A failure by 3Dfx to successfully introduce new products within a given product cycle could materially harm its business for that cycle and possibly for subsequent cycles. Any such failure could also damage 3Dfx's brand name, reputation and relationships with their customers and cause longer term harm to their business.

     The PC market frequently undergoes transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. 3Dfx's products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of such a transition. Otherwise, 3Dfx would likely lose business as well as the opportunity to compete for new design contracts until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could significantly reduce 3Dfx's revenues for a substantial period.

     The success of 3Dfx depends upon continued market acceptance of its existing products, and its ability to continually develop and introduce new products and features and product enhancements to meet changing customer requirements. Each new product cycle presents new opportunities for competitors of 3Dfx to gain market share.

     There are long lead times for certain components used in 3Dfx's products. Therefore, 3Dfx may not be able to quickly reduce its production or inventory levels in response to unexpected shortfalls in sales or, conversely, to increase production in response to unexpected demand. 3Dfx's existing products may not continue to be accepted by their markets and 3Dfx may not be successful in enhancing its existing products or identifying, developing, manufacturing or marketing new products. Delays in developing new products or product enhancements or the failure of such products or product enhancements to gain market acceptance would materially harm 3Dfx's businesses.

  3Dfx Has Significant Customer Concentration

     3Dfx's sales are highly concentrated among a limited number of customers. Revenues derived from sales to Diamond, Creative and Elitetron accounted for approximately 28%, 22% and 16% of revenues in 1998 and revenues derived from sales to Diamond and Elitetron accounted for approximately 37% and 16% of revenues for 1997. 3Dfx expects that a small number of customers will continue to account for a substantial portion of their revenues for the foreseeable future.

     All of 3Dfx's sales were made pursuant to purchase orders. This lack of long-term commitments, together with the customer concentration noted above, pose a significant risk. If a single customer of 3Dfx cancels an order or ceases to be a customer, 3Dfx's business and financial condition could be materially harmed.

  3Dfx Has Significant Product Concentration

     3Dfx's revenues are dependent on the markets for 3D/2D and 3D media processors for PCs and on 3Dfx's ability to compete in that market. Since 3Dfx has no other products, 3Dfx's business would be materially harmed if it were unsuccessful in selling these media processors.

     3Dfx Depends on Independent Manufacturers and Other Third Parties; 3Dfx Has No Manufacturing Capacity

     3Dfx's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. 3Dfx does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. Taiwan Semiconductor Manufacturing Company, or TSMC, currently manufactures all of 3Dfx's wafers in Taiwan. 3Dfx obtains manufacturing services from TSMC on a purchase order basis. 3Dfx depends on TSMC to:

     - Produce wafers of acceptable quality and with acceptable manufacturing yields

     - Deliver those wafers to 3Dfx and its independent assembly and testing subcontractors on a timely basis

     - Allocate to 3Dfx a portion of their manufacturing capacity sufficient to meet 3Dfx's needs

     3Dfx expects to continue to be dependent upon TSMC in the future.

     3Dfx has no readily available alternative source of supply and it could take several months to establish a strategic relationship with a new manufacturing partner. Therefore, a manufacturing disruption experienced by TSMC would impact the production of 3Dfx's products for a substantial period of time. Additionally, TSMC fabricates wafers for other companies and could choose to prioritize capacity for other uses or reduce or eliminate deliveries to 3Dfx on short notice. Any disruption in 3Dfx's access to TSMC's production capacity would materially harm 3Dfx's business.

     There are many other risks associated with 3Dfx's dependence upon third party manufacturers, including:

     - Reduced control over delivery schedules, quality assurance, manufacturing yields and cost

     - The potential lack of adequate capacity during periods of excess demand

     - Limited warranties on wafers supplied to 3Dfx

     - Potential misappropriation of 3Dfx's intellectual property

     3Dfx's products are packaged and tested by two third party subcontractors on a purchase order basis rather than under a long-term agreement. As a result of its reliance on these subcontractors to assemble and test its products, 3Dfx cannot directly control product delivery schedules. This could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of 3Dfx's products. A significant amount of time is required to qualify assembly and test subcontractors. Therefore, product shipments could be delayed significantly if 3Dfx is required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and testing of 3Dfx's products could materially harm 3Dfx's business.

  Semiconductor Manufacturers Experience Manufacturing Yield Problems

     The fabrication of semiconductors is a complex and precise process that often experiences problems that are difficult to diagnose and time consuming or expensive to solve. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields. These yields reflect the number of good die as a proportion of the total number of die on any particular wafer. Once production yields for a product stabilize, 3Dfx pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that product. Until production yields for a product stabilize, however, 3Dfx must pay an agreed price for wafers regardless of yield. Accordingly, in this latter circumstance, 3Dfx bears the risk of final yield of good die. Poor yields would materially harm 3Dfx's business.

     Semiconductor manufacturing yields are a function of both product design, which is developed largely by 3Dfx, and process technology, which is typically proprietary to the manufacturer. Low yields may result from either design or process technology failure. Thus, yield problems may not be determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process. At that point, resolution of yield problems would require cooperation by and communication between 3Dfx and the manufacturer. The offshore location of 3Dfx's manufacturer compounds this risk because it increases the effort and time required to identify, communicate and resolve manufacturing yield problems. As 3Dfx's relationships with TSMC and any additional manufacturing partners develop, yields could be harmed from difficulties in adapting 3Dfx's technology and product design to the proprietary process technology and design rules of each manufacturer.

     3Dfx's manufacturers may not achieve or maintain acceptable manufacturing yields in the future. Because of 3Dfx's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in 3Dfx's per unit costs and force 3Dfx to allocate its available product supply among its customers. Such an allocation could potentially adversely impact customer relationships as well as revenues and gross profit. Any inability of 3Dfx to achieve planned yields from its manufacturers could materially harm 3Dfx's business, 3Dfx also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, 3Dfx's revenues and gross profit could be materially harmed.

  3Dfx Faces Risks Relating to Intellectual Property

     3Dfx relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. If these efforts are not sufficient to protect 3Dfx's intellectual property, 3Dfx's business may be harmed. Many foreign jurisdictions offer less protection of intellectual property rights than the United States. Therefore, the protection provided to 3Dfx's proprietary technology by the laws of foreign jurisdictions may not be sufficient to protect its technology.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions and it is common in the PC industry for companies to assert intellectual property infringement claims against other companies. Therefore, 3Dfx's products may become the target of infringement claims. If that were to occur, 3Dfx may be required to spend significant time and money to defend its products, redesign its products or develop or license a substitute technology. Any of these events could materially harm 3Dfx's business. Litigation by or against 3Dfx could result in significant expense to 3Dfx and could divert the efforts of 3Dfx's technical and management personnel, regardless of the outcome of such litigation.

  3Dfx's International Operations Are Subject to Certain Risks

     3Dfx relies on foreign third-party manufacturing, assembly and testing operations which are located in Asia. In addition, 3Dfx has significant export sales. These international operations subject 3Dfx to a number of risks associated with conducting business outside of the United States. These risks include:

     - Unexpected changes in legislative or regulatory requirements

     - Delays resulting from difficulty in obtaining export licenses for certain technology

     - Tariffs, quotas and other trade barriers and restrictions

     - Longer accounts receivable payment cycles

     - Difficulties in collecting payment

     - Potentially adverse tax consequences, including repatriation of earnings

     - Burdens of complying with a variety of foreign laws

     - Unfavorable intellectual property laws

     - Political instability

     - Foreign currency fluctuations

     Any of these factors could materially harm the international operations and sales of 3Dfx, and consequently, its business. Recently, the financial markets in Asia have experienced significant turmoil, which could harm 3Dfx's international sales or operations. Currently, all of 3Dfx's product sales and its arrangements with its foundry and assembly and test vendors provide for pricing and payment in U.S. dollars. To date, 3Dfx has not engaged in any currency hedging activities, although 3Dfx may do so in the future. An increase in the value of the U.S. dollar relative to foreign currencies could make 3Dfx's products more expensive and potentially less competitive in foreign markets.

  3Dfx's Stock Prices May Be Volatile

     The trading price of 3Dfx's Common Stock has in the past fluctuated and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including:

     - Quarterly variations in results of operations

     - Announcements of technological innovations or new products by 3Dfx, its customers or competitors

     - Changes in securities analysts' recommendations

     - Earnings estimates for 3Dfx

     - General fluctuations in the stock market

     3Dfx's revenues and results of operations may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of 3Dfx's Common Stock. In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of 3Dfx's common stock.

     In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has been brought against the issuing company. It is possible that similar litigation could be brought against 3Dfx. Such litigation could result in substantial costs and would likely divert management's attention and resources. Any adverse determination in such litigation could also subject 3Dfx to significant liabilities.

  Risks Associated with Year 2000 Compliance

     3Dfx uses a significant number of computer software programs and operating systems in its internal operations. These include applications used in financial business systems and various administration functions, and also software programs in their products. If these software applications are unable to appropriately interpret dates occurring in the upcoming calendar year 2000, some level of modification or replacement of such software may be necessary. 3Dfx believes that all of its existing products are Year 2000 compliant and has conducted or is conducting Year 2000 compliance testing. Despite such belief, 3Dfx's products may not be Year 2000 compliant. If 3Dfx's products fail to perform, including failures due to the onset of calendar year 2000, its business would likely be materially harmed.

     3Dfx is currently evaluating its information technology for Year 2000 compliance. This evaluation includes reviewing what actions are required to make all internally used software systems Year 2000 compliant as well as actions necessary to make 3Dfx less vulnerable to Year 2000 compliance problems associated with third parties' systems. Such measures may not solve all of 3Dfx's Year 2000 problems. Any Year 2000 problems could materially harm 3Dfx's business. In addition, 3Dfx's customers and suppliers may not be year 2000 compliant, which could materially harm 3Dfx's business. See "Year 2000 Compliance" on page 23.

  3Dfx Depends on Third Party Developers and Publishers

     3Dfx believes that the availability of numerous high quality, commercially successful software entertainment titles and applications significantly affects sales of 3D and 3D/2D media processors. 3Dfx depends on third party software developers and publishers to create, produce and market software titles that will operate with 3Dfx's 3D and 3D/2D media processor products. Only a limited number of software developers are capable of creating high quality entertainment software. Competition for these resources is intense and is expected to increase. Therefore, a sufficient number of high quality, commercially successful software titles compatible with 3Dfx's products may not be developed. In addition, the development and marketing of game titles that do not fully demonstrate the technical capabilities of 3Dfx's products could create the impression that 3Dfx's technology offers only marginal performance improvements, if any, over competing products.

     3Dfx's success will be substantially affected by the adoption by software developers of Glide, its proprietary, low-level 3D API. Although 3Dfx's products support game titles developed for most industry standard APIs, 3Dfx believes that Glide currently allows developers to fully exploit the technical capabilities of 3Dfx's 3D and 3D/2D media processor products. Glide competes with APIs developed or expected to be developed by other companies having significantly greater financial resources, marketing power, name recognition and experience than 3Dfx. For example, certain industry standard APIs, such as Microsoft's D3D and SGI's OpenGL, have a much larger installed customer base and a much larger base of existing software titles. Developers may face additional costs to port games developed on other standard APIs to Glide for play on the 3Dfx's architecture. There can be no assurance that Glide will be adopted by a sufficient number of software developers or that developers who have used Glide in the past will continue to do so in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     Reference is made to the financial statements and supplemental data required by this item and set forth at the pages indicated in item 14(a) of this Report and, for selected quarterly data, to the subsection "Quarterly Results of Operations" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The executive officers and directors of 3Dfx are as follows:

             NAME               AGE                             POSITION
             ----               ---                             --------
L. Gregory Ballard............  44    President, Chief Executive Officer and Director
David Zacarias................  49    Vice President, Administration and Chief Financial Officer
Karl Chicca...................  41    Vice President, Operations
Michael Howse.................  36    Vice President, Corporate Marketing and Business Development
Darlene R. Kindler............  46    Vice President, Third Party
Janet Leising.................  41    Vice President, Engineering
Scott D. Sellers..............  30    Senior Vice President, Product Development and Director
Gary Tarolli..................  42    Vice President and Chief Technology Officer
Jordan G. Watters.............  36    Vice President, Worldwide Sales
Gordon A. Campbell(1).........  54    Chairman of the Board of Directors
Alex Leupp(2).................  59    Director
Anthony Sun(1)................  46    Director
James Whims(2)................  44    Director
Philip M. Young(1)............  68    Director

---------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     L. GREGORY BALLARD has served as President, Chief Executive Officer and a director of 3Dfx since December 1996. Prior to joining 3Dfx, Mr. Ballard was President at Capcom Entertainment, Inc., a video game and multimedia entertainment company, from June 1995 through November 1996. Prior to that, Mr. Ballard served as Chief Operating Officer and Chief Financial Officer of Digital Pictures, Inc., a video game company, from May 1994 to June 1995. Mr. Ballard was President and Chief Executive Officer of Warner Custom Music Corporation, a multimedia marketing division of Time Warner, Inc., from October 1992 to May 1994, and he was President and Chief Operating Officer of Personics Corporation, a predecessor to Warner Music, from January 1991 to October 1992. Mr. Ballard also worked for Boston Consulting Group and as a practicing attorney in Washington, D.C.

     DAVID ZACARIAS has served as Vice President, Administration and Chief Financial Officer of 3Dfx since February 1998. Prior to joining 3Dfx, Mr. Zacarias served as Chief Financial Officer, from February 1993 to January 1998 and as Chief Operating Officer from July 1995 to January 1998 of OPTi Inc., a fabless semiconductor company.

     KARL CHICCA has served as Vice President, Operations of 3Dfx since June 1996. Prior to joining 3Dfx, Mr. Chicca was Vice President of Strategic Commodity Management of Maxtor Corporation, a disk drive company, from May 1995 to May 1996. He was Vice President, Materials at MiniStor Peripherals Corp. from March 1994 to April 1995. MiniStor filed a petition for relief under Chapter 11 of the Federal bankruptcy laws on April 14, 1995. From 1979 to March 1994, Mr. Chicca held various materials and manufacturing positions with International Business Machine Corporation ("IBM"), most recently as Manager of Worldwide Procurement of IBM's Storage Systems Division. Mr. Chicca received a BS in Business Administration from San Jose State University.

     MICHAEL HOWSE has served as Vice President, Corporate Marketing and Business Development since August 1998. From April 1998, when Mr. Howse first joined 3Dfx, until August 1998, Mr. Howse was Director of Business Development. Prior to joining 3Dfx, Mr. Howse was Director of Marketing at S3 Incorporated, a semiconductor company, from October 1995 to April 1998. From December 1994 to October 1995, Mr. Howse was a publisher at Creative Labs, Inc., a multimedia and graphics company. Before that from August 1991 through December 1994, Mr. Howse was co-founder and president of Total Vision, Inc., a multimedia software development company.

     DARLENE R. KINDLER has served as Vice President, Third Party since February 1998. From September 1996 to February 1998, Ms. Kindler was 3Dfx's Director of Publisher and Developer Relations. Prior to joining 3Dfx, Ms. Kindler served, from July 1996 to September 1996, as Vice President of Consumer Division, and from April 1994 to July 1996, as Director of Sales and Marketing for Data East, Inc., a licensee and publisher of Nintendo, Sony Playstation and Sega games, as well as a manufacturer and distributor of arcade games. From 1990 to April 1994, Ms. Kindler served as Director of Sales and Marketing for IREM America Corp., a Japanese company specializing in arcade games and Nintendo consumer products. Ms. Kindler was Manager of International Marketing at Nintendo of America, Inc., a manufacturer of home console video game machines, from 1984 to 1990.

     JANET LEISING has served as Vice President, Engineering of 3Dfx since August 1998 and before then as Vice President, Software Engineering since June 1997. Prior to that, Ms. Leising served as Director of Software Engineering since August 1995. Before joining 3Dfx, Ms. Leising was the Director of Software Engineering at Weitek Systems Inc., a multimedia semiconductor company, from November 1993 to July 1995. She was PC Graphics Manager and the X/PEX Manager at Kubota Graphics Computers, Inc., a workstation company, from November 1991 to November 1993. Prior to that, Ms. Leising was the Section Manager at Data General, R.T.P., a workstation company, from June 1988 to November 1991.

     SCOTT D. SELLERS has served as Senior Vice President, Product Development of 3Dfx since August 1998. He co-founded 3Dfx in August 1994 and served as Vice President, Research and Development from January 1995 to August 1998, has also served as a director of 3Dfx since March 1995. Mr. Sellers was Principal Engineer at MediaVision Technology, Inc. ("MediaVision"), a multimedia computer products company, from June 1993 to June 1994. Prior to that, Mr. Sellers was a Microprocessor Engineer at Pellucid, Inc. ("Pellucid"), a developer of chip and board products, from January 1993 to June 1993. Mr. Sellers was also a Member of the Technical Staff at SGI from October 1990 to January 1993.

     GARY TAROLLI has served as Vice President and Chief Technology Officer of 3Dfx since May 1998 and from January 1995 to May 1998 as Vice President and Chief Scientist. Prior to co-founding 3Dfx in August 1994, Mr. Tarolli was an Engineering Fellow at MediaVision from 1993 to 1994. Before joining MediaVision, Mr. Tarolli was a self-employed consultant to the 3D graphics industry from 1992 to 1993. Mr. Tarolli was a Principal Scientist at SGI from 1983 to 1992. Prior to joining SGI, he was a Principal Engineer at Digital Equipment Corp. for four years.

     JORDAN G. WATTERS has served as Vice President, Worldwide Sales of 3Dfx since January 1998. From May 1997 until January 1998, Mr. Watters was 3Dfx's Director of Worldwide Sales. Prior to joining 3Dfx, Mr. Watters served, from January 1996 to May 1997, as Vice President of Sales and Marketing and, from April 1995 to January 1996, as Director of Sales at VideoLogic, Inc., a manufacturer and distributor of PC Multimedia products. From 1989 to April 1995, Mr. Watters served in a variety of sales and managerial positions, most recently as Business Unit Manager, at Conner Peripherals, Inc., a manufacturer of computer storage products.

     GORDON A. CAMPBELL has served as the Chairman of the Board of Directors of 3Dfx Interactive, Inc. since August 1994 when he co-founded 3Dfx. Mr. Campbell also served as President and Chief Executive Officer of 3Dfx from January 1995 to December 1996. Prior to joining 3Dfx, Mr. Campbell founded Techfarm, Inc., a venture capital investment firm, and has served as President since September 1993. In 1985, Mr. Campbell founded Chips and Technologies, Inc. ("CHIPS"), a semiconductor and related device company, and served as Chairman, Chief Executive Officer and President of CHIPS until July 1993. Mr. Campbell founded SEEQ Technology, Inc. ("SEEQ"), a semiconductor and related device company, in 1981. He served as President and Chief Executive Officer of SEEQ from 1981 to 1985. Mr. Campbell currently serves as a director of 3Com Corporation and Bell Microproducts, Inc. Mr. Campbell is also a director of several private companies.

     ALEX LEUPP has served as a director of 3Dfx since October 1998. Since December 1998, Mr. Leupp has been President and Chief Executive Officer of Chip Express Corporation, a semiconductor company. Mr. Leupp spent 12 years with Siemens Microelectronics, Inc, a semiconductor company, where his most recent position was President and Chief Executive Officer.

     ANTHONY SUN has served as a director of 3Dfx Interactive, Inc. since March 1995. Mr. Sun has been a General Partner at Venrock Associates, a venture capital investment firm, since 1979. He is currently director of Cognex Corporation, Komag, Inc., Phoenix Technologies Ltd. and Worldtalk Communications Corporation. Mr. Sun is also a director of several private companies.

     JAMES WHIMS has served as a director of 3Dfx Interactive, Inc. since November 1996. Mr. Whims has been a Partner at Techfarm since November 1996. From November 1994 until July 1996, Mr. Whims was the Executive Vice President of Sony Computer Entertainment, a video game hardware and software company. From 1990 until July 1994, Mr. Whims was Executive Vice President of the Consumer Division of The Software Toolworks, Inc., a diversified software company. From 1985 to 1988, Mr. Whims served as Vice President of Sales of Worlds of Wonder, Inc., a toy products company, which he co-founded.

     PHILIP M. YOUNG has served as a director of 3Dfx Interactive, Inc. since March 1995. Mr. Young has been a general partner at U.S. Venture Partners, a venture capital firm, since April 1990. He was a managing director of Dillon, Read and Co., Inc., and general partner of Dillon Read's Concord Partners venture capital activity in Palo Alto from January 1986 to April 1990. He currently serves on the Boards of Directors of Vical, Inc., CardioThoracic Systems, Inc., Immune Response Corporation and Zoran Corporation. Mr. Young is also a director of several private companies.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 (a) of the Exchange Act ("Section 16 (a)") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. Such officers, directors and ten-percent shareholders are also required by SEC rules to furnish the Company with copies of all such forms that they file. Based solely on its review of the copies of such forms received by the Company, or written representations from certain reporting persons that no Forms 5 were required for such persons, the Company believes that during fiscal 1998 all Section 16(a) filing requirements applicable to its officers, directors and ten-percent shareholders were complied with, except that Alex Leupp filed a Form 3 late and Gary Martin and James Whims each filed a Form 4 late.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     The members of the Compensation Committee during fiscal 1998 were George J. Still, Jr. (until October 1998), James Whims and Alex Leupp (from October 1998). None of Mssrs. Still, Whims or Leupp was at any time during the Company's 1998 fiscal year or at any other time an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

     Mr. Whims provides consulting services to the Company for which the Company pays a fee of $5,000 per month. The Company made total payments to Mr. Whims in fiscal 1998 of $60,000.

COMPENSATION OF DIRECTORS

     Members of the Company's Board of Directors do not receive compensation for their services as directors. The Company's 1997 Director Option Plan provides that options shall be granted to non-employee directors of the Company pursuant to an automatic nondiscretionary grant mechanism. The exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director Plan provides for an initial grant of options to purchase 12,500 shares of Common Stock to each new non-employee director of the Company who is neither affiliated with nor nominated by a shareholder that owns one percent or more of the outstanding capital stock of the Company on the later of the effective date of the Director Plan or the date he or she first becomes a director. In addition, each non-employee director will automatically be granted an additional option to purchase 5,000 shares of Common Stock at the next meeting of the Board of Directors following the annual meeting of shareholders if on such date, such director has served on the Board of Directors for at least six months; provided, however, if such director is elected as Chairman of the Board of Directors, such option grant shall be 10,000 shares. In addition to these grants, each director shall automatically be granted an option to purchase 1,000 shares at the next meeting of the Board of Directors following the annual meeting of shareholders if such director serves on either the Audit Committee or Compensation Committee of the Board of Directors. If such Director serves on both such Committees, this grant shall be 2,000 shares. 12,500 share options granted to a director vest at a rate of 1/48th of the shares subject to the option per month following the date of grant. 5,000 or 10,000 share options granted to a director vest at a rate of 1/12th of the shares subject to the option per month following the date of grant. 1,000 share options granted to a director vest at a rate of 1/12th of the shares subject to the option per month following the date of grant.

     Pursuant to such automatic grant mechanism, in fiscal 1998, directors received the following grants:

                       NAME                            SHARES       EXERCISE PRICE
                       ----                         -------------   --------------
Gordon A. Campbell................................  11,000 shares       $23.25
Alex Leupp........................................  12,500 shares        12.19
Anthony Sun.......................................   6,000 shares        23.25
Philip M. Young...................................   6,000 shares        23.25
James Whims.......................................   6,000 shares        23.25

     As of December 31, 1998, no shares of Common Stock had been issued upon the exercise of options granted under the Director Plan, options to purchase 75,000 shares of Common Stock were outstanding and 75,000 shares remain available for future option grants under the Director Plan.

ITEM 11. EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to 3Dfx in all capacities during the years ended December 31, 1996, 1997 and 1998, for 3Dfx's Chief Executive Officer and 3Dfx's next four most highly compensated executive officers whose salary and bonus for the 1998 fiscal year exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                                                                COMPENSATION
                                                          ANNUAL COMPENSATION                   -------------
                                           -------------------------------------------------     SECURITIES
                                             FISCAL                             OTHER ANNUAL     UNDERLYING
       NAME AND PRINCIPAL POSITION            YEAR       SALARY($)   BONUS($)   COMPENSATION    OPTIONS(#)(1)
       ---------------------------         -----------   ---------   --------   ------------    -------------
L. Gregory Ballard(2)....................     1998       $251,923    $52,000      $     --               --
President, Chief Executive Officer and        1997        210,167      6,200            --           18,750
Director                                      1996         11,538         --            --          350,000
Scott D. Sellers.........................     1998        177,121     39,250            --          100,000(3)
Senior Vice President, Product                1997        149,079      4,665            --           68,750
Development and Director                      1996        116,667      1,400            --           25,000
Gary Tarolli.............................     1998        177,121     44,250            --          100,000(3)
Vice President and Chief Technology           1997        155,000      5,000            --           68,750
Officer                                       1996        130,000      1,400            --           25,000
Jordan G. Watters(4).....................     1998        145,962     76,150         4,800(5)        70,000(6)
Vice President, Worldwide Sales               1997         79,748     56,500         3,045(5)        35,000
                                              1996             --         --            --
David Zacarias(7)........................     1998        190,192     26,545            --          200,000(8)
Vice President, Administration and Chief      1997             --         --            --               --
Financial Officer                             1996             --         --            --               --

---------------
(1) These shares are subject to exercise under stock options granted under 3Dfx's 1995 Employee Stock Plan.

(2) Mr. Ballard joined 3Dfx in December 1996.

(3) Includes options to purchase an aggregate of 50,000 shares of Common Stock granted to each of Mr. Sellers and Mr. Tarolli in connection with 3Dfx's option repricing program in exchange for options that had a higher exercise price.

(4) Mr. Watters joined 3Dfx in May 1997 as Director of Worldwide Sales and became Vice President, Worldwide Sales in February 1998.

(5) Consists of car allowances.

(6) Includes options to purchase an aggregate of 35,000 shares of Common Stock granted to Mr. Watters in connection with 3Dfx's option repricing program in exchange for options that had a higher exercise price.

(7) Mr. Zacarias joined 3Dfx in February 1998.

(8) These shares are subject to exercise under stock options granted under 3Dfx's 1997 Supplementary Stock Option Plan. Includes an option to purchase 100,000 shares of 3Dfx Common Stock granted to Mr. Zacarias in connection with 3Dfx's option repricing program in exchange for an option that had a higher exercise price.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended December 31, 1998. Except as otherwise noted, all such options were awarded under 3Dfx's 1995 Employee Stock Plan.

                                                                                        POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                                -----------------------------------------------------      ANNUAL RATES OF
                                  NUMBER OF      PERCENT OF                                  STOCK PRICE
                                 SECURITIES     TOTAL OPTIONS   EXERCISE                  APPRECIATION FOR
                                 UNDERLYING      GRANTED TO      PRICE                     OPTION TERM(1)
                                   OPTIONS      EMPLOYEES IN      PER      EXPIRATION   ---------------------
             NAME               GRANTED(2)(3)    FISCAL 1998    SHARE(4)      DATE         5%         10%
             ----               -------------   -------------   --------   ----------   --------   ----------
L. Gregory Ballard............          --           --%        $    --                 $     --   $       --
Scott D. Sellers..............      50,000            3          13.125     12/3/08      412,712    1,045,893
Gary Tarolli..................      50,000            3          13.125     12/3/08      412,712    1,045,893
Jordan G. Watters.............      35,000            2          13.125     12/3/08      288,898      732,125
David Zacarias(5).............     100,000            5          13.125     12/3/08      825,424    2,091,787

---------------
(1) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation based upon the exercise price per share are mandated by the rules of the SEC and do not represent 3Dfx's estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future financial gains, if any, on stock option exercises are dependent on the future financial performance of 3Dfx, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the fair market value of 3Dfx Common Stock from the date of grant to the date of this Joint Proxy Statement/ Prospectus, other than the columns reflecting assumed rates of appreciation of 5% and 10%.

(2) Options become exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 1/48 of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the date of grant.

(3) In connection with 3Dfx's option repricing program, such options were granted in exchanged for options having a higher exercise price. The new options have the same vesting schedule as the options for which they were exchanged, except that the options would not be exercisable for a period of one year from the date of repricing.

(4) Options were granted at an exercise price equal to the fair market value of 3Dfx's Common Stock on the date of grant, as determined by the 3Dfx Board. Exercise price may be paid in cash, check, promissory note, delivery of already-owned shares of 3Dfx's Common Stock subject to certain conditions, authorization to 3Dfx to retain from the total number of shares for which the option is exercised that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to 3Dfx the amount of sale or loan proceeds required to pay the exercise price, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law.

(5) These shares are subject to exercise under stock options granted under 3Dfx's 1997 Supplementary Stock Option Plan.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding exercises of stock options by the Named Executive Officers during the year ended December 31, 1998 and the stock options held as of December 31, 1998 by the Named Executive Officers.

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED
                                                              OPTIONS AT                VALUE OF UNEXERCISED
                           SHARES                          DECEMBER 31, 1998           IN-THE-MONTH OPTIONS AT
                          ACQUIRED                              (#)(1)                 DECEMBER 31, 1998($)(2)
                             ON           VALUE       ---------------------------    ---------------------------
         NAMES           EXERCISE(#)   REALIZED($)    EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
         -----           -----------   -----------    -----------   -------------    -----------   -------------
L. Gregory Ballard.....    140,000     $3,039,375       43,275         184,625        $507,399      $2,057,891
Scott D. Sellers.......         --             --       21,745          72,005         188,193         103,150
Gary Tarolli...........         --             --       21,745          72,005         188,193         103,150
Jordan G. Watters......         --             --       13,750          56,250          13,344           2,031
David Zacarias.........         --             --           --         100,000              --              --

---------------
(1) Options granted under 3Dfx's 1995 Employee Stock Plan may be exercised by the holder thereof prior to vesting with the shares purchased thereby subject to repurchase by 3Dfx until fully vested. The table presents options as exercisable according to the vesting schedule of the option.

(2) Based upon the last sale price of 3Dfx's Common Stock on December 31, 1998, $12.63 per share, minus the exercise price.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     Pursuant to letter agreements entered into with each of L. Gregory Ballard, Karl Chicca, Scott Sellers and Gary Tarolli, in the event there is a change of control of 3Dfx and such executive is terminated other than for cause within one year following the effective date of such change of control, (i) in the case of Messrs. Ballard and Chicca, 25% (or, in the event that less than 25% of such executive's options remain unvested, all) of such executive's options will be accelerated and become fully vested and (ii) in the cases of Messrs. Sellers and Tarolli, 25% of the executive's stock subject to 3Dfx's repurchase option under a restricted stock purchase agreement shall be released from such repurchase option (or all of such stock if less than 25% of the executive's stock remains subject to 3Dfx's repurchase option). For purposes of these letter agreements a "change of control" means the (i) the sale of all or substantially all of 3Dfx's assets, or (ii) a consolidation or merger of 3Dfx with or in any other corporation (other than a wholly-owned subsidiary of 3Dfx) or engagement in a transaction or series of transactions in which more than 50% of the voting power of 3Dfx is disposed. Termination other than for cause includes constructive termination resulting from (i) the reduction of such employee's rate of compensation, (ii) the reduction of such employee's scope of engagement or (iii) the requirement that such employee provide services at a location more than 50 miles from the employee's office location as of the date of the letter agreement.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     3Dfx has adopted provisions in its Articles of Incorporation that eliminate to the fullest extent permissible under California law the liability of its directors to 3Dfx for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. 3Dfx's Bylaws provide that 3Dfx shall indemnify its directors and officers to the fullest extent permitted by California law, including in circumstances in which indemnification is otherwise discretionary under California law. 3Dfx has entered into indemnification agreements with its officers and directors containing provisions which may require 3Dfx, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of 3Dfx in which indemnification would be required or permitted. 3Dfx is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

OPTION REPRICINGS

     In October 1998, the 3Dfx Board determined that the purposes of the 1995 Employee Stock Plan and the 1997 Supplemental Plan were not being adequately achieved with respect to those employees holding options with exercise prices greater than the then-current market value of 3Dfx's Common Stock and that it was in the best interests of 3Dfx and 3Dfx's shareholders that 3Dfx retain and motivate such employees. The 3Dfx Board decided therefore to provide such option holders, excluding executive officers, the opportunity to exchange their options for new ones with exercise prices equal to the then-current market value of 3Dfx's Common Stock. On October 27, 1998, upon approval of the 3Dfx Board, 3Dfx offered certain employees who were holders of outstanding options under the 1995 Employee Stock Plan and 1997 Supplemental Plan with exercise prices in excess of $10.88 per share the opportunity to exchange such options for new stock options with an exercise price of $10.88 per share, the fair market value of 3Dfx's Common Stock at the close of business on that date. Executive officers were not entitled to participate in the October repricing. Subsequently, however, the 3Dfx Board determined that it was necessary, in order to retain and motivate its executive officers, to offer them the opportunity to exchange their options with exercise prices equal to the then-current market value of 3Dfx's Common Stock. The repricing for executive officers occurred on December 3, 1998 and such options were repriced at an exercise price of $13.13. The named executive officers named below participated in the December repricing. In both the October and December Repricings, any option holder accepting such offer was not permitted to exercise the repriced option (including both vested and unvested shares) in the first twelve months following the date of the applicable repricing. A total of 221 employees of 3Dfx were eligible to participate in the October repricing. Those eligible employees' existing options had an average exercise price of $18.07 per share prior to the repricing. Of such eligible employees, 195 participated in the October repricing. All eight executive officers who were eligible to participate in the December repricing did so and those officers' existing options had an average exercise price of $21.31 per share prior to the repricing.

                           10-YEAR OPTION REPRICINGS

                                                                                                 LENGTH OF
                                                                                                  ORIGINAL
                                                 NUMBER OF     MARKET                              OPTION
                                                SECURITIES    PRICE OF    EXERCISE                  TERM
                                                UNDERLYING    STOCK AT    PRICE AT      NEW      REMAINING
                                                  OPTIONS      TIME OF     TIME OF    EXERCISE   AT DATE OF
         NAME AND                                REPRICED     REPRICING   REPRICING    PRICE     REPRICING
    PRINCIPAL POSITION             DATE             (#)          ($)         ($)        ($)      (# OF YRS)
    ------------------       ----------------   -----------   ---------   ---------   --------   ----------
L. Gregory Ballard.........  --                    --              --          --         --         --
  President, Chief
  Executive Officer and
  Director
Karl Chicca................  December 3, 1998    10,000         13.13       24.50      13.13        9.2
  Vice President,
  Operations
Michael Howse..............  December 3, 1998    25,000         13.13       26.75      13.13        9.4
  Vice President, Corporate
  Marketing and Business
  Development
Darlene R. Kindler.........  December 3, 1998    40,000         13.13       24.50      13.13        9.2
  Vice President, Third
  Party
Janet Leising..............  December 3, 1998    10,000         13.13       24.50      13.13        9.2
  Vice President,
  Engineering                December 3, 1998    10,000         13.13       17.13      13.13        9.6

                                                                                                 LENGTH OF
                                                                                                  ORIGINAL
                                                 NUMBER OF     MARKET                              OPTION
                                                SECURITIES    PRICE OF    EXERCISE                  TERM
                                                UNDERLYING    STOCK AT    PRICE AT      NEW      REMAINING
                                                  OPTIONS      TIME OF     TIME OF    EXERCISE   AT DATE OF
         NAME AND                                REPRICED     REPRICING   REPRICING    PRICE     REPRICING
    PRINCIPAL POSITION             DATE             (#)          ($)         ($)        ($)      (# OF YRS)
    ------------------       ----------------   -----------   ---------   ---------   --------   ----------
Scott D. Sellers...........  December 3, 1998    50,000         13.13       15.75      13.13        8.9
  Sr. Vice President,
  Product Development and
  Director
Gary Tarolli...............  December 3, 1998    50,000         13.13       15.75      13.13        8.9
  Vice President and Chief
  Technology Officer
Jordan G. Watters..........  December 3, 1998    15,000         13.13       17.06      13.13        8.8
  Vice President,
  Worldwide Sales            December 3, 1998    20,000         13.13       22.13      13.13        9.2
David Zacarias.............  December 3, 1998    100,000        13.13       24.50      13.13        9.2
  Vice President,
  Administration and Chief
  Financial Officer

     The 3Dfx Board intends that its compensation program shall be fair and motivating and shall be successful in attracting and retaining qualified employees and in linking compensation directly to 3Dfx's success. The 3Dfx Board and the Compensation Committee intend to review this program on an ongoing basis to evaluate its continued effectiveness.

                                          THE COMPENSATION COMMITTEE
                                          Alex Leupp
                                          James Whims

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table lists the beneficial ownership of 3Dfx Common Stock as of December 31, 1998 by each of the 3Dfx directors and executive officers, all directors and executive officers of 3Dfx as a group, and each person known to 3Dfx to beneficially own more than 5% of the outstanding shares of 3Dfx Common Stock. Except as otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of 3Dfx Common Stock shown as beneficially owned by them, subject to applicable community property laws.

                                                                      3DFX COMMON STOCK
                                                                     BENEFICIALLY OWNED
                                                              ---------------------------------
                    BENEFICIAL OWNER(1)                       NUMBER OF SHARES(2)    PERCENT(3)
                    -------------------                       -------------------    ----------
Entities Affiliated with Venrock Associates
  Suite 200
  2494 Sand Hill Road
  Menlo Park, California 94025..............................         908,238             5.8%
L. Gregory Ballard..........................................         101,982               *
Gordon A. Campbell(4).......................................         651,631             4.1%
Alex Leupp..................................................           1,375               *
Scott D. Sellers............................................         278,959             1.8%
Anthony Sun(5)..............................................         951,388             6.0%
James Whims.................................................          47,251               *
Philip M. Young.............................................          44,406               *
Karl Chicca.................................................          37,501               *
Michael Howse...............................................             753               *
Darlene R. Kindler..........................................           3,916               *
Janet Leising...............................................          44,022               *
Gary Tarolli(6).............................................         287,493             1.8%
Jordan G. Watters...........................................          16,870               *
David Zacarias..............................................             716               *
All executive officers and directors as a group.............       2,468,263            15.4%

---------------
 *  Less than 1%.

(1) Except as otherwise noted, address is c/o 3Dfx Interactive, Inc., 4435 Fortran Drive, San Jose, CA 95134.

(2) Includes the following shares subject to options to purchase shares of 3Dfx Common Stock that are currently exercisable or will be exercisable within 60 days of December 31, 1998: L. Gregory Ballard 58,640; Gordon A. Campbell 70,166; Alex Leupp 1,375; Scott D. Sellers 23,959; Anthony Sun 11,000; James Whims 39,126; Philip Young 11,000; Karl Chicca 17,438; Darlene Kindler 3,916; Janet Leising 12,022; Gary Tarolli 23,959; Jordon Watters 15,209; David Zacarias 0; and all executive officers and directors as a group 287,810.

(3) Applicable percentage ownership is based on 15,730,220 shares of 3Dfx Common Stock outstanding as of December 31, 1998 in each case together with applicable options for such shareholder.

(4) Includes 77,084 shares held by Techfarm, L.P., and 3,854 held by Techfarm Management Inc. (dba Techfarm, Inc.), 500,527 shares held by Gordon A. Campbell and 70,166 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998 held by Gordon A. Campbell. Mr. Campbell is President of Techfarm, Inc., the general partner of Techfarm, L.P. and Mr. Campbell disclaims beneficial ownership of the shares held by Techfarm, L.P. and Techfarm Management Inc.

(5) Includes 607,194 shares held by Venrock Associates, L.P., 301,044 shares held by Venrock Associates II, L.P., 22,150 shares held by the Anthony Sun Family Trust and 11,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998 held by Mr. Sun. Mr. Sun, a director of 3Dfx, is a general partner of each of these limited partnerships. Mr. Sun disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his proportionate partnership interest therein. In addition to Mr. Sun, the general partners of each of Venrock Associates, L.P. and Venrock Associates II, L.P. are Patrick F. Latterell, Ted H. McCourtney, Anthony B. Evnin, Ph.D., Kimberley A. Rummelsburg, David
    R. Hathaway and Ray A. Rothrock.

(6) Includes 45,569 shares held by family trusts to which Mr. Tarolli claims voting and investment control, 23,959 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1998 held by Mr. Tarolli and 30,000 shares held by Mr. Tarolli's wife. Mr. Tarolli disclaims beneficial ownership of the shares held by his wife.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Techfarm provides management services to 3Dfx for which 3Dfx pays a fee of $5,000 per month. Gordon Campbell, the Chairman of the Board of Directors of 3Dfx, and James Whims, a director of 3Dfx, are each officers of Techfarm. 3Dfx made total payments to Techfarm for such management services during 1998 of $60,000. In addition, Mr. Whims provides consulting services to 3Dfx for which 3Dfx pays a fee of $5,000 per month. 3Dfx made total payments to Mr. Whims in fiscal 1998 of $60,000.

     3Dfx has an agreement with Quantum3D, a supplier of advanced graphics subsystems based on 3Dfx's technology, pursuant to which 3Dfx will supply graphic boards and components to Quantum3D. Gordon Campbell, Chairman of the Board of Directors of 3Dfx, is a Director, significant investor in and shareholder of Quantum3D. Sales to Quantum3D, in 1998, totaled $670,000. As of December 31, 1998, 3Dfx had an outstanding trade receivable from Quantum3D of approximately $3,000.

     In connection with the termination of Gary Martin's employment with 3Dfx, 3Dfx and Mr. Martin, who was Chief Financial Officer and Vice President, Administration until January 31, 1998, entered into a Separation Agreement pursuant to which Mr. Martin (i) will remain a temporary employee through August 1, 2000 and (ii) continued to receive medical insurance through December 31, 1998. In addition, all options granted to Mr. Martin pursuant to 3Dfx's stock plans will continue to vest through August 1, 2000. As of December 31, 1998, Mr. Martin held an unvested option to purchase 21,978 shares of Common Stock. In the event of a Change of Control, 3Dfx will (i) waive its right to repurchase any unvested shares of Common Stock owned by Mr. Martin and (ii) accelerate the vesting of all unvested stock options granted to Mr. Martin pursuant to 3Dfx's stock plans. For purposes of the separation agreement, a "Change of Control" occurs, subject to certain conditions and exceptions, upon (i) the acquisition, directly or indirectly, by any person (other than existing beneficial owners) of securities of 3Dfx representing 50% or more of the total voting power represented by 3Dfx's then outstanding voting securities; (ii) the merger or consolidation of 3Dfx with another corporation in which the voting securities of 3Dfx outstanding immediately prior to such merger or consolidation ceases to represent at least 50% of the voting power represented by the voting securities of 3Dfx thereafter, or (iii) the liquidation of 3Dfx or the sale or disposition of all or substantially all of 3Dfx's assets.

     3Dfx believes that all of the transactions set forth above were made on terms no less favorable to 3Dfx than could have been obtained from unaffiliated third parties. All future transactions, including loans, between 3Dfx and its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to 3Dfx than could be obtained from unaffiliated third parties.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

  (a)(1) Financial Statements

     The following financial statements are filed as part of this Report.

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-1
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-2
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997 and 1996..........................  F-3
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1998, 1997 and 1996......  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................  F-5
Notes to Consolidated Financial Statements..................  F-6

  (a)(2) Financial Statement Schedule

     The following Financial Statement Schedule of 3Dfx is submitted herewith and should be read in conjunction with the Consolidated Financial
     Statements:

     Report of Independent Accountants on Financial
      Statement Schedule....................................  S-2
     Schedule II Valuation and Qualifying Accounts for the
      years ended December 31, 1998, 1997 and 1996..........  S-2

  (a)(3) Exhibits.

    EXHIBIT NO.                           DESCRIPTION
    -----------                           -----------
     2.1(1)       Agreement and Plan of Reorganization by and between the
                  Registrant and STB Systems, Inc. dated as of December 13,
                  1998 and the related Stock Option Agreement and form of
                  Voting Agreement.
     3.1(2)       Restated Articles of Incorporation of the Registrant.
     3.2          Bylaws of the Registrant (as amended October 1998).
     3.3(5)       Certificate of Designation of Rights Preferences and
                  Privileges of Series A Participating Preferred Stock of
                  Registrant.
     4.1(2)       Specimen Common Stock Certificate.
     4.2(5)       Preferred Shares Rights Agreement dated October 30, 1998,
                  between Registrant and BankBoston, N.A., Rights Agent.
    10.1(2)       Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2(6)       1995 Employee Stock Plan and form of Stock Option Agreement thereunder.
    10.3(2)       1997 Director Option Plan and form of Director Stock Option
                  Agreement thereunder.
    10.4(2)       1997 Employee Stock Purchase Plan and forms of agreement
                  thereunder.
    10.5(2)       Lease Agreement dated August 7, 1996 between Registrant and
                  South Bay/Fortran, and Tenant Estoppel Certificate dated
                  March 25, 1997 between Registrant and CarrAmerica Realty
                  Corporation for San Jose, California office.
    10.6(2)       Investors' Rights Agreement dated September 12, 1996,
                  Amendment No. 1 to Investors' Rights Agreement dated
                  November 25, 1996, Amendment No. 2 to Investors' Rights
                  Agreement dated December 18, 1996 and Amendment No. 3 to
                  Investors' Rights Agreement dated March 27, 1997 by and
                  among the Registrant and holders of the Registrant's Series
                  A, Series B and Series Preferred Stock.
    10.7.1(3)     Warrant to purchase shares of Common Stock issued to
                  Creative Labs, Inc.
    10.7.2(2)     Warrant to purchase shares of Series B Preferred Stock
                  issued to MMC/GATX Partnership No. 1.

    EXHIBIT NO.                           DESCRIPTION
    -----------                           -----------
    10.8(2)       Form of Restricted Stock Purchase Agreement between the
                  Registrant and certain shareholders.
    10.9(2)       Master Equipment Lease Agreement dated January 1, 1996 by
                  and between the Registrant and MMC/GATX Partnership No. 1.
    10.10(2)      Master Equipment Lease dated March 31, 1995 by and between the Registrant and Lighthouse Capital Partners, L.P.
    10.11.1(3)    Loan and Security Agreement dated August 19, 1996 by and
                  between the Registrant and Silicon Valley Bank.
    10.11.2(3)    Loan Modification Agreement dated as of August 18, 1997 by and between the Registrant and Silicon Valley Bank.
    10.11.3(3)    Second Amendment and Limited Waiver to Loan and Security
                  Agreement dated as of December 9, 1997 by and between the
                  Registrant and Silicon Valley Bank.
    10.12.1(2)    Change of Control Letter Agreement between the Registrant
                  and L. Gregory Ballard.
    10.12.2(2)    Change of Control Letter Agreement between the Registrant
                  and Karl Chicca.
    10.12.3(2)    Change of Control Letter Agreement between the Registrant
                  and Scott D. Sellers.
    10.12.4(2)    Change of Control Letter Agreement between the Registrant
                  and Gary Tarolli.
    10.13.+(4)    Software License and Co-marketing Agreement made as of June,
                  1997 by and between Electronic Arts, Inc. and the
                  Registrant.
    10.14(4)      Master Equipment Lease dated July 1, 1997 by and between the
                  Registrant and Pentech Financial Services, Inc.
    10.15(3)      Lease Agreement dated as of January 6, 1998 by and between the Registrant and GEOMAX.
    10.16(3)      Separation Agreement dated as of October 12, 1997 by and
                  between the Registrant and Gary P. Martin.
    10.17(3)      1997 Supplementary Stock Option Plan and Form of Stock
                  Option Agreement thereunder.
    21.1          Subsidiaries of the Registrant.
    23.1          Consent of PricewaterhouseCoopers LLP, Independent
                  Accountants.
    24.1          Power of Attorney (see page 46).
    27.1          Financial Data Schedule.

---------------
 + Confidential treatment has been granted for portions of this agreement. Omitted portions have been filed separately with the Commission.

(1) Incorporated by reference to Schedule 13D filed by STB Systems, Inc. dated December 23, 1998 with respect to the Registrant.

(2) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-25365) which was declared effective on June 25, 1997.

(3) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-46119) which was declared effective March 5, 1998.

(4) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

(5) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form 8-A which was filed with the Commission on November 9, 1998.

(6) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1998.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 1999                    3DFX INTERACTIVE, INC.

                                          By:    /s/ L. GREGORY BALLARD
                                            ------------------------------------
                                            L. Gregory Ballard, President and
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints L. Gregory Ballard and David Zacarias, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
/s/ L. GREGORY BALLARD                                 President, Chief Executive      February 4, 1999
-----------------------------------------------------  Officer and Director
(L. Gregory Ballard)                                   (Principal Executive Officer)

/s/ DAVID ZACARIAS                                     Vice President,                 February 4, 1999
-----------------------------------------------------  Administration and Chief
(David Zacarias)                                       Financial Officer (Principal
                                                       Financial and Accounting
                                                       Officer)

/s/ GORDON A. CAMPBELL                                 Chairman of the Board           February 4, 1999
-----------------------------------------------------
(Gordon A. Campbell)

/s/ ALEX LEUPP                                         Director                        February 4, 1999
-----------------------------------------------------
(Alex Leupp)

/s/ SCOTT D. SELLERS                                   Director                        February 4, 1999
-----------------------------------------------------
(Scott D. Sellers)

/s/ ANTHONY SUN                                        Director                        February 4, 1999
-----------------------------------------------------
(Anthony Sun)

/s/ JAMES WHIMS                                        Director                        February 4, 1999
-----------------------------------------------------
(James Whims)

/s/ PHILIP M. YOUNG                                    Director                        February 4, 1999
-----------------------------------------------------
(Philip M. Young)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of 3Dfx Interactive, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of 3Dfx Interactive, Inc., at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
January 22, 1999

                             3DFX INTERACTIVE, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Current Assets:
  Cash and cash equivalents.................................  $ 92,922    $ 28,937
  Short-term investments....................................     3,058       5,984
  Accounts receivable less allowance for doubtful accounts
     of $2,280 and $308.....................................    36,335      13,387
  Inventory, net............................................    23,991       3,845
  Other current assets......................................    12,089       2,400
                                                              --------    --------
          Total current assets..............................   168,395      54,553
Property and equipment, net.................................    15,629       6,816
Other assets................................................        97         548
                                                              --------    --------
                                                              $184,121    $ 61,917
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Line of credit............................................  $     --    $    777
  Accounts payable..........................................    41,104      12,573
  Accrued liabilities.......................................    16,031       2,969
  Current portion of capitalized lease obligations..........       389         778
                                                              --------    --------
          Total current liabilities.........................    57,524      17,097
                                                              --------    --------
Other long-term liabilities.................................       284         546
                                                              --------    --------
Commitments (Note 8)
Shareholders' Equity:
  Preferred Stock, no par value, 5,000,000 shares
     authorized; none issued and outstanding................        --          --
  Common Stock, no par value, 50,000,000 shares authorized;
     15,671,067 and 12,566,630 shares issued and
     outstanding............................................   126,569      66,717
  Warrants..................................................       242         242
  Deferred compensation.....................................      (697)     (1,181)
  Retained earnings (accumulated deficit)...................       199     (21,504)
                                                              --------    --------
          Total shareholders' equity........................   126,313      44,274
                                                              --------    --------
                                                              $184,121    $ 61,917
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             3DFX INTERACTIVE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998       1997        1996
                                                              --------    -------    --------
Revenues....................................................  $202,601    $44,069    $  6,390
Cost of revenues............................................   119,618     22,611       5,123
                                                              --------    -------    --------
  Gross profit..............................................    82,983     21,458       1,267
                                                              --------    -------    --------
Operating expenses:
  Research and development..................................    34,045     12,412       9,435
  Selling, general and administrative.......................    35,441     11,390       6,642
                                                              --------    -------    --------
          Total operating expenses..........................    69,486     23,802      16,077
                                                              --------    -------    --------
Income (loss) from operations...............................    13,497     (2,344)    (14,810)
Interest and other income, net..............................    15,869        630          59
                                                              --------    -------    --------
Income (loss) before income taxes...........................    29,366     (1,714)    (14,751)
Provision for income taxes..................................     7,663         --          --
                                                              --------    -------    --------
Net income (loss)...........................................  $ 21,703    $(1,714)   $(14,751)
                                                              ========    =======    ========
Net income (loss) per share:
  Basic.....................................................  $   1.45    $ (0.16)   $  (1.74)
                                                              ========    =======    ========
  Diluted...................................................  $   1.33    $ (0.16)   $  (1.74)
                                                              ========    =======    ========
Shares used in net income (loss) per share calculations
  (Note 1):
  Basic.....................................................    14,917     10,767       8,467
                                                              --------    -------    --------
  Diluted...................................................    16,353     10,767       8,467
                                                              --------    -------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                             3DFX INTERACTIVE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                          CONVERTIBLE
                                        PREFERRED STOCK          COMMON STOCK
                                      --------------------   ---------------------                NOTES           DEFERRED
                                        SHARES     AMOUNT      SHARES      AMOUNT    WARRANTS   RECEIVABLE      COMPENSATION
                                      ----------   -------   ----------   --------   --------   ----------   ------------------
Balance at December 31, 1995........   2,750,992   $ 5,474    1,771,250   $    310    $  --        $(25)          $  (168)
Issuance of Series B Convertible
  Preferred Stock in March 1996 at
  $4.40 per share, less issuance
  costs.............................   2,650,003    11,634           --         --       --          --                --
Issuance of Series C Convertible
  Preferred Stock in November 1996
  at $7.50 per share, less issuance
  costs.............................   1,550,697    11,593           --         --       --          --                --
Common Stock options exercised......          --        --      185,209         42       --          --                --
Forgiveness of notes receivable from
  shareholders......................          --        --           --         --       --           6                --
Repurchased Common Stock............          --        --      (66,446)        (4)      --          --                --
Issuance of Series B and C
  Convertible Preferred Stock
  warrants..........................          --        --           --         --      353          --                --
Deferred compensation...............          --        --           --      1,278       --          --            (1,278)
Amortization of deferred
  compensation......................          --        --           --         --       --          --               196
Net loss............................          --        --           --         --       --          --                --
                                      ----------   -------   ----------   --------    -----        ----           -------
Balance at December 31, 1996........   6,951,692    28,701    1,890,013      1,626      353         (19)           (1,250)
Issuance of Series C Convertible
  Preferred Stock in January 1997 at
  $7.50 per share, less issuance
  costs.............................      70,167       521           --         --       --          --                --
Conversion of Preferred Stock to
  Common Stock......................  (7,021,859)  (29,222)   7,021,859     29,222       --          --                --
Issuance of Common Stock in
  connection with initial public
  offering, less issuance costs.....          --        --    3,450,000     34,336       --          --                --
Issuance of Common Stock under stock
  option and purchase plans.........          --        --      214,757        413       --          --                --
Common Stock repurchased............          --        --     (104,246)        (9)      --          --                --
Exercise of warrants to purchase
  Common
  Stock.............................          --        --       94,247        714     (329)         --                --
Issuance of warrant to purchase
  Common
  Stock.............................          --        --           --         --      218          --                --
Repayment of notes receivable from
  shareholders......................          --        --           --         --       --          19                --
Deferred compensation...............          --        --           --        415       --          --              (415)
Amortization of deferred
  compensation......................          --        --           --         --       --          --               484
Net loss............................          --        --           --         --       --          --                --
                                      ----------   -------   ----------   --------    -----        ----           -------
Balance at December 31, 1997........          --        --   12,566,630     66,717      242          --            (1,181)
Issuance of Common Stock in
  connection with public offering,
  less issuance costs...............          --        --    2,463,140     54,752       --          --                --
Issuance of Common Stock under stock
  option and purchase plans.........          --        --      643,451      2,301       --          --                --
Common Stock repurchased............          --        --       (2,154)        (1)      --          --                --
Tax benefit related to exercise of
  stock options.....................          --        --           --      2,800       --          --                --
Amortization of deferred
  compensation......................          --        --           --         --       --          --               484
Net income..........................          --        --           --         --       --          --                --
                                      ----------   -------   ----------   --------    -----        ----           -------
Balance at December 31, 1998........          --   $    --   15,671,067   $126,569    $ 242        $ --           $  (697)
                                      ==========   =======   ==========   ========    =====        ====           =======

                                        RETAINED
                                       EARNINGS/
                                      (ACCUMULATED
                                        DEFICIT)      TOTAL
                                      ------------   --------
Balance at December 31, 1995........    $ (5,039)    $    552
Issuance of Series B Convertible
  Preferred Stock in March 1996 at
  $4.40 per share, less issuance
  costs.............................          --       11,634
Issuance of Series C Convertible
  Preferred Stock in November 1996
  at $7.50 per share, less issuance
  costs.............................          --       11,593
Common Stock options exercised......          --           42
Forgiveness of notes receivable from
  shareholders......................          --            6
Repurchased Common Stock............          --           (4)
Issuance of Series B and C
  Convertible Preferred Stock
  warrants..........................          --          353
Deferred compensation...............          --           --
Amortization of deferred
  compensation......................          --          196
Net loss............................     (14,751)     (14,751)
                                        --------     --------
Balance at December 31, 1996........     (19,790)       9,621
Issuance of Series C Convertible
  Preferred Stock in January 1997 at
  $7.50 per share, less issuance
  costs.............................          --          521
Conversion of Preferred Stock to
  Common Stock......................          --           --
Issuance of Common Stock in
  connection with initial public
  offering, less issuance costs.....          --       34,336
Issuance of Common Stock under stock
  option and purchase plans.........          --          413
Common Stock repurchased............          --           (9)
Exercise of warrants to purchase
  Common
  Stock.............................          --          385
Issuance of warrant to purchase
  Common
  Stock.............................          --          218
Repayment of notes receivable from
  shareholders......................          --           19
Deferred compensation...............          --           --
Amortization of deferred
  compensation......................          --          484
Net loss............................      (1,714)      (1,714)
                                        --------     --------
Balance at December 31, 1997........     (21,504)      44,274
Issuance of Common Stock in
  connection with public offering,
  less issuance costs...............          --       54,752
Issuance of Common Stock under stock
  option and purchase plans.........          --        2,301
Common Stock repurchased............          --           (1)
Tax benefit related to exercise of
  stock options.....................          --        2,800
Amortization of deferred
  compensation......................          --          484
Net income..........................      21,703       21,703
                                        --------     --------
Balance at December 31, 1998........    $    199     $126,313
                                        ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             3DFX INTERACTIVE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $ 21,703   $ (1,714)  $(14,751)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................     5,249      2,238      1,017
     Warrant valuation......................................        --         --        353
     Stock compensation.....................................       484        484        196
     Increase in allowance for doubtful accounts............     1,972        230         78
     Changes in assets and liabilities:
       Accounts receivable..................................   (24,920)   (12,224)    (1,471)
       Inventory............................................   (20,146)     1,115     (4,923)
       Other assets.........................................    (9,456)    (2,275)      (286)
       Accounts payable.....................................    28,531     10,337      1,765
       Accrued and other long-term liabilities..............    13,346      1,554        851
                                                              --------   --------   --------
          Net cash provided by (used in) operating
            activities......................................    16,763       (255)   (17,171)
                                                              --------   --------   --------
Cash flows from investing activities:
  Proceeds (purchases) of short-term investments, net.......     2,926     (5,984)        --
  Purchases of property and equipment.......................   (13,844)    (4,730)    (2,210)
                                                              --------   --------   --------
          Net cash used in investing activities.............   (10,918)   (10,714)    (2,210)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of Convertible Preferred Stock,
     net....................................................        --        521     23,227
  Proceeds from public offerings, net.......................    54,752     34,336         --
  Proceeds from issuance of Common Stock, net...............     2,300        423         44
  Tax benefit related to exercise of stock options..........     2,800         --         --
  Proceeds from exercise of warrants........................        --        385         --
  Principal payments of capitalized lease obligations,
     net....................................................      (935)      (751)      (540)
  Proceeds (payments) on drawdown on line of credit, net....      (777)      (299)     1,076
                                                              --------   --------   --------
          Net cash provided by financing activities.........    58,140     34,615     23,807
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................    63,985     23,646      4,426
Cash and cash equivalents at beginning of period............    28,937      5,291        865
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $ 92,922   $ 28,937   $  5,291
                                                              ========   ========   ========

SUPPLEMENTAL INFORMATION:
  Cash paid during the period for interest..................  $    141   $    263   $     96
  Cash paid during the period for income taxes..............     6,200         --         --
  Acquisition of property and equipment under capitalized
     lease obligations......................................        --        842        920

  The accompanying notes are an integral part of these consolidated financial statements.

                             3DFX INTERACTIVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

  The Company

     3Dfx Interactive Inc. (the "Company" or "3Dfx") was incorporated in California on August 24, 1994. The Company is engaged in the single business segment of the design, development and marketing of 3D and 3D/2D media processors specifically designed for interactive electronic entertainment applications in the PC, coin-op arcade and home game console markets.

     In March 1998, the Company completed its secondary public offering of 2,900,000 shares of Common Stock at a price of $23.75 per share. Of the 2,900,000 shares offered, 2,028,140 were sold by the Company and 871,860 were sold by selling shareholders. The Company received cash of approximately $45,500,000, net of underwriting discounts and commissions and other offering costs. The Company did not receive any of the proceeds from the sale of shares by the selling shareholders. On March 23, 1998, the Company's underwriters exercised an option to purchase an additional 435,000 shares of Common Stock at a price of $23.75 per share to cover over-allotments. The Company received cash of approximately $9,300,000, net of underwriting discounts and commissions and other offering costs.

     In June 1997, the Company completed its initial public offering and issued 3,000,000 shares of its Common Stock to the public at a price of $11.00 per share. The Company received cash of approximately $30,400,000, net of underwriting discounts and commissions. Upon the closing of initial public offering, all outstanding shares of the Company's then outstanding Convertible Preferred Stock were automatically converted into shares of Common Stock. On July 25, 1997, the Company's underwriters exercised an option to purchase an additional 450,000 shares of Common Stock at a price of $11.00 per share to cover over-allotments. The Company received cash of approximately $3,900,000, net of underwriting discounts and commissions.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue recognition

     Revenue from product sales is generally recognized upon product shipment. Revenue resulting from development contracts is recognized under the percentage of completion method based upon costs incurred relative to total contract costs or when the related contractual obligations have been fulfilled and fees are billable. Costs associated with development contracts are included in research and development.

  Cash, cash equivalents and investments

     The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 1998 and December 31, 1997, approximately $85,299,000 and $24,218,000, respectively, of money market accounts and commercial paper instruments, the fair value of which approximate cost, are included in cash, cash equivalents and investments.

     Investments in debt securities are classified as "available for sale" and have original maturities greater than three months. Investments classified as "available for sale" are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity. Unrealized gains and losses were not material during the years ended December 31, 1998 or 1997.

                             3DFX INTERACTIVE, INC.

  Concentration of credit risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

     The Company invests primarily in money market accounts, commercial paper instruments and term notes. Cash, cash equivalents and short-term investments are maintained with high quality institutions and their composition and maturities are regularly monitored by management.

     The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. Three customers accounted for 38%, 24% and 11% of accounts receivable at December 31, 1998. Two customers accounted for 29% and 26% of accounts receivable at December 31, 1997.

     The following table summarizes the revenues from customers in excess of 10% of the total revenues:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                         1998     1997     1996
                                                         -----    -----    -----
Customers comprising 10% or more of the Company's
  revenues for the periods indicated:
  A....................................................   32%      37%      33%
  B....................................................   26%       --       --
  C....................................................   16%      16%       --
  D....................................................    --       7%      44%
  E....................................................    --       2%      11%

  Inventory

     Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method.

  Property and equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years or less. Assets held under capital leases are amortized using the straight-line method over the term of the lease or estimated useful lives, whichever is shorter.

  Research and software development costs

     Research and development costs are charged to operations as incurred. Software development and prototype costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs incurred subsequent to the establishment of technological feasibility have been expensed as incurred due to their immateriality.

  Stock-based compensation

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock Based Compensation." Under APB 25, compensation cost is recognized over the vesting period based on the

                             3DFX INTERACTIVE, INC.

difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

     Prior to the Company completing its initial public offering ("IPO"), the Company granted options for the purchase of 2,460,307 shares of Common Stock to employees at exercise prices ranging from $0.20 to $12.00 per share. Management calculated deferred compensation of approximately $1,900,000 related to options granted prior to the completion of the Company's IPO. Such deferred compensation will be amortized over the vesting period relating to these options, of which $484,000, $484,000 and $196,000 has been amortized during the years ended December 31, 1998, 1997 and 1996, respectively.

  Benefit Plan

     Effective January 1, 1995, the Company adopted a 401(k) Savings Plan which allows all employees to participate by making salary deferral contributions to the 401(k) Savings Plan ranging from 1% to 20% of their eligible earnings. The Company may make discretionary contributions to the 401(k) Savings Plan upon approval by the Board of Directors. The Company has not contributed to the 401(k) Savings Plan to date.

  Net income (loss) per share

     Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income
(loss) per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive. All prior years' data in this Report have been restated to reflect the requirements of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 requires a reconciliation of the numerators and denominators of the basic and diluted per share computations as follows (in thousands, except per share data):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1998       1997        1996
                                                              -------    -------    --------
Net income (loss) available to common shareholders
  (numerator)...............................................  $21,703    $(1,714)   $(14,751)
                                                              =======    =======    ========
Weighted average shares outstanding (denominator for basic
  computation)..............................................   14,917     10,767       8,467
Effect of dilutive securities -- Common Stock equivalents...    1,436         --          --
                                                              -------    -------    --------
Weighted average shares outstanding (denominator for diluted
  computation)..............................................   16,353     10,767       8,467
                                                              =======    =======    ========
Basic net income (loss) per share...........................  $  1.45    $ (0.16)   $  (1.74)
                                                              =======    =======    ========
Diluted net income (loss) per share.........................  $  1.33    $ (0.16)   $  (1.74)
                                                              =======    =======    ========

     During the years ended December 31, 1998, 1997 and 1996, options to purchase approximately 560,392, 2,505,984 and 1,538,509 shares, respectively, were outstanding but are not included in the computation because they are antidilutive.

  Recent accounting pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" which was adopted by the Company in the first quarter of fiscal 1998. This Statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses). Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. As the

                             3DFX INTERACTIVE, INC.

Company has no components of other comprehensive income, there are no disclosure requirements involved in the Company's adoption of this Statement.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in the first quarter of fiscal 1998. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. As the Company operates and tracks its results in only one operating segment, there are no additional disclosure requirements involved with the Company's adoption of this Statement.

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998       1997
                                                              -------    ------
Inventory, net:
  Raw material..............................................  $ 2,891    $  531
  Work-in-progress..........................................   16,565     2,246
  Finished goods............................................    4,535     1,068
                                                              -------    ------
                                                              $23,991    $3,845
                                                              =======    ======
Property and equipment:
  Computer equipment........................................  $15,539    $6,179
  Purchased computer software...............................    5,253     3,011
  Furniture and equipment...................................    3,350     1,108
                                                              -------    ------
                                                               24,142    10,298
  Less: Accumulated depreciation and amortization...........   (8,513)   (3,482)
                                                              -------    ------
                                                              $15,629    $6,816
                                                              =======    ======

     Assets acquired under capitalized lease obligations are included in property and equipment and totaled $2,529,000 and $2,769,000 with related accumulated amortization of $2,146,000 and $1,514,000 at December 31, 1998 and 1997, respectively.

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Accrued liabilities:
  Income taxes payable......................................  $ 5,788    $    --
  Sales return reserve......................................    2,938         64
  Accrued salaries, wages and benefits......................    2,839      1,014
  Accrued prototype costs...................................       --      1,070
  Other accrued liabilities.................................    4,466        821
                                                              -------    -------
                                                              $16,031    $ 2,969
                                                              =======    =======

NOTE 3 -- DEBT:

     During 1997 and 1998, the Company had a line of credit agreement with a bank, which provides for maximum borrowings in an amount up to the lesser of 80% of eligible accounts receivable plus 100% of cash and cash equivalents or $7,000,000. Borrowings under the line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 0.25% per annum (8.0%) as of December 31, 1998. The

                             3DFX INTERACTIVE, INC.

agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of December 31, 1998, the Company was in compliance with its covenants. The line of credit expired in December 1998. At December 31, 1998, there were no borrowings outstanding under this line of credit.

     During 1997 and 1998, the Company had two lease lines of credit with a bank, which provide for the purchase of up to $5,000,000 of property and equipment. Borrowings under these lines are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% and 0.75% per annum, respectively. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of December 31, 1998, the Company was in compliance with its covenants. One of the equipment lines of credit expired in August 1998. The other equipment line of credit expires in December 2001. At December 31, 1998, there were no borrowings outstanding under these equipment lines of credit.

NOTE 4 -- DEVELOPMENT CONTRACT:

     In February 1997, the Company entered into a development and license agreement with Sega Enterprises, Ltd. ("Sega"), under which the Company is entitled to receive development contract revenues and royalties based upon a cumulative volume of units sold by Sega which include the Company's product. The Company recognized development contract revenues of $1,817,000 in the year ended December 31, 1997, representing a non-refundable amount due for the delivery of certain engineering designs and revenue recognized under the percentage of completion method of accounting. The Company has no further obligations to Sega with regard to the $1,817,000 of development contract revenue recognized. The Company did not earn any royalty revenue in the years ended December 31, 1998 or 1997. Costs incurred during the period relating to this contract are included in research and development expense.

     In July 1997, Sega terminated the development and license agreement with the Company. In August 1997, the Company filed a lawsuit against Sega alleging breach of contract, interference with the contract, misrepresentation, unfair competition and threatened misappropriation of trade secrets. In July 1998, the parties to the litigation participated in a court-ordered mediation and reached an agreement in principle to settle the lawsuit. A favorable settlement was finalized in the third quarter of fiscal 1998 resulting in a one-time recognition of other income for the Company.

NOTE 5 -- SHAREHOLDERS' EQUITY:

  Common stock

     The Company has issued 1,646,250 shares of its Common Stock to founders and investors. The shares either vested immediately or will vest on various dates through 1999. The Company can buy back unvested shares at the original price paid by the purchasers in the event the purchasers' employment with the Company is terminated for any reason. There were no such repurchases during fiscal 1998. During the year ended December 31, 1997, 83,855 shares of Common Stock were repurchased.

     In addition, during the period ended December 31, 1998, certain employees exercised options to purchase 44,640 shares of Common Stock which are subject to a right of repurchase by the Company at the original share issuance price. The repurchase right lapses over a period generally ranging from two to four years. During the years ended December 31, 1998 and 1997, 2,154 and 20,391 shares, respectively, of Common Stock were repurchased.

  Convertible preferred stock

     At December 31, 1996, the aggregate authorized number of convertible preferred shares was 7,269,018, of which 2,794,742, 2,818,412 and 1,655,864 were designated as Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock, respectively.

                             3DFX INTERACTIVE, INC.

     Each share of Series A, B and C Convertible Preferred Stock outstanding was converted into one share of Common Stock upon the completion of the initial public offering of Common Stock in June 1997. The holders of Series A, B and C Convertible Preferred Stock had voting rights equal to Common Stock on an if-converted basis.

  Warrants

     In March 1995, the Company issued a warrant to a vendor to purchase 43,750 shares of Series A Convertible Preferred Stock at $2.00 per share. The warrant expires on March 31, 2002. The warrant was deemed by management to have a nominal value at the date of grant. Upon completion of the Company's IPO, this warrant was exchanged for a warrant to purchase Common Stock. The Company has reserved 43,750 shares of Common Stock for the exercise of this warrant.

     In January 1996, the Company entered into a line of credit. To secure the line, the Company issued to the lessor a warrant to purchase 19,886 shares of Series B Convertible Preferred Stock at an exercise price of $4.40. The warrant expires on January 1, 2003. The warrant was deemed by management to have a nominal value at the date of grant. Upon completion of the Company's IPO, this warrant was exchanged for a warrant to purchase Common Stock. The Company has reserved 19,886 shares of Common Stock for the exercise of this warrant.

     In February 1996, the Company issued to a financial institution in accordance with a bridge loan agreement a warrant to purchase 8,523 shares of Series B Convertible Preferred Stock at $4.40 per share. The warrant expires on December 31, 2001. The warrant was deemed by management to have a nominal value at the date of grant. In December 1997, the financial institution exercised the warrant for 6,737 shares of Common Stock in a cashless exercise.

     In February 1996, the Company entered into an agreement to issue warrants to TSMC to purchase 140,000 shares of Series B Convertible Preferred Stock at an exercise price of $4.40 per share. The purchase right of 50,000 warrants is exercisable, in whole or in part, at any time on or before December 31, 2001; however, the purchase right would have expired, if not previously exercised, immediately upon the closing of the underwritten IPO in June 1997. The purchase right of 90,000 warrants became exercisable at the rate of 10 shares of Series B Convertible Preferred Stock for each wafer above 2,000 wafers purchased from TSMC by the Company during fiscal 1996 and became exercisable for 37,510 shares of Series B Convertible Preferred Stock in conjunction with wafer purchases in 1996. These warrants would have expired on December 31, 2001. The warrant was deemed to have a value of approximately $211,000 and was recognized as a cost of revenues and research and development expense during 1996. In conjunction with the Company's IPO in June 1997, TSMC exercised its warrant to purchase 87,510 shares of Series B Convertible Preferred Stock. The aggregate proceeds to the Company were approximately $385,000. The Series B Convertible Preferred Stock converted into Common Stock upon completion of the Company's IPO included the shares issued in exchange for this warrant. No further warrant rights exist with respect to this agreement.

     In 1996, the Company issued to consultants and to a university warrants to purchase 30,000 and 5,000 shares, respectively, of Series C Convertible Preferred Stock at an exercise price of $7.50 per share. These warrants were deemed to have a value of approximately $142,000 at the date of grant and the related cost was recognized as research and development expense and other expense, respectively, during 1996. The warrant for 30,000 shares of Series C Convertible Preferred Stock expired upon the closing of the Company's IPO as it was not exercised. The warrant for 5,000 shares of Series C Convertible Preferred Stock expires on December 31, 2001. Upon completion of the Company's IPO, the warrant for 5,000 shares was exchanged for a warrant to purchase Common Stock. The Company has reserved 5,000 shares of Common Stock for the exercise of this warrant.

                             3DFX INTERACTIVE, INC.

     On December 3, 1997, the Company issued a warrant to purchase 25,000 shares of Common Stock at an exercise price of $13.875 per share in conjunction with developing a relationship with another company. The warrant is fully exercisable and expires December 3, 2002. The Company valued the warrant under the "Black-Scholes" formula at approximately $218,000. The warrant value was amortized in 1998 as a cost of revenue. The Company has reserved 25,000 shares of Common Stock for the exercise of this warrant.

     As of December 31, 1998, the Company had reserved 93,636 shares of Common Stock for the exercise of warrants.

NOTE 6 -- STOCK OPTION AND OTHER PLANS:

  The 1995 Plan

     In May 1995, the Company adopted a Stock Plan, (the "1995 Plan") which provides for granting of incentive and nonqualified stock options to employees, consultants and directors of the Company. In May 1998, the Company's shareholders approved an increase of 1,700,000 shares of Common Stock to be reserved for issuance under the 1995 Plan. As of December 31, 1998, 4,375,000 shares of Common Stock have been reserved for issuance under the 1995 Plan.

     Options granted under the 1995 Plan are generally for periods not to exceed ten years, and are granted at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value on the date of grant. Incentive stock options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options granted under the 1995 Plan generally vest 25% on the first anniversary of the grant date and 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

  The 1997 Plan

     In October 1997, the Company adopted the 1997 Supplementary Stock Plan (the "1997 Plan"), which provides for granting of nonqualified stock options to employees (excluding officers, consultants and directors) of the Company. In February and April 1998, the Company's Board of Directors approved an increase of 500,000 and 200,000 shares, respectively, of Common Stock to be reserved for issuance under the 1997 Plan. At December 31, 1998, 1,200,000 shares of Common Stock have been reserved for issuance under the 1997 Plan.

     Options granted under the 1997 Plan are generally for periods not to exceed ten years and are granted at the fair market value of the stock on the date of grant. Options granted under the 1997 Plan generally vest 25% on the first anniversary of the grant date and 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

  Directors' Option Plan

     In March 1997, the Company adopted a 1997 Directors' Option Plan (the "Directors' Plan"). Under this plan options to purchase 150,000 shares of Common Stock may be granted. The plan provides that options may be granted at a price not less than fair value of a share at the date of grant. The Directors' Plan provides for an initial option grant to purchase 12,500 shares of Common Stock to each new non-employee director of the Company at the date he or she becomes a director. Each non-employee director and Chairman of the Board of Directors will annually be granted an option to purchase 5,000 and 10,000 shares of Common Stock, respectively, beginning with the 1998 annual meeting of shareholders. If a director serves on either the Audit Committee or Compensation Committee, he or she will annually be granted an option to purchase 1,000 shares of Common Stock, respectively, beginning with the 1997 annual meeting of shareholders. Options granted under the Directors' Plan are generally for ten years and are granted at the fair market value of the stock on the date of grant. The initial 12,500 option grant vests at a rate of 1/48th per month following the date

                             3DFX INTERACTIVE, INC.

of grant. The annual option grant of 5,000, 10,000 or 1,000 vests at a rate of 1/12th per month following the date of grant.

     On October 27, 1998, substantially all outstanding options held by employees and consultants with an exercise price in excess of $10.875 per share were canceled and replaced with new options having an exercise price of $10.875, the fair market value on the date that the employees and consultants accepted the repricing. A total of 1,409,165 options were repriced. This repricing excluded executive officers and directors. On December 3, 1998, a repricing for executive officers occurred where substantially all outstanding options with an exercise price in excess of $13.125 per share were canceled and replaced with new options having an exercise price of $13.125, the fair market value on the date that the executive officers accepted the repricing. A total of 330,000 options were repriced. Such options have been included in the table below as both canceled and granted in fiscal 1998. In both the October and December repricings, any option holder accepting such offer is not permitted to exercise the repriced option (both vested and unvested shares) in the first twelve months following the date of the applicable repricing.

     The following is a summary of activity under the 1995 Plan, the 1997 Plan and the Directors' Plan during the years ended December 31, 1996, 1997 and 1998:

                                                           OPTIONS                         WEIGHTED
                                                        AVAILABLE FOR      OPTIONS         AVERAGE
                                                            GRANT        OUTSTANDING    EXERCISE PRICE
                                                        -------------    -----------    --------------
Balance at December 31, 1995..........................      215,500         513,250         $ 0.20
Additional shares authorized..........................    1,196,250              --             --
  Granted.............................................   (1,369,138)      1,369,138         $ 0.58
  Exercised...........................................           --        (185,209)        $ 0.23
  Canceled............................................      158,670        (158,670)        $ 0.41
  Repurchased.........................................       16,875              --         $ 0.20
                                                         ----------      ----------
Balance at December 31, 1996..........................      218,157       1,538,509         $ 0.54
Additional shares authorized..........................    1,274,992              --             --
  Granted.............................................   (1,306,244)      1,306,244         $12.15
  Exercised...........................................           --        (180,015)        $ 0.49
  Canceled............................................      158,754        (158,754)        $ 3.86
  Repurchased.........................................       20,391              --         $ 0.08
                                                         ----------      ----------
Balance at December 31, 1997..........................      366,050       2,505,984         $ 6.38
Additional shares authorized..........................    2,400,000              --             --
  Granted.............................................   (3,617,765)      3,617,765         $15.72
  Exercised...........................................           --        (478,104)        $ 1.34
  Canceled............................................    2,098,488      (2,098,488)        $19.16
  Repurchased.........................................        2,154              --         $ 0.27
                                                         ----------      ----------
Balance at December 31, 1998..........................    1,248,927       3,547,157         $ 9.02
                                                         ==========      ==========

                             3DFX INTERACTIVE, INC.

     Information relating to stock options outstanding and exercisable under the 1995 Plan, the 1997 Plan and the Directors' Plan at December 31, 1998 is as follows:

                                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                              --------------------------------------    -----------------------
                                              WEIGHTED
                                               AVERAGE      WEIGHTED                   WEIGHTED
                                              REMAINING     AVERAGE                    AVERAGE
          RANGE OF              NUMBER       CONTRACTUAL    EXERCISE      NUMBER       EXERCISE
      EXERCISE PRICES         OUTSTANDING       LIFE         PRICE      EXERCISABLE     PRICE
      ---------------         -----------    -----------    --------    -----------    --------
$ 0.20 - $ 0.30.............     112,022      6.5 years      $ 0.20        112,022      $ 0.20
$ 0.44 - $ 0.75.............     412,972      7.5 years      $ 0.46        412,972      $ 0.46
$ 0.90......................     293,613      7.9 years      $ 0.90        293,613      $ 0.90
$ 2.00 - $10.88.............   1,691,500      9.2 years      $10.72        301,627      $10.00
$11.00 - $12.00.............     463,158      8.3 years      $11.87        463,158      $11.87
$12.19 - $13.88.............     519,850      9.1 years      $13.14        189,850      $13.16
$15.75 - $23.25.............      54,042      9.2 years      $19.49         54,042      $19.49
                               ---------                                 ---------
                               3,547,157      8.7 years      $ 9.02      1,837,284      $ 6.87
                               =========                                 =========

     Shares which are not exercisable as a result of the repricing have been excluded from options exercisable.

Options to purchase 768,183 and 471,937 shares were vested at December 31, 1998 and 1997, respectively. The weighted average exercise prices per share for options vested at December 31, 1998 and 1997 were $6.49 and $0.88, respectively.

  Employee Stock Purchase Plan

     In March 1997, the Company's Board of Directors approved the Employee Stock Purchase Plan. Under this plan, employees of the Company can purchase Common Stock through payroll deductions. In May 1998, the Company's shareholders approved an annual increase, commencing in 1999, to the number of shares of Common Stock available under this plan equal to the lesser of 200,000 or 1% of the Company's outstanding capitalization on the date of each annual meeting of shareholders. A maximum of 2,150,000 shares are authorized for issuance under this plan. As of December 31, 1998, 200,081 shares have been purchased under the Employee Stock Purchase Plan.

  Shareholder Rights Plan

     In October 1998, the Board of Directors approved a Shareholder Rights Plan under which shareholders of record on November 16, 1998, received a right to purchase (a "Right") one one-thousandth of a share of Series A Participating Preferred Stock ("Series A Preferred"), no par value, at an exercise price of $65 subject to adjustment. The Rights will separate from the Common Stock and Rights certificates will be issued and will become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 12% or more of the Company's outstanding Common Stock or (ii) 10 business days or such later date as may be determined by a majority of the Board of Directors following the commencement of, or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 12% or more of the outstanding Common Stock of the Company. The Rights expire at the close of business on October 30, 2008. The Company has designated 60,000 shares of its Preferred Stock as Series A Participating Preferred Stock in connection with this plan.

                             3DFX INTERACTIVE, INC.

  Certain Pro Forma Disclosures

     The Company accounts for its stock option plans and the Employee Stock Purchase Plan in accordance with the provisions of APB 25. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans and the Employee Stock Purchase Plan, the Company's net income (loss) and net income
(loss) per share would have been:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1998      1997       1996
                                                           -------   -------   --------
Pro forma net income (loss)..............................  $16,067   $(3,705)  $(14,801)
Pro forma basic net income (loss) per share..............  $  1.08   $ (0.32)  $  (1.53)
Pro forma diluted net income (loss) per share............  $  0.98   $ (0.32)  $  (1.53)

     The pro forma effect on net income (loss) and net income (loss) per share for 1998, 1997 and 1996 is not representative of the pro forma effect on net income (loss) and net income (loss) per share in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     For the years ended December 31, 1998 and 1997, the fair value of each option on the date of grant was determined utilizing the Black-Scholes model. For the year ended December 31, 1996, the value of each option on the date of grant was determined utilizing the minimum value method as the Company was non-public.

     To determine the value of each option on the date of grant the following assumptions were used for the year ended December 31, 1996: dividend yield of 0.0%; a risk-free interest rate of 6%; a weighted average expected option term of four years. The following assumptions were used for the stock option plans and the Employee Stock Purchase Plan for the years ended December 31, 1998 and 1997:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1998    1997
                                                              ----    ----
Stock option plans:
Expected dividend yield.....................................    0%      0%
Expected stock price volatility.............................   70%     70%
Risk free interest rate.....................................  5.1%    5.7%
Expected life (years).......................................  5.9     4.0

Employee Stock Purchase Plan:
Expected dividend yield.....................................    0%      0%
Expected stock price volatility.............................   70%     70%
Risk free interest rate.....................................  4.8%    5.4%
Expected life (years).......................................  0.5     0.5

     The weighted average fair value of stock options granted in the three years ended December 31, 1998, 1997 and 1996 was $13.12, $12.15 and $0.60 per share, respectively.

                             3DFX INTERACTIVE, INC.

NOTE 7 -- INCOME TAXES:

     The provision for income taxes is attributable to (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Current:
  Federal...................................................    $12,309
  State.....................................................      2,525
                                                                -------
                                                                 14,834
                                                                -------
Deferred
  Federal...................................................     (6,252)
  State.....................................................       (919)
                                                                -------
                                                                 (7,171)
                                                                -------
Total Provision.............................................    $ 7,663
                                                                =======

     No provision for federal or state income taxes has been recorded for the years ended December 31, 1997 and 1996 as the Company incurred net operating losses.

     The provision for income taxes differs from the provision (benefit) computed by applying the statutory federal income tax rate to income (loss) before income taxes as follows (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1998      1997      1996
                                                  -------    -----    -------
Tax provision (benefit) at statutory federal tax
  rate of 35%...................................  $10,278    $(600)   $(5,163)
State income tax, net of federal benefit........    1,687      (98)      (848)
Research tax credits............................     (692)       0          0
Change in valuation allowance...................   (4,299)     698      6,011
Other...........................................      689        0          0
                                                  -------    -----    -------
                                                  $ 7,663    $  --    $    --
                                                  =======    =====    =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred income tax assets are (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Deferred income tax assets:
  Net operating losses......................................  $ 4,337      7,358
  Nondeductible reserves and expenses.......................    7,171        644
  Tax credit carryforwards..................................      187        821
                                                              -------    -------
Gross deferred tax assets...................................   11,695      8,823
Valuation allowance.........................................   (4,524)    (8,823)
                                                              -------    -------
Net deferred income tax assets..............................    7,171         --
                                                              =======    =======

     For the year ended December 31, 1998, the Company recorded a valuation allowance against its net operating losses and tax credit carryforwards due to the uncertainty as to whether the assets are realizable. For the year ended December 31, 1997, the Company recorded a full valuation allowance against its deferred tax assets due to the uncertainty as to whether the assets are realizable. At December 31, 1998, the Company had

                             3DFX INTERACTIVE, INC.

net operating loss carryforwards for federal and state income tax purposes of approximately $10,700,000 and $9,700,000, respectively, which expire beginning in 2011 and 2001, respectively.

     Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The completion of the Company's IPO resulted in an annual limitation of the Company's ability to utilize net operating losses incurred prior to that date. The annual limitation is approximately $5,400,000.

NOTE 8 -- COMMITMENTS:

     The Company leases under noncancelable operating leases for certain of its facilities and equipment in addition to equipment capital leases. Rent expense on the operating leases for the years ended December 31, 1998, 1997 and 1996 was approximately $1,657,000, $568,000 and $305,000, respectively.

     Future minimum lease payments under the operating and capitalized leases are as follows (in thousands):

                                                           OPERATING   CAPITALIZED
                                                            LEASES       LEASES
                                                           ---------   -----------
1999.....................................................   $ 2,315       $427
2000.....................................................     2,292         --
2001.....................................................     2,274         --
2002.....................................................     2,247         --
2003.....................................................     2,165         --
Thereafter...............................................     6,671         --
                                                            -------       ----
          Total minimum lease payments...................   $17,964       $427
                                                            =======       ====
Less: amount representing interest.......................                   38
                                                                          ----
Present value of minimum lease payments..................                  389
Less: current portion....................................                  389
                                                                          ----
Noncurrent portion of capitalized lease obligations......                 $ --
                                                                          ====

  Purchase Commitments

     The Company's manufacturing relationship with TSMC allows the Company to cancel all outstanding purchase orders, but requires the repayment of all expenses incurred to date. As of December 31, 1998, TSMC had incurred approximately $6,200,000 of manufacturing expenses on the Company's outstanding purchase orders. The Company does not expect to cancel any of its outstanding purchase orders.

NOTE 9 -- RELATED PARTY TRANSACTIONS:

     Since April 1995, a consulting company has been providing management services to the Company for which the Company pays a monthly fee of $5,000 for consulting services. The Chairman and a director on the Board of Directors of the Company are also officers of the consulting company. Total payments for such management services during 1998, 1997 and 1996 were $60,000 each year.

     During 1998 and 1997, a member of the Board of Directors provided consulting services to the Company. Total payments for such consulting services in 1998 and 1997 were $60,000 and $45,000, respectively.

     In April 1997, an officer of the Company resigned and subsequently founded Quantum3D, Inc., a supplier of advanced graphic subsystems based on 3Dfx technology. Sales to Quantum3D, Inc. during 1998 totaled $670,000. As of December 31, 1998, the Company has an outstanding trade receivable from Quantum3D, Inc. of approximately $3,000.

                             3DFX INTERACTIVE, INC.

NOTE 10 -- PROPOSED STB MERGER

     In December 1998, the Company entered into a Merger Agreement (the "Merger Agreement") with STB Systems, Inc.; a Texas corporation ("STB"). The Merger Agreement provides for the Merger of a newly formed, wholly owned subsidiary of the Company with and into STB (the "Merger"). STB will be the surviving corporation of the Merger and, upon consummation of the Merger, will become a wholly owned subsidiary of the Company. The Company intends to account for this merger under the purchase method of accounting. The Merger is contingent upon approval of both the Company's and STB's shareholders, among other conditions.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of 3Dfx Interactive, Inc.

Our audits of the consolidated financial statements referred to in our report dated January 22, 1999 appearing on page F-1 of this Annual Report on Form 10-K also included an audit of the Financial Statement Schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
San Jose, California
January 22, 1999

                                  SCHEDULE II

                             3DFX INTERACTIVE, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                ADDITIONS
                                                           -------------------
                                                           CHARGED
                                                           TO COSTS   CHARGED
                                               BEGINNING     AND      TO OTHER                ENDING
                                                BALANCE    EXPENSES   ACCOUNTS   DEDUCTIONS   BALANCE
                                               ---------   --------   --------   ----------   -------
Allowance for Doubtful Accounts:
  For the year ended December 31, 1998.......    $308      $ 2,561      $--        $  589     $2,280
  For the year ended December 31, 1997.......    $ 78      $   250      $--        $   20     $  308
  For the year ended December 31, 1996.......    $ --      $    78      $--        $   --     $   78
Inventory Reserve:
  For the year ended December 31, 1998.......    $661      $10,817      $--        $3,650     $7,828
  For the year ended December 31, 1997.......    $632      $    40      $--        $   11     $  661
  For the year ended December 31, 1996.......    $ --      $ 1,172      $--        $  540     $  632

                                                                      APPENDIX K
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  FORM 10-K/A
                                AMENDMENT NO. 1
                            ------------------------
(MARK ONE)
      [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM           TO           .

                       COMMISSION FILE NUMBER: 000-22651
                            ------------------------

                             3DFX INTERACTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                         CALIFORNIA                                                   77-0390421
              (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
               INCORPORATION OR ORGANIZATION)

              4435 FORTRAN DRIVE, SAN JOSE, CA                                          95134
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)                                     (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (408) 935-4400
                            ------------------------

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE
          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
                        PREFERRED SHARE PURCHASE RIGHTS
                                (TITLE OF CLASS)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any Amendment to this Form 10-K. [X]

     The aggregate market value of the voting stock held by affiliates of the registrant, based upon the closing sale price of the Common Stock on February 24, 1999 as reported on the Nasdaq National Market, was approximately $28,385,025. Shares of Common Stock held by each officer and director and by each person known to 3Dfx Interactive, Inc. who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

     As of February 1, 1999, registrant had outstanding 15,773,574 shares of Common Stock.

                   DOCUMENTS INCORPORATED BY REFERENCE: None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 7.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the sentence in the first paragraph under "Overview" regarding anticipated revenue growth; the sentences in the second paragraph under "Overview" regarding availability of Voodoo3; the sentences in the second and third paragraphs under "Overview" regarding expected customer concentration and customer loss; the sentence in the third paragraph under "Overview" regarding availability of raw materials; the sentences in the third paragraph under "Results of Operations" regarding factors affecting gross margin; the sentences in the fourth and fifth paragraphs under "Results of Operations" regarding future research and development and selling, general and administrative costs, respectively; the sentences under the subheading "Year 2000 Compliance" regarding the year 2000 issue; the sentence in the second paragraph under "Liquidity and Capital Resources" regarding capital expenditures; the statements in the fourth paragraph under "Liquidity and Capital Resources" regarding future liquidity and capital requirements and the statements below under "Factors Affecting Future Operating Results." These forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below under "Factors Affecting Future Operating Results."

OVERVIEW

     3Dfx Interactive, Inc. was founded in August 1994 to design, develop, market and support 3D media processors, subsystems and API software for the interactive electronic entertainment market. 3Dfx had no operations during the period from inception (August 24, 1994) through December 31, 1994. 3Dfx was considered a development stage enterprise and was primarily engaged in product development and product testing until its first commercial product shipments in the third quarter of 1996. 3Dfx incurred net losses in every quarter since inception until the fourth quarter of fiscal 1997 and each quarter in fiscal 1998. 3Dfx incurred net losses of approximately $1.7 million and $14.8 million in 1997 and 1996, respectively. 3Dfx generated net income of $21.7 million in 1998 and had retained earnings of $199,000 at December 31, 1998. The net losses were attributable to the lack of substantial revenue and continuing significant costs incurred in the research, development and testing of 3Dfx's products. Although 3Dfx has experienced revenue growth in recent periods, historical growth rates will not be sustained and are not indicative of future operating results. There can be no assurance that significant revenues or profitability will be sustained or increased on a quarterly or annual basis in the future.

     3Dfx derives revenue from the sale of 3D and 3D/2D media processors designed for use in PCs and coin-op arcade systems. 3Dfx began commercial shipments of its first 3D graphics product, the Voodoo Graphics chipset, in September 1996. 3Dfx's second product, the Voodoo Rush chipset, began commercial shipments in April 1997. 3Dfx's third product, Voodoo2, became commercially available in March 1998. In August 1998, 3Dfx began shipping Voodoo Banshee, which is a high performance, full-featured single chip 3D/2D media processor for the PC and coin-op arcade markets. In November 1998, 3Dfx introduced its Voodoo3 product family of enhanced and more fully-featured, single chip 3D/2D media processors. 3Dfx expects to begin shipment of the Voodoo3 product family in the second quarter of 1999.

     As a result of 3Dfx's limited operating history and early stage of development, it has only a limited number of customers. Revenues derived from sales to Diamond (including its subsidiaries), Creative (including its subsidiaries) and Elitetron accounted for approximately 32%, 26% and 16% of revenues, respectively, in 1998. Revenues derived from sales to Diamond and Elitetron accounted for approximately 37% and 16%, respectively, of revenues in 1997. Revenues derived from sales to Orchid Technology, Diamond and Williams accounted for approximately 44%, 33% and 11%, respectively, of revenues in 1996. 3Dfx expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future. The loss of any one of these customers could have a material impact on 3Dfx's results of operations, cash flows, or financial position. In addition, sales to these customers can fluctuate and could have a material impact on 3Dfx's revenues and profitability on a quarterly basis. The announcement and consummation of the merger between 3Dfx and STB are expected to cause some of 3Dfx's customers to end or curtail their relationships with the combined company. If the loss of these customers of 3Dfx is not replaced by sales from the combined company, the business of the combined company would be greatly harmed. For example, two of 3Dfx's largest customers, Creative Labs and Diamond, compete directly with STB. In dollars, these customers together accounted for approximately $117.5 million of 3Dfx's total revenue in 1998. Diamond and Creative Labs compete directly with STB and new products being developed by

3Dfx will primarily be sold directly to OEM and retail customers rather than through Diamond and Creative Labs. As a result, 3Dfx expects that sales to Diamond and Creative Labs following the merger will be reduced significantly from prior levels and that these customers will no longer continue to be significant customers of the combined company. To date, neither Diamond nor Creative Labs has communicated to 3Dfx that it will terminate the customer relationship for current products. Because the combined company will be a chip and board manufacturer that will compete with board manufacturers, 3Dfx has told existing customers that are board manufacturers, like Diamond and Creative, that new 3Dfx graphics chips will not be offered for sale to them after the merger. If the loss of business from current 3Dfx customers cannot be replaced through the combined company's own add-in-board level products, or if any other major customer of 3Dfx terminates its relationship with the combined company, the business of the combined company could be materially harmed.

     As part of its manufacturing strategy, 3Dfx leverages the expertise of third party suppliers in the areas of wafer fabrication, assembly, quality control and assurance, reliability and testing. This strategy allows 3Dfx to devote its resources to research and development and sales and marketing activities while avoiding the significant costs and risks associated with owning and operating a wafer fabrication facility and related operations. 3Dfx does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. All of 3Dfx's wafers are currently manufactured by Taiwan Semiconductor Manufacturing Corporation ("TSMC") in Taiwan. 3Dfx obtains manufacturing services from TSMC on a purchase order basis. 3Dfx provides TSMC with a rolling six month forecast of its supply needs and TSMC builds to 3Dfx's orders. 3Dfx purchases wafers and die from TSMC. Once production yield for a particular product stabilizes, 3Dfx pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, however, 3Dfx must pay an agreed price for wafers regardless of yield. Such wafer and die purchases constitute a substantial portion of cost of products revenues once products are sold. TSMC is responsible for procurement of raw materials used in the production of 3Dfx's products. 3Dfx believes that raw materials required are readily available. 3Dfx's products are packaged by two third party subcontractors, Advanced Semiconductor Engineering Group ("ASE") and Caesar Technology, Inc. All of 3Dfx products are tested by ASE. Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. All purchases of wafers and assembly and test services are denominated in U.S. dollars.

     In connection with the grant of stock options to employees since inception (August 1994) through the effective date of 3Dfx's IPO, 3Dfx recorded aggregate deferred compensation of approximately $1.9 million, representing the difference between the deemed fair value of the Common Stock for accounting purposes and the option exercise price at the date of grant. This amount is presented as a reduction of shareholders' equity and is amortized ratably over the vesting period of the applicable options. This amortization resulted in charges to operations of $484,000 (of which $194,000 and $290,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) in each of the years ended December 31, 1998 and 1997, and $196,000 (of which $50,000 and $146,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) in the year ended December 31, 1996, and will result in charges over the next 6 quarters aggregating approximately $121,000 per quarter (of which $48,000 and $73,000 will be recorded in research and development expenses and selling, general and administrative expenses, respectively).

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of 3Dfx expressed as a percentage of revenue for each of the periods indicated:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                              1998       1997
                                                              -----      -----
Revenues....................................................  100.0%     100.0%
Cost of revenues............................................   59.0       51.3
                                                              -----      -----
Gross profit................................................   41.0       48.7
                                                              -----      -----
  Operating expenses:
     Research and development...............................   16.8       28.2
     Selling, general and administrative....................   17.5       25.8
                                                              -----      -----
          Total operating expenses..........................   34.3       54.0
                                                              -----      -----
Income (loss) from operations...............................    6.7       (5.3)
Interest and other income, net..............................    7.8        1.4
Provision for income taxes..................................   (3.8)        --
                                                              -----      -----
Net income (loss)...........................................   10.7%      (3.9)%
                                                              =====      =====

     YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Revenues increased 359.7% from $44.1 million in 1997 to $202.6 million in 1998. Revenues are recognized upon product shipment. Revenues in 1998 were principally attributable to sales of 3Dfx's Voodoo2, Voodoo Banshee and Voodoo Graphics chipsets. Revenues in 1997 were principally attributable to sales of 3Dfx's Voodoo Graphics and Voodoo Rush chipsets. In both years, revenue growth was as a result of increased customer demand for and market acceptance of these products.

     Gross Profit. Gross profit consists of total revenues less cost of revenues. Cost of revenues consists primarily of costs associated with the purchase of components, the procurement of semiconductors and printed circuit board assemblies from 3Dfx's contract manufacturers, labor and overhead associated with such procurement and warehousing, shipping and warranty costs. Cost of revenues does not include expenses related to development contract revenues. Cost of revenues increased 429% from $22.6 million in 1997 to $119.6 million in 1998. Gross profit as a percentage of revenues was 41% and 48.7% in 1998 and 1997, respectively, due to a change in product mix. Given 3Dfx's limited operating history and limited history of product shipments, 3Dfx believes that analysis of gross profit as a percentage of total revenues is not meaningful. 3Dfx's future gross profit will be affected by the overall level of sales, the mix of products sold in a period, manufacturing yields, and 3Dfx's ability to reduce product procurement costs.

     Research and Development. Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, occupancy costs of research and development facilities, depreciation of capital equipment used in product development and engineering costs paid to 3Dfx's foundries in connection with manufacturing start-up of new products. In addition, costs associated with development contracts are included in research and development during 1997. There were no such costs in 1998. Research and development expenses increased 174.3% from $12.4 million in 1997 to $34 million in 1998. The increase reflects an increase in non-recurring engineering costs and engineering personnel costs resulting from the commencement of manufacturing of prototypes of the Voodoo Banshee chip and the Voodoo3 chipset. 3Dfx expects to continue to make substantial investments in research and development and anticipates that research and development expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, finance and administration personnel, commissions paid to independent sales representatives, tradeshow, advertising and other promotional expenses and facilities expenses. Selling, general and administrative expenses increased 211.2% from $11.4 million in 1997 to $35.4 million in 1998. The increase resulted from the addition of personnel in sales, marketing, finance and administration as 3Dfx expanded operations, increased commission expenses associated with the commencement of commercial sales and increased involvement in tradeshow and advertising activities. 3Dfx expects that selling, general and administrative expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Interest and Other Income, Net. Interest and other income, net increased from $630,000 in 1997 to $15.9 million in 1998. The increase is primarily related to a one-time recognition of income as a result of the recent litigation settlement reached in September 1998 relating to Sega's termination of the Technology License and Development Agreement (the "Sega Agreement") with 3Dfx in July 1997. The increase also reflects earnings from higher cash balances resulting from the completion of 3Dfx's initial public offering in June 1997 and a public offering in March 1998, partially offset by interest expense on the outstanding equipment line of credit and capital lease balances.

     Provision For Income Taxes. Provision for income taxes was $7.7 million in 1998. 3Dfx recorded no provision for income taxes in 1997 as it incurred losses during such period. At December 31, 1998, 3Dfx had net operating loss carryforwards for federal and state income tax purposes of approximately $10.7 million and $9.7 million, respectively, which expire beginning in 2011 and 2001, respectively. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in 3Dfx's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The completion of 3Dfx's initial public offering in June 1997 resulted in an annual limitation of 3Dfx's ability to utilize net operating losses incurred prior to that date. The annual limitation is approximately $5.4 million.

     YEARS ENDED DECEMBER 31, 1997 AND 1996

     Revenues. Revenues increased 589.7% from $6.4 million in 1996 to $44.1 million in 1997. Revenues in 1997 included $1.8 million of development contract revenues earned under the Sega Agreement that was terminated by Sega in July 1997. No future revenues will be recognized under the Sega Agreement. Revenues from product sales are recognized upon product shipment. Revenues in 1997 were principally attributable to sales of 3Dfx's Voodoo Graphics and Voodoo Rush chipsets as a result of increased customer demand for and market acceptance of these products. Substantially all of the revenues in the year ended December 31, 1996 were derived from sale of 3Dfx's Voodoo Graphics chipset, which began commercial shipments in September 1996 and, to a lesser extent, sale of graphics subsystems.

     Gross Profit. Gross profit consists of total revenues less cost of revenues. Cost of revenues consists primarily of costs associated with the purchase of components, the procurement of semiconductors and printed circuit board assemblies from 3Dfx's contract manufacturers, labor and overhead associated with such procurement and warehousing, shipping and warranty costs. Cost of revenues does not include expenses related to development contract revenues. Cost of revenues increased 341.4% from $5.1 million in 1996 to $22.6 million in 1997. Gross profit as a percentage of revenues was 19.8% and 48.7% in 1996 and 1997, respectively. Cost of product revenues in 1996 reflected significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipment of the Voodoo Graphics chipset.

     Research and Development. Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, occupancy costs of research and development facilities, depreciation of capital equipment used in product development and engineering costs paid to 3Dfx's foundries in connection with manufacturing start-up of new products. In addition, costs associated with development contracts are included in research and development. Research and development expenses increased 31.6% from $9.4 million in 1996 to $12.4 million in 1997. The increase reflects an increase in non-recurring engineering costs and engineering personnel costs resulting from the commencement of manufacturing of prototypes of the Voodoo2 chipset and the Voodoo Banshee chip.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, finance and administration personnel, commissions paid to independent sales representatives, tradeshow, advertising and other promotional expenses and facilities expenses. Selling, general and administrative expenses increased 71.5% from $6.6 million in 1996 to $11.4 million in 1997. The increase resulted from the addition of personnel in sales, marketing, finance and administration as 3Dfx expanded operations, increased commission expenses associated with the commencement of commercial sales and increased involvement in tradeshow and advertising activities.

     Interest and Other Income, Net. Interest and other income, net increased from net interest and other income of $59,000 in 1996 to net interest and other income of $630,000 in 1997. The increase is related to increased earnings from investments of higher cash balances resulting from the completion of 3Dfx's initial public offering in June 1997, partially offset by increased interest expense on outstanding equipment line of credit and capital lease balances.

     Provision For Income Taxes. 3Dfx recorded no provision for income taxes in 1997 and 1996 as it incurred losses during such periods. At December 31, 1997, 3Dfx had net operating loss carryforwards for federal and state income tax purposes of approximately $18.5 million and $17.5 million, respectively, which expire beginning in 2010.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly results of operations data for each quarter during the years ended December 31, 1997 and 1998. This unaudited information has been prepared by 3Dfx on a basis consistent with 3Dfx's audited consolidated financial statements appearing elsewhere in this Report and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Report. In light of 3Dfx's limited operating history, 3Dfx believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                           THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                          1997        1997       1997        1997       1998        1998       1998        1998
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                             (IN THOUSANDS)
Revenues..............................   $ 5,247    $ 6,507     $10,018    $22,297     $50,008    $58,643     $33,206    $60,743
Cost of revenues......................     2,582      3,278       5,352     11,399      25,730     30,443      24,971     38,474
                                         -------    -------     -------    -------     -------    -------     -------    -------
  Gross profit........................     2,665      3,229       4,666     10,898      24,278     28,200       8,235     22,269
                                         -------    -------     -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and development............     1,953      2,397       3,201      4,861       5,826      8,308      10,038      9,873
  Selling, general and
    administrative....................     1,846      2,521       2,684      4,339       9,638      8,041       6,971     10,791
                                         -------    -------     -------    -------     -------    -------     -------    -------
        Total operating expenses......     3,799      4,918       5,885      9,200      15,464     16,349      17,009     20,664
                                         -------    -------     -------    -------     -------    -------     -------    -------
Income (loss) from operations.........    (1,134)    (1,689)     (1,219)     1,698       8,814     11,851      (8,774)     1,605
Interest and other income (expense),
  net.................................       (27)       (64)        347        374         514      1,052      13,045      1,259
Provision for income taxes............        --         --          --         --       1,866      3,871       1,153        773
                                         -------    -------     -------    -------     -------    -------     -------    -------
Net income (loss).....................   $(1,161)   $(1,753)    $  (872)   $ 2,072     $ 7,462    $ 9,032     $ 3,118    $ 2,091
                                         =======    =======     =======    =======     =======    =======     =======    =======
Basic net income (loss) per share.....   $ (0.13)   $ (0.19)    $ (0.07)   $  0.17     $  0.57    $  0.59     $  0.20    $  0.13
Diluted net income (loss) per share...   $ (0.13)   $ (0.19)    $ (0.07)   $  0.15     $  0.50    $  0.54     $  0.20    $  0.13

     Revenues over the last eight quarters were derived primarily from the sale of the Voodoo Graphics, Voodoo Rush, Voodoo2, and Voodoo Banshee chipsets. Revenues increased significantly quarter to quarter in 1997 and in 1998, except for the third quarter ended September 30, 1998, due primarily to increased sales volumes resulting from increased customer demand for and market acceptance of these products. In the third quarter of 1998, 3Dfx experienced a significant reduction in demand as compared to historical order rates for its Voodoo2 chipset, primarily from one customer, as well as a greater than expected seasonal slowdown, which resulted in a decrease in revenues from the previous quarter. In the fourth quarter of 1998, significant increases in demand for 3Dfx's new Voodoo Banshee product, combined with a stable demand as compared to the third quarter of 1998 for its Voodoo2 chipset, resulted in significant revenue growth in the fourth quarter of 1998 as compared to the previous quarter. During the three months ended March 31, 1997 and June 30, 1997, 3Dfx recognized development contract revenues of $750,000 and $1,067,000, respectively, under the Sega Agreement for the delivery of certain engineering designs to Sega and revenues recognized under the percentage of completion method of accounting based on costs incurred relative to total contract costs. No future revenues will be recognized under the Sega Agreement.

     Cost of revenues in 1998 increased in the first, second and fourth quarters as a result of increased sales in each of these quarters. Additionally, in the fourth quarter of 1998, costs of revenues increased due to the product revenue mix during the quarter which carried lower gross margins than historically experienced. In the third quarter of 1998, cost of revenues decreased when compared to the previous quarter primarily due to lower revenues, partially offset by increased costs associated with the initial shipments of the Company's Voodoo Banshee product, additional overhead costs with respect to lower revenues as a result of a greater than expected seasonal slowdown in the retail channel, and to an increase in inventory reserves due to an exceptionally rapid rate of product lifecycle obsolescence.

     Cost of revenues in 1997 reflects significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipments of Voodoo Graphics and Voodoo Rush. The increase in cost of revenues in the three months ended June 30, 1997, September 30, 1997 and December 31, 1997 resulted from the increases in sales in each of the respective periods. Cost of revenues in the three months ended December 31, 1997, includes a $700,000 charge for the write off of Voodoo2 inventory which was not salable as a result of a manufacturing defect. Given 3Dfx's limited operating and product shipment history, 3Dfx believes that quarter to quarter comparisons of gross profit as a percentage of revenues are not meaningful.

     Research and development expenses increased quarter to quarter in 1998 and 1997 except for the fourth quarter of 1998. In 1998 and 1997, the increase in research and development expenses in each quarter through September 1998 reflects an increase in headcount, non-recurring engineering costs resulting from the commencement of manufacturing of the Voodoo Rush, Voodoo2 chipsets and the Voodoo Banshee and Voodoo3 chips. In the fourth quarter of 1998, research and development expenses decreased slightly from the previous quarter primarily due to a reduction in non-recurring engineering costs.

     Selling, general and administrative expenses fluctuated quarter to quarter in 1997 and 1998 primarily as a result of increased finance and administrative staffing and related costs necessary to support higher levels of operations, commission expenses associated with levels of revenues and varying levels of involvement in tradeshow and advertising activities.

     Interest and other income (expense), net fluctuated quarter to quarter in 1997 and 1998. The increase in interest and other income in the three months ended September 30, 1997 and December 31, 1997 is due to interest income earned on 3Dfx's investments as a result of higher cash balances from the completion of 3Dfx's initial public offering in June 1997, partially offset by interest expense on outstanding balances under the equipment line of credit and capital leases. The increase in interest and other income in the three months ended September 30, 1998 is primarily related to a one-time recognition of income as a result of the recent Sega litigation settlement, as well as to increased earnings from higher cash balances resulting from the completion of 3Dfx's initial public offering in June 1997 and a public secondary offering in March 1998, partially offset by interest expense on the outstanding equipment line of credit and capital lease balances.

     3Dfx believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenues, gross profit and income from operations. Accordingly, 3Dfx believes that period to period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, 3Dfx's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock could be materially adversely affected.

IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" which was adopted by the Company in the first quarter of fiscal 1998. This Statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. As the Company has no components of other comprehensive income, there are no disclosure requirements involved in the Company's adoption of this Statement.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in the first quarter of fiscal 1998. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. As the Company operates and tracks its results in only one segment, there are no additional disclosure requirements involved with the Company's adoption of this Statement.

YEAR 2000 COMPLIANCE

     Like many other companies, the Year 2000 computer issue creates risks for 3Dfx. If internal systems do not correctly recognize and process date information beyond the Year 1999, there could be an adverse impact on 3Dfx's operations. There are two other related issues which could also lead to incorrect calculations or failures: (1) some systems' programming assigns special meaning to certain dates, such as 9/9/99, and (2) the Year 2000 is a leap year. As used in this section, "Year 2000 capable" means that when used properly and in conformity with the product information provided by the company, and when used with Year 2000 capable computer systems, the product will accurately store, display, process, provide, and/or receive data from, into, and between the twentieth and twenty-first centuries, including leap year calculations, provided that all other technology used in combination with the 3Dfx product properly exchanges date data with the 3Dfx product.

     Internal Systems. To address these Year 2000 issues with its internal systems, 3Dfx has initiated a program that is designed to deal with 3Dfx's internal management information systems and its embedded systems (e.g. phones, and security systems). The program includes both assessment and remediation proceeding in parallel and 3Dfx currently plans to have changes to those management and critical systems completed and tested by the third quarter of 1999. These activities are intended to encompass all major categories of systems used by 3Dfx, including sales and financial systems and embedded systems. The program has completed its assessment phase, which identified a number of systems that had date dependencies. None of the systems are considered by 3Dfx to be mission critical. 95% of the date dependencies have already been remediated. In almost all cases the fixes involved updating software or firmware. The unremediated date dependencies involve desktop workstations, and are expected to be fully remediated by the third quarter of 1999.

     Products. 3Dfx has examined all versions of its products and has determined that its products do not have any date dependencies that could give rise to Year 2000 capability problems. 3Dfx plans to evaluate new products as they are developed. Because its products have no date dependencies, the Company does not believe it is legally responsible for costs incurred by customers related to ensuring their Year 2000 capability.

     Suppliers. 3Dfx is also working with key suppliers of products and services to determine whether their operations and products are Year 2000 capable and to monitor their progress toward Year 2000 capability. 3Dfx identified three vendors that could materially impact 3Dfx's business if they experienced significant Year 2000 problems. These include 3Dfx's supplier of wafer foundry services and 3Dfx's two suppliers of chip packages. 3Dfx has obtained verbal assurances from each of these suppliers of services that they comply with industry standards for Year 2000 readiness. 3Dfx is in the process of determining whether its three providers of telecommunications services are Year 2000 compliant. This assessment is expected to be completed by the third quarter of fiscal year 1999.

     Costs. The Company is incurring various costs to provide customer support and customer satisfaction services regarding Year 2000 issues and it is anticipated that these expenditures will continue through 1999 and thereafter. The costs incurred to date related to 3Dfx's Year 2000 assessment and remediation programs have not been material. The cost which will be incurred by 3Dfx regarding the implementation of Year 2000 compliant internal information systems, answering and responding to customer requests related to Year 2000 issues, including both incremental spending and redeployed resources, is currently not expected to exceed $300,000. The total cost estimate does not include potential costs related to any customer or other claims or the cost of internal software and hardware replaced in the normal course of business. In some instances, the installation schedule of new software and hardware in the normal course of business is being accelerated to also afford a solution to Year 2000 capability issues. The total cost estimate is based on the current assessment of the projects and is subject to change as the project progress. Based on currently available information, management does not believe that the Year 2000 matters discussed above related to internal information technology or embedded systems of key suppliers' systems or products sold to customers will have a material impact on 3Dfx's financial condition or overall trends in results of operations. However, 3Dfx cannot guarantee that the year 2000 situation will not negatively impact the Company. In addition, the failure to ensure Year 2000 capability by a supplier or another third party could have a material adverse effect on the Company. 3Dfx's Year 2000 compliance programs have been conducted internally, without the use independent verification or validation processes. These assessment and compliance programs have not caused the deferral by 3Dfx of other information technology projects.

     3Dfx's most reasonably likely worst case Year 2000 scenario is that 3Dfx experiences product procurement delays due to Year 2000 problems. These would arise because 3Dfx's three major suppliers described above are located outside of the United States. 3Dfx has not assessed, and may not be able to assess, what Year 2000 problems may occur with the public infrastructure, including transportation and export systems, of these countries. Such problems may result in delays in 3Dfx's procuring products which 3Dfx estimates may be approximately 4 weeks. 3Dfx is in the process of developing a contingency plan to address this scenario. This plan will include the maintenance of a 3 to 6 week safety supply of product. 3Dfx expects this contingency plan to be in place by the fourth quarter of fiscal 1999.

     The Company has begun internal discussions concerning contingency planning to address potential problem areas with internal systems and with suppliers and other third parties. It is expected that assessment, remediation and contingency planning activities will be ongoing throughout 1999 with the goal of appropriately resolving all material internal systems and third party issues.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities in fiscal 1998 was due primarily to net income of $21.7 million, and increases of $28.5 million in accounts payable and $13.3 million in accrued liabilities, partially offset by increases of $20.1 million in inventory due to the increase in manufacturing to meet customer demand and $24.9 million in accounts receivable associated with the generation of revenues. Net cash used in operating activities in fiscal 1997 was due primarily to the net loss of $1.7 million, a $12.2 million increase in accounts receivable partially offset by a $10.3 million increase in accounts payable.

     Net cash used in investing activities was approximately $10.9 million in 1998 and $10.7 million in 1997 and was due in each period to the net maturities and purchases of investments and to the purchase of property and equipment. 3Dfx does not have any significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases. As of December 31, 1998, 3Dfx had capital equipment of $24.1 million less accumulated depreciation of $8.5 million to support its research and development, operations and administrative activities. 3Dfx has financed approximately $2.5 million of its capital equipment from capital lease obligations through December 31, 1998. 3Dfx has an equipment line of credit which provides for the purchase of up to $3.0 million of property and equipment. At December 31, 1998, there were no borrowings outstanding under this line of credit. Borrowings under this line are secured by all of 3Dfx's owned assets and bear interest at the bank's prime rate plus 0.75% per annum (8.5% as of December 31, 1998). The agreement requires that 3Dfx maintain certain financial ratios and levels of tangible net worth profitability and liquidity. 3Dfx was in compliance with its covenants as of December 31, 1998. The lease line of credit expires in December 2001. 3Dfx expects capital expenditures to increase over the next several years as it expands facilities and acquires equipment to support the planned expansion of its operations.

     Net cash provided by financing activities was approximately $58.1 million in 1998 and $34.6 million in 1997, due primarily to proceeds from the public offering in March 1998 and proceeds from the initial public offering in June 1997.

     3Dfx's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of the expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which 3Dfx's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, available borrowings under line of credit arrangements and other factors. 3Dfx believes that the proceeds from its March 1998 public offering, 3Dfx's current cash balances and cash generated from operations and from available or future debt financing will be sufficient to meet 3Dfx's operating and capital requirements through at least December 1999. However, there can be no assurance that 3Dfx will not require additional financing within this time frame. 3Dfx's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact 3Dfx's future capital requirements and the adequacy of its available funds. 3Dfx may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to 3Dfx, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require 3Dfx to relinquish its rights to certain of its technologies or products. The failure of 3Dfx to raise capital when needed could have a material adverse effect on 3Dfx's business, financial condition and results of operations.

FACTORS AFFECTING OPERATING RESULTS

  Risks Related to the Merger with STB Systems, Inc.

     The proposed merger of STB Systems, Inc. with and into a wholly-owned subsidiary of 3Dfx, which will result in STB becoming a wholly-owned subsidiary of 3Dfx, involves some specific risks, including the following:

     - 3Dfx and STB may encounter substantial difficulties integrating the two companies' products, technologies, research and development activities, administration, sales and marketing and other aspects of operations in a timely manner. The difficulties, costs and delays involved in this integration may increase operating costs, cause lower than anticipated financial performance or lead to the loss of customers and employees. The failure to successfully integrate 3Dfx and STB in a timely manner could result in a failure of the combined company to realize any of the anticipated benefits of the Merger and could materially harm the business of the combined company.

     - 3Dfx and STB may lose customers or suppliers as a result of the Merger. In particular, two of 3Dfx's largest customers, Creative and Diamond, compete directly with STB. During 1998, sales to Diamond (and its subsidiaries) and Creative (and its subsidiaries) represented 32% and 26% of 3Dfx's total revenue, respectively. 3Dfx expects that as a result of the Merger, sales to Diamond and Creative will be reduced significantly from prior levels and that such customers may no longer continue to be significant customers of the combined company. In addition, nVidia Corporation ("nVidia"), which is a major supplier of STB and whose graphics chips were incorporated into STB products, representing 63.9% of STB's net sales in fiscal 1998, competes directly with 3Dfx. If nVidia reduces its supply of graphics chips, the combined company may lose sales to those OEM customers that require the nVidia graphics processor for their systems. See "Overview" above.

     - The combined company will be dependent on a limited source of chips and boards because both companies will be more restricted in their ability to select products produced by either STB's or 3Dfx's competitors. If either 3Dfx's chips or STB's boards fail to meet the requirements of either company's customers, the business of the combined company could be materially harmed.

     - A significant component of the near-term success of the combined company will be continued success in the retail sales channels and there are significant risks associated with the combined company's dependence on near-term revenues in this channel.

     - The Merger will result in substantial dilution of approximately 34% to current 3Dfx shareholders. After the Merger, the current shareholders of 3Dfx will own approximately 66% of the outstanding shares of 3Dfx common stock.

     - The combined company's success following the Merger will depend on the retention and integration of key personnel.

     - If the Merger is consummated, 3Dfx will issue to shareholders of STB an aggregate of approximately 8,193,800 shares of 3Dfx Common Stock (based on the number of shares of STB Common Stock outstanding as of December 31, 1998), almost all of which will be freely tradable upon consummation of the Merger. As a result, immediately after the Merger, substantial sales of 3Dfx Common Stock could occur, which could adversely affect or cause substantial fluctuations in the market price of 3Dfx Common Stock.

     - There will be substantial expenses resulting from the STB Merger of approximately $4.5 million.

     - The closing of the merger is subject to certain conditions that might not be satisfied in a timely manner, which could prevent the merger from being consummated.

In addition, in the event of the consummation of the Merger, there are a number of risks related to the business and operations of STB that would affect the operations of the combined company, including a number of the same or similar risks faced by 3Dfx identified below, as well as a number of risks specific to STB, including STB's dependence on a sole manufacturing facility, STB's dependence on suppliers, its entry into new product markets, fluctuations in its products or sales channel mix, and risks relating to environmental regulations. In the event that the merger is not consummated, 3Dfx will face other risks, including the opportunity costs associated with the pursuit of a business combination with STB.

  The Quarterly Operating Results of 3Dfx May Fluctuate

     3Dfx's quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future. These variations are the result of a number of factors, many of which are beyond 3Dfx's control. These factors include:

     - The ability to successfully develop, introduce and market new or enhanced products

     - The ability to introduce and market products in accordance with customer design requirements and design cycles

     - Changes in the relative volume of sales of various products with different margins

     - Changes in demand for 3Dfx's products and its customers' products

     - Gains or losses of significant customers or strategic relationships

     - The volume and timing of customer orders

     - The availability, pricing and timeliness of delivery of components for 3Dfx's products

     - The timing of new product announcements or introductions by competitors

     - Product obsolescence, the management of product transitions

     - Production delays

     - Decreases in the average selling prices of products

     Any one or more of the factors listed above or other factors could cause 3Dfx to fail to achieve its revenue and profitability expectations. Most of 3Dfx's operating expenses are relatively fixed in the short term. 3Dfx may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could materially harm quarterly operating results. As a result of the above factors, 3Dfx believes that you should not rely on period-to-period comparisons of results of operations as an indication of future performance. The results of any one quarter are not indicative of results to be expected for a full fiscal year.

  3Dfx Has a Limited Operating History

     3Dfx has been shipping products only since the third quarter of 1996. This limited operating history makes the assessment of 3Dfx's future operating results difficult. Additionally, 3Dfx incurred net losses of approximately $1.7 million in 1997 and $14.8 million in 1996. These net losses were attributable to the lack of substantial sales and to continuing significant costs incurred in product research, development and testing. Although 3Dfx had net income of $21.7 million in 1998, historical growth rates may not be sustained. Additionally, significant revenues or profitability may not be sustained or increased on a quarterly or annual basis in the future.

  3Dfx Faces Intense Competition

     The markets in which 3Dfx compete are intensely competitive and are likely to become more competitive in the future. Existing competitors and new market entrants may introduce products that are less costly or provide better performance or features than 3Dfx's products. 3Dfx does not compete on the basis of price alone. 3Dfx believes that the principal competitive factors for 3D graphics products are:

     - Product performance and quality

     - Conformity to industry standard application programming interfaces, or APIs

     - Access to customers and distribution channels

     - Price

     - Product support

     - Ability to bring new products to the market in a timely way

     Many of 3Dfx's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than 3Dfx. These competitors may also have greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than 3Dfx. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of 3Dfx's principal competitors offer a single vendor solution, because they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

     3Dfx seeks to use strategic relationships to augment their capabilities. However, the benefits of these relationships may not be realized or sufficient to overcome the established positions of 3Dfx's largest competitors as suppliers to the PC OEM and retail markets. Regardless of the relative qualities of 3Dfx's products, the market power, product breadth and customer relationships of its larger competitors can be expected to provide such competitors with substantial competitive advantages.

     3Dfx competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions. These competitors include ATI Technologies, Inc., S3 Incorporated and Trident Microsystems, Inc. Many of these competitors have introduced 3D functionality on new iterations or existing graphics chips. 3Dfx also competes with companies that have recently entered the market with an integrated 3D/2D solution but which have not traditionally manufactured 2D solutions. These competitors include 3Dlabs, Inc., Ltd., nVidia Corporation and Micron Technology, Inc. 3Dfx also competes with Videologic Group Plc which has partnered with NEC to focus exclusively on developing a 3D solution for the interactive electronic entertainment market. 3Dfx also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional engineering market. These competitors include 3Dlabs, Integraph Corporation, Real 3D, an operating unit of Lockheed Martin Corp., and Silicon Graphics, Inc. These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications. Additionally, Intel has recently entered the 3D graphics market, targeting its efforts at the mainstream PC market. These companies may enter the interactive electronics entertainment market and, if they do, 3Dfx may not be able to compete successfully against them.

  3Dfx Depends on the PC Market

     For 1996, 1997 and 1998, 82%, 93% and 100% of 3Dfx's revenues were derived from graphics chips sold for use in PCs. 3Dfx expects to continue to derive almost all of their revenues from the sales of products for use in PCs. The PC and graphics chips industries are cyclical and have been characterized by:

     - Rapid technological change

     - Evolving industry standards

     - Cyclical market patterns

     - Frequent new product introductions and short product life cycles

     - Significant price competition and price erosion

     - Fluctuating inventory levels

     - Alternating periods of over-capacity and capacity constraints

     - Variations in manufacturing costs and yields

     - Significant expenditures for capital equipment and product development

     The PC and graphics chips markets have also grown substantially in recent years. However, such growth may not continue. A decline in PC or semiconductor sales or in the growth rate of such sales would likely reduce demand for 3Dfx's products. Moreover, such changes in demand could be large and sudden. Since graphics board and PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecasted product transitions. In such cases, the manufacturers may abruptly stop purchasing additional inventory from suppliers such as 3Dfx until the excess inventory has been used. Such suspension of purchases or any reduction in demand for PCs generally, or for particular products that incorporate 3Dfx's products, would materially harm 3Dfx's business.

     In addition, the PC and graphics chips industries have in the past experienced significant economic downturns at various times, characterized by lower product demand and accelerated reduction of product prices. 3Dfx may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

  3Dfx Depends on the Retail Distribution Channel

     3Dfx's products are distributed primarily in the retail distribution channel. To access the retail channel, 3Dfx depends on graphics board manufacturers whose products are sold to consumers. These graphics board manufacturers generally are not contractually required to make future purchases of 3Dfx's products and can stop including 3Dfx's products or their graphics boards for any reason. Heavy reliance on these graphics board manufacturers makes it difficult for 3Dfx to ascertain current demand for its existing products and anticipate demand for newly introduced products. The manufacturers have, in the past, been subject to product allocation by 3Dfx and as a result may overstate their needs for 3Dfx's products in order to ensure an adequate supply. In addition, the manufacturers may overestimate consumer demand for their graphics boards. Also, initial orders for a new product may be the result of interest by the graphics board manufacturers and not an indication of long-term consumer demand. If a significant number of graphics board manufacturers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for 3Dfx's products, 3Dfx's business could be materially harmed.

  3Dfx Faces the Challenge of Growth

     3Dfx has experienced rapid growth and may continue to experience such growth. Growth has placed, and is expected to continue to place, a significant strain on 3Dfx's managerial, operational and financial resources, including their sales, customer support, research and development, and finance and administrative operations.

Although some new controls, systems and procedures have been implemented, 3Dfx's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls, and any failure to do so could inhibit growth and harm the company.

  3Dfx Depends on New Product Development

     The markets for which 3Dfx's products are designed are intensely competitive and are characterized by short product life cycles, rapidly changing technology, evolving industry standards and declining average selling prices. 3Dfx's businesses will depend to a significant extent on their ability to successfully develop new products. As a result, 3Dfx believes that significant expenditures for research and development will continue to be required in the future. To succeed in this environment 3Dfx must anticipate the features and functionality that customers will demand. 3Dfx must then incorporate those features and functionality into products that meet the design requirements of the PC market and the timing requirements of retail selling seasons. The success of 3Dfx's new product introductions will depend on several factors, including:

     - Proper new product definition

     - Timely completion and introduction of new product designs

     - The ability of subcontractors and component manufacturers to effectively design and implement the manufacture of new products

     - Quality of new products

     - Product performance as compared to competitors' products

     - Market acceptance of 3Dfx's and their customers' products

     - Competitive pricing of products

     - Introduction of new products to the market within the limited time window for OEM design cycles and retail selling seasons

     As the markets for 3Dfx's products continue to develop and competition increases, we anticipate that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins for 3Dfx's products will decline as products mature. Thus, 3Dfx will need to introduce new products to maintain average selling prices and gross margins. To do this, 3Dfx must successfully identify new product opportunities and develop and bring new products to market in a timely manner.

     3Dfx has in the past experienced delays in completing development and introduction of new products. The failure of 3Dfx to successfully develop and introduce new products and achieve market acceptance for such products would materially harm 3Dfx's business.

  3Dfx's Products Have Short Product Life Cycles; 3Dfx Must Successfully Manage Product Transitions

     3Dfx's products have short product life cycles. The life cycles of 3Dfx's graphics chips typically range from six to nine months. A failure by 3Dfx to successfully introduce new products within a given product cycle could materially harm its business for that cycle and possibly for subsequent cycles. Any such failure could also damage 3Dfx's brand name, reputation and relationships with their customers and cause longer term harm to their business.

     The PC market frequently undergoes transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. 3Dfx's products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of such a transition. Otherwise, 3Dfx would likely lose business as well as the opportunity to compete for new design contracts until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could significantly reduce 3Dfx's revenues for a substantial period.

     The success of 3Dfx depends upon continued market acceptance of its existing products, and its ability to continually develop and introduce new products and features and product enhancements to meet changing customer requirements. Each new product cycle presents new opportunities for competitors of 3Dfx to gain market share.

     There are long lead times for certain components used in 3Dfx's products. Therefore, 3Dfx may not be able to quickly reduce its production or inventory levels in response to unexpected shortfalls in sales or, conversely, to increase production in response to unexpected demand. 3Dfx's existing products may not continue to be accepted by their markets and 3Dfx may not be successful in enhancing its existing products or identifying, developing, manufacturing or marketing new products. Delays in developing new products or product enhancements or the failure of such products or product enhancements to gain market acceptance would materially harm 3Dfx's businesses.

  3Dfx Has Significant Customer Concentration

     3Dfx's sales are highly concentrated among a limited number of customers. Revenues derived from sales to Diamond (and its subsidiaries), Creative (and its subsidiaries) and Elitetron accounted for approximately 32%, 26% and 16% of revenues in 1998 and revenues derived from sales to Diamond and Elitetron accounted for approximately 37% and 16% of revenues for 1997. 3Dfx expects that a small number of customers will continue to account for a substantial portion of their revenues for the foreseeable future.

     All of 3Dfx's sales were made pursuant to purchase orders. This lack of long-term commitments, together with the customer concentration noted above, pose a significant risk. If a single customer of 3Dfx cancels an order or ceases to be a customer, 3Dfx's business and financial condition could be materially harmed. In addition, if the merger with STB is consummated, 3Dfx expects to lose several of its current customers. See "Overview" above for a fuller discussion of the effect of the merger on 3Dfx's customer base.

  3Dfx Has Significant Product Concentration

     3Dfx's revenues are dependent on the markets for 3D/2D and 3D media processors for PCs and on 3Dfx's ability to compete in that market. Since 3Dfx has no other products, 3Dfx's business would be materially harmed if it were unsuccessful in selling these media processors.

     3Dfx Depends on Independent Manufacturers and Other Third Parties; 3Dfx Has No Manufacturing Capacity

     3Dfx's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. 3Dfx does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. Taiwan Semiconductor Manufacturing Company, or TSMC, currently manufactures all of 3Dfx's wafers in Taiwan. 3Dfx obtains manufacturing services from TSMC on a purchase order basis. 3Dfx depends on TSMC to:

     - Produce wafers of acceptable quality and with acceptable manufacturing yields

     - Deliver those wafers to 3Dfx and its independent assembly and testing subcontractors on a timely basis

     - Allocate to 3Dfx a portion of their manufacturing capacity sufficient to meet 3Dfx's needs

     3Dfx expects to continue to be dependent upon TSMC in the future.

     3Dfx has no readily available alternative source of supply and it could take several months to establish a strategic relationship with a new manufacturing partner. Therefore, a manufacturing disruption experienced by TSMC would impact the production of 3Dfx's products for a substantial period of time. Additionally, TSMC fabricates wafers for other companies and could choose to prioritize capacity for other uses or reduce or eliminate deliveries to 3Dfx on short notice. Any disruption in 3Dfx's access to TSMC's production capacity would materially harm 3Dfx's business.

     There are many other risks associated with 3Dfx's dependence upon third party manufacturers, including:

     - Reduced control over delivery schedules, quality assurance, manufacturing yields and cost

     - The potential lack of adequate capacity during periods of excess demand

     - Limited warranties on wafers supplied to 3Dfx

     - Potential misappropriation of 3Dfx's intellectual property

     3Dfx's products are packaged and tested by two third party subcontractors on a purchase order basis rather than under a long-term agreement. As a result of its reliance on these subcontractors to assemble and test its products, 3Dfx cannot directly control product delivery schedules. This could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of 3Dfx's products. A significant amount of time is required to qualify assembly and test subcontractors. Therefore, product shipments could be delayed significantly if 3Dfx is required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and testing of 3Dfx's products could materially harm 3Dfx's business.

  Semiconductor Manufacturers Experience Manufacturing Yield Problems

     The fabrication of semiconductors is a complex and precise process that often experiences problems that are difficult to diagnose and time consuming or expensive to solve. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields. These yields reflect the number of good die as a proportion of the total number of die on any particular wafer. Once production yields for a product stabilize, 3Dfx pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that product. Until production yields for a product stabilize, however, 3Dfx must pay an agreed price for wafers regardless of yield. Accordingly, in this latter circumstance, 3Dfx bears the risk of final yield of good die. Poor yields would materially harm 3Dfx's business.

     Semiconductor manufacturing yields are a function of both product design, which is developed largely by 3Dfx, and process technology, which is typically proprietary to the manufacturer. Low yields may result from either design or process technology failure. Thus, yield problems may not be determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process. At that point, resolution of yield problems would require cooperation by and communication between 3Dfx and the manufacturer. The offshore location of 3Dfx's manufacturer compounds this risk because it increases the effort and time required to identify, communicate and resolve manufacturing yield problems. As 3Dfx's relationships with TSMC and any additional manufacturing partners develop, yields could be harmed from difficulties in adapting 3Dfx's technology and product design to the proprietary process technology and design rules of each manufacturer.

     3Dfx's manufacturers may not achieve or maintain acceptable manufacturing yields in the future. Because of 3Dfx's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in 3Dfx's per unit costs and force 3Dfx to allocate its available product supply among its customers. Such an allocation could potentially adversely impact customer relationships as well as revenues and gross profit. Any inability of 3Dfx to achieve planned yields from its manufacturers could materially harm 3Dfx's business, 3Dfx also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, 3Dfx's revenues and gross profit could be materially harmed.

  3Dfx Faces Risks Relating to Intellectual Property

     3Dfx relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. If these efforts are not sufficient to protect 3Dfx's intellectual property, 3Dfx's business may be harmed. Many foreign jurisdictions offer less protection of intellectual property rights than the United States. Therefore, the protection provided to 3Dfx's proprietary technology by the laws of foreign jurisdictions may not be sufficient to protect its technology.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions and it is common in the PC industry for companies to assert intellectual property infringement claims against other companies. Therefore, 3Dfx's products may become the target of infringement claims. If that were to occur, 3Dfx may be required to spend significant time and money to defend its products, redesign its products or develop or license a substitute technology. Any of these events could materially harm 3Dfx's business. Litigation by or against 3Dfx could result in significant expense to 3Dfx and could divert the efforts of 3Dfx's technical and management personnel, regardless of the outcome of such litigation.

  3Dfx's International Operations Are Subject to Certain Risks

     3Dfx relies on foreign third-party manufacturing, assembly and testing operations which are located in Asia. In addition, 3Dfx has significant export sales. These international operations subject 3Dfx to a number of risks associated with conducting business outside of the United States. These risks include:

     - Unexpected changes in legislative or regulatory requirements

     - Delays resulting from difficulty in obtaining export licenses for certain technology

     - Tariffs, quotas and other trade barriers and restrictions

     - Longer accounts receivable payment cycles

     - Difficulties in collecting payment

     - Potentially adverse tax consequences, including repatriation of earnings

     - Burdens of complying with a variety of foreign laws

     - Unfavorable intellectual property laws

     - Political instability

     - Foreign currency fluctuations

     Any of these factors could materially harm the international operations and sales of 3Dfx, and consequently, its business. Recently, the financial markets in Asia have experienced significant turmoil, which could harm 3Dfx's international sales or operations. Currently, all of 3Dfx's product sales and its arrangements with its foundry and assembly and test vendors provide for pricing and payment in U.S. dollars. To date, 3Dfx has not engaged in any currency hedging activities, although 3Dfx may do so in the future. An increase in the value of the U.S. dollar relative to foreign currencies could make 3Dfx's products more expensive and potentially less competitive in foreign markets.

  3Dfx's Stock Prices May Be Volatile

     The trading price of 3Dfx's Common Stock has in the past fluctuated and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including:

     - Quarterly variations in results of operations

     - Announcements of technological innovations or new products by 3Dfx, its customers or competitors

     - Changes in securities analysts' recommendations

     - Earnings estimates for 3Dfx

     - General fluctuations in the stock market

     3Dfx's revenues and results of operations may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of 3Dfx's Common Stock. In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of 3Dfx's common stock.

     In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has been brought against the issuing company. It is possible that similar litigation could be brought against 3Dfx. Such litigation could result in substantial costs and would likely divert management's attention and resources. Any adverse determination in such litigation could also subject 3Dfx to significant liabilities.

  Risks Associated with Year 2000 Compliance

     3Dfx uses a significant number of computer software programs and operating systems in its internal operations. These include applications used in financial business systems and various administration functions, and also software programs in their products. If these software applications are unable to appropriately interpret dates occurring in the upcoming calendar year 2000, some level of modification or replacement of such software may be necessary. 3Dfx believes that all of its existing products are Year 2000 compliant and has conducted or is conducting Year 2000 compliance testing. Despite such belief, 3Dfx's products may not be Year 2000 compliant. If 3Dfx's products fail to perform, including failures due to the onset of calendar year 2000, its business would likely be materially harmed.

     3Dfx is currently evaluating its information technology for Year 2000 compliance. This evaluation includes reviewing what actions are required to make all internally used software systems Year 2000 compliant as well as actions necessary to make 3Dfx less vulnerable to Year 2000 compliance problems associated with third parties' systems. Such measures may not solve all of 3Dfx's Year 2000 problems. Any Year 2000 problems could materially harm 3Dfx's business. In addition, 3Dfx's customers and suppliers may not be year 2000 compliant, which could materially harm 3Dfx's business. See "Year 2000 Compliance" above.

  3Dfx Depends on Third Party Developers and Publishers

     3Dfx believes that the availability of numerous high quality, commercially successful software entertainment titles and applications significantly affects sales of 3D and 3D/2D media processors. 3Dfx depends on third party software developers and publishers to create, produce and market software titles that will operate with 3Dfx's 3D and 3D/2D media processor products. Only a limited number of software developers are capable of creating high quality entertainment software. Competition for these resources is intense and is expected to increase. Therefore, a sufficient number of high quality, commercially successful software titles compatible with 3Dfx's products may not be developed. In addition, the development and marketing of game titles that do not fully demonstrate the technical capabilities of 3Dfx's products could create the impression that 3Dfx's technology offers only marginal performance improvements, if any, over competing products.

     3Dfx's success will be substantially affected by the adoption by software developers of Glide, its proprietary, low-level 3D API. Although 3Dfx's products support game titles developed for most industry standard APIs, 3Dfx believes that Glide currently allows developers to fully exploit the technical capabilities of 3Dfx's 3D and 3D/2D media processor products. Glide competes with APIs developed or expected to be developed by other companies having significantly greater financial resources, marketing power, name recognition and experience than 3Dfx. For example, certain industry standard APIs, such as Microsoft's D3D and SGI's OpenGL, have a much larger installed customer base and a much larger base of existing software titles. Developers may face additional costs to port games developed on other standard APIs to Glide for play on the 3Dfx's architecture. There can be no assurance that Glide will be adopted by a sufficient number of software developers or that developers who have used Glide in the past will continue to do so in the future.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

  (a)(1) Financial Statements

     The following financial statements are filed as part of this Report.

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-1
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-2
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997 and 1996..........................  F-3
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1998, 1997 and 1996......  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................  F-5
Notes to Consolidated Financial Statements..................  F-6

  (a)(2) Financial Statement Schedule

     The following Financial Statement Schedule of 3Dfx is submitted herewith and should be read in conjunction with the Consolidated Financial
     Statements:

     Report of Independent Accountants on Financial
      Statement Schedule....................................  S-2
     Schedule II Valuation and Qualifying Accounts for the
      years ended December 31, 1998, 1997 and 1996..........  S-2

  (a)(3) Exhibits.

    EXHIBIT NO.                           DESCRIPTION
    -----------                           -----------
     2.1(1)       Agreement and Plan of Reorganization by and between the
                  Registrant and STB Systems, Inc. dated as of December 13,
                  1998 and the related Stock Option Agreement and form of
                  Voting Agreement.
     3.1(2)       Restated Articles of Incorporation of the Registrant.
     3.2(7)       Bylaws of the Registrant (as amended October 1998).
     3.3(5)       Certificate of Designation of Rights Preferences and
                  Privileges of Series A Participating Preferred Stock of
                  Registrant.
     4.1(2)       Specimen Common Stock Certificate.
     4.2(5)       Preferred Shares Rights Agreement dated October 30, 1998,
                  between Registrant and BankBoston, N.A., Rights Agent.
    10.1(2)       Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2(6)       1995 Employee Stock Plan and form of Stock Option Agreement thereunder.
    10.3(2)       1997 Director Option Plan and form of Director Stock Option
                  Agreement thereunder.
    10.4(2)       1997 Employee Stock Purchase Plan and forms of agreement
                  thereunder.
    10.5(2)       Lease Agreement dated August 7, 1996 between Registrant and
                  South Bay/Fortran, and Tenant Estoppel Certificate dated
                  March 25, 1997 between Registrant and CarrAmerica Realty
                  Corporation for San Jose, California office.
    10.6(2)       Investors' Rights Agreement dated September 12, 1996,
                  Amendment No. 1 to Investors' Rights Agreement dated
                  November 25, 1996, Amendment No. 2 to Investors' Rights
                  Agreement dated December 18, 1996 and Amendment No. 3 to
                  Investors' Rights Agreement dated March 27, 1997 by and
                  among the Registrant and holders of the Registrant's Series
                  A, Series B and Series Preferred Stock.
    10.7.1(3)     Warrant to purchase shares of Common Stock issued to
                  Creative Labs, Inc.
    10.7.2(2)     Warrant to purchase shares of Series B Preferred Stock
                  issued to MMC/GATX Partnership No. 1.
    10.8(2)       Form of Restricted Stock Purchase Agreement between the
                  Registrant and certain shareholders.
    10.9(2)       Master Equipment Lease Agreement dated January 1, 1996 by
                  and between the Registrant and MMC/GATX Partnership No. 1.
    10.10(2)      Master Equipment Lease dated March 31, 1995 by and between the Registrant and Lighthouse Capital Partners, L.P.

    EXHIBIT NO.                           DESCRIPTION
    -----------                           -----------
    10.11.1(3)    Loan and Security Agreement dated August 19, 1996 by and
                  between the Registrant and Silicon Valley Bank.
    10.11.2(3)    Loan Modification Agreement dated as of August 18, 1997 by and between the Registrant and Silicon Valley Bank.
    10.11.3(3)    Second Amendment and Limited Waiver to Loan and Security
                  Agreement dated as of December 9, 1997 by and between the
                  Registrant and Silicon Valley Bank.
    10.12.1(2)    Change of Control Letter Agreement between the Registrant
                  and L. Gregory Ballard.
    10.12.2(2)    Change of Control Letter Agreement between the Registrant
                  and Karl Chicca.
    10.12.3(2)    Change of Control Letter Agreement between the Registrant
                  and Scott D. Sellers.
    10.12.4(2)    Change of Control Letter Agreement between the Registrant
                  and Gary Tarolli.
    10.13.+(4)    Software License and Co-marketing Agreement made as of June,
                  1997 by and between Electronic Arts, Inc. and the
                  Registrant.
    10.14(4)      Master Equipment Lease dated July 1, 1997 by and between the
                  Registrant and Pentech Financial Services, Inc.
    10.15(3)      Lease Agreement dated as of January 6, 1998 by and between the Registrant and GEOMAX.
    10.16(3)      Separation Agreement dated as of October 12, 1997 by and
                  between the Registrant and Gary P. Martin.
    10.17(3)      1997 Supplementary Stock Option Plan and Form of Stock
                  Option Agreement thereunder.
    21.1(7)       Subsidiaries of the Registrant.
    23.1          Consent of PricewaterhouseCoopers LLP, Independent
                  Accountants.
    24.1(7)       Power of Attorney.
    27.1(7)       Financial Data Schedule.

---------------
 + Confidential treatment has been granted for portions of this agreement. Omitted portions have been filed separately with the Commission.

(1) Incorporated by reference to Schedule 13D filed by STB Systems, Inc. dated December 23, 1998 with respect to the Registrant.

(2) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-25365) which was declared effective on June 25, 1997.

(3) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-46119) which was declared effective March 5, 1998.

(4) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

(5) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form 8-A which was filed with the Commission on November 9, 1998.

(6) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1998.

(7) Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amendment No. 1 to its Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 1999                3DFX INTERACTIVE, INC.

                                       By:      /s/ L. GREGORY BALLARD
                                         ---------------------------------------
                                         L. Gregory Ballard, President and
                                         Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED:

                      SIGNATURE                                      TITLE                       DATE
                      ---------                                      -----                       ----

/s/ L. GREGORY BALLARD                                 President, Chief Executive Officer  February 25, 1999
-----------------------------------------------------  and Director (Principal Executive
(L. Gregory Ballard)                                   Officer)

/s/ DAVID ZACARIAS                                     Vice President, Administration and  February 25, 1999
-----------------------------------------------------  Chief Financial Officer (Principal
(David Zacarias)                                       Financial and Accounting Officer)

/s/ GORDON A. CAMPBELL*                                Chairman of the Board               February 25, 1999
-----------------------------------------------------
(Gordon A. Campbell)

/s/ ALEX LEUPP*                                        Director                            February 25, 1999
-----------------------------------------------------
(Alex Leupp)

/s/ SCOTT D. SELLERS*                                  Director                            February 25, 1999
-----------------------------------------------------
(Scott D. Sellers)

/s/ ANTHONY SUN*                                       Director                            February 25, 1999
-----------------------------------------------------
(Anthony Sun)

/s/ JAMES WHIMS*                                       Director                            February 25, 1999
-----------------------------------------------------
(James Whims)

/s/ PHILIP M. YOUNG*                                   Director                            February 25, 1999
-----------------------------------------------------
(Philip M. Young)

               *By: /s/ DAVID ZACARIAS
  ------------------------------------------------
                  (David Zacarias)
                  Attorney-in-Fact

                                                                      APPENDIX L


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                    FORM 8-K


                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             3DFX INTERACTIVE, INC.
            --------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             CALIFORNIA                                         77-0390421
----------------------------------------                   ---------------------
(State of incorporation or organization)                       (IRS Employer
                                                             Identification No.)


         4435 Fortran Drive
         San Jose, California                                    95134
----------------------------------------                      -----------
(Address of principal executive offices)                       (Zip Code)

                                 (408) 935-4400
                             ----------------------
              (Registrant's telephone number, including area code)

Item 8. Change in Fiscal Year.

The Registrant is currently operating on a fiscal year ending December 31 ("December Fiscal Year"). On March 29, 1999, the Board of Directors of the Registrant determined that it would be in the best interests of the Registrant and its Shareholders to change its fiscal year from a December Fiscal Year to a year beginning on February 1 and ending on January 31 ("January Fiscal Year"), beginning on February 1, 1999. In connection with this change in fiscal year, the Registrant will file with the Securities and Exchange Commission a quarterly report on Form 10-Q covering the first fiscal quarter of the January Fiscal Year, which report shall also include information on the transition period from January 1, 1999 (the day after the fiscal year ended December 31, 1998) to January 31, 1999.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      3DFX INTERACTIVE, INC.
                                      (Registrant)

                                      /s/ DAVID ZACARIAS
                                      -----------------------------------------
                                      David Zacarias
                                      Vice President, Administration and
                                      Chief Financial Officer
                                      (Principal Financial and
                                      Accounting Officer)

Dated: March 29, 1999

                                                                      APPENDIX M
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM 10-K
                                 ---------------

(MARK ONE)

  /X/    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 1998
                                       OR

  / /    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 0-25540

                               STB SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

                   TEXAS                               75-1855896
      (State or other jurisdiction of               (I.R.S. Employer
       incorporation or organization)              Identification No.)

           3400 WATERVIEW PARKWAY                         75080
             RICHARDSON, TEXAS                         (Zip Code)
  (Address of principal executive offices)

       Registrant's telephone number, including area code: (972) 234-8750

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

          SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    Common Stock, par value $0.01 per share
                                (Title of class)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

    The aggregate market value on January 20, 1999 of the voting and non-voting common equity held by non-affiliates of the registrant was $91,444,815.

    Number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of January 20, 1999: 12,606,787.

                      DOCUMENTS INCORPORATED BY REFERENCE

    None.


================================================================================

                                     PART I

ITEM 1. BUSINESS.

    UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "STB," "WE" OR "US" WHEN USED IN THIS REPORT REFERS TO STB SYSTEMS, INC., A TEXAS CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES AND PRIOR AFFILIATES. THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN OR CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH UNDER "RISK FACTORS" BELOW.

INTRODUCTION

    We design, manufacture and sell multimedia subsystems and specialized technology products, primarily for use in desktop personal computers ("PCs"). These products supplement a PC's central processing unit (the "CPU") to enhance multimedia performance and to accelerate the computationally intensive operations and processing requirements necessary to perform advanced multimedia applications. We focus primarily on the sale of products to major original equipment manufacturers ("OEMs"), and work closely with our component suppliers and OEM customers to develop products that are responsive to technological trends and consumer demand. We manufacture substantially all of our products at our ISO 9002 certified facility in Juarez, Mexico. We believe that this enables us to respond more quickly to changing customer needs, to maintain product quality and to achieve economies of scale.

    Our multimedia subsystem product line includes a wide selection of multimedia accelerator subsystems (also referred to as "graphics add-in cards" or "graphics boards") designed primarily for use in mid to high-end PCs. Our multimedia accelerator subsystems enable users to take advantage of true-color graphics, 3D and other video features found in the latest PC operating systems (such as Microsoft Windows 98 and Windows NT) and in multimedia applications. We sell our multimedia subsystem products to major OEMs and, to a lesser extent, to commercial customers, such as retailers, distributors and direct-mail companies. We are broadening our relationships with OEMs beyond the sale of multimedia accelerator subsystems to include the sale of other complementary multimedia subsystems, such as DVD decoder subsystems and PC/TV convergence subsystems. Sales of multimedia subsystems to OEMs represented approximately 80% of our total net sales for the fiscal year ended October 31, 1998. Our OEM and commercial customers include Gateway, Inc. ("Gateway"), Dell Computer Corporation ("Dell"), Compaq Computer Corporation ("Compaq"), International Business Machines Corporation ("IBM"), Best Buy Co., Inc. ("Best Buy"), CompUSA Inc. ("CompUSA"), Tech Data Corporation and Ingram Micro, Inc.

    Our specialized technology products include products designed to enable a single computer to control the display of up to 32 monitors and a line of multi-channeled digital video products. These products apply proprietary software and hardware designs to industry standard components to deliver solutions tailored to customers' needs. We sell our specialized technology products primarily to resellers, OEM workstation groups and corporate customers for specialized applications in the financial services, hospitality, factory automation, cable television distribution, transportation and emergency response industries. Customers for our specialized technology products include Reuters Limited, Compaq and LodgeNet Entertainment Corporation.

PROPOSED 3Dfx MERGER

    GENERAL. On December 13, 1998, we entered into a Merger Agreement (the "3Dfx Merger Agreement") with 3Dfx Interactive, Inc., a California corporation ("3Dfx"). The 3Dfx Merger Agreement provides for the merger of a newly formed, wholly-owned subsidiary of 3Dfx with and into STB (the "3Dfx Merger"). STB will be the surviving corporation of the 3Dfx Merger and, upon consummation of the 3Dfx Merger, will become a wholly-owned subsidiary of 3Dfx. In the event that the 3Dfx Merger is consummated, the combination of 3Dfx's and STB's operations will result in many significant changes in our business.

    EFFECTIVE TIME OF THE 3Dfx MERGER. The 3Dfx Merger will become effective upon the filing of the executed Articles of Merger with the Secretary of State of Texas (the "Effective Time"). The 3Dfx Merger

Agreement provides that the parties thereto will cause the Articles of Merger to be filed as soon as practicable after the occurrence of the following events:

    - The 3Dfx shareholders have approved the 3Dfx Merger, the 3Dfx Merger Agreement and issuance of 3Dfx Common Stock pursuant to the 3Dfx Merger Agreement

    - Our shareholders have approved and adopted the 3Dfx Merger Agreement and approved the 3Dfx Merger

    - The parties obtain all required regulatory approvals, take all required actions and satisfy or waive all other conditions to the consummation of the 3Dfx Merger

We cannot guarantee that these conditions precedent to the 3Dfx Merger will be satisfied. Moreover, the 3Dfx Merger Agreement may be terminated by either 3Dfx or STB under various conditions specified in the 3Dfx Merger Agreement. Therefore, there can be no assurance as to whether or when the 3Dfx Merger will become effective.

    CONVERSION OF SECURITIES. In the event of the consummation of the 3Dfx Merger, each outstanding share of STB Common Stock will automatically be converted into 0.65 of a share of 3Dfx Common Stock (the "Exchange Ratio"). No fractional shares of 3Dfx Common Stock will be issued in the 3Dfx Merger. Pursuant to the 3Dfx Merger Agreement, each STB shareholder who would otherwise be entitled to receive a fraction of a share of 3Dfx Common Stock will receive from 3Dfx an amount of cash equal to the per share market value of 3Dfx Common Stock multiplied by the fraction of a share of 3Dfx Common Stock to which such shareholder would otherwise be entitled. Under the 3Dfx Merger Agreement, the per share market value of 3Dfx Common Stock will be based on the closing price of a share of 3Dfx Common Stock as reported on the Nasdaq National Market ("Nasdaq") on the last full trading day prior to the Effective Time. Based upon the number of shares of 3Dfx Common Stock and STB Common Stock outstanding at December 31, 1998, an aggregate of approximately 8,193,827 shares of 3Dfx Common Stock would be issued in connection with the 3Dfx Merger. This amount represents approximately 34.3% of the total number of shares of 3Dfx Common Stock outstanding after giving effect to such issuance (excluding shares issuable upon the exercise of options or warrants). In addition, pursuant to the 3Dfx Merger Agreement, certain outstanding options to purchase shares of STB Common Stock, as well as a warrant to purchase shares of STB Common Stock, will be converted into options and a warrant to purchase 65% of as many shares of 3Dfx Common Stock at a correspondingly adjusted exercise price.

    The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of either 3Dfx Common Stock or the STB Common Stock. In the event that the market price of 3Dfx Common Stock decreases or increases prior to the Effective Time, the value at the Effective Time of 3Dfx Common Stock to be received by STB shareholders in the 3Dfx Merger would correspondingly decrease or increase. We can give no assurance as to the market prices of 3Dfx Common Stock or STB Common Stock at any time before the Effective Time or as to the market price of 3Dfx Common Stock at any time thereafter.

    OTHER AGREEMENTS EXECUTED WITH THE 3Dfx MERGER AGREEMENT. Concurrently with the signing of the 3Dfx Merger Agreement, STB and 3Dfx entered into the STB Stock Option Agreement, pursuant to which STB granted 3Dfx the right to purchase up to 1,890,883 shares of STB Common Stock (representing 15.0% of the outstanding shares of STB Common Stock as of December 31, 1998 on an undiluted basis) at an exercise price of $5.78 per share. The option can be exercised only if a person or group acquires beneficial ownership, or the right to acquire beneficial ownership, of more than 20% of the outstanding STB Common Stock, any person shall have made a tender offer or exchange for at least 20% of the outstanding STB Common Stock, or STB shall have entered into an agreement relating to liquidation, dissolution, recapitalization, merger, consolidation or acquisition. In certain circumstances, 3Dfx may, in lieu of exercising the option described above, require that STB pay to 3Dfx a cancellation fee. In connection with the execution of the 3Dfx Merger Agreement, all executive officers and directors and certain affiliated shareholders of STB, who beneficially owned approximately 12.1% of the outstanding shares of STB Common Stock (excluding shares subject to options) as of December 31, 1998, have agreed with 3Dfx that they will vote their shares of STB Common Stock (i) in favor of approval of the 3Dfx Merger Agreement, the 3Dfx Merger and any matter that could reasonably be expected to facilitate the 3Dfx Merger and (ii) against approval of any proposal opposing or competing against the 3Dfx Merger. Also, all executive officers and directors and certain affiliated shareholders of 3Dfx who beneficially owned, in the aggregate, approximately 13.3% of the outstanding shares of 3Dfx Common Stock (excluding shares subject to options) as of December 31, 1998, have agreed with STB that they will vote their shares of 3Dfx Common Stock in favor of the 3Dfx Merger Agreement, the 3Dfx Merger, the issuance of 3Dfx Common Stock pursuant to the 3Dfx Merger and any matter that could reasonably be expected to facilitate the 3Dfx Merger.

INDUSTRY

    According to Dataquest, an estimated 97.3 million PCs were shipped worldwide in 1998, compared to 83.1 million units in 1997 and 70.9 million units in 1996. A substantial portion of the PCs shipped in recent periods incorporate high performance Intel Pentium, Pentium Pro and Pentium II processors and support multimedia functionality. Typical multimedia functions include CD-ROM storage and playback, high-resolution graphics, digital video and audio and, in most systems, hardware 3D acceleration and telecommunications. The evolution of these multimedia-enabled PCs has been driven by the proliferation of high performance hardware, advanced operating systems, the popularity of the Internet and the growth in the number of consumer and business applications featuring advanced graphics, video and sound.

    The PC market continually demands more sophisticated multimedia products as new technologies evolve and enter the mainstream. Intel's incorporation of the MMX extended instruction set in microprocessors, as well as our support of the Accelerated Graphics Port ("AGP"), reflects the demand for higher CPU multimedia functionality and better integration between the CPU and the multimedia subsystem. These architectural enhancements, in combination with evolving digital standards such as MPEG-2 decompression, Dolby Digital audio and DVD storage, are establishing the PC as the enabling platform for digital television, video teleconferencing and other emerging multimedia capabilities.

    Multimedia applications typically place substantial processing demands on a CPU, often degrading system performance. Offloading the computationally intensive multimedia processing functions to specialized graphics and other multimedia subsystems can reduce the processing burden on the CPU by allowing the CPU to address other functions. This improves the PC's overall performance. Multimedia processing functions can be offloaded either by placing subsystems on the motherboard or by using add-in subsystems. Motherboard implementations typically cost less than add-in subsystems. However, most motherboards currently provide lower levels of functionality and performance than multimedia subsystems. Add-in subsystems, while more expensive, generally support higher levels of functionality and provide a higher degree of flexibility in PC configuration, because PC manufacturers can stabilize their motherboard configurations and add multimedia subsystems that suit end-user demands. Consequently, PC manufacturers can integrate new technologies into their product lines more rapidly and meet a range of price and performance requirements.

    Historically, PC manufacturers introduced more powerful PCs at relatively constant prices. Recently, PC manufacturers have introduced PCs at lower price points, in particular below $1,000. OEMs meet some of the cost requirements for the lower cost PC market by reducing the complexity of their products. To this end, OEMs have begun to integrate functionality previously provided by separate subsystems, including multimedia subsystems, onto their motherboards.

    The accelerating pace of technological advancement and the demand by consumers for more functionality have required OEMs to deliver technological innovation to the market more quickly. As a result, PC manufacturers must frequently introduce new PC models to the market. Accelerating time-to-market demands have made it more difficult for OEMs to devote the resources necessary for the timely internal development of multimedia subsystems incorporating the latest innovations. In addition, many OEMs are expanding their product lines in response to consumer demand for a broader range of price and performance options. As a result, many OEMs outsource their multimedia subsystem development needs to those suppliers able to meet their time-to-market and performance requirements with high quality, cost-effective solutions.

OUR SOLUTION

    We deliver innovative multimedia subsystems and specialized technology products to our customers. We design our multimedia subsystems and specialized technology products to meet increasing performance requirements at cost-effective prices and on a timely basis. By working closely with component suppliers and OEM customers, we can develop innovative products that respond to product development trends and consumer demands. As OEM customers communicate desired features for next generation products, we use our close supplier relationships and our technical and marketing expertise to determine the most appropriate components to meet required price and performance specifications. By maintaining direct control over production, we believe that we can respond more quickly to changing customer needs and better control quality and costs. We also believe that our strong relationships with our suppliers and our OEM customers, coupled with our software and hardware design expertise and our in-house manufacturing capabilities, give our customers a time-to-market advantage over competing solutions.

STRATEGY

    Our goal is to become the leading supplier of multimedia accelerator subsystems and certain other multimedia subsystems for PCs. The major elements of our strategy include:

    - CONTINUED FOCUS ON OEM CUSTOMERS AND OEM SALES CHANNEL. We focus on our OEM customers, and, in particular, on several of the largest OEMs. As a result, we have experienced significant increases both in net sales within this channel and in the proportion of net sales within this channel during the past several years. During fiscal year 1998, approximately 80% of our net sales were realized through our OEM channel, with Gateway, Dell and Compaq accounting for 39%, 31% and 5% of net sales, respectively. By developing and maintaining close relationships with leading OEMs, we believe that we can better anticipate the demands of our OEM customers, understand market trends and accelerate product development to address the requirements of our customers.

    - CONTINUED FOCUS ON MULTIMEDIA ACCELERATOR SUBSYSTEM MARKET AND OTHER EMERGING MULTIMEDIA OPPORTUNITIES. We intend to continue to focus our efforts on the multimedia accelerator subsystem market, where we have consistently demonstrated our ability to introduce multimedia accelerator subsystems designed to satisfy rapidly evolving and increasingly demanding performance standards. We also intend to leverage our strong relationships with our suppliers and our OEM customers, our software and hardware expertise, and our in-house manufacturing capabilities to become the provider of choice to OEMs for other multimedia subsystem products, such as DVD decoder subsystems and PC/TV convergence products.

    - VALUE-ADDED ENGINEERING EXPERTISE. Our experienced software and hardware engineers provide us with industry-leading design expertise. We intend to apply this engineering expertise to respond more quickly to customer requirements, to anticipate trends and advances in our industry and to expand our product line to take advantage of new technology applications. During the past several years, our products have won industry awards from numerous publications, including PC MAGAZINE, PC WORLD, WINDOWS MAGAZINE, PC PROFESSIONAL and PC COMPUTING, as well as a number of major technology websites.

    - CONTROL OF MANUFACTURING. We believe that we are the only major independent supplier of multimedia accelerator subsystems that manufactures all of its own products. We believe that operating our own manufacturing facility that incorporates automated SMT in Juarez, Mexico enables us to maintain lower manufacturing costs, to meet expedited customer delivery schedules, to adjust quickly to changes in product orders, to achieve shorter production cycles and to accommodate modified or unusual design specifications. We also believe that operating our own manufacturing facility ensures product quality and reliability.

    - SELECTIVE PURSUIT OF ADDITIONAL SALES CHANNELS. In addition to expanding our OEM sales channel, we intend to continue our efforts to further penetrate the commercial market. We believe that our experience in meeting the standards that our OEM customers demand better positions us to provide competitive products in the commercial market. We also believe that increased awareness of the STB brand name, due in part to our penetration into the OEM sales channel, has strengthened our position in the commercial market. We continue to seek to leverage the expertise that we have acquired by developing and manufacturing multimedia subsystem products in order to develop and manufacture our specialized technology products. While we believe that we are already one of the world's largest suppliers of specialized technology products, we intend to continue marketing these products both to current customers and to new customers in the same and other targeted industries.

PRODUCTS

    We divide our products into two categories: multimedia subsystem products and specialized technology products. From our entry-level to our most sophisticated products, we offer our customers products that enhance the graphics, video and audio capabilities for an increasingly broad range of PC configurations and applications.

MULTIMEDIA SUBSYSTEM PRODUCTS

    Our multimedia subsystem products include a full range of multimedia accelerator subsystems at various price points, as well as other multimedia subsystem products.

    MULTIMEDIA ACCELERATOR SUBSYSTEMS. Substantially all of our multimedia accelerator subsystems can display full-motion video images and provide accelerated 3D graphics on a PC. A typical multimedia accelerator subsystem consists of a printed circuit board configured with a graphics controller chip, memory chips and software drivers and utilities. We believe that optimal graphics enhancement and video display require custom software and hardware designs that maximize the performance and features of a PC system. We distinguish our products from those of our competitors through our proprietary software drivers and utilities and through the hardware design of our multimedia accelerator subsystems. STB supports various chipsets, with a consistent interface that supports multiple languages, including English, German, French, Dutch, Polish, Japanese, Italian and Spanish, and enhances the performance of a multimedia accelerator subsystem.

    The performance of our multimedia accelerator subsystem product line varies based on display speed, resolution, color depth and 2D/3D capability. The graphics controller chip and software driver largely determine the display speed of a multimedia accelerator subsystem. The amount of display memory primarily determines display resolution and color depth. We offer a wide array of multimedia accelerator subsystems that are compatible with the bus architectures prevalent in today's market.

    By offering a complete line of multimedia accelerator subsystems, we can better establish and build relationships with OEMs. We currently offer multimedia accelerator subsystem products targeted at PC enthusiasts and users requiring high performance. The top of our enthusiast product line is the Velocity 4400, which has 16MB of Synchronous Dynamic RAM ("SDRAM") and incorporates the nVidia RIVA TNT graphics controller chip. We also offer other products based on 3Dfx graphics controller chips. The Black Magic product, which uses the 3Dfx Voodoo2 chipset, is a 3D-only product intended to optimize the performance of video games on the PC. Another 3Dfx product is the Lightspeed 3300, which uses the 3Dfx


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Banshee graphics controller chip. For fiscal year 1998, substantially all of the multimedia accelerator subsystems shipped by us possessed hardware-assisted 3D capability.

    OTHER MULTIMEDIA SUBSYSTEM PRODUCTS. In addition to multimedia accelerator subsystems, we offer complementary multimedia subsystem products that incorporate various emerging technologies.

    - DVD DECODER SUBSYSTEMS. We continue to ship to OEMs products designed to enable the use of DVD drives in PCs. The DVD is a 5 1/4-inch diameter disk that looks almost identical to the CD-ROM. However, due to advances in recording technology, the capacity for the DVD exceeds 4,770 megabytes, as compared to 680 megabytes on the CD-ROM. Full motion video and audio data that is recorded on the DVD is compressed using the MPEG-2 standard, and the audio data is digital data using Dolby Digital processing. This video and audio data must be processed as it goes from the DVD drive to the PC memory. Our DVD decoder subsystem processes this data. Several of our multimedia accelerator subsystems provide DVD decoding capability in addition to 3D graphics. Because DVD drives can read current CD-ROMs, DVD's began replacing CD-ROMs in 1998. Industry analyst International Data Corporation ("IDC") predicts that the DVD will gain market share relative to the CD-ROM over the coming years. According to IDC, approximately 2.3 million DVD drives were sold into the PC market in 1997 and approximately
      83.8 million units will be sold into the PC market in the year 2000.

    - PC/TV CONVERGENCE SUBSYSTEMS. Our PC/TV convergence subsystems can receive analog television broadcasts or cable transmissions and produce a full-motion television display on a PC monitor. These products also allow users to access Intel Intercast, which broadcasts within an analog television transmission signal and provides Internet-like information to supplement television programs. We sell our PC/TV Convergence subsystems through our OEM channel and through commercial retailers such as Best Buy and CompUSA. Our television tuner products are used in systems sold by Gateway, Dell and Micron.

    We anticipate that our multimedia subsystem product line will continue to evolve based upon our assessment of strategic multimedia opportunities and the continuing demand for new generations of video solutions from OEMs and end-users. Our multimedia subsystem products tend to have relatively short life cycles, reflecting the dynamic nature of technological development within the PC industry. Historically, OEMs have introduced new system configurations as often as twice a year, and we must design, develop, manufacture and deliver our new products to comply with OEMs' schedules. The life cycle for a multimedia accelerator subsystem typically runs six to nine months (plus a few additional months of sales for certain products in the commercial market). See "--Risk Factors--STB's Products Have Short Product Life Cycles; STB Must Successfully Manage Product Transitions."


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    Our current major multimedia accelerator subsystems and other multimedia subsystem products include the following:

PRODUCT NAME                                                 DESCRIPTION                                  STATUS
------------------------------  ----------------------------------------------------------------------  ----------

                                           PROFESSIONAL 3D ACCELERATORS

Velocity 4400 AGP.............  Entry level professional 3D accelerator based on the nVidia RIVA TNT     Shipping
                                  graphics accelerator with 16MB SDRAM

Glyder TX Gold................  High performance professional 3D accelerator subsystem utilizing the      Mature
                                  3Dlabs Glint TX graphics processor

Glyder MX.....................  Professional 3D accelerator subsystem based on 3Dlabs GLINT MX            Mature
                                  accelerator with 8MB VRAM and up to 32MB DRAM

                                          PERFORMANCE 2D/3D ACCELERATORS

Velocity 4400 PCI/AGP.........  High performance graphics accelerator based on the nVidia RIVA TNT       Shipping
                                  high performance 2D/3D graphics accelerator. Available with 8MB or
                                  16MB of SDRAM and TV-Out

Velocity 128 PCI/AGP..........  Upper mid-range performance graphics accelerator based on the nVidia     Shipping
                                  RIVA 128 architecture utilizing 4MB or 8MB of SGRAM/SDRAM

BlackMagic 3D.................  Enthusiast level 3D accelerator based on the 3Dfx Voodoo2 3D graphics    Shipping
                                  chipset. Available with 12MB of high speed EDO DRAM

Nitro 3D......................  Entry level graphics accelerator based on the S3 ViRGE/GX graphics       Shipping
                                  chipset utilizing 4MB of SDRAM

Nitro 64 Video................  Cirrus Logic CL5446 accelerator with 2MB EDO DRAM                         Mature

Powergraph 64 Video...........  Entry level accelerator based on the S3 Trio64V2                          Mature

                                              DVD DECODER SUBSYSTEMS

DVD Theater...................  An all hardware DVD/MPEG-2 solution using an IBM Microelectronics MPEG   Shipping
                                  decoder chip

Impact DVD....................  Hybrid DVD/MPEG-2 decoder based on the Chromatic Research Mpact 2        Shipping
                                  media processor

                                           PC/TV CONVERGENCE SUBSYSTEMS

Desktop TV....................  Leading edge convergence subsystem enabling TV and stereo FM decoding    Shipping
                                  on a PC platform. The product supports Web TV broadcasts and VBI data decode

SPECIALIZED TECHNOLOGY PRODUCTS

    Our specialized technology products apply proprietary software and hardware designs to industry standard components to deliver tailored solutions for specific problems. These specialized technology products typically have significantly lower unit sales volumes but relatively higher unit prices and gross profit margins than our multimedia subsystem products. We sell our specialized technology products primarily to resellers, OEM workstation groups and corporate customers in a number of industries, including financial services, hospitality, factory automation, cable television distribution, transportation and emergency response industries. Our specialized technology products include products designed to


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
enable a single computer to control the display of up to 32 monitors and a line of multi-channeled digital video products.

    We offer two families of multi-monitor multimedia accelerator subsystem products. The resolution of the monitors with which they are designed to be used distinguishes these two families. The MVP family of products uses high-resolution monitors, while the Channel family uses low-resolution, television-type monitors. Importantly, we incorporate our "virtual screen" software driver and our Mediator utility into the MVP family of products. Our "virtual screen" software driver enables multiple monitors to act as a single screen, displaying numerous "windows" of information through only one computer. Our Mediator utility enables the user to control the placement of applications on the available displays. Several financial institutions presently employ this capability in their trading rooms, where large amounts of information must be continuously available to traders. We have made several technological advances to our existing MVP product line, including the introduction of full motion digital video scalers, live video/TV tuner input ports (based on the PCI bus standard) and new video graphics drivers and utilities. Our Channel products are used in applications, such as airport arrival and departure displays, where lower cost and larger display size are more important than clarity of display. Hotel room televisions also use our Channel products to facilitate the selection of on-demand programming.

    We also recently introduced several specialized technology products incorporating digital video features that meet the MPEG-2 decompression standard. In some cases, these products incorporate a multimedia accelerator subsystem. Those specialized technology products processing multi-monitor control capability enable applications, such as video-on-demand, by storing video data for viewing at a later time and by receiving MPEG-2 encoded material over direct broadcast satellite or advanced technology cable. We cannot be assured, however, that such products can be produced in profitable quantities, if at all. See "--Risk Factors--Risks From STB's Entry into New Product Markets."

    Listed below are the principal industries and applications for our specialized technology products:

INDUSTRY                                                               APPLICATION
-------------------------------------  ---------------------------------------------------------------------------

Financial services...................  Support of simultaneous display of multiple data sources on multiple monitors from a single PC for use by financial traders

Hospitality..........................  Control of display on hotel room televisions to allow guests to view movie choices, review bill prior to checking out and obtain other information

Factory automation...................  Dual-monitor graphical man-machine interface for factory machinery

Cable television distribution........  Video servers and local advertising insertions

Transportation.......................  Flight arrival and departure information

Emergency response...................  "911" emergency call center displays to allow the operator to follow multiple calls simultaneously, plus view a map of the emergency location on a separate monitor

    On occasion, we also provide contract assembly services for third parties. Such contract assembly services add incrementally to gross profit and contribute to the absorption of overhead by utilizing manufacturing capacity. Revenues from contract assembly services constituted approximately 1% of our net sales in fiscal year 1998.

DESIGN AND DEVELOPMENT

    Meeting the performance requirements of OEM customers and reinforcing our competitive position in other sales channels requires the timely development and introduction of new products. We work closely with our suppliers and OEM customers to develop new products that satisfy their specific product


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requirements. Our software and hardware engineers design, develop and test the new product prototypes, selecting the most appropriate graphics controller chips, memory chips and other components for our products. Our design and development personnel enable us to repeatedly deliver the latest technologies to the OEM market.

    In order to achieve customer acceptance for our products, our compatibility lab ensures that our products can function properly in a variety of PC system configurations and with popular commercial application software and operating systems. Our compatibility lab also compares the test performance of our products against that of competitors' products. We submit most of our products for compatibility and performance testing to Microsoft's WHQL. While WHQL certification may require several weeks to complete, it entitles us to claim that a particular product is "Designed for Microsoft Windows." Our OEM customers typically require our products to be "Designed for Microsoft Windows" prior to making volume purchases. We also send product prototypes to OEM customers for performance and compatibility testing and to the Federal Communications Commission (the "FCC") and the Cenelec branch of the European Economic Community (the "EEC") for "CE Certification." See "--Government Regulations." After any necessary modifications are made to a product, we release it for production.

    We believe that the strength of our engineering resources is critical to our competitiveness. We have substantially increased our engineering and technical resources, so that, as of December 31, 1998, we had a total engineering staff of 101, including 18 hardware engineers and 51 software engineers. We have also established software engineering centers in Eugene, Oregon; Belfast, Northern Ireland; and Austin, Texas. Our engineering resources are critical to our strength in responding quickly to customer requirements, anticipating trends and advances in our industry and expanding our product line to access new technologies and applications. See "--Products" and "--Risk Factors--Risks Related to the 3Dfx Merger."

    We have won numerous awards from recognized industry magazines, including PC WORLD, PC COMPUTING, WINDOWS MAGAZINE, COMPUTER GAMING WORLD and others. Our Velocity 4400 product was introduced in late 1998 to wide critical acclaim, first from major technology websites and then from computer trade publications. The Velocity 4400 received a 4 1/2 star rating from GAMESPOT (www.gamespot.com), 4 1/2 stars from COMPUTER GAMES ONLINE (www.cdmag.com), the "Seal of Approval" from PC MULTIMEDIA AND ENTERTAINMENT MAGAZINE (www.pcme.com) and the TWEAK3D (www.tweak3d.com) Gold Medal in September and October of 1998. In November 1998 Velocity 4400 was nominated for the PC COMPUTING MVP Award for best product of its class for 1998. The Velocity 128 dominated the graphics card reviews in 1998, winning over 70 awards from computer trade magazines and websites. The Velocity 128 won the PC MAGAZINE Editor's Choice Award, the PC COMPUTING MVP award for best product of its class for 1997, PC WORLD World Class Award for best product of its class in 1998, GAME DEVELOPER MAGAZINE Front Line Award for best product of its class in 1998, PC GAMES Hall of Fame, to name a few.

SUPPLIERS

    We believe our close relationships with our component suppliers are essential to producing low-cost, innovative products and maintaining short design-to-market cycles. Our primary products, multimedia accelerator subsystems, are printed circuit boards that contain a number of components, including a graphics controller chip, memory chips, logic chips, capacitors and resistors. The graphics controller chip, which regulates the information that is displayed on the PC monitor, and the memory chip, which stores graphics information for display, constitute the most important components in determining the functions and manufacturing cost of a multimedia accelerator. Our other multimedia subsystem products generally contain components comparable to those found on our multimedia accelerator subsystem but with different types of controller chips.

    During fiscal year 1998, we purchased controller chips directly from a number of suppliers, including nVidia Corporation ("nVidia"), S3, Incorporated ("S3"), 3Dfx Interactive, Inc., Cirrus Logic, Inc. and 3Dlabs. nVIDIA's controller chips were incorporated into STB products representing 63.9% of our total


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net sales in fiscal year 1998. If the proposed 3Dfx Merger is consummated, most of our products will thereafter incorporate 3Dfx controller chips. Controller chips typically include related software drivers, which our software engineers often enhance for use in our products. In addition to controller chips and their related software drivers, we obtain several other components that are used in our products from single or limited sources. However, we have no guaranteed supply arrangements with any of our suppliers, and there can be no assurance that current suppliers will be able to meet our requirements. While we believe that we could obtain most of our single and limited source components from other sources, we would probably be required to pay significantly more for such products, to alter product designs to use alternative products or to reduce or delay our production of related products. In the past, we have experienced difficulty meeting our own scheduled shipment dates to customers as a result of delays in the delivery of components, lack of available components or the lack of compatible software drivers from component vendors. Such difficulties are likely to recur. See "--Risk Factors STB Depends on Suppliers."

    We purchase memory chips from a number of manufacturers, including Samsung Electronics Co., Ltd., Micron Semiconductor Products, Mosel Vitelic, Fujitsu Microelectronics, Toshiba Corporation and IBM. Memory chips cost less if purchased directly from the manufacturer, but manufacturers sometimes do not produce sufficient quantities of memory chips to satisfy market demand. In times of restricted supply of memory chips, manufacturers have in the past, and may in the future, allocate the sale of their memory chips to customers based upon factors such as purchase volume and customer creditworthiness. Our ability to purchase memory chips from distributors, and possibly on the spot market, provides an alternative, but more costly, source of supply if we cannot obtain the memory chips we need from memory chip manufacturers. See "--Risk Factors--STB Depends on Suppliers."

    Our unit component costs tend to be volatile, and a significant increase or decrease in unit component costs may have a significant effect on our results of operations. We may, however, experience component cost increases in the future. Any such increases could have a negative effect upon gross profit margins and gross profits. See "--Risk Factors--STB Depends on Suppliers."

MANUFACTURING

    We consider our ability to manufacture high quality products at a low cost to be critical to our competitiveness. We began manufacturing at our ISO 9002 certified facility in Juarez, Mexico in 1988 and presently conduct substantially all of our manufacturing operations there. We believe that by operating our own manufacturing facility, we can respond more quickly to changing customer needs and better control product quality and cost. By leasing a manufacturing facility in Juarez, Mexico, we benefit from low labor and shipping costs, as well as proximity to our headquarters in Richardson, Texas. We have increased our manufacturing capacity in Mexico to approximately 500,000 boards per month, depending on product mix and complexity. We have achieved this increase in manufacturing capacity primarily through the addition of new high-volume automated SMT equipment capable of manufacturing double-sided products, as well as through existing equipment upgrades. We believe that the addition of this equipment has increased not only our manufacturing capacity but also the speed and efficiency of our manufacturing operations. With this additional equipment, we believe that our manufacturing capacity is sufficient for our current level of operations. During the fourth quarter of fiscal 1997, we relocated a portion of our manufacturing operations to a larger facility adjacent to our present manufacturing facility. This new facility provides us with the ability to further increase our manufacturing capacity, if necessary. See "Properties" and "--Risk Factors--Risk From STB's Single Manufacturing Facility."

    We emphasize a comprehensive quality control program at each step in the manufacturing process. The manufacturing process involves both automated and manual placement and soldering of components onto the circuit board. After final assembly, each product unit undergoes an elevated temperature burn-in. The burn-in process simulates a PC environment. During the burn-in process, the product is placed in an oven and connected to an electrical source for several hours. After each product has been burned-in, we conduct a series of diagnostic tests on the product to detect defects. We believe our comprehensive testing


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procedures contribute significantly to our ability to satisfy customers'
stringent product performance and reliability requirements. We generally offer a limited warranty ranging from 15 to 60 months on multimedia subsystems sold to OEMs. We also offer a five-year limited warranty on our specialized technology products and a limited lifetime warranty on multimedia subsystems sold to commercial customers.

    While we conduct substantially all of our manufacturing operations at our facility in Juarez, Mexico, we also maintain a smaller facility at our Richardson, Texas headquarters to develop and test prototypes and for first-run testing of new products. We also maintain a separate facility in Richardson, Texas for technical support and product repair. In addition, we burn-in and functionally test a small portion of the products assembled in Mexico at our Richardson, Texas facilities.

SALES AND MARKETING

    SALES. We presently sell our products in North America, most countries in Europe and certain countries in the Pacific Rim. U.S. sales accounted for approximately 72% of our net sales in fiscal year 1998.

    We have organized our Richardson, Texas-based North American sales force on the basis of our three sales channels. The OEM sales force provides direct sales coverage of selected OEMs. The commercial market sales force focuses on marketing and sales to retailers, distributors and direct mail companies. The commercial market sales force also coordinates the efforts of our independent sales representatives for the commercial channel. The specialized technology sales force coordinates our efforts with our engineering staff to create interest among prospects and customers and to determine product features.

    Our North American sales force generally operates in tandem with our independent sales representative network in the commercial market. We typically retain these sales representatives based on relationships they have with potential customers. We believe that the services of independent sales representatives are important for obtaining and maintaining relationships with certain commercial customers. Our independent sales representatives generally do not sell products that compete with our products. In general, we do not utilize independent sales representatives for our OEM or specialized technology products.

    Our European sales force, headquartered in London, England, oversees our commercial and specialized technology product sales in Europe. The European sales force has greater direct sales coverage responsibility than the North American sales force because we employ fewer European independent sales representatives. We coordinate our marketing and sales efforts for countries outside of North America and Europe from our Richardson, Texas offices.

    Our net sales to OEMs, the commercial market and specialized technology customers approximated 80%, 12% and 7% of our total net sales in fiscal year 1998. Our top three customers accounted for approximately 75% of net sales during fiscal year 1998, with Gateway 2000, Dell and Compaq accounting for approximately 39%, 31% and 5%, respectively. Recently, we have increased our marketing efforts in the commercial market. We attribute the recent increase in our commercial channel sales to our increased focus on worldwide retailers and distributors. We sell products to the commercial market through retailers, such as Best Buy and CompUSA, and commercial distributors, such as Tech Data Corporation and Ingram Micro, Inc.. We sell our specialized technology products primarily to resellers, OEM workstation groups and corporate customers in the financial services, hospitality, factory automation, cable television distribution, transportation and emergency response industries. Our specialized technology customers include Reuters Limited, Compaq and LodgeNet Entertainment Corporation.

    We generally allow returns in the form of stock rotations only of products sold to commercial customers, such as distributors and retailers. Our current stock rotation policies typically permit a commercial channel customer to return a portion of the products purchased from us within specified time periods, if that customer concurrently places an order with us for additional products of equal or greater


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value. We usually resell returned products. In addition, we typically provide price protection to commercial customers in the form of credits for price reductions on products remaining in customer inventories at the time the price reduction is implemented. See "--Risk Factors--Price Protection and Stock Rotation Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."

    We currently sell all our products at prices denominated in U.S. dollars. However, we expect to sell our products in other currencies in the future, thereby increasing our currency exposure risk. We also incur a substantial portion of our manufacturing labor costs in Mexican pesos. See "--Risk Factors--STB's International Operations are Subject to Certain Risks."

    MARKETING. We promote our products to OEM customers and specialized technology customers primarily through the efforts of our sales force. We believe such direct promotion enables us to develop products that are more in line with our customers' requirements and market trends. We supplement these sales efforts by promoting our products at industry trade shows. Our commercial channel marketing efforts include advertising in recognized industry trade magazines and cooperative promotional efforts with retailers and commercial distributors.

TECHNICAL SUPPORT

    We believe that providing technical support to our customers is essential to our ongoing competitiveness. We maintain a toll-free telephone line in the U.S. to provide technical support for purchasers of our specialized technology products as well as for commercial purchasers of our multimedia subsystems. We also maintain commercial electronic bulletin board systems in Richardson, Texas and London, England to provide customers with new software drivers and utilities that update the capabilities of our products. Our technical support group provides the software on disk at a nominal charge to customers who are unable to obtain updates through the electronic bulletin board system. In addition, we provide software driver and utility updates for our products to maintain compatibility with new versions of software. We believe that these efforts increase the useful life of our products. We also prepare user manuals and other product documentation that we believe are informative and easy to understand.

COMPETITION

    The market for our products is intensely competitive, and we expect competition to increase. We compete with independent manufacturers of brand name multimedia subsystem products and with contract manufacturers and OEM manufacturing operations that produce multimedia subsystem products. Our major competitors in the multimedia subsystems market include Diamond Multimedia Systems, Inc., ATI Technologies, Inc., Matrox Graphics, Inc., ELSA GmbH, Creative Labs, Inc., CEI, Inc., Number Nine Visual Technology Corporation and Hauppauge Computer Works, Inc. In the specialized technology product market, our major competitors include Appian Graphics Corp., Colorgraphic Communication Corporation, Datapath Ltd. and Matrox Graphics, Inc.

    In addition to our major competitors, certain of our suppliers sell graphics controller chips directly to OEMs for use in internally produced multimedia accelerator subsystems, other multimedia subsystems or on motherboards. If one or more of our significant OEM customers were to commence or increase internal production of multimedia accelerator subsystems or other multimedia subsystems, our business, financial condition and results of operations could be materially adversely affected. Furthermore, several major OEMs currently integrate graphics controller chips on the motherboard of their PCs. If one or more of our major OEM customers begins to incorporate graphics controller chips or other controller chips onto motherboards rather than incorporating our products, our business, financial condition and results of operations could be materially adversely affected. See "--Risk Factors--STB Depends on the Graphics Board Market; STB Products Migrate to Motherboards Over Time."


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    We expect Intel to continue to invest heavily in research and development and new manufacturing facilities in order to maintain its position as one of the largest manufacturers of motherboards and to promote its product offerings through extensive advertising campaigns designed to increase brand loyalty by PC users. Intel's recent entry into the graphics controller market could accelerate migration of graphics functionality to the motherboard or onto the CPU. Also, Intel has announced new core logic chips that will incorporate graphics controller chip circuitry, therefore eliminating the need for a separate graphics controller chip in systems that contain motherboards built with this core logic. In addition, Intel exerts significant influence over the 3D graphics industry due to the widespread acceptance of its microprocessor architecture and its development of new interface architectures such as the AGP bus. The introduction of products embodying new technologies and the emergence of new industry standards and practices can significantly impair the average selling prices of STB's multimedia subsystem and other products, or render such products unmarketable or obsolete. If STB's products are unable to support or interface with these new products, standards and technologies in a timely manner, demand for STB's products could be reduced. This would materially harm STB's business, financial condition and results of operations.

    We compete in our markets on the basis of a number of factors. These factors include:

    - The functionality, performance, price, reliability and compatibility of our products

    - Our ability to reach the market quickly with new products

    - Our ability to meet customer delivery and reliability requirements

    - The quality of our technical support

    - Our ability to develop and maintain relationships with customers and suppliers

    Many of our competitors and potential competitors possess significant competitive advantages over us, such as greater financial, technical and other resources, greater name recognition and market presence, lower cost structures and larger customer bases. In addition, some of our competitors manufacture their own controller chips. Manufacturing controller chips internally provides these competitors with a significant advantage over us. Internally produced controller chips cost less and maintain higher price and performance levels than the controller chips available to us from independent suppliers. Furthermore, while we believe we are the only supplier of brand name multimedia accelerator subsystems that manufactures its own products, some of our competitors internally manufacture other multimedia subsystems, such as PC/TV cards. The rapid pace of change in the industry and markets in which we compete places a premium on the knowledge and experience of personnel and their ability to develop, enhance and transition new products. As a result, we have continued to increase our engineering resources. Our ability to continue adding new engineers to our staff will affect our future competitiveness. See "--Risk Factors-- STB Faces Intense Competition.".

INTELLECTUAL PROPERTY

    Our success depends in part upon our proprietary technology, particularly our software drivers and utilities and our hardware designs. We rely primarily upon copyright, trademark and trade secret laws to protect our proprietary technology. We also seek patent protection on selected inventions. In addition, we generally enter into nondisclosure agreements with persons to whom we reveal our proprietary information. We cannot guarantee that our present protective measures will adequately prevent misappropriation of our technology or independent third party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than the United States. Thus, we cannot guarantee that the protection provided to our proprietary technology by these foreign jurisdictions will be sufficient to protect our technology. See "--Risk Factors--STB Faces Risks Related to Intellectual Property." While our competitive position may be affected by our ability to protect our proprietary information, we believe that the rapid pace of technological change in the multimedia accelerator market


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will cause other factors to be more significant in maintaining our competitive position. These factors include:

    - The technical expertise, knowledge and innovative skill of our management and technical personnel

    - Our name recognition

    - The timeliness and quality of support services that we provide

    - Our ability to rapidly develop, produce, enhance and market innovative products

    We generally enter into nondisclosure agreements with suppliers of components for our products in connection with discussions regarding forthcoming features of those components. We also commonly enter into source code licensing agreements with suppliers of components that we desire to incorporate into our products.

    We have a patent for a computer monitor assembly and a pending utility patent application. We also possess a United States trademark registration for our corporate logo and claim common law trademark rights with respect to certain other trademarks.

    In the computer industry, companies frequently assert intellectual property infringement claims against other companies. As a consequence, we indemnify some of our OEM customers in certain respects against intellectual property claims relating to our products. If an intellectual property claim were brought against an OEM customer (or against us) and such OEM customer was (or we were) found to be infringing upon the rights of others, we could be required to pay infringement damages, to pay licensing fees, to modify our products so that they are not infringing or to discontinue offering the infringing products. Any of these actions could materially adversely affect us and our results of operations. In addition, the assertion of such claims against one or more of our vendors could adversely affect the availability from those vendors of components used by us.

    Several of our OEM customers have previously sent us notices of potential indemnity claims under existing contractual indemnity provisions. These OEM customers had received a notice of infringement from a patent owner. Subsequently, the patent owner filed patent infringement lawsuits in the United States and elsewhere against several of our OEM customers and a number of other major PC systems manufacturers. We provide multimedia subsystems to these OEM customers for use in their products that are alleged to infringe on the patent owner's rights. Based upon our preliminary evaluation of the patent, we do not believe the infringement claims are meritorious. See "--Risk Factors--STB Faces Risks Related to Intellectual Property."

GOVERNMENT REGULATIONS

    Federal, state, local and foreign authorities regulate our business. Our products are subject to approval by the FCC and the EEC to assure that they do not interfere with the frequencies of other consumer electronics products. In order to comply with FCC and EEC regulations, we install certain filter circuitry on our products to prevent them from disturbing such frequencies. To date, regulations applicable to our business have not had a material adverse effect on our business, financial condition and results of operations. Although we have not historically experienced material delays in obtaining FCC or EEC approval for any of our products, occasional government budget constraints have caused delays in obtaining required approvals related to certain of our products. We believe that any delay in obtaining such approvals could, in turn, result in delays in making certain shipments on a timely basis and, as a result, have a material adverse effect on our business, financial condition and results of operations.

    Our relationships with our employees at our Mexican manufacturing facility are regulated by the Mexican Federal Labor Law. The Mexican Federal Labor Law contains detailed provisions regarding minimum employment conditions and specifies rights that must be provided to all employees in Mexico. Other Mexican federal laws require employers to make contributions to the Mexican Social Security


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System and to establish and make specified contributions to individual retirement savings and housing accounts at a commercial bank for all employees. In addition, Mexican federal law requires the payment of substantial severance amounts relative to the employees' wages in the event of the termination of a Mexican employee. Although Mexican laws heavily regulate employment relationships, aggregate labor costs at our Mexican facility are less than labor costs would be at a similar facility in the United States. There can be no assurance, however, that these laws will not be amended or supplemented in the future to increase the compensation required to be paid to Mexican employees or the costs of compliance with such laws. Any such change could have a material adverse effect on our business, financial condition and results of operations.

    Our Mexican manufacturing operations are also subject to regulation by various Mexican environmental agencies. In order to ensure compliance with Mexican environmental laws, we regularly monitor changes in those laws. Representatives of various environmental agencies also periodically inspect our Mexican facility.

BACKLOG

    As of December 31, 1998, our backlog approximated $43.2 million, as compared to approximately $47.5 million at December 31, 1997. We include in our backlog accepted purchase orders with respect to which a delivery schedule has been specified for product shipment within 60 days. Our business is characterized by short-term order and shipment schedules. As a result, backlog tends to fluctuate substantially from month to month. Generally, orders constituting backlog are subject to changes in delivery schedule or to cancellation at the option of the purchaser. Our customer agreements typically specify penalties for cancellation of orders within 60 days prior to shipment. Other factors, including our inability to obtain components in sufficient quantities, may result in delays in shipment or cancellation of orders included in backlog. See "--Risk Factors--STB Depends on Suppliers." Thus, although backlog is useful for scheduling production, it should not be considered as of any particular date to be a reliable measure of sales for the current or any future period.

EMPLOYEES

    As of December 31, 1998, we employed 2,156 individuals, of whom 1,783 were employed in operations, 101 in engineering, 107 in sales and marketing and 165 in administration and finance. The foregoing figures include 1,812 employees in Mexico. Competition for personnel in the PC industry is intense. We believe that our future success will depend in part on our ability to continue to attract and retain highly skilled technical, marketing and management personnel. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with our employees are good. See "--Risk Factors--Risks Related to the 3Dfx Merger" and "--Risk From STB's Single Manufacturing Facility."

SEASONALITY

    Our quarterly operating results vary significantly depending on a number of factors including:

    - the timing of large customer orders

    - timing of new product introductions

    - the adequacy of component supply

    - changes in component costs

    - variations in the Company's product mix

    - seasonal promotions by us and our customers


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    - and competitive pricing pressures

Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the full year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.

RISK FACTORS

    This report contains certain forward-looking statements within the meaning of the federal securities laws. STB's actual results and the timing of certain events could differ greatly from those anticipated in these forward-looking statements as a result of certain known and unknown factors, including the risks faced by us described below. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we do not currently believe are important may also harm our business operations. If any of the following risks actually occur, our business, our financial condition or our results of operations could be seriously harmed. The following factors and other information in this report should be considered carefully in evaluating STB and an investment in the STB Common Stock.

RISKS RELATED TO THE 3Dfx MERGER

    There are a number of specific risks associated with the proposed 3Dfx Merger, including the following:

    - 3Dfx and STB may encounter substantial difficulties integrating the two companies' products, technologies, research and development activities, administration, sales and marketing and other aspects of operations in a timely manner. The difficulties, costs and delays involved in integrating the companies may arise from multiple possible sources and may cause increased operating costs, lower then anticipated financial performance or the loss of customers and employees. The failure to successfully integrate 3Dfx and STB in a timely manner could result in a failure of the resulting company (the "Combined Company") to realize any of the anticipated benefits of the 3Dfx Merger and could materially harm the business of the Combined Company.

    - 3Dfx and STB may lose customers or suppliers as a result of the Merger. In particular, two of 3Dfx's largest customers, Creative Labs, Inc. and Diamond Multimedia Systems, Inc., compete directly with STB. It is expected that as a result of the 3Dfx Merger, sales to Creative Labs and Diamond will be reduced significantly from prior levels and that such customers may no longer continue to be significant customers of the Combined Company. In addition, nVidia, which is a major supplier of STB and whose graphic chips were incorporated into STB products representing 63.9% of STB's net sales in fiscal 1998, competes directly with 3Dfx. If nVidia reduces its supply or raises the price of graphics chips, the Combined Company may lose sales to those OEM customers that require nVidia chips for their systems.

    - The Combined Company will be dependent on a limited source of chips and boards because both companies will be more restricted in their ability to select products produced by either STB's or 3Dfx's competitors. If either 3Dfx's chips or STB's boards fail to meet the requirements of either companies' customers, the business of the Combined Company could be materially harmed.

    - A significant component of the near-term success of the Combined Company will be continued success in the retail sales channel, and there are significant risks associated with the Combined Companies' dependence on near-term revenues in this channel.

    - The 3Dfx Merger Agreement provides for a fixed exchange ratio between shares of STB Common Stock and shares of 3Dfx Common Stock. As a result, if the market price of 3Dfx Common Stock decreases or increases prior to the 3Dfx Merger, the market value of 3Dfx Common Stock to be received by STB shareholders in the 3Dfx Merger would correspondingly decrease or increase.


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
    - The Combined Company's success following the 3Dfx Merger will depend on the retention and integration of key personnel.

    - Upon consummation of the 3Dfx Merger, STB shareholders will become 3Dfx shareholders. There are important differences between the rights of STB and 3Dfx shareholders, including differences due to the fact that STB is a Texas corporation and 3Dfx is a California corporation. In addition, 3Dfx has adopted a shareholder rights plan that, among other things, may discourage certain types of transactions that may involve an actual or threatened change of control of 3Dfx. STB has no such plan.

    - There will be substantial expenses resulting from the 3Dfx Merger of approximately $4.5 million.

    - Certain officers and directors of STB may be deemed to have conflicts of interest with respect to the 3Dfx Merger.

    - The closing of the 3Dfx Merger is subject to certain conditions that may not be satisfied prior to the time of the closing, which could prevent the 3Dfx Merger from being consummated.

    In addition, in the event of the consummation of the 3Dfx Merger, there are a number of risks related to the business and operations of 3Dfx that will affect the operations of the Combined Company, including a number of the same or similar risks faced by STB that are identified below, as well as a number of risks specific to 3Dfx, including 3Dfx's limited operating history, 3Dfx's historical dependence on the retail distribution channel, 3Dfx's dependence on independent manufacturers and other third parties (3Dfx has no manufacturing capacity) and 3Dfx's dependence on third party developers and publishers of software titles that operate with 3Dfx's chips. In the event the 3Dfx Merger is not consummated, STB will face other risks, including the opportunity costs associated with its pursuit of a business combination with 3Dfx.

STB'S QUARTERLY OPERATING RESULTS MAY FLUCTUATE

    STB's quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future. These variations are the result of a number of factors, many of which are beyond STB's control. These factors include:

    - STB's ability to successfully develop, introduce and market new or enhanced products.

    - STB's ability to introduce and market products in accordance with customer design requirements and design cycles

    - Changes in the relative volume of sales of various products with different margins

    - Changes in demand for STB's products and its customers' products

    - Gains or losses of significant customers or strategic relationships

    - The volume and timing of customer orders

    - The availability, pricing and timeliness of delivery of components for STB's products

    - The timing of new product announcements or introductions by competitors

    - Product obsolescence, the management of product transitions

    - Production delays

    - Decreases in the average selling prices of products

    - Seasonal fluctuations in sales

    Any one or more of the factors listed above or other factors could cause STB to fail to achieve its revenue and profitability expectations.


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    Most of STB's operating expenses are relatively fixed in the short term. STB may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could materially harm quarterly operating results. Also, STB operates its own manufacturing facility and as a result incurs relatively high fixed overhead and labor costs compared with those of its competitors that outsource their manufacturing requirements. If STB fails to generate the level of product revenues needed to absorb its fixed overhead and labor costs, its business could be materially harmed.

    As a result of the above factors, STB believes that period-to-period comparisons of results of operations should not be relied upon as an indication of future performance. The results of any one quarter are not indicative of results to be expected for a full fiscal year.

STB FACES INTENSE COMPETITION

    The market in which STB competes is intensely competitive and is likely to become more competitive in the future. Existing competitors and new market entrants may introduce products that are less costly or provide better performance or features than STB's products. STB does not compete on the basis of price alone. STB believes that the principal competitive factors for its products are:

    - Product performance and quality

    - Conformity to industry standard application programming interfaces, or APIs

    - Access to customers and distribution channels

    - Manufacturing capabilities and cost of manufacturing

    - Price

    - Product support

    - Ability to bring new products to the market in a timely way

    Many of STB's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than STB. These competitors may also have greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than STB. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements.

    STB seeks to use strategic relationships to augment its capabilities. However, the benefits of these relationships may not be realized or sufficient to overcome the established positions of STB's largest competitors as suppliers to the PC OEM and retail markets. Regardless of the relative qualities of STB's products, the market power, product breadth and customer relationships of its larger competitors can be expected to provide such competitors with substantial competitive advantages.

    STB competes with independent manufacturers of brand name multimedia subsystem products, as well as contract manufacturers and certain OEM manufacturing operations that produce multimedia subsystem products. STB's major competitors in the multimedia subsystems market include Diamond Multimedia Systems, Inc., ATI Technologies, Inc., Matrox Graphics, Inc., ELSA GmbH, Creative Labs, Inc., CEI Inc., Number Nine Visual Technology Corporation, and Hauppauge ComputerWorks, Inc. In the specialized technology product market, STB's major competitors include Appian Graphics Corp., Colorgraphic Communications Corporation, Datapath Ltd, and Matrox Graphics, Inc.

    In addition to its major competitors, certain of STB's suppliers sell graphics controller chips directly to OEMs for use in internally produced multimedia accelerator subsystems, other multimedia subsystems or on motherboards. If one or more of STB's significant OEM customers commences or increases internal production of multimedia accelerator subsystems or other multimedia subsystems, STB's business could be materially harmed. Furthermore, several major OEMs currently integrate graphics controller chips on the


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motherboard of their PCs. If one or more of STB's major OEM customers begin to incorporate graphics controller chips or other controller chips onto motherboards rather than incorporating STB's products, STB's business could be materially harmed. See "--STB Depends on the Graphics Board Market; STB's Products Migrate to Motherboards Over Time."

    STB's competitors can produce products that have a similar functionality to STB'S products. For instance, Intel has added new functionalities, such as the MMX instruction set, to its controller chips to enhance the power of the central processing unit, or CPU, to manage the display features of a PC. Similarly, Microsoft is introducing new versions of its operating systems with features, such as the Direct 3D API, that increase the capability of its operating systems to control a PC's display features. Intel's recent entry into the graphics controller market could accelerate migration of graphics functionality to the motherboard or onto the CPU. Also, Intel has announced new core logic chips that will incorporate graphics controller chip circuitry, therefore eliminating the need for a separate graphics controller chip in systems that contain motherboards built with this core logic. The introduction of products embodying new technologies and the emergence of new industry standards and practices can significantly impair the average selling prices of STB's multimedia subsystem and other products, or render such products unmarketable or obsolete. If STB's products are unable to support or interface with these new products, standards and technologies in a timely manner, demand for STB's products could be reduced. This would materially harm STB's business, financial condition and results of operations.

STB DEPENDS ON THE PC MARKET

    Substantially all of STB's revenues are currently derived from products sold for use in PCs. STB expects to continue to derive almost all of its revenues from the sales of products for use in PCs.

    The PC industry is cyclical and has been characterized by:

    - Rapid technological change

    - Evolving industry standards

    - Cyclical market patterns

    - Frequent new product introductions and short product life cycles

    - Significant price competition and price erosion

    - Fluctuating inventory levels

    - Alternating periods of over-capacity and capacity constraints

    - Variations in manufacturing costs and yields

    - Significant expenditures for capital equipment and product development

    The PC market has also grown substantially in recent years. However, such growth may not continue. A decline in PC sales or in the growth rate of such sales would likely reduce demand for STB's products. Moreover, such changes in demand could be large and sudden. Since graphics board and PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecasted product transitions. In such cases, the manufacturers may abruptly stop purchasing additional inventory from suppliers such as STB until the excess inventory has been used. Such suspension of purchases or any reduction in demand for PCs generally, or for particular products that incorporate STB's products, would materially harm STB's business.

    In addition, the PC industry has in the past experienced significant economic downturns at various times, characterized by lower product demand and accelerated reduction of product prices. STB may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.


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
STB DEPENDS ON THE GRAPHICS BOARD MARKET; STB'S PRODUCTS MIGRATE TO MOTHERBOARDS
  OVER TIME

    A majority of STB's net sales are derived from the sale of graphics boards. According to Jon Peddie Associates, an independent industry research firm, approximately 71% of all graphics controller chips manufactured in the twelve month period ended June 30, 1998 were incorporated onto graphics boards, and approximately 29% were incorporated onto motherboards. Graphics boards are usually used in higher-end PCs offering the latest technology and performance features. However, as graphics boards functionality becomes technologically stable and widely accepted by PC users, it typically migrates to the PC motherboard. STB expects this trend to continue, especially with respect to its low-end graphics boards. In this regard, the MMX instruction set from Intel and the expanded capabilities provided by the Direct X APIs from Microsoft have increased the capability of Microsoft's operating systems to control display features that have traditionally been performed by graphics boards. As a result of the technology migration to the PC motherboard, STB's success largely depends on its ability to continue to develop products that incorporate new and rapidly evolving technologies that manufacturers have not yet fully incorporated onto PC motherboards.

    Although STB currently believes that a market will continue to exist for graphics boards that provide advanced functionalities and offer flexible systems configuration, the incorporation of multimedia functions onto PC motherboards may harm the market for STB's graphics boards. In addition, OEMs may choose to develop graphics boards internally rather than purchase such products from third party suppliers. Either of these occurrences, or a decrease in PC sales volumes could shrink the market for STB's current products, and would materially harm its business.

STB FACES THE CHALLENGES OF GROWTH

    STB has experienced rapid growth and may continue to experience such growth. Growth has placed, and is expected to continue to place, a significant strain on STB's managerial, operational and financial resources, including its sales, customer support, research and development, and finance and administrative operations. As a result of this growth, STB may experience difficulty securing adequate quantities of components or manufacturing equipment. In addition, to the extent that new OEM customers are added, gross profit margins derived from initial orders with new OEM customers are frequently lower than STB's typical gross profit margins. This could reduce STB's overall gross profit margin.

    In response to its growth, STB has increased its expenditures and made certain long-term spending commitments, such as the expansion of production lines at its Juarez manufacturing facility and the relocation of its corporate headquarters to a larger facility in Richardson, Texas. These expenditures would be difficult to reduce quickly if STB's business declined. STB's inability to effectively manage any future growth would materially harm its businesses.

STB DEPENDS ON NEW PRODUCT DEVELOPMENT

    The markets for which STB's products are designed are intensely competitive and are characterized by short product life cycles, rapidly changing technology, evolving industry standards and declining average selling prices. STB's businesses will depend to a significant extent on its ability to successfully develop new products. As a result, STB believes that significant expenditures for research and development will continue to be required in the future. To succeed in this environment STB must anticipate the features and functionality that customers will demand. STB must then incorporate those features and functionality into products that meet the design requirements of the PC market and the timing requirements of retail selling seasons. The success of STB's new product introductions will depend on several factors, including:

    - Proper new product definition

    - Timely completion and introduction of new product designs


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
    - The ability of subcontractors and component manufacturers to effectively design and implement the manufacture of new products

    - Quality of new products

    - Product performance as compared to competitors' products

    - Market acceptance of STB's and its customers' products

    - Competitive pricing of products

    - Introduction of new products to the market within the limited time window for OEM design cycles and retail selling seasons

    As the markets for STB's products continue to develop and competition increases, we anticipate that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins for STB's products will decline as products mature. Thus, STB will need to introduce new products to maintain average selling prices and gross margins. To do this, STB must successfully identify new product opportunities and develop and bring new products to market in a timely manner.

    The failure of STB to successfully develop and introduce new products and achieve market acceptance for such products would materially harm STB's business. STB has in the past experienced delays in completing development and introduction of new products. Such delays in the future could materially harm STB's business.

STB'S PRODUCTS HAVE SHORT PRODUCT LIFE CYCLES; STB MUST SUCCESSFULLY MANAGE
  PRODUCT TRANSITIONS

    STB's products have short product life cycles. STB's major OEM customers typically introduce new system configurations as often as twice a year. The life cycles of STB's graphics boards typically range from six to nine months. A failure by STB to successfully introduce new products within a given product cycle could materially harm its business for that cycle and possibly for subsequent cycles. Any such failure could also damage STB's brand name, reputation and relationships with its customers and cause longer term harm to its business.

    The PC market frequently undergoes transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. STB's products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of such a transition. Otherwise, STB would likely lose business as well as the opportunity to compete for new design contracts until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could significantly reduce STB's revenues for a substantial period. A revenue reduction of that nature would likely materially harm STB's business.

    The success of STB depends upon continued market acceptance of its existing products, and its ability to continually develop and introduce new products and features and product enhancements to meet changing customer requirements. Each new product cycle presents new opportunities for competitors of STB to gain market share.

    STB submits most of its products for compatibility and performance testing to the Microsoft Windows Hardware Quality Lab ("WHQL"). WHQL certification typically requires up to several weeks to complete and entitles STB to claim that a particular product is "Designed for Microsoft Windows." STB's OEM customers typically require STB's product to have this certification prior to making volume purchases. STB may not receive WHQL certification for future products in a timely fashion. A failure to receive WHQL certification could materially harm STB's business.


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
    There are long lead times for certain components used in STB's products. Therefore, STB may not be able to quickly reduce its production or inventory levels in response to unexpected shortfalls in sales or, conversely, to increase production in response to unexpected demand. STB's existing products may not continue to be accepted by its markets and STB may not be successful in enhancing its existing products or identifying, developing, manufacturing or marketing new products. Delays in developing new products or product enhancements or the failure of such products or product enhancements to gain market acceptance would materially harm STB's businesses.

STB HAS SIGNIFICANT CUSTOMER CONCENTRATION

    STB's three largest OEM customers accounted for approximately 75% of net sales during fiscal 1998, with Gateway, Inc. ("Gateway"), Dell Computer Corporation ("Dell") and Compaq Computer Corporation ("Compaq") accounting for approximately 39%, 31% and 5% of net sales for such period. Historically, Gateway has been STB's largest customer, while Dell and Compaq have recently become more significant customers. STB's other significant customers change from period to period. STB expects that a small number of customers will continue to account for a substantial portion of its revenues for the foreseeable future.

    STB has no long-term commitments or contracts with any of its customers. This lack of long-term commitments, together with the customer concentration noted above, poses a significant risk. If a single customer of STB cancels an order or ceases to be a customer, STB's business and financial condition could be materially harmed.

    Due to their purchasing power, STB's OEM customers can exert significant pressure on the prices of STB's products, which could impair STB's gross profit margins and harm STB's business. In addition, STB believes that its future prospects largely depend upon the success of a limited number of key component suppliers and a few major OEM customers (currently, Gateway, Dell and Compaq). Because a limited number of major OEMs currently ship a majority of PC products, the number of potential customers that STB can target is currently limited. STB may not maintain its existing relationships with its major OEM customers or secure additional major OEM customers. STB also may not retain or increase the volume or profitability of products that it currently manufactures for such customers. Any such failures would materially harm STB's business.

STB HAS SIGNIFICANT PRODUCT CONCENTRATION

    Historically, a majority of STB's net sales have come from sales of graphics boards. Also, from time to time, a majority of STB's net sales in a fiscal quarter have come from the sale of a single or a limited number of graphics boards.

RISK FROM STB'S SINGLE MANUFACTURING FACILITY

    STB's sole manufacturing facility is located in Juarez, Mexico. Since STB is dependent on this single manufacturing facility, any disruption of STB's manufacturing operations at this facility would materially harm its business. Such disruption could result from various factors, including difficulties in attracting and retaining qualified manufacturing employees, difficulties associated with the use of new, reconfigured or upgraded manufacturing equipment, labor disputes, human error, governmental or political risks or a natural disaster such as an earthquake, tornado, fire or flood.

    In comparison to those of its competitors that do not maintain their own manufacturing facilities, STB incurs higher relative fixed overhead and labor costs as a result of operating its own manufacturing facility. Any failure to generate the level of product revenues needed to absorb these overhead and labor costs would materially harm STB's business.


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STB MAY EXPERIENCE A CHANGE IN PRODUCT OR SALES CHANNEL MIX

    STB offers two broad categories of products: graphics boards and other multimedia subsystems that are primarily sold to major OEMs and, to a lesser degree, to commercial customers, and specialized technology products that are primarily sold to resellers, the workstation groups of OEMs and corporate customers in certain industries. Sales of graphics boards to OEMs, currently account for a substantial majority of STB's net sales to OEMs. These sales are characterized by relatively high unit volumes and relatively low gross profit margins. Sales of STB's graphics boards and other multimedia subsystems to the commercial market are characterized by relatively modest volumes and moderate gross profit margins. Sales of STB's specialized technology products are characterized by relatively low unit volumes and relatively high gross profit margins.

    Shifts in the mix of products sold or in the sales channels into which such products are sold could materially harm STB's business. In particular, a decrease in sales of graphics boards and other multimedia subsystems to the commercial market or in sales of specialized technology products could result in a disproportionately greater decrease in STB's gross profit margin. This is because sales of graphics boards and other multimedia subsystems in the commercial market and sales of specialized technology products currently have higher gross profit margins than sales of graphics boards and other multimedia subsystem products to STB's OEM customers. On the other hand, any decrease in the volume of graphics boards and other multimedia subsystems sold to STB's OEM customers would significantly reduce total net sales. This would also materially harm STB's business.

STB FACES RISKS RELATING TO INTELLECTUAL PROPERTY

    STB relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. If these efforts are not sufficient to protect STB's intellectual property, STB's business may be harmed. Many foreign jurisdictions offer less protection of intellectual property rights than the United States. Therefore, the protection provided to STB's proprietary technology by the laws of foreign jurisdictions may not be sufficient to protect its technology.

    The industry in which STB competes is characterized by vigorous protection and pursuit of intellectual property fights or positions and it is common in the PC industry for companies to assert intellectual property infringement claims against other companies. Therefore, STB's products may become the target of infringement claims. If that were to occur, STB may be required to spend significant time and money to defend its products, redesign its products or develop or license a substitute technology. Any of those events could materially harm STB's business. Litigation by or against STB could result in significant expense to STB and divert the efforts of STB's technical and management personnel, regardless of the outcome of such litigation.

    It is common in the PC industry for companies to assert intellectual property infringement claims against other companies. As a result, STB indemnifies some of its OEM customers against certain intellectual property claims relating to STB's products used in OEM customers' products. Several OEM customers have sent STB notices of potential indemnity claims based upon a notice of patent infringement. Subsequently, the patent owner filed a patent infringement lawsuits in the U.S. and elsewhere against several of such OEM customers and a number of other major PC systems manufacturers. Based upon STB's preliminary evaluation of the patent, it does not believe the infringement claims have merit as to its products sold to its customers. However, even if the claims do not have merit, STB may be required to dedicate significant management time and expense to defending itself if it is directly sued, or assisting its OEM customers in their defense of this or other infringement claims pursuant to such indemnity agreements. This could materially harm STB's business.


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
STB'S INTERNATIONAL OPERATIONS ARE SUBJECT TO CERTAIN RISKS

    STB has significant export sales. These international operations subject STB to a number of risks associated with conducting business outside of the United States. These risks include:

    - Unexpected changes in legislative or regulatory requirements

    - Delays resulting from difficulty in obtaining export licenses for certain technology

    - Tariffs, quotas and other trade barriers and restrictions

    - Longer accounts receivable payment cycles

    - Difficulties in collecting payment

    - Potentially adverse tax consequences, including repatriation of earnings

    - Burdens of complying with a variety of foreign laws

    - Unfavorable intellectual property laws

    - Political instability

    - Foreign currency fluctuations

    Any of these factors could materially harm the international operations and sales of STB, and consequently, its businesses. Recently, the financial markets in Asia have experienced significant turmoil, which could harm STB's international sales or operations.

    STB sells its products at prices denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make STB's products more expensive and potentially less competitive in foreign markets. In the future STB plans to sell a portion of its products at prices denominated in non-U.S. currency. This would result in an increase in risk from fluctuations in currency exchange rates. In addition, a substantial portion of STB's manufacturing labor costs are paid in Mexican pesos. Any decrease in the value of the U. S. dollar relative to the Mexican peso would increase STB's manufacturing costs, which could materially harm STB's business.

STB'S STOCK PRICE MAY BE VOLATILE

    The trading price of STB's Common Stock has in the past been and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors including:

    - Quarterly variations in results of operations

    - Announcements of technological innovations or new products by STB, its customers or competitors

    - Changes in securities analysts' recommendations

    - Earnings estimates for STB

    - General fluctuations in the stock market

    STB's revenues and results of operations may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of STB's Common Stock. In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of STB's common stock.

    In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has been brought against the issuing company. A securities class action lawsuit was filed on

October 9, 1998 in Dallas County, Texas against STB, certain of its officers and directors along with the underwriters who participated in STB's secondary public offering on March 20, 1998. The petition alleges that the registration statement for STB's secondary public offering contained false and misleading statements of material facts and omitted to state material facts. Such litigation could result in substantial costs and would likely divert management's attention and resources. See "Legal Proceedings."

RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE

    STB uses a significant number of computer software programs and operating systems in its internal operations. These include applications used in financial business systems and various administration functions, and also software programs in its products. If these software applications are unable to appropriately interpret dates occurring in the upcoming calendar year 2000, some level of modification or replacement of such software may be necessary. STB believes that all of its existing products are Year 2000 compliant and has conducted Year 2000 compliance testing. Despite such belief, STB's products may not be Year 2000 compliant. If STB's products fail to perform, including failures due to the onset of calendar year 2000, its business would likely be materially harmed.

    STB is currently evaluating its information technology ("IT") and non-IT Systems for Year 2000 compliance. This evaluation includes reviewing what actions are required to make such Systems Year 2000 compliant as well as actions necessary to make STB less vulnerable to Year 2000 compliance problems associated with third parties' systems. Such measures may not solve all Year 2000 problems. Any Year 2000 problems could materially harm STB's business. In addition, STB's customers and suppliers may not be year 2000 compliant, which could materially harm STB's business.

STB DEPENDS ON SUPPLIERS

    STB obtains several of the components used in its products from single or limited sources. If component manufacturers do not allocate a sufficient supply of components to meet STB's needs, STB may have to obtain such components from distributors or on the spot market at a higher cost. STB has no guaranteed supply arrangements with any of its suppliers, and current suppliers may not be able to meet its current or future component requirements. From time to time, STB relies substantially upon a limited number of sole source suppliers for multimedia controller chips, which can, in large part, determine the performance of a multimedia subsystem.

    If STB in the past experienced difficulty obtaining a particular multimedia controller chip, it was able to use comparable multimedia controller chips. In the event of the consummation of the 3Dfx Merger, STB may not be able to select other controller chips because the controller chip suppliers are 3Dfx competitors. Even if other multimedia controller chip suppliers would supply STB as a 3Dfx subsidiary, these alternative components may cost significantly more. Alteration of product designs to use alternative components could cause significant delays and could require production recertification from STB's OEM customers or reduce its production of the related products. Any of these effects could materially harm STB's business.

    From time to time STB has experienced difficulty meeting certain product shipment dates to customers for various reasons. These reasons include component delivery delays, component availability shortages, system compatibility difficulties and supplier product quality deficiencies. In some instances missing shipment dates has resulted in impaired margins, reduced production volumes, strained customer relations and loss of business.

    Software drivers, which are essential to the performance of substantially all of STB's products, are included with some of STB's limited source components. From time to time STB experiences product delivery delays due to the inadequacy or the incompatibility of software drivers provided by component suppliers or developed internally by STB. Delays in the delivery of components, component shortages, system compatibility difficulties, supplier product quality deficiencies and software driver problems will continue to occur in the future. Such delays or problems could materially harm STB's business. Additionally, in an effort to avoid actual or perceived component shortages, STB may overpurchase certain components. Excess inventory resulting from such overpurchases, obsolescence or a decline in the market value of such inventory, could result in inventory write-offs, which would materially harm STB's business.

    Significant increases in the prices of components, such as controller chips or memory chips, have occurred in the past, and STB has not always been able to increase its products' prices accordingly. Demand for STB's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of DRAM or other memory products. Large supplies of SDRAMs in the Spring of 1998 resulted in significant price declines for such components and lowered total graphics board costs on products that used the components as compared to SGRAMs. Worldwide shortages of controller chips or memory chips and international tariff disputes have resulted in substantial component cost increases that have harmed STB's business. Such price increases may occur in the future, and may materially harm STB's business.

    Historically STB has relied upon its suppliers to continue to develop, introduce and manufacture controller chips, memory chips and other components in sufficient volumes to satisfy STB's requirements. These components must compare favorably in terms of functionality, performance and price with components from other manufacturers, including competitors of STB that have internally developed computer chips or manufacturing expertise. Any failure by STB to continue to obtain components from its suppliers that are competitive in terms of functionality, performance and price with the components that are available to its competitors would materially harm STB's business.

RISKS FROM STB'S ENTRY INTO NEW PRODUCT MARKETS

    STB's business historically has focused primarily on the design, manufacture and sale of multimedia accelerator subsystems. However, STB from time to time undertakes new product initiatives, such as DVD decoders and flat panel display products. There are numerous risks inherent in entering into new product markets. These risks include the reallocation of limited management, engineering and capital resources to unproven product ventures, a greater likelihood of encountering technical problems and a greater likelihood that STB's new products (or the PCs into which they are incorporated) will not gain market acceptance. In addition, a new product line, like STB's line of flat panel display products, requires significant investment in long-lead time inventories as well as certain manufacturing equipment. The failure of one or more of such products, or any adverse effect such new products may have upon STB's reputation in its core multimedia accelerator subsystem business as a result of such failure, could materially harm STB's business.

PRICE PROTECTION AND STOCK ROTATION RISKS

    If there is a price decrease in STB's products, STB's credit arrangements with its commercial customers generally allow such customers credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. This practice is common in the industry. In addition, commercial customers generally have the right to return slow-moving or excess inventory for product credit equal to an agreed upon percentage of shipments within specified time periods. Although STB establishes reserves to cover these practices, these reserves may not be sufficient and any price protection claims or returns may materially harm its business.

STB IS SUBJECT TO ENVIRONMENTAL REGULATIONS

    STB is subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture its products. STB could be fined or suffer a suspension of production, alteration of its manufacturing processes or cessation of operations if it does not comply with any such regulation. If this occurs, STB's business could be materially harmed.

STB IS SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS

    STB's purchase agreements with its major OEM customers typically contain provisions that require STB to indemnify the OEM customer and any end-users for potential product liability claims. Although STB has never experienced product liability claims, STB cannot assure that it will not experience such claims in the future. A successful product liability claim against STB could materially harm STB's business.

ANTI-TAKEOVER MEASURES

    STB is a Texas corporation and is therefore subject to the provisions of the Texas Business Corporation Act, including the terms of the Texas Business Combination Law ("TBCL") that became effective on September 1, 1997. In general, the TBCL prohibits a Texas "issuing public corporation" (such as STB) from engaging in a "business combination" with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after such shareholder's acquisition of a 20% ownership interest, unless: (i) the board of directors of the corporation approves the transaction or the shareholder's acquisition of shares prior to the acquisition or (ii) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholders' meeting. The TBCL may have the effect of inhibiting a non-negotiated merger or other business combination involving STB. The Company is subject to the terms of the TBCL, unless its shareholders or directors take action electing not to be governed by its terms (which action is not currently contemplated). The Company is also a party to certain agreements that could be deemed to have an anti-takeover effect. The Company's Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to determine the price, rights, preferences and privileges of those shares without any further vote or action by STB's shareholders. The rights of the holders of Common Stock of STB are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which may be issued in the future. While STB has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of STB. In addition, such preferred stock may have other rights, including economic rights senior to the Common Stock, and as a result the issuance thereof could have a material adverse effect on the market value of such Common Stock

SHARES ELIGIBLE FOR FUTURE SALE

    As of December 31, 1998, STB had outstanding 12,605,887 shares of Common Stock, substantially all of which were freely tradeable. The executive officers and directors of STB, who own 1,522,567 outstanding shares of Common Stock, are free to sell the shares beneficially owned by them, subject to compliance with the Securities Act of 1933, as amended (the "Securities Act"), including Rule 144 promulgated thereunder, and the terms of certain voting agreements entered into with 3Dfx, as well as a right of first refusal agreement pursuant to which certain of such shares are subject. See "--Proposed 3Dfx Merger" and "Certain Relationships and Related Transactions--Right of First Refusal Agreement." No prediction can be made as to the effect, if any, that market sales of the above shares or the availability of such shares for future sales will have on the market price of shares of Common Stock prevailing from time to time. Future sales of substantial amounts of Common Stock by existing shareholders could adversely affect the prevailing market price of the Common Stock and STB's ability to raise additional capital.

ITEM 2. PROPERTIES.

    We lease a 210,000 square foot facility in Richardson, Texas that serves as our headquarters and as a site for product development and testing. We also use our headquarters for technical support and product development and repair. We moved into our new headquarters facility in November 1998. Our headquarters was constructed and is leased under the terms of a "synthetic lease." See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

    Under the terms of a lease agreement expiring in November 2007, we lease a 136,800 square foot manufacturing facility in Juarez, Mexico that provides increased space and improved layout for manufacturing operations compared to our previous facility, which is located on an adjacent site. We have options to acquire additional space at the same site. At the time of our relocation to the new facility, we negotiated an extension of the lease covering our previous facility in order to retain one-half of the former space (approximately 40,000 square feet) through December 1999.

    Additionally, we lease 20,800 square feet of packaging space in El Paso, Texas under a lease expiring in April 2003, a software development office in Austin, Texas under a lease expiring in April 2001, a software development office in Eugene, Oregon under a lease expiring in February 2000, a software development office in Belfast, Northern Ireland under a lease expiring in April 2006, and sales offices in London, Paris and San Jose, California under leases expiring in September 2012, December 2004 and February 1999, respectively. We also maintain product inventories in various locations under warehouse arrangements in order to permit the timely delivery of certain products to nearby customers.

    We believe that our existing facilities are well maintained, in good operating condition and adequate for our present and anticipated levels of operations.

ITEM 3. LEGAL PROCEEDINGS.

    A securities class action lawsuit was filed October 9, 1998 in Dallas County, Texas against us, certain of our officers and directors and the underwriters who participated in our secondary public offering on March 20, 1998. The petition alleges that the registration statement for our secondary public offering contained false and misleading statements of material facts and omitted to state material facts. The petition asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, as amended, and Sections 581-33A and 581-33F of the Texas Securities Act on behalf of a purported class of persons who purchased or otherwise acquired STB Common Stock in the public offering. The petition seeks recission and/or unspecified damages. We deny the allegations in the petition and intend to vigorously defend the lawsuit.

    We are a party from time to time to certain other legal proceedings arising in the ordinary course of our business. Although the amount of any liability that could arise with respect to these proceedings cannot be predicted accurately, in our opinion, any liability that might result from such claims will not have a material adverse effect on our financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

    No matter was submitted to a vote of our shareholders during the fourth quarter of fiscal 1998.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

    The STB Common Stock has traded on Nasdaq under the symbol "STBI" since February 14, 1995. At December 31, 1998, there were approximately 68 record holders of STB Common Stock. We believe that the number of beneficial owners of STB Common Stock is substantially greater. The table below sets forth for the fiscal quarters indicated the high and low sale prices for the STB Common Stock, as reported by Nasdaq. These prices have been adjusted to reflect a three-for-two stock split of the Common Stock that occurred on July 17, 1997 and a three-for-two stock split of the Common Stock that occurred on February 20, 1998. Each of these stock splits was effected in the form of a stock dividend.

                                                                                HIGH        LOW
                                                                             ---------  ---------
Fiscal 1998
  Fourth quarter...........................................................  $    9.25  $    3.88
  Third quarter............................................................  $   13.25  $    7.50
  Second quarter...........................................................  $   26.33  $   13.75
  First quarter............................................................  $   22.67  $   13.33
Fiscal 1997
  Fourth quarter...........................................................  $   30.50  $   18.00
  Third quarter............................................................  $   19.92  $   11.39
  Second quarter...........................................................  $   16.11  $    9.67
  First quarter............................................................  $   15.94  $    8.44

    We intend to retain any future earnings for use in our business. We do not intend to pay cash dividends in the foreseeable future. The payment of future dividends, if any, will be at the discretion of our Board of Directors. Any decision by the Board of Directors in this regard will depend, among other things, upon future earnings, operations, capital requirements, restrictions in future financing agreements, our general financial condition and general business conditions. Our Revolving Credit Facility generally prohibits us from paying cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    On June 5, 1998 STB issued a warrant to purchase up to 420,000 shares of STB Common Stock to one of its customers for nominal consideration, in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933. The issuance of the warrant did not involve a public offering. The warrant vests in increments of 52,500 shares over time based upon certain performance thresholds. The warrant is exercisable at a price of $10.13 per share. The warrant expires in varying increments on December 31, 2001, December 31, 2002 and December 31, 2003.

    In connection with our entry into the 3Dfx Merger Agreement, on December 13, 1998 we entered into the STB Stock Option Agreement pursuant to which we granted to 3Dfx an option to purchase up to 1,890,883 shares of STB Common Stock. The option was granted to 3Dfx as a condition to 3Dfx's entry into the 3Dfx Merger Agreement, in reliance on the exemption from registration under Section 4(2) of the Securities Act 1933. The issuance of the option did not involve a public offering. See "Business--Proposed 3Dfx Merger" for further information with respect to the terms under which the option may be exercised.

ITEM 6. SELECTED FINANCIAL DATA.

    The following table sets forth our selected consolidated financial data. Our selected consolidated statements of operations and consolidated balance sheet data for the fiscal years ended October 31, 1998, 1997, 1996, 1995 and 1994 are derived from our Consolidated Financial Statements that were audited by PricewaterhouseCoopers LLP, independent accountants, whose report for the fiscal years ended October 31, 1998, 1997 and 1996 is included herein.

    The Selected Consolidated Financial Data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and related Notes, and other financial information included herein.

                                                            YEAR ENDED OCTOBER 31,
                                             -----------------------------------------------------
                                               1998       1997       1996       1995       1994
                                             ---------  ---------  ---------  ---------  ---------
                                                       (IN THOUSANDS EXCEPT PER AMOUNTS)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales..................................  $ 266,270  $ 199,485  $ 180,155  $ 129,603  $  89,836
Cost of sales..............................    222,018    149,439    144,879    110,129     73,213
                                             ---------  ---------  ---------  ---------  ---------
Gross profit...............................     44,252     50,046     35,276     19,474     16,623
                                             ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Research and development.................     10,794      6,740      4,428      2,719      1,795
  Sales and marketing......................     17,717     14,788     10,986      7,437      5,529
  General and administrative...............     12,666     10,618      9,486      6,172      5,190
                                             ---------  ---------  ---------  ---------  ---------
Total operating expenses...................     41,177     32,146     24,900     16,328     12,514
                                             ---------  ---------  ---------  ---------  ---------
Income from operations.....................      3,075     17,900     10,376      3,146      4,109
Interest expense, net......................        439      1,649      1,113        818        588
                                             ---------  ---------  ---------  ---------  ---------
Income before income tax...................      2,636     16,251      9,263      2,328      3,521
Provision for income tax (1)...............        904      5,481      3,186        330     --
                                             ---------  ---------  ---------  ---------  ---------
  Net income...............................  $   1,732  $  10,770  $   6,077  $   1,998  $   3,521
                                             =========  =========  =========  =========  =========
Net income per share:
  Basic....................................  $    0.14  $    1.05  $    0.60  $    0.23  $    0.63
                                             =========  =========  =========  =========  =========
  Diluted..................................  $    0.13  $    0.97  $    0.59  $    0.23  $    0.63
                                             =========  =========  =========  =========  =========

                                                                                 AS OF OCTOBER 31,
                                                         ----------------------------------------------------------------
                                                           1998          1997          1996          1995          1994
                                                         --------      --------      --------      --------      --------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital ...................................      $ 83,719      $ 31,361      $ 25,192      $ 21,621      $  4,373
Total assets ......................................       135,312       109,554        65,629        57,539        23,651
Accounts payable-trade ............................        32,050        36,801        19,538        17,731         8,710
Short-term borrowings, including current maturities           587        22,687        12,465        12,138         6,793
Long-term debt ....................................          --             500         1,000         1,982         2,164
Total shareholders' equity ........................        98,352        43,462        29,597        23,362         4,196

----------

(1) We operated as an S Corporation from November 1, 1986 until February 21, 1995, at which time we became fully subject to federal and state income taxes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

    We currently sell two broad categories of products, multimedia subsystem products and specialized technology products. Our multimedia subsystem product line includes a wide selection of multimedia accelerators designed for use in mid-range to high-end PCs. Our multimedia subsystem product line also features several complementary products, including DVD decoder subsystems and PC/TV convergence subsystems. Our specialized technology products incorporate graphics technologies and are primarily designed to enable one computer to control simultaneously the display of multiple monitors.

    We sell our products to OEMs, the commercial market and the specialized technology market. We sell multimedia subsystem products both to OEMs as subsystems for their PC products and to the commercial market. Sales of multimedia accelerators and other multimedia subsystems to OEMs typically possess higher unit volumes and lower gross profit margins. Sales of multimedia products to the commercial market typically have modest unit volumes and higher gross profit margins than the sale of similar products to OEMs. Although sales volumes of specialized technology products are relatively low, we realize higher gross profit margins from the sale of these products than from the sale of multimedia subsystem products.

    For the fiscal years 1998 and 1997, sales of our products to OEMs represented approximately 80% and 79%, respectively, of total net sales. Sales to the commercial market represented approximately 12% of total net sales for fiscal years 1998 and 1997. Sales to specialized technology product markets constituted approximately 7% of total net sales for fiscal 1998 and 8% of total net sales for fiscal 1997. We derived the balance of total net sales primarily from third party assembly services. Third party assembly services comprised approximately 1% of total net sales for fiscal years 1998 and 1997. We export our products through all of our sales channels. Export sales of our products have grown moderately in recent periods. As a result, exports have increased as a percentage of net sales to 28% in fiscal 1998 from 27% in fiscal 1997. Our total gross profit margins and gross profits will likely fluctuate from period to period as a result of our product mix, sales channel mix, component costs and the competitive pricing pressures on our products.

    We recognize revenue upon shipment of our products. For products sold through the commercial channel, we generally allow returns in the form of stock rotation and price protection in the form of credits. Our current stock rotation policies permit a commercial customer to return a portion of the products purchased within specified time periods, if that customer places an order with us for additional products of equal or greater value. We also provide price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. We maintain reserves related to these programs, and we believe that such reserves are adequate.

    We have no guaranteed supply arrangements with any of our suppliers. We obtain most of the primary components of our products directly from the component manufacturers. The primary components of our products consist mainly of controller chips and memory chips. The prices of such components can change significantly from time to time. In the past we have experienced, and may in the future experience, increases in our unit component costs without being able to increase the price of the related products. Such an increase in component costs could negatively impact our gross profit margins and results of operations. In particular, occasional world-wide shortages of memory and controller chips and international tariff disputes have in the past resulted in substantial unit component cost increases that have materially adversely affected our gross profit margins and our results of operations.

    On December 13, 1998, we entered into the 3Dfx Merger Agreement. The 3Dfx Merger Agreement provides for the merger of a newly formed, wholly-owned subsidiary of 3Dfx with and into STB (the "3Dfx Merger"). STB will be the surviving corporation in the 3Dfx Merger and, upon consummation of the 3Dfx Merger, will become a wholly-owned subsidiary of 3Dfx. In the event of the consummation of the 3Dfx

Merger, the combination of 3Dfx's and STB's operations will result in many significant changes in STB's business and its related results of operations and financial condition.

RESULTS OF OPERATIONS

    The following table sets forth certain items from our Consolidated Statements of Operations as a percentage of net sales:

                                                                           PERCENTAGE OF NET SALES
                                                                           YEAR ENDED OCTOBER 31,
                                                                       -------------------------------
                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
Net sales............................................................      100.0%     100.0%     100.0%
Cost of sales........................................................       83.4%      74.9%      80.4%
                                                                       ---------  ---------  ---------
Gross profit.........................................................       16.6%      25.1%      19.6%
                                                                       =========  =========  =========
Operating expenses:
  Research and development...........................................        4.0%       3.4%       2.4%
  Sales and marketing................................................        6.6%       7.4%       6.1%
  General and administrative.........................................        4.8%       5.3%       5.3%
                                                                       ---------  ---------  ---------
Total operating expenses.............................................       15.4%      16.1%      13.8%
                                                                       ---------  ---------  ---------
Income from operations...............................................        1.2%       9.0%       5.8%
Interest expense, net................................................        0.2%       0.8%       0.6%
                                                                       ---------  ---------  ---------
Income before income taxes...........................................        1.0%       8.2%       5.2%
Provision for income taxes...........................................        0.3%       2.8%       1.8%
                                                                       ---------  ---------  ---------
Net income...........................................................        0.7%       5.4%       3.4%
                                                                       =========  =========  =========

FISCAL YEAR ENDED OCTOBER 31, 1998 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1997

    NET SALES. Net sales increased by $66.8 million, or 33.5%, from $199.5 million in fiscal 1997 to $266.3 million in fiscal 1998. This increase resulted from continued growth in all sales channels. Unit volume for fiscal 1998 increased by 25.7% over fiscal 1997. Our overall average unit selling prices increased slightly, primarily as a result of increased product performance and complexity and higher memory configurations. OEM channel sales increased $58.9 million, or 38.3%, from approximately $153.5 million in fiscal 1997 to approximately $212.4 million in fiscal 1998. Sales growth in the OEM channel primarily resulted from increased sales to existing customers. Commercial channel sales increased $8.9 million, or 37.1%, from approximately $23.9 million in fiscal 1997 to approximately $32.8 million in fiscal 1998. This increase in sales to the commercial channel resulted primarily from sales of the award winning Velocity 128, as well as the Black Magic Voodoo 2 and Velocity 4400 multimedia accelerators to established customers. Sales in the specialized technology market experienced moderate growth, increasing from approximately $15.2 million in fiscal 1997 to approximately $16.9 million in fiscal 1998, an increase of $1.7 million, or 11.3%. Unit volume for specialized technology products increased approximately 24.2%, while average unit selling prices declined slightly as a result of increased competition in the market. An increase in sales to existing customers also contributed to the moderate increase in sales of specialized technology products.

    GROSS PROFIT. Gross profit decreased by $5.8 million, or 11.6%, to $44.2 million in fiscal 1998, as compared to $50.0 million in fiscal 1997. For the period, gross profit as a percentage of net sales declined to 16.6% from 25.1%. The decrease in the amount of gross profit resulted primarily from increased pricing pressure in the commercial and OEM markets and, to a lesser degree, the decline in average selling prices in the specialized technology market. The decrease in gross profit as a percentage of net sales resulted primarily from
(i) increased pricing pressure on our products, (ii) a decrease in higher margin specialized technology products as a percentage of total sales, (iii) price protection credits granted during the period for the Velocity 128 and Black Magic Voodoo 2 products and (iv) additional reserves taken for potential excess and obsolete inventory.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $4.1 million, or 60.1%, to $10.8 million in fiscal 1998, as compared to $6.7 million in fiscal 1997. This increase resulted primarily from increased staffing levels at our corporate headquarters in Richardson, Texas, as well as at our design centers in Austin, Texas, Eugene, Oregon and Belfast, Northern Ireland. Expenses associated with new product development, software and driver development and continued enhancement and support of our existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 3.4% in fiscal 1997 to 4.0% in fiscal 1998.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $2.9 million, or 19.8%, to $17.7 million in fiscal 1998, as compared to $14.8 million in fiscal 1997. This increase resulted from additional staffing and commissions paid as a result of our growth and higher sales levels. A decrease in commissions paid to independent sales representatives partially offset the general increase in sales and marketing expenses. Increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales decreased from 7.4% in fiscal 1997 to 6.6% in fiscal 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $2.1 million, or 19.3%, to $12.7 million in fiscal 1998, as compared to $10.6 million in fiscal 1997. The increase is due primarily to expenses associated with our growth, including increased staffing, occupancy costs and other general operating expenses. Expenses associated with data processing, as well as increased goodwill amortization also contributed to the overall increase in general and administrative expenses. General and administrative expense as a percentage of net sales decreased from 5.3% in 1997 to 4.8% in 1998.

    NET INCOME. As a result of the foregoing factors, net income decreased by $9.0 million, or 83.9%, to $1.7 million in fiscal 1998, as compared to $10.7 million in fiscal 1997.

FISCAL YEAR ENDED OCTOBER 31, 1997 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1996

    NET SALES. Net sales increased by $19.3 million, or 10.7%, from $180.2 million in fiscal 1996 to $199.5 million in fiscal 1997. This increase result from continued growth in all sales channels. Unit volume for fiscal 1997 increased by 27.4% over fiscal 1996. At the same time, our average unit selling prices continued to decline primarily as a result of declines in component costs. OEM channel sales increased $8.0 million, or 5.5%, from approximately $145.5 million in fiscal 1996 to approximately $153.5 million in fiscal 1997. Sales growth in the OEM channel resulted primarily from increased sales to existing customers. Commercial channel sales increased $4.1 million, or 20.8%, from approximately $19.8 million in fiscal 1996 to approximately $23.9 million in fiscal 1997. This moderate increase in sales to the commercial channel resulted primarily from increased sales to established customers. Sales in the specialized technology market experienced significant growth, increasing from approximately $10.9 million in fiscal 1996 to approximately $15.2 million in fiscal 1997, an increase of $4.3 million, or 38.9%. Increased sales to existing customers and the sale of products to OEM workstation groups both contributed to the increase in sales of specialized technology products.

    GROSS PROFIT. Gross profit increased by $14.7 million, or 41.9%, to $50.0 million in fiscal 1997, as compared to $35.3 million in fiscal 1996. For the period, gross profit as a percentage of net sales increased to 25.1% from 19.6%. The increase in gross profit margin resulted primarily from increased sales of higher margin specialized technology products and, to a lesser degree, increased sales to the commercial channel. In addition, declines in component costs, economies of scale resulting from higher production volumes and greater manufacturing efficiencies also contributed to the increase in gross profit margin. Decreasing unit sales prices partially offset the increase in gross profit margins.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $2.3 million, or 52.2%, to $6.7 million in fiscal 1997, as compared to $4.4 million in fiscal 1996. This increase resulted primarily from additional staffing levels at our headquarters in Richardson, Texas, as well as at our design centers in Houston, Texas and Eugene, Oregon. During 1997 we expanded our research and development efforts by establishing and staffing a design center in Belfast, Northern Ireland. Expenses associated with new product development, software development and continued enhancement and support of our existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 2.4% in fiscal 1996 to 3.4% in fiscal 1997.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $3.8 million, or 34.6%, to $14.8 million in fiscal 1997, as compared to $11.0 million in fiscal 1996. This increase resulted from additional staffing and commissions paid as a result of our growth and higher sales levels, as well as increased travel and operating costs. Increased trade show expense, as well as increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales increased from 6.1% in fiscal 1996 to 7.4% in fiscal 1997.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $1.1 million, or 11.9%, to $10.6 million in fiscal 1997, as compared to $9.5 million in fiscal 1996. The increase resulted primarily from expenses associated with our growth, including increased staffing and related expenses and data processing costs. An increase in the allocation of certain costs related to the Mexican manufacturing operation to cost of goods sold partially offset the increase in general and administrative expenses. Facility expansion at our headquarters and related occupancy costs, including rent and insurance, also contributed to the overall increase in general and administrative expenses. As a result of the increase in operating income, expenses associated our profit sharing plan also increased. For the periods, general and administrative expense as a percentage of net sales remained unchanged at 5.3%.

    NET INCOME. As a result of the foregoing factors, net income increased by $4.7 million, or 77.2%, to $10.8 million in fiscal 1997, as compared to $6.1 million in fiscal 1996.

SEASONALITY

    Our quarterly operating results vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in our product mix, seasonal promotions by us and our customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.

LIQUIDITY AND CAPITAL RESOURCES

    Inventory and accounts receivable financing and manufacturing and other equipment expenditures constitute our principal capital and liquidity needs. We have generally financed these requirements and our operations through a combination of cash generated from operations, trade credit from vendors, bank borrowings and the proceeds from our public offerings. As a result of our rapid growth in recent years and our capital requirements, we completed a secondary public offering of 2,775,000 shares of STB Common Stock during the second quarter of fiscal 1998. We used the net proceeds from our secondary offering to reduce indebtedness and retained the balance for general corporate purposes. We recognize that future growth, if any, may require additional capital, particularly to support increased working capital needs, staffing requirements, promotional expenses and manufacturing facilities and equipment requirements.

    Cash used in operating activities was $148,000 in fiscal 1998, primarily attributable to increases in inventory and other assets, as well as decreases in accounts payable, partially offset by decreases in accounts receivable, as a result of declining revenues late in the fourth quarter. Cash used in operating activities was $3.9 million in fiscal 1997, resulting primarily from increases in inventory and accounts receivable, as a result of higher sales, partially offset by increased earnings and increases in accounts payable. At October 31, 1998, the Company's working capital amounted to $83.7 million, compared to $31.4 million at October 31, 1997. Cash and cash equivalents equaled $30.6 million and $3.9 million at October 31, 1998 and 1997, respectively.

    In fiscal 1998, we invested $3.1 million in capital equipment, compared with net purchases of equipment aggregating $9.6 million during fiscal 1997. Our investment in equipment is primarily attributable to manufacturing equipment additions and upgrades of existing equipment to support the increased demand for our products. During the first quarter of fiscal 1998, we completed a move to a new manufacturing facility in Juarez, Mexico, immediately adjacent to our previous facility. We have retained one-half of the previous facility for expansion. During the fourth quarter of fiscal 1997, we installed two new high speed surface-mount assembly lines at our new facility, at a total cost of approximately $6.3 million. We installed an additional line in the third quarter of fiscal 1998, at a cost of approximately $2.9 million. We financed this equipment through operating lease finance arrangements. During the fourth quarter of fiscal 1996, we installed four surface-mount technology assembly lines, at an approximate cost totaling $4.2 million. We financed this equipment through traditional lease financing arrangements also. Our aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.2 million at October 31, 1998 (see Note 8 of Notes to Consolidated Financial Statements). We expect that additional capital expenditures for similar types of equipment may be necessary to support any additional future customer demand and production requirements.

    We have a $40.0 million revolving credit facility ("Revolving Credit Facility"), as well as a $3.0 million term loan ("Term Loan"). At October 31, 1998, no amounts were outstanding under the Revolving Credit Facility and $2.7 million was outstanding under the Term Loan. Principal amounts outstanding under the Revolving Credit Facility bear interest at LIBOR plus 175 basis points (6.989% at October 31, 1998). Amounts outstanding under the Term Loan bear interest at LIBOR plus 250 basis points and are payable in 60 monthly installments of principal and interest. Payment of principal and interest began November 1, 1997. Formulas based on eligible accounts receivable determine availability under the new Revolving Credit Facility. All indebtedness under the Revolving Credit Facility matures on November 21, 1999, and indebtedness under the Term Loan matures on November 1, 2002 (subject to renewal of the Revolving Credit Facility through such date).

    In December 1997, we entered into a five-year agreement to construct and lease a new corporate headquarters in Richardson, Texas. Construction on the 210,000 square foot facility was completed in December 1998, and we completed our move into the facility during that month. We estimate the total cost of the building and the land to be approximately $22.8 million. The lessor agreed to fund the cost of the land and construction of the building. Rental payments commenced upon occupancy. We estimate that we will pay approximately $225,000 per month in rent over a four-year period beginning in the first quarter of fiscal 1999. This amount exceeds the expense of our previous headquarter facilities, because local rental rates have increased and we have increased the square footage of our corporate headquarters. The lease agreement also provides that the amount of the lease payments is subject to adjustment based upon prevailing interest rates. Consequently, an increase in prevailing interest rates will increase the expense of our facilities. We have recently entered into an interest rate swap agreement that fixes the interest rate on a majority of our lease obligation at 7.55%. We are also seeking opportunities to sublease that portion of our new headquarters that we do not expect to utilize immediately. At the end of the initial five-year lease, we have the option to renew the lease for an additional five years, pay off the underlying debt or cause the building to be sold. In the event of a sale, the proceeds are to be used to retire the underlying debt. Any excess will be paid to us. We are generally responsible for any remaining unpaid balance owing on the underlying obligation after the sale of the facility.

YEAR 2000 ASSESSMENT

    STATE OF READINESS: STB has performed a company-wide evaluation to assess the ability of its products and its information technology ("IT") and non-IT systems to properly function and execute transactions in the Year 2000. STB's Year 2000 Project is divided into three major sections: (a) Infrastructure, which includes internal management information systems, computers, servers, networks to support the business and any non-IT systems used in the operation of the business; (b) Third party Suppliers, which includes those suppliers that provide STB with components that are used in the manufacture of its products; and (c) STB Products which includes those products that generate revenue for STB. The Project has been divided into six phases: (1) Awareness and Communication; (2) Inventory; (3) Assessment; (4) Renovation; (5) Testing; and
(6) Rollout. As discussed below, STB has substantially completed the first three phases of the Year 2000 Project for its Infrastructure; the first phase for its Third Party Suppliers and all phases for its Customer Products and Services. All phases of the Project are expected to be completed by the third quarter of 1999.

    INFRASTRUCTURE: STB has completed an assessment of its IT and non-IT systems and currently is in the renovation phase for these systems. STB has completed the renovation of its IT hardware systems and expects to complete a renovation of its various software systems by June 1999. The Renovation, Testing and Rollout phases of the Project are expected to be complete by July 1999. STB has distributed a letter to each of its vendors that supply systems or software for its IT and non-IT systems to determine the systems' Year 2000 status. A majority of the recipients have responded to the letter, and most of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem either currently or through upgrades to existing systems. A majority of the total systems are either compliant currently or have been upgraded. STB is assessing these responses and will continue to communicate with vendors that are material to its operations to gain satisfactory assurances. If such assurances are not obtained, STB will seek alternatives, including contracting with other vendors.

    THIRD PARTY SUPPLIERS: STB has taken a inventory of the components supplied from third party suppliers that are used in conjunction with its products. STB has contacted significant third party suppliers in an effort to assess the state of their Year 2000 readiness. To date, a majority of the recipients have responded to the letter, and approximately 20% of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem. Approximately 25% of those responding have not been willing to certify the Year 2000 compliance of their products. STB is continuing to obtain responses to the letter and at the same time is formulating a contingency plan that includes identifying alternate suppliers in the event STB is unable to obtain such assurances. Many of STB's components and services are obtained from sources that are not the sole source for such items. Accordingly, STB believes that alternative means are generally available that are Year 2000 compliant from which to obtain components and services.

    STB PRODUCTS AND SERVICES: During 1998, all of STB's products that were produced in the last five years were tested and confirmed as compliant. STB has transmitted letters to its customers notifying them of their current year 2000 readiness status. In general, STB believes that the nature of the functionality of its products do not entail any date type functions. Therefore STB believes that, the products do not have any Year 2000 performance implications.

    COSTS: To date, STB has spent approximately $170,000 relating to software, training and labor costs for its Year 2000 Project, of which $100,000 was incurred for replacement costs for non-compliant software systems as well as the acceleration of replacement of certain other systems as a result of the Year 2000 issue. STB currently estimates that its software, training and labor costs through fiscal year 1999 relating to the Year 2000 Project will be approximately $100,000. No assurances, however, can be given that these costs will not exceed such amount or that STB will not have to use other sources for these amounts. Funds for the Year 2000 Project are expected to be paid for out of operations.

    RISKS: If STB does not successfully complete its Year 2000 Project, it could, among other results, prevent it from receiving orders and delivering Year 2000 compliant goods to customers and prevent it from placing orders and receiving sufficient quantities of supplies from vendors, which could have a material effect on the STB's ability to market, sell and implement its products, which could have a material adverse effect on its financial condition and results of operations. In addition, as a result of Year 2000 concerns, the PC industry as a whole may experience declining growth rates and a decreased demand for PCs and PC related products. There can be no assurances that third parties will be Year 2000 compliant in a timely manner.

    CONTINGENCY PLANS: Although STB has not adopted a formal contingency plan, it is currently assessing alternatives, which may be implemented in the event Year 20000 issues arise.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), was issued. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It mandates that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. STB will adopt FAS 130 in the year ending October 31, 1999. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption.

    In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("FAS 131"), was issued, FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. STB will adopt FAS 131 in the year ending October 31, 1999.

    On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires computer software costs related to internal use software that are incurred in the preliminary project stage should be expensed as services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, STB will adopt SOP 98-1 in its financial statements for the year ending October 31, 1999. STB does not believe the adoption of SOP 98-1 will have a material effect on its results of operations or financial condition.

    On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (November 1, 1999 for STB). FAS 133 requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. STB is currently evaluating implementation of FAS 133 and the effects the statement will have on its financial statements and disclosures. STB believes that, due to the current limited use of derivative instruments, adoption of the statement will not have a material effect on its results of operations, financial position, capital resources or liquidity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of STB Systems, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of STB Systems, Inc. and subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of STB Systems, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
December 12, 1998, except as to Note 15,
  which is as of January 15, 1999

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                           OCTOBER 31, 1998 AND 1997
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                               1998        1997
                                                                                            ----------  ----------

                                                      ASSETS
Current Assets:
  Cash and cash equivalents...............................................................  $   30,639  $    3,869
  Accounts receivable--trade, net of allowance for doubtful accounts of $520 and $465.....      32,508      47,208
  Inventories, net........................................................................      48,993      41,295
  Other current assets....................................................................       6,444       1,970
                                                                                            ----------  ----------
    Total current assets..................................................................     118,584      94,342
Property and equipment, net...............................................................      11,586      12,348
Other assets..............................................................................       5,142       2,864
                                                                                            ----------  ----------
    Total assets..........................................................................  $  135,312  $  109,554
                                                                                            ==========  ==========

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt.........................................................................  $       --  $   21,520
  Accounts payable--trade.................................................................      32,050      36,801
  Accrued wages, commissions and bonuses..................................................         694       1,466
  Other accrued liabilities...............................................................       1,534       2,027
  Current portion of long-term liabilities................................................         587       1,167
                                                                                            ----------  ----------
    Total current liabilities.............................................................      34,865      62,981
                                                                                            ----------  ----------
Long-term liabilities:
  Long-term notes payable.................................................................          --         500
  Obligations under capital leases and other long-term liabilities........................       2,095       2,611
                                                                                            ----------  ----------
    Total long-term liabilities...........................................................       2,095       3,111
                                                                                            ----------  ----------
Shareholders' equity:
  Preferred stock, 2,000,000 shares authorized, none issued or outstanding................          --          --
  Common stock, $.01 par value, 25,000,000 shares authorized, 13,302,687 and 10,452,473
    shares issued, respectively...........................................................         133         105
Additional paid-in capital................................................................      82,875      25,357
Retained earnings.........................................................................      19,977      18,245
                                                                                            ----------  ----------
                                                                                               102,985      43,707
Treasury stock, 696,800 and 35 shares, respectively, at cost..............................      (4,633)       (245)
                                                                                            ----------  ----------
Total shareholders' equity................................................................      98,352      43,462
                                                                                            ----------  ----------
    Total liabilities and shareholders' equity............................................  $  135,312  $  109,554
                                                                                            ==========  ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
Net sales...............................................................  $    266,270  $    199,485  $    180,155
Cost of sales...........................................................       222,018       149,439       144,879
                                                                          ------------  ------------  ------------
Gross Profit............................................................        44,252        50,046        35,276
                                                                          ------------  ------------  ------------
Operating expenses:
  Research and development..............................................        10,794         6,740         4,428
  Sales and marketing...................................................        17,717        14,788        10,986
  General and Administrative............................................        12,666        10,618         9,486
                                                                          ------------  ------------  ------------
Total operating expenses................................................        41,177        32,146        24,900
                                                                          ------------  ------------  ------------
Income from operations..................................................         3,075        17,900        10,376
Interest expense, net...................................................           439         1,649         1,113
                                                                          ------------  ------------  ------------
Income before income taxes..............................................         2,636        16,251         9,263
Provision for income taxes..............................................           904         5,481         3,186
                                                                          ------------  ------------  ------------
Net income..............................................................  $      1,732  $     10,770  $      6,077
                                                                          ============  ============  ============
Net income per share:
  Basic.................................................................  $       0.14  $       1.05  $       0.60
                                                                          ============  ============  ============
  Diluted...............................................................  $       0.13  $       0.97  $       0.59
                                                                          ============  ============  ============
Weighted average shares outstanding:
  Basic.................................................................    12,133,560    10,297,929    10,158,803
                                                                          ============  ============  ============
  Diluted...............................................................    12,882,864    11,146,602    10,309,256
                                                                          ============  ============  ============


  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

               FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                                                     1998        1997       1996
                                                                                  ----------  ----------  ---------

Cash flows from operating activities:
  Net income....................................................................  $    1,732  $   10,770  $   6,077
  Adjustments to reconcile net income to net cash flow from operating activities:
    Depreciation and amortization...............................................       3,885       2,550      1,252
    Changes in assets and liabilities:
      Accounts receivable--trade................................................      14,700     (18,506)    (7,397)
      Inventories, net..........................................................      (7,698)    (13,652)       727
      Other current assets......................................................      (4,474)       (621)      (479)
      Other assets..............................................................      (2,277)       (763)       151
      Accounts payable--trade...................................................      (4,751)     15,543      1,807
      Accrued wages, commissions, and bonuses...................................        (772)        322        585
      Other accrued liabilities.................................................        (493)        419        817
                                                                                  ----------  ----------  ---------
        Net cash provided by (used in) operating activities.....................        (148)     (3,938)     3,540
                                                                                  ----------  ----------  ---------
Cash flows from investing activities:
Purchases of property and equipment.............................................      (3,124)     (9,580)    (3,086)
Investment in subsidiary........................................................          --        (236)        --
                                                                                  ----------  ----------  ---------
      Net cash used in investing activities.....................................      (3,124)     (9,816)    (3,086)
                                                                                  ----------  ----------  ---------
Cash flows from financing activities:
Borrowings (payments) on short-term debt........................................     (21,520)      9,760       (351)
Borrowings (payments) on long-term debt.........................................      (1,596)      2,297     (1,003)
Issuance of common stock, net of issue costs....................................         474       1,218        158
Proceeds from secondary offering................................................      57,104          --         --
Repurchase of common stock......................................................      (4,633)         --         --
Tax benefit from exercise of stock options......................................         213         928         --
                                                                                  ----------  ----------  ---------
Net cash provided by(used in) financing activities..............................      30,042      14,203     (1,196)
                                                                                  ----------  ----------  ---------
Net increase (decrease) in cash and cash equivalents............................      26,770         449       (742)
Cash and cash equivalents at beginning of period................................       3,869       3,420      4,162
                                                                                  ----------  ----------  ---------
Cash and cash equivalents at end of period......................................  $   30,639  $    3,869  $   3,420
                                                                                  ==========  ==========  =========
Supplemental disclosure of cash flow information:
  --Cash paid for interest in 1998, 1997 and 1996 was $1,235, $1,640, and $1,243, respectively.
  --Cash paid for income taxes in 1998, 1997 and 1996 was $3,400, $4,375 and $2,775, respectively.



  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

               FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                     COMMON STOCK        ADDITIONAL                 TREASURY STOCK
                                                ----------------------     PAID-IN    RETAINED     ------------------
                                                 SHARES       AMOUNT       CAPITAL    EARNINGS      SHARES    AMOUNT     TOTAL
                                                ----------   ---------   ----------   ---------    -------  ---------  ---------
BALANCE, OCTOBER 31, 1995...................    10,125,000   $     102    $  22,103   $   1,402         35  $    (245) $  23,362
Issuance of common stock....................        30,596           0          158                                          158
Net Income..................................                                              6,077                            6,077
                                                ----------   ---------    ---------   ---------    -------  ---------  ---------
BALANCE, OCTOBER 31, 1996...................    10,155,596         102       22,261       7,479         35       (245)    29,597
Issuance of common stock....................       231,830           3        1,218                                        1,221
Investment in subsidiary....................        65,047                      950                                          950
Cumulative translation gain.................                                                 (4)                              (4)
Tax benefit from exercise of stock
  options...................................                                    928                                          928
Net Income..................................                                             10,770                           10,770
                                                ----------   ---------    ---------   ---------    -------  ---------  ---------
BALANCE, OCTOBER 31, 1997...................    10,452,473         105       25,357      18,245         35       (245)    43,462
Net proceeds from secondary offering........     2,775,000          28       57,076                                       57,104
Issuance of common stock....................        75,249           0          474                                          474
Retirement of treasury stock................           (35)                    (245)                   (35)       245          0
Common stock repurchase.....................                                                       696,800     (4,633)    (4,633)
Tax benefit from exercise of stock
  options...................................                                    213                                          213
Net Income..................................                                              1,732                            1,732
                                                ----------   ---------    ---------   ---------    -------  ---------  ---------
BALANCE, OCTOBER 31, 1998...................    13,302,687   $     133    $  82,875   $  19,977    696,800  $  (4,633) $  98,352
                                                ==========   =========    =========   =========    =======  =========  =========



  The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    STB Systems, Inc. develops, manufactures and sells a wide selection of multimedia accelerators, other multimedia subsystem products and specialized technology products designed for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly owned subsidiary and provides manufacturing services to STB Systems, Inc. Symmetric Simulation Systems, Inc., also a wholly owned subsidiary of STB Systems, Inc., designs high-end 3D graphics acceleration products.

    PRINCIPLES OF CONSOLIDATION--The accompanying financial statements include the consolidated accounts of STB Systems, Inc., STB Assembly, Inc. and Symmetric Simulation Systems, Inc., (collectively referred to as the "Company"). STB de Mexico S.A. de C.V. ("STB de Mexico"), a majority owned subsidiary of STB Assembly, Inc., is a Mexican corporation operated as a maquiladora and performs assembly services for STB Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in STB de Mexico are insignificant for financial reporting purposes.

    MANAGEMENT ESTIMATES--In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

    CASH AND CASH EQUIVALENTS--Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Investments with initial maturities of three months or less qualify as cash equivalents.

    REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE--The Company recognizes revenue from product sales upon shipment. Sales to original equipment manufacturers ("OEMs") account for a significant portion of the Company's sales. The Company offers its OEM customers a limited warranty for a period of typically 15 to 36 months. Costs associated with the warranty program are accrued when revenue is recognized and are determined on the basis of estimated future costs to fulfill the warranty commitment.

    Stock rotation return rights, under specified conditions, are provided to certain retail customers for recently purchased products, provided an equivalent dollar amount of other products is purchased at the time of the return. Also, in the event the Company reduces its selling prices, certain retail customers receive price protection credit for the difference between the original purchase price of products remaining in specified levels of their inventories and the Company's reduced price for such products. Sales adjustments resulting from stock rotation returns and price protection programs are estimated by management and accrued in the period in which the sale is made. These sales adjustments have generally not been significant. Management's estimates of the costs associated with the price protection and stock rotation programs are based on the Company's historical experience with such arrangements and its evaluation of exposure at each balance sheet date resulting from these policies. The Company's sales are presented net of stock rotation returns and price adjustments.

    The Company participates in cooperative advertising programs with certain distributors. These programs are used by the Company to reimburse distributors for certain forms of advertising, and in general, allows distributors credits up to a specified percentage of net purchases. Credits for cooperative advertising earned by the distributor, may be taken up to six months after the sale has occurred. The Company's costs associated with these programs are estimated and accrued at the time of sale and are included in sales and marketing expenses.

    INVENTORIES--Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis using a moving weighted average methodology.

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation is computed for financial statement purposes using an accelerated method over the estimated useful lives of the assets, which range from three to five years. Amortization of assets recorded under capital leases is included in depreciation expense. Depreciation and amortization expense for each of the years ended October 31, 1998, 1997 and 1996 was $3,885,000, $2,550,000 and
$1,252,000, respectively.

    LONG-LIVED ASSETS--Long-lived assets held and used by the Company, or to be disposed of, are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book value of the assets and the estimated fair value of the related assets. Based on its most recent analysis, the Company believes that no impairment of long-lived assets existed at October 31, 1998.

    RESEARCH AND DEVELOPMENT--Research and development costs are charged to expense as incurred.

    INCOME TAXES--Effective February 21, 1995 and in connection with the Company's initial public offering ("Stock Offering"), the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) on a prospective basis (see Note 2). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using estimated tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

    ACCOUNTING FOR STOCK-BASED COMPENSATION--In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123) was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the statement of operations, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements. Accordingly, the Company has adopted SFAS 123 on a disclosure basis only.

    FINANCIAL INSTRUMENTS--As of October 31, 1998 and 1997 the fair values of the Company's revolving credit balance and the fair values of the Company's fixed-rate debt approximates the related carrying values.

    STOCK SPLIT--During 1997, the Company declared a three-for-two split of the Company's common stock. The stock split was effected in the form of a stock dividend on July 17, 1997. Additionally, on January 27, 1998, another three-for-two split of the Company's common stock was declared. Again, the stock split was effected in the form of a stock dividend on February 29, 1998, and resulted in the issuance of 3,491,182 additional shares. Share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock splits.

    EARNINGS PER SHARE--In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per share" (SFAS 128). The Company adopted SFAS 128, which establishes standards for computing and presenting earnings per share (EPS), in the first quarter of fiscal 1998. This statement requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes the effect of potentially dilutive securities while diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock.

    FOREIGN CURRENCY TRANSLATION--The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income.

    OTHER ASSETS--During the fourth quarter of fiscal 1998, the Company invested $3 million in a supplier. The investment is in the form of a Convertible Subordinated Note. In the event the supplier sells common stock in an initial public offering prior to December 31, 1998, the investment will convert to common stock at a discount from the price per share of the common stock in the initial public offering. In the event the supplier does not complete an initial public offering prior to December 31, 1998, then on January 15, 1999 the investment shall automatically convert into common stock of the supplier (see
Note 15, Subsequent Events). The investment is included in other assets.

NOTE 2--INITIAL PUBLIC OFFERING AND SECONDARY OFFERING

    On December 16, 1994, the Board of Directors of the Company authorized an initial public offering of the Company's common stock ("Stock Offering"). Accordingly, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of common stock. On February 14, 1995, 4,500,000 shares of common stock were offered to the public at a price of $5.33 per share. Proceeds from the Company's Stock Offering totaled $24,000,000, net of $2,322,000 of Stock Offering expenses. The Company's stock is listed on the NASDAQ National Market under the symbol "STBI".

    On February 25, 1998, the Company filed a registration statement on Form S-3 to offer an additional 3,000,000 shares of its common stock to the public in a secondary offering at a price of $22.00 per share. On March 20, 1998, the offering was completed and of the shares being offered, 2,775,000 shares were sold by the Company and 225,000 were sold by certain selling shareholders. Proceeds to the Company from the secondary offering totaled $61,050,000, net of $3,946,000 of secondary offering expenses.

NOTE 3--ACQUISITION

    During the quarter ended April 30, 1997, STB Systems, Inc. acquired all of the outstanding shares of Symmetric Simulation Systems, Inc. ("Symmetric"). Symmetric designs and builds high-end 3D graphics acceleration products for use in applications such as computer-aided design, product visualization and animation. This transaction was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" (APB 16). As consideration, the Company issued 65,047 shares of stock at a fair market value of $950,000 and cash in the amount of $236,000. As a result of the acquisition, the Company recorded goodwill in the amount of $1,648,000, which is included in other assets. At October 31, 1998, the Company evaluated the remaining useful life of the goodwill, and accordingly, changed the straight-line amortization period to five years from seven years. Based on an analysis of the undiscounted cash flow of the associated assets, no impairment of the asset was recorded. Unamortized goodwill at October 31, 1998 was $982,000.

    The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values on the date of acquisition, as follows:

                                                                                MARCH 18, 1997
                                                                                ---------------
                                                                                (IN THOUSANDS)

Working capital, other than cash..............................................     $   1,166
Property, plant and equipment.................................................            89
Other assets..................................................................             4
Goodwill......................................................................         1,648
Other liabilities.............................................................        (1,720)
                                                                                   ---------
Purchase price, net of cash received..........................................     $   1,187
                                                                                   =========

NOTE 4--INVENTORIES

    Inventories at October 31 consist of the following:

                                                                            1998       1997
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)

Raw materials...........................................................  $  26,885  $  22,416
Work-in-process.........................................................     16,289     13,416
Finished goods..........................................................      5,819      5,463
                                                                          ---------  ---------
Inventories, net........................................................  $  48,993  $  41,295
                                                                          =========  =========

NOTE 5--PROPERTY AND EQUIPMENT

    Property and equipment at October 31 consist of the following:

                                                                            1998       1997
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)

Furniture and equipment.................................................  $  17,876  $  16,485
Leasehold improvements..................................................      1,866        746
                                                                          ---------  ---------
                                                                             19,742     17,231
Less: accumulated depreciation..........................................     (8,156)    (4,883)
                                                                          ---------  ---------
Property and equipment, net.............................................  $  11,586  $  12,348
                                                                          =========  =========

NOTE 6--SHORT-TERM DEBT

    On November 21, 1997, the Company entered into a credit agreement with a bank, whereby the Company can borrow up to $30,000,000, against a revolving credit facility ("Revolving Credit Facility"). The borrowing capacity under the Revolving Credit Facility was increased to $40,000,000 in January 1998. The Revolving Credit Facility is payable upon demand, and bears interest at Libor plus 175 basis points (6.989% at October 31, 1998). In addition, the Company will incur a fee on the unused portion of the commitment, at an annual rate of
 .375%, payable quarterly, in arrears. There was no outstanding balance under the Revolving Credit Facility at October 31, 1998. All indebtedness under the Revolving Credit Facility matures on November 1, 1999.

    Availability under the Revolving Credit Facility is subject to limitations determined by the Company's borrowing base, which is calculated based on eligible accounts receivable, as defined in the Revolving

Credit Facility agreement. In connection with the re-negotiation of the Revolving Credit Facility in January 1998, the Company incurred additional fees in the amount of $103,000.

    At October 31, 1997, the Company had $21,520,000 outstanding under a $25,000,000 credit agreement with a bank. This line of credit had an interest rate of prime plus .75% (9.25% at October 31, 1997). All outstanding balances under this credit agreement were satisfied with funds obtained from the Revolving Credit Facility.

NOTE 7--LONG-TERM LIABILITIES

    Long-term liabilities at October 31 consist of the following:

                                                                                 1998          1997
                                                                               ---------     ---------
                                                                                    (IN THOUSANDS)

Mezzanine Facility, interest at prime plus .75%, payable in monthly installments of interest-only through November 1, 1995 and principal and interest from December 1, 1995 through November 1, 1999, collateralized
  by certain assets of the Company........................................     $      --     $   1,000
Obligations under capital leases..........................................         2,682         3,278
                                                                               ---------     ---------
                                                                                   2,682         4,278
Less: current portion.....................................................          (587)       (1,167)
                                                                               ---------     ---------
Long-term liabilities.....................................................     $   2,095     $   3,111
                                                                               =========     =========

    In connection with the Revolving Credit Facility, the Company entered into a long-term loan agreement ("Term Loan") in the amount of $3,000,000 which is structured as a sale/leaseback transaction and is included in obligations under capital leases. The Term Loan is collateralized by certain assets of the Company, and bears interest at the rate of Libor plus 250 basis points (7.739% at October 31, 1998). The Term Loan is payable in monthly installments of principal and interest over five years.

    The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases and the present value of the minimum capital lease payments at October 31, 1998 are:


YEARS ENDING OCTOBER 31,                                                           (IN THOUSANDS)
-------------------------------------------------------------------------------
1999...........................................................................         $  786
2000...........................................................................            754
2001...........................................................................            690
2002...........................................................................            690
2003 and thereafter............................................................             --
                                                                                        ------
                                                                                         2,920
Less: amount representing interest.............................................           (238)
                                                                                        ------
Present value of the minimum capital lease payments............................         $2,682
                                                                                        ======

NOTE 8--COMMITMENTS AND CONTINGENCIES

    The Company leases office space and equipment under various noncancelable operating lease agreements extending through 1999. Rental expense for each of the years ended October 31, 1998, 1997 and 1996 was $4,602,000, $2,136,000 and
$856,000, respectively. In the first quarter of fiscal 1999, the

Company moved its Corporate headquarters to a new 210,000 square foot facility in Richardson, Texas. Future minimum lease payments for the new facility are included in the table below.

    At October 31, 1998, future minimum lease payments for such operating leases are:


YEARS ENDING OCTOBER 31,                                                           (IN THOUSANDS)
-------------------------------------------------------------------------------
1999...........................................................................      $   5,749
2000...........................................................................          5,170
2001...........................................................................          5,187
2002...........................................................................          5,121
2003...........................................................................          3,513
Thereafter.....................................................................          2,860
                                                                                     ---------
Total..........................................................................      $  27,600
                                                                                     =========

    The Company installed three high speed surface-mount assembly lines at its facility in Juarez, Mexico. The first two assembly lines were installed during the fourth quarter of fiscal 1997, at a total cost of $6.3 million. The third line was installed during the third quarter of fiscal 1998, at a cost of $2.9 million. The equipment has been financed through operating lease finance arrangements. Under the operating lease arrangements, the Company must make 60 monthly payments of $60,775, $53,691 and $49,659, respectively. During the fourth quarter of fiscal 1996, the Company installed four SMT assembly lines, at an approximate cost of $4.2 million. This equipment was also financed through operating lease finance arrangements. The Company's aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.2 million at October 31, 1998.

    In December 1997, the Company entered into a five-year lease agreement for a new corporate headquarters facility to be constructed in fiscal 1998. Construction on the 210,000 square foot facility began in December 1997 and was completed in December 1998. The total cost is estimated to be $22.8 million (including land). The lessor has agreed to fund the cost of the land and construction of the building (subject to reductions based on certain conditions in the lease agreement). The Company began occupying the facility during the first fiscal quarter of 1999 with rental payments commencing upon occupancy. Under the lease agreement, the Company is responsible for all operating expenses of the facility along with a lease payment that is subject to adjustment based upon prevailing interest rates. The Company has entered into an interest rate swap agreement effective upon occupancy whereby the Company, via the swap, is fixing the rent payments on the lease. Upon completion of the initial five-year agreement, the Company has the option to purchase the property, renew the lease for an additional five years, or arrange for the facility to be sold. In the case that the facility is sold for less than the original cost, the Company has guaranteed to the lessor to make up for any shortfall.

    In June 1998, the Company granted a major customer a warrant to purchase up to 420,000 shares of the Company's common stock over the next five calendar years. The customer receives the right to exercise the warrant upon achieving certain levels of business in each of the calendar years 1998 through 2000. Upon attainment of the specified level of business, the customer has three years to exercise the warrants applicable to that year. The exercise price of the warrant was based upon the closing price on the date the warrant was signed. The specified sales levels for 1998 were not met; therefore, the customer did not vest in any of the warrants during the year ended October 31, 1998.

    In August 1998, a lawsuit was filed by a supplier to the Company seeking payment in the amount of $1.2 million, representing an unpaid balance allegedly owing for components sold to the Company. The Company denies the claim on the basis that the components do not meet the stated specifications and that the supplier has breached an implied duty to its customer by entering into a line of business that competes with the Company. The Company has filed a counter claim against the supplier for damages in excess of the amount claimed by the supplier. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's financial condition. In August 1998, a lawsuit was filed by two employees of the Company alleging implied termination of their employment seeking damages pursuant to their employment contracts with the Company. The Company denies the allegations. Formal discovery has begun and the Company intends to vigorously defend its position. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's financial condition.

    In October 1998, a class action lawsuit was filed in Dallas, Texas, County Court against the Company and certain of its officers and directors, alleging the prospectus and registration statement of the Company's secondary stock offering in March 1998 contained false and materially misleading facts, and omitted to state material facts. The members of the class seek unspecified damages. The Company denies the allegations. No formal discovery has yet been undertaken, and the Company intends to vigorously defend the action. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's financial condition.

NOTE 9--MAJOR CUSTOMERS

    Sales to major customers, as a percentage of net sales, were as follows for each of the years ended October 31:

CUSTOMER                                                                          1998      1997     1996
-------------------------------------------------------------------------         ----      ----     ----
A........................................................................          39%       35%      47%
B........................................................................          31%       20%       8%
C........................................................................           5%       11%      --

    Net sales to customers within the United States and to customers in foreign countries were as follows for each of the years ended October 31:

                                                              1998        1997        1996
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)

United States............................................  $  191,768  $  144,665  $  144,761
Europe...................................................      58,945      42,510      32,654
Other....................................................      15,557      12,310       2,740
                                                           ----------  ----------  ----------
                                                           $  266,270  $  199,485  $  180,155
                                                           ==========  ==========  ==========

NOTE 10--EMPLOYEE BENEFIT PLAN AND PROFIT SHARING PLAN

    The Company has a 401(K) plan for all full-time employees. During fiscal 1997, the Company modified the plan contribution amount. The new plan provides for the Company to make contributions of up to 50% of the amount of an employee's contribution, but not more than 2% of an employee's total cash compensation. Prior to the change, the Company made contributions of up to 25% of the amount of an employee's contribution, up to 1% of the employee's total cash compensation. The Company incurred expense of $226,000, $149,000 and $43,000 for the years ended October 31, 1998, 1997 and 1996, respectively, for its contributions to this plan.

    The Company's profit sharing plan provides for 10% of the Company's income before taxes to be paid as additional compensation to participants in the plan. Employees meeting eligibility requirements participate in the plan. The Company incurred compensation expense of $1,019,000, $1,464,000 and $991,000 for the years ended October 31, 1998, 1997 and 1996, respectively, as a result of the Company's obligations under the profit sharing plan.

NOTE 11--EARNINGS PER SHARE

    The following table sets forth the basic and diluted EPS computation for the years ended October 31:

                                                          1998          1997          1996
                                                      ------------  ------------  ------------
Net income (in thousands)...........................  $      1,732  $     10,770  $      6,077
                                                      ------------  ------------  ------------
BASIC
Weighted average number of shares outstanding.......    12,133,560    10,297,929    10,158,803
                                                      ------------  ------------  ------------
Net income per share................................  $       0.14  $       1.05  $       0.60
                                                      ============  ============  ============


DILUTED

Weighted average number of shares outstanding.......    12,133,560    10,297,929    10,158,803
Additional weighted average shares from assumed
  exercise of dilutive stock options, net of shares
  assumed to be repurchased with exercise
  proceeds..........................................       749,304       848,673       150,453
                                                      ------------  ------------  ------------
Weighted average number of shares outstanding.......    12,882,864    11,146,602    10,309,256
                                                      ------------  ------------  ------------
Net income per share................................  $       0.13  $       0.97  $       0.59
                                                      ============  ============  ============

NOTE 12--INCOME TAXES

    PROVISION FOR INCOME TAXES--The components of the income tax provision for the years ended October 31, are as follows:

                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
                                                                          (IN THOUSANDS)

Current Provision:
  Federal.......................................................  $   1,320  $   5,018  $   3,468
  State.........................................................        210         95         81
  Foreign.......................................................        387        265         68
                                                                  ---------  ---------  ---------
                                                                      1,917      5,378      3,617
                                                                  =========  =========  =========
Deferred (benefit) expense:
  Federal.......................................................     (1,013)      (800)      (431)
  Effect of stock option exercises..............................         --        903         --
                                                                  ---------  ---------  ---------
                                                                     (1,013)       103       (431)
                                                                  ---------  ---------  ---------
Provision for income taxes......................................  $     904  $   5,481  $   3,186
                                                                  =========  =========  =========

    A reconciliation of taxes based on the federal statutory rate and the provision for income taxes is summarized as follows for the years ended October 31:

                                                   1998            1997            1996
                                                  ------          ------          ------
Income taxes at the federal statutory rate ..       35.0%           35.0%           34.0%
State income taxes, net of federal benefit ..        5.2%            0.4%            0.6%
Foreign tax credit, net .....................        0.0%           (1.6)%           (.1)%
R&D credit ..................................      (18.2)%          (1.9)%          (1.5)%
Permanent difference ........................        9.7%            1.2%            0.8%
Other, net ..................................        2.6%            0.6%            0.6%
                                                  ------          ------          ------
Provision for income taxes ..................       34.3%           33.7%           34.4%
                                                  ======          ======          ======

    The Company is required to provide deferred income taxes for cumulative temporary differences arising from asset and liability basic differences between financial and income tax reporting purposes. As a result, the Company has recorded a deferred tax assets resulting primarily from differing methods of recognizing inventory reserves and bad debt allowances for financial and income tax reporting purposes. The deferred tax assets at October 31 are composed of the following and are included in other current assets in the consolidated balance sheets:

                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
                                                                           (IN THOUSANDS)

Bad debt reserves................................................  $     182  $     163  $     113
Inventory reserves...............................................      2,021        490        476
Depreciation.....................................................        312         87         62
Various expense accruals.........................................        277        216        408
Tax credit.......................................................         80         --         --
Stock option tax benefit.........................................         --        903         --
                                                                   ---------  ---------  ---------
Deferred tax asset...............................................  $   2,872  $   1,859  $   1,059
                                                                   =========  =========  =========

NOTE 13--STOCK PLANS

LONG-TERM INCENTIVE PLAN

    The Company's 1995 Long-Term Incentive Plan provides for the granting of incentive stock options and non-qualified stock options to purchase common stock, stock appreciation rights, restricted stock and performance units to key executives and other key employees of the Company. In April 1997, the plan increased its number of authorized shares of common stock to be used for stock options, stock appreciation rights, or restricted stock from 1,912,500 to 2,250,000 shares. All options vest at the rate of 20% per year on each of the first five anniversaries of the date of grant. At October 31, 1998, options to purchase

634,500 shares were exercisable. The plan will terminate on December 31, 2004. Stock option activity during fiscal 1998, 1997 and 1996 is as follows:

                                                 NUMBER        OPTION PRICE     WEIGHTED AVERAGE
                                               OF SHARES     RANGE PER SHARE     EXERCISE PRICE
                                               ----------    ---------------    ----------------
Balance at October 31, 1995..................     987,750     $ 5.33 - $ 6.17         $  5.35
  Granted....................................     916,875     $ 4.11 - $10.39         $  8.43
  Terminated.................................     (73,125)    $ 4.61 - $ 5.33         $  5.05
  Exercised..................................     (24,750)    $ 5.33 - $ 5.33         $  5.33
                                                ---------     ---------------         -------
Balance at October 31, 1996..................   1,806,750     $ 4.11 - $10.39         $  6.93
                                                ---------     ---------------         -------
  Granted....................................     137,625     $ 8.67 - $25.67         $ 15.25
  Terminated.................................     (31,500)    $ 5.33 - $ 7.67         $  6.92
  Exercised..................................    (198,225)    $ 4.11 - $10.39         $  5.45
                                                ---------     ---------------         -------
Balance at October 31, 1997..................   1,714,650     $ 4.11 - $25.67         $  7.77
                                                ---------     ---------------         -------
  Granted....................................     787,375     $ 6.75 - $25.94         $ 10.23
  Terminated.................................    (267,500)    $ 4.33 - $25.94         $ 14.47
  Exercised..................................     (73,725)    $ 4.33 - $14.61         $  6.23
                                                ---------     ---------------         -------
Balance at October 31, 1998..................   2,160,800     $ 4.11 - $15.08         $  7.89
                                                =========     ===============         =======

    On August 5, 1998 the Company re-priced 160,625 stock options with exercise prices ranging from $15.08 to $25.94 to the fair market value of such options on the date of re-pricing, which was $7.00.

    The following table summarizes information about stock options outstanding at October 31, 1998:

                                               OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                     ----------------------------------------   ---------------------
                                                      WEIGHTED       WEIGHTED                WEIGHTED
                                                      AVERAGE        AVERAGE                 AVERAGE
                                       NUMBER        REMAINING       EXERCISE     NUMBER     EXERCISE
EXERCISE PRICE RANGE                 OF OPTIONS   CONTRACTUAL LIFE    PRICE     OF OPTIONS    PRICE
-----------------------------------  ----------   ----------------   --------   ----------   --------
$ 4.11 - $ 5.50....................     756,750         6.4           $ 5.26     346,800      $ 5.28
$ 5.51 - $ 7.00....................     541,775         9.2           $ 6.84      34,725      $ 6.15
$ 7.01 - $10.00....................     634,150         8.0           $ 9.64     233,400      $ 9.71
$10.01 - $15.09....................     228,125         8.8           $14.22      19,575      $13.03
                                      ---------         ---           ------     -------      ------
                                      2,160,800         7.9           $ 7.89     634,500      $ 7.19

    The fair value of each option was estimated on the date of grant based on the Black-Scholes option pricing model, assuming, among other things, no dividend yield, a risk free interest rate of 6.0%, and expected life of four years and expected volatility of 57% for fiscal year 1998 and 71% for fiscal years 1997 and 1996. Had the Company recorded compensation expense based on the fair value at the date of grant for its stock options under SFAS 123, the Company's income would have been reduced to the pro forma amounts indicated below, net of taxes:

                                                                     1998       1997       1996
                                                                  ---------  ---------  ---------
AS REPORTED:
Net income (in thousands).......................................  $   1,732  $  10,770  $   6,077
                                                                  =========  =========  =========
Net income per share:
  Basic.........................................................  $    0.14  $    1.05  $    0.60
                                                                  =========  =========  =========
  Diluted.......................................................  $    0.13  $    0.97  $    0.59
                                                                  =========  =========  =========
PRO FORMA:
Net income (in thousands).......................................  $     668  $  10,127  $   6,000
                                                                  =========  =========  =========
Net income per share:
  Basic.........................................................  $    0.06  $    0.98  $    0.59
                                                                  =========  =========  =========
  Diluted.......................................................  $    0.05  $    0.91  $    0.58
                                                                  =========  =========  =========

    EMPLOYEE STOCK OPTION PURCHASE PLAN--The 1995 Employee Stock Option Purchase Plan provides a method whereby eligible employees may purchase common stock through voluntary payroll deductions, not to exceed 10% of the employee's base salary. Payroll deductions are made over a twelve-month period. At the end of the deduction period, employees will have a subsequent twelve-month period during which they may either exercise their options in whole or in part, or withdraw their funds with interest at a rate determined by the Stock Option Committee. The purchase price under the plan will be determined by the Stock Option Committee; however, the option price will not be less than 85% of the fair market value of the common stock on the date the option is granted. As of October 31, 1998, 41,055 shares have been issued under this plan.

NOTE 14--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                 31-OCT       31-JUL      30-APR      31-JAN      31-OCT      31-JUL      30-APR      31-JAN
THREE MONTHS ENDED .........      1998         1998        1998        1998        1997        1997        1997        1997
                                --------     --------    --------    --------    --------    --------    --------    --------
                                                                           (IN THOUSANDS)

Net sales ..................    $ 54,922     $ 58,795    $ 73,795    $ 78,758    $ 60,674    $ 42,019    $ 48,700    $ 48,092
Gross profit ...............       2,157       12,018      13,862      16,216      15,211      12,425      11,778      10,633
Net income (loss) ..........      (5,856)         974       2,809       3,805       3,630       2,469       2,418       2,252
Net income (loss) per share:
  Basic ....................    $  (0.45)    $   0.07    $   0.24    $   0.36    $   0.35    $   0.24    $   0.24    $   0.22
  Diluted ..................    $  (0.45)    $   0.07    $   0.22    $   0.33    $   0.31    $   0.22    $   0.22    $   0.21

NOTE 15--SUBSEQUENT EVENTS

    On December 14, 1998, the Company announced it has entered into a definitive merger agreement with 3Dfx Interactive, Inc., whereby in a stock-for-stock purchase transaction, STB shareholders will receive 0.65 shares of 3Dfx common stock for each share of STB common stock. The merger is expected to close in March 1999, subject to customary regulatory approvals and approvals by the shareholders of both 3Dfx and STB.

    As of January 15, 1999, the Company's $3.0 million Convertible Subordinated Note with a supplier converted into 428,572 shares of common stock of the supplier based on a conversion price equal to $7.00 per common share. The supplier completed its initial public offering in January 1999 at a price of $12.00 per common share.

ITEM 9. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    None.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

    The following individuals currently serve as executive officers and directors:

NAME                          AGE                     POSITION WITH COMPANY
----                          ---                     ---------------------
William E. Ogle...........     52   Chief Executive Officer and Chairman of the Board of Directors
Randall D. Eisenbach......     48   Executive Vice President, Chief Operating Officer, Assistant
                                    Secretary and Director
James L. Hopkins..........     53   Chief Financial Officer, Vice President of Strategic Marketing and
                                    Director
J. Shane Long.............     32   Vice President of Sales and Marketing and Director
Bryan F. Keyes............     50   Vice President of Administration, General Counsel, Secretary and
                                    Treasurer
James J. Byrne............     62   Director
Dennis G. Sabo............     50   Director
Lawrence E. Wesneski......     51   Director

    Set forth below is information concerning the background and business experience of our executive officers and directors.

    WILLIAM E. OGLE is one of our co-founders and has served as Chief Executive Officer since 1981 and Chairman of the Board since 1985. Prior to founding STB, Mr. Ogle co-founded Sundance Sales, Inc., a manufacturer's sales representative organization selling a broad variety of electronic components, and served as President of that company from 1978 to 1983.

    RANDALL D. EISENBACH has served as one of our directors since December 1994, as our Executive Vice President and Chief Operating Officer since December 1993 and as our Assistant Secretary since December 1994. From August 1990 to December 1993, Mr. Eisenbach served as our Director of Operations. From November 1985 to December 1993, Mr. Eisenbach served as our Director of Manufacturing for the Company.

    JAMES L. HOPKINS has served as one of our directors and as our Chief Financial Officer and Vice President of Strategic Marketing since December 1994. Mr. Hopkins' present responsibilities include directing European sales and marketing, managing specialized technology products and planning financial strategy. From 1987 through December 1994, Mr. Hopkins acted as general partner of H&H Management Systems, a consulting firm owned by Mr. Hopkins and his wife. H&H Management Systems, through Mr. Hopkins, provided a broad spectrum of consulting services to us from March 1990 through December 1994. Mr. Hopkins' responsibilities to us pursuant to our arrangement with H&H Management Systems largely mirror his current responsibilities as one of our officers. Mr. Hopkins also served as an advisory director to us from 1992 until his election as a director in December 1994.

    J. SHANE LONG has served as our Vice President of Sales and Marketing since November 1994. Mr. Long served as our National Sales Manager from November 1992 to October 1994 and as Western Area Sales Manager from July 1992 to October 1992. From January 1991 to July 1992, Mr. Long served as a field sales employee for Quad State Sales, a manufacturer's representative company specializing in the sale of high-technology products. Mr. Long was elected one of our directors following the completion of our initial public offering.

    BRYAN F. KEYES has served as our Vice President of Administration and General Counsel since November 1997. Prior to such date, Mr. Keyes served as our Director of Legal and Finance since April 1993 and as our Secretary and Treasurer since December 1994. Mr. Keyes oversees all of our legal matters and various administrative activities. From November 1992 to April 1993, Mr. Keyes served as an independent financial consultant. From January 1988 to November 1992, Mr. Keyes served as Vice President of Finance and Administration for Trammell Crow Distribution Corporation, a national warehousing and logistics company. From 1972 to 1987, Mr. Keyes was employed by Coopers & Lybrand. He served as a partner of that firm from 1980 to 1987. Mr. Keyes is a member of the American Institute of Certified Public Accountants, the Texas Society of CPAs and the State Bar of Texas.

    JAMES J. BYRNE has served as one of our directors since February 1995. Mr. Byrne has served as Managing Partner of Byrne Technology Partners, Ltd. since January 1996. The firm provides management services focusing on business and product planning and valuation improvement strategies for high technology companies. From April 1990 to its sale in March 1995, Mr. Byrne served as President of Harris Adacom Corporation, a company formed by the merger of the data communications division of Harris Corp. and Adacom Inc., which was engaged in network systems and services. From December 1986 to April 1990, Mr. Byrne was the Vice President and General Manager of the data communications division of Harris Corp. Mr. Byrne serves on the board of directors of Lennox International, Inc., a manufacturer of heating, ventilation and air conditioning systems. Mr. Byrne also served as a member of the national board of directors of the American Electronics Association and as a member of the Advisory Council of the University of Texas School of Engineering and Computer Science.

    DENNIS G. SABO has served as one of our directors since April 1997. He has served as the President and Chief Executive Officer of Arithmos, Inc., a privately held company engaged in the development of integrated circuits and technology for LCD flat panel displays since March 1996. From 1990 through February 1996, Mr. Sabo served as the Senior Vice President of graphics accelerator products for S3 Incorporated, a designer and manufacturer of integrated circuits. At S3 Incorporated, Mr. Sabo worked on the development and introduction of "Windows Accelerators." Prior to being employed by S3 Incorporated, Mr. Sabo held management positions in the field of integrated circuit design technology for approximately 20 years.

    LAWRENCE E. WESNESKI has served as one of our directors since February 1995. He has served as President and Chief Executive Officer of Hoak Breedlove Wesneski & Co. since August 1996. Prior to August 1996, Mr. Wesneski was President of BW Securities, Inc. Both Hoak Breedlove Wesneski & Co. and BW Securities have provided certain financial advisory services to us. See "Executive Compensation-- Compensation and Other Committee Interlocks and Insider Participation." From January 1987 to the present, Mr. Wesneski has served as President and Managing Director of Breedlove Wesneski & Co., a private merchant banking firm. Mr. Wesneski also served as an advisory director to us from 1987 to 1995. Mr. Wesneski serves on the board of directors of TSC Communications Corp., an independent operator of private pay telephones, Advanced Technical Products Corp., a defense products manufacturing company, and David's Supermarkets, Inc., a company that operates a regional chain of grocery stores. Mr. Wesneski also serves as the Vice Chairman of David's Supermarkets, Inc.

    The Board of Directors elects all of our executive officers on an annual basis. Such officers serve until the next annual meeting of the Board of Directors and until their respective successors are chosen and qualified.

ITEM 11. EXECUTIVE COMPENSATION.

    The following information summarizes annual and long-term compensation for services in all capacities to the Company for the fiscal years ended October 31, 1998, 1997 and 1996, of the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                                                              COMPENSATION
                                                                                              ------------
                                                                                                  AWARDS
                                                                     ANNUAL COMPENSATION        SECURITIES      ALL
                                                                   -------------------------    UNDERLYING     OTHER
                                                                                     BONUS        OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION                               YEAR      SALARY($)      ($)(1)(2)        (#)        ($)(3)
---------------------------------------------------       ----     ---------      ----------    ----------  ------------
William E. Ogle....................................       1998      $ 275,000      $ 112,706       70,000      $ 3,200
Chairman and Chief                                        1997      $ 260,000      $ 169,240       --          $ 3,562
Executive Officer                                         1996      $ 200,000      $  96,741       90,000      $ 1,974

Randall D. Eisenbach...............................       1998      $ 230,000      $  94,264       70,000      $ 3,200
Executive Vice President and                              1997      $ 210,000      $ 137,604       --          $ 3,500
Chief Operating Officer                                   1996      $ 177,770      $  83,197       90,000      $ 1,746

James L. Hopkins (4)(5)............................       1998      $ 265,674      $  78,198       70,000      $ 3,200
Chief Financial Officer and                               1997      $ 250,461      $ 135,995       --          $ 3,300
Vice President of Strategic Marketing                     1996      $ 162,066      $  60,463       90,000      $ 1,250

J. Shane Long (6)..................................       1998      $ 273,279      $  69,509       70,000      $ 3,200
Vice President of                                         1997      $ 257,271      $ 103,445       --          $ 2,933
Sales and Marketing                                       1996      $ 212,993      $  55,626       90,000      $ 1,150

Bryan F. Keyes.....................................       1998      $ 150,000      $  18,494       12,500      $ 3,000
Vice President of Administration                          1997      $ 110,000      $  26,281       --          $ 1,696
and General Counsel                                       1996      $  97,767      $  27,540       18,000      $   712

----------

(1) Our current Profit Sharing Plan became effective upon the consummation of our initial public offering. Except for the percentage of pretax income allocated to the Profit Sharing Plan and the relative amounts allocated among participants, the former Profit Sharing Plan resembled our current Profit Sharing Plan.

(2) None of the Named Executive Officers received any perquisites or other personal benefits in fiscal year 1996, fiscal year 1997 or fiscal year 1998 that in the aggregate exceeded the lesser of $50,000 or 10% of such Named Executive Officer's salary and bonus for such year.

(3) Reflects for fiscal year 1996 matching contributions made by us pursuant to our 401(k) Savings Plan to Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes in the amounts of $1,974, $1,746, $1,250, $1,150 and $712, respectively, for fiscal year 1997 matching contributions made by us pursuant to our 401(k) Savings Plan to Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes in the amounts of $3,562, $3,500, $3,300, $2,933 and $1,696, respectively, and for fiscal year 1998 matching contributions made by us pursuant to our 401(k) Savings Plan to Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes in the amounts of $3,200, $3,200, $3,200, $3,200 and $3,000, respectively.

(4) Salary amount includes for fiscal year 1996 $125,000 paid as base salary and $37,065 paid as sales commissions, for fiscal year 1997 $180,000 paid as base salary and $70,461 paid as sales commissions and for fiscal year 1998 $190,800 paid as base salary and $74,874 paid as sales commissions.

(5) Included in the bonus amount for Mr. Hopkins is profit sharing of $115,995 and a bonus of $20,000 for fiscal year 1997.

(6) Salary amount includes for fiscal year 1996 $115,000 paid as base salary and $97,993 paid as sales commissions, for fiscal year 1997 $160,093 paid as base salary and $97,178 paid as sales commissions and for fiscal year 1998 $169,600 paid as base salary and $103,679 paid as sales commissions.

                       OPTION GRANTS IN LAST FISCAL YEAR
                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth certain information regarding options granted during fiscal 1998 to the named executive officers.

                                                                 INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                                           --------------------------------------------------------------     VALUE AT ASSUMED
                                              NUMBER OF                                                    ANNUAL RATES OF STOCK
                                             SECURITIES      PERCENT OF TOTAL                              PRICE APPRECIATION FOR
                                             UNDERLYING       OPTIONS GRANTED     EXERCISE                     OPTION TERM(3)
                                               OPTIONS        TO EMPLOYEES IN     PRICE PER   EXPIRATION   ----------------------
                                            GRANTED(#)(1)       FISCAL YEAR       SHARE(2)       DATE          5%         10%
                                           ---------------  -------------------  -----------  -----------  ----------  ----------
William E. Ogle..........................        30,000            3.8%           $   15.08     12/18/07   $  284,512  $  721,009
                                                 40,000            5.1%                7.00       8/5/08   $  176,090  $  446,248

Randall D. Eisenbach.....................        30,000            3.8%               15.08     12/18/07   $  284,512  $  721,009
                                                 40,000            5.1%                7.00       8/5/08   $  176,090  $  446,248

James L. Hopkins.........................        30,000            3.8%               15.08     12/18/07   $  284,512  $  721,009
                                                 40,000            5.1%                7.00       8/5/08   $  176,090  $  446,248

J. Shane Long............................        30,000            3.8%               15.08     12/18/07   $  284,512  $  721,009
                                                 40,000            5.1%                7.00       8/5/08   $  176,090  $  446,248

Bryan F. Keyes...........................         7,500            1.0%               15.08     12/18/07   $   71,128  $  180,252
                                                  5,000          *                     7.00       8/5/08   $   22,011  $   55,781

----------

*   Less than 1%

(1) All options were granted on either December 18, 1997 or August 5, 1998 and vest at the rate 20% per year over five years.

(2) All options were granted at the fair market value of the Common Stock on the date of grant.

(3) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent STB's estimate or projection of future Common Stock prices.

                         AGGREGATED OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                     NUMBER OF SECURITIES
                                                                    UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                       OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                        SHARES                            YEAR-END(#)            AT FISCAL YEAR-END($)(1)
                                     ACQUIRED ON       VALUE      ---------------------------   ---------------------------
NAME                                 EXERCISE (#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------------------  ------------   -----------   -----------   -------------   -----------   -------------
William E. Ogle....................    --             --            108,901        172,601         --            --
Randall D. Eisenbach...............    --             --             70,200        161,801         --            --
James L. Hopkins...................    --             --             62,850        151,900         --            --
J. Shane Long......................    --             --             55,350        151,901         --            --
Bryan F. Keyes.....................    --             --             10,800         30,500        14,013         21,020

----------

(1) Based on the last sale price of $5.19 of STB Common Stock on the Nasdaq National Market on October 30, 1998. The exercise prices of the options in this table ranged from $4.61 to $15.08 per share.

EMPLOYMENT AGREEMENTS

    We are a party to employment agreements with each of Messrs. Ogle, Eisenbach, Hopkins and Long. Each agreement has a term extending through October 31, 1999, subject to the terms of the amendment described in the next paragraph that will become effective only if the 3Dfx Merger is consummated. Each agreement contains a provision providing for its automatic renewal for an additional year on each subsequent October 31, subject to the right of STB or the employee to terminate the agreement with a 30-day notice prior to the date of renewal. Under the agreements, Messrs. Ogle, Eisenbach, Hopkins and Long will receive base annual salaries in fiscal year 1999 of $275000, $230,000, $190,800 and $169,600, respectively, and each is eligible to receive incentive compensation under our Profit Sharing Plan. The agreements with Messrs. Hopkins and Long also provide for the payment of sales commissions, the amounts of which are subject to annual adjustment by the Compensation Committee. Each agreement provides for a severance payment if the agreement is terminated under certain circumstances (including termination of an agreement during the period immediately preceding a renewal date). The amounts of the severance payments are as follows: Mr. Ogle would receive two times the sum of his base annual salary and annualized incentive compensation; Mr. Eisenbach would receive the sum of his base annual salary and annualized incentive compensation; each of Mr. Hopkins and Mr. Long would receive the sum of his base annual salary, annualized incentive compensation and annualized sales commissions. If an agreement is terminated under certain circumstances within twelve months after a change in control of STB, such agreement also provides for a parachute payment in an amount that is two times the severance payment. For purposes of calculating severance and parachute payments, the employee's base annual salary is equal to the employee's then current base annual salary; the annualized incentive compensation is four times the average of the amount earned in the eight full quarters preceding the termination; and the annualized sales commissions is twelve times the average of the amount earned in the 24 full months preceding the termination. Except in the event of a termination that requires payment of a parachute payment, Messrs. Ogle, Eisenbach, Hopkins and Long also agree not to participate, in any manner, during the term of their respective agreements and for two years thereafter, in the development, manufacture or sale of graphics adapters for desktop PCs or in any other business in which we may be engaged at the time of termination of employment.

    In the event the 3Dfx Merger is consummated, 3Dfx will assume existing employment agreements with each of Messrs. Ogle, Eisenbach, Hopkins and Long, which agreements were amended in connection with the execution of the 3Dfx Merger Agreement. As amended, each agreement will have a term of one year from the Effective Time, and will automatically renew for an additional year on each subsequent


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
anniversary of the Effective Time, subject to the right of 3Dfx or the employee to terminate the agreement with a 30-day notice prior to the date of renewal. Under the amended agreements, Messrs. Ogle, Eisenbach, Hopkins and Long will receive base annual salaries of $275,000, $230,000, $225,000, and $215,000, respectively. The agreement with Mr. Long also provides for the payment of sales commissions, the amount of which will be subject to annual adjustment by 3Dfx. Each of Messrs. Ogle, Eisenbach, Hopkins and Long will also participate in the 3Dfx incentive bonus program offered to its senior management. With respect to Messrs. Ogle, Eisenbach and Hopkins, the bonus program will provide for payment of an incentive bonus in an amount equal to 40% of each executive's base salary if targeted goals are met. In the case of Mr. Long, the bonus program will provide for payment of an incentive bonus in an amount equal to 10% of his base salary and sales commissions if targeted goals are met. Each agreement provides for a severance payment if the agreement is terminated under certain circumstances (including termination during the period immediately preceding a renewal date). In such event, Mr. Ogle would receive two times the sum of his base annual salary and annualized incentive compensation. Messrs. Eisenbach, Hopkins and Long would receive the sum of their respective base annual salaries, annualized incentive compensation and, in the case of Mr. Long, annualized sales commissions. If an agreement is terminated under certain circumstances (i) after the 3Dfx Merger, or (ii) within twelve months after a change in control of 3Dfx, such agreement also provides for a parachute payment in an amount equal to two times the severance payment. Except in the event of a termination that requires payment of a parachute payment, Messrs. Ogle, Eisenbach, Hopkins and Long also agree not to participate, in any manner, during the term of their agreements and for two years (or, in the case of Mr. Long, one year) thereafter, in the development, manufacture or sale of graphics adapters for desktop PCs or in any other business in which 3Dfx may be engaged at the time of termination of employment.

COMPENSATION OF DIRECTORS

    Prior to our initial public offering, we paid each director a fee of $1,000 per meeting and paid advisory director fees of $1,000 per meeting to Messrs. Eisenbach, Hopkins and Wesneski. Following our initial public offering, we stopped paying directors fees for their services as directors, although we continue to reimburse directors for all expenses incurred in connection with their activities as directors. Our non-employee directors are entitled to receive certain stock option awards under our Stock Option Plan for Non-Employee Directors.

COMPENSATION AND OTHER COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Our compensation committee is comprised of Messrs. Byrne and Wesneski, our independent directors. Mr. Wesneski, a member of our board of directors, the STB Board's compensation committee and a shareholder of STB, is also the President, Chief Executive Officer and Chairman of the Board, as well as a shareholder, of Hoak Breedlove Wesneski. Hoak Breedlove Wesneski serves as our financial advisor in connection with the 3Dfx Merger and has issued a fairness opinion in connection therewith. In the event of the consummation of the 3Dfx Merger, Hoak Breedlove Wesneski will be paid a fee equal to 2/3 of 1% of the aggregate consideration received by STB shareholders in the 3Dfx Merger (which is based upon an average of closing prices of the 3Dfx Common Stock prior to closing), plus reimbursement of its accountable out-of-pocket expenses incurred in connection with its services. STB is also required to pay Hoak Breedlove Wesneski a monthly retainer of $15,000, which is creditable against the foregoing fee in the event of the consummation of the 3Dfx Merger.

CERTAIN TRANSACTIONS

    The Company has adopted a policy that all transactions between the Company and related parties are subject to approval by a majority of all disinterested directors and must be on terms no less favorable than those that could be obtained from unrelated third parties.


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
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table lists the beneficial ownership, as of December 31, 1998, of shares of STB Common Stock by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group and (iii) each person known to us to beneficially own more than 5% of the outstanding shares of STB Common Stock.

                                                                            SHARES BENEFICIALLY
                                                                                   OWNED
                                                                             PRIOR TO THE 3DFX
                                                                                  MERGER(1)
                                                                           ---------------------
NAME                                                                         NUMBER      PERCENT
------------------------------------------------------------------------   ---------     -------
William E. Ogle(2)(3)...................................................   1,780,572       13.1%
Randall D. Eisenbach(2).................................................     236,588      *
James L. Hopkins(2)(3)..................................................     218,594      *
J. Shane Long(2)........................................................     207,251      *
Bryan F. Keyes(2)(3)....................................................      42,866      *
James J. Byrne(2).......................................................      24,750      *
Dennis G. Sabo(2).......................................................      15,000      *
Lawrence E. Wesneski(2)(4)..............................................      45,000      *
Directors and executive officers as a group (8 persons)(2)..............   2,570,621       18.9%

---------

*   Less than 1%

(1) All executive officers and directors have agreed with 3Dfx that they will vote their shares of STB Common Stock (i) in favor of approval of the 3Dfx Merger Agreement, the 3Dfx Merger and any matter that could reasonably be expected to facilitate the 3Dfx Merger and (ii) against approval of any proposal opposing or competing against the 3Dfx Merger. Except as described in the preceding sentence, to our knowledge, all shares are owned directly and the owner has sole voting and investment power.

(2) Includes options to purchase 281,502, 232,001, 214,750, 207,251, 41,300,
    22,500, 15,000, 33,750 and 1,048,054 shares of STB Common Stock granted to Messrs. Ogle, Eisenbach, Hopkins, Long, Keyes, Byrne, Sabo, Wesneski and all directors and executive officers as a group, respectively, that are exercisable within 60 days of December 31, 1998, as well as all options granted to such directors and executive officers that will accelerate upon consummation of the 3Dfx Merger.

(3) Includes for William E. Ogle 12,375 shares held by him pursuant to an Individual Retirement Account and 9,944 shares held by him pursuant to our 401 (k) Savings Plan. Includes for James L. Hopkins 1,594 shares held by him pursuant to our 401 (k) Savings Plan and for Bryan F. Keyes 441 shares held by him pursuant to our 401 (k) Savings Plan.

(4) Includes 11,250 shares held by Twin Lakes Partners, L.P. ("Twin Lakes"). Mr. Wesneski is the sole general partner of Twin Lakes.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS. At the Effective Time of the 3Dfx Merger, 3Dfx will assume the existing employment agreements with each of Messrs. Ogle, Eisenbach, Hopkins and Long. Each such agreement was amended in connection with the execution of the 3Dfx Merger Agreement. See "Executive
Compensation--Employment Agreements."

    It is anticipated that following the 3Dfx Merger, Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes, along with other STB employees, will be awarded options under the 3Dfx 1995 Employee Stock Plan commensurate with their positions.

    3Dfx BOARD OF DIRECTOR APPOINTMENTS. 3Dfx has agreed to take all actions necessary to nominate and appoint Messrs. Ogle and Hopkins to serve as members of the Board of Directors of 3Dfx immediately following the 3Dfx Merger, with Mr. Ogle to serve as Vice Chairman of the 3Dfx Board of Directors. Their continued service as directors assumes that they will thereafter continue to be elected to the Board of Directors of 3Dfx by 3Dfx shareholders.

    TREATMENT OF STOCK OPTIONS IN CONNECTION WITH THE 3Dfx MERGER. Upon consummation of the 3Dfx Merger, options to purchase STB Common Stock that were granted under STB's 1995 Long-Term Incentive Plan (the "STB Option Plan") will accelerate and become fully vested and exercisable as a result of the 3Dfx Merger (the "Accelerated STB Options"). Holders of Accelerated STB Options will have the choice of either (1) exercising each such option prior to the Effective Time of the 3Dfx Merger, or (2) receiving a cash payment equal to the difference between the average per share closing price of STB Common Stock as reported on the Nasdaq over a certain number of days prior to the Effective Date and the exercise price per share of such option. Any Accelerated STB Options that are not exercised or cashed out will terminate at the Effective Time. Options to purchase STB Common Stock other than Accelerated STB Options)(the "Converting STB Options"), which includes options granted under the STB Option Plan that would have normally vested prior to the 3Dfx Merger plus all options granted under the STB Stock Option Plan for Non-Employee Directors (the "STB Director Plan") will convert into an option to purchase 65% of as many shares of 3Dfx Common Stock at an adjusted exercise price. 3Dfx will assume each Converting STB Option in accordance with the terms of the stock option plan under which the option was issued. The terms and conditions that will apply to the new options will be substantially the same as the terms and conditions that apply to the existing options, except that options granted under the STB Director Plan will expire if not exercised within six months following the 3Dfx Merger. As of the date hereof, there are outstanding stock options under the STB Option Plan to purchase 2,060,154 shares of STB Common Stock, of which 976,804 are held by STB's executive officers. As of the date hereof, there are outstanding stock options under the STB Director Plan to purchase 71,250 shares of STB Common Stock, of which 22,500, 15,000 and 33,750 stock options are held by Messrs. Byrne, Sabo and Wesneski, respectively. In the event that STB's executive officers and directors exercise all of the options granted to them, then, based on the $6.69 closing price of STB Common Stock on the Nasdaq on December 31, 1998, the aggregate value (net of the exercise price) for such options would be approximately $363,847, including $98,906, $76,927, $56,778, $56,778, $28,670,
$18,315, $-0-, and $27,473 for the options held by Messrs. Ogle, Eisenbach, Hopkins, Long, Keyes, Byrne, Sabo and Wesneski, respectively.

    TREATMENT OF INDEMNIFICATION AND INSURANCE IN THE 3Dfx MERGER. The 3Dfx Merger Agreement provides that 3Dfx will assume all of the obligations of STB under STB's existing indemnification agreements with each of the directors and officers of STB, as such agreements relate to the indemnification of such persons for expenses and liabilities arising from facts or events that occurred prior to the Effective Time or relating to the transactions contemplated by the 3Dfx Merger Agreement. In addition, the 3Dfx Merger Agreement provides that the Bylaws and Articles of Incorporation of the surviving corporation in the 3Dfx Merger shall contain provisions regarding indemnification identical to those in the STB Articles of Incorporation and the STB Bylaws and that such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the directors or officers of STB.

    The 3Dfx Merger Agreement also requires the surviving corporation in the 3Dfx Merger, or 3Dfx, to maintain in effect for six years after the Effective Time, directors' and officers' liability insurance for the benefit of the directors and officers of STB with respect to matters arising before the Effective Time, containing terms and conditions no less advantageous to the directors and officers of STB than those contained in the insurance currently provided by STB and having the maximum available coverage, subject to maximum annual premiums not in excess of 125% of the annual premium currently paid by STB for such coverage (or such coverage as is available for such 125% of such annual premium).

    RIGHT OF FIRST REFUSAL AGREEMENT. STB, Mr. Ogle and the two other founding shareholders of STB (the "Founding Shareholders") are parties to a Right of First Refusal Agreement (the "Right of First Refusal Agreement"). The Right of First Refusal Agreement provides that if any Founding Shareholder proposes to sell any shares of STB Common Stock registered in his name as of the date of the closing of our initial public offering, then we will have a right of first refusal to purchase such shares on terms similar to those proposed. If we do not exercise our right to purchase all or a portion of the shares of STB Common Stock proposed to be sold by either of the Founding Shareholders other than Mr. Ogle, then Mr. Ogle will have a right of first refusal to purchase those shares of STB Common Stock that we do not wish to purchase. Notwithstanding the foregoing, the Right of First Refusal Agreement does not restrict the ability of the Founding Shareholders to sell shares of STB Common Stock in the public market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. It is expected that the Right of First Refusal Agreement will be terminated by mutual agreement of the parties thereto in the event of the consummation of the 3Dfx Merger.

    TAX AGREEMENT. As of December 16, 1994, STB, on the one hand, and the Founding Shareholders, on the other (the "parties"), entered into a Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. Since STB became fully subject to corporate income taxation as a C corporation after its status as an S corporation terminated prior to the initial public, the reallocation of income and deductions between the period during which STB was treated as an S corporation and a period during which STB was subject to corporate income taxation as a C corporation may increase the taxable income of one party in one period while decreasing that of another party in another period. The Tax Agreement generally provides that the Founding Shareholders will be indemnified by STB with respect to income taxes (plus interest and penalties) arising due to taxable income shifted from a C corporation taxable year to a taxable year in which STB was an S corporation, and that STB will be indemnified by the Founding Shareholders with respect to income taxes (plus interest and penalties) arising due to taxable income shifted from an S corporation taxable year to a C corporation taxable year; provided, however, that only in the case of the Founding Shareholders' obligation to indemnify STB, such obligation shall be reduced by an amount equal to the federal or state tax benefit (if any) derived by STB due to the shift of taxable income from a taxable year in which STB was an S corporation to a C corporation taxable year and shall not exceed the amount, if any, by which (i) the amount of the reduction in the liability for taxes and interest thereon of a Founding Shareholder that results from the shifting of S corporation taxable income to a C corporation taxable year of STB, exceeds (ii) all reasonable costs incurred by the Founding Shareholder reasonably attributable to securing such reduction in liability for taxes. STB will also be indemnified by the Founding Shareholders for any federal or state taxes that arise because STB's status as an S corporation was ineffective, revoked or terminated prior to the termination of STB's S corporation status. Any payment made by STB to the Founding Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by STB for income tax purposes.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

                                                                                                             PAGE
                                                                                                             ----
    (a) 1. The following financial statements are filed as part of this report:

                       Report of Independent Accountants.
                       Consolidated Balance Sheets dated October 31, 1998 and
                       1997. Consolidated Statement of Operations for the three
                       years ended October 31, 1998. Consolidated Statement of
                       Changes in Shareholders' Equity for the three years ended
                         October 31, 1998.
                       Consolidated Statement of Cash Flows for the three years ended October 31, 1998.
                       Notes to Consolidated Financial Statements.

            2.          Consolidated Financial Statement Schedules

                        Report of Independent Accountants on Financial Statement Schedule.                   S-1

                        Consolidated Valuation and Qualifying Accounts.                                      S-2

                        All other schedules for which provision is made in the applicable accounting regulation of the Securities &
                        Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

            3. The following documents are filed or incorporated by reference as exhibits to this Report:

            2.1 Agreement and Plan of Reorganization by and between the Registrant and STB Systems, Inc. dated as of December
                        13, 1998, and the related Stock Option Agreement
                        (incorporated by reference to Schedule 13D of 3Dfx
                        Interactive, Inc. dated December 23, 1998 with respect to the Company).

            3.1         Amended and Restated Articles of Incorporation of the
                        Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1
                        (Registration No. 33-87612))

            3.2 Articles of Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997)

            3.3 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's
                        Registration Statement on Form S-1 (Registration No.
                        33-87612))

            4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration
                        Statement on Form S-1 (Registration No. 33-87612))

            4.2         Amended and Restated Articles of Incorporation and
                        Bylaws of the Company (see Exhibits 3.1, 3.2 and 3.3 above)

            4.3 Right of First Refusal Agreement dated December 16, 1994 by and among the Company and Messrs. Ogle, Balthaser and Sims (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1
                        (Registration No. 33-87612))

            9.1 Form of Voting Agreement dated December 13, 1998 between the Company and certain shareholders of 3Dfx
                        Interactive, Inc., a California corporation
                        (incorporated by reference to Schedule 13D of 3Dfx
                        Interactive, Inc. dated December 23, 1998 with respect to the Company).

                                                                                                             PAGE
                                                                                                             ----
            *+10.1      Employment Agreement dated November 1, 1996 by and
                        between the Company and William E. Ogle (incorporated by
                        reference to Exhibit 10.42 to the Company's Registration
                        Statement on Form S-1 (Registration No. 333-14313)), as
                        amended by that certain Amendment to Employment
                        Agreement for Executive Officer dated December 13, 1998

            *+10.2 Employment Agreement dated November 1, 1996 by and between the Company and Randall D. Eisenbach
                        (incorporated by reference to Exhibit 10.43 to the Company's Registration Statement on Form S-1
                        (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive
                        Officer dated December 13, 1998

            *+10.3 Employment Agreement dated November 1, 1996 by and between the Company and James L. Hopkins (incorporated by reference to Exhibit 10.44 to the Company's
                        Registration Statement on Form S-1 (Registration No.
                        333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated
                        December 13, 1998

            *+10.4 Employment Agreement dated November 1, 1996 by and between the Company and J. Shane Long (incorporated by reference to Exhibit 10.45 to the Company's Registration
                        Statement on Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment
                        Agreement for Executive Officer dated December 13, 1998

            *10.5 Indemnification Agreement dated February 8, 1995 by and between William E. Ogle and the Company (incorporated by reference to Exhibit 10.23 to the Company's Registration
                        Statement on Form S-1 (Registration No. 33-87612))

            *10.6 Indemnification Agreement dated February 8, 1995 by and between Randall D. Eisenbach and the Company
                        (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1
                        (Registration No. 33-87612))

            *10.7 Indemnification Agreement dated February 8, 1995 by and between James L. Hopkins and the Company (incorporated by reference to Exhibit 10.25 to the Company's
                        Registration Statement on Form S-1 (Registration No.
                        33-87612))

            *10.8 Indemnification Agreement dated February 8, 1995 by and between J. Shane Long and the Company (incorporated by reference to Exhibit 10.30 to the Company's Registration
                        Statement on Form S-1 (Registration No. 33-87612))

            *10.9 Indemnification Agreement dated February 8, 1995 by and between James J. Byrne and the Company (incorporated by reference to Exhibit 10.28 to the Company's Registration
                        Statement on Form S-1 (Registration No. 33-87612))

            *10.10 Indemnification Agreement dated February 8, 1995 by and between Lawrence E. Wesneski and the Company
                        (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1
                        (Registration No. 33-87612))

            *10.11 Indemnification Agreement by and between Dennis G. Sabo and the Company (incorporated by reference to Exhibit
                        10.11 of the Company's Registration Statement on Form
                        S-3, Registration No. 333-4684)

            *10.12 Indemnification Agreement by and between Bryan F. Keyes and the Company (incorporated by reference to Exhibit
                        10.12 of the Company's Registration Statement on Form
                        S-3, Registration No. 333-4684)

            *10.13 Indemnification Agreement dated February 8, 1995 by and between Mark S. Sims and the Company (incorporated by reference to Exhibit 10.26 to the Company's Registration
                        Statement on Form S-1 (Registration No. 33-87612))

                                                                                                             PAGE
                                                                                                             ----
            *10.14      Indemnification Agreement dated February 8, 1995 by and
                        between William D. Balthaser Jr. and the Company
                        (incorporated by reference to Exhibit 10.27 to the
                        Company's Registration Statement on Form S-1
                        (Registration No. 33-87612))

            *10.15      Company's Amended and Restated 1995 Long Term Incentive
                        Plan (incorporated by reference to Appendix A of the Company's definitive Proxy Statement for the 1997 Annual
                        Meeting of Shareholders)

            *10.16      Company's Amended and Restated Stock Option Plan for
                        Non-Employee Directors (incorporated by reference to Appendix B of the Company's definitive Proxy Statement for the 1997 Annual Meeting of Shareholders)

            *10.17      STB Systems, Inc. 1995 Employee Stock Option Purchase
                        Plan (as amended) (incorporated by reference to Exhibit
                        10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996)

            *10.18      Amended and Restated Profit Sharing Incentive Plan
                        (incorporated by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-1
                        (Registration No. 333-14313))

            10.19       Lease Agreement dated December 6, 1988 by and between
                        STB de Mexico S.A. de C.V. (formerly known as Industrias
                        Fronterizas de Chihuahua, S.A. de C.V.) (a subsidiary of the Company, as lessee) and Complejo Industrial Fuentes, S.A. de C.V (as lessor), including an Agreement for Modification dated February 25, 1994 by and between the same parties (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1
                        (Registration No. 33-87612))

            10.20 Modification Agreement dated October 4, 1996 by and between STB de Mexico, S.A. de C.V. and Complejo
                        Industrial Fuentes, S.A. de C.V. (relating to the Lease
                        Agreement filed as Exhibit 10.1 hereto) (incorporated by reference to Exhibit 10.46 to the Company's Registration
                        Statement on Form S-1 (Registration No. 333-14313))

            10.21 Lease Contract dated October 4, 1996 by and between STB de Mexico, S.A. de C.V. (as lessee) and Complejo
                        Industrial Fuentes, S.A. de C.V. (as lessor)
                        (incorporated by reference to Exhibit 10.41 to the Company's Registration Statement on Form S-1
                        (Registration No. 333-14313))

            10.22 Amendment to Lease Agreement dated January 30, 1997, by and between STB de Mexico, S.A. de C.V. (as lessee) and Complejo Industrial Fuentes, S.A. de C.V. (incorporated by reference to Exhibit 10.22 to the Company's Annual
                        Report on Form 10-K for the Fiscal Year Ended October
                        31, 1997).

            10.23 Lease Agreement, as amended, dated July 8, 1986 by and between the Company (as lessee) and Central Park
                        Associates, Ltd. (as lessor) (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-87612))

            10.24 Lease Agreement dated June, 1995, by and between the Company (as lessee) and Springcreek Place, Ltd. (as lessor) (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995)

                                                                                                             PAGE
                                                                                                             ----
            10.25       Addendum to Lease Agreement dated March 7, 1996 by and
                        between the Company (as lessee) and Springcreek Place,
                        Ltd. (as lessor) (incorporated by reference to Exhibit
                        10.37 to the Company's Quarterly Report on Form 10-Q for
                        the quarter ended January 31, 1996)

            10.26 Second Addendum to Lease Agreement dated March 7, 1996, by and between the Company (as lessee) and Springcreek
                        Place, Ltd. (as lessor) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form
                        10-Q for the quarter ended July 31, 1997)

            10.27       Sublease Agreement dated August 1996 by and between ADC
                        Telecommunications, Inc. (as sublessor) and the Company
                        (as sublessee) (incorporated by reference to Exhibit
                        10.40 to the Company's Registration Statement on Form
                        S-1 (Registration No. 333-14313))

            10.28       Tax Allocation and Indemnification Agreement dated
                        December 16, 1994 by and among the Company and Messrs.
                        Ogle, Balthaser and Sims (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on
                        Form S-1 (Registration No. 33-87612))

            10.29 Purchase Agreement dated December 17, 1996, by and between the Company and Gateway 2000, Inc. (incorporated by reference to Exhibit 10.29 to the Company's Annual
                        Report on Form 10-K for the Fiscal Year Ended October
                        31, 1997).

            10.30       Lease Agreement by and between the Company and Banc One
                        Leasing Corporation dated October 30, 1996, together with related attachments (incorporated by reference to Exhibit 10.48 to the Company's Registration Statement on
                        Form S-1 (Registration No. 333-14313))

            10.31 Participation Agreement dated as of November 14, 1997 among Asset XVII Holdings Company, L.L.C., as lessor,
                        STB Systems, Inc., as lessee and Bank One, Texas, N.A., as lender (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the Fiscal
                        Year Ended October 31, 1997).

            10.32       Lease and Development Agreement dated as of November 14,
                        1997 among Asset XVII Holdings Company, L.L.C., as lessor, and STB Systems, Inc., as lessee (incorporated by reference to Exhibit 10.32 to the Company's Annual
                        Report on Form 10-K for the Fiscal Year Ended October
                        31, 1997).

            10.33       Limited Notice to Proceed No. 1 dated as of December 18,
                        1997 executed by STB Systems, Inc. and Austin
                        Commercial, Inc. (incorporated by reference to Exhibit
                        10.33 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

            10.34       Credit Agreement dated as of November 21, 1997 between
                        STB Systems, Inc., and Bank One, Texas, N.A.
                        (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the Fiscal Year
                        Ended October 31, 1997).

            10.35       First Amendment to Credit Agreement dated as of January
                        30, 1998 by and among the Company, Bank One, Texas, N.A.
                        and the Original Lenders as therein defined
                        (incorporated by reference to Exhibit 10.35 of the Company's Registration Statement on Form S-3,
                        Registration No. 333-4684)

                                                                                                             PAGE
                                                                                                             ----
            10.36       Lease Schedule No. 1000063250 dated as of October 31,
                        1997 to Master Lease Agreement dated October 30, 1996
                        between Banc One Leasing Corporation and the Company
                        (incorporated by reference to Exhibit 10.36 of the
                        Company's Registration Statement on Form S-3,
                        Registration No. 333-4684)

            10.37       Lease Schedule No. 1000063259 dated as of October 31,
                        1997 to Master Lease Agreement dated October 30, 1996 between Banc One Leasing Corporation and the Company
                        (incorporated by reference to Exhibit 10.37 of the Company's Registration Statement on Form S-3,
                        Registration No. 333-4684)

            10.38       Lease Schedule No. 1000063905 dated as of December 15,
                        1997 to Master Lease Agreement dated October 30, 1996 between Banc One Leasing Corporation and the Company
                        (incorporated by reference to Exhibit 10.38 of the Company's Registration Statement on Form S-3,
                        Registration No. 333-4684)

            10.39       Master Lease Amendment dated as of October 31, 1997 to
                        Master Lease Agreement dated October 30, 1996 between
                        Banc One Leasing Corporation and the Company
                        (incorporated by reference to Exhibit 10.39 of the Company's Registration Statement on Form S-3,
                        Registration No. 333-4684)

            10.40 Selling Shareholder Agreement between the Company and each of Messrs. Ogle, Balthaser and Sims (incorporated by reference to Exhibit 10.40 of the Company's
                        Registration Statement on Form S-3, Registration No.
                        333-4684)

            10.41       Underwriting Agreement by and among the Company, William
                        E. Ogle, Mark S. Sims, William D. Balthaser and CIBC
                        Oppenheimer (in its own capacity and on behalf of an underwriting syndicate) (incorporated by reference to
                        Exhibit 1.1 of the Company's Registration Statement on
                        Form S-3, Registration No. 333-4684)

            +10.42      Letter Agreement dated December 11, 1998 between STB
                        Systems, Inc. and Hoak Breedlove Wesneski & Co.

            11.1        Computation of Earnings Per Common Share and Common
                        Equivalent Share

            21          Subsidiaries of the Company

                       (a) STB Assembly, Inc., a Texas corporation
                       (b) STB de Mexico, S.A. de C.V., a Mexican corporation
                       (c) Maquilados Continentales de Chihuahua, a Mexican corporation (an inactive shell corporation)
                       (d) Symmetric Simulation Systems, Inc.
                       (e) STB Systems, Inc., a Delaware corporation (an inactive shell corporation)

            +23         Consent of PricewaterhouseCoopers LLP

            +24         Powers of Attorney (included on first signature page)

            +27         Financial Data Schedule

----------

* Management contract or compensatory plan or arrangement. The Company will furnish a copy of any Exhibit listed above to any shareholder without charge upon written request to Mr. Bryan F. Keyes, Secretary, 3400 Waterview Parkway, Richardson, Texas 75080.

+   Filed herewith.

        (b) No reports on Form 8-K were filed during the last quarter of the period covered by this Report.

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each of STB Systems, Inc., a Texas corporation, and the undersigned directors and officers of STB Systems, Inc., hereby constitutes and appoints William E. Ogle, Randall D. Eisenbach and Bryan
F. Keyes, or any one of them, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Report, and to file each such amendment to the Report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 as amended, STB has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                STB SYSTEMS, INC.

                                By:             /s/ WILLIAM E. OGLE
                                     -----------------------------------------
                                                  William E. Ogle
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

Dated: January 28, 1999

    Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities indicated on January 28, 1999.

         SIGNATURE                              TITLE
-------------------------------       --------------------------


                                      Chairman of the Board of
    /s/ WILLIAM E. OGLE                 Directors and Chief
-------------------------------           Executive Officer
      William E. Ogle                   (Principal Executive
                                        Officer)

                                      Executive Vice President,
  /s/ RANDALL D. EISENBACH              Chief Operating Officer,
-------------------------------           Assistant Secretary and
    Randall D. Eisenbach                Director

                                      Chief Financial Officer,
    /s/ JAMES L. HOPKINS                Vice President of
-------------------------------           Strategic Marketing and
      James L. Hopkins                  Director (Principle
                                        Financial Officer)

                                      Vice President of
     /s/ BRYAN F. KEYES                 Administration General
-------------------------------           Counsel, Secretary and
       Bryan F. Keyes                   Treasurer

         SIGNATURE                        TITLE
-------------------------------       --------------------------


     /s/ T. GREG DEWITT               Director of Accounting
-------------------------------           (Principle Accounting
       T. Greg Dewitt                   Officer)

     /s/ J. SHANE LONG                Vice President of Sales
-------------------------------           and Marketing and
       J. Shane Long                    Director

     /s/ JAMES J. BYRNE
-------------------------------         Director
       James J. Byrne

     /s/ DENNIS G. SABO
-------------------------------         Director
       Dennis G. Sabo

  /s/ LAWRENCE E. WESNESKI
-------------------------------         Director
    Lawrence E. Wesneski

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of STB Systems, Inc.

    Our audits of the consolidated financial statements referred to in our report dated December 12, 1998, except as to Note 15, which is as of January 15, 1999, appearing in this Annual Report on Form 10-K for the year ended October 31, 1998, also included an audit of the Financial Statement Schedule listed in
Item 14(a) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
December 12, 1998

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                                                  BALANCE AT
  FISCAL                                         BEGINNING OF    CHARGED TO COSTS                    BALANCE AT END
YEAR ENDED              DESCRIPTION                  YEAR          AND EXPENSES      DEDUCTIONS        OF YEAR
----------   --------------------------------    ------------    ----------------   ------------     --------------
31-Oct-96    Allowance for Bad Debts             $    449,073     $    489,837      $    607,078     $    331,832
             Allowance for Product Returns
             and Price Protection                      45,000          405,000           175,000          275,000
             Allowance for Obsolete Inventory       1,000,000        1,928,013         1,528,013        1,400,000
31-Oct-97    Allowance for Bad Debts                  331,832          300,000           166,500          465,332
             Allowance for Product Returns
             and Price Protection                     275,000                                895          274,105
             Allowance for Obsolete Inventory       1,400,000        2,248,918         2,248,918        1,400,000
31-Oct-98    Allowance for Bad Debts                  465,332          350,509           295,519          520,322
             Allowance for Product Returns
             and Price Protection                     274,105        4,284,588         3,983,693          575,000
             Allowance for Obsolete Inventory       1,400,000        6,449,156         2,649,156        5,200,000

                                                                      APPENDIX N

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-K/A
                                 ---------------

                                 AMENDMENT NO. 1

(MARK ONE)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 1998
                                       OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 0-25540

                                STB SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

                   TEXAS                               75-1855896
      (State or other jurisdiction of               (I.R.S. Employer
       incorporation or organization)              Identification No.)

           3400 WATERVIEW PARKWAY                         75080
             RICHARDSON, TEXAS                         (Zip Code)
  (Address of principal executive offices)

       Registrant's telephone number, including area code: (972) 234-8750

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

          SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    Common Stock, par value $0.01 per share
                                (Title of class)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

    The aggregate market value on January 20, 1999 of the voting and non-voting common equity held by non-affiliates of the registrant was $91,444,815.

    Number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of January 20, 1999: 12,606,787.

                       DOCUMENTS INCORPORATED BY REFERENCE

    None.

================================================================================

ITEM 3. LEGAL PROCEEDINGS.

    UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "STB," "WE" OR "US" WHEN USED IN THIS REPORT REFERS TO STB SYSTEMS, INC., A TEXAS CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES AND PRIOR AFFILIATES.

    A securities class action lawsuit was filed on October 9, 1998 in Dallas County, Texas against us and certain of our officers and directors, along with the underwriters who participated in our secondary public offering on March 20, 1998. The petition alleges that the registration statement for our secondary public offering contained false and misleading statements of material facts and omitted to state material facts, alleging that the registration statement failed to disclose certain alleged product defects, alleged difficulties with some of our major customers and our allegedly deteriorating financial performance. The petition asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, as amended, and Sections 581-33A and 581-33F of the Texas Securities Act on behalf of a purported class of persons who purchased or otherwise acquired STB Common Stock in the public offering. The petition seeks recision and/or unspecified damages. We deny the allegations in the petition and intend to vigorously defend the lawsuit. In the event the plaintiffs in the lawsuit prevail in connection with any of their claims, then, depending upon the magnitude of damages and expenses incurred by us and the extent to which such damages and expenses are covered by insurance, the lawsuit could materially harm us.

    We are a party from time to time to certain other legal proceedings arising in the ordinary course of our business. Although the amount of any liability that could arise with respect to these proceedings cannot be predicted accurately, in our opinion, any liability that might result from such claims will not have a material adverse effect on our financial position.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ANY STATEMENTS CONTAINED HEREIN -- INCLUDING WITHOUT LIMITATION STATEMENTS TO THE EFFECT THAT STB OR ITS MANAGEMENT "BELIEVES," "EXPECTS," "ANTICIPATES," "PLANS," "MAY," "WILL," "PROJECTS," "CONTINUES" OR "ESTIMATES," OR STATEMENTS CONCERNING "POTENTIAL," OR "OPPORTUNITY" OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY OR THE NEGATIVE THEREOF -- THAT ARE NOT STATEMENTS OF HISTORICAL FACT SHOULD BE CONSIDERED FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN OR CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH UNDER "RISK FACTORS" IN STB'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 1998.

OVERVIEW

    We currently sell two broad categories of products, multimedia subsystem products and specialized technology products. Our multimedia subsystem product line includes a wide selection of multimedia accelerators designed for use in mid-range to high-end PCs. Our multimedia subsystem product line also features several complementary products, including DVD decoder subsystems and PC/TV convergence subsystems. Our specialized technology products incorporate graphics technologies and are primarily designed to enable one computer to control simultaneously the display of multiple monitors.

    We sell our products to OEMs, the commercial market and the specialized technology market. We sell multimedia subsystem products both to OEMs as subsystems for their PC products and to the commercial market. Sales of multimedia accelerators and other multimedia subsystems to OEMs typically possess higher unit volumes and lower gross profit margins. Sales of multimedia products to the commercial market typically have modest unit volumes and higher gross profit margins than the sale of similar products to OEMs. Although sales volumes of specialized technology products are relatively low, we realize higher gross profit margins from the sale of these products than from the sale of multimedia subsystem products.

    For the fiscal years 1998 and 1997, sales of our products to OEMs represented approximately 80% and 79%, respectively, of total net sales. Sales to the commercial market represented approximately 12% of total net sales for fiscal years 1998 and 1997. Sales to specialized technology product markets constituted approximately 7% of total net sales for fiscal 1998 and 8% of total net sales for fiscal 1997. We derived the balance of total net sales primarily from third party assembly services. Third party assembly services comprised approximately 1% of total net sales for fiscal years 1998 and 1997. We export our products through all of our sales channels. Export sales of our products have grown moderately in recent periods. As a result, exports have increased as a percentage of net sales to 28% in fiscal 1998 from 27% in fiscal 1997. Our total gross profit margins and gross profits will likely fluctuate from period to period as a result of our product mix, sales channel mix, component costs and the competitive pricing pressures on our products.

    We recognize revenue upon shipment of our products. For products sold through the commercial channel, we generally allow returns in the form of stock rotation and price protection in the form of credits. Our current stock rotation policies permit a commercial customer to return a portion of the products purchased within specified time periods, if that customer places an order with us for additional products of equal or greater value. We also provide price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. We maintain reserves related to these programs, and we believe that such reserves are adequate.

    We have no guaranteed supply arrangements with any of our suppliers. We obtain most of the primary components of our products directly from the component manufacturers. The primary components of our products consist mainly of controller chips and memory chips. The prices of such components can change significantly from time to time. In the past we have experienced, and may in the future experience, increases in our unit component costs without being able to increase the price of the related products. Such an increase in component costs could negatively impact our gross profit margins and results of operations. In particular, occasional world-wide shortages of memory and controller chips and international tariff disputes have in the past resulted in substantial unit component cost increases that have materially adversely affected our gross profit margins and our results of operations.

    On December 13, 1998, we entered into the 3Dfx Merger Agreement. The 3Dfx Merger Agreement provides for the merger of a newly formed, wholly-owned subsidiary of 3Dfx with and into STB (the "3Dfx Merger"). STB will be the surviving corporation in the 3Dfx Merger and, upon consummation of the 3Dfx Merger, will become a wholly-owned subsidiary of 3Dfx. In the event of the consummation of the 3Dfx Merger, the combination of 3Dfx's and STB's operations will result in many significant changes in STB's business and its related results of operations and financial condition. In particular, the announcement and consummation of the merger may disrupt STB's relationships with its suppliers, some of whom are competitors of 3Dfx. For example, nVidia, which is a major supplier of STB and whose graphics chips were incorporated into STB products representing 63.9% of STB's net sales in fiscal 1998 (approximately $170.1 million net sales), competes directly with 3Dfx. As a result of the merger, STB plans to continue to offer for sale to its customers its current products that use nVidia graphics chips, but will not use nVidia's graphics chips on any new products. Unless STB or the 3Dfx/STB combined company can persuade STB's existing customers that are purchasing products using nVidia graphics chips to purchase new products based on 3Dfx graphics chips, the revenue derived from sales to such customers will be reduced significantly. Similarly, while no suppliers of graphics chips to STB have as of the date of this report indicated to STB that they intend to terminate their supplier relationship with STB, to the extent that any such relationship is terminated or curtailed and STB cannot persuade its existing customers who purchase products containing any of those supplier's chips to purchase products containing 3Dfx chips then revenues could be reduced significantly.

RESULTS OF OPERATIONS

    The following table sets forth certain items from our Consolidated Statements of Operations as a percentage of net sales:

                                                    PERCENTAGE OF NET SALES
                                                     YEAR ENDED OCTOBER 31,
                                               --------------------------------
                                                1998         1997         1996
                                               ------       ------       ------
Net sales ...............................       100.0%       100.0%       100.0%
Cost of sales ...........................        83.4%        74.9%        80.4%
                                               ------       ------       ------
Gross profit ............................        16.6%        25.1%        19.6%
                                               ======       ======       ======
Operating expenses:
  Research and development ..............         4.0%         3.4%         2.4%
  Sales and marketing ...................         6.6%         7.4%         6.1%
  General and administrative ............         4.8%         5.3%         5.3%
                                               ------       ------       ------
Total operating expenses ................        15.4%        16.1%        13.8%
                                               ------       ------       ------
Income from operations ..................         1.2%         9.0%         5.8%
Interest expense, net ...................         0.2%         0.8%         0.6%
                                               ------       ------       ------
Income before income taxes ..............         1.0%         8.2%         5.2%
Provision for income taxes ..............         0.3%         2.8%         1.8%
                                               ------       ------       ------
Net income ..............................         0.7%         5.4%         3.4%
                                               ======       ======       ======

FISCAL YEAR ENDED OCTOBER 31, 1998 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1997

    NET SALES. Net sales increased by $66.8 million, or 33.5%, from $199.5 million in fiscal 1997 to $266.3 million in fiscal 1998. This increase resulted from continued growth in all sales channels. Unit volume for fiscal 1998 increased by 25.7% over fiscal 1997. Our overall average unit selling prices increased slightly, primarily as a result of increased product performance and complexity and higher memory configurations. OEM channel sales increased $58.9 million, or 38.3%, from approximately $153.5 million in fiscal 1997 to approximately $212.4 million in fiscal 1998. Sales growth in the OEM channel primarily resulted from increased sales to existing customers. Commercial channel sales increased $8.9 million, or 37.1%, from approximately $23.9 million in fiscal 1997 to approximately $32.8 million in fiscal 1998. This increase in sales to the commercial channel resulted primarily from sales of the award winning Velocity 128, as well as the Black Magic Voodoo 2 and Velocity 4400 multimedia accelerators to established customers. Sales in the specialized technology market experienced moderate growth, increasing from approximately $15.2 million in fiscal 1997 to approximately $16.9 million in fiscal 1998, an increase of $1.7 million, or 11.3%. Unit volume for specialized technology products increased approximately 24.2%, while average unit selling prices declined slightly as a result of increased competition in the market. An increase in sales to existing customers also contributed to the moderate increase in sales of specialized technology products.

    GROSS PROFIT. Gross profit decreased by $5.8 million, or 11.6%, to $44.2 million in fiscal 1998, as compared to $50.0 million in fiscal 1997. For the period, gross profit as a percentage of net sales declined to 16.6% from 25.1%. The decrease in the amount of gross profit margin resulted primarily from increased pricing pressure in the commercial and OEM markets and to a lesser degree, the 10.3% decline in average selling prices in the specialized technology market from fiscal 1997 to fiscal 1998. The decrease in gross profit as a percentage of net sales resulted primarily from increased pricing pressure on the Company's products and a decrease in higher margin specialized technology products as a percentage of total sales. Price protection credits granted during the year ended October 31, 1998 were $4.2 million compared to $1.3 million during the year ended October 31, 1997. The increase in price protection resulted primarily from price protection credits granted in the fourth quarter of 1998 for the Velocity 128 and Black Magic Voodoo 2 products, totaling approximately $2.2 million. Amounts charged to expense for potential excess and obsolete inventory were $6.4 million and $2.2 million during the years ended October 31, 1998 and 1997, respectively. The relative increase in amounts charged to expense for potential excess and obsolete inventory during 1998 was primarily related to $3.2 million for non-recurring charges associated with components provided by a supplier that did not meet specifications and a slow-moving inventory matter specifically identified through routine obsolescence reviews by management. Management believes these additional charges for excess and obsolete inventory are considered unusual and non-recurring in nature and are not expected to represent any trend which would have a material impact on future results of operations. The increases in price protection credits granted and amounts charged to expense for potential excess and obsolete inventory contributed to the decrease in gross profit margin.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $4.1 million, or 60.1%, to $10.8 million in fiscal 1998, as compared to $6.7 million in fiscal 1997. This increase resulted primarily from increased staffing levels at our corporate headquarters in Richardson, Texas, as well as at our design centers in Austin, Texas, Eugene, Oregon and Belfast, Northern Ireland. Expenses associated with new product development, software and driver development and continued enhancement and support of our existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 3.4% in fiscal 1997 to 4.0% in fiscal 1998.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $2.9 million, or 19.8%, to $17.7 million in fiscal 1998, as compared to $14.8 million in fiscal 1997. This increase resulted from additional staffing and commissions paid as a result of our growth and higher sales levels. A decrease in commissions paid to independent sales representatives partially offset the general increase in sales and marketing expenses. Increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales decreased from 7.4% in fiscal 1997 to 6.6% in fiscal 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $2.1 million, or 19.3%, to $12.7 million in fiscal 1998, as compared to $10.6 million in fiscal 1997. The increase is due primarily to expenses associated with our growth, including increased staffing, occupancy costs and other general operating expenses. Expenses associated with data processing, as well as increased goodwill amortization also contributed to the overall increase in general and administrative expenses. General and administrative expense as a percentage of net sales decreased from 5.3% in 1997 to 4.8% in 1998.

    NET INCOME. As a result of the foregoing factors, net income decreased by $9.0 million, or 83.9%, to $1.7 million in fiscal 1998, as compared to $10.7 million in fiscal 1997.

FISCAL YEAR ENDED OCTOBER 31, 1997 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1996

    NET SALES. Net sales increased by $19.3 million, or 10.7%, from $180.2 million in fiscal 1996 to $199.5 million in fiscal 1997. This increase result from continued growth in all sales channels. Unit volume for fiscal 1997 increased by 27.4% over fiscal 1996. At the same time, our average unit selling prices continued to decline primarily as a result of declines in component costs. OEM channel sales increased $8.0 million, or 5.5%, from approximately $145.5 million in fiscal 1996 to approximately $153.5 million in fiscal 1997. Sales growth in the OEM channel resulted primarily from increased sales to existing customers. Commercial channel sales increased $4.1 million, or 20.8%, from approximately $19.8 million in fiscal 1996 to approximately $23.9 million in fiscal 1997. This moderate increase in sales to the commercial channel resulted primarily from increased sales to established customers. Sales in the specialized technology market experienced significant growth, increasing from approximately $10.9 million in fiscal 1996 to approximately $15.2 million in fiscal 1997, an increase of $4.3 million, or 38.9%. Increased sales to existing customers and the sale of products to OEM workstation groups both contributed to the increase in sales of specialized technology products.

    GROSS PROFIT. Gross profit increased by $14.7 million, or 41.9%, to $50.0 million in fiscal 1997, as compared to $35.3 million in fiscal 1996. For the period, gross profit as a percentage of net sales increased to 25.1% from 19.6%. The increase in gross profit margin resulted primarily from increased sales of higher margin specialized technology products and, to a lesser degree, increased sales to the commercial channel. In addition, declines in component costs, economies of scale resulting from higher production volumes and greater manufacturing efficiencies also contributed to the increase in gross profit margin. Decreasing unit sales prices partially offset the increase in gross profit margins.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $2.3 million, or 52.2%, to $6.7 million in fiscal 1997, as compared to $4.4 million in fiscal 1996. This increase resulted primarily from additional staffing levels at our headquarters in Richardson, Texas, as well as at our design centers in Houston, Texas and Eugene, Oregon. During 1997 we expanded our research and development efforts by establishing and staffing a design center in Belfast, Northern Ireland. Expenses associated with new product development, software development and continued enhancement and support of our existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 2.4% in fiscal 1996 to 3.4% in fiscal 1997.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $3.8 million, or 34.6%, to $14.8 million in fiscal 1997, as compared to $11.0 million in fiscal 1996. This increase resulted from additional staffing and commissions paid as a result of our growth and higher sales levels, as well as increased travel and operating costs. Increased trade show expense, as well as increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales increased from 6.1% in fiscal 1996 to 7.4% in fiscal 1997.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $1.1 million, or 11.9%, to $10.6 million in fiscal 1997, as compared to $9.5 million in fiscal 1996. The increase resulted primarily from expenses associated with our growth, including increased staffing and related expenses and data processing costs. An increase in the allocation of certain costs related to the Mexican manufacturing operation to cost of goods sold partially offset the increase in general and administrative expenses. Facility expansion at our headquarters and related occupancy costs, including rent and insurance, also contributed to the overall increase in general and administrative expenses. As a result of the increase in operating income, expenses associated our profit sharing plan also increased. For the periods, general and administrative expense as a percentage of net sales remained unchanged at 5.3%.

    NET INCOME. As a result of the foregoing factors, net income increased by $4.7 million, or 77.2%, to $10.8 million in fiscal 1997, as compared to $6.1 million in fiscal 1996.

SEASONALITY

    Our quarterly operating results vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in our product mix, seasonal promotions by us and our customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.

LIQUIDITY AND CAPITAL RESOURCES

    Inventory and accounts receivable financing and manufacturing and other equipment expenditures constitute our principal capital and liquidity needs. We have generally financed these requirements and our operations through a combination of cash generated from operations, trade credit from vendors, bank borrowings and the proceeds from our public offerings. As a result of our rapid growth in recent years and our capital requirements, we completed a secondary public offering of 2,775,000 shares of STB Common Stock during the second quarter of fiscal 1998. We used the net proceeds from our secondary offering to reduce indebtedness and retained the balance for general corporate purposes. We recognize that future growth, if any, may require additional capital, particularly to support increased working capital needs, staffing requirements, promotional expenses and manufacturing facilities and equipment requirements.

    Cash used in operating activities was $148,000 in fiscal 1998, primarily attributable to increases in inventory and other assets, as well as decreases in accounts payable, partially offset by decreases in accounts receivable, as a result of declining revenues late in the fourth quarter. Cash used in operating activities was $3.9 million in fiscal 1997, resulting primarily from increases in inventory and accounts receivable, as a result of higher sales, partially offset by increased earnings and increases in accounts payable. At October 31, 1998, the Company's working capital amounted to $83.7 million, compared to $31.4 million at October 31, 1997. Cash and cash equivalents equaled $30.6 million and $3.9 million at October 31, 1998 and 1997, respectively.

    In fiscal 1998, we invested $3.1 million in capital equipment, compared with net purchases of equipment aggregating $9.6 million during fiscal 1997. Our investment in equipment is primarily attributable to manufacturing equipment additions and upgrades of existing equipment to support the increased demand for our products. During the first quarter of fiscal 1998, we completed a move to a new manufacturing facility in Juarez, Mexico, immediately adjacent to our previous facility. We have retained one-half of the previous facility for expansion. During the fourth quarter of fiscal 1997, we installed two new high speed surface-mount assembly lines at our new facility, at a total cost of approximately $6.3 million. We installed an additional line in the third quarter of fiscal 1998, at a cost of approximately $2.9 million. We financed this equipment through operating lease finance arrangements. During the fourth quarter of fiscal 1996, we installed four surface-mount technology assembly lines, at an approximate cost totaling $4.2 million. We financed this equipment through traditional lease financing arrangements also. Our aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.2 million at October 31, 1998 (see Note 8 of Notes to Consolidated Financial Statements). We expect that additional capital expenditures for similar types of equipment may be necessary to support any additional future customer demand and production requirements.

    We have a $40.0 million revolving credit facility ("Revolving Credit Facility"), as well as a $3.0 million term loan ("Term Loan"). At October 31, 1998, no amounts were outstanding under the Revolving Credit Facility and $2.7 million was outstanding under the Term Loan. Principal amounts outstanding under the Revolving Credit Facility bear interest at LIBOR plus 175 basis points (6.989% at October 31, 1998). Amounts outstanding under the Term Loan bear interest at LIBOR plus 250 basis points and are payable in 60 monthly installments of principal and interest. Payment of principal and interest began November 1, 1997. Formulas based on eligible accounts receivable determine availability under the new Revolving Credit Facility. All indebtedness under the Revolving Credit Facility matures on November 21, 1999, and indebtedness under the Term Loan matures on November 1, 2002 (subject to renewal of the Revolving Credit Facility through such date).

    In December 1997, we entered into a five-year agreement to construct and lease a new corporate headquarters in Richardson, Texas. Construction on the 210,000 square foot facility was completed in December 1998, and we completed our move into the facility during that month. We estimate the total cost of the building and the land to be approximately $22.8 million. The lessor agreed to fund the cost of the land and construction of the building. Rental payments commenced upon occupancy. We estimate that we will pay approximately $225,000 per month in rent over a four-year period beginning in the first quarter of fiscal 1999. This amount exceeds the expense of our previous headquarter facilities, because local rental rates have increased and we have increased the square footage of our corporate headquarters. The lease agreement also provides that the amount of the lease payments is subject to adjustment based upon prevailing interest rates. Consequently, an increase in prevailing interest rates will increase the expense of our facilities. We have recently entered into an interest rate swap agreement that fixes the interest rate on a majority of our lease obligation at 7.55%. We are also seeking opportunities to sublease that portion of our new headquarters that we do not expect to utilize immediately. At the end of the initial five-year lease, we have the option to renew the lease for an additional five years, pay off the underlying debt or cause the building to be sold. In the event of a sale, the proceeds are to be used to retire the underlying debt. Any excess will be paid to us. We are generally responsible for any remaining unpaid balance owing on the underlying obligation after the sale of the facility.

YEAR 2000 ASSESSMENT

    STATE OF READINESS: STB has performed a company-wide evaluation to assess the ability of its products and its information technology ("IT") and non-IT systems to properly function and execute transactions in the Year 2000. STB's Year 2000 Project is divided into three major sections: (a) Infrastructure, which includes internal management information systems, computers, servers, networks to support the business and any non-IT systems used in the operation of the business; (b) Third party Suppliers, which includes those suppliers that provide STB with components that are used in the manufacture of its products; and (c) STB Products which includes those products that generate revenue for STB. The Project has been divided into six phases: (1) Awareness and Communication; (2) Inventory; (3) Assessment; (4) Renovation; (5) Testing; and
(6) Rollout. As discussed below, STB has substantially completed the first three phases of the Year 2000 Project for its Infrastructure; the first phase for its Third Party Suppliers and all phases for its Customer Products and Services. All phases of the Year 2000 Project are expected to be completed by the third quarter of 1999.

    INFRASTRUCTURE: STB has completed an assessment of its IT and non-IT systems and currently is in the renovation phase for these systems. STB has completed the renovation of its IT hardware systems and expects to complete a renovation of its various software systems by June 1999. The Renovation, Testing and Rollout phases of the Project are expected to be complete by July 1999. STB has distributed a letter to each of its vendors that supply systems or software for its IT and non-IT systems to determine the systems' Year 2000 status. A majority of the recipients have responded to the letter, and most of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem either currently or through upgrades to existing systems. A majority of the total systems are either compliant currently or have been upgraded. STB is assessing these responses and will continue to communicate with vendors that are material to its operations to gain satisfactory assurances. If such assurances are not obtained, STB will seek alternatives, including contracting with other vendors.

    THIRD PARTY SUPPLIERS: STB has taken a inventory of the components supplied from third party suppliers that are used in conjunction with its products. STB has contacted significant third party suppliers in an effort to assess the state of their Year 2000 readiness. To date, a majority of the recipients have responded to the letter, and approximately 20% of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem. Approximately 25% of those responding have not been willing to certify the Year 2000 compliance of their products. STB is continuing to obtain responses to the letter and at the same time is formulating a contingency plan that includes identifying alternate suppliers in the event STB is unable to obtain such assurances. Many of STB's components and services are obtained from sources that are not the sole source for such items. Accordingly, STB believes that alternative means are generally available that are Year 2000 compliant from which to obtain components and services. Other than as described above, STB has not undertaken to employ any independent verification or validation process to determine its third party suppliers' state of Year 2000 readiness.

    STB PRODUCTS AND SERVICES: During 1998, all of STB's products that were produced in the last five years were tested and confirmed as compliant. STB has transmitted letters to its customers notifying them of their current year 2000 readiness status. In general, STB believes that the nature of the functionality of its products do not entail any date type functions. Therefore STB believes that, the products do not have any Year 2000 performance implications.

    COSTS: To date, STB has spent approximately $170,000 relating to software, training and labor costs for its Year 2000 Project, of which $100,000 was incurred for replacement costs for non-compliant software systems as well as the acceleration of replacement of certain other systems as a result of the Year 2000 Problem. STB currently estimates that its software, training and labor costs through fiscal year 1999 relating to the Year 2000 Project will be approximately $100,000. No assurances, however, can be given that these costs will not exceed such amount or that STB will not have to use other sources for these amounts. STB has to date only used internal resources to assess its Year 2000 risks and cost estimates and does not expect to use any independent verification or validation process in this regard. None of STB's other IT projects has been delayed due to STB's Year 2000 Project. Funds for the Year 2000 Project are expected to be paid for out of operations.

    RISKS: If STB does not successfully complete its Year 2000 Project, it could, among other results, prevent it from receiving orders and delivering Year 2000 compliant goods to customers and prevent it from placing orders and receiving sufficient quantities of supplies from vendors. This could have a material effect on STB's ability to market, sell and implement its products, which could have a material adverse effect on its financial condition and results of operations. STB's most reasonably likely worst case Year 2000 scenario would likely involve the failure of a critical supplier's products to be Year 2000 compliant, which could temporarily suspend the manufacture and delivery of STB's related products while the problem was fixed or an alternate supply source was identified. As indicated above, STB is formulating an informal contingency plan that includes identifying alternate suppliers. In addition, as a result of Year 2000 concerns, the PC industry as a whole may experience declining growth rates and a decreased demand for PCs and PC related products. There can be no assurances that third parties will be Year 2000 compliant in a timely manner.

    CONTINGENCY PLANS: STB has to date experienced no significant Year 2000 problems. Although STB has not adopted a formal contingency plan, it is currently assessing alternatives, which may be implemented in the event Year 20000 issues arise.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), was issued. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It mandates that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. STB will adopt FAS 130 in the year ending October 31, 1999. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption.

    In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("FAS 131"), was issued, FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. STB will adopt FAS 131 in the year ending October 31, 1999.

    On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires computer software costs related to internal use software that are incurred in the preliminary project stage should be expensed as services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, STB will adopt SOP 98-1 in its financial statements for the year ending October 31, 1999. STB does not believe the adoption of SOP 98-1 will have a material effect on its results of operations or financial condition.

    On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (November 1, 1999 for STB). FAS 133 requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. STB is currently evaluating implementation of FAS 133 and the effects the statement will have on its financial statements and disclosures. STB believes that, due to the current limited use of derivative instruments, adoption of the statement will not have a material effect on its results of operations, financial position, capital resources or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of STB Systems, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of STB Systems, Inc. and subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of STB Systems, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
December 12, 1998, except as to Note 15,
  which is as of January 15, 1999

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                            OCTOBER 31, 1998 AND 1997
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                               1998            1997
                                                                                             ---------       ---------
ASSETS
Current Assets:
  Cash and cash equivalents ...........................................................      $  30,639       $   3,869
  Accounts receivable--trade, net of allowance for doubtful accounts of $520 and $465 .         32,508          47,208
  Inventories, net ....................................................................         48,993          41,295
  Other current assets ................................................................          6,444           1,970
                                                                                             ---------       ---------
    Total current assets ..............................................................        118,584          94,342
Property and equipment, net ...........................................................         11,586          12,348
Other assets ..........................................................................          5,142           2,864
                                                                                             ---------       ---------
    Total assets ......................................................................      $ 135,312       $ 109,554
                                                                                             =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt .....................................................................      $      --       $  21,520
  Accounts payable--trade .............................................................         32,050          36,801
  Accrued wages, commissions and bonuses ..............................................            694           1,466
  Other accrued liabilities ...........................................................          1,534           2,027
  Current portion of long-term liabilities ............................................            587           1,167
                                                                                             ---------       ---------
    Total current liabilities .........................................................         34,865          62,981
                                                                                             ---------       ---------
Long-term liabilities:
  Long-term notes payable .............................................................             --             500
  Obligations under capital leases and other long-term liabilities ....................          2,095           2,611
                                                                                             ---------       ---------
    Total long-term liabilities .......................................................          2,095           3,111
                                                                                             ---------       ---------
Shareholders' equity:
  Preferred stock, 2,000,000 shares authorized, none issued or outstanding ............             --              --
  Common stock, $.01 par value, 25,000,000 shares authorized, 13,302,687 and 10,452,473
    shares issued, respectively .......................................................            133             105
Additional paid-in capital ............................................................         82,875          25,357
Retained earnings .....................................................................         19,977          18,245
                                                                                             ---------       ---------
                                                                                               102,985          43,707
Treasury stock, 696,800 and 35 shares, respectively, at cost ..........................         (4,633)           (245)
                                                                                             ---------       ---------
Total shareholders' equity ............................................................         98,352          43,462
                                                                                             ---------       ---------
    Total liabilities and shareholders' equity ........................................      $ 135,312       $ 109,554
                                                                                             =========       =========


  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                   1998             1997             1996
                                               -----------      -----------      -----------
Net sales ...............................      $   266,270      $   199,485      $   180,155
Cost of sales ...........................          222,018          149,439          144,879
                                               -----------      -----------      -----------
Gross Profit ............................           44,252           50,046           35,276
                                               -----------      -----------      -----------
Operating expenses:
  Research and development ..............           10,794            6,740            4,428
  Sales and marketing ...................           17,717           14,788           10,986
  General and Administrative ............           12,666           10,618            9,486
                                               -----------      -----------      -----------
Total operating expenses ................           41,177           32,146           24,900
                                               -----------      -----------      -----------
Income from operations ..................            3,075           17,900           10,376
Interest expense, net ...................              439            1,649            1,113
                                               -----------      -----------      -----------
Income before income taxes ..............            2,636           16,251            9,263
Provision for income taxes ..............              904            5,481            3,186
                                               -----------      -----------      -----------
Net income ..............................      $     1,732      $    10,770      $     6,077
                                               ===========      ===========      ===========
Net income per share:
  Basic .................................      $      0.14      $      1.05      $      0.60
                                               ===========      ===========      ===========
  Diluted ...............................      $      0.13      $      0.97      $      0.59
                                               ===========      ===========      ===========
Weighted average shares outstanding:
  Basic .................................       12,133,560       10,297,929       10,158,803
                                               ===========      ===========      ===========
  Diluted ...............................       12,882,864       11,146,602       10,309,256
                                               ===========      ===========      ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

               FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                             1998           1997           1996
                                                                           --------       --------       --------
Cash flows from operating activities:
  Net income ........................................................      $  1,732       $ 10,770       $  6,077
  Adjustments to reconcile net income to net cash flow from operating activities:
    Depreciation and amortization ...................................         3,885          2,550          1,252
    Changes in assets and liabilities:
      Accounts receivable--trade ....................................        14,700        (18,506)        (7,397)
      Inventories, net ..............................................        (7,698)       (13,652)           727
      Other current assets ..........................................        (4,474)          (621)          (479)
      Other assets ..................................................        (2,277)          (763)           151
      Accounts payable--trade .......................................        (4,751)        15,543          1,807
      Accrued wages, commissions, and bonuses .......................          (772)           322            585
      Other accrued liabilities .....................................          (493)           419            817
                                                                           --------       --------       --------
        Net cash provided by (used in) operating activities .........          (148)        (3,938)         3,540
                                                                           --------       --------       --------
Cash flows from investing activities:
Purchases of property and equipment .................................        (3,124)        (9,580)        (3,086)
Investment in subsidiary ............................................            --           (236)            --
                                                                           --------       --------       --------
      Net cash used in investing activities .........................        (3,124)        (9,816)        (3,086)
                                                                           --------       --------       --------
Cash flows from financing activities:
Borrowings (payments) on short-term debt ............................       (21,520)         9,760           (351)
Borrowings on long-term debt ........................................            --          3,000             --
Payments on long-term debt ..........................................        (1,596)          (703)        (1,003)
Issuance of common stock, net of issue costs ........................           474          1,218            158
Proceeds from secondary offering ....................................        57,104             --             --
Repurchase of common stock ..........................................        (4,633)            --             --
Tax benefit from exercise of stock options ..........................           213            928             --
                                                                           --------       --------       --------
Net cash provided by(used in) financing activities ..................        30,042         14,203         (1,196)
                                                                           --------       --------       --------
Net increase (decrease) in cash and cash equivalents ................        26,770            449           (742)
Cash and cash equivalents at beginning of period ....................         3,869          3,420          4,162
                                                                           --------       --------       --------
Cash and cash equivalents at end of period ..........................      $ 30,639       $  3,869       $  3,420
                                                                           ========       ========       ========
Supplemental disclosure of cash flow information:
  --Cash paid for interest in 1998, 1997 and 1996 was $1,235, $1,640, and $1,243, respectively.
  --Cash paid for income taxes in 1998, 1997 and 1996 was $3,400,
    $4,375 and $2,775, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

               FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)


                                       COMMON STOCK         ADDITIONAL                           TREASURY STOCK
                               --------------------------     PAID-IN       RETAINED      --------------------------
                                 SHARES         AMOUNT        CAPITAL       EARNINGS        SHARES          AMOUNT         TOTAL
                               -----------    -----------   -----------    -----------    -----------    -----------    -----------
BALANCE, OCTOBER 31, 1995 ..    10,125,000    $       102   $    22,103    $     1,402             35    $      (245)   $    23,362
Issuance of common stock ...        30,596              0           158                                                         158
Net Income .................                                                     6,077                                        6,077
                               -----------    -----------   -----------    -----------    -----------    -----------    -----------
BALANCE, OCTOBER 31, 1996 ..    10,155,596            102        22,261          7,479             35           (245)        29,597
Issuance of common stock ...       231,830              3         1,218                                                       1,221
Investment in subsidiary ...        65,047                          950                                                         950
Cumulative translation gain                                                         (4)                                          (4)
Tax benefit from exercise of
  stock options ............                                        928                                                         928
Net Income .................                                                    10,770                                       10,770
                               -----------    -----------   -----------    -----------    -----------    -----------    -----------
BALANCE, OCTOBER 31, 1997 ..    10,452,473            105        25,357         18,245             35           (245)        43,462
Net proceeds from secondary
  offering .................     2,775,000             28        57,076                                                      57,104
Issuance of common stock ...        75,249              0           474                                                         474
Retirement of treasury stock           (35)                        (245)                          (35)           245              0
Common stock repurchase ....                                                                  696,800         (4,633)        (4,633)
Tax benefit from exercise of
  stock options ............                                        213                                                         213
Net Income .................                                                     1,732                                        1,732
                               -----------    -----------   -----------    -----------    -----------    -----------    -----------
BALANCE, OCTOBER 31, 1998 ..    13,302,687    $       133   $    82,875    $    19,977        696,800    $    (4,633)   $    98,352
                               ===========    ===========   ===========    ===========    ===========    ===========    ===========



  The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    STB Systems, Inc. develops, manufactures and sells a wide selection of multimedia accelerators, other multimedia subsystem products and specialized technology products designed for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly owned subsidiary and provides manufacturing services to STB Systems, Inc. Symmetric Simulation Systems, Inc., also a wholly owned subsidiary of STB Systems, Inc., designs high-end 3D graphics acceleration products.

    PRINCIPLES OF CONSOLIDATION--The accompanying financial statements include the consolidated accounts of STB Systems, Inc., STB Assembly, Inc. and Symmetric Simulation Systems, Inc., (collectively referred to as the "Company"). STB de Mexico S.A. de C.V. ("STB de Mexico"), a majority owned subsidiary of STB Assembly, Inc., is a Mexican corporation operated as a maquiladora and performs assembly services for STB Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in STB de Mexico are insignificant for financial reporting purposes.

    MANAGEMENT ESTIMATES--In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

    CASH AND CASH EQUIVALENTS--Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Investments with initial maturities of three months or less qualify as cash equivalents.

    REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE--The Company recognizes revenue from product sales upon shipment. Sales to original equipment manufacturers ("OEMs") account for a significant portion of the Company's sales. The Company offers its OEM customers a limited warranty for a period of typically 15 to 36 months. Costs associated with the warranty program are accrued when revenue is recognized and are determined on the basis of estimated future costs to fulfill the warranty commitment.

    Stock rotation return rights, under specified conditions, are provided to certain retail customers for recently purchased products, provided an equivalent dollar amount of other products is purchased at the time of the return. Also, in the event the Company reduces its selling prices, certain retail customers receive price protection credit for the difference between the original purchase price of products remaining in specified levels of their inventories and the Company's reduced price for such products. Sales adjustments resulting from stock rotation returns and price protection programs are estimated by management and accrued in the period in which the sale is made. These sales adjustments have generally not been significant. Management's estimates of the costs associated with the price protection and stock rotation programs are based on the Company's historical experience with such arrangements and its evaluation of exposure at each balance sheet date resulting from these policies. The Company's sales are presented net of stock rotation returns and price adjustments.

    The Company participates in cooperative advertising programs with certain distributors. These programs are used by the Company to reimburse distributors for certain forms of advertising, and in general, allows distributors credits up to a specified percentage of net purchases. Credits for cooperative advertising earned by the distributor, may be taken up to six months after the sale has occurred. The Company's costs associated with these programs are estimated and accrued at the time of sale and are included in sales and marketing expenses.

    INVENTORIES--Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis using a moving weighted average methodology.

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation is computed for financial statement purposes using an accelerated method over the estimated useful lives of the assets, which range from three to five years. Amortization of assets recorded under capital leases is included in depreciation expense. Depreciation and amortization expense for each of the years ended October 31, 1998, 1997 and 1996 was $3,885,000, $2,550,000 and
$1,252,000, respectively.

    LONG-LIVED ASSETS--Long-lived assets held and used by the Company, or to be disposed of, are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book value of the assets and the estimated fair value of the related assets. Based on its most recent analysis, the Company believes that no impairment of long-lived assets existed at October 31, 1998.

    RESEARCH AND DEVELOPMENT--Research and development costs are charged to expense as incurred.

    INCOME TAXES--Effective February 21, 1995 and in connection with the Company's initial public offering ("Stock Offering"), the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) on a prospective basis (see Note 2). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using estimated tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

    ACCOUNTING FOR STOCK-BASED COMPENSATION--In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123) was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the statement of operations, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements. Accordingly, the Company has adopted SFAS 123 on a disclosure basis only.

    FINANCIAL INSTRUMENTS--As of October 31, 1998 and 1997 the fair values of the Company's revolving credit balance and the fair values of the Company's fixed-rate debt approximates the related carrying values.

    STOCK SPLITS--During 1997, the Company declared a three-for-two split of the Company's common stock. The stock split was effected in the form of a stock dividend on July 17, 1997. Additionally, on January 27, 1998, another three-for-two split of the Company's common stock was declared. Again, the stock split was effected in the form of a stock dividend on February 29, 1998, and resulted in the issuance of 3,491,182 additional shares. Share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock splits.

    EARNINGS PER SHARE--In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per share" (SFAS 128). The Company adopted SFAS 128, which establishes standards for computing and presenting earnings per share (EPS), in the first quarter of fiscal 1998. This statement requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes the effect of potentially dilutive securities while diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock.

    INTEREST RATE SWAP--The Company may enter into interest rate swap agreements to limit the effect of increases in floating interest rates. The differential is accrued as interest rates change and is recorded as interest expense.

    FOREIGN CURRENCY TRANSLATION--The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income.

    OTHER ASSETS--During the fourth quarter of fiscal 1998, the Company invested $3 million in nVIDIA Corporation, a supplier. The investment is in the form of a Convertible Subordinated Note. In the event the supplier sells common stock in an initial public offering prior to December 31, 1998, the investment will convert to common stock at a discount from the price per share of the common stock in the initial public offering. In the event the supplier does not complete an initial public offering prior to December 31, 1998, then on January 15, 1999 the investment shall automatically convert into common stock of the supplier (see Note 15, Subsequent Events). The Convertible Subordinated Note, included in other assets, is classified as an available-for-sale security and is reported at fair value. At October 31, 1998 there were no unrealized gains or losses.

NOTE 2--INITIAL PUBLIC OFFERING AND SECONDARY OFFERING

    On December 16, 1994, the Board of Directors of the Company authorized an initial public offering of the Company's common stock ("Stock Offering"). Accordingly, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of common stock. On February 14, 1995, 4,500,000 shares of common stock were offered to the public at a price of $5.33 per share. Proceeds from the Company's Stock Offering totaled $24,000,000, net of $2,322,000 of Stock Offering expenses. The Company's stock is listed on the NASDAQ National Market under the symbol "STBI".

    On February 25, 1998, the Company filed a registration statement on Form S-3 to offer an additional 3,000,000 shares of its common stock to the public in a secondary offering at a price of $22.00 per share. On March 20, 1998, the offering was completed and of the shares being offered, 2,775,000 shares were sold by the Company and 225,000 were sold by certain selling shareholders. Proceeds to the Company from the secondary offering totaled $61,050,000, net of $3,946,000 of secondary offering expenses.

NOTE 3--ACQUISITION

    During the quarter ended April 30, 1997, STB Systems, Inc. acquired all of the outstanding shares of Symmetric Simulation Systems, Inc. ("Symmetric"). Symmetric designs and builds high-end 3D graphics acceleration products for use in applications such as computer-aided design, product visualization and animation. This transaction was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" (APB 16). As consideration, the Company issued 65,047 shares of stock at a fair market value of $950,000 and cash in the amount of $236,000. As a result of the acquisition, the Company recorded goodwill in the amount of $1,648,000, which is included in other assets. At October 31, 1998, the Company evaluated the remaining useful life of the goodwill, and accordingly, changed the straight-line amortization period to five years from seven years. Based on an analysis of the undiscounted cash flow of the associated assets, no impairment of the asset was recorded. Unamortized goodwill at October 31, 1998 was $982,000.

    The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values on the date of acquisition, as follows:

                                                                  MARCH 18, 1997
                                                                  --------------
                                                                  (IN THOUSANDS)
Working capital, other than cash .........................           $ 1,166
Property, plant and equipment ............................                89
Other assets .............................................                 4
Goodwill .................................................             1,648
Other liabilities ........................................            (1,720)
                                                                     -------
Purchase price, net of cash received .....................           $ 1,187
                                                                     =======

NOTE 4--INVENTORIES

    Inventories at October 31 consist of the following:

                                                    1998                 1997
                                                  --------             --------
                                                         (IN THOUSANDS)
Raw materials ........................            $ 30,757             $ 23,193
Work-in-process ......................              17,267               13,859
Finished goods .......................               6,169                5,643
                                                  --------             --------
  Inventories, gross .................              54,193               42,695
Reserve for Obsolescence .............              (5,200)              (1,400)
                                                  --------             --------
  Inventories, net ...................            $ 48,993             $ 41,295
                                                  ========             ========

NOTE 5--PROPERTY AND EQUIPMENT

    Property and equipment at October 31 consist of the following:

                                                     1998                1997
                                                   --------            --------
                                                          (IN THOUSANDS)
Furniture and equipment ................           $ 17,876            $ 16,485
Leasehold improvements .................              1,866                 746
                                                   --------            --------
                                                     19,742              17,231
Less: accumulated depreciation .........             (8,156)             (4,883)
                                                   --------            --------
Property and equipment, net ............           $ 11,586            $ 12,348
                                                   ========            ========

NOTE 6--SHORT-TERM DEBT

    On November 21, 1997, the Company entered into a credit agreement with a bank, whereby the Company can borrow up to $30,000,000, against a revolving credit facility ("Revolving Credit Facility"). The borrowing capacity under the Revolving Credit Facility was increased to $40,000,000 in January 1998. The Revolving Credit Facility is payable upon demand, and bears interest at Libor plus 175 basis points (6.989% at October 31, 1998). In addition, the Company will incur a fee on the unused portion of the commitment, at an annual rate of
 .375%, payable quarterly, in arrears. There was no outstanding balance under the Revolving Credit Facility at October 31, 1998. All indebtedness under the Revolving Credit Facility matures on November 1, 1999.

    Availability under the Revolving Credit Facility is subject to limitations determined by the Company's borrowing base, which is calculated based on eligible accounts receivable, as defined in the Revolving Credit Facility agreement. In connection with the re-negotiation of the Revolving Credit Facility in January 1998, the Company incurred additional fees in the amount of $103,000.

    At October 31, 1997, the Company had $21,520,000 outstanding under a $25,000,000 credit agreement with a bank. This line of credit had an interest rate of prime plus .75% (9.25% at October 31, 1997). All outstanding balances under this credit agreement were satisfied with funds obtained from the Revolving Credit Facility.

NOTE 7--LONG-TERM LIABILITIES

    Long-term liabilities at October 31 consist of the following:

                                                                                  1998            1997
                                                                                 -------        -------
                                                                                     (IN THOUSANDS)
Mezzanine Facility, interest at prime plus .75%, payable in monthly installments of interest-only through November 1, 1995 and principal and interest from December 1, 1995 through November 1, 1999, collateralized
  by certain assets of the Company .......................................       $    --        $ 1,000
Obligations under capital leases .........................................         2,682          3,278
                                                                                 -------        -------
                                                                                   2,682          4,278
Less: current portion ....................................................          (587)        (1,167)
                                                                                 -------        -------
Long-term liabilities ....................................................       $ 2,095        $ 3,111
                                                                                 =======        =======

    In connection with the Revolving Credit Facility, the Company entered into a long-term loan agreement ("Term Loan") in the amount of $3,000,000 which is structured as a sale/leaseback transaction and is included in obligations under capital leases. The Term Loan is collateralized by certain assets of the Company, and bears interest at the rate of Libor plus 250 basis points (7.739% at October 31, 1998). The Term Loan is payable in monthly installments of principal and interest over five years.

    The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases and the present value of the minimum capital lease payments at October 31, 1998 are:

                                                           (IN
YEARS ENDING OCTOBER 31,                                 THOUSANDS)
---------------------------------------------------
1999 ..............................................       $   786
2000 ..............................................           754
2001 ..............................................           690
2002 ..............................................           690
2003 and thereafter ...............................            --
                                                          -------
                                                            2,920
Less: amount representing interest ................          (238)
                                                          -------
Present value of the minimum capital lease payments       $ 2,682
                                                          =======

NOTE 8--COMMITMENTS AND CONTINGENCIES

    The Company leases office space and equipment under various noncancelable operating lease agreements extending through 1999. Rental expense for each of the years ended October 31, 1998, 1997 and 1996 was $4,602,000, $2,136,000 and
$856,000, respectively. In the first quarter of fiscal 1999, the Company moved its Corporate headquarters to a new 210,000 square foot facility in Richardson, Texas. Future minimum lease payments for the new facility are included in the table below.

    At October 31, 1998, future minimum lease payments for such operating leases are:

                                                                    (IN
YEARS ENDING OCTOBER 31,                                         THOUSANDS)
----------------------------------------------------
1999 ...............................................              $ 5,749
2000 ...............................................                5,170
2001 ...............................................                5,187
2002 ...............................................                5,121
2003 ...............................................                3,513
Thereafter .........................................                2,860
                                                                  -------
Total ..............................................              $27,600
                                                                  =======

    The Company installed three high speed surface-mount assembly lines at its facility in Juarez, Mexico. The first two assembly lines were installed during the fourth quarter of fiscal 1997, at a total cost of $6.3 million. The third line was installed during the third quarter of fiscal 1998, at a cost of $2.9 million. The equipment has been financed through operating lease finance arrangements. Under the operating lease arrangements, the Company must make 60 monthly payments of $60,775, $53,691 and $49,659, respectively. During the fourth quarter of fiscal 1996, the Company installed four SMT assembly lines, at an approximate cost of $4.2 million. This equipment was also financed through operating lease finance arrangements. The Company's aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.2 million at October 31, 1998.

    In December 1997, the Company entered into a five-year lease agreement for a new corporate headquarters facility to be constructed in fiscal 1998. Construction on the 210,000 square foot facility began in December 1997 and was completed in December 1998. The total cost is estimated to be $22.8 million (including land). The lessor has agreed to fund the cost of the land and construction of the building (subject to reductions based on certain conditions in the lease agreement). The Company began occupying the facility during the first fiscal quarter of 1999 with rental payments commencing upon occupancy. Upon completion of the initial five-year agreement, the Company has the option to purchase the property, renew the lease for an additional five years, or arrange for the facility to be sold. In the case that the facility is sold for less than the original cost, the Company has guaranteed to the lessor to make up for any shortfall not to exceed $17.2 million.

    Under the lease agreement, the Company is responsible for all operating expenses of the facility along with a lease payment that is subject to adjustment based upon prevailing interest rates. The Company has entered into an interest rate swap agreement effective upon occupancy whereby the Company, via the swap, is fixing the rent payments on the lease. This interest rate swap agreement reduces the impact of changes in interest rates on the Company's monthly floating rate lease obligation to the lessor of its corporate headquarters facility. At October 31, 1998, the Company had one interest rate swap agreement with a commercial bank, having a total notional principal amount of $19.4 million. This agreement effectively changes the Company's interest rate exposure on its corporate headquarters facility lease obligation to a fixed 7.55%. The interest rate swap agreement extends through the term of the lease agreement and provides for monthly receipts to or payments by the Company dependent upon prevailing market rates of interest each month. Any cash payments made or received under the swap agreement will be recorded in facility expense for such month upon the effective date of the agreement, January 4, 1999. The Company is exposed to credit loss in the event of non-performance by the counter-party to the interest rate swap agreement. However, the Company does not anticipate non-performance by the counterparty to the swap agreement.

    In June 1998, the Company granted a major customer a warrant to purchase up to 420,000 shares of the Company's common stock over the next five calendar years. The customer receives the right to exercise the warrant upon achieving certain levels of business in each of the calendar years 1998 through 2000. Upon attainment of the specified level of business, the customer has three years to exercise the warrants applicable to that year. The exercise price of the warrant was based upon the closing price on the date the warrant was signed. The specified sales levels for 1998 were not met; therefore, the customer did not vest in any of the warrants during the year ended October 31, 1998.

    In August 1998, a lawsuit was filed by a supplier to the Company seeking payment in the amount of $1.2 million, representing an unpaid balance allegedly owing for components sold to the Company. The Company denies the claim on the basis that the components do not meet the stated specifications and that the supplier has breached an implied duty to its customer by entering into a line of business that competes with the Company. The Company has filed a counter claim against the supplier for damages in excess of the amount claimed by the supplier. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's financial condition. In August 1998, a lawsuit was filed by two employees of the Company alleging implied termination of their employment seeking damages pursuant to their employment contracts with the Company. The Company denies the allegations. Formal discovery has begun and the Company intends to vigorously defend its position. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's financial condition.

    In October 1998, a class action lawsuit was filed in Dallas, Texas, County Court against the Company and certain of its officers and directors, alleging the prospectus and registration statement of the Company's secondary stock offering in March 1998 contained false and materially misleading facts, and omitted to state material facts. The members of the class seek unspecified damages. The Company denies the allegations. No formal discovery has yet been undertaken, and the Company intends to vigorously defend the action. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's financial condition.

NOTE 9--MAJOR CUSTOMERS

    Sales to major customers, as a percentage of net sales, were as follows for each of the years ended October 31:

CUSTOMER                                      1998          1997          1996
--------------------------------------       ------        ------        ------
A ....................................           39%           35%           47%
B ....................................           31%           20%            8%
C ....................................            5%           11%           --

    Net sales to customers within the United States and to customers in foreign countries were as follows for each of the years ended October 31:

                                      1998              1997              1996
                                    --------          --------          --------
                                                   (IN THOUSANDS)
United States ............          $191,768          $144,665          $144,761
Europe ...................            58,945            42,510            32,654
Other ....................            15,557            12,310             2,740
                                    --------          --------          --------
                                    $266,270          $199,485          $180,155
                                    ========          ========          ========

NOTE 10--EMPLOYEE BENEFIT PLAN AND PROFIT SHARING PLAN

    The Company has a 401(K) plan for all full-time employees. During fiscal 1997, the Company modified the plan contribution amount. The new plan provides for the Company to make contributions of up to 50% of the amount of an employee's contribution, but not more than 2% of an employee's total cash compensation. Prior to the change, the Company made contributions of up to 25% of the amount of an employee's contribution, up to 1% of the employee's total cash compensation. The Company incurred expense of $226,000, $149,000 and $43,000 for the years ended October 31, 1998, 1997 and 1996, respectively, for its contributions to this plan.

    The Company's profit sharing plan provides for 10% of the Company's income before taxes to be paid as additional compensation to participants in the plan. Employees meeting eligibility requirements participate in the plan. The Company incurred compensation expense of $1,019,000, $1,464,000 and $991,000 for the years ended October 31, 1998, 1997 and 1996, respectively, as a result of the Company's obligations under the profit sharing plan.

NOTE 11--EARNINGS PER SHARE

    The following table sets forth the basic and diluted EPS computation for the years ended October 31:

                                                             1998              1997              1996
                                                          -----------       -----------       -----------
Net income (in thousands) .........................       $     1,732       $    10,770       $     6,077
                                                          ===========       ===========       ===========
BASIC
Weighted average number of shares outstanding .....        12,133,560        10,297,929        10,158,803
                                                          -----------       -----------       -----------
Net income per share ..............................       $      0.14       $      1.05       $      0.60
                                                          ===========       ===========       ===========
DILUTED
Weighted average number of shares outstanding .....        12,133,560        10,297,929        10,158,803
Additional weighted average shares from assumed
  exercise of dilutive stock options, net of shares
  assumed to be repurchased with exercise
  proceeds ........................................           749,304           848,673           150,453
                                                          -----------       -----------       -----------
Weighted average number of shares outstanding .....        12,882,864        11,146,602        10,309,256
                                                          -----------       -----------       -----------
Net income per share ..............................       $      0.13       $      0.97       $      0.59
                                                          ===========       ===========       ===========

NOTE 12--INCOME TAXES

    PROVISION FOR INCOME TAXES--The components of the income tax provision for the years ended October 31, are as follows:

                                          1998            1997           1996
                                         -------        -------        -------
                                                    (IN THOUSANDS)
Current Provision:
  Federal ........................       $ 1,320        $ 5,018        $ 3,468
  State ..........................           210             95             81
  Foreign ........................           387            265             68
                                         -------        -------        -------
                                           1,917          5,378          3,617
                                         =======        =======        =======
Deferred (benefit) expense:
  Federal ........................        (1,013)          (800)          (431)
  Effect of stock option exercises            --            903             --
                                         -------        -------        -------
                                          (1,013)           103           (431)
                                         -------        -------        -------
Provision for income taxes .......       $   904        $ 5,481        $ 3,186
                                         =======        =======        =======

    A reconciliation of taxes based on the federal statutory rate and the provision for income taxes is summarized as follows for the years ended October 31:

                                                        1998           1997           1996
                                                       ------         ------         ------
Income taxes at the federal statutory rate .....         35.0%          35.0%          34.0%
State income taxes, net of federal benefit .....          5.2%           0.4%           0.6%
Foreign tax credit, net ........................          0.0%          (1.6)%          (.1)%
R&D credit .....................................        (18.2)%         (1.9)%         (1.5)%
Permanent difference ...........................          9.7%           1.2%           0.8%
Other, net .....................................          2.6%           0.6%           0.6%
                                                       ------         ------         ------
Provision for income taxes .....................         34.3%          33.7%          34.4%
                                                       ======         ======         ======

    The Company is required to provide deferred income taxes for cumulative temporary differences arising from asset and liability basic differences between financial and income tax reporting purposes. As a result, the Company has recorded a deferred tax assets resulting primarily from differing methods of recognizing inventory reserves and bad debt allowances for financial and income tax reporting purposes. The deferred tax assets at October 31 are composed of the following and are included in other current assets in the consolidated balance sheets:

                                                     1998         1997         1996
                                                    ------       ------       ------
                                                             (IN THOUSANDS)
Bad debt reserves ...........................       $  182       $  163       $  113
Inventory reserves ..........................        2,021          490          476
Depreciation ................................          312           87           62
Various expense accruals ....................          277          216          408
Tax credit ..................................           80           --           --
Stock option tax benefit ....................           --          903           --
                                                    ------       ------       ------
Deferred tax asset ..........................       $2,872       $1,859       $1,059
                                                    ======       ======       ======

NOTE 13--STOCK PLANS

LONG-TERM INCENTIVE PLAN

    The Company's 1995 Long-Term Incentive Plan provides for the granting of incentive stock options and non-qualified stock options to purchase common stock, stock appreciation rights, restricted stock and performance units to key executives and other key employees of the Company. In April 1997, the plan increased its number of authorized shares of common stock to be used for stock options, stock appreciation rights, or restricted stock from 1,912,500 to 2,250,000 shares. All options vest at the rate of 20% per year on each of the first five anniversaries of the date of grant. At October 31, 1998, options to purchase 634,500 shares were exercisable. The plan will terminate on December 31, 2004. Stock option activity during fiscal 1998, 1997 and 1996 is as follows:

                                    NUMBER          OPTION PRICE     WEIGHTED AVERAGE
                                  OF SHARES        RANGE PER SHARE    EXERCISE PRICE
                                 -----------      -----------------  ----------------
Balance at October 31, 1995          987,750        $5.33 - $ 6.17       $   5.35
  Granted .................          916,875        $4.11 - $10.39       $   8.43
  Terminated ..............          (73,125)       $4.61 - $ 5.33       $   5.05
  Exercised ...............          (24,750)       $5.33 - $ 5.33       $   5.33
                                  ----------        --------------       --------
Balance at October 31, 1996        1,806,750        $4.11 - $10.39       $   6.93
                                  ----------        --------------       --------
  Granted .................          137,625        $8.67 - $25.67       $  15.25
  Terminated ..............          (31,500)       $5.33 - $ 7.67       $   6.92
  Exercised ...............         (198,225)       $4.11 - $10.39       $   5.45
                                  ----------        --------------       --------
Balance at October 31, 1997        1,714,650        $4.11 - $25.67       $   7.77
                                  ----------        --------------       --------
  Granted .................          787,375        $6.75 - $25.94       $  10.23
  Terminated ..............         (267,500)       $4.33 - $25.94       $  14.47
  Exercised ...............          (73,725)       $4.33 - $14.61       $   6.23
                                  ----------        --------------       --------
Balance at October 31, 1998        2,160,800        $4.11 - $15.08       $   7.89
                                  ==========        ==============       ========

    On August 5, 1998 the Company re-priced 160,625 stock options with exercise prices ranging from $15.08 to $25.94 to the fair market value of such options on the date of re-pricing, which was $7.00.

    The following table summarizes information about stock options outstanding at October 31, 1998:

                                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                               -----------------------------------------    ----------------------------
                                                 WEIGHTED      WEIGHTED                       WEIGHTED
                                                 AVERAGE        AVERAGE                        AVERAGE
                                  NUMBER        REMAINING      EXERCISE        NUMBER         EXERCISE
EXERCISE PRICE RANGE            OF OPTIONS  CONTRACTUAL LIFE    PRICE        OF OPTIONS         PRICE
-------------------------      -----------  ----------------  ----------    ------------     -----------
$ 4.11 - $ 5.50 ........          756,750            6.4       $   5.26         346,800       $   5.28
$ 5.51 - $ 7.00 ........          541,775            9.2       $   6.84          34,725       $   6.15
$ 7.01 - $10.00 ........          634,150            8.0       $   9.64         233,400       $   9.71
$10.01 - $15.09 ........          228,125            8.8       $  14.22          19,575       $  13.03
                                ---------       --------       --------       ---------       --------
                                2,160,800            7.9       $   7.89         634,500       $   7.19

    The fair value of each option was estimated on the date of grant based on the Black-Scholes option pricing model, assuming, among other things, no dividend yield, a risk free interest rate of 6.0%, and expected life of four years and expected volatility of 57% for fiscal year 1998 and 71% for fiscal years 1997 and 1996. Had the Company recorded compensation expense based on the fair value at the date of grant for its stock options under SFAS 123, the Company's income would have been reduced to the pro forma amounts indicated below, net of taxes:

                                         1998             1997             1996
                                      ----------       ----------       ----------
AS REPORTED:
Net income (in thousands) .....       $    1,732       $   10,770       $    6,077
                                      ==========       ==========       ==========
Net income per share:
  Basic .......................       $     0.14       $     1.05       $     0.60
                                      ==========       ==========       ==========
  Diluted .....................       $     0.13       $     0.97       $     0.59
                                      ==========       ==========       ==========
PRO FORMA:
Net income (in thousands) .....       $      668       $   10,127       $    6,000
                                      ==========       ==========       ==========
Net income per share:
  Basic .......................       $     0.06       $     0.98       $     0.59
                                      ==========       ==========       ==========
  Diluted .....................       $     0.05       $     0.91       $     0.58
                                      ==========       ==========       ==========

    EMPLOYEE STOCK OPTION PURCHASE PLAN--The 1995 Employee Stock Option Purchase Plan provides a method whereby eligible employees may purchase common stock through voluntary payroll deductions, not to exceed 10% of the employee's base salary. Payroll deductions are made over a twelve-month period. At the end of the deduction period, employees will have a subsequent twelve-month period during which they may either exercise their options in whole or in part, or withdraw their funds with interest at a rate determined by the Stock Option Committee. The purchase price under the plan will be determined by the Stock Option Committee; however, the option price will not be less than 85% of the fair market value of the common stock on the date the option is granted. As of October 31, 1998, 41,055 shares have been issued under this plan.

NOTE 14--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                      31-OCT       31-JUL      30-APR      31-JAN      31-OCT      31-JUL      30-APR      31-JAN
THREE MONTHS ENDED                     1998         1998        1998        1998        1997        1997        1997        1997
---------------------------------    --------     --------    --------    --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)
Net sales .......................    $ 54,922     $ 58,795    $ 73,795    $ 78,758    $ 60,674    $ 42,019    $ 48,700    $ 48,092
Gross profit ....................       2,157       12,018      13,862      16,216      15,211      12,425      11,778      10,633
Net income (loss) ...............      (5,856)         974       2,809       3,805       3,630       2,469       2,418       2,252
Net income (loss) per share:
  Basic .........................    $  (0.45)    $   0.07    $   0.24    $   0.36    $   0.35    $   0.24    $   0.24    $   0.22
  Diluted .......................    $  (0.45)    $   0.07    $   0.22    $   0.33    $   0.31    $   0.22    $   0.22    $   0.21

NOTE 15--SUBSEQUENT EVENTS

    On December 14, 1998, the Company announced it has entered into a definitive merger agreement with 3Dfx Interactive, Inc., whereby in a stock-for-stock purchase transaction, STB shareholders will receive 0.65 shares of 3Dfx common stock for each share of STB common stock. The merger is expected to close in March 1999, subject to customary regulatory approvals and approvals by the shareholders of both 3Dfx and STB.

    OTHER ASSETS--During the fourth quarter of fiscal 1998, the Company invested $3 million in nVIDIA Corporation, a supplier. The investment was in the form of a Convertible Subordinated Note. On

January 15, 1999 the Note converted into 428,572 shares of common stock of the supplier, based on a conversion rate of $7.00 per common share. Subsequent to the conversion, the supplier completed an initial public offering at a price of $12.00 per common share. Immediately preceding the initial public offering, the Company's ownership in the supplier was approximately 2.7%, and approximately 1.5% subsequent to the IPO. The securities are classified as available-for-sale whereby, the unrealized gains or losses will be reported as a separate component of shareholders' equity.

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.


     PAGE
     -----

    (a) 1. The following financial statements are filed as part of this report:

                       Report of Independent Accountants.
                       Consolidated Balance Sheets dated October 31, 1998 and 1997. Consolidated Statement of Operations for the three years ended October 31, 1998. Consolidated Statement of Changes in Shareholders' Equity for the three years ended
                         October 31, 1998.
                       Consolidated Statement of Cash Flows for the three years
                         ended October 31, 1998.
                       Notes to Consolidated Financial Statements.

                 2.    Consolidated Financial Statement Schedules

                       Report of Independent Accountants on Financial Statement
                         Schedule.                                                   S-1

                       Consolidated Valuation and Qualifying Accounts.               S-2

                       All other schedules for which provision is made in the
                         applicable accounting regulation of the Securities & Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                 3. The following documents are filed or incorporated by reference as exhibits to this Report:

                 2.1 Agreement and Plan of Reorganization by and between the Registrant and STB Systems, Inc. dated as of December
                         13, 1998, and the related Stock Option Agreement
                         (incorporated by reference to Schedule 13D of 3Dfx
                         Interactive, Inc. dated December 23, 1998 with respect to the Company).

                 3.1     Amended and Restated Articles of Incorporation of the
                         Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1
                         (Registration No. 33-87612))

                 3.2 Articles of Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997)

                 3.3     Amended and Restated Bylaws of the Company
                         (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1
                         (Registration No. 33-87612))

                 4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration
                         Statement on Form S-1 (Registration No. 33-87612))

                 4.2     Amended and Restated Articles of Incorporation and
                         Bylaws of the Company (see Exhibits 3.1, 3.2 and 3.3 above)

                 4.3     Right of First Refusal Agreement dated December 16,
                         1994 by and among the Company and Messrs. Ogle, Balthaser and Sims (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on
                         Form S-1 (Registration No. 33-87612))

                 9.1 Form of Voting Agreement dated December 13, 1998 between the Company and certain shareholders of 3Dfx
                         Interactive, Inc., a California corporation
                         (incorporated by reference to Schedule 13D of 3Dfx
                         Interactive, Inc. dated December 23, 1998 with respect to the Company).

                                                                                     PAGE
                                                                                     ----
              **10.1     Employment Agreement dated November 1, 1996 by and
                         between the Company and William E. Ogle (incorporated
                         by reference to Exhibit 10.42 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         333-14313)), as amended by that certain Amendment to
                         Employment Agreement for Executive Officer dated
                         December 13, 1998

              **10.2 Employment Agreement dated November 1, 1996 by and between the Company and Randall D. Eisenbach
                         (incorporated by reference to Exhibit 10.43 to the Company's Registration Statement on Form S-1
                         (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive
                         Officer dated December 13, 1998

              **10.3 Employment Agreement dated November 1, 1996 by and between the Company and James L. Hopkins (incorporated by reference to Exhibit 10.44 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated
                         December 13, 1998

              **10.4 Employment Agreement dated November 1, 1996 by and between the Company and J. Shane Long (incorporated by reference to Exhibit 10.45 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated
                         December 13, 1998

               *10.5 Indemnification Agreement dated February 8, 1995 by and between William E. Ogle and the Company (incorporated by reference to Exhibit 10.23 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         33-87612))

               *10.6 Indemnification Agreement dated February 8, 1995 by and between Randall D. Eisenbach and the Company
                         (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1
                         (Registration No. 33-87612))

               *10.7 Indemnification Agreement dated February 8, 1995 by and between James L. Hopkins and the Company (incorporated by reference to Exhibit 10.25 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         33-87612))

               *10.8 Indemnification Agreement dated February 8, 1995 by and between J. Shane Long and the Company (incorporated by reference to Exhibit 10.30 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         33-87612))

               *10.9 Indemnification Agreement dated February 8, 1995 by and between James J. Byrne and the Company (incorporated by reference to Exhibit 10.28 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         33-87612))

               *10.10 Indemnification Agreement dated February 8, 1995 by and between Lawrence E. Wesneski and the Company
                         (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1
                         (Registration No. 33-87612))

               *10.11 Indemnification Agreement by and between Dennis G. Sabo and the Company (incorporated by reference to Exhibit
                         10.11 of the Company's Registration Statement on Form
                         S-3, Registration No. 333-4684)

               *10.12 Indemnification Agreement by and between Bryan F. Keyes and the Company (incorporated by reference to Exhibit
                         10.12 of the Company's Registration Statement on Form
                         S-3, Registration No. 333-4684)

               *10.13 Indemnification Agreement dated February 8, 1995 by and between Mark S. Sims and the Company (incorporated by reference to Exhibit 10.26 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         33-87612))

                                                                                     PAGE
                                                                                     ----

               *10.14 Indemnification Agreement dated February 8, 1995 by and between William D. Balthaser Jr. and the Company
                         (incorporated by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1
                         (Registration No. 33-87612))

               *10.15    Company's Amended and Restated 1995 Long Term Incentive
                         Plan (incorporated by reference to Appendix A of the Company's definitive Proxy Statement for the 1997
                         Annual Meeting of Shareholders)

               *10.16    Company's Amended and Restated Stock Option Plan for
                         Non-Employee Directors (incorporated by reference to Appendix B of the Company's definitive Proxy Statement for the 1997 Annual Meeting of Shareholders)

               *10.17    STB Systems, Inc. 1995 Employee Stock Option Purchase
                         Plan (as amended) (incorporated by reference to Exhibit
                         10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996)

               *10.18    Amended and Restated Profit Sharing Incentive Plan
                         (incorporated by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-1
                         (Registration No. 333-14313))

                10.19    Lease Agreement dated December 6, 1988 by and between
                         STB de Mexico S.A. de C.V. (formerly known as
                         Industrias Fronterizas de Chihuahua, S.A. de C.V.) (a subsidiary of the Company, as lessee) and Complejo
                         Industrial Fuentes, S.A. de C.V (as lessor), including an Agreement for Modification dated February 25, 1994 by and between the same parties (incorporated by reference to Exhibit 10.1 to the Company's Registration
                         Statement on Form S-1 (Registration No. 33-87612))

                10.20 Modification Agreement dated October 4, 1996 by and between STB de Mexico, S.A. de C.V. and Complejo
                         Industrial Fuentes, S.A. de C.V. (relating to the Lease
                         Agreement filed as Exhibit 10.1 hereto) (incorporated by reference to Exhibit 10.46 to the Company's
                         Registration Statement on Form S-1 (Registration No.
                         333-14313))

                10.21 Lease Contract dated October 4, 1996 by and between STB de Mexico, S.A. de C.V. (as lessee) and Complejo
                         Industrial Fuentes, S.A. de C.V. (as lessor)
                         (incorporated by reference to Exhibit 10.41 to the Company's Registration Statement on Form S-1
                         (Registration No. 333-14313))

                10.22 Amendment to Lease Agreement dated January 30, 1997, by and between STB de Mexico, S.A. de C.V. (as lessee) and Complejo Industrial Fuentes, S.A. de C.V. (incorporated by reference to Exhibit 10.22 to the Company's Annual
                         Report on Form 10-K for the Fiscal Year Ended October
                         31, 1997).

                10.23 Lease Agreement, as amended, dated July 8, 1986 by and between the Company (as lessee) and Central Park
                         Associates, Ltd. (as lessor) (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-87612))

                10.24 Lease Agreement dated June, 1995, by and between the Company (as lessee) and Springcreek Place, Ltd. (as lessor) (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995)

                                                                                     PAGE
                                                                                     ----
                10.25    Addendum to Lease Agreement dated March 7, 1996 by and
                         between the Company (as lessee) and Springcreek Place,
                         Ltd. (as lessor) (incorporated by reference to Exhibit
                         10.37 to the Company's Quarterly Report on Form 10-Q
                         for the quarter ended January 31, 1996)

                10.26 Second Addendum to Lease Agreement dated March 7, 1996, by and between the Company (as lessee) and Springcreek
                         Place, Ltd. (as lessor) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form
                         10-Q for the quarter ended July 31, 1997)

                10.27    Sublease Agreement dated August 1996 by and between ADC
                         Telecommunications, Inc. (as sublessor) and the Company
                         (as sublessee) (incorporated by reference to Exhibit
                         10.40 to the Company's Registration Statement on Form
                         S-1 (Registration No. 333-14313))

                10.28    Tax Allocation and Indemnification Agreement dated
                         December 16, 1994 by and among the Company and Messrs.
                         Ogle, Balthaser and Sims (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Registration No. 33-87612))

                10.29 Purchase Agreement dated December 17, 1996, by and between the Company and Gateway 2000, Inc.
                         (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the Fiscal
                         Year Ended October 31, 1997).

                10.30    Lease Agreement by and between the Company and Banc One
                         Leasing Corporation dated October 30, 1996, together with related attachments (incorporated by reference to Exhibit 10.48 to the Company's Registration Statement on Form S-1 (Registration No. 333-14313))

                10.31 Participation Agreement dated as of November 14, 1997 among Asset XVII Holdings Company, L.L.C., as lessor,
                         STB Systems, Inc., as lessee and Bank One, Texas, N.A., as lender (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

                10.32    Lease and Development Agreement dated as of November
                         14, 1997 among Asset XVII Holdings Company, L.L.C., as lessor, and STB Systems, Inc., as lessee (incorporated by reference to Exhibit 10.32 to the Company's Annual
                         Report on Form 10-K for the Fiscal Year Ended October
                         31, 1997).

                10.33    Limited Notice to Proceed No. 1 dated as of December
                         18, 1997 executed by STB Systems, Inc. and Austin
                         Commercial, Inc. (incorporated by reference to Exhibit
                         10.33 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

                10.34    Credit Agreement dated as of November 21, 1997 between
                         STB Systems, Inc., and Bank One, Texas, N.A.
                         (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the Fiscal
                         Year Ended October 31, 1997).

                10.35    First Amendment to Credit Agreement dated as of January
                         30, 1998 by and among the Company, Bank One, Texas,
                         N.A. and the Original Lenders as therein defined
                         (incorporated by reference to Exhibit 10.35 of the Company's Registration Statement on Form S-3,
                         Registration No. 333-4684)

                                                                                     PAGE
                                                                                     ----
                10.36    Lease Schedule No. 1000063250 dated as of October 31,
                         1997 to Master Lease Agreement dated October 30, 1996
                         between Banc One Leasing Corporation and the Company
                         (incorporated by reference to Exhibit 10.36 of the
                         Company's Registration Statement on Form S-3,
                         Registration No. 333-4684)

                10.37    Lease Schedule No. 1000063259 dated as of October 31,
                         1997 to Master Lease Agreement dated October 30, 1996 between Banc One Leasing Corporation and the Company
                         (incorporated by reference to Exhibit 10.37 of the Company's Registration Statement on Form S-3,
                         Registration No. 333-4684)

                10.38    Lease Schedule No. 1000063905 dated as of December 15,
                         1997 to Master Lease Agreement dated October 30, 1996 between Banc One Leasing Corporation and the Company
                         (incorporated by reference to Exhibit 10.38 of the Company's Registration Statement on Form S-3,
                         Registration No. 333-4684)

                10.39    Master Lease Amendment dated as of October 31, 1997 to
                         Master Lease Agreement dated October 30, 1996 between
                         Banc One Leasing Corporation and the Company
                         (incorporated by reference to Exhibit 10.39 of the Company's Registration Statement on Form S-3,
                         Registration No. 333-4684)

                10.40 Selling Shareholder Agreement between the Company and each of Messrs. Ogle, Balthaser and Sims (incorporated by reference to Exhibit 10.40 of the Company's
                         Registration Statement on Form S-3, Registration No.
                         333-4684)

                10.41 Underwriting Agreement by and among the Company, William E. Ogle, Mark S. Sims, William D. Balthaser and
                         CIBC Oppenheimer (in its own capacity and on behalf of an underwriting syndicate) (incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form S-3, Registration No. 333-4684)

              **10.42    Letter Agreement dated December 11, 1998 between STB
                         Systems, Inc. and Hoak Breedlove Wesneski & Co.

                11.1     Intentionally omitted.

                21     Subsidiaries of the Company
                       (a) STB Assembly, Inc., a Texas corporation
                       (b) STB de Mexico, S.A. de C.V., a Mexican corporation
                       (c) Maquilados Continentales de Chihuahua, a Mexican
                           corporation (an inactive shell corporation)
                       (d) Symmetric Simulation Systems, Inc.
                       (e) STB Systems, Inc., a Delaware corporation (an
                           inactive shell corporation)

               +23     Consent of PricewaterhouseCoopers LLP

              **24     Powers of Attorney (included on first signature page)

              **27     Financial Data Schedule

----------

* Management contract or compensatory plan or arrangement. The Company will furnish a copy of any Exhibit listed above to any shareholder without charge upon written request to Mr. Bryan F. Keyes, Secretary, 3400 Waterview Parkway, Richardson, Texas 75080.

**  Previously filed.

+   Filed herewith.

        (b) No reports on Form 8-K were filed during the last quarter of the period covered by this Report.

                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 as amended, STB has duly caused this Amendment No. 1 on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                STB SYSTEMS, INC.

                                By:             /s/ WILLIAM E. OGLE
                                     -----------------------------------------
                                                  William E. Ogle
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

Dated: February 24, 1999

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of STB Systems, Inc.

    Our audits of the consolidated financial statements referred to in our report dated December 12, 1998, except as to Note 15, which is as of January 15, 1999, appearing in this Annual Report on Form 10-K for the year ended October 31, 1998, also included an audit of the Financial Statement Schedule listed in
Item 14(a) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
December 12, 1998

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                                                  BALANCE AT
  FISCAL                                         BEGINNING OF  CHARGED TO COSTS                 BALANCE AT END
YEAR ENDED              DESCRIPTION                  YEAR        AND EXPENSES     DEDUCTIONS       OF YEAR
-----------  ----------------------------------  ------------  ----------------  ------------   ---------------
31-Oct-96    Allowance for Bad Debts             $    449,073    $    489,837    $    607,078    $    331,832
             Allowance for Product Returns
             and Price Protection                      45,000         405,000         175,000         275,000
             Allowance for Obsolete Inventory       1,000,000       1,928,013       1,528,013       1,400,000
31-Oct-97    Allowance for Bad Debts                  331,832         300,000         166,500         465,332
             Allowance for Product Returns
             and Price Protection                     275,000                             895         274,105
             Allowance for Obsolete Inventory       1,400,000       2,248,918       2,248,918       1,400,000
31-Oct-98    Allowance for Bad Debts                  465,332         350,509         295,519         520,322
             Allowance for Product Returns
             and Price Protection                     274,105       4,284,588       3,983,693         575,000
             Allowance for Obsolete Inventory       1,400,000       6,449,156       2,649,156       5,200,000

                                                                      APPENDIX O

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   FORM 10-K/A

                                   -----------

                                 AMENDMENT NO. 2

(MARK ONE)



       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 1998
                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                         COMMISSION FILE NUMBER 0-25540

                                STB SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

                     TEXAS                                      75-1855896
        (State or other jurisdiction of                      (I.R.S. Employer
         incorporation or organization)                    Identification No.)

             3400 WATERVIEW PARKWAY                               75080
               RICHARDSON, TEXAS                                (Zip Code)
    (Address of principal executive offices)


       Registrant's telephone number, including area code: (972) 234-8750

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     Common Stock, par value $0.01 per share
                                (Title of class)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

        Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

        The aggregate market value on January 20, 1999 of the voting and non-voting common equity held by non-affiliates of the registrant was $91,444,815.

        Number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of January 20, 1999: 12,606,787.

                       DOCUMENTS INCORPORATED BY REFERENCE

        None.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

        Unless the context otherwise requires, the term "STB," "we" or "us" when used in this report refers to STB Systems, Inc., a Texas corporation, and its consolidated subsidiaries and prior affiliates.

        This report contains certain forward-looking statements within the meaning of the federal securities laws. Any statements contained herein " including without limitation statements to the effect that STB or its management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues" or "estimates," or statements concerning "potential," or "opportunity" or other variations thereof or comparable terminology or the negative thereof " that are not statements of historical fact should be considered forward-looking statements. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including without limitation those set forth under "Risk Factors" in STB's Annual Report on Form 10-K for the year ended October 31, 1998.

OVERVIEW

        We currently sell two broad categories of products, multimedia subsystem products and specialized technology products. Our multimedia subsystem product line includes a wide selection of multimedia accelerators designed for use in mid-range to high-end PCs. Our multimedia subsystem product line also features several complementary products, including DVD decoder subsystems and PC/TV convergence subsystems. Our specialized technology products incorporate graphics technologies and are primarily designed to enable one computer to control simultaneously the display of multiple monitors.

        We sell our products to OEMs, the commercial market and the specialized technology market. We sell multimedia subsystem products both to OEMs as subsystems for their PC products and to the commercial market. Sales of multimedia accelerators and other multimedia subsystems to OEMs typically possess higher unit volumes and lower gross profit margins. Sales of multimedia products to the commercial market typically have modest unit volumes and higher gross profit margins than the sale of similar products to OEMs. Although sales volumes of specialized technology products are relatively low, we realize higher gross profit margins from the sale of these products than from the sale of multimedia subsystem products.

        For the fiscal years 1998 and 1997, sales of our products to OEMs represented approximately 80% and 79%, respectively, of total net sales. Sales to the commercial market represented approximately 12% of total net sales for fiscal years 1998 and 1997. Sales to specialized technology product markets constituted approximately 7% of total net sales for fiscal 1998 and 8% of total net sales for fiscal 1997. We derived the balance of total net sales primarily from third party assembly services. Third party assembly services comprised approximately 1% of total net sales for fiscal years 1998 and 1997. We export our products through all of our sales channels. Export sales of our products have grown moderately in recent periods. As a result, exports have increased as a percentage of net sales to 28% in fiscal 1998 from 27% in fiscal 1997. Our total gross profit margins and gross profits will likely fluctuate from period to period as a result of our product mix, sales channel mix, component costs and the competitive pricing pressures on our products.

        We recognize revenue upon shipment of our products. For products sold through the commercial channel, we generally allow returns in the form of stock rotation and price protection in the form of credits. Our current stock rotation policies permit a commercial customer to return a portion of the products purchased within specified time periods, if that customer places an order with us for additional products of equal or greater value. We also provide price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. We maintain reserves related to these programs, and we believe that such reserves are adequate.

        We have no guaranteed supply arrangements with any of our suppliers. We obtain most of the primary components of our products directly from the component manufacturers. The primary components of our products consist mainly of controller chips and memory chips. The prices of such components can change significantly from time to time. In the past we have experienced, and may in the future experience, increases in our unit component costs without being able to increase the price of the related products. Such an increase in component costs could negatively impact our gross profit margins and results of operations. In particular, occasional world-wide shortages of memory and controller chips and international tariff disputes have in the past resulted in substantial unit component cost increases that have materially adversely affected our gross profit margins and our results of operations.

        On December 13, 1998, we entered into the 3Dfx Merger Agreement. The 3Dfx Merger Agreement provides for the merger of a newly formed, wholly-owned subsidiary of 3Dfx with and into STB (the "3Dfx Merger"). STB will be the surviving corporation in the 3Dfx Merger and, upon consummation of the 3Dfx Merger, will become a wholly-owned subsidiary of 3Dfx. In the event of the consummation of the 3Dfx Merger, the combination of 3Dfx's and STB's operations will result in many significant changes in STB's business and its related results of operations and financial condition. In particular, the announcement and consummation of the merger may disrupt STB's relationships with its suppliers, some of whom are competitors of 3Dfx. For example, nVidia, which is a major supplier of STB and whose graphics chips were incorporated into STB products representing 63.9% of STB's net sales in fiscal 1998 (approximately $170.1 million net sales), competes directly with 3Dfx. As a result of the merger, STB plans to continue to offer for sale to its customers its current products that use nVidia graphics chips, but does not expect to use nVidia's graphics chips on any new products. Unless STB or the 3Dfx/STB combined company can persuade STB's existing customers that are purchasing products using nVidia graphics chips to purchase new products based on 3Dfx graphics chips, the revenue derived from sales to such customers will be reduced significantly. Similarly, while no suppliers of graphics chips to STB have as of the date of this report indicated to STB that they intend to terminate their supplier relationship with STB, to the extent that any such relationship is terminated or curtailed and STB cannot persuade its existing customers who purchase products containing any of those supplier's chips to purchase products containing 3Dfx chips then revenues could be reduced significantly.

RESULTS OF OPERATIONS

        The following table sets forth certain items from our Consolidated Statements of Operations as a percentage of net sales:

                                                  1998       1997       1996
                                                 ------     ------     ------
                                                    PERCENTAGE OF NET SALES
                                                     YEAR ENDED OCTOBER 31,
Net sales ...................................     100.0%     100.0%     100.0%
Cost of sales ...............................      83.4%      74.9%      80.4%
                                                 ------     ------     ------
Gross profit ................................      16.6%      25.1%      19.6%
                                                 ------     ------     ------

Operating expenses:
   Research and development .................       4.0%       3.4%       2.4%
   Sales and marketing ......................       6.6%       7.4%       6.1%
   General and administrative ...............       4.8%       5.3%       5.3%
                                                 ------     ------     ------
Total operating expenses ....................      15.4%      16.1%      13.8%
                                                 ------     ------     ------
Income from operations ......................       1.2%       9.0%       5.8%
Interest expense, net .......................       0.2%       0.8%       0.6%
                                                 ------     ------     ------
Income before income taxes ..................       1.0%       8.2%       5.2%
Provision for income taxes ..................       0.3%       2.8%       1.8%
                                                 ------     ------     ------
Net income ..................................       0.7%       5.4%       3.4%
                                                 ------     ------     ------

FISCAL YEAR ENDED OCTOBER 31, 1998 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
1997

        Net Sales. Net sales increased by $66.8 million, or 33.5%, from $199.5 million in fiscal 1997 to $266.3 million in fiscal 1998. This increase resulted from continued growth in all sales channels. Unit volume for fiscal 1998 increased by 25.7% over fiscal 1997. Our overall average unit selling prices increased slightly, primarily as a result of increased product performance and complexity and higher memory configurations. OEM channel sales increased $58.9 million, or 38.3%, from approximately $153.5 million in fiscal 1997 to approximately $212.4 million in fiscal 1998. Sales growth in the OEM channel primarily resulted from increased sales to existing customers. Commercial channel sales increased $8.9 million, or 37.1%, from approximately $23.9 million in fiscal 1997 to approximately $32.8 million in fiscal 1998. This increase in sales to the commercial channel resulted primarily from sales of the award winning Velocity 128, as well as the Black Magic Voodoo 2 and Velocity 4400 multimedia accelerators to established customers. Sales in the specialized technology market experienced moderate growth, increasing from approximately $15.2 million in fiscal 1997 to approximately $16.9 million in fiscal 1998, an increase of $1.7 million, or 11.3%. Unit volume for specialized technology products increased approximately 24.2%, while average unit selling prices declined slightly as a result of increased competition in the market. An increase in sales to existing customers also contributed to the moderate increase in sales of specialized technology products.

        Gross Profit. Gross profit decreased by $5.8 million, or 11.6%, to $44.2 million in fiscal 1998, as compared to $50.0 million in fiscal 1997. For the period, gross profit as a percentage of net sales declined to 16.6% from 25.1%. The decrease in the amount of gross profit margin resulted primarily from increased pricing pressure in the commercial and OEM markets and to a lesser degree, the 10.3% decline in average selling prices in the specialized technology market from fiscal 1997 to fiscal 1998. The decrease in gross profit as a percentage of net sales resulted primarily from increased pricing pressure on the Company's products and a decrease in higher margin specialized technology products as a percentage of total sales.

        Price protection credits granted during the year ended October 31, 1998 were $4.2 million compared to $1.3 million during the year ended October 31, 1997. The increase in price protection resulted primarily from price protection credits granted in the fourth quarter of 1998 for the Velocity 128 and Black Magic Voodoo 2 products, totaling approximately $2.2 million. STB's inability to obtain an adequate supply of SDRAM memory chips resulted in the late introduction of these products and as a result, STB was forced to price protect the products in the channel shortly after introduction to remain competitive.

        Amounts charged to expense for potential excess and obsolete inventory were $6.4 million and $2.2 million during the years ended October 31, 1998 and 1997, respectively. The relative increase in amounts charged to expense for potential excess and obsolete inventory during 1998 was primarily related to $3.2 million for non-recurring charges. These charges are comprised of a $2.0 million charge associated with components provided by a supplier that did not meet specifications (which charges and various related issues are the subject of litigation between STB and the supplier) and a $1.2 million charge attributable to slow-moving inventory specifically identified through a detailed obsolescence review periodically conducted by management. The slow-moving inventory charge was a result of technological advancements in the marketplace, changes in product mix, engineering changes and other adverse market conditions. Management believes the above described charges for excess and obsolete inventory are considered unusual in nature and are not expected to represent any trend which would have a material impact on future results of operations, although this is a forward-looking statement and there can be no assurance in this regard. Excluding these two specific non-recurring reserves described above, STB's inventory obsolescence reserve increased from $1.4 million to $2.0 million from fiscal year end 1997 to 1998 as a result of the increase in inventory levels and the normal obsolescence rates associated therewith. The remaining $2.6 million of the $6.4 million charged to expense in fiscal 1998 represents scrap arising from the manufacturing process. This amount represents approximately 1.5% of production, and is considered to be a normal part of the manufacturing process. The increases in price protection credits granted and amounts charged to expense for potential excess and obsolete inventory contributed to the decrease in gross profit margin.

        Research and Development Expenses. Research and development expenses increased by $4.1 million, or 60.1%, to $10.8 million in fiscal 1998, as compared to $6.7 million in fiscal 1997. This increase resulted primarily from increased staffing levels at our corporate headquarters in Richardson, Texas, as well as at our design centers in Austin, Texas, Eugene, Oregon and Belfast, Northern Ireland. Expenses associated with new product development, software and driver development and continued enhancement and support of our existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 3.4% in fiscal 1997 to 4.0% in fiscal 1998.

        Sales and Marketing Expenses. Sales and marketing expenses increased by $2.9 million, or 19.8%, to $17.7 million in fiscal 1998, as compared to $14.8 million in fiscal 1997. This increase resulted from additional staffing and commissions paid as a result of our growth and higher sales levels. A decrease in commissions paid to independent sales representatives partially offset the general increase in sales and marketing expenses. Increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales decreased from 7.4% in fiscal 1997 to 6.6% in fiscal 1998.

        General and Administrative Expenses. General and administrative expenses increased by $2.1 million, or 19.3%, to $12.7 million in fiscal 1998, as compared to $10.6 million in fiscal 1997. The increase is due primarily to expenses associated with our growth, including increased staffing, occupancy costs and other general operating expenses. Expenses associated with data processing, as well as increased goodwill amortization also contributed to the overall increase in general and administrative expenses. General and administrative expense as a percentage of net sales decreased from 5.3% in 1997 to 4.8% in 1998.

        Net Income. As a result of the foregoing factors, net income decreased by $9.0 million, or 83.9%, to $1.7 million in fiscal 1998, as compared to $10.7 million in fiscal 1997.

FISCAL YEAR ENDED OCTOBER 31, 1997 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
1996

        Net Sales. Net sales increased by $19.3 million, or 10.7%, from $180.2 million in fiscal 1996 to $199.5 million in fiscal 1997. This increase result from continued growth in all sales channels. Unit volume for fiscal 1997 increased by 27.4% over fiscal 1996. At the same time, our average unit selling prices continued to decline primarily as a result of declines in component costs. OEM channel sales increased $8.0 million, or 5.5%, from approximately $145.5 million in fiscal 1996 to approximately $153.5 million in fiscal 1997. Sales growth in the OEM channel resulted primarily from increased sales to existing customers. Commercial channel sales increased $4.1 million, or 20.8%, from approximately $19.8 million in fiscal 1996 to approximately $23.9 million in fiscal 1997. This moderate increase in sales to the commercial channel resulted primarily from increased sales to established customers. Sales in the specialized technology market experienced significant growth, increasing from approximately $10.9 million in fiscal 1996 to approximately $15.2 million in fiscal 1997, an increase of $4.3 million, or 38.9%. Increased sales to existing customers and the sale of products to OEM workstation groups both contributed to the increase in sales of specialized technology products.

        Gross Profit. Gross profit increased by $14.7 million, or 41.9%, to $50.0 million in fiscal 1997, as compared to $35.3 million in fiscal 1996. For the period, gross profit as a percentage of net sales increased to 25.1% from 19.6%. The increase in gross profit margin resulted primarily from increased sales of higher margin specialized technology products and, to a lesser degree, increased sales to the commercial channel. In addition, declines in component costs, economies of scale resulting from higher production volumes and greater manufacturing efficiencies also contributed to the increase in gross profit margin. Decreasing unit sales prices partially offset the increase in gross profit margins.

        Research and Development Expenses. Research and development expenses increased by $2.3 million, or 52.2%, to $6.7 million in fiscal 1997, as compared to $4.4 million in fiscal 1996. This increase resulted primarily from additional staffing levels at our headquarters in Richardson, Texas, as well as at our design centers in Houston, Texas and Eugene, Oregon. During 1997 we expanded our research and development efforts by establishing and staffing a design center in Belfast, Northern Ireland. Expenses associated with new product development, software development and continued enhancement and support of our existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 2.4% in fiscal 1996 to 3.4% in fiscal 1997.

        Sales and Marketing Expenses. Sales and marketing expenses increased by $3.8 million, or 34.6%, to $14.8 million in fiscal 1997, as compared to $11.0 million in fiscal 1996. This increase resulted from additional staffing and commissions paid as a result of our growth and higher sales levels, as well as increased travel and operating costs. Increased trade show expense, as well as increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales increased from 6.1% in fiscal 1996 to 7.4% in fiscal 1997.

        General and Administrative Expenses. General and administrative expenses increased by $1.1 million, or 11.9%, to $10.6 million in fiscal 1997, as compared to $9.5 million in fiscal 1996. The increase resulted primarily from expenses associated with our growth, including increased staffing and related expenses and data processing costs. An increase in the allocation of certain costs related to the Mexican manufacturing operation to cost of goods sold partially offset the increase in general and administrative expenses. Facility expansion at our headquarters and related occupancy costs, including rent and insurance, also contributed to the overall increase in general and administrative expenses. As a result of the increase in operating income, expenses associated our profit sharing plan also increased. For the periods, general and administrative expense as a percentage of net sales remained unchanged at 5.3%.

        Net Income. As a result of the foregoing factors, net income increased by $4.7 million, or 77.2%, to $10.8 million in fiscal 1997, as compared to $6.1 million in fiscal 1996.

SEASONALITY

        Our quarterly operating results vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in our product mix, seasonal promotions by us and our customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.

LIQUIDITY AND CAPITAL RESOURCES

        Inventory and accounts receivable financing and manufacturing and other equipment expenditures constitute our principal capital and liquidity needs. We have generally financed these requirements and our operations through a combination of cash generated from operations, trade credit from vendors, bank borrowings and the proceeds from our public offerings. As a result of our rapid growth in recent years and our capital requirements, we completed a secondary public offering of 2,775,000 shares of STB Common Stock during the second quarter of fiscal 1998. We used the net proceeds from our secondary offering to reduce indebtedness and retained the balance for general corporate purposes. We recognize that future growth, if any, may require additional capital, particularly to support increased working capital needs, staffing requirements, promotional expenses and manufacturing facilities and equipment requirements.

        Cash used in operating activities was $148,000 in fiscal 1998, primarily attributable to increases in inventory and other assets, as well as decreases in accounts payable, partially offset by decreases in accounts receivable, as a result of declining revenues late in the fourth quarter. Cash used in operating activities was $3.9 million in fiscal 1997, resulting primarily from increases in inventory and accounts receivable, as a result of higher sales, partially offset by increased earnings and increases in accounts payable. At October 31, 1998, the Company's working capital amounted to $83.7 million, compared to $31.4 million at October 31, 1997. Cash and cash equivalents equaled $30.6 million and $3.9 million at October 31, 1998 and 1997, respectively.

        In fiscal 1998, we invested $3.1 million in capital equipment, compared with net purchases of equipment aggregating $9.6 million during fiscal 1997. Our investment in equipment is primarily attributable to manufacturing equipment additions and upgrades of existing equipment to support the increased demand for our products. During the first quarter of fiscal 1998, we completed a move to a new manufacturing facility in Juarez, Mexico, immediately adjacent to our previous facility. We have retained one-half of the previous facility for expansion. During the fourth quarter of fiscal 1997, we installed two new high speed surface-mount assembly lines at our new facility, at a total cost of approximately $6.3 million. We installed an additional line in the third quarter of fiscal 1998, at a cost of approximately $2.9 million. We financed this equipment through operating lease finance arrangements. During the fourth quarter of fiscal 1996, we installed four surface-mount technology assembly lines, at an approximate cost totaling $4.2 million. We financed this equipment through traditional lease financing arrangements also. Our aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.2 million at October 31, 1998 (see Note 8 of Notes to Consolidated Financial Statements). We expect that additional capital expenditures for similar types of equipment may be necessary to support any additional future customer demand and production requirements.

        We have a $40.0 million revolving credit facility ("Revolving Credit Facility"), as well as a $3.0 million term loan ("Term Loan"). At October 31, 1998, no amounts were outstanding under the Revolving Credit Facility and $2.7 million was outstanding under the Term Loan. Principal amounts outstanding under the Revolving Credit Facility bear interest at LIBOR plus 175 basis points (6.989% at October 31, 1998). Amounts outstanding under the Term Loan bear interest at LIBOR plus 250 basis points and are payable in 60 monthly installments of principal and interest. Payment of principal and interest began November 1, 1997. Formulas based on eligible accounts receivable determine availability under the new Revolving Credit Facility. All indebtedness under the Revolving Credit Facility matures on November 21, 1999, and indebtedness under the Term Loan matures on November 1, 2002 (subject to renewal of the Revolving Credit Facility through such date).

        In December 1997, we entered into a five-year agreement to construct and lease a new corporate headquarters in Richardson, Texas. Construction on the 210,000 square foot facility was completed in December 1998, and we completed our move into the facility during that month. We estimate the total cost of the building and the land to be approximately $22.8 million. The lessor agreed to fund the cost of the land and construction of the building. Rental payments commenced upon occupancy. We estimate that we will pay approximately $225,000 per month in rent over a four-year period beginning in the first quarter of fiscal 1999. This amount exceeds the expense of our previous headquarter facilities, because local rental rates have increased and we have increased the square footage of our corporate headquarters. The lease agreement also provides that the amount of the lease payments is subject to adjustment based upon prevailing interest rates. Consequently, an increase in prevailing interest rates will increase the expense of our facilities. We have recently entered into an interest rate swap agreement that fixes the interest rate on a majority of our lease obligation at 7.55%. We are also seeking opportunities to sublease that portion of our new headquarters that we do not expect to utilize immediately. At the end of the initial five-year lease, we have the option to renew the lease for an additional five years, pay off the underlying debt or cause the building to be sold. In the event of a sale, the proceeds are to be used to retire the underlying debt. Any excess will be paid to us. We are generally responsible for any remaining unpaid balance owing on the underlying obligation after the sale of the facility.

YEAR 2000 ASSESSMENT


        State of Readiness: STB has performed a company-wide evaluation to assess the ability of its products and its information technology ("IT") and non-IT systems to properly function and execute transactions in the Year 2000. STB's Year 2000 Project is divided into three major sections: (a) Infrastructure, which includes internal management information systems, computers, servers, networks to support the business and any non-IT systems used in the operation of the business; (b) Third party Suppliers, which includes those suppliers that provide STB with components that are used in the manufacture of its products; and (c) STB Products which includes those products that generate revenue for STB. The Project has been divided into six phases: (1) Awareness and Communication; (2) Inventory; (3) Assessment; (4) Renovation; (5) Testing; and (6) Rollout. As discussed below, STB has substantially completed the first three phases of the Year 2000 Project for its Infrastructure; the first phase for its Third Party Suppliers and all phases for its Customer Products and Services. All phases of the Year 2000 Project are expected to be completed by the third quarter of 1999.

        Infrastructure: STB has completed an assessment of its IT and non-IT systems and currently is in the renovation phase for these systems. STB has completed the renovation of its IT hardware systems and expects to complete a renovation of its various software systems by June 1999. The Renovation, Testing and Rollout phases of the Project are expected to be complete by July 1999. STB has distributed a letter to each of its vendors that supply systems or software for its IT and non-IT systems to determine the systems' Year 2000 status. A majority of the recipients have responded to the letter, and most of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem either currently or through upgrades to existing systems. A majority of the total systems are either compliant currently or have been upgraded. STB is assessing these responses and will continue to communicate with vendors that are material to its operations to gain satisfactory assurances. If such assurances are not obtained, STB will seek alternatives, including contracting with other vendors.

        Third Party Suppliers: STB has taken a inventory of the components supplied from third party suppliers that are used in conjunction with its products. STB has contacted significant third party suppliers in an effort to assess the state of their Year 2000 readiness. To date, a majority of the recipients have responded to the letter, and approximately 20% of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem. Approximately 25% of those responding have not been willing to certify the Year 2000 compliance of their products. STB is continuing to obtain responses to the letter and at the same time is formulating a contingency plan that includes identifying alternate suppliers in the event STB is unable to obtain such assurances. Many of STB's components and services are obtained from sources that are not the sole source for such items. Accordingly, STB believes that alternative means are generally available that are Year 2000 compliant from which to obtain components and services. Other than as described above, STB has not undertaken to employ any independent verification or validation process to determine its third party suppliers' state of Year 2000 readiness.

        STB Products and Services: During 1998, all of STB's products that were produced in the last five years were tested and confirmed as compliant. STB has transmitted letters to its customers notifying them of their current year 2000 readiness status. In general, STB believes that the nature of the functionality of its products do not entail any date type functions. Therefore STB believes that, the products do not have any Year 2000 performance implications.

        Costs: To date, STB has spent approximately $170,000 relating to software, training and labor costs for its Year 2000 Project, of which $100,000 was incurred for replacement costs for non-compliant software systems as well as the acceleration of replacement of certain other systems as a result of the Year 2000 Problem. STB currently estimates that its software, training and labor costs through fiscal year 1999 relating to the Year 2000 Project will be approximately $100,000. No assurances, however, can be given that these costs will not exceed such amount or that STB will not have to use other sources for these amounts. STB has to date only used internal resources to assess its Year 2000 risks and cost estimates and does not expect to use any independent verification or validation process in this regard. None of STB's other IT projects has been delayed due to STB's Year 2000 Project. Funds for the Year 2000 Project are expected to be paid for out of operations.

        Risks: If STB does not successfully complete its Year 2000 Project, it could, among other results, prevent it from receiving orders and delivering Year 2000 compliant goods to customers and prevent it from placing orders and receiving sufficient quantities of supplies from vendors. This could have a material effect on STB's ability to market, sell and implement its products, which could have a material adverse effect on its financial condition and results of operations. STB's most reasonably likely worst case Year 2000 scenario would likely involve the failure of a critical supplier's products to be Year 2000 compliant, which could temporarily suspend the manufacture and delivery of STB's related products while the problem was fixed or an alternate supply source was identified. As indicated above, STB is formulating an informal contingency plan that includes identifying alternate suppliers. In addition, as a result of Year 2000 concerns, the PC industry as a whole may experience declining growth rates and a decreased demand for PCs and PC related products. There can be no assurances that third parties will be Year 2000 compliant in a timely manner.

        Contingency Plans: STB has to date experienced no significant Year 2000 problems. Although STB has not adopted a formal contingency plan, it is currently assessing alternatives, which may be implemented in the event Year 20000 issues arise. Recently Issued Accounting Pronouncements In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), was issued. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It mandates that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. STB will adopt FAS 130 in the year ending October 31, 1999. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption.

        In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("FAS 131"), was issued, FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. STB will adopt FAS 131 in the year ending October 31, 1999.

        On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires computer software costs related to internal use software that are incurred in the preliminary project stage should be expensed as services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, STB will adopt SOP 98-1 in its financial statements for the year ending October 31, 1999. STB does not believe the adoption of SOP 98-1 will have a material effect on its results of operations or financial condition.

        On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (November 1, 1999 for STB). FAS 133 requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. STB is currently evaluating implementation of FAS 133 and the effects the statement will have on its financial statements and disclosures. STB believes that, due to the current limited use of derivative instruments, adoption of the statement will not have a material effect on its results of operations, financial position, capital resources or liquidity.

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.



                                                                                     PAGE
                                                                                     ----
        (a)  1.    The following financial statements are filed as part of this report:
                   Report of Independent Accountants.
                   Consolidated Balance Sheets dated October 31, 1998 and 1997.
                   Consolidated Statement of Operations for the three years
                   ended October 31, 1998.
                   Consolidated  Statement  of Changes in Shareholders' Equity
                   for the three  years ended October 31, 1998.
                   Consolidated Statement of Cash Flows for the three years
                   ended October 31, 1998.
                   Notes to Consolidated Financial Statements.
             2.    Consolidated Financial Statement Schedules
                   Report of Independent Accountants on Financial Statement
                   Schedule.                                                         S-1
                   Consolidated Valuation and Qualifying Accounts.                   S-2
                   All other schedules for which provision is made in the
                   applicable accounting regulation of the Securities & Exchange
                   Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

             3. The following documents are filed or incorporated by reference as exhibits to this Report:

             2.1 Agreement and Plan of Reorganization by and between the Registrant and STB Systems, Inc. dated as of December 13,
                   1998, and the related Stock Option Agreement (incorporated by reference to Schedule 13D of 3Dfx Interactive, Inc. dated
                   December 23, 1998 with respect to the Company).

             3.1   Amended and Restated Articles of Incorporation of the Company
                   (incorporated by reference to Exhibit 3.1 to the Company's
                   Registration Statement on Form S-1 (Registration No.
                   33-87612))

             3.2 Articles of Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended
                   April 30, 1997)

             3.3 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

             4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

             4.2 Amended and Restated Articles of Incorporation and Bylaws of the Company (see Exhibits 3.1, 3.2 and 3.3 above)

             4.3 Right of First Refusal Agreement dated December 16, 1994 by and among the Company and Messrs. Ogle, Balthaser and Sims
                   (incorporated by reference to Exhibit 4.3 to the Company's
                   Registration Statement on Form S-1 (Registration No.
                   33-87612))

             9.1   Form of Voting Agreement dated December 13, 1998 between the
                   Company and certain shareholders of 3Dfx Interactive, Inc., a California corporation (incorporated by reference to Schedule
                   13D of 3Dfx Interactive, Inc. dated December 23, 1998 with respect to the Company).

          **10.1 Employment Agreement dated November 1, 1996 by and between the Company and William E. Ogle (incorporated by reference to Exhibit 10.42 to the Company's Registration Statement on Form
                   S-1 (Registration No. 333-14313)), as

                   amended by that certain Amendment to Employment Agreement for Executive Officer dated December 13, 1998

          **10.2 Employment Agreement dated November 1, 1996 by and between the Company and Randall D. Eisenbach (incorporated by reference to Exhibit 10.43 to the Company's Registration
                   Statement on Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated December 13, 1998

          **10.3 Employment Agreement dated November 1, 1996 by and between the Company and James L. Hopkins (incorporated by reference to Exhibit 10.44 to the Company's Registration Statement on
                   Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive
                   Officer dated December 13, 1998

          **10.4 Employment Agreement dated November 1, 1996 by and between the Company and J. Shane Long (incorporated by reference to Exhibit 10.45 to the Company's Registration Statement on Form
                   S-1 (Registration No. 333-14313)), as amended by that certain
                   Amendment to Employment Agreement for Executive Officer dated
                   December 13, 1998

           *10.5 Indemnification Agreement dated February 8, 1995 by and between William E. Ogle and the Company (incorporated by reference to Exhibit 10.23 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.6 Indemnification Agreement dated February 8, 1995 by and between Randall D. Eisenbach and the Company (incorporated by reference to Exhibit 10.24 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.7 Indemnification Agreement dated February 8, 1995 by and between James L. Hopkins and the Company (incorporated by reference to Exhibit 10.25 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.8 Indemnification Agreement dated February 8, 1995 by and between J. Shane Long and the Company (incorporated by reference to Exhibit 10.30 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.9 Indemnification Agreement dated February 8, 1995 by and between James J. Byrne and the Company (incorporated by reference to Exhibit 10.28 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.10 Indemnification Agreement dated February 8, 1995 by and between Lawrence E. Wesneski and the Company (incorporated by reference to Exhibit 10.29 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.11 Indemnification Agreement by and between Dennis G. Sabo and the Company (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-3,
                   Registration No. 333-4684)

           *10.12 Indemnification Agreement by and between Bryan F. Keyes and the Company (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-3,
                   Registration No. 333-4684)

           *10.13 Indemnification Agreement dated February 8, 1995 by and between Mark S. Sims and the Company (incorporated by reference to Exhibit 10.26 to the Company's Registration
                   Statement on Form S-1 (Registration No. 33-87612))

           *10.14  Indemnification Agreement dated February 8, 1995 by and between William D. Balthaser Jr. and the Company
                   (incorporated by reference to Exhibit 10.27 to the Company's
                   Registration Statement on Form S-1 (Registration No.
                   33-87612))

           *10.15  Company's Amended and Restated 1995 Long Term Incentive Plan
                   (incorporated by reference to Appendix A of the Company's definitive Proxy Statement for the 1997 Annual Meeting of
                   Shareholders)

           *10.16  Company's Amended and Restated Stock Option Plan for
                   Non-Employee Directors (incorporated by reference to Appendix
                   B of the Company's definitive Proxy Statement for the 1997
                   Annual Meeting of Shareholders)

           *10.17  STB Systems, Inc. 1995 Employee Stock Option Purchase Plan
                   (as amended) (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996)

           *10.18  Amended and Restated Profit Sharing Incentive Plan
                   (incorporated by reference to Exhibit 10.47 to the Company's
                   Registration Statement on Form S-1 (Registration No.
                   333-14313))

            10.19  Lease Agreement dated December 6, 1988 by and between STB de
                   Mexico S.A. de C.V. (formerly known as Industrias Fronterizas de Chihuahua, S.A. de C.V.) (a subsidiary of the Company, as lessee) and Complejo Industrial Fuentes, S.A. de C.V (as lessor), including an Agreement for Modification dated
                   February 25, 1994 by and between the same parties
                   (incorporated by reference to Exhibit 10.1 to the Company's
                   Registration Statement on Form S-1 (Registration No.
                   33-87612))

            10.20  Modification Agreement dated October 4, 1996 by and between
                   STB de Mexico, S.A. de C.V. and Complejo Industrial Fuentes,
                   S.A. de C.V. (relating to the Lease Agreement filed as Exhibit 10.1 hereto) (incorporated by reference to Exhibit
                   10.46 to the Company's Registration Statement on Form S-1
                   (Registration No. 333-14313))

            10.21  Lease Contract dated October 4, 1996 by and between STB de
                   Mexico, S.A. de C.V. (as lessee) and Complejo Industrial
                   Fuentes, S.A. de C.V. (as lessor) (incorporated by reference to Exhibit 10.41 to the Company's Registration Statement on
                   Form S-1 (Registration No. 333-14313))

            10.22 Amendment to Lease Agreement dated January 30, 1997, by and between STB de Mexico, S.A. de C.V. (as lessee) and Complejo
                   Industrial Fuentes, S.A. de C.V. (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

            10.23 Lease Agreement, as amended, dated July 8, 1986 by and between the Company (as lessee) and Central Park Associates,
                   Ltd. (as lessor) (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1
                   (Registration No. 33-87612))

            10.24  Lease Agreement dated June, 1995, by and between the Company
                   (as lessee) and Springcreek Place, Ltd. (as lessor)
                   (incorporated by reference to Exhibit 10.32 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended October
                   31, 1995)

            10.25 Addendum to Lease Agreement dated March 7, 1996 by and between the Company (as lessee) and Springcreek Place, Ltd.
                   (as lessor) (incorporated by reference to

                   Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996)

            10.26 Second Addendum to Lease Agreement dated March 7, 1996, by and between the Company (as lessee) and Springcreek Place, Ltd. (as lessor) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997)

            10.27  Sublease Agreement dated August 1996 by and between ADC
                   Telecommunications, Inc. (as sublessor) and the Company (as sublessee) (incorporated by reference to Exhibit 10.40 to the Company's Registration Statement on Form S-1 (Registration
                   No. 333-14313))

            10.28  Tax Allocation and Indemnification Agreement dated December
                   16, 1994 by and among the Company and Messrs. Ogle, Balthaser and Sims (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Registration
                   No. 33-87612))

            10.29 Purchase Agreement dated December 17, 1996, by and between the Company and Gateway 2000, Inc. (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

            10.30  Lease Agreement by and between the Company and Banc One
                   Leasing Corporation dated October 30, 1996, together with related attachments (incorporated by reference to Exhibit
                   10.48 to the Company's Registration Statement on Form S-1
                   (Registration No. 333-14313))

            10.31  Participation Agreement dated as of November 14, 1997 among
                   Asset XVII Holdings Company, L.L.C., as lessor, STB Systems,
                   Inc., as lessee and Bank One, Texas, N.A., as lender
                   (incorporated by reference to Exhibit 10.31 to the Company's
                   Annual Report on Form 10-K for the Fiscal Year Ended October
                   31, 1997).

            10.32 Lease and Development Agreement dated as of November 14, 1997 among Asset XVII Holdings Company, L.L.C., as lessor, and STB
                   Systems, Inc., as lessee (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

            10.33 Limited Notice to Proceed No. 1 dated as of December 18, 1997 executed by STB Systems, Inc. and Austin Commercial, Inc.
                   (incorporated by reference to Exhibit 10.33 to the Company's
                   Annual Report on Form 10-K for the Fiscal Year Ended October
                   31, 1997).

            10.34  Credit Agreement dated as of November 21, 1997 between STB
                   Systems, Inc., and Bank One, Texas, N.A. (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1997).

            10.35  First Amendment to Credit Agreement dated as of January 30,
                   1998 by and among the Company, Bank One, Texas, N.A. and the Original Lenders as therein defined (incorporated by reference to Exhibit 10.35 of the Company's Registration
                   Statement on Form S-3, Registration No. 333-4684)

            10.36  Lease Schedule No. 1000063250 dated as of October 31, 1997 to
                   Master Lease Agreement dated October 30, 1996 between Banc
                   One Leasing Corporation and the Company (incorporated by reference to Exhibit 10.36 of the Company's Registration
                   Statement on Form S-3, Registration No. 333-4684)

            10.37  Lease Schedule No. 1000063259 dated as of October 31, 1997 to
                   Master Lease Agreement dated October 30, 1996 between Banc
                   One Leasing Corporation and the Company (incorporated by reference to Exhibit 10.37 of the Company's Registration
                   Statement on Form S-3, Registration No. 333-4684)

            10.38 Lease Schedule No. 1000063905 dated as of December 15, 1997 to Master Lease Agreement dated October 30, 1996 between Banc
                   One Leasing Corporation and the Company (incorporated by reference to Exhibit 10.38 of the Company's Registration
                   Statement on Form S-3, Registration No. 333-4684)

            10.39  Master Lease Amendment dated as of October 31, 1997 to Master
                   Lease Agreement dated October 30, 1996 between Banc One
                   Leasing Corporation and the Company (incorporated by reference to Exhibit 10.39 of the Company's Registration
                   Statement on Form S-3, Registration No. 333-4684)

            10.40 Selling Shareholder Agreement between the Company and each of Messrs. Ogle, Balthaser and Sims (incorporated by reference to Exhibit 10.40 of the Company's Registration Statement on
                   Form S-3, Registration No. 333-4684)

            10.41  Underwriting Agreement by and among the Company, William E.
                   Ogle, Mark S. Sims, William D. Balthaser and CIBC Oppenheimer
                   (in its own capacity and on behalf of an underwriting syndicate) (incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form S-3, Registration
                   No. 333-4684)

          **10.42  Letter Agreement dated December 11, 1998 between STB
                   Systems, Inc. and Hoak Breedlove Wesneski & Co.

            11.1   Intentionally omitted.

            21     Subsidiaries of the Company

                   (a) STB Assembly, Inc., a Texas corporation

                   (b) STB de Mexico, S.A. de C.V., a Mexican corporation

                   (c) Maquilados Continentales de Chihuahua, a Mexican
                       corporation (an inactive shell corporation)

                   (d) Symmetric Simulation Systems, Inc.

                   (e) STB Systems, Inc., a Delaware corporation (an inactive shell corporation)

           H23     Consent of PricewaterhouseCoopers LLP

          **24     Powers of Attorney (included on first signature page)

          **27     Financial Data Schedule


-----------

* Management contract or compensatory plan or arrangement. The Company will furnish a copy of any Exhibit listed above to any shareholder without charge upon written request to Mr. Bryan F. Keyes, Secretary, 3400 Waterview Parkway, Richardson, Texas 75080.

**      Previously filed.

H       Filed herewith.

               (b) No reports on Form 8-K were filed during the last quarter of the period covered by this Report.

                                    SIGNATURE



        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 as amended, STB has duly caused this Amendment No. 2 on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        STB SYSTEMS, INC.
                                        By:

                                                      William E. Ogle
                                                   Chairman of the Board
                                                and Chief Executive Officer


Dated: March 25, 1999

                                                                      APPENDIX P

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------
                                    FORM 10-Q
                               -----------------

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                         Commission file number 0-25540



                                STB SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)



            TEXAS                                      75-1855896
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                3400 WATERVIEW PARKWAY, RICHARDSON, TEXAS 75080
                    (Address of principal executive offices)

                                 (972) 234-8750
              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes  X    No
                                       ---      ---

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.


     Title of each class:                    Number of Shares Outstanding as of
  Common Stock, $.01 par value                      March 17, 1999:
                                                       12,606,787


================================================================================

                                STB SYSTEMS, INC.
                                      INDEX



                                                                               PAGE
                                                                              NUMBER
PART I              FINANCIAL INFORMATION                                        3

Item 1              Consolidated Financial Statements (Unaudited):               3

                    Consolidated Balance Sheets at January 31, 1999
                    and October 31, 1998                                         3

                    Consolidated Statements of Operations for the
                    three months ended January 31, 1999 and 1998                 4

                    Consolidated Statements of Comprehensive Income
                    for the three months ended January 31, 1999 and 1998         4

                    Consolidated Statements of Cash Flows for the
                    three months ended January 31, 1999 and 1998                 5

                    Notes to Consolidated Financial Statements                   6

Item 2              Management's Discussion and Analysis of
                    Financial Condition and Results of Operations                7

Item 3 Has been omitted since the registrant has no reportable events in relation to this item


PART II             OTHER INFORMATION                                           13


Items 1, 3 and 4    Have been omitted since the registrant has
                    no reportable events in relation to these items

Item 2              Changes in Securities and Use of Proceeds                   13

Item 5              Other Information - Risk Factors                            13

Item 6              Exhibits and Reports on Form 8-K                            21

Signatures

                          PART I FINANCIAL INFORMATION

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS


                       STB SYSTEMS, INC. and SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
-------------------------------------------------------------------------------
                  (Dollars in thousands except per share data)


                                                         January 31,    October 31,
                                                             1999           1998
                                                         -----------    -----------
ASSETS
Current Assets:
 Cash and cash equivalents                               $    31,866    $    30,639
 Accounts receivable - trade, net of allowance
   for doubtful accounts of $582 and $520                     39,841         32,508
 Inventories, net                                             51,628         48,993
 Other current assets                                         12,783          6,444
                                                         -----------    -----------
     Total current assets                                    136,118        118,584

Property and equipment, net                                   11,060         11,586
Other assets                                                   1,594          5,142
                                                         -----------    -----------
     Total assets                                        $   148,772    $   135,312
                                                         ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Short-term debt                                         $    18,500    $      --
 Accounts payable - trade                                     24,466         32,050
 Accrued wages, commissions and bonuses                          302            694
 Other accrued liabilities                                     1,072          1,534
 Current portion of long-term liabilities                        599            587
                                                         -----------    -----------
     Total current liabilities                                44,939         34,865
                                                         -----------    -----------

Long-term Liabilities:
 Obligations under capital leases and other
  long-term liabilities                                        1,941          2,095
                                                         -----------    -----------
     Total long-term liabilities                               1,941          2,095
                                                         -----------    -----------

Shareholders' Equity:
 Preferred stock, 2,000,000 shares authorized,
  none issued or outstanding                                    --             --
 Common stock, $.01 par value, 25,000,000 shares
  authorized, 13,303,587 and 13,302,687 shares issued,
  respectively                                                   133            133
 Additional paid-in capital                                   82,879         82,875
 Unrealized gain on equity securities                          3,394           --
 Retained earnings                                            20,119         19,977
                                                         -----------    -----------
                                                             106,525        102,985
 Treasury stock, 696,800 shares, at cost                      (4,633)        (4,633)
                                                         -----------    -----------
 Total shareholders' equity                                  101,892         98,352
                                                         -----------    -----------
     Total liabilities and shareholders' equity          $   148,772    $   135,312
                                                         ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       STB SYSTEMS, INC. and SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
 -----------------------------------------------------------------------------
                 (Dollars in thousands except per share amounts)


                                            Three months ended
                                                January 31,
                                           1999            1998
                                       ------------    ------------
Net sales                              $     65,729    $     78,758
Cost of sales                                55,833          62,542
                                       ------------    ------------
Gross profit                                  9,896          16,216
                                       ------------    ------------

Operating expenses:
  Research and development                    2,701           2,338
  Sales and marketing                         4,009           4,424
  General and administrative                  3,077           3,235
                                       ------------    ------------
Total operating expenses                      9,787           9,997
                                       ------------    ------------

Income from operations                          109           6,219
Interest (income) expense, net                 (113)            518
                                       ------------    ------------

Income before income taxes                      222           5,701
Provision for income taxes                       80           1,896
                                       ------------    ------------
Net income                             $        142    $      3,805
                                       ============    ============

Net income per share:
   Basic                               $       0.01    $       0.36
                                       ============    ============
   Diluted                             $       0.01    $       0.33
                                       ============    ============

Weighted average shares outstanding:
   Basic                                 12,606,161      10,461,695
                                       ============    ============
   Diluted                               12,781,621      11,388,554
                                       ============    ============




                       STB SYSTEMS, INC. and SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                   (Unaudited)
 -----------------------------------------------------------------------------
                             (Dollars in thousands)


                                               Three months ended
                                                  January 31,
                                              1999           1998
                                          ------------   ------------
Net income                                $        142   $      3,805
                                          ------------   ------------
Other comprehensive income, net of tax:
  Unrealized gains on securities                 3,394           --
                                          ------------   ------------
Other comprehensive income                       3,394           --
                                          ------------   ------------
Comprehensive Income                      $      3,536   $      3,805
                                          ============   ============






              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       STB SYSTEMS, INC. and SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
 -----------------------------------------------------------------------------
                             (Dollars in thousands)


                                                           Three months ended
                                                               January 31,
                                                          1999            1998
                                                       ------------    ------------
Cash flows from operating activities:
 Net income                                            $        142    $      3,805
 Adjustments to reconcile net income to net cash
 From operating activities:
   Depreciation and amortization                              1,357             660
   Changes in assets and liabilities:
     Accounts receivable - trade                             (7,333)         (2,598)
     Inventories                                             (2,635)         (4,516)
     Other current assets                                    (2,945)           (689)
     Other assets                                             3,548             894
     Accounts payable - trade                                (7,584)          2,136
     Accrued wages, commissions, and bonuses                   (392)           (530)
     Other accrued liabilities                                 (462)            376
                                                       ------------    ------------
     Net cash used in operating activities                  (16,304)           (462)
                                                       ------------    ------------

Cash flows from investing activities -
                                                       ------------    ------------
 Purchases of property and equipment                           (831)           (442)
                                                       ------------    ------------

Cash flows from financing activities:
 Borrowings on short-term debt                               18,500           1,480
 Payments on long-term debt                                    (142)         (1,150)
 Issuance of common stock, net of issue costs                     4              96
                                                       ------------    ------------
    Net cash provided by financing activities                18,362             426
                                                       ------------    ------------
Net increase (decrease) in cash and cash equivalents          1,227            (478)
Cash and cash equivalents at beginning of period             30,639           3,869
                                                       ------------    ------------
Cash and cash equivalents at end of period             $     31,866    $      3,391
                                                       ============    ============


Supplemental disclosure of non-cash information:
- Unrealized gain on equity securities available-for-sale was $3,394 for the three months ended January 31, 1999.



              The accompanying notes are an integral part of these
                       consolidated financial statements

                                STB SYSTEMS, INC.
                   Notes To Consolidated Financial Statements
                                   (Unaudited)

NOTE 1 - BASIS OF PRESENTATION

STB Systems, Inc. develops, manufactures and sells a wide selection of multimedia accelerator subsystems, other multimedia subsystem products and specialized technology products for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly-owned subsidiary and provides manufacturing services to STB Systems, Inc. Symmetric Simulation Systems, Inc., also a wholly-owned subsidiary of STB Systems, Inc., designs high-end 3D graphics acceleration products for use in applications such as computer-aided design, product visualization and animation.

The accompanying financial statements include the consolidated accounts of STB Systems, Inc., STB Assembly, Inc. and Symmetric Simulation Systems, Inc., (collectively referred to as the "Company" or "STB"). STB de Mexico S.A. de C.V. ("STB de Mexico"), a majority owned subsidiary of STB Assembly, Inc., is a Mexican corporation operated as a maquiladora and performs assembly services for STB Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in STB de Mexico are insignificant for financial reporting purposes.

The financial information presented herein should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 1998. The foregoing unaudited interim consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The results for the interim periods are not necessarily indicative of the results to be expected for the year.

During the third quarter of fiscal 1998, the Company invested $3 million in nVIDIA, a supplier. The investment was in the form of a Convertible Subordinated Note. On January 15, 1999, the Note converted into 428,572 shares of common stock of the supplier, based on a conversion factor of $7.00 per common share. Subsequent to the conversion, the supplier completed an initial public offering at a price of $12.00 per common share. At January 31, 1999, the closing price on the stock was $19.00. The securities are classified as available-for-sale, and accordingly, the unrealized gain of $3,394,000, net of tax, has been included in comprehensive income.

On December 14, 1998, the Company announced it had entered into a definitive merger agreement with 3Dfx Interactive, Inc., ("3Dfx") whereby, in a stock-for-stock purchase transaction, STB shareholders will receive 0.65 shares of 3Dfx common stock for each share of STB common stock. The merger is expected to close in April 1999, subject to customary regulatory approvals and approvals by the shareholders of both 3Dfx and STB.


NOTE 2 - INVENTORIES

Inventories at January 31, 1999 and October 31, 1998 consisted of the following (in thousands):


                                   January 31, 1999    October 31, 1998
                                   ----------------    ----------------
        Raw materials              $         35,489    $         30,757
        Work-in-process                      13,014              17,267
        Finished goods                        7,725               6,169
                                   ----------------    ----------------
          Inventories, gross                 56,228              54,193
        Reserve for obsolescence             (4,600)             (5,200)
                                   ----------------    ----------------
          Inventories, net         $         51,628    $         48,993
                                   ----------------    ----------------


NOTE 3 - SHORT-TERM DEBT

The Company has a $40 million revolving credit facility ("Revolving Credit Facility") with a bank. The Revolving Credit Facility bears interest at LIBOR plus 175 basis points (6.689% at January 31, 1999). At January 31, 1999 the Company had $18.5 million outstanding under the Revolving Credit Facility. Availability under the Revolving Credit Facility is subject to limitation determined by the Company's borrowing base, which is calculated based on eligible accounts receivable, as defined in the Revolving Credit Facility Agreement.

NOTE 4 - STOCK SPLIT

On January 27, 1998, the Company declared a three-for-two split of the Company's common stock. The stock split was effected in the form of a stock dividend on February 20, 1998, to shareholders of record on February 11, 1998. Share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

NOTE 5 - EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerators and denominators of the basic and diluted EPS computations:


                                                         Three months ended
                                                             January 31,
                                                          1999         1998
                                                      -----------  -----------
  Net income (in thousands)                           $       142  $     3,805
                                                      ===========  ===========

  BASIC
  Weighted average number of shares outstanding        12,606,161   10,461,695
                                                      ===========  ===========
  Net income per share                                $      0.01  $      0.36
                                                      ===========  ===========

  DILUTED
  Weighted average number of shares outstanding        12,606,161   10,461,695
  Additional weighted average shares from assumed
  exercise of dilutive stock options, net of shares
  assumed to be repurchased with exercise proceeds        175,460      926,859
                                                      -----------  -----------
  Dilutive weighted average shares outstanding         12,781,621   11,388,554
                                                      ===========  ===========
  Net income per share                                $      0.01  $      0.33
                                                      ===========  ===========

Options to purchase 1,289,000 and 20,625 shares of common stock were outstanding during the three months ended January 31, 1999 and 1998, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price during the period. These options range in price from $7.00 to $15.08 per share for the three months ended January 31, 1999 and from $21.27 to $25.67 per share for the three months ended January 31, 1998.

A warrant to purchase up to 210,000 shares of the Company's common stock was outstanding at January 31, 1999. The right to exercise the warrant is contingent upon the occurrence of specific events. These events had not occurred at January 31, 1999, and accordingly these shares were not considered outstanding and were not included in the computation of diluted earnings per share.

NOTE 6 - SECONDARY OFFERING

On February 25, 1998 the Company filed a registration statement on Form S-3 to offer 3,000,000 shares of its common stock to the public in a secondary offering. On March 20, 1998, the offering was completed and of the shares being offered, 2,775,000 shares were sold by the Company and 225,000 were sold by certain selling shareholders. Net proceeds from the offering of $57.1 million were used to reduce indebtedness outstanding under the Company's revolving credit facility and the balance was retained for general corporate purposes.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain forward-looking statements within the meaning of the federal securities laws. Any statements contained herein - including without limitation statements to the effect that STB or its management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues" or "estimates," or statements concerning "potential," or "opportunity" or other variations thereof or comparable terminology or the negative thereof that are not statements of historical fact should be considered forward-looking statements. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including without limitation those set forth elsewhere herein under "Other Information - Risk Factors."

OVERVIEW

We currently sell two broad categories of products, multimedia subsystem products and specialized technology products. Our multimedia subsystem product line includes a wide selection of multimedia accelerators designed for use in mid-range to high-end PCs. Our multimedia subsystem product line also features several complementary products, including DVD decoder subsystems and PC/TV convergence subsystems. Our specialized technology products incorporate graphics technologies and are primarily designed to enable one computer to control simultaneously the display of multiple monitors.

We sell our products to OEMs, the commercial market and the specialized technology market. We sell multimedia subsystem products both to OEMs as subsystems for their PC products and to the commercial market. Sales of multimedia accelerators and other multimedia subsystems to OEMs typically possess higher unit volumes and lower gross profit margins. Sales of multimedia products to the commercial market typically have modest unit volumes and higher gross profit margins than the sale of similar products to OEMs. Although sales volumes of specialized technology products are relatively low, we realize higher gross profit margins from the sale of these products than from the sale of multimedia subsystem products.

For the three months ended January 31, 1999 and 1998, sales of our products to OEMs represented approximately 71% and 85%, respectively, of total net sales. Sales to the commercial market represented approximately 22% and 9% of total net sales for the three months ended January 31, 1999 and 1998. Sales to specialized technology product markets constituted approximately 6% of total net sales for the first quarter ended January 31, 1999 and 5% of total net sales for the first quarter ended January 31, 1998. We derived the balance of total net sales primarily from third party assembly services. Third party assembly services comprised approximately 1% of total net sales for the first quarter ended January 31, 1999 and 1998. We export our products through all of our sales channels. Export sales of our products have grown moderately in recent periods. As a result, exports have increased as a percentage of net sales to 29% in the first quarter ended January 31, 1999 from 25% in the first quarter ended January 31, 1998. Our total gross profit margins and gross profits will likely fluctuate from period to period as a result of our product mix, sales channel mix, component costs and the competitive pricing pressures on our products.

We recognize revenue upon shipment of our products. For products sold through the commercial channel, we generally allow returns in the form of stock rotation and price protection in the form of credits. Our current stock rotation policies permit a commercial customer to return a portion of the products purchased within specified time periods, if that customer places an order with us for additional products of equal or greater value. We also provide price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. We maintain reserves related to these programs, and we believe that such reserves are adequate.

We have no guaranteed supply arrangements with any of our suppliers. We obtain most of the primary components of our products directly from the component manufacturers. The primary components of our products consist mainly of controller chips and memory chips. The prices of such components can change significantly from time to time. In the past we have experienced, and may in the future experience, increases in our unit component costs without being able to increase the price of the related products. Such an increase in component costs could negatively impact our gross profit margins and results of operations. In particular, occasional world-wide shortages of memory and controller chips and international tariff disputes have in the past resulted in substantial unit component cost increases that have materially adversely affected our gross profit margins and our results of operations.

On December 13, 1998, we entered into the 3Dfx Merger Agreement. The 3Dfx Merger Agreement provides for the merger of a newly formed, wholly-owned subsidiary of 3Dfx with and into STB (the "3Dfx Merger"). STB will be the surviving corporation in the 3Dfx Merger and, upon consummation of the 3Dfx Merger, will become a wholly-owned subsidiary of 3Dfx. If consummated, the combination of 3Dfx's and STB's operations will result in many significant changes in STB's business and its related results of operations and financial condition. In particular, the announcement and consummation of the merger may disrupt STB's relationships with its suppliers, some of whom are competitors of 3Dfx. For example, nVidia, which competes directly with 3Dfx, is a major supplier of STB whose graphics chips were incorporated into STB products representing 63.9% of STB's net sales in fiscal 1998 and 77% in the first quarter ended January 31, 1999 (approximately $170.1 million and $50.5 million in net sales, respectively). As a result of the 3Dfx Merger, STB plans to continue to offer for sale to its customers its current products that use nVidia graphics chips, but does not expect to use nVidia's graphics chips on any new products. Unless STB or the 3Dfx/STB combined company can persuade STB's existing customers that are purchasing products using nVidia graphics chips to purchase new products based on 3Dfx graphics chips, the revenue derived from sales to such customers will be reduced significantly. Similarly, while no suppliers of graphics chips to STB have as of the date of this report indicated to STB that they intend to terminate their supplier relationship with STB, to the extent that any such relationship is terminated or curtailed and STB cannot persuade its existing customers who purchase products containing any of those supplier's chips to purchase products containing 3Dfx chips then revenues could be reduced significantly.

RESULTS OF OPERATIONS

The following table sets forth certain items from the Company's Consolidated Statements of Operations as a percentage of net sales from continuing operations:


                                               Percentage of Net Sales
                                              --------------------------
                                                  Three months ended
                                                      January 31,
                                                   1999           1998
                                              -----------    -----------
      Net sales                                     100.0%         100.0%
      Cost of sales                                  84.9%          79.4%
                                              -----------    -----------
      Gross profit                                   15.1%          20.6%
                                              -----------    -----------

      Operating expenses:
        Research and development                      4.1%           3.0%
        Sales and marketing                           6.1%           5.6%
        General and administrative                    4.7%           4.1%
                                              -----------    -----------
      Total operating expenses                       14.9%          12.7%
                                              -----------    -----------

      Income from operations                          0.2%           7.9%
      Interest (income) expense, net                 -0.1%           0.7%
                                              -----------    -----------

      Income before income taxes                      0.3%           7.2%
      Provision for income taxes                      0.1%           2.4%
                                              -----------    -----------
      Net income                                      0.2%           4.8%
                                              ===========    ===========


THREE MONTHS ENDED JANUARY 31, 1999 COMPARED TO THREE MONTHS ENDED JANUARY 31, 1998.

Net Sales. Net sales for the quarter were $65.7 million, compared to $78.8 million for the first quarter of fiscal 1998, representing a decrease of $13.1 million, or 16.5%. Unit volume for the first quarter of fiscal 1999 decreased by 24.0% from the first quarter of fiscal 1998, while the Company's overall average unit selling prices increased slightly. OEM channel sales were approximately $46.5 million in the first quarter of fiscal 1999, compared to approximately $66.2 million in the first quarter of fiscal 1998, representing a decrease of 29.8%. The decline in OEM sales is primarily a result of slowing demand for the Company's Velocity 4400 and other products from OEM customers late in the first quarter. The Company believes this decline was primarily attributable to its pending merger with 3Dfx, but expects that its launch of the 3Dfx Voodoo 3 in the second quarter of fiscal 1999 will improve OEM sales. Commercial channel sales increased to approximately $14.6 million in the first quarter of fiscal 1999 from approximately $7.4 million in the first quarter of fiscal 1998, an increase of 98.3%. Sales growth in the commercial channel was primarily the result of increased retail demand for the Company's award winning Velocity 4400 and the Black Magic Voodoo2 multimedia accelerators. See "Risk Factors - STB and its shareholders face a number of risks related to the 3Dfx Merger." and "-STB has significant product concentration..." Sales in the specialized technology market decreased to approximately $4.0 million in the first quarter of fiscal 1999 from approximately $4.1 million in the first quarter of fiscal 1998, or 4.3%. The decline in specialized technology sales was primarily a result of increased competition in the market.

Gross Profit. Gross profit consists of net sales less cost of sales. Cost of sales primarily consists of the cost of materials and manufacturing costs associated with the production of the Company's products. Gross profit decreased to $9.9 million in the first quarter of fiscal 1999 from $16.2 million in the first quarter of fiscal 1998, representing a decrease of 38.9%. The decrease in the amount of gross profit resulted primarily from an increase in per unit fixed manufacturing costs due to the decline in production volumes, as well as increased product pricing pressures and an increase memory costs. During the quarter, gross profit as a percentage of net sales decreased to 15.1% in the first quarter of fiscal 1999 from 20.6% in the first quarter of fiscal 1998. The decrease in gross profit as a percentage of net sales resulted primarily from declining operating efficiencies as a result of decreased production volumes and increased pricing pressure on the Velocity 4400 and the Black Magic Voodoo2. Gross margins are expected to continue to fluctuate as a result of sales channel, product mix and other factors. See "Risk Factors -STB's quarterly operating results are subject to fluctuations..." and "-STB depends on a limited number of suppliers... ."

Research and Development Expenses. Research and development expenses primarily consist of employee compensation and associated expenses relating to engineering personnel, development tool expenses, prototyping expenses and product enhancement expenses. Research and development expenses increased to $2.7 million in the first quarter of fiscal 1999 from $2.3 million in the first quarter of fiscal 1998, representing an increase of 15.5%. The increase in research and development expenses on both a dollar and percentage basis resulted primarily from increased staffing at the Company's corporate headquarters and its design center in

Belfast, Northern Ireland. Expenses associated with driver support and development, as well as other expenses associated with the development of new products also contributed to the increase in research and development expenses. Research and development expenses as a percentage of net sales increased to 4.1% in the first quarter of fiscal 1999 from 3.0% in the first quarter of fiscal 1998.

Sales and Marketing Expenses. Sales and marketing expenses primarily consist of personnel and related overhead expenses for sales, marketing and customer support activities, promotional and advertising expenses, and commissions paid to independent sales representatives. Sales and marketing expenses decreased to $4.0 million in the first quarter of fiscal 1999 from $4.4 million in the first quarter of fiscal 1998, representing a decrease of 9.4%. The decrease in sales and marketing expense resulted primarily from reductions in spending for advertising and promotional programs, as well as decreased expenses associated with trade show participation. However, due to the decline in net sales, sales and marketing expenses as a percentage of net sales increased to 6.1% in the first quarter of fiscal 1999 from 5.6% in the first quarter of fiscal 1998.

General and Administrative Expenses. General and administrative expenses primarily consist of personnel and related overhead expenses for management, finance, management information systems, legal and human resources, as well as expenses associated with facilities and other general operating expenses. General and administrative expenses decreased to $3.1 million in the first quarter of fiscal 1999 from $3.2 million in the first quarter of fiscal 1998, representing a decrease of 4.9%. The decrease in the amount of general and administrative expenses was primarily a result of expense controls associated with occupancy costs and other general operating expenses. Expenses associated with the employee profit sharing program decreased as a result of the decline in operating income. The Company recently completed construction of a new headquarters facility and occupied the new space in the first fiscal quarter of 1999. The Company may experience short-term increased occupancy costs from current levels as a result of expenses associated with the move and the new facility. Due to the decline in net sales, general and administrative expenses as a percentage of net sales increased to 4.7% in the first quarter of fiscal 1999 from 4.1% in the first quarter of fiscal 1998.

Interest (Income) Expense, Net. Interest expense, net, primarily consists of the interest expense associated with the Company's Revolving Credit Facility, Mezzanine Facility (as defined below) and capital leases, offset partially by the interest income earned on the Company's cash and cash equivalents. Net interest income was approximately $113,000 in the first quarter of fiscal 1999, compared to net interest expense of approximately $518,000 in the first quarter of fiscal 1998. The decrease in the amount of net interest expense was primarily attributable to the interest income earned on short-term investments associated with the investment of the proceeds from the secondary offering and the reduction of short-term debt.

SEASONALITY

Our quarterly operating results can vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in our product mix, seasonal promotions by us and our customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.


LIQUIDITY AND CAPITAL RESOURCES

Inventory and accounts receivable financing as well as manufacturing and equipment expenditures constitute our principal capital and liquidity needs. We have generally financed these requirements and our operations through a combination of cash generated from operations, trade credit from vendors, bank borrowings and the proceeds from our public offerings. Due to our rapid growth in recent years and increased capital requirements, we completed a secondary public offering of 2,775,000 shares of STB Common Stock during the second quarter of fiscal 1998. We used the net proceeds from our secondary offering to reduce indebtedness and retained the balance for general corporate purposes. We recognize that future growth, if any, may require additional capital, particularly to support increased working capital needs, staffing requirements, promotional expenses and manufacturing facilities and equipment requirements.

Cash used in operating activities was $16.3 million in the first quarter of fiscal 1999, primarily attributable to increases in accounts receivable, as a result of higher sales during the first quarter of fiscal 1999, compared to the fourth quarter of fiscal 1998. Decreases in accounts payable, and to a lesser degree increases in inventory, also contributed to cash used in operations. Cash used in operating activities was $462,000 in the first quarter of fiscal 1998, resulting primarily from increases in inventory and accounts receivable, as a result of higher sales, partially offset by increased earnings and increases in accounts payable. At October 31, 1998, the Company's working capital amounted to $83.7 million, compared to $91.1 million at January 31, 1999. Cash and cash equivalents equaled $31.9 million and $30.6 million at January 31, 1999 and October 31, 1998, respectively.

In the first quarter of fiscal 1999, we purchased $831,000 in capital equipment, compared with net purchases of equipment aggregating $442,000 during the first quarter of fiscal 1998. During the first quarter of fiscal 1998, we completed a move to a new manufacturing facility in Juarez, Mexico, immediately adjacent to our previous facility. We have retained one-half of the previous facility for expansion. During the fourth quarter of fiscal 1997, we installed two new high speed surface-mount assembly lines at our new facility, at a total cost of approximately $6.3 million. We installed an additional line in the third quarter of fiscal 1998, at a cost of approximately $2.9 million. We financed this equipment through operating lease finance arrangements. During the fourth quarter of fiscal 1996, we installed four surface-mount technology assembly lines, at an approximate cost totaling $4.2 million. We financed this equipment through traditional operating lease financing arrangements also. Our aggregate obligations under all such equipment lease financing arrangements totaled approximately $8.4 million at January 31, 1999. We expect that additional capital expenditures for similar types of equipment may be necessary to support any additional future customer demand and production requirements.

We have a $40.0 million revolving credit facility ("Revolving Credit Facility"), as well as a $3.0 million term loan ("Term Loan"). At January 31, 1999 we had $18.5 million outstanding under the Revolving Credit Facility and $2.5 million outstanding under the Term Loan. Principal amounts outstanding under the Revolving Credit Facility bear interest at LIBOR plus 175 basis points (6.689% at January 31, 1999). Amounts outstanding under the Term Loan bear interest at LIBOR plus 250 basis points (7.439% at January 31, 1999) and are payable in 60 monthly installments of principal and interest. Payment of principal and interest began November 1, 1997. Formulas based on eligible accounts receivable determine availability under the Revolving Credit Facility. All indebtedness under the Revolving Credit Facility matures on November 21, 1999 (subject to renewal of the Revolving Credit Facility through such date), and indebtedness under the Term Loan matures on November 1, 2002.

In December 1997, we entered into a five-year agreement to construct and lease a new corporate headquarters in Richardson, Texas. Construction on the 210,000 square foot facility was completed in December 1998, and we completed our move into the facility during that month. We estimate the total cost of the building and the land to be approximately $22.8 million. The lessor agreed to fund the cost of the land and construction of the building. Rental payments commenced upon occupancy. We estimate that we will pay approximately $225,000 per month in rent over a four-year period beginning in the first quarter of fiscal 1999. This amount exceeds the expense of our previous headquarter facilities, because local rental rates have increased and we have increased the square footage of our corporate headquarters. The lease agreement also provides that the amount of the lease payments is subject to adjustment based upon prevailing interest rates. Consequently, an increase in prevailing interest rates will increase the expense of our facilities. We have recently entered into an interest rate swap agreement that fixes the interest rate on a majority of our lease obligation at 7.55%. We are also seeking opportunities to sublease that portion of our new headquarters that we do not expect to utilize immediately. At the end of the initial five-year lease, we have the option to renew the lease for an additional five years, pay off the underlying debt or cause the building to be sold. In the event of a sale, the proceeds are to be used to retire the underlying debt. Any excess will be paid to us. We are generally responsible for any remaining unpaid balance owing on the underlying obligation after the sale of the facility, not to exceed $17.2 million.


YEAR 2000 ASSESSMENT

State of Readiness: STB has performed a company-wide evaluation to assess the ability of its products and its information technology ("IT") and non-IT systems to properly function and execute transactions in the Year 2000. STB's Year 2000 Project is divided into three major sections: (a) Infrastructure, which includes internal management information systems, computers, servers, networks to support the business and any non-IT systems used in the operation of the business; (b) Third party suppliers, which includes those suppliers that provide STB with components that are used in the manufacture of its products; and (c) STB products which includes those products that generate revenue for STB. The Project has been divided into six phases: (1) Awareness and Communication; (2) Inventory; (3) Assessment; (4) Renovation; (5) Testing; and (6) Rollout. As discussed below, STB has substantially completed the first three phases of the Year 2000 Project for its Infrastructure; the first phase for its Third Party Suppliers and all phases for its Customer Products and Services. All phases of the Year 2000 Project are expected to be completed by the third quarter of 1999.

Infrastructure: STB has completed an assessment of its IT and non-IT systems and currently is in the renovation phase for these systems. STB has completed the renovation of its IT hardware systems and expects to complete a renovation of its various software systems by June 1999. The Renovation, Testing and Rollout phases of the Project are expected to be complete by July 1999. STB has distributed a letter to each of its vendors that supply systems or software for its IT and non-IT systems to determine the systems' Year 2000 status. A majority of the recipients have responded to the letter, and most of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem either currently or through upgrades to existing systems. A majority of the total systems are either compliant currently or have been upgraded. STB is assessing these responses and will continue to communicate with vendors that are material to its operations to gain satisfactory assurances. If such assurances are not obtained, STB will seek alternatives, including contracting with other vendors.

Third Party Suppliers: STB has taken a inventory of the components supplied from third party suppliers that are used in conjunction with its products. STB has contacted significant third party suppliers in an effort to assess the state of their Year 2000 readiness. To date, a majority of the recipients have responded to the letter, and approximately 20% of the respondents have given assurances that their products and services are able to function in the context of the Year 2000 Problem. Approximately 25% of those responding have not been willing to certify the Year 2000 compliance of their products. STB is continuing to obtain responses to the letter and at the same time is formulating a contingency plan that includes identifying alternate suppliers in the event STB is unable to obtain such assurances. Many of STB's components and services are obtained from sources that are not the sole source for such items. Accordingly, STB believes that alternative means are generally available that are Year 2000 compliant from which to obtain components and services. Other than as described above, STB has not undertaken to employ any independent verification or validation process to determine its third party suppliers' state of Year 2000 readiness.

STB Products and Services: During 1998, all of STB's products that were produced in the last five years were tested and confirmed as compliant. STB has transmitted letters to its customers notifying them of their current year 2000 readiness status. In general, STB believes that the nature of the functionality of its products do not entail any date type functions. Therefore STB believes that the products do not have any Year 2000 performance implications.

Costs: To date, STB has spent approximately $170,000 relating to software, training and labor costs for its Year 2000 Project, of which $100,000 was incurred for replacement costs for non-compliant software systems as well as the acceleration of replacement of certain other systems as a result of the Year 2000 Problem. STB currently estimates that its software, training and labor costs through fiscal year 1999 relating to the Year 2000 Project will be approximately $100,000. No assurances, however, can be given that these costs will not exceed such amount or that STB will not have to use other sources for these amounts. STB has to date only used internal resources to assess its Year 2000 risks and cost estimates and does not expect to use any independent verification or validation process in this regard. None of STB's other IT projects has been delayed due to STB's Year 2000 Project. Funds for the Year 2000 Project are expected to be paid for out of operations.

Risks: If STB does not successfully complete its Year 2000 Project, it could, among other results, prevent it from receiving orders and delivering Year 2000 compliant goods to customers and prevent it from placing orders and receiving sufficient quantities of supplies from vendors. This could have a material effect on STB's ability to market, sell and implement its products, which could have a material adverse effect on its financial condition and results of operations. STB's most reasonably likely worst case Year 2000 scenario would likely involve the failure of a critical supplier's products to be Year 2000 compliant, which could temporarily suspend the manufacture and delivery of STB's related products while the problem was fixed or an alternate supply source was identified. As indicated above, STB is formulating an informal contingency plan that includes identifying alternate suppliers. In addition, as a result of Year 2000 concerns, the PC industry as a whole may experience declining growth rates and a decreased demand for PCs and PC related products. There can be no assurances that third parties will be Year 2000 compliant in a timely manner.

Contingency Plans: STB has to date experienced no significant Year 2000 problems. Although STB has not adopted a formal contingency plan, it is currently assessing alternatives, which may be implemented in the event Year 20000 issues arise.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), was issued. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It mandates that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. STB will adopt FAS 130 in the year ending October 31, 1999. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption.

In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("FAS 131"), was issued, FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. STB will adopt FAS 131 in the year ending October 31, 1999.

On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires computer software costs related to internal use software that are incurred in the preliminary project stage should be expensed as services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, STB will adopt SOP 98-1 in its financial statements for the year ending October 31, 1999. STB does not believe the adoption of SOP 98-1 will have a material effect on its results of operations or financial condition.

On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (November 1, 1999 for STB). FAS 133 requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. STB is currently evaluating implementation of FAS 133 and the effects the statement will have on its financial statements and disclosures. STB believes that, due to the current limited use of derivative instruments, adoption of the statement will not have a material effect on its results of operations, financial position, capital resources or liquidity.
                                      -12-

                            PART II OTHER INFORMATION


ITEM 2   CHANGES IN SECURITIES AND USE OF PROCEEDS

In connection with our entry into the 3Dfx Merger Agreement, on December 13, 1998 we entered into the STB Stock Option Agreement pursuant to which we granted to 3Dfx an option to purchase up to 1,890,883 shares of STB Common Stock. The option was granted to 3Dfx as a condition to 3Dfx's entry into the 3Dfx Merger Agreement, in reliance on the exemption from registration under Section 4(2) of the Securities Act 1933. The issuance of the option did not involve a public offering. See "Business-Proposed 3Dfx Merger" in our Annual Report on Form 10-K for the year ended October 31, 1998 for further information with respect to the terms under which the option may be exercised.

ITEM 5   OTHER INFORMATION-RISK FACTORS

         This report contains certain forward-looking statements within the meaning of the federal securities laws. STB's actual results and the timing of certain events could differ greatly from those anticipated in these forward-looking statements as a result of certain known and unknown factors, including the risks faced by us described below. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we do not currently believe are important may also harm our business operations. If any of the following risks actually occur, our business, our financial condition or our results of operations could be seriously harmed. The following factors and other information in this report should be considered carefully in evaluating STB and an investment in the STB Common Stock.

STB AND ITS SHAREHOLDERS FACE A NUMBER OF RISKS RELATED TO THE 3DFX MERGER.

         There are a number of specific risks associated with the proposed 3Dfx Merger, including the following:

            o 3Dfx and STB may encounter substantial difficulties integrating the two companies' products, technologies, research and development activities, administration, sales and marketing and other aspects of operations in a timely manner. The difficulties, costs and delays involved in integrating the companies may arise from multiple possible sources and may cause increased operating costs, lower then anticipated financial performance or the loss of customers and employees. The failure to successfully integrate 3Dfx and STB in a timely manner could result in a failure of the resulting company (the "Combined Company") to realize any of the anticipated benefits of the 3Dfx Merger and could materially harm the business of the Combined Company.

            o 3Dfx and STB may lose customers or suppliers as a result of the Merger. In particular, two of 3Dfx's largest customers, Creative Labs, Inc. and Diamond Multimedia Systems, Inc., compete directly with STB. It is expected that as a result of the 3Dfx Merger, sales to Creative Labs and Diamond will be reduced significantly from prior levels and that such customers may no longer continue to be significant customers of the Combined Company. In addition, nVidia, which is a major supplier of STB and whose graphic chips were incorporated into STB products representing 63.9% of STB's net sales in fiscal 1998, competes directly with 3Dfx. After the merger, STB plans to continue to sell to its customers its current products that use nVidia graphics chips, but will not use nVidia's graphics chips on any new products. Unless the Combined Company can persuade STB's existing customers that are purchasing products using nVidia or other graphics chips to purchase new products based on 3Dfx graphics chips, STB's revenue contribution to the Combined Company will be reduced significantly.

            o The Combined Company will be dependent on a limited source of chips and boards because both companies will be more restricted in their ability to select products produced by either STB's or 3Dfx's competitors. If either 3Dfx's chips or STB's boards fail to meet the requirements of either companies' customers, the business of the Combined Company could be materially harmed.

            o 3Dfx expects to lose relationships with key customers that have supported 3Dfx's focus on the retail sales channel, causing 3Dfx to rely on STB's distribution relationships, which historically have not focused on retail sales.

            o The 3Dfx Merger Agreement provides for a fixed exchange ratio between shares of STB Common Stock and shares of 3Dfx Common Stock As a result, if the market price of 3Dfx Common Stock decreases or increases prior to the 3Dfx Merger, the market value of 3Dfx Common Stock to be received by STB shareholders in the 3Dfx Merger would correspondingly decrease or increase.

            o The Combined Company's success following the 3Dfx Merger will depend on the retention and integration of key personnel.

         o Upon consummation of the 3Dfx Merger, STB shareholders will become 3Dfx shareholders. There are important differences between the rights of STB and 3Dfx shareholders, including differences due to the fact that STB is a Texas corporation and 3Dfx is a California corporation. In addition, 3Dfx has adopted a shareholder rights plan that, among other things, may discourage certain types of transactions that may involve an actual or threatened change of control of 3Dfx. STB has no such plan.

         o There will be substantial expenses resulting from the 3Dfx Merger of approximately $4.5 million.

         o Certain officers and directors of STB may be deemed to have conflicts of interest with respect to the 3Dfx Merger.

         o The closing of the 3Dfx Merger is subject to certain conditions that may not be satisfied prior to the time of the closing, which could prevent the 3Dfx Merger from being consummated.

         In addition, in the event of the consummation of the 3Dfx Merger, there are a number of risks related to the business and operations of 3Dfx that will affect the operations of the Combined Company, including a number of the same or similar risks faced by STB that are identified below, as well as a number of risks specific to 3Dfx, including 3Dfx's limited operating history, 3Dfx's historical dependence on the retail distribution channel, 3Dfx's dependence on independent manufacturers and other third parties (3Dfx has no manufacturing capacity) and 3Dfx's dependence on third party developers and publishers of software titles that operate with 3Dfx's chips. In the event the 3Dfx Merger is not consummated, STB will face other risks, including the opportunity costs associated with its pursuit of a business combination with 3Dfx.

STB'S QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS CAUSED BY MANY FACTORS, MANY OF WHICH ARE OUT OF ITS CONTROL.

    STB's quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future. These variations are the result of a number of factors, many of which are beyond STB's control. These factors include:

    o The industry in which STB competes is always changing with the constant introduction of new technologies, products and methods of doing business

    o The ability of STB to successfully develop, introduce and market new or enhanced products.

    o The ability to introduce and market products in accordance with specialized customer design requirements and short design cycles

    o Changes in the relative volume of sales of various products with sometimes significantly different margins

    o   Changes in demand for STB's products and its customers' products

    o Frequent gains or losses of significant customers or strategic relationships

    o   Unpredictable volume and timing of customer orders

    o The availability, pricing and timeliness of delivery of components for STB's products

    o   The timing of new product announcements or introductions by competitors

    o   Product obsolescence and the management of product transitions

    o   Production delays

    o   Decreases in the average selling prices of products

    o   Seasonal fluctuations in sales

    Any one or more of the factors listed above or other factors could cause STB to fail to achieve its revenue and profitability expectations. In particular, the failure to meet market expectations could cause a sharp drop in STB's stock price.

    Most of STB's operating expenses are relatively fixed in the short term. STB may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could materially harm quarterly operating results. This is especially true since STB operates its own manufacturing facility. As a result, STB incurs relatively high fixed overhead and labor costs compared with those of its competitors that outsource their manufacturing requirements. If STB fails to generate the level of product revenues needed to absorb its fixed overhead and labor costs, its business could be materially harmed.

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

    As a result of the above factors, STB believes that you should not rely on period-to-period comparisons of results of operations as an indication of future performance. The results of any one quarter are not indicative of results to be expected for a full fiscal year.

STB OPERATES IN MARKETS THAT ARE INTENSELY AND INCREASINGLY COMPETITIVE, AND SOME OF ITS COMPETITORS MAY HAVE BETTER RESOURCES WITH WHICH TO COMPETE.

    The markets in which STB competes are intensely competitive and are likely to become more competitive in the future. As a result, STB constantly and increasingly risks losing customers to its competition. The competitive environment also creates downward pressure on prices and requires higher spending to address the competition, both of which tend to keep profit margins lower. STB does not compete on the basis of price alone. STB believes that the principal competitive factors for its products are:

    o   Product performance and quality

    o Conformity to industry standard application programming interfaces, or APIs

    o   Access to customers and distribution channels

    o   Manufacturing capabilities and cost of manufacturing

    o   Price

    o   Product support

    o   Ability to bring new products to the market in a timely way

    Many of STB's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than STB. These competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product breadth, lower cost structures and larger customer bases than STB. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements.

    STB's primary competition consists of:

    o Independent manufacturers of brand name graphics boards, including Diamond Multimedia Systems, Inc., ATI Technologies, Inc., Matrox Graphics, Inc., ELSA GmbH, Creative Labs, Inc., CEI Inc., Number Nine Visual Technology Corporation, and Hauppauge ComputerWorks, Inc.

    o Independent manufacturers of specialized technology products, including Colorgraphic Communications Corporation, Datapath Ltd, and Matrox Graphics, Inc.

    In addition to STB's major competitors, certain of its suppliers sell graphics chips directly to original equipment manufacturers, or OEMs, for use in internally produced multimedia accelerator subsystems, other multimedia subsystems or on motherboards. If one or more of STB's significant OEM customers commences or increases internal production of multimedia accelerator subsystems or other multimedia subsystems, STB's business could be materially harmed. Furthermore, several major OEMs currently integrate graphics chips on the motherboard of their personal computers. If one or more of STB's major OEM customers begin to incorporate graphics controller chips or other controller chips onto motherboards rather than incorporating STB's products, its business could be materially harmed.

    STB also faces competition from the makers of other personal computer components and software that are increasingly providing graphics processing capabilities.

STB DEPENDS ON THE PERSONAL COMPUTER AND GRAPHICS CHIPS MARKETS, WHICH ARE RAPIDLY CHANGING, HIGHLY CYCLICAL AND VULNERABLE TO SHARP CHANGES IN DEMAND.

    STB operates in markets that are constantly and rapidly changing and which have in the past, and may in the future, experience significant downturns. Substantially all of STB's revenues are currently derived from products sold for use in personal computers. STB expects to continue to derive almost all of its revenues from the sales of products for use in personal computers. The personal computer and graphics chips markets have also grown substantially in recent years. However, this growth may not continue. If the personal computer market were to decline, STB would likely experience significantly reduced demand for most or all of its products.

    The personal computer and graphics chips industries are cyclical and have been characterized by:

    o   Rapid technological change

    o   Evolving industry standards

    o   Cyclical market patterns

    o   Frequent new product introductions and short product life cycles

    o   Significant price competition and price erosion

    o   Fluctuating inventory levels

    o   Alternating periods of over-capacity and capacity constraints

    o   Variations in manufacturing costs and yields

    o   Significant expenditures for capital equipment and product development

    Changes in demand in the personal computer market could be large and sudden. Since graphics board and personal computer manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecasted product transitions. In such cases, the manufacturers may abruptly stop purchasing additional inventory from suppliers such as STB until the excess inventory has been used. This suspension of purchases or any reduction in demand for personal computers generally, or for particular products that incorporate STB's products, would materially harm its business.

    In addition, the personal computer market has in the past experienced significant economic downturns at various times, characterized by lower product demand and accelerated reduction of product prices. STB may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

THE CAPABILITIES OF STB'S PRODUCTS ARE BEING PROVIDED BY PERSONAL COMPUTER COMPONENTS AND OPERATING SYSTEMS THAT ARE NOT SOLD BY STB.

    A majority of STB's net sales are derived from the sale of graphics boards. However, there is a trend within the industry for graphics functionality to migrate from the graphics board to other personal computer components or into operating systems. This trend could significantly reduce the demand for STB's products.

    Based upon an independent industry newsletter published by Jon Peddie Associates to which STB subscribes (for approximately $2,000 annually), STB believes approximately 71% of all graphics controller chips manufactured in the twelve month period ended June 30, 1998 were incorporated onto graphics boards, and approximately 29% were incorporated onto motherboards. Graphics boards are usually used in higher-end personal computers offering the latest technology and performance features. However, as graphics functionality becomes technologically stable and widely accepted by personal computer users, it typically migrates to the personal computer motherboard. STB expects this trend to continue, especially with respect to its low-end graphics boards. In this regard, the MMX instruction set from Intel and the expanded capabilities provided by the Direct X APIs from Microsoft have increased the capability of Microsoft's operating systems to control display features that have traditionally been performed by graphics boards. Similarly, Intel has announced new motherboard chips that will incorporate graphics processing that has traditionally been accomplished by specialized graphics processing chips on separate graphics boards. As a result of these trends of technology migration, STB's success largely depends on its ability to continue to develop products that incorporate new and rapidly evolving technologies that manufacturers have not yet fully incorporated onto personal computer motherboards or into operating systems.

STB HAS EXPERIENCED AND MAY CONTINUE TO EXPERIENCE GROWTH THAT PLACES SIGNIFICANT STRAIN ON ITS RESOURCES.

    Growth has placed, and is expected to continue to place, a significant strain on STB's managerial, operational and financial resources, including its sales, customer support, research and development, and finance and administrative operations. As a result of this growth, STB may experience difficulty securing adequate quantities of components or manufacturing equipment. In addition, to the extent that new OEM customers are added, gross profit margins derived from initial orders with new OEM customers are frequently lower than STB's typical gross profit margins. This could reduce STB's overall gross profit margin.

    In response to its growth, STB has increased its expenditures and made certain long-term spending commitments, such as the expansion of production lines at its Juarez manufacturing facility and the relocation of its corporate headquarters to a larger facility in Richardson, Texas. These expenditures would be difficult to reduce quickly if STB's business declined. STB's inability to effectively manage any future growth would materially harm its business.

IF STB DOES NOT CONTINUE TO DEVELOP AND MARKET NEW AND ENHANCED PRODUCTS, IT WILL NOT BE ABLE TO SUCCESSFULLY COMPETE IN ITS MARKETS AND ITS AVERAGE SELLING PRICES AND GROSS PROFITS WILL LIKELY DECLINE.

    The markets for which STB's products are designed are intensely competitive and are characterized by short product life cycles, rapidly changing technology, evolving industry standards and declining average selling prices. As a result, STB cannot succeed unless it consistently develops and markets new products. STB believes this will require expenditures for research and development in the future consistent with the historical research and development expenditures of STB, taking into account efficiencies that may be achieved in integrating the companies' research and development organizations. To succeed in this environment STB must anticipate the features and functionality that customers will demand. STB must then incorporate those features and functionality into products that meet the design requirements of the personal computer market and the timing requirements of retail selling seasons. The success of STB's new product introductions will depend on several factors, including:

    o   Proper new product definition

    o   Timely completion and introduction of new product designs

    o The ability of subcontractors and component manufacturers to effectively design and implement the manufacture of new products

    o   Quality of new products

    o   Product performance as compared to competitors' products

    o   Market acceptance of STB's and its customers' products

    o   Competitive pricing of products

    o Introduction of new products to the market within the limited time window for original equipment manufacturer design cycles and retail selling seasons

     STB must also continue to develop new products in order to maintain average selling prices and gross margins. As the markets for STB's products continue to develop and competition increases, STB anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins for STB's products will decline as products mature. To do this, STB must successfully identify new product opportunities and develop and bring new products to market in a timely manner.

    The failure of STB to successfully develop and introduce new products and achieve market acceptance for such products would materially harm STB's business. STB has in the past experienced delays in completing development and introduction of new products. Such delays in the future could materially harm STB's business.

BECAUSE STB'S PRODUCTS HAVE SHORT PRODUCT LIFE CYCLES, STB MUST SUCCESSFULLY MANAGE PRODUCT TRANSITIONS IN ORDER TO REMAIN COMPETITIVE.

    STB's products have short product life cycles. Each new product cycle creates risks that competitors of STB will gain market share. STB's major OEM customers typically introduce new system configurations as often as twice a year. The life cycles of STB's graphics boards typically range from six to nine months. A failure by STB to successfully introduce new products within a given product cycle could materially harm its business for that cycle and possibly for subsequent cycles. Any such failure could also damage STB's brand name, reputation and relationships with its customers and cause longer term harm to its business.

    STB's products have short product life cycles because the personal computer market frequently undergoes transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. STB's products must be able to support the new features and performance levels being required by personal computer manufacturers at the beginning of such a transition. Otherwise, STB would likely lose business as well as the opportunity to compete for new design contracts until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could significantly reduce STB's revenues for a substantial period. A revenue reduction of that nature would likely materially harm STB's business.

SHORT PRODUCT LIFE CYCLE RISKS ARE WORSENED BY LONG COMPONENT LEAD TIMES.

    The short product life cycles of STB's products also give rise to a number of risks involving product and component inventories. These risks are heightened by the fact that long lead times are required to acquire some components of STB's products. STB may not be able to quickly reduce its production or inventory levels in response to unexpected shortfalls in sales. This could leave STB with significant and costly obsolete inventory. Long component lead times could cause these inventory levels to be larger than they otherwise would be. Long component lead times also may prevent STB from quickly taking advantage of an unexpected new product cycle. This can lead to costly lost sales opportunities and loss of market share.

STB'S PRODUCTS DEPEND UPON WHQL CERTIFICATION, WHICH MAY NOT BE GRANTED FOR FUTURE PRODUCTS.

    STB submits most of its products for compatibility and performance testing to the Microsoft Windows Hardware Quality Lab ("WHQL"). WHQL certification typically requires up to several weeks to complete and entitles STB to claim that a particular product is "Designed for Microsoft Windows." STB's OEM customers typically require STB's products to have this certification prior to making volume purchases. STB may not receive WHQL certification for future products in a timely fashion. A failure to receive WHQL certification could materially harm STB's business.

BECAUSE STB HAS SIGNIFICANT CUSTOMER CONCENTRATION, THE LOSS OF A MAJOR CUSTOMER WILL SEVERELY REDUCE SALES.

    STB's sales are highly concentrated among a limited number of customers that do not have long term contractual commitments to purchase from STB. This combination of customer concentration and lack of contractual commitments means the loss or reduction in business of even a single customer could severely reduce STB's sales.

    STB's three largest original equipment manufacturers, or OEMs, customers accounted for approximately 75% of net sales during fiscal 1998, with Gateway, Inc., Dell Computer Corporation and Compaq Computer Corporation accounting for approximately 39%, 31% and 5% of net sales for such period. Historically, Gateway has been STB's largest customer, while Dell and Compaq have recently become more significant customers. STB's other significant customers change from period to period. STB expects that a small number of customers will continue to account for a substantial portion of its revenues for the foreseeable future.

    Another result of customer concentration and lack of long term purchasing contracts is that STB's customers have significantly more power over STB to influence the pricing of its products. This could reduce STB's gross margins and harm its business.

STB HAS SIGNIFICANT PRODUCT CONCENTRATION, WHICH MEANS THAT POOR RESULTS FROM A SINGLE PRODUCT COULD SEVERELY HARM ITS BUSINESS.

    Historically, a majority of STB's net sales have come from sales of graphics boards. Also, from time to time, a majority of STB's net sales in a fiscal quarter have come from the sale of a single or a limited number of graphics boards.

STB DEPENDS UPON A SINGLE MANUFACTURING FACILITY THAT IT OWNS AND OPERATES, INCREASING STB'S RISKS IN THE EVENT OF MANUFACTURING DIFFICULTIES AND INCREASING STB'S FIXED COSTS.

    STB's sole manufacturing facility is located in Juarez, Mexico. Since STB is dependent on this single manufacturing facility, any disruption of STB's manufacturing operations at this facility would materially harm its business. Such disruption could result from various factors, including difficulties in attracting and retaining qualified manufacturing employees, difficulties associated with the use of new, reconfigured or upgraded manufacturing equipment, labor disputes, human error, governmental or political risks or a natural disaster such as an earthquake, tornado, fire or flood.

    In comparison to those of its competitors that do not maintain their own manufacturing facilities, STB incurs higher relative fixed overhead and labor costs as a result of operating its own manufacturing facility. Any failure to generate the level of product revenues needed to absorb these overhead and labor costs would materially harm STB's business.

CHANGES IN THE MIX OF STB'S PRODUCT SALES BY PRODUCT OR BY SALES CHANNEL COULD SIGNIFICANTLY HARM STB'S SALES OR PROFIT MARGINS.

    STB offers two broad categories of products: graphics boards and other multimedia subsystems that are primarily sold to major original equipment manufacturers, or OEMs, and, to a lesser degree, to commercial customers, and specialized technology products that are primarily sold to resellers, the workstation groups of OEMs and corporate customers in certain industries. Sales of graphics boards to OEMs currently account for a substantial majority of STB's net sales to OEMs. These sales are characterized by relatively high unit volumes and relatively low gross profit margins. Sales of STB's graphics boards and other multimedia subsystems to the commercial market are characterized by relatively modest volumes and moderate gross profit margins. Sales of STB's specialized technology products are characterized by relatively low unit volumes and relatively high gross profit margins.

    Shifts in the mix of products sold or in the sales channels into which such products are sold could materially harm STB's business. In particular, a decrease in sales of graphics boards and other multimedia subsystems to the commercial market or in sales of specialized technology products could result in a disproportionately greater decrease in STB's gross profit margin. This is because sales of graphics boards and other multimedia subsystems in the commercial market and sales of specialized technology products currently have higher gross profit margins than sales of graphics boards and other multimedia subsystem products to STB's OEM customers. On the other hand, any decrease in the volume of graphics boards and other multimedia subsystems sold to STB's OEM customers would significantly reduce total net sales. This would also materially harm STB's business.

STB RELIES ON INTELLECTUAL PROPERTY THAT MAY NOT BE ADEQUATELY PROTECTED AND THAT MAY BE EXPENSIVE TO PROTECT.

    STB relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. If these efforts are not sufficient to protect its intellectual property, STB's business may be harmed. Many foreign jurisdictions offer less protection of intellectual property rights than the United States. Therefore, the protection provided to STB's proprietary technology by the laws of foreign jurisdictions may not be sufficient to protect its technology.

    It is common in the personal computer industry for companies to assert intellectual property infringement claims against other companies. Therefore, STB's products may become the target of infringement claims. If that were to occur, STB may be required to spend significant time and money to defend its products, redesign its products or develop or license a substitute technology. Any of

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
those events could materially harm STB's business. Litigation by or against STB could result in significant expense to STB and could divert the efforts of STB's technical and management personnel, regardless of the outcome of such litigation.

    It is common in the personal computer industry for companies to assert intellectual property infringement claims against other companies. As a result, STB indemnifies some of its original equipment manufacturer, or OEM customers against certain intellectual property claims relating to STB's products used in OEM customers' products. Several OEM customers have sent STB notices of potential indemnity claims based upon a notice of patent infringement. Subsequently, the patent owner filed a patent infringement lawsuits in the U.S. and elsewhere against several of such OEM customers and a number of other major personal computer systems manufacturers. Based upon STB's preliminary evaluation of the patent, it does not believe the infringement claims have merit as to its products sold to its customers. However, even if the claims do not have merit, STB may be required to dedicate significant management time and expense to defending itself if it is directly sued, or assisting its OEM customers in their defense of this or other infringement claims pursuant to such indemnity agreements. This could materially harm STB's business.

STB HAS HAD TO RECORD EXPENSES FOR OBSOLETE INVENTORY, PRICE PROTECTION AND STOCK ROTATIONS.

    STB establishes reserves for obsolete inventory, which may be in the form of components, work in process or finished goods. These reserves usually arise as a result of price erosion in the marketplace or changes in technology. In fiscal 1998, STB recorded a relatively high expense for inventory obsolescence of $6.4 million, approximately half of which related to non-recurring charges and the remainder of which related to normal obsolescence and manufacturing scrap associated with continuing operations.

    If there is a price decrease in STB's products, STB's credit arrangements with its commercial customers generally allow such customers credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. This practice is common in the industry. In addition, commercial customers generally have the right to return slow-moving or excess inventory for product credit equal to an agreed upon percentage of shipments within specified time periods. STB establishes reserves to cover these practices, and in fiscal 1998 recorded a relatively high expense of $4.2 million for price protection. The increase in this expense over the prior period was principally due to the delayed release of certain products, which expense management believes is non-recurring in nature. This product release delay was due to STB's inability to obtain an adequate supply of memory chips, resulting in the need to price protect the products shortly after their introduction.

    High levels of expenses for obsolete inventory, price protection claims or returns may materially harm STB's business.

A SECURITIES CLASS ACTION LAWSUIT HAS BEEN FILED AGAINST STB.

    A securities class action lawsuit was filed on October 9, 1998 in Dallas County, Texas against STB and certain of its officers and directors, along with the underwriters who participated in STB's public offering on March 20, 1998. The petition alleges that the registration statement for STB's secondary public offering contained false and misleading statements of material facts and omitted to state material facts, alleging that the registration statement failed to disclose certain alleged STB product defects, alleged difficulties with some of STB's major customers and STB's allegedly deteriorating financial performance. The petition asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Sections 581-33A and 581-33F of the Texas Securities Act on behalf of a purported class of persons who purchased or otherwise acquired STB's common stock in the public offering. The petition seeks recission and/or unspecified damages. STB denies the allegations in the petition and intends to vigorously defend the lawsuit. In the event the plaintiffs in the lawsuit prevail in connection with any of their claims, then, depending upon the magnitude of damages and expenses incurred by STB and the extent to which such damages and expenses are covered by insurance, the lawsuit could materially harm STB or the combined company.

RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE.

         STB uses a significant number of computer software programs and operating systems in its internal operations. These include applications used in financial business systems and various administration functions, and also software programs in its products. If these software applications are unable to appropriately interpret dates occurring in the upcoming calendar year 2000, some level of modification or replacement of such software may be necessary. STB believes that all of its existing products are year 2000 compliant and has conducted or is conducting year 2000 compliance testing. Despite such belief, STB's products may not be year 2000 compliant. If STB's products fail to perform, including failures due to the onset of calendar year 2000 its business would likely be materially harmed.

         STB is currently evaluating its information technology for year 2000 compliance. This evaluation includes reviewing what actions are required to make all internally used software systems year 2000 compliant as well as actions necessary to make STB less vulnerable to year 2000 compliance problems associated with third parties' systems. Such measures may not solve all year 2000 problems. Any year 2000 problems could materially harm STB's business. In addition, STB's customers and suppliers may not be year 2000 compliant, which could materially harm STB's business.

STB DEPENDS ON A LIMITED NUMBER OF SUPPLIERS FROM WHOM STB DOES NOT HAVE A GUARANTEE OF ADEQUATE SUPPLIES, INCREASING THE RISK THAT A LOSS OF OR PROBLEMS WITH A SINGLE SUPPLIER COULD SIGNIFICANTLY HARM STB'S BUSINESS.

    STB obtains several of the components used in its products from single or limited sources. If component manufacturers do not allocate a sufficient supply of components to meet STB's needs, STB may have to obtain these components from distributors or on the spot market at a higher cost. STB has no guaranteed supply arrangements with any of its suppliers, and current suppliers may not be able to meet its current or future component requirements. From time to time, STB relies substantially upon a limited number of sole source suppliers for graphics chips, which can, in large part, determine the performance of a graphics board.

    If STB in the past experienced difficulty obtaining a particular graphics chip, it was able to use comparable graphics chips. After the 3Dfx Merger, STB may not be able to select other graphics chips because the graphics chip suppliers are 3Dfx competitors. Even if other graphics chip suppliers would supply STB as a 3Dfx subsidiary, these alternative components may cost significantly more. Alteration of product designs to use alternative components could cause significant delays and could require product recertification from STB's OEM customers or reduce its production of the related products. Any of these effects could materially harm STB's business.

    From time to time STB has experienced difficulty meeting certain product shipment dates to customers for various reasons. These reasons include component delivery delays, component availability shortages, system compatibility difficulties and supplier product quality deficiencies. In some instances missing shipment dates has resulted in impaired margins, reduced production volumes, strained customer relations and loss of business.

    Software drivers, which are essential to the performance of nearly all of STB's products, are included with some of STB's limited source components. From time to time STB experiences product delivery delays due to the inadequacy or the incompatibility of software drivers provided by component suppliers or developed internally by STB. Delays in the delivery of components, component shortages, system compatibility difficulties, supplier product quality deficiencies and software driver problems will continue to occur in the future. Such delays or problems could materially harm STB's business. Additionally, in an effort to avoid actual or perceived component shortages, STB may overpurchase certain components. Excess inventory resulting from such overpurchases, obsolescence or a decline in the market value of such inventory, could result in inventory write-offs, which would materially harm STB's business.

INCREASES IN THE PRICES OF SUPPLIES CAN HARM STB'S BUSINESS.

    Significant increases in the prices of components, such as graphics chips or memory chips, have occurred in the past, and STB has not always been able to increase its products' prices accordingly. Demand for STB's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of SDRAM or other memory products. Large supplies of SDRAMs in the Spring of 1998 resulted in significant price declines for such components and lowered total graphics board costs on products that used the components as compared to SGRAMs. Worldwide shortages of controller chips or memory chips and international tariff disputes have resulted in substantial component cost increases that have harmed STB's business. These price increases may occur in the future, and may materially harm STB's business.

STB'S ENTRY INTO NEW PRODUCT MARKETS CAN DIVERT RESOURCES FROM STB'S CORE BUSINESS AND EXPOSE STB TO RISKS INHERENT IN THOSE NEW MARKETS.

STB's business historically has focused primarily on the design, manufacture and sale of graphics boards. However, STB from time to time undertakes new product initiatives, such as DVD decoders and flat panel display products. There are numerous risks inherent in entering into new product markets. These risks include the reallocation of limited management, engineering and capital resources to unproven product ventures, a greater likelihood of encountering technical problems and a greater likelihood that STB's new products or the personal computers into which they are incorporated will not gain market acceptance. In addition, a new product line, like STB's line of flat panel display products, requires significant investment in long-lead time inventories as well as certain manufacturing equipment. The failure of one or more of such products, or any adverse effect such new products may have upon STB's reputation in its core graphics board business as a result of such failure, could materially harm STB's business.

STB IS SUBJECT TO ENVIRONMENTAL REGULATIONS IN REGARDS TO ITS MANUFACTURING FACILITY.

    STB is subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture its products. STB could be fined or suffer a suspension of production, alteration of its manufacturing processes or cessation of operations if it does not comply with any such regulation. If this occurs, STB's business could be materially harmed.

ITEM 6   EXHIBITS AND REPORTS ON FORM 8-K

(a)      Exhibits

Exhibit Number

2.1 Agreement and Plan of Reorganization by and among 3Dfx Interactive, Inc., Voodoo Merger Sub, Inc. and the Company dated as of December 13, 1998, and the related Stock Option Agreement (incorporated by reference to Schedule 13D of 3Dfx Interactive, Inc. dated December 23, 1998 with respect to the Company).

10.1 Employment Agreement dated November 1, 1996 by and between the Company and William E. Ogle (incorporated by reference to Exhibit 10.42 to the Company's Registration Statement on Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated December 13, 1998 (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended October 31, 1998).

10.2 Employment Agreement dated November 1, 1996 by and between the Company and Randall D. Eisenbach (incorporated by reference to Exhibit 10.43 to the Company's Registration Statement on Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated December 13, 1998 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended October 31, 1998).

10.3 Employment Agreement dated November 1, 1996 by and between the Company and James L. Hopkins (incorporated by reference to Exhibit 10.44 to the Company's Registration Statement on Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated December 13, 1998 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended October 31, 1998).

10.4 Employment Agreement dated November 1, 1996 by and between the Company and J. Shane Long (incorporated by reference to Exhibit 10.45 to the Company's Registration Statement on Form S-1 (Registration No. 333-14313)), as amended by that certain Amendment to Employment Agreement for Executive Officer dated December 13, 1998 (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 31, 1998).

10.5 Letter Agreement dated December 11, 1998 between the Company and Hoak Breedlove Wesneski & Co. (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended October 31,
         1998).

27.1     Financial Data Schedule

(b)      Current Reports on Form 8-K

         None

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         STB SYSTEMS, INC.


Dated: March 17, 1999                    By: /s/ William E. Ogle
                                             ----------------------------------
                                         President and Chief Executive Officer


Dated: March 17, 1999                    By: /s/ T. Greg Dewitt
                                             ----------------------------------
                                         T. Greg Dewitt, Director of Accounting
                                         (Chief Accounting Officer)

                                                                      APPENDIX Q

                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                STB SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                 TEXAS                                    75-1855896
        (State of Incorporation)               (IRS Employer Identification No.)

       1651 NORTH GLENVILLE DRIVE                            75081
           RICHARDSON, TEXAS
(Address of principal executive offices)                  (Zip code)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED
    --------------------------               ----------------------------------
                NONE                                        NONE

        IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS EFFECTIVE UPON FILING PURSUANT TO GENERAL INSTRUCTION A.(c)(1), PLEASE CHECK THE FOLLOWING BOX. [ ]

        IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS TO BECOME EFFECTIVE SIMULTANEOUSLY WITH THE EFFECTIVENESS OF A CONCURRENT REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 PURSUANT TO GENERAL INSTRUCTION A.(c)(2), PLEASE CHECK THE FOLLOWING BOX. [ ]

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $.01 PAR VALUE
                                (TITLE OF CLASS)

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

AUTHORIZED SHARES

        The authorized capital stock of STB Systems, Inc. (the "Company") consists of 25,000,000 shares of Common Stock, $.01 par value per share ("Common Stock"), and 2,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), issuable in series.

COMMON SHARES

        The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interest in the Company or other subscription or conversion rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. The outstanding shares of Common Stock are fully paid and nonassessable. Each holder of Common Stock is entitled to one vote per share of Common Stock which that person holds. The Company's Amended and Restated Articles of Incorporation prohibit cumulative voting. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution to such holders upon liquidation, dissolution and winding up of the Company.

PREFERRED STOCK

        The Board of Directors of the Company may issue Preferred Stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. It is not possible to state the actual effect of the issuance of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors of the Company determines the specific rights of the holders of such Preferred Stock. However, among other effects, the issuance of Preferred Stock might restrict dividends on the Common Stock, dilute the voting power of the Common Stock, impair the liquidation rights of the Common Stock and delay or prevent a change in control of the Company without further action by the Company's shareholders.

ITEM 2. EXHIBITS

        The following exhibits are hereby filed with the Securities and Exchange
Commission:

2.1     Articles of Amendment to the Articles of Incorporation of STB Systems,
        Inc.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             STB SYSTEMS, INC.

                                             By: /s/ BRYAN F. KEYES
                                                 -------------------------------
                                                 Bryan F. Keyes
                                                 Director of Legal and Finance

October 22, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 204(a) of the California General Corporation Law, the Registrant's Restated Articles of Incorporation eliminate a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions to shareholders, loans or guarantees. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Restated Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. The Registrant has entered into Indemnification Agreements with its directors and executive officers.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith or incorporated by reference herein:


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  2.1     Agreement and Plan of Reorganization by and between the
          Registrant and STB Systems, Inc. dated as of December 13,
          1998, and the related Stock Option Agreement (attached as
          Appendix A and Appendix D, respectively, to the Joint Proxy
          Statement/Prospectus contained in this Registration
          Statement).
  3.1     The Registrant's Restated Articles of Incorporation
          (incorporated by reference to exhibits filed in response to
          Item 16 of the Registration Statement on Form S-1, File No.
          333-25365).
  3.2     The Registrant's Bylaws, as amended (incorporated by
          reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the
          Securities and Exchange Commission March 1, 1999).
  3.3     The Registrant's Bylaws in the form as proposed to be
          amended.
  4.1     Form of Specimen Certificate for the Registrant's Common
          Stock (incorporated by reference to exhibits filed in
          response to Item 16 of the Registration Statement on Form
          S-1, File No. 333-25365).
  4.2     Certificate of Determination of Series A Preferred Stock
          (incorporated by reference to Exhibit A to Exhibit No. 1 to the Registrant's Registration Statement on Form 8-A, dated
          November 19, 1998).
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding the legality of the securities being issued.
  8.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding certain tax issues.
  8.2     Opinion of Locke Liddell & Sapp LLP regarding certain tax
          issues.
  9.1     Form of Voting Agreement, dated December 13, 1998, between the Registrant and certain shareholders of STB Systems,
          Inc., a Texas Corporation (attached as Appendix C to the
          Joint Proxy Statement/Prospectus contained in this
          Registration Statement).
 23.1     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1 and Exhibit 8.1).
 23.2     Consent of PricewaterhouseCoopers LLP.
 23.3     Consent of PricewaterhouseCoopers LLP.
 23.4     Consent of BancBoston Robertson Stephens (included in the
          opinion of BancBoston Robertson Stephens attached as
          Appendix E to the Joint Proxy Statement/Prospectus contained in the Registration Statement).
 23.5     Consent of Hoak Breedlove Wesneski & Co.
 23.6     Consent of Locke Liddell & Sapp LLP (included in Exhibit
          8.2).
 23.7     Consent of William E. Ogle to be named a director nominee.
 23.8     Consent of James L. Hopkins to be named a director nominee.
 24.1     Power of Attorney (see page II-5).
 99.1     Form of 3Dfx Proxy Card.
 99.2     Form of STB Proxy Card.

     (b) Financial Statement Schedule. Not Applicable.

     (c) Reports, Opinions or Appraisals. Furnished as Appendix E and Appendix F to the Joint Proxy Statement/Prospectus contained in this Registration Statement.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (5) that every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 19(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (6) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

     (7) to supply by means of a post-effective amendment all information concerning a transaction, and 3Dfx being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 14th day of April, 1999.


                                          3DFX INTERACTIVE, INC.

                                          By     /s/ L. GREGORY BALLARD
                                            ------------------------------------
                                                     L. Gregory Ballard
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints L. Gregory Ballard and David Zacarias, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                   TITLE                      DATE
                  ---------                                   -----                      ----
           /s/ L. GREGORY BALLARD              President and Chief Executive        April 14, 1999
---------------------------------------------  Officer
             L. Gregory Ballard

             /s/ DAVID ZACARIAS                Vice President of Administration     April 14, 1999
---------------------------------------------  and Chief Financial Officer
               David Zacarias                  (Principal Financial and Accounting
                                               Officer)

           /s/ GORDON A. CAMPBELL              Chairman of the Board of Directors   April 14, 1999
---------------------------------------------
             Gordon A. Campbell

               /s/ ALEX LEUPP                  Director                             April 14, 1999
---------------------------------------------
                 Alex Leupp

            /s/ SCOTT D. SELLERS               Director                             April 14, 1999
---------------------------------------------
              Scott D. Sellers

               /s/ ANTHONY SUN                 Director                             April 14, 1999
---------------------------------------------
                 Anthony Sun

               /s/ JAMES WHIMS                 Director                             April 14, 1999
---------------------------------------------
                 James Whims

             /s/ PHILIP M. YOUNG               Director                             April 14, 1999
---------------------------------------------
               Philip M. Young

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  2.1     Agreement and Plan of Reorganization by and between the
          Registrant and STB Systems, Inc. dated as of December 13,
          1998, and the related Stock Option Agreement (attached as
          Appendix A and Appendix D, respectively, to the Joint Proxy
          Statement/Prospectus contained in this Registration
          Statement).
  3.1     The Registrant's Restated Articles of Incorporation
          (incorporated by reference to exhibits filed in response to
          Item 16 of the Registration Statement on Form S-1, File No.
          333-25365).
  3.2     The Registrant's Bylaws, as amended (incorporated by
          reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the
          Securities and Exchange Commission March 1, 1999).
  3.3     The Registrant's Bylaws in the form as proposed to be
          amended.
  4.1     Form of Specimen Certificate for the Registrant's Common
          Stock (incorporated by reference to exhibits filed in
          response to Item 16 of the Registration Statement on Form
          S-1, File No. 333-25365).
  4.2     Certificate of Determination of Series A Preferred Stock
          (incorporated by reference to Exhibit A to Exhibit No. 1 to the Registrant's Registration Statement on Form 8-A, dated
          November 19, 1998).
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding the legality of the securities being issued.
  8.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding certain tax issues.
  8.2     Opinion of Locke Liddell & Sapp LLP regarding certain tax
          issues.
  9.1     Form of Voting Agreement, dated December 13, 1998, between the Registrant and certain shareholders of STB Systems,
          Inc., a Texas Corporation (attached as Appendix C to the
          Joint Proxy Statement/Prospectus contained in this
          Registration Statement).
 23.1     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1 and Exhibit 8.1).
 23.2     Consent of PricewaterhouseCoopers LLP.
 23.3     Consent of PricewaterhouseCoopers LLP.
 23.4     Consent of BancBoston Robertson Stephens (included in the
          opinion of BancBoston Robertson Stephens attached as
          Appendix E to the Joint Proxy Statement/Prospectus contained in the Registration Statement).
 23.5     Consent of Hoak Breedlove Wesneski & Co.
 23.6     Consent of Locke Liddell & Sapp LLP (included in Exhibit
          8.2).
 23.7     Consent of William E. Ogle to be named a director nominee
 23.8     Consent of James L. Hopkins to be named a director nominee
 24.1     Power of Attorney (see page II-5).
 99.1     Form of Registrant Proxy Card.
 99.2     Form of STB Proxy Card.
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